Form 20-F
period 2018-12-31
BEST Inc.
filed 2019-04-11
CIK 1709505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

250,648,452 Class A ordinary shares were outstanding as of December 31, 2018 (including 5,096,587 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2018
47,790,698 Class C ordinary shares were outstanding as of December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

FISCAL YEAR ENDED DECEMBER 31, 2018

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

•          “Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;

•          “average orders fulfilled per customer” in any given period are to orders fulfilled in the period divided by the average number of customers at the beginning and end of the period;

•          “B2B” are to business-to-business, or commercial transactions between businesses;

•          “B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;

•          “Cainiao Network” are to Cainiao Smart Logistics Network Limited, in which Alibaba Group Holding Limited owned a 51% equity interest as of March 31, 2018 as disclosed in the annual report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC by Alibaba Group Holding Limited on July 27, 2018, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, and as of December 31, 2017 and 2018.

Our ADSs are listed on the New York Stock Exchange under the symbol “BEST.” Before February 19, 2019, our ADSs were listed on the same stock exchange under the symbol “BSTI.”

PART I

ITEM 1.                                                              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.                                                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.                                                              KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the selected balance sheet data as of December 31, 2015 and 2016 have been derived from our audited financial statements not included in this annual report. The historical results are not necessarily indicative of results to be expected in any future period.

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Selected Consolidated Statements of Operations Data
Revenue
Express	2,260,397	3,710,292	5,388,833	12,786,279	17,702,869	2,574,776
Freight	265,931	675,881	1,604,573	3,178,044	4,102,610	596,700
Supply chain management	536,026	828,431	1,241,356	1,600,952	2,074,414	301,711
Store+	—	9,700	560,226	2,226,034	2,845,002	413,788
Others	3,440	32,023	49,149	198,253	1,236,084	179,781
Total revenue	3,065,794	5,256,327	8,844,137	19,989,562	27,960,979	4,066,756

Cost of revenue
Express	(2,590,123)	(4,035,300)	(5,671,356)	(12,435,550)	(16,915,801)	(2,460,301)
Freight	(338,316)	(923,011)	(1,906,930)	(3,362,652)	(3,946,032)	(573,927)
Supply chain management	(508,444)	(795,099)	(1,183,245)	(1,502,570)	(1,970,105)	(286,540)
Store+	—	(9,714)	(569,557)	(2,072,912)	(2,589,883)	(376,683)
Others	(3,577)	(27,584)	(45,479)	(130,327)	(1,098,021)	(159,701)
Total cost of revenue	(3,440,460)	(5,790,708)	(9,376,567)	(19,504,011)	(26,519,842)	(3,857,152)

Gross (loss)/profit	(374,666)	(534,381)	(532,430)	485,551	1,441,137	209,604
Selling expenses	(132,123)	(188,455)	(370,017)	(694,852)	(893,859)	(130,006)
General and administrative expenses	(232,974)	(380,864)	(521,237)	(928,188)	(1,020,671)	(148,450)
Research and development expenses	(26,648)	(46,177)	(80,326)	(139,009)	(184,581)	(26,846)
Other operating income	43,245	61,877	104,047	—	—	—
Total operating expenses	(348,500)	(553,619)	(867,533)	(1,762,049)	(2,099,111)	(305,302)

Loss from operations	(723,166)	(1,088,000)	(1,399,963)	(1,276,498)	(657,974)	(95,698)
Interest income	3,977	3,727	24,386	75,056	102,821	14,955
Interest expense	(7,997)	(10,439)	(21,379)	(47,154)	(75,060)	(10,917)
Foreign exchange (loss)/gain	(905)	5,808	(1,864)	(6,320)	(6,533)	(950)
Other income	13,627	(31,247)	44,409	56,035	171,370	24,925
Other expense	(3,997)	(1,774)	(8,542)	(18,507)	(30,672)	(4,461)
Loss before income tax and share of net (loss)/income of equity investees	(718,461)	(1,059,431)	(1,362,953)	(1,217,388)	(496,048)	(72,146)
Income tax expense	—	—	(570)	(9,856)	(11,887)	(1,729)
Loss before share of net (loss)/income of equity investees	(718,461)	(1,059,431)	(1,363,523)	(1,227,244)	(507,935)	(73,875)
Share of net (loss)/income of equity investees	—	(12)	43	(816)	(456)	(66)

Net loss	(718,461)	(1,059,443)	(1,363,480)	(1,228,060)	(508,391)	(73,941)
Net loss attributable to non-controlling interests	—	—	—	(167)	(403)	(59)
Net loss attributable to BEST Inc.	(718,461)	(1,059,443)	(1,363,480)	(1,227,893)	(507,988)	(73,882)
Accretion to redemption value of redeemable convertible preferred shares	(512,289)	(3,996,288)	(3,661,975)	—	—	—
Deemed dividend-Repurchase of redeemable convertible preferred shares	(45,784)	—	(160,891)	—	—	—
Deemed dividend-Modification of redeemable convertible preferred shares	(15,007)	—	(423,979)	—	—	—
Deemed dividend-Extinguishment loss of Series D redeemable convertible preferred shares	—	(296,677)	—	—	—	—
Net loss attributable to ordinary shareholders	(1,291,541)	(5,352,408)	(5,610,325)	(1,227,893)	(507,988)	(73,882)
Net loss per ordinary share:
Basic	(21.53)	(89.21)	(93.51)	(8.28)	(1.32)	(0.19)
Diluted	(21.53)	(89.21)	(93.51)	(8.28)	(1.32)	(0.19)
Shares used in net loss per share computation:
Ordinary shares:
Basic	60,000,000	60,000,000	60,000,000	—	—
Diluted	60,000,000	60,000,000	60,000,000	—	—
Class A ordinary shares:
Basic	—	—	—	73,900,022	242,542,728
Diluted	—	—	—	148,237,982	384,408,675
Class B ordinary shares:
Basic	—	—	—	26,547,262	94,075,249
Diluted	—	—	—	26,547,262	94,075,249
Class C ordinary shares:
Basic	—	—	—	47,790,698	47,790,698
Diluted	—	—	—	47,790,698	47,790,698

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	291,064	2,927,581	1,240,431	1,630,444	237,138
Restricted cash (current portion)	135,342	374,363	1,652,653	1,278,326	185,925
Short-term investments	—	62,000	2,353,663	1,007,329	146,510
Property and equipment, net	625,535	947,505	1,307,470	2,064,657	300,292
Intangible assets, net	5,366	13,516	158,556	143,810	20,916
Long-term investments	10,288	24,081	37,167	214,339	31,174
Goodwill	239,564	247,203	448,584	469,076	68,224
Restricted cash (non-current portion)	55,060	78,588	89,745	90,638	13,183
Other non-current assets	20,843	87,395	62,314	45,531	6,622
Total assets	2,286,578	6,295,853	10,878,529	12,366,282	1,798,599
Short-term bank loans	338,000	458,000	1,216,384	1,782,900	259,312
Total liabilities	2,728,113	3,961,748	6,486,034	8,226,124	1,196,438
Total mezzanine equity	7,585,550	15,842,210	—	—	—
Total shareholders’ (deficit)/equity	(8,027,085)	(13,508,105)	4,392,495	4,140,158	602,161
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,286,578	6,295,853	10,878,529	12,366,282	1,798,599

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments.

The table below sets forth a reconciliation of our net loss to EBITDA for the periods indicated:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(718,461)	(1,059,443)	(1,363,480)	(1,228,060)	(508,391)	(73,941)
Add:
Depreciation & Amortization	84,970	147,283	246,311	363,909	461,612	67,138
Interest expense	7,997	10,439	21,379	47,154	75,060	10,917
Income tax expense	—	—	570	9,856	11,887	1,729
Subtract:
Interest income	3,977	3,727	24,386	75,056	102,821	14,955
EBITDA	(629,471)	(905,448)	(1,119,606)	(882,197)	(62,653)	(9,112)
Add:
Share-based compensation expenses	—	—	—	298,963	109,107	15,869
Add/(Subtract):
Fair value change of equity investments	—	—	—	—	(64,628)	(9,400)
Adjusted EBITDA	(629,471)	(905,448)	(1,119,606)	(583,234)	(18,174)	(2,643)

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2014	2015	2016	2017	2018
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	18,842	44,997	88,063	132,245	164,441
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	1,442	8,826	32,602	48,232	82,276
BEST Express
Parcel volume (in thousands) (1)	735,481	1,402,101	2,165,521	3,769,385	5,470,092
BEST Freight
Freight volume (tonnage in thousands) (1)	678	1,507	2,982	4,316	5,430
BEST Store+
Number of store orders fulfilled	N/A	10,151	687,692	2,403,538	3,055,042

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

The future development and landscape of the retail industry in China and elsewhere are affected by a number of factors, many of which are beyond our control. These factors include the consumption power and disposable income of consumers, as well as changes in demographics and consumer preferences. The development of the retail industry is also subject to the selection, price and popularity of products offered through online and offline retail channels of original brand manufacturers and changes in the availability, reliability and security of such channels. Further, the emergence of alternative channels or business models that better suit the needs of consumers and the development of online-to-offline supply chain integration by retailers can also affect the development of the retail industry. Another important factor is the development of fulfillment, payment and other ancillary services associated with the retail industry. Macroeconomic conditions, particularly as retail spending tends to decline during recessions and other economic factors affecting consumer confidence, including inflation and deflation, fluctuation of currency exchange rates, volatility of stock and property markets, interest rates, tax rates and changes in unemployment rates, can also impact the development of the retail industry in China and elsewhere. Finally, other factors, such as changes in government policies, laws and regulations, in particular those that govern the retail industry, as well as changes in domestic and international politics, including military conflicts, economic disputes, political turmoil and social instability, can also influence the development of the retail industry in China and elsewhere. It is difficult to predict how market forces, or China or U.S. government policy, in particular, the outbreak of a trade war between China and the U.S. and the imposition in 2018 of additional tariffs on bilateral imports, may continue to impact China’s economy, the retail industry, e-commerce in China and the U.S., as well as related demand for integrated supply chain solutions going forward. If New Retail, the e-commerce industry in China and their respective demand for integrated supply chain solutions fail to develop as we expect, our business and growth could be harmed.

We have a history of net losses and negative cash flows from operating activities, which may occur again in the future.

We incurred net losses of RMB1,363.5 million, RMB1,228.1 million and RMB508.4 million (US$73.9 million) in 2016, 2017 and 2018, respectively. In addition, net cash used in operating activities was RMB623.4 million in 2016, although we generated net cash from operating activities in the amounts of RMB25.6 million and RMB637.2 million (US$92.7 million) in 2017 and 2018, respectively.

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

We have experienced significant growth in recent years. Our total revenue increased from RMB8.9 billion in 2016 to RMB20.0 billion in 2017 and further to RMB28.0 billion (US$4.1 billion) in 2018. However, our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful.

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

We utilize franchisee partners to conduct certain aspects of our business. As of December 31, 2018, we had approximately 9,064 franchisee partners. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

We have a very limited history in providing BEST Store+ services, which were launched on a full-scale basis in March 2016. While we experienced rapid growth in this service line, we cannot assure you that we will be able to maintain its growth or successfully address any future problems or issues. We expect to continue to adjust our existing operating model and explore new operating models for this service line which may subject us to further uncertainties and negative effects on our overall business and results of operations.

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

We are also subject to risks that membership and branded stores fail to integrate with our service network as expected. We may also face challenges with the implementation of value-added services and last-mile delivery from convenience stores in our network. This may impact our ability to expand the number of membership stores in the network or retain or increase the activities of existing membership stores.

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

The global logistics and supply chain industry has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in China or globally, reduced overall demand for supply chain services will likely reduce demand for our services and solutions and exert downward pressures on our rates and margins. As we focus on providing integrated supply chain solutions in the New Retail era, if the online and offline retail channel integration trend or any other trend required for the emergence of New Retail does not develop as we expect, our business prospect may be adversely affected. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies. In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For instance, some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. These customers may not complete their payments as quickly as they have in the past, causing our working capital needs to increase.

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we may grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 28, 2019, we had in aggregate outstanding options with respect to 5,763,824 ordinary shares and restricted share units with respect to 3,680,499 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We are required to classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

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

Our business requires a substantial number of personnel, and labor costs comprised 24.4%, 14.6% and 11.0% of our total cost of revenue in 2016, 2017 and 2018, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in express and freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2018, over 29,000 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, may be difficult to detect and often are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If our systems were to suffer an operational failure, it could harm our reputation and have a material adverse effect on our business and prospects.

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

In addition, we are subject to additional laws in other jurisdictions in which we operate and where our ecosystem participants are located. The laws, rules and regulations of other jurisdictions, such as the U.S., Europe and Southeast Asian countries, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Our policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us to comply with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

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

Our delivery operations also involve inherent risks. We constantly have a large number of vehicles and personnel in transportation and a large number of items in storage facilities that we rent, and are therefore subject to risks associated with storage and transportation safety. The insurance maintained by us may not fully cover the damages caused by transportation-related injuries or loss. From time to time, our vehicles and personnel may be involved in accidents, and the items they transport may be lost or damaged. In addition, frictions or disputes may occasionally arise from the personal interactions between our pick-up and delivery personnel and senders or recipients and those of our franchisees partners and service providers. Personal injury or property damage may occur in connection with such incidents.

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

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could divert our management’s attention and our resources and also result in existing or potential customers deferring or limiting their procurement or use of our services until the resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

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

We provide inbound and outbound cross-border supply chain management services and plan to continue to expand our footprint internationally as part of our growth strategy. In addition to China, we currently operate warehouses in the U.S., Thailand and Germany, provide coverage through partners in Australia, France, Hong Kong, India, Indonesia, Italy, Japan, Korea, Malaysia, Netherlands, Spain and the United Kingdom, and expect to open additional foreign facilities and hire employees to work at these offices in order to reach new customers and expand the reach of our service network. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations as well as developing and managing operations in international markets, our international expansion efforts may not produce the results we expect.

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

Our business expansion requires a substantial amount of capital. In 2016, 2017 and 2018, we incurred capital expenditures of RMB628.5 million, RMB749.7 million and RMB1,077.8 million (US$156.8 million), respectively, representing purchases of property and equipment. We have incurred and expect to continue to incur substantial costs to launch and ramp-up new service offerings and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs and expanding our BEST Store+ network. Further, we may encounter development delays and excess development costs.

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

Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, an enterprise engaging in road freight transportation is required to obtain a road transportation operation permit from the relevant county-level road transportation administrative bureau. If an enterprise engaging in road freight transportation intends to establish a branch, it is required to make a filing with the local road transportation administrative bureau where the branch is to be established. While all of our PRC subsidiaries, the VIE and its subsidiaries engaging in road freight transportation have obtained their road transportation operation permits, we are in the process of renewing the filings for some of the branches, and if we cannot complete the renewal in a timely manner, these branches may be subject to business suspension and other penalties.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Express, BEST Freight and Cloud OFC services as of December 31, 2018, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2018, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

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

As of December 31, 2018, lessors of approximately 1.8% of the total gross floor area of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2018, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government-owned or controlled enterprises or entities, to government officials or officials that work for state or government-owned enterprises or entities, as well as bribery to non-government entities or individuals. As a U.S. public company, we are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures, and providing training, to ensure that we, our employees, franchisee partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, franchisee partners and other third parties would always obey our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, franchisee partners and other third parties with respect to our business or any businesses that we may acquire. In addition to the PRC, we also operate warehouses in the U.S., Thailand and Germany and provide coverage in Australia, France, Hong Kong, India, Indonesia, Italy, Japan, Korea, Malaysia, Netherlands, Spain and the United Kingdom through our partners. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by the U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships and lead to other adverse impacts on our business, results of operations and financial condition.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, or other diseases. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

However, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. In addition, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, SEC or other regulatory authorities.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and foreign ownership of Internet information services is subject to restrictions. According to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List 2018, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products. In addition, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services and value-added telecommunications business in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conduct such business activities through Hangzhou BEST Network Technologies Ltd., our VIE, and its subsidiaries. Our company and Zhejiang BEST, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results as our VIE under U.S. GAAP.

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

We rely on contractual arrangements with our VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.” In 2016, 2017 and 2018, approximately 61%, 66% and 66% of our total revenue, respectively, was attributed to our VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by our VIE. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

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

In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then-existing shareholders of the VIE as provided under the shareholder voting rights proxy agreement, directly appoint new directors of our VIE. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 28, 2019, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 100% of our Class B ordinary shares, representing approximately 46.0% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.4% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress of China approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist with respect to its interpretation and implementation. The Foreign Investment Law does not specify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under its definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” to foreign investment in a “negative list” that has not yet been published. It is unclear whether the “negative list” to be published will differ from the current Negative List 2018. The Foreign Investment Law provides that foreign-invested entities operating in industries which are “restricted” or “prohibited” will be required to obtain market entry clearance and other approvals from relevant PRC government authorities. If, in the future, our control over our VIE through contractual arrangements were deemed as foreign investment, and if our VIE is engaged in any business which is “restricted” or “prohibited” to foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Any failure on our part to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local qualified banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated the U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the U.S. with major Chinese operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as global and China’s economic conditions, as well as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of the listed companies based in China have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 28, 2019, we had 392,514,399 ordinary shares outstanding, comprising 250,648,452 Class A ordinary shares (including 5,079,144 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 117,633,633 Class A ordinary shares represented by ADSs (including 5,079,144 ADSs held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2018 or any future taxable year.

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

ITEM 4.                                                                                                                                                                                                INFORMATION ON THE COMPANY

A.                                                                                                                                                                                                       History and Development of the Company

Our founder established Eight Hundred Logistics Technologies Corporation, or BEST BVI, a British Virgin Islands company, and its wholly owned subsidiary in Hong Kong, BEST Logistics Technologies Limited, or BEST HK, in May 2007. In March 2008, BEST Logistics Technologies Limited was established under the laws of the Cayman Islands, which became our current ultimate holding company. In June 2017, the name of BEST Logistics Technologies Limited was changed to BEST Inc. In December 2017, we established BEST Capital Inc., a Cayman Islands company, and its wholly owned subsidiaries, namely BEST Capital Holding Limited, a British Virgin Islands company, and BEST Capital Management Limited, a Hong Kong company. In March 2018, Xinyuan Financial Leasing (Zhejiang) Co., Ltd., which operates our BEST Capital business, was transferred from BEST Logistics Technologies Limited to BEST Capital Management Limited. We conduct our businesses mainly through our wholly-foreign owned enterprises and the VIE in China. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities.”

We have a track record of successful organic growth and strategic acquisitions, as evidenced by the following corporate milestones:

•                                          In 2007, BEST was founded in Hangzhou;

•                                          In 2008, we launched BEST Supply Chain Management;

•                                          In 2010, we launched BEST Express through the acquisition of Huitong Express;

•                                          In 2012, we launched BEST Freight through the acquisition of Quanjitong;

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

On September 20, 2017, our ADSs began trading on the New York Stock Exchange under the ticker symbol “BSTI.” Our ticker symbol on the New York Stock Exchange changed from “BSTI” to BEST” effective at the start of trading on February 19, 2019.

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

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Supply Chain Management: We offer integrated services and solutions across the supply chain, including warehouse management, order fulfillment, express delivery, freight and other services. As of December 31, 2018, we served over 700 corporate customers, including multinationals and large Chinese corporates such as 3M, Li Ning, Hotwind and Cainiao Network, and numerous small and medium enterprises, or SMEs.

BEST Express: We have one of the most extensive express service networks covering 100% of China’s provinces and cities, and 99.0% of China’s districts and counties as of December 31, 2018.

BEST Freight: We achieved a 71% CAGR in freight volume between 2012 and 2018. Our nationwide freight network covers 100% of China’s provinces and 99.0% of China’s cities as of December 31, 2018.

BEST Global: We offer door-to-door integrated cross-border supply chain services to and from China, including international express, LTL, fulfillment and freight forwarding through our own network and global transportation and warehouse partners. We operate warehouses in the U.S., Thailand and Germany and have coverage in Australia, France, Japan, Korea, Netherlands and the United Kingdom, Spain, Malaysia, HK, Italy, India, Indonesia through partners.

BEST UCargo: We have built a real-time bidding platform to source truckload capacity from independent transportation service providers and agents. As of December 31, 2018, over 4,500 transportation service providers and agents were registered on our BEST UCargo platform, providing access to over 261,000 trucks covering 30 provinces in China.

Our Last-mile Services

BEST Store+ was created in 2015 to address pain points in the traditional retail industry such as high channel costs and inefficient supply chain management. It offers online merchandise sourcing and store management services for convenience stores. It streamlines their supply chain by enabling merchandise procurement directly through us, rather than through multiple layers of distributors. We also started to leverage our BEST Store+ network to provide last-mile B2C services, such as parcel pick-up and drop-off and bill payment. As of December 31, 2018, we had 423,636 membership stores.

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

Our Asset-Light Business Model

We operate an asset-light business model. We lease premises for our network facilities and outsource all of our transportation needs to third-party service providers. In addition, we franchise almost all of our service stations in our express and freight network and the majority of our Cloud OFCs. Our franchisee partners are responsible for investing in their own operations and have strong local expertise and proximity to customers, which allows us to expand our network rapidly while optimizing our level of capital investment. As of December 31, 2018, we had approximately 9,064 franchisee partners who operate over 44,900 service stations in our express and freight network and 237 franchised Cloud OFCs.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 700 professionals including software engineers and other technology specialists.

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

•                                          Station monitoring.   Using machine learning technology, we are able to generate a station performance index for BEST Express and BEST Freight franchisee partners using operating data in our system. With this index, we are able to identify at-risk service stations, address related issues and maintain the stability and service quality of our network.

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

Asset-Light Business Model

We are an asset-light company. We lease facilities used in our operations and outsource all of our transportation needs to third-party service providers. We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. For BEST Supply Chain Management, we operate large scale Cloud OFCs in tier 1 and tier 2 cities and franchise the rest. For BEST Express and BEST Freight, we directly operate all of the hubs and sortation centers at provincial, city and district levels, as well as certain strategic service stations at street levels and franchise the majority of service stations. As of December 31, 2018, our franchisee partners operated 67.0% of our Cloud OFCs, more than 99.9% of our service stations for BEST Express, and all of our service stations for BEST Freight.

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

Relationship with Our Franchisee Partners

As of December 31, 2018, we had approximately 9,064 franchisee partners. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

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

As of December 31, 2018, we had a team of 423 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

Our Service Offerings

Through our leading proprietary technology infrastructure and extensive supply chain service network, we offer comprehensive services and solutions that include the following major categories:

Service Line	Description
• BEST Supply Chain Management	Integrated, customizable supply chain management services
• BEST Express	Express delivery of parcels under 15 kg
• BEST Freight	Door-to-door, LTL and FTL freight services
• BEST Store+	Online merchandise sourcing and store management services for convenience stores and last-mile B2C services

Service Line	Description
• BEST Global	International supply chain and cross-border logistics services
• BEST Capital	Financial services to support our ecosystem participants
• BEST UCargo	Real-time truckload capacity bidding platform with value-added services
• BEST Cloud	Proprietary technology powering our services and solutions

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2014	2015	2016	2017	2018
Number of Cloud OFCs:
Self-Operated	47	52	93	99	115
Franchised	18	54	140	228	237
Total	65	106	233	327	352
GFA of Cloud OFCs (‘000 sq m)	487	921	1,721	2,384	2,809
Number of total orders fulfilled (‘000) (1)	20,284	53,823	120,665	180,477	246,717
Number of orders fulfilled during Singles’ Day promotion period (‘000) (1)	3,315	6,466	11,425	14,420	21,488

(1)                                     Includes orders fulfilled by franchised Cloud OFCs.

BEST Supply Chain Management services

BEST Supply Chain Management provides one-stop, customizable supply chain management services to both online and offline businesses. Leveraging our strong technology infrastructure and extensive supply chain service network, we provide comprehensive integrated solutions including warehouse management, in-warehouse processing, order fulfillment, transportation services and value-added services.

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

BEST Express

Our total parcel volume increased from 2,165.5 million pieces in 2016 to 5,470.1 million pieces in 2018, representing a CAGR of 58.9%. We have one of the most extensive express service networks, covering 100% of China’s provinces and cities and 99.0% of China’s districts and counties as of December 31, 2018. Our market share in China’s express delivery market, as measured by parcel volume, also increased steadily from 6.9% in 2016, to 9.4% in 2017 and further to 10.8% in 2018. Our peak daily parcel volume, which has historically occurred during the Singles’ Day promotion, increased from 23.3 million in 2016 to 50.0 million in 2018.

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

Express delivery service capacity

The maximum capacity of our express delivery service has been continuously increasing as we expand our network, increase line-haul connections within our network and utilize technology to optimize our operations and increase efficiency. Our network has been designed to ensure performance under extreme volumes and periodic fluctuations. During the Singles’ Day promotion period in 2016, 2017 and 2018, our network processed 23.3 million, 37.6 million and 50.0 million parcels, respectively.

BEST Freight

Our total freight volume increased from 2,982.1 thousand tonnes in 2016 to 5,430.0 thousand tonnes in 2018, representing a CAGR of 34.9%. Our nationwide freight network covers 99.0% of China’s cities as of December 31, 2018.

BEST Freight services

BEST Freight’s core business involves LTL transportation. Through BEST Freight’s comprehensive network across China spanning pick-up, distribution, transportation and delivery, we transport parcels and other goods generally weighing 15 kg or more.

BEST Freight provides door-to-door freight services for B2B and B2C shippers. Historically, the majority of items transported by BEST Freight were shipped by B2B sellers to other businesses. As online sales of large consumer products, such as home appliances and furniture, have significantly increased in recent years, shipments of these large consumer products directly to consumers from online and offline B2C sellers comprise a greater proportion of the items we ship. In addition, BEST Freight provides value-added services including pre-shipment inspection, cargo insurance, oversized item delivery, COD facilitation, evidence of delivery, and upstairs delivery services. BEST Freight also provides freight services that support BEST Supply Chain Management’s fulfillment operations. We believe that consumption upgrade and increased sales of large items through e-commerce will accelerate the development of LTL market, which is currently the focus of development for BEST Freight.

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

BEST Store+

BEST Store+ was created in 2015 to address pain points in the traditional retail industry such as high channel costs and inefficient supply chain management. As of December 31, 2018, we had 423,636 membership stores across China and help them tackle the challenges they face by leveraging the strengths of our technology infrastructure and ecosystem. We offer smart supply chain solutions to businesses. Our online and mobile S2B platform allows convenience stores to source merchandise from BEST directly at competitive prices instead of through multiple layers of distributors. Leveraging our brand and capabilities in branded stores, we authorize certain membership stores to use our brand name, and empower the stores with our data and technological advantages and customer service integration. We also leverage our BEST Store+ network to provide B2C services. We provide last-mile and value-added services such as online-to-offline, parcel pick-up and drop-off, and others.

Convenience store network

Convenience stores in our network fall into two categories: membership stores and branded stores. Membership stores are stores registered on our website, owned and operated by third parties. We have experienced rapid growth in our membership stores primarily through organic growth, from 65,573 as of June 30, 2016 to 423,636 as of December 31, 2018. We authorize certain membership stores to use our brand name. In 2017 and 2018, we acquired WOWO and another convenience store chain in China, which in aggregate had 351 convenience stores (under the WOWO brand) as of December 31, 2018. We acquired these stores in order to further accumulate first-hand experience and know-how in convenience store operations and explore new services and products to integrate traditional convenience stores into our store service network.

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

BEST Store+ service pricing

We primarily generate revenue for BEST Store+ from sales of merchandise to membership stores through Dianjia.com. We acquired WOWO in May 2017, and since then, we have also generated revenue from sales of merchandise by our self-operated stores to consumers. For some of our branded stores, such as BEST-Neighbor stores, we generated revenue not only from sales of merchandise, but also from franchising fee. As most of the products sold are standard consumer products, they are generally priced taking into account prevailing market rates and geographical locations of the stores.

BEST Global

In order to meet the strong demand for cross-border e-commerce transactions, we provide inbound and outbound door-to-door integrated cross-border supply chain services, including international express, LTL, fulfillment and freight forwarding through our own network and global transportation and warehouse partners. We provide direct mail and bonded warehouses, customs clearance and fulfillment to overseas merchants offering goods into China. We also provide full supply chain services, including local fulfillment, as well as other market advisory services to Chinese merchants selling into overseas markets.

We operate Cloud OFCs in the U.S., Thailand and Germany occupying approximately 962,000 square feet of space. We also offer coverage through our partners in Australia, France, Hong Kong, India, Indonesia, Italy, Japan, Korea, Malaysia, Netherlands, Spain and the United Kingdom. We also manage eight bonded Cloud OFCs in China, including one of the largest cross-border bonded warehouses that fulfills orders generated on Tmall Global. In addition, our Urumqi Frontier Cloud OFC facilitates shipments to destinations in Central Asia, Russia and other destinations using land transport links across Eurasia. We contract with third-party transportation service providers for transportation services, including transportation within China, international air and sea freight providers, and local fulfillment companies. In China, we may also provide transportation services through our other service lines, such as BEST Express and BEST Freight. Pricing of services is primarily determined by prevailing market rates.

To further expand our footprint and capture growth opportunities in Southeast Asia, BEST Global launched its express delivery services in Thailand’s Greater Bangkok area in the fourth quarter of 2018. The service has been expanded nationwide to provide flexible, fast and high-quality delivery services across Thailand with operation centers in Bangkok, Khon Kaen, Phitsanulok and Suratthani.

BEST Capital

Through BEST Capital we provide certain financial services and support to participants in our ecosystem to help them grow their businesses, and improve the overall efficiency of our network.

We offer finance leases to help our franchisee partners and transportation service providers acquire trucks and other logistics equipment to grow their businesses and provide better services. As of December 31, 2018, we provided finance leases for the purchase of over 8,500 trucks through BEST Capital. We normally require installation of vehicle monitoring devices and truck management systems on these trucks to help us monitor and manage the fleets. BEST Capital also provides support to certain franchisee partners and transportation service providers to satisfy their short-term capital needs from time to time. We are able to take as collateral certain operating assets which we are able to monitor and repossess for rapid utilization and/or monetization in the event of a default. In addition, as most of the parties to which we provide financial services are our ecosystem participants, we have substantial knowledge about their business and operations and can monitor their financial position and their usage of collateralized assets.

BEST Capital also offers centralized sourcing of products and services used by our franchisee partners and transportation service providers such as bulk procurement of trucks and accessories to obtain group discounts and reduce costs.

BEST UCargo

BEST UCargo is a real-time bidding platform, powered by BEST Cloud, to source truckload capacity from independent transportation service providers and agents. As of December 31, 2018, over 4,500 transportation service providers and agents with access to over 261,000 trucks covering 30 provinces in China were registered on the BEST UCargo platform. When we or our ecosystem participants have temporary or long-term truckload transportation needs, we post these jobs on the BEST UCargo platform. Registered transportation service providers that have corresponding transportation capacity will bid on the job. Jobs are assigned based on bid price and service quality.

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

Starting in 2017, UCargo has opened the platform to external clients for sourcing truckload capacity. We plan to further expand this service in order to attract more merchants and transportation service providers to the platform and increase transaction volume and revenue.

To leverage the increasing scale of our BEST UCargo platform, we intend to offer truck pooling and additional value-added services to transportation service providers and agents, such as bulk procurement of vehicle insurance, gasoline and electronic toll collection credits.

BEST Cloud

Our proprietary BEST Cloud service platform powers the technology solutions and applications for our ecosystem. Our franchisee partners use BEST Cloud to run their operations, including to manage franchised Cloud OFCs, BEST Express and BEST Freight operations. Convenience store operators use our B2B platform Dianjia.com for store management and merchandise sourcing. As of December 31, 2018, BEST Cloud had over 720,000 users of its SaaS, OMS and ERP solutions and over 34 million subscribers on public accounts on popular online platforms. Our best-in-class technology and big data analytics capabilities drive operational excellence and enhance value creation across our ecosystem.

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

Order Fulfillment Centers (Cloud OFCs)

Cloud OFCs are warehouses with direct order fulfillment functions, which allow us to manage inventory for our customers and dispatch products from the Cloud OFCs directly to their customers whether consumers or businesses. As of December 31, 2018, we had 352 Cloud OFCs with an aggregate gross floor area of 2.8 million square meters. Among these Cloud OFCs, 115 were directly operated by us and 237 were operated by our franchisee partners.

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

As of December 31, 2018, BEST Express had 62 hubs and 44 sortation centers, and BEST Freight had 54 hubs and 57 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. Over 37% of BEST Freight hubs and sortation centers are adjacent to BEST Express hubs and sortation centers, allowing them to share resources between the two facilities, thus increasing operating efficiency and reducing costs.

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

As of December 31, 2018, we had over 44,900 service stations, of which over 31,000 were BEST Express service stations and over 13,800 were BEST Freight service stations. BEST Express service stations cover 100% of China’s provinces and cities, and 99.0% of China’s districts and counties. BEST Freight service stations cover 100% of China’s provinces, 99.0% of China’s cities and 96.0% of China’s districts and counties. As of December 31, 2018, our franchisee partners operated more than 99.9% of our BEST Express service stations, and all of our service stations for BEST Freight.

Convenience Stores

As of December 31, 2018, we had 423,636 membership stores in 51 cities in China. In May 2017, we acquired WOWO to gather first-hand experience and know-how in convenience store operations. We had 1,840 branded stores as of December 31, 2018, including franchised BEST-Neighbor, self-operated WOWO and franchised WOWO.

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

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2018, our network had over 3,300 BEST Express line-haul routes and over 2,100 BEST Freight line-haul routes.

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

•                                          We use swap bodies, which are standard freight containers that can be conveniently mounted on tractors for road transportation. This allows us to increase the utilization rate of tractors and their drivers by reducing the waiting time during loading and unloading. This also allows us to better match swap bodies to freight volume and thereby minimize empty containers and save on fuel cost. We are also utilizing our technology infrastructure to optimize route planning and tractor-to-swap body ratio to further reduce our transportation costs.

•                                          We shared some line haul trucks between express and freight network for some routes to save overall costs.

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

As of December 31, 2018, nine of our Cloud OFCs used 150 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs. We are also able to support extreme volumes across our network, as illustrated by the fulfillment of over 21.4 million orders during the Singles’ Day promotion period in 2018.

As of December 31, 2018, we had 73 automated sorting lines in our hubs and sortation centers. These automated sorting lines are able to achieve sorting accuracy of over 99.6% and our double-layer high speed automated sorting lines are able to sort over 44,000 items per hour, which is significantly higher than manual sorting.

We utilize big data analytics, AI and machine learning to optimize our network operations, route planning and line-haul routes to reduce costs. We also capitalize on synergies from our different services.

We continue to introduce technological enhancements to improve our capabilities and increase efficiency. BEST Cloud integrates convenience stores’ POS and membership rewards program with Store+ and Supply Chain Management for full data visibility. It also integrates BEST Express and BEST Freight’s dynamic routing calculation, which is expected to further reduce transportation costs. In addition, BEST Cloud has started a pilot simulation process in Cloud OFCs and BEST Express hubs to analyze and optimize personnel resources planning in order to increase labor utilization efficiency.

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

Our largest merchant customers include brands such as 3M, Li Ning, Hotwind and Cainiao Network and large online and offline retailers, but no single customer contributed more than 5% of our total revenue in 2016, 2017 or 2018. In addition, many of our merchant customers conduct their businesses on major e-commerce platforms in China. Our volume of express deliveries generated from merchants on major Alibaba platforms such as Taobao Marketplace and Tmall accounted for approximately 58% of our express deliveries in 2018.

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

Marketing and sales of our supply chain solutions and transportation services is led by a team of 1,101 personnel as of December 31, 2018. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

We have established a customer relationship management system, or CRM, that allows us to effectively manage service quality issues and promptly address customer inquiries. Customers can access the system by phone or online channels. We currently operate fourteen call centers that are dedicated to customer service. Our call center representatives provide real-time assistance from 8:00 am to 8:00 pm, seven days a week. Our call system automatically forwards each incoming call to an available representative from one of the call centers. After the submission of each enquiry, we ask the customer to rate the quality of our customer service, and we follow up on instances where customers are not completely satisfied. For each complaint, we strive to provide an initial response within 24 hours, and to resolve the issue within three days.

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2018, we had registered 240 trademarks in China, including “” and “” and also had 215 trademarks under application in China. We have also been granted 26 copyrights in China in respect of our proprietary information systems. We are the registered holder of 154 domain names, including best-inc.com. We have 11 issued patents and 25 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

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

Employees

As of December 31, 2016, 2017 and 2018, we had a total of 10,061, 8,784 and 8,325 employees, respectively. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries.

The following table sets forth details of our employees as of December 31, 2018 by function:

Function	Number of Employees	% of Total
BEST Supply Chain Management	1,626	19.5%
BEST Express	1,857	22.3%
BEST Freight	1,445	17.4%
BEST Store+	1,180	14.2%
Other Service Lines	357	4.3%
Technology	729	8.8%
Management, Administration and Others (1)	1,131	13.6%
Total	8,325	100.0%

(1)                                 Includes management and administration personnel at headquarters and local level.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2018, over 29,000 outsourced personnel were active in our operations. Our franchisee partners and service providers engage their own employees in connection with their operations.

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

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2018, our headquarters had an aggregate gross area of approximately 14,626 sq m. In addition, we have leased an aggregate of 5.0 million square meters of industrial and warehouse space for the administration and operation of self-operated Cloud OFCs, hubs and sortation centers as of December 31, 2018.

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

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment.   Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission. The Catalogue sets forth the industries in which foreign investments are “encouraged”, “restricted”, or “prohibited”. Industries that are not listed in any of the above three categories are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category. The latest version of the Catalogue came into effect on July 28, 2017, or the 2017 Catalogue.

The Negative List 2018, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, partly abolished the 2017 Catalogue; the “restricted” and “prohibited” categories in the 2017 Catalogue were replaced by the Negative List 2018, while the “encouraged” category in the 2017 Catalogue remains effective. Foreign investment activities in China are subject to the special administrative measures prescribed in the Negative List 2018. Pursuant to the Negative List 2018, foreign investments in domestic express delivery services of mail are prohibited, and foreign investments in value-added telecommunications services (except for e-commerce) are subject to special administrative measures including restriction on foreign shareholding. Therefore, we provide domestic express delivery services of mail through our VIE and its subsidiaries in China, and we provide value-added telecommunications services through our VIE in China.

Our PRC subsidiaries also operate in certain industries which fall into the “encouraged” category, such as road transportation and software development. Most of our PRC subsidiaries mainly engage in software development, technical services and consultations, which are “encouraged” under the 2017 Catalogue.

Under PRC law, the establishment of a wholly foreign-owned enterprise is subject to the approval of or filing with the MOFCOM or its local counterparts and the wholly foreign-owned enterprise must register with the competent industry and commerce bureau. Our significant PRC subsidiaries have duly obtained all material approvals required for their business operations.

Foreign Investment Law.   On March 15, 2019, the National People’s Congress of China approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and legislative efforts to unify corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes a basic framework for the access to, and the promotion, protection and administration of foreign investments with a view to investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China, and such investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

In addition, according to the Foreign Investment Law, the State Council will publish, or approve to publish, a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because such “negative list” has not yet been published, it is unclear whether it will differ from the current Negative List 2018. The Foreign Investment Law provides that foreign-invested entities operating in industries which are “restricted” or “prohibited” to foreign investment will be required to obtain market entry clearance and other approvals from relevant PRC governmental authorities.

Foreign Investment in Road Transportation Businesses.   According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, promulgated in November 2014 by the Ministry of Transportation and the MOFCOM, and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the relevant provincial counterparts of the Ministry of Transportation, and the newly established foreign-invested enterprise must obtain a road transportation operation permit from the relevant provincial counterparts of the Ministry of Transportation after the completion of other foreign investment registration procedures. The incorporation of any direct or indirect subsidiary of a foreign-invested enterprise that intends to engage in road transportation business is subject to the same approval procedure. The Administrative Provisions for Foreign Investment in the Road Transportation Industry were abolished by the Ministry of Transportation and the MOFCOM on October 25, 2018 for the purpose of reducing regulation.

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

Regulations Relating to Express Delivery Services

The PRC Postal Law, which took effect in October 2009 with the latest amendment in 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the Postal Law, an enterprise that operates and provides express delivery services must obtain a courier service operation permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services.

Pursuant to the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transportation in 2013, and the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transportation on October 22, 2018 and took effect on January 1, 2019, any entity engaging in express delivery services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate express delivery services in a certain province should apply to the provincial-level postal bureau, while entities applying for a permit to operate express delivery services across multiple provinces should apply to the State Post Bureau. The State Post Bureau and provincial-level postal bureaus may appoint their subordinate postal bureau to deal with permit applications. If an entity operates express delivery services without obtaining a courier service operation permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operation of express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification. If a permit-holder does not operate any express delivery services for over six months without due grounds after obtaining the courier service operation permit, or suspends its business for more than six months without authorization, the postal administrative departments have the authority to cancel the courier service operation permit of such holder.

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

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, Hangzhou BEST Network Technologies Ltd., our VIE, and 13 of our VIE’s subsidiaries have obtained the courier service operation permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operation.”

The Interim Regulation on Express Delivery became effective on May 1, 2018. This regulation was made to promote healthy development of the industry, ensure safe delivery, protect the legal rights of users, and enhance supervision of the sector. For example, companies engaging in express delivery service and their branches may establish express delivery end-networks as needed and shall make a filing with the local postal management department within 20 days of establishment. Furthermore, companies engaging in express delivery service shall implement a management system regarding users’ information and shall refrain from providing users’ information illegally. Failure to comply with above provisions on security of users’ information may result in penalties such as order to make corrections, confiscation of illegal income and a fine ranging from RMB10,000 to RMB50,000, or where the circumstances are severe, a fine ranging from RMB50,000 to RMB100,000, and suspension of the company’s business operation for rectification or even cancellation of its courier service operation permit. There is uncertainty as to the application and the implementation of the Interim Regulation on Express Delivery because it is recently promulgated.

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

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local road transportation administrative bureau where it carries out its business. The requirement to obtain operation permits with respect to operating road freight stations (sites) was abolished by the State Council on February 27, 2019.

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, and Hangzhou BEST Network Technologies Ltd., our VIE, have obtained road transportation operation permits to operate general road freight transportation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operation.”

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

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by the State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with their employees regarding the information of their clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals, which agreements shall contain provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by the State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. We are subject to the above provisions and measures with regard to the security of personal information and believe that we are currently in compliance with such provisions and measures in all material aspects.

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

The Administrative Measures of Supervision on Finance Leasing Enterprises, or the Finance Leasing Measures, were formulated by the MOFCOM and became effective on October 1, 2013. According to the Finance Leasing Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of finance leasing enterprises. A finance leasing company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Finance Leasing Company Management Information System.

Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our PRC subsidiaries, has obtained an approval to conduct finance lease business from the competent regulatory authority in the PRC.

Regulations Relating to Retail Industry

Regulations Relating to Consumer Protection

Under the Law on the Protection of the Rights and Interests of Consumers, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, became effective on January 1, 1994 and was recently amended on October 25, 2013, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

•                  to ensure that commodities and services meet with certain safety requirements;

•                  to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

•                  to provide consumers with true information and to refrain from conducting false advertising;

•                  not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

•                  not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress on February 22, 1993, became effective on September 1, 1993, and was recently amended on December 29, 2018, business operators, including manufacturers and sellers, are required to assume certain obligations in respect of product quality. Violations of the Product Quality Law may result in the imposition of fines. In addition, a company in violation of the Product Quality Law may be ordered to suspend its operations and its business license may be revoked. Criminal liability may be incurred in serious cases. A consumer or other victim who suffers injury or property losses due to product defects may demand compensation from the manufacturer as well as from the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation with the consumer, have the right to recover such compensation from the manufacturer, and vice versa.

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

Regulations Relating to Employment

Pursuant to the Labor Law, which was promulgated by National People’s Congress in January 1995 and amended in December 2018, and the Labor Contract Law, promulgated by Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month after the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” Dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011 and recently amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, which was promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations, and our failure to comply with PRC labor-related laws may expose us to penalties.”

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

Regulations Relating to Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

Regulations Relating to Tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was recently amended on December 29, 2017. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or place of business in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, SAT issued the Bulletin on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules related to treatment of situations where a payor has failed to timely withhold tax as stipulated in Circular 7. In particular, Bulletin 37 provides that when a payor as the withholding agent fails to or is unable to perform its withholding duty, on the condition that the relevant non-PRC resident enterprise voluntarily makes payment before being ordered to do so in a timely manner or within a time limit prescribed by relevant tax authorities, the tax shall be deemed as having been timely paid. The Bulletin 37 further specifies and clarifies tax withholding methods applicable to income of non-PRC resident enterprises. There is uncertainty as to the application of Bulletin 7. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of our ordinary shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax, or VAT, instead of business tax. According to the Circular 36, our PRC subsidiaries and VIE are subject to VAT, at a rate of 6% to 17% (13% after April 1, 2019, pursuant to the Announcement on Policies for Deepening the VAT Reform promulgated by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019) on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

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

We have achieved superior revenue growth. Our total revenue increased by 126.0% from RMB8,844.1 million in 2016 to RMB19,989.6 million in 2017, and further increased by 39.9% to RMB27,961 million (US$4,066.8 million) in 2018. We had net losses of RMB1,363.5 million, RMB1,228.1 million and RMB508.4 million (US$73.9 million) in 2016, 2017 and 2018, respectively. Our gross margin has improved from negative 6.0% in 2016, to 2.4% in 2017 and further to 5.2% in 2018, respectively, as a result of operating leverage and improved operating efficiency.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	13,916	19,838	20,991	33,318	23,560	32,578	32,537	43,570	31,431	40,645	37,530	54,834
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	4,280	6,617	7,980	13,725	8,872	11,840	10,514	17,007	13,913	20,532	19,041	28,789
BEST Express
Parcel volume (in thousands) (1)	375,163	508,379	524,800	757,179	571,601	917,103	1,010,512	1,270,168	950,498	1,280,050	1,371,055	1,868,489
BEST Freight
Freight volume (tonnage in thousands) (1)	466	676	825	1,015	790	1,095	1,194	1,237	985	1,366	1,474	1,605
BEST Store+
Number of store orders fulfilled	9,971	61,059	275,375	341,287	333,876	570,356	702,815	647,044	581,121	870,591	934,936	668,394

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

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in our financial statements include, but are not limited to, allowance for doubtful accounts, fair value measurements of equity instruments with no readily determinable fair value, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions, and share-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our actual results could materially differ from those estimates.

Revenue recognition

On January 1, 2018, we adopted ASC 606, Revenues from Contracts with Customers (“ASC 606”) and elected to apply the modified retrospective approach to contracts that are not completed as of this date. The cumulative effect of initially applying ASC 606 resulted in an increase to opening accumulated deficit of RMB25,054, which has been recognized on the day of initial application and prior periods were not retrospectively adjusted. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

Commencing on January 1, 2018, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. We present value-added taxes as a reduction from revenues.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Express delivery services

We provide express services that comprise sorting, line-haul and feeder transportation services to our franchisee service stations, which are also our customers, when parcels (under 15 kg) are dropped off by our franchisee service station customers at our first hub or sortation center.

Prior to 2017, we were not responsible for last mile delivery of the parcels and therefore, our customers were separately engaging with, and directly liable to, the last mile delivery service stations for their delivery service and related fees. The fees we earned from our customers were based on the parcel’s weight and route to our last destination hub or sortation center. Therefore, we recognized revenue when the parcels were picked up from our last destination hub or sortation center by franchisees operating the last mile delivery service stations for delivery to end recipients.

Starting in 2017, in order to enhance our parcel delivery experience and our control over service quality throughout our network, we revised our contractual arrangements and service offerings with our franchisee service stations to offer an integrated service that includes last-mile delivery service to end recipients and act as the principal that is directly responsible for all parcels sent through our network, from the point when customers drop off the parcels at our first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

Customers are required to prepay for express delivery services and we record such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price we earn from our customers are based on the parcel’s weight and route to the end recipient’s destination. In addition, we provide certain discounts, incentives and rebates based on explicitly agreed upon terms with our customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. We review the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the variable consideration for transactions are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and have historically been insignificant.

The vast majority of our contracts with customers are for express delivery services and include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. We recognize revenue over time as customers receive the benefit of our services as the goods are delivered from one location to another. As such, express delivery services revenue is recognized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A minor percentage of our express delivery services are performed by our self-operated service stations for direct customers who are the senders of the parcels. We are directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

Express delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access our logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

Freight delivery services

Similar to express delivery services, we provide freight services that comprise sorting, line-haul and feeder transportation services mainly to our franchisees, which are also our customers. Prior to 2017, our customers directly engaged the last mile delivery service stations that deliver the shipments to the end recipients. The freight fees we earned from our customers were based on the shipment’s weight and route to our last destination hub or sortation center. Therefore, we recognized revenue when the freight shipments were picked up from our last destination hub or sortation center for delivery to end recipients.

Starting in 2017, in order to enhance our freight delivery experience and our control over service quality throughout our network, we revised our contractual arrangements and service offerings with our franchisee service stations to offer an integrated service that includes last-mile delivery service to end recipients and act as the principal that is directly responsible for all shipments sent through our network, from the point when customers drop off the shipments at our first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and we record such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price we earn from our customers are based on the shipment’s weight and route to the end recipient’s destination.

The vast majority of our contracts with customers are for freight delivery services and include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. We recognize revenue over time as customers receive the benefit of our services as the goods are shipped from one location to another. As such, freight delivery services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

Freight delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access our logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

Supply chain management services

We provide warehouse management and order fulfillment services (through our self-operated order fulfillment centers), and transportation services to our offline and online enterprise customers. The arrangements comprise various service offerings that can be purchased at the option of the customer. Each of the service options are substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. We are the primary obligor and do not outsource any portion of the order fulfillment services to supply chain franchisee partners. We recognize warehouse management and order fulfillment services revenue upon completion of the services. We consider transfer of control to occur once the services are performed as we have the right to payment. For the majority of supply chain contracts, customers are billed on a monthly basis and remit payment according to the customers’ credit terms which range from 5 to 120 days.

We recognize transportation services revenue over time as customers receive the benefit of our services as the goods are shipped from origin to destination. As such, transportation service revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access our supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed upon system usage fee for each order processed through our supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.

Store+ services

We recognize revenue upon the delivery of the consumer goods to our convenience store membership customers. Starting in May 2017, we also generate and recognize revenue upon the sales of merchandise to end consumers by our self-operated convenience stores. We are the principal to the transaction for the sales of customer goods and merchandise and revenue from these transactions are recognized on a gross basis. Transfer of control occurs at a point in time once delivery has been completed as we have transferred control of the promised goods to the customer. Generally, customers are billed upon delivery of the consumer goods while convenience store customers make payment upon checkout of merchandise.

Other services

We mainly provide cross-border logistics coordination services, finance leasing services and Ucargo transportation services. For cross-border logistics coordination services, we recognize revenue upon completion of the services. Revenue from interest income on financing leases is recognized using the effective interest rate method. Ucargo transportation services revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

Share-based compensation

Awards granted to employees

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. In accordance with ASC 718, we determined whether an award should be classified and accounted for as a liability award or equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, we have elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. For awards with performance and service conditions, we use the accelerated method for all awards granted with graded vesting. We account for forfeitures as they occur.

With the assistance of an independent third party valuation firm, we determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

Awards granted to non-employees

We account for equity instruments issued to non-employees in accordance with ASC 505-50, Equity—Equity-based payments to non-employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. On July 1, 2018, we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) which aligns the measurement and classification guidance for share-based payments to nonemployees with that for employees, with certain exceptions. ASU 2018-07 is required to be adopted on a modified retrospective basis through a cumulative-effect adjustment to accumulated deficit as of the beginning of the fiscal year of adoption. Nonemployee share-based payment awards within the scope of ASC 718 are measured at grant-date fair value. There was no material impact on the consolidated financial statements from the adoption of ASU 2018-07.

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

Business Combinations

Business combinations are accounted for using the purchase method of accounting in accordance with ASC, topic 805, Business Combinations, or ASC 805. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. We adopted ASU No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from January 1, 2018 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine the discount rates to be used based on the risk inherent in the related entities’ current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20,  Intangibles—Goodwill and Other: Goodwill, or ASC 350-20, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We have determined that there are five reporting units (that also represent operating segments). Goodwill was allocated to four reporting units as of December 31, 2017 and 2018. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on  estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

For the years ended December 31, 2016, 2017 and 2018, we performed a qualitative assessment for the Express delivery and Freight delivery services reporting units based on the requirements of ASC 350-20. We evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more likely than not that the fair values of the express delivery and Freight delivery services reporting units were less than their respective carrying amounts. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018, respectively.

For the years ended December 31, 2017 and 2018, we performed a quantitative assessment for the remaining reporting units by estimating the fair value of the reporting units based on an income approach. The fair values of these remaining reporting units exceeded their respective carrying values and therefore, goodwill related to these reporting units was not impaired.

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

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

The fair value of each share option grant is estimated using the binomial option-pricing model. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and, the share price upon which (i.e. the exercise multiple) the employees are likely to exercise share options. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. For the exercise multiple, as a private company, we were not able to develop an exercise pattern as a reference, thus the exercise multiple is based on management’s estimation, which we believe is representative of the future exercise pattern of the options. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. Expected dividend yield is based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future.

The assumptions adopted to estimate the fair value of share options using the binomial option pricing model were as follows:

	2016	2017	2018
Risk-free interest rate	1.49% - 2.45%	2.32% - 2.41%	2.74% - 2.78%
Expected volatility range	37.5% - 37.8%	40.5% - 44.1%	44.3% - 46.9%
Suboptimal exercise factor	2.20	2.20	2.20
Fair market value per share as at valuation date	US$5.17 - $5.53	US$5.08 - $11.24	US$8.30 - $9.55

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our share options, our share-based compensation expense could be materially different.

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2016		2017		2018
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands)
Revenue:
Express	5,388,833	61.0%	12,786,279	64.0%	17,702,869	2,574,776	63.3%
Freight	1,604,573	18.1%	3,178,044	15.9%	4,102,610	596,700	14.7%
Supply chain management	1,241,356	14.0%	1,600,952	8.0%	2,074,414	301,711	7.4%
Store+	560,226	6.3%	2,226,034	11.1%	2,845,002	413,788	10.2%
Others	49,149	0.6%	198,253	1.0%	1,236,084	179,781	4.4%
Total revenue	8,844,137	100.0%	19,989,562	100.0%	27,960,979	4,066,756	100.0%

Note: Revenue in the table above represents revenue from external customers.

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

Order fulfillment service revenue of our self-operated Cloud OFCs is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which include warehouse management, in-warehouse processing, order fulfillment, transportation services and value-added services. Transportation from our self-operated Cloud OFCs is included in order fulfillment service revenue.

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

Others

We also generate revenue from other business activities, including finance lease activities of BEST Capital, cross-border supply chain solutions and international transportation services of BEST Global as well as Ucargo transportation services. As we continue to expand these services and introduce new service lines, our revenue generated from other services may increase in the future.

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials; operating costs for hubs and sortation centers; depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue
Express	5,671,356	12,435,550	16,915,801	2,460,301
Freight	1,906,930	3,362,652	3,946,032	573,927
Supply chain management	1,183,245	1,502,570	1,970,105	286,540
Store+	569,557	2,072,912	2,589,883	376,683
Others	45,479	130,327	1,098,021	159,701
Total cost of revenue	9,376,567	19,504,011	26,519,842	3,857,152

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

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses, offset by other operating income prior to 2017. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Selling expenses	370,017	694,852	893,859	130,006
General and administrative expenses	521,237	928,188	1,020,671	148,450
Research and development expenses	80,326	139,009	184,581	26,846
Other operating income	(104,047)	—	—	—
Total operating expenses	867,533	1,762,049	2,099,111	305,302

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefit expenses for management and administrative personnel, depreciation and amortization expenses, office expenses, travel expenses, legal, accounting and other professional fees and impairment losses. We expect general and administrative expenses to increase as we continue to hire additional staff and increase office space in connection with business growth.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our research and development personnel and depreciation of property and equipment. We expect research and development expenses to increase in the future along with continued development of and investment in our technology infrastructure.

Other Operating Income

Other operating income in 2016 mainly consisted of payments from franchised service stations in our express and freight networks in connection with last-mile delivery services to ensure service quality standards and preserve the value of our brand name. Starting in 2017, we revised our arrangements with franchisee partners and the scope of our service to provide that we are directly responsible for last-mile delivery of all parcels or freight sent through our network and we are liable for damage to or loss of parcels in connection with last-mile delivery. As a result, starting in 2017, our cost of revenue has reflected the quality of such last-mile delivery service and therefore we no longer generate any other operating income from franchised service stations based on their service quality.

Share-Based Compensation

We account for share options granted to our employees, directors and consultants in accordance with ASC 718 prior to 2018 and ASU 2018-07: “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” in 2018. We are required to classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such equity awards with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity awards. Because the exercisability of the share options granted or the issuance of ordinary shares by us, was conditional upon completion of our initial public offering, share-based compensation expense relating to these share options granted by us were not recognized prior to the completion of our initial public offering on September 20, 2017.

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

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenue
Express	5,388,833	12,786,279	17,702,869	2,574,776
Freight	1,604,573	3,178,044	4,102,610	596,700
Supply chain management	1,241,356	1,600,952	2,074,414	301,711
Store	560,226	2,226,034	2,845,002	413,788
Others	49,149	198,253	1,236,084	179,781
Total revenue	8,844,137	19,989,562	27,960,979	4,066,756
Cost of revenue
Express	(5,671,356)	(12,435,550)	(16,915,801)	(2,460,301)
Freight	(1,906,930)	(3,362,652)	(3,946,032)	(573,927)
Supply chain management	(1,183,245)	(1,502,570)	(1,970,105)	(286,540)
Store	(569,557)	(2,072,912)	(2,589,883)	(376,683)
Others	(45,479)	(130,327)	(1,098,021)	(159,701)
Total cost of revenue	(9,376,567)	(19,504,011)	(26,519,842)	(3,857,152)
Gross (loss)/profit	(532,430)	485,551	1,441,137	209,604
Selling expenses	(370,017)	(694,852)	(893,859)	(130,006)
General and administrative expenses	(521,237)	(928,188)	(1,020,671)	(148,450)
Research and development expenses	(80,326)	(139,009)	(184,581)	(26,846)
Other operating income	104,047	—	—	—
Total operating expenses	(867,533)	(1,762,049)	(2,099,111)	(305,302)
Loss from operations	(1,399,963)	(1,276,498)	(657,974)	(95,698)
Interest income	24,386	75,056	102,821	14,955
Interest expense	(21,379)	(47,154)	(75,060)	(10,917)
Foreign exchange loss	(1,864)	(6,320)	(6,533)	(950)
Other income	44,409	56,035	171,370	24,925
Other expense	(8,542)	(18,507)	(30,672)	(4,461)
Loss before income tax and share of net income/(loss) of equity investees	(1,362,953)	(1,217,388)	(496,048)	(72,146)
Income tax expense	(570)	(9,856)	(11,887)	(1,729)
Loss before share of net income/(loss) of equity investees	(1,363,523)	(1,227,244)	(507,935)	(73,875)
Share of net income/(loss) of equity investees	43	(816)	(456)	(66)
Net loss	(1,363,480)	(1,228,060)	(508,391)	(73,941)
Net loss attributable to non-controlling interests	—	(167)	(403)	(59)
Net loss attributable to BEST Inc.	(1,363,480)	(1,227,893)	(507,988)	(73,882)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our revenue increased by 39.9% to RMB27,961.0 million (US$4,066.8 million) in 2018 from RMB19,989.6 million in 2017 due to increases in revenue across various service lines, as discussed below.

Express.  Our express service revenue increased by 38.5% to RMB17,702.9 million (US$2,574.8 million) in 2018 from RMB12,786.3 million in 2017. This increase in revenue was primarily due to a 45.1% increase in parcel volume, as a result of greater demand for express delivery services and increase in our market share.

Freight.  Our freight service revenue increased by 29.1% to RMB4,102.6 million (US$596.7 million) in 2018 from RMB3,178.0 million in 2017. This increase in revenue was primarily the result of greater freight volume, which increased by 25.8% and a 2.6% increase in average revenue per tonne, compared to 2017. The increase in average revenue per tonne was primarily due to upward price adjustments and a greater proportion of long-distance freight volumes in connection with the expansion of our freight network.

Supply Chain Management.  Our supply chain management service revenue increased by 29.6% to RMB2,074.4 million (US$301.7 million) in 2018 from RMB1,601.0 million in 2017. Such increase was primarily attributable to an increase in fulfillment and transportation revenue from both existing and new customers.

Store+.  Our BEST Store+ service revenue increased by 27.8% to RMB2,845.0 million (US$413.8 million) in 2018 from RMB2,226.0 million in 2017, primarily due to an increase in merchandise sales to branded and membership stores. The number of store orders fulfilled increased by 27.1% compared to 2017.

Others.  Revenue from our other services increased by 523.5% to RMB1,236.1 million (US$179.8 million) in 2018 from RMB198.3 million in 2017, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to our ecosystem participants.

Cost of Revenue

Our cost of revenue increased by 36.0% to RMB26,519.8 million (US$3,857.2 million) in 2018 from RMB19,504.0 million in 2017. The increase was primarily attributable to increases in cost of revenue across our various service lines, as discussed below. Cost of revenue as a percentage of revenue decreased to 94.8% in 2018 from 97.6% in 2017, which was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Express.  Cost of revenue for our express services increased by 36.0% to RMB16,915.8 million (US$2,460.3 million) in 2018 from RMB12,435.6 million in 2017. This increase in cost of revenue was primarily attributable to a 45.1% increase in parcel volume to 5,470.1 million in 2018 from 3,769.4 million in 2017, which resulted in higher last-mile and transportation costs. Cost of revenue as a percentage of revenue from our express delivery services decreased to 95.6% in 2018 from 97.3% in 2017, primarily due to economies of scale resulting from significant increase in our parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight.  Cost of revenue for our freight services increased by 17.3% to RMB3,946.0 million (US$573.9 million) in 2018 from RMB3,362.7 million in 2017. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 25.8% to 5.4 million tonnes in 2018 from 4.3 million tonnes in 2017. Cost of revenue as a percentage of revenue from our freight services decreased to 96.2% in 2018 from 105.8% in 2017, primarily due to economies of scale resulting from significant increase in our freight volume, as well as increased operational efficiency resulting from our proactive cost-control measures and continuous technology improvements and applications.

Supply Chain Management.  Cost of revenue for our supply chain management services increased by 31.1% to RMB1,970.1 million (US$286.5 million) in 2018 from RMB1,502.6 million in 2017. This increase in cost of revenue was primarily due to the 24.3% increase in the number of orders fulfilled by our self-operated Cloud OFCs and the addition of new self-operated Cloud OFCs, which resulted in additional lease, transportation, and labor costs. The number of orders fulfilled by our self-operated Cloud OFCs increased to 164.4 million in 2018 from 132.2 million in 2017. The number of our self-operated Cloud OFCs increased to 115 as of December 31, 2018 from 99 as of December 31, 2017. Cost of revenue as a percentage of revenue from our supply chain management services increased to 95.0% in 2018 from 93.9% in 2017, primarily due to ramp-up of certain self-operated Cloud OFCs.

Store+.  Cost of revenue for our BEST Store+ services increased by 24.9% to RMB2,589.9 million (US$376.7 million) in 2018 from RMB2,072.9 million in 2017, primarily due to the significant increase in the amount of merchandise sold to membership stores as well as the cost of revenue attributable to WOWO following its acquisition in May 2017. Cost of revenue as a percentage of revenue from our BEST Store+ services decreased to 91.0% in 2018 from 93.1% in 2017, primarily due to a reduction in average procurement cost driven by the significant increase in volume purchased from merchandise suppliers resulting from an expansion of sales volume in 2018.

Others.  Cost of revenue for our other services increased by 742.7% to RMB1,098.0 million (US$159.7 million) in 2018 from RMB130.3 million in 2017 in connection with increased revenue generation from BEST UCargo, BEST Capital and BEST Global.

Operating Expenses

Operating expenses increased by 19.1% to RMB2,099.1 million (US$305.3 million) in 2018 from RMB1,762.0 million in 2017. Operating expenses as a percentage of our total revenue decreased to 7.5% in 2018 from 8.8% in 2017. This decrease was mainly due to faster growth in revenue and economies of scale as well as reduction of share-based compensation expense.

Selling Expenses.  Selling expenses increased by 28.6% to RMB893.9 million (US$130.0 million) in 2018 from RMB694.9 million in 2017. This increase was primarily attributable to increased selling expenses in connection with the growth of our operations, an increase in shipping and handling costs related to the delivery of merchandise to our branded and membership stores.

General and Administrative Expenses.  General and administrative expenses increased by 10.0% to RMB1,020.7 million (US$148.5 million) in 2018 from RMB928.2 million in 2017. This increase was primarily attributable to increased staff costs in connection with the growth of our operations, partially offset by a reduction in share-based compensation expenses allocated to general and administrative functions.

Research and Development Expenses.  Research and development expenses increased by 32.8% to RMB184.6 million (US$26.8 million) in 2018 from RMB139.0 million in 2017. This increase was primarily due to increased investments in technology and research and development professionals, partially offset by a reduction in share-based compensation expenses allocated to research and development functions.

Interest Income

Our interest income increased to RMB102.8 million (US$15.0 million) in 2018 from RMB75.1 million in 2017, primarily due to higher yields generated from our cash and cash equivalents, restricted cash and short-term investment balance.

Interest Expense

Our interest expenses increased to RMB75.1 million (US$10.9 million) in 2018 from RMB47.2 million in 2017, primarily a result of increased short-term bank loan in 2018 compared with 2017, as we incur multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of RMB6.5 million (US$1.0 million) in 2018 as compared to RMB 6.3 million in 2017, primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income increased to RMB171.4 million (US$24.9 million) in 2018 from RMB56.0 million in 2017, primarily due to unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative, an increase in government subsidies and other miscellaneous fees.

Other Expense

Other expenses increased to RMB30.7 million (US$4.5 million) in 2018 from RMB18.5 million in 2017, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB11.9 million (US$1.7 million) in 2018 and RMB9.9 million in 2017, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net loss decreased to RMB508.4 million (US$73.9 million) in 2018 from RMB1,228.1 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Our revenue increased by 126.0% to RMB19,989.6 million from RMB8,844.1 million in 2016. The increase was primarily attributable to increases in revenue across the various service lines, as discussed below.

Express.   Our express service revenue increased by 137.3% to RMB12,786.3 million in 2017 from RMB5,388.8 million in 2016. This increase in revenue was primarily due to the expansion of our service scope to include last-mile delivery services starting in 2017 and a 74.1% increase in parcel volume, as a result of greater demand for express delivery services and increase in our market share. The average revenue per parcel in 2017 increased by 36.3% to RMB3.39, compared to 2016, primarily due to our service scope expansion, partially offset by a decrease in average parcel weight. Average revenue per parcel excluding the impact of service scope expansion decreased to RMB2.07 from RMB2.49 in 2016.

Freight.   Our freight service revenue increased by 98.1% to RMB3,178.0 million in 2017 from RMB1,604.6 million in 2016. This increase was the result of greater freight volume which increased by 44.7% and a 36.8% increase in average revenue per tonne, compared to 2016. The increase in average revenue per tonne was primarily due to upward price adjustments, a greater proportion of long-distance freight volumes in connection with the expansion of our freight network, and the expansion of our service scope to include last-mile delivery services starting in 2017.

Supply Chain Management.   Our supply chain management service revenue increased by 29.0% to RMB1,601.0 million in 2017 from RMB1,241.4 million in 2016. Such increase was primarily attributable to the addition of new customers and increasing business volume of existing customers.

Store+.   Our BEST Store+ service revenue increased by 297.3% to RMB2,226.0 million in 2017 from RMB560.2 million in 2016, primarily due to an increase in the number of store orders fulfilled in connection with the rapid expansion of our BEST Store+ network as well as our acquisition of WOWO in May 2017. The number of store orders fulfilled increased by 249.5% compared to 2016.

Others.   Revenue from our other services increased by 303.4% to RMB198.3 million in 2017 from RMB49.1 million in 2016, primarily due to increased revenue generated from BEST Capital, BEST Global and BEST UCargo.

Cost of Revenue

Our cost of revenue increased by 108.0% to RMB19,504.0 million in 2017 from RMB9,376.6 million in 2016. The increase was primarily attributable to increases in cost of revenue across various service lines, as discussed below. Cost of revenue as a percentage of revenue decreased to 97.6% in 2017 from 106.0% in 2016.

Express.   Cost of revenue for our express services increased by 119.3% to RMB12,435.6 million in 2017 from RMB5,671.4 million in 2016. This increase in cost of revenue was primarily attributable to a 74.1% increase in parcel volume to 3,769.4 million in 2017 from 2,165.5 million in 2016, which resulted in higher transportation and labor costs, as well as the expansion of our service scope to include last-mile delivery services starting in 2017. Cost of revenue as a percentage of revenue from our express delivery services decreased to 97.3% in 2017 from 105.2% in 2016, primarily due to economies of scale resulting from the significant increase in parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight.   Cost of revenue for our freight services increased by 76.3% to RMB3,362.7 million in 2017 from RMB1,906.9 million in 2016. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 44.7% to 4.3 million tonnes in 2017 from 3.0 million tonnes in 2016, and to a lesser extent, the expansion of our service scope to include last-mile delivery services starting in 2017. Cost of revenue as a percentage of revenue from our freight services decreased to 105.8% in 2017 from 118.8% in 2016, primarily due to economies of scale resulting from the increase in freight volume, network optimization, as well as increased operational efficiency resulting from the proactive cost-control measures and continuous technology improvements and applications.

Supply Chain Management.   Cost of revenue for our supply chain management services increased by 27.0% to RMB1,502.6 million in 2017 from RMB1,183.2 million in 2016. This increase in cost of revenue was primarily due to the 50.2% increase in the number of orders fulfilled by our self-operated Cloud OFCs and the addition of new self-operated Cloud OFCs, which resulted in additional lease, transportation, and labor costs. The number of orders fulfilled by our self-operated Cloud OFCs increased to 132.2 million in 2017 from 88.1 million in 2016. The number of our self-operated Cloud OFCs increased to 99 as of December 31, 2017 from 93 as of December 31, 2016. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 93.9% in 2017 from 95.3% in 2016, primarily due to volume increase and operational efficiency.

Store+.   Cost of revenue for our BEST Store+ services increased by 264.0% to RMB2,072.9 million in 2017 from RMB569.6 million in 2016, primarily due to the significant increase in the amount of merchandise sold to membership stores, and the RMB275.6 million in the cost of revenue attributable to WOWO following its acquisition in May 2017. Cost of revenue as a percentage of revenue from our BEST Store+ services decreased to 93.1% in fiscal year 2017 from 101.7% in 2016, primarily due to a reduction in average procurement cost driven by the significant increase in merchandise sales to membership stores, as well as direct sales to consumers following the acquisition of WOWO in May 2017.

Others.   Cost of revenue for our other services increased by 186.6% to RMB130.3 million in 2017 from RMB45.5 million in 2016 in connection with increased revenue generation from BEST Capital, BEST Global and BEST UCargo.

Operating Expenses

Operating expenses increased by 103.1% to RMB1,762.0 million from RMB867.5 million in 2016. Operating expenses as a percentage of our total revenue decreased to 8.8% in 2017 from 9.8% in 2016. This decrease was mainly due to the faster growth in revenue and economies of scale.

Selling Expenses.   Selling expenses increased by 87.8% to RMB694.9 million in 2017 from RMB370.0 million in 2016. This increase was primarily attributable to an increase in shipping and handling costs to RMB203.9 million in 2017 from RMB74.0 million in 2016, relating to delivery of merchandise to our membership stores and staff costs in connection with the expansion of BEST Store+ network, the addition of retail store occupancy cost of RMB70.5 million as a result of the acquisition of WOWO in May 2017 and the inclusion of share-based compensation expense of RMB14.2 million.

General and Administrative Expenses.   General and administrative expenses increased by 78.1% to RMB928.2 million in 2017 from RMB521.2 million in 2016. This increase is primarily attributable to the inclusion of share-based compensation expense of RMB251.3 million and increased staff costs in connection with the growth of our operations.

Research and Development Expenses.   Research and development expenses increased by 73.1% to RMB139.0 million in 2017 from RMB80.3 million in 2016. This increase was primarily due to the inclusion of share-based compensation expense of RMB26.6 million and increased research and development activities.

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

Interest Income

Our interest income increased to RMB75.1 million in 2017 from RMB24.4 million in 2016, primarily due to a higher yield generated from our cash balance and increased cash balances due to receipt of the proceeds from our initial public offering in 2017.

Interest Expense

Our interest expenses increased to RMB47.2 million in 2017 from RMB21.4 million in 2016, primarily as a result of an increase in our Renminbi-denominated bank borrowings to satisfy working capital requirements as we held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of RMB6.3 million in 2017, compared to RMB1.9 million in 2016. This is primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective periods.

Other Income

Other income increased to RMB56.0 million in 2017 from RMB44.4 million in 2016, primarily due to an increase in other miscellaneous fees.

Other Expense

Other expenses increased to RMB18.5 million in 2017 from RMB8.5 million in 2016, primarily due to an increase in various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB9.9 million in 2017 from RMB0.6 million in 2016, reflecting tax payable in 2017 by certain of our PRC subsidiaries which had taxable income during the period, primarily WOWO.

Net Loss

As a result of the foregoing, net loss decreased to RMB1,228.1 million in 2017, compared to RMB1,363.5 million in 2016.

B.                                                                                                                                                                                                       Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and redeemable convertible preferred shares, and short-term borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2018, we had cash and cash equivalents of RMB1,630.4 million (US$237.1 million) and restricted cash (current portion) of RMB1,278.3 million (US$185.9 million). As of December 31, 2018, we had short-term bank loans of RMB1,782.9 million (US$259.3 million), of which RMB1,042.9 million (US$151.7 million) were cash-collateralized as of December 31, 2018. The weighted average interest rate for the outstanding borrowings as of December 31, 2018 was approximately 4.80%.

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

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(623,363)	25,602	637,204	92,677
Net cash used in investing activities	(843,844)	(4,105,923)	(1,230,953)	(179,035)
Net cash generated from financing activities	4,207,616	3,730,859	557,149	81,034
Effect of exchange rate changes on cash, cash equivalents and restricted cash	158,657	(48,241)	53,179	7,735
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,899,066	(397,703)	16,579	2,411
Cash, cash equivalents and restricted cash at the beginning of the year	481,466	3,380,532	2,982,829	433,835
Cash, cash equivalents and restricted cash at the end of the year	3,380,532	2,982,829	2,999,408	436,246

Operating Activities

Net cash generated from operating activities was RMB637.2 million (US$92.7 million) in 2018, compared to RMB25.6 million generated from operating activities in 2017 and RMB623.4 million used in operating activities in 2016.

Net cash generated from operating activities was RMB637.2 million (US$92.7 million) in 2018, primarily due to a net loss of RMB508.4 million (US$73.9 million), adjusted for non-cash items including depreciation and amortization of RMB461.6 million (US$67.1 million), share-based compensation of RMB109.1 million (US$15.9 million), fair value change of equity investments with no readily determinable fair value under measurement alternative of negative RMB64.6 million (US$9.4 million) and allowance for doubtful accounts and inventories of RMB60.0 million (US$8.7 million). Additional major factors that caused operating cash inflow included: (i) increase in accounts and notes payable of RMB636.0 million (US$92.5 million) mainly because we incurred more transportation and operating costs to support business expansion and issued more notes payables; (ii) increase in accrued expenses and other liabilities of RMB316.7 million (US$46.1 million) mainly because of the increase in salary and welfare payables of RMB130.5 million (US$19.0 million) and increased deposits received from customers and lease expense payable with the expansion of all the business lines of RMB119.1 million (US$17.3 million); and (iii) increase in customer advances and deposits and deferred revenue of RMB283.8 million (US$41.3 million) consistent with the increase in franchisee partners and revenue growth. The above factors were partially offset by the following factors: (i) increase in accounts and notes receivable of RMB415.3 million (US$60.4 million) that was related to an increase in revenue generated from supply chain management services; and (ii) increase in prepayments and other current assets of RMB231.4 million (US$33.7 million) primarily due to the increase in VAT prepayments amounting to RMB175.0 million (US$25.5 million) consistent with underlying revenue growth.

Net cash generated from operating activities was RMB25.6 million in 2017, primarily due to a net loss of RMB1,228.1 million, adjusted for non-cash items including depreciation and amortization of RMB363.9 million, share-based compensation of RMB299.0 million and allowance for doubtful accounts of RMB18.4 million. Additional major factors that caused operating cash inflow included: (i) increase in accounts and notes payable of RMB619.4 million mainly because we incurred more transportation and operating costs to support business expansion and issued more notes payables; (ii) increase in accrued expenses and other liabilities of RMB573.6 million primarily because of the increase in salary and welfare payables of RMB375.7 million driven by the growth in employee headcount and wage rates, increase in accrued rental expenses and other operating expense accruals of RMB116.8 million and increase in other payables for daily operations; and (iii) increase in customer advances and deposits of RMB233.4 million consistent with the increase in franchisee partners and revenue growth. The above factors were partially offset by the following factors: (i) increase in prepayments and other current assets of RMB466.1 million primarily due to the increase in VAT prepayments amounting to RMB240.0 million consistent with underlying revenue growth, increase in prepayments to landlord for operating lease of RMB84.7 million, and increase in other operating prepayments in connection with business expansion; and (ii) increase in accounts and notes receivable of RMB268.3 million that was related to an increase in revenue, specifically, revenue generated from supply chain management services.

Net cash used in operating activities was RMB623.4 million in 2016, primarily due to a net loss of RMB1,363.5 million, adjusted for non-cash items including depreciation and amortization of RMB246.3 million, and allowance for doubtful accounts of RMB31.5 million. Additional major factors that caused operating cash outflow included: (i) increase in prepayments and other current assets of RMB317.5 million primarily due to the increase in VAT prepayments amounting to RMB147.8 million consistent with underlying revenue growth, increase in receivables from payment platforms that process payments from our customers of RMB71.0 million, and increase in other operating prepayments in connection with business expansion; (ii) increase in accounts and notes receivable of RMB111.0 million that was related to an increase in revenue, specifically, revenue generated from supply chain management services. The above factors were partially offset by the following factors: (i) increase in accounts and notes payable of RMB481.3 million mainly because we incurred more transportation and operating costs to support business expansion and issued more notes payables; (ii) increase in accrued expenses and other liabilities of RMB362.4 million primarily because of the increase in salary and welfare payables of RMB225.6 million driven by the growth in employee headcount and wage rates, increase in accrued rental expenses and other operating expense accruals of RMB57.4 million and increase in other payables for daily operations; and (iii) increase in customer advances and deposits of RMB166.7 million consistent with the increase in franchisee partners and revenue growth.

Investing Activities

Net cash used in investing activities was RMB1,231.0 million (US$179.0 million) in 2018, compared to RMB4,105.9 million in 2017 and RMB843.8 million in 2016.

Net cash used in investing activities was RMB1,231.0 million (US$179.0 million) in 2018, which was primarily due to (i) payments for purchase of leased equipment of RMB1,556.2 million (US$226.3 million), for finance lease services provided to franchisee partners and transportation service providers; and (ii) payments for purchase of property and equipment of RMB1,077.8 million (US$156.8 million), which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network. The above factors were partially offset by a net change in short-term investments of RMB1,398.7 million (US$203.4 million), which were proceeds from maturities of short-term investments of RMB5,729.6 million (US$833.3 million) offset by purchase of short-term investments of RMB4,330.9 million (US$629.9 million).

Net cash used in investing activities was RMB4,105.9 million in 2017, which was primarily due to payments for purchase of property and equipment used in the expansion and optimization of our express service, freight service and supply chain service network.

Net cash used in investing activities was RMB843.8 million in 2016, which was primarily due to payments for purchase of property and equipment used in the expansion of our supply chain service network.

Financing Activities

Net cash generated from financing activities was RMB557.1 million (US$81.0 million) in 2018, compared to RMB3,730.9 million in 2017 and RMB4,207.6 million in 2016.

Net cash generated from financing activities was RMB557.1 million (US$81.0 million) in 2018, which was mainly due to proceeds from short-term bank loans of RMB3,417.7 million (US$497.1 million), partially offset by repayment of short-term bank loans of RMB2,851.2 million (US$414.7 million).

Net cash generated from financing activities was RMB3,730.9 million in 2017, which was primarily due to proceeds from issuance of American depositary shares, net of issuance cost, of RMB3,130.2 million and proceeds from short-term bank loans of RMB1,901.9 million, partially offset by the repayment of short-term bank loans of RMB1,189.4 million.

Net cash generated from financing activities was RMB4,207.6 million in 2016, which was primarily due to proceeds from issuance of redeemable convertible preferred shares, net of issuance cost, of RMB4,901.3 million, proceeds from short-term bank loans of RMB718.0 million, partially offset by repurchase of redeemable convertible preferred shares of RMB831.5 million and repayment of short-term bank loans of RMB598.0 million.

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2016, 2017 and 2018, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenue:
Express	5,412,729	12,850,067	17,740,176	2,580,202
Freight	1,609,391	3,178,850	4,115,606	598,590
Supply Chain Management	1,363,468	1,854,356	2,326,487	338,374
Store+	560,226	2,226,034	2,845,141	413,809
Others	125,456	649,784	2,759,499	401,352
Inter-segment eliminations	(227,133)	(769,529)	(1,825,930)	(265,571)
Total revenue	8,844,137	19,989,562	27,960,979	4,066,756
Cost of revenue:
Express	5,696,746	12,508,090	16,953,251	2,465,748
Freight	1,912,750	3,363,457	3,963,172	576,420
Supply Chain Management	1,297,227	1,746,999	2,224,749	323,576
Store+	569,557	2,072,912	2,590,022	376,703
Others	122,239	573,581	2,609,846	379,586
Inter-segment eliminations	(221,952)	(761,028)	(1,821,198)	(264,881)
Total cost of revenue	9,376,567	19,504,011	26,519,842	3,857,152
Gross (loss)/profit:
Express	(284,017)	341,977	786,925	114,454
Freight	(303,359)	(184,607)	152,434	22,170
Supply Chain Management	66,241	107,357	101,738	14,798
Store+	(9,331)	153,122	255,119	37,106
Others	3,217	76,203	149,653	21,766
Inter-segment eliminations	(5,181)	(8,501)	(4,732)	(690)
Total gross (loss)/profit	(532,430)	485,551	1,441,137	209,604

The inter-segment eliminations for the periods indicated above mainly consisted of (i) segment revenue of the Express segment and Freight segment generated from services provided to the Supply Chain Management segment, (ii) segment revenue of Supply Chain Management segment generated from services provided to the Store+ segment and (iii) segment revenue of the Others segment generated from services provided to our Supply Chain Management, Express and Freight segments, all of which were eliminated as intergroup transactions as a result of consolidation.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue by Segment

Segment revenue of our Supply Chain Management segment, Express segment, Freight segment and Store+ segment increased from 2017 to 2018 primarily due to increase in segment revenue from external customers. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.” Others segment revenue increased from 2017 to 2018 primarily due to increases in segment revenue generated from services provided by BEST UCargo to our Supply Chain Management, Express and Freight segments, as well as segment revenue generated from finance lease services provided by BEST Capital to our ecosystem participants.

Cost of Revenue by Segment

Segment cost of revenue of our Supply Chain Management segment, Express segment, Freight segment and Store+ segment increased from 2017 to 2018 primarily due to increases in lease, transportation and labor costs commensurate with significant increases in volume and expansion of the services provided by our company to its customers, as well as an increase in the amount of merchandise sold by our BEST Store+ business. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.” Others segment cost of revenue increased from 2017 to 2018 primarily due to segment cost of revenue attributable to services provided by BEST UCargo to our Supply Chain Management, Express and Freight segments.

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

Because we have not generated any after-tax profits since the commencement of our operations, we have not made any statutory reserves.

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

F.                                                                                                                                                                                                        Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands of RMB)

Short-term borrowings	1,782,900	1,782,900	—	—	—
Capital lease obligations	3,596	2,851	745	—	—
Capital expenditure commitments	701,755	701,755	—	—	—
Operating lease commitments	4,911,231	1,074,771	1,640,441	1,095,541	1,100,478
Total	7,399,482	3,562,277	1,641,186	1,095,541	1,100,478

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

ITEM 6.                                                                                                                                                                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                                                                                                                                       Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management:

Name	Age	Position/Title
Shao-Ning Johnny Chou	56	Chairman and chief executive officer
Lin Wan	43	Director
Jun Chen	45	Director
Mark Qiu	54	Director
George Chow	51	Director, chief strategy and investment officer
Quan Hao	60	Director
Wenbiao Li	52	Director
Lei Guo	43	Chief accounting officer, senior vice president of finance, general manager of capital service line
Mangli Zhang	62	Senior vice president, general manager of supply chain management service line
Shaohua Zhou	46	Senior vice president, general manager of express service line
Tao Liu	42	Senior vice president, general manager of freight service line
Bo Liu	47	Senior vice president, general manager of store+ service line
Jian Zhou	41	Senior vice president, general manager of global service line
Yanbing Zhang	43	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	47	Senior vice president of human resources and administration

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

Ms. Quan Hao has served as our independent director since September 2017. Ms. Hao currently also serves as an independent non-executive director of Legend Holdings Corporation and HSBC Bank (China) Company Limited. From 2001 to 2015, Ms. Hao has been a partner of KPMG China, and originally joined KPMG USA in 1993. From 1982 to 1989, Ms. Hao served as a lecturer at Renmin University of China. Ms. Hao received a bachelor’s degree in economics from Renmin University of China and an MBA degree from Temple University. Ms. Hao obtained her certified public accountant qualification in the PRC and California, USA.

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

Ms. Lei Guo currently serves as our chief accounting officer, senior vice president of finance and general manager of our capital service line. Prior to joining us in 2011, Ms. Guo served as a senior manager in the finance department of Sky-mobi Limited from 2010 to 2011, as an accounting manager in the finance department of UTStarcom China from 2005 to 2010, and as a manager of auditing in the Shanghai office of KPMG from 1998 to 2005. Ms. Guo received a bachelor’s degree in accounting from Shanghai Jiaotong University.

Ms. Mangli Zhang currently serves as the senior vice president and general manager of our supply chain management service line, and served as our vice president of operations from 2007 to 2011. Prior to joining us in 2007, Ms. Zhang held various positions with UTStarcom China as manager of the contract execution department, director of business operations, and vice president of business operations in China from 1996 to 2007. From 1993 to 1996, Ms. Zhang served as a department manager of Zhejiang Province Economic and Construction Development Consulting Company. From 1982 to 1993, Ms. Zhang served as a product development engineer in the technology division, and served as vice president of the quality management division, of Hangzhou Wireless Equipment Factory. Ms. Zhang received a bachelor’s degree in wireless electronic engineering from Zhejiang University.

Mr. Shaohua Zhou currently serves as the senior vice president and general manager of our express service line. Prior to joining us in 2009, Mr. Zhou held various positions with UTStarcom China as regional project manager, global service solution business unit general manager of the western region and general manager of the Chongqing branch from 2002 to 2008. Mr. Zhou also previously worked with Motorola and China Mobile. Mr. Zhou received a bachelor’s degree in communication engineering from Beijing University of Posts and Telecommunications.

Mr. Tao Liu currently serves as the senior vice president and general manager of our freight service line. Before that, between 2009 and 2017, he had held various positions with our company as deputy general manager of our freight service line, general manager of our Shanghai branch, and general manager of our Shandong branch. Prior to joining us, Mr. Liu served as a deputy general manager at Shandong Zitong International Logistics Company from 2007 to 2009. From 2000 to 2004, Mr. Liu held various positions with Zhilian Logistics (a group company of China Kejian Co., Ltd.) as assistant to general manager, general manager of its Jinan branch, general manager of the Northern China region, and then general manager of Shandong Zhongtie Modern Logistics and Technology Co. Ltd., a joint venture established by Zhilian Logistics and China Railway Jinan Group. Mr. Liu received a bachelor’s degree in international business administration from Shandong University of Finance and Economics.

Mr. Bo Liu currently serves as the senior vice president and general manager of our store+ service line. Prior to joining us in 2007, Mr. Liu held various positions with UTStarcom China as Shandong branch general manager, national director of the technology marketing department and regional general manager from 2000 to 2007. From 1997 to 2000, Mr. Liu held various positions with Motorola as a manager of technology marketing, sales manager, and manager of the business operations department. Mr. Liu currently also serves as chairman of the board of Sichuan WOWO Supermarket Chain Management Ltd. Mr. Liu received a bachelor’s degree in industrial electric automation from China University of Mining and Technology.

Mr. Jian Zhou currently serves as the senior vice president and general manager of our global service line. Prior to joining us in 2008, Mr. Zhou served as the president and chief executive officer of Shanghai Ziimoo Communication Technology from 2006 to 2008. From 2005 to 2006, Mr. Zhou served as vice president and general manager of the fixed-mobile convergence business unit of Cellon (Shanghai) Communication Technology. From 2001 to 2005, Mr. Zhou held various positions with UTStarcom China, in the terminal business unit, as a research and development software engineer, project manager, senior manager, and director of research and development. Mr. Zhou received a bachelor’s degree in communication engineering and a master’s degree in information engineering from Huazhong University of Science and Technology.

Mr. Yanbing Zhang currently serves as our senior vice president of engineering and the general manager of our cloud service line. Prior to joining us, Mr. Zhang served as a senior project manager at the IT department of UTStarcom China from 2004 to 2007. From 2003 to 2004, Mr. Zhang served as a project manager at China TravelSky Holding Company. Mr. Zhang received a bachelor’s degree in computer science from the National University of Defense Technology and a master’s degree in computer science from the University of Karlsruhe (now known as the Karlsruhe Institute of Technology).

Ms. Jimei Liu currently serves as our senior vice president of human resources and administration. Prior to joining us, Ms. Liu served as the director of human resources at UTStarcom China from 2000 to 2007. From 1996 to 2000, Ms. Liu served as the training supervisor at Ting Hsin International Group. Ms. Liu received a bachelor’s degree in machinery design and manufacturing from Central South University and an executive master of business administration degree from the University of Texas at Arlington.

B.                                                                                                                                                                                                       Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately US$2.1 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Granted Options

As of February 28, 2019, we had outstanding options with respect to 5,763,824 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

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

The 2017 equity incentive plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued pursuant to equity-based awards granted under the plan. In addition, the number of Class A ordinary shares available for issuance under the 2017 equity incentive plan will automatically be increased by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the plan does not exceed 10% of our total outstanding shares at the end of the preceding calendar year. As a result, as of January 1, 2019, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 equity incentive plan has been increased to 15,012,969 Class A ordinary shares. No more than 10,000,000 Class A ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any award (or portion thereof) under the 2017 equity incentive plan terminates, expires, lapses or is cancelled for any reason without being vested or exercised, as applicable, the Class A ordinary shares subject to such award will again be available for future grant.

Granted Options and Restricted Share Units

As of February 28, 2019, we had outstanding restricted share units with respect to 3,680,499 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 28, 2019, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Name	Number of restricted share units granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2019	Various dates from June 1, 2028 to January 1, 2029
Mark Qiu	*	Various dates from February 1, 2018 to February 1, 2019	Various dates from February 1, 2028 to February 1, 2029
Quan Hao	*	Various dates from February 1, 2018 to February 1, 2019	Various dates from February 1, 2028 to February 1, 2029
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2019	Various dates from February 1, 2028 to February 1, 2029
George Chow	*	March 1, 2018	March 1, 2028
Lei Guo	*	March 1, 2018	March 1, 2028
Mangli Zhang	*	March 1, 2018	March 1, 2028
Shaohua Zhou	*	March 1, 2018	March 1, 2028
Tao Liu	*	Various dates from March 1, 2018 to August 1, 2018	Various dates from March 1, 2028 to August 1, 2028
Bo Liu	*	March 1, 2018	March 1, 2028
Jian Zhou	*	March 1, 2018	March 1, 2028
Yanbing Zhang	*	March 1, 2018	March 1, 2028
Jimei Liu	*	March 1, 2018	March 1, 2028

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

D.                                                   Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.                                                   Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 28, 2019 by:

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

The calculations in the table below are based on (i) 245,569,308 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 28, 2019. The aforesaid 245,569,308 Class A ordinary shares excludes the 5,079,144 Class A ordinary shares issued to our depositary bank as of February 28, 2019 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	—	—	—	—	47,790,698	100.0	46.4
Lin Wan	—	—	—	—	—	—	—
Jun Chen	—	—	—	—	—	—	—
Mark Qiu	*	*	—	—	—	—	—
George Chow(1)	6,528,657	2.7	—	—	—	—	**
Quan Hao	*	*	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Lei Guo	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Shaohua Zhou	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Bo Liu	*	*	—	—	—	—	**
Jian Zhou	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Directors and Executive officers as a Group	9,661,059	3.9	—	—	47,790,698	100.0	46.7
Alibaba Group Holding Limited(2)	10,000,000	4.1	94,075,249	100.0	—	—	46.0
Shao-Ning Johnny Chou	—	—	—	—	47,790,698	100.0	46.4
CR Entities(3)	33,548,304	13.7	—	—	—	—	1.1

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

(1)   Consists of Class A ordinary shares and ADSs of our company held by Mr. Chow, and Class A ordinary shares that Mr. Chow may acquire within 60 days from February 28, 2019 upon exercise of options or vesting of restricted stock units granted to him under our share incentive plans.

(2)   The number of ordinary shares beneficially owned was reported in a Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on October 19, 2017, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs and 75,831,692 Class B ordinary shares that are held by Alibaba Investment Limited, a limited liability company established in the British Virgin Islands, and (ii) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited, a limited liability company established in the British Virgin Islands. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 51% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2018 as disclosed in the annual report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC by Alibaba Group Holding Limited on July 27, 2018. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 51% equity interest in Cainiao Smart Logistics Network Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.

(3)   The number of ordinary shares beneficially owned was reported in a Schedule 13G filed by the CR Entities and other reporting persons on February 14, 2019 and consists of (i) 25,778,872 Class A ordinary shares held by Florence Star Worldwide Limited, and (ii) 7,769,432 Class A ordinary shares held by Brackenhill Tower Limited. Florence Star Worldwide Limited and Brackenhill Tower Limited are collectively referred to as the CR Entities. Each of Florence Star Worldwide Limited and Brackenhill Tower Limited is a limited liability company established in the British Virgin Islands, and each of them has its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The CR Entities are special purpose vehicles of both China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., or the China Harvest Funds. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. Mark Qiu is a member of such board of directors and disclaims beneficial ownership in the aforesaid shares except to the extent of his pecuniary interest therein through his partnership interest in the China Harvest Funds.

To our knowledge, as of February 28, 2019, 127,394,268 Class A ordinary shares or 51.9% of our outstanding Class A ordinary shares were held by eight record holders in the United States, including our ADS depositary bank, which held 112,554,489 Class A ordinary shares or 45.8% of our outstanding Class A ordinary shares (excluding 5,079,144 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 28, 2019, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.                                                   Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.”

Shareholders Agreement

On April 5, 2016, we, our subsidiaries, the VIE, and all of our then-existing shareholders entered into the shareholders agreement, as amended on September 6, 2017, which replaced and superseded our previous shareholders agreements. The shareholders agreement addresses certain matters in relation to shareholder rights, corporate governance arrangements and other related obligations. Except for the VIE shareholder and director nomination right of Alibaba Investment Limited, or AIL, our non-compete undertaking to AIL and certain registration rights, all other rights and obligations of us and the shareholders under the shareholders agreement terminated upon completion of our initial public offering.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management and express delivery services to Cainiao Network, and the related service fees amounted to RMB271.4 million, RMB490.0 million and RMB652.4 million (US$94.9 million) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had balances of RMB164.9 million and RMB197.5 million (US$28.7 million), respectively, due from Cainiao Network, which represent service fees payable to us.

Cainiao Network leased warehouses to us resulting in rental expense of RMB8.7 million and RMB9.1 million (US$1.3 million) for the years ended December 31, 2017 and 2018, respectively. Cainiao Network introduced customers to us and we incurred commission fees of RMB3,489 (US$0.5 million) to Cainiao Network for the year ended December 31, 2018. Cainiao Network also paid on our behalf certain operating costs of RMB19.9 million and RMB 16.4 million (US$2.4 million) for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had a balance of RMB12.0 million and RMB12.4 million (US$1.8 million), respectively, due to Cainiao Network, which represents rental expenses, commission fees and operating costs payable by us.

Alibaba Cloud Computing Co. Ltd., an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of RMB4.8 million (US$0.7 million) for the year ended December 31, 2018.

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

ITEM 9.                                                   THE OFFER AND LISTING

A.                                                   Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the New York Stock Exchange since September 20, 2017 under the symbol “BSTI.” Our ticker symbol on the New York Stock Exchange changed from “BSTI” to BEST” effective at the start of trading on February 19, 2019.

B.                                                   Plan of Distribution

Not applicable.

C.                                                   Markets

Our ADSs, each representing one of our Class A ordinary shares, have been trading on the New York Stock Exchange since September 20, 2017. From September 20, 2017 to February 18, 2019, our ticker symbol on the New York Stock Exchange was “BSTI.” Our ticker symbol on the New York Stock Exchange changed from “BSTI” to BEST” effective at the start of trading on February 19, 2019.

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

D.                                                   Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Exchange.”

E.                                                   Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was recently amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered China resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the State Administration of Taxation issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2018 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

Foreign Exchange Risk

Substantially all of our revenue and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2018, we received total payments of approximately US$0.4 million from Citibank, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program-related expenses, after deduction of applicable U.S. taxes.

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

For the period from September 19, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we used approximately US$253.6 million of the net proceeds from our initial public offering to expand and optimize our express, freight and supply chain service network as well as to purchase vehicles for the direct financial leasing service we provided to our ecosystem participants. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) continued investments in our technology infrastructure and development of additional services and solutions, (ii) further expansion of our integrated logistics and supply chain service network and BEST Store+ network, and (iii) general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

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

	For the Years Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees(1)	1,540	1,599

(1)              “Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King and Wood Mallesons

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit Number	Description of Exhibits

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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
Date: April 11, 2019

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 11, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BEST Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BEST Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 11, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 11, 2019

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,240,431	1,630,444	237,138
Restricted cash		1,652,653	1,278,326	185,925
Accounts and notes receivables, net of allowance of RMB5,794 and RMB25,105 (US$3,651) as of December 31, 2017 and 2018, respectively	5	734,252	1,046,844	152,257
Inventories		156,974	151,031	21,967
Prepayments and other current assets	6	1,459,755	1,904,846	277,048
Short-term investments		2,353,663	1,007,329	146,510
Lease rental receivables	9	193,703	613,439	89,221
Amounts due from related parties	20	164,894	197,488	28,723
Total current assets		7,956,325	7,829,747	1,138,789
Non-current assets:
Property and equipment, net	7	1,307,470	2,064,657	300,292
Intangible assets, net	8	158,556	143,810	20,916
Long-term investments	10	37,167	214,339	31,174
Goodwill	11	448,584	469,076	68,224
Non-current deposits		69,125	77,043	11,205
Other non-current assets		62,314	45,531	6,622
Lease rental receivables	9	749,243	1,431,441	208,194
Restricted cash		89,745	90,638	13,183
Total non-current assets		2,922,204	4,536,535	659,810
Total assets		10,878,529	12,366,282	1,798,599
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB3,810,970 and RMB4,357,649 (US$633,795) as of December 31, 2017 and 2018, respectively):

Short-term bank loans	12	1,216,384	1,782,900	259,312
Accounts and notes payable		2,388,393	2,851,557	414,742
Income tax payable	15	629	5,767	839
Customer advances and deposits and deferred revenue		910,383	1,219,230	177,330
Accrued expenses and other liabilities	13	1,841,273	2,238,785	325,616
Capital lease obligation		7,227	2,851	415
Amounts due to related parties	20	12,902	12,429	1,807
Total current liabilities		6,377,191	8,113,519	1,180,061

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at December 31
	Notes	2017	2018	2018
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB99,594 and RMB 108,643 (US$15,801) as of December 31, 2017 and 2018, respectively):

Capital lease obligation		1,828	745	108
Deferred tax liabilities	15	31,688	25,356	3,688
Other non-current liabilities		75,327	86,504	12,581
Total non-current liabilities		108,843	112,605	16,377
Total liabilities		6,486,034	8,226,124	1,196,438
Commitments and contingencies	23
Shareholders’equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 1,858,134,053 shares authorized as of December 31, 2017 and 2018; 232,648,452 and 250,648,452 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	19	15,330	16,532	2,404
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 94,075,249 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	19	6,178	6,178	899
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 47,790,698 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	19	3,278	3,278	477
Additional paid in capital		19,240,912	19,407,460	2,822,698
Accumulated deficit		(14,886,214)	(15,419,256)	(2,242,638)
Accumulated other comprehensive income	25	12,333	123,923	18,024
BEST Inc. shareholders’equity		4,391,817	4,138,115	601,864
Non-controlling interests		678	2,043	297
Total shareholders’ equity		4,392,495	4,140,158	602,161
Total liabilities and shareholders’ equity		10,878,529	12,366,282	1,798,599

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Revenue from third parties
Express delivery		5,344,733	12,667,734	17,526,449	2,549,117
Freight delivery		1,604,573	3,178,044	4,102,610	596,700
Supply chain management		1,014,034	1,229,498	1,598,482	232,490
Store+		560,226	2,226,034	2,845,002	413,788
Others		49,149	198,253	1,236,084	179,781
		8,572,715	19,499,563	27,308,627	3,971,876
Revenue from related party
Express delivery	20	44,100	118,545	176,420	25,659
Supply chain management	20	227,322	371,454	475,932	69,221
		271,422	489,999	652,352	94,880
Total revenue		8,844,137	19,989,562	27,960,979	4,066,756

Cost of revenue
Express delivery		(5,671,356)	(12,435,550)	(16,915,801)	(2,460,301)
Freight delivery		(1,906,930)	(3,362,652)	(3,946,032)	(573,927)
Supply chain management		(1,183,245)	(1,502,570)	(1,970,105)	(286,540)
Store+		(569,557)	(2,072,912)	(2,589,883)	(376,683)
Others		(45,479)	(130,327)	(1,098,021)	(159,701)
Total cost of revenue		(9,376,567)	(19,504,011)	(26,519,842)	(3,857,152)

Gross (loss)/profit		(532,430)	485,551	1,441,137	209,604
Selling expenses		(370,017)	(694,852)	(893,859)	(130,006)
General and administrative expenses		(521,237)	(928,188)	(1,020,671)	(148,450)
Research and development expenses		(80,326)	(139,009)	(184,581)	(26,846)
Other operating income		104,047	—	—	—
Total operating expenses		(867,533)	(1,762,049)	(2,099,111)	(305,302)

Loss from operations		(1,399,963)	(1,276,498)	(657,974)	(95,698)
Interest income		24,386	75,056	102,821	14,955
Interest expense		(21,379)	(47,154)	(75,060)	(10,917)
Foreign exchange loss		(1,864)	(6,320)	(6,533)	(950)
Other income		44,409	56,035	171,370	24,925
Other expense		(8,542)	(18,507)	(30,672)	(4,461)
Loss before income tax and share of net income/(loss) of equity investees		(1,362,953)	(1,217,388)	(496,048)	(72,146)
Income tax expense	15	(570)	(9,856)	(11,887)	(1,729)
Loss before share of net income/(loss) of equity investees		(1,363,523)	(1,227,244)	(507,935)	(73,875)
Share of net income/(loss) of equity investees		43	(816)	(456)	(66)
Net loss		(1,363,480)	(1,228,060)	(508,391)	(73,941)

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Net loss attributable to non-controlling interests		—	(167)	(403)	(59)
Net loss attributable to BEST Inc.		(1,363,480)	(1,227,893)	(507,988)	(73,882)
Accretion to redemption value of redeemable convertible preferred Shares		(3,661,975)	—	—	—
Deemed dividend-Repurchase of redeemable convertible preferred shares		(160,891)	—	—	—
Deemed dividend-Modification of redeemable convertible preferred shares		(423,979)	—	—	—
Net loss attributable to ordinary shareholders		(5,610,325)	(1,227,893)	(507,988)	(73,882)
Net loss per ordinary share:
Basic	17	(93.51)	(8.28)	(1.32)	(0.19)
Diluted	17	(93.51)	(8.28)	(1.32)	(0.19)
Shares used in net loss per share computation:
Ordinary shares:
Basic	17	60,000,000	—	—
Diluted	17	60,000,000	—	—
Class A ordinary shares:
Basic	17	—	73,900,022	242,542,728
Diluted	17	—	148,237,982	384,408,675
Class B ordinary shares:
Basic	17	—	26,547,262	94,075,249
Diluted	17	—	26,547,262	94,075,249
Class C ordinary shares:
Basic	17	—	47,790,698	47,790,698
Diluted	17	—	47,790,698	47,790,698
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		129,305	(133,767)	111,590	16,230
Comprehensive loss		(1,234,175)	(1,361,827)	(396,801)	(57,711)
Comprehensive loss attributable to non-controlling interests		—	(167)	(403)	(59)
Comprehensive loss attributable to BEST Inc.		(1,234,175)	(1,361,660)	(396,398)	(57,652)
Accretion to redemption value of redeemable convertible preferred shares		(3,661,975)	—	—	—
Deemed dividend-Repurchase of redeemable convertible preferred shares		(160,891)	—	—	—
Deemed dividend-Modification of redeemable convertible preferred shares		(423,979)	—	—	—
Comprehensive loss attributable to ordinary shareholders		(5,481,020)	(1,361,660)	(396,398)	(57,652)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(1,363,480)	(1,228,060)	(508,391)	(73,941)
Adjustments to reconcile net loss to net cash (used in)/generated from operating activities:
Share of net (income)/loss of equity investees		(43)	816	456	66
Fair value change of equity investments with no readily determinable fair values under the measurement alternative		—	—	(64,628)	(9,400)
Deferred income tax		—	(1,680)	(6,332)	(921)
Depreciation and amortization		246,311	363,909	461,612	67,138
Share-based compensation	18	—	298,963	109,107	15,869
Allowance for doubtful accounts and inventory provision/(reversal)		31,522	18,394	60,001	8,727
Loss/(gain) on disposal of property and equipment		2,314	(3,065)	12,345	1,796
Foreign exchange loss		1,864	6,320	6,533	950
Changes in operating assets and liabilities:
Accounts and notes receivables		(110,972)	(268,272)	(415,318)	(60,405)
Inventories		(48,880)	(21,324)	10,485	1,525
Prepayment and other current assets		(317,474)	(466,118)	(231,408)	(33,657)
Amounts due from related parties		(54,489)	(81,592)	(32,594)	(4,741)
Non-current deposits		(20,822)	(18,178)	(7,918)	(1,152)
Other non-current assets		(1,065)	(27,037)	(9,055)	(1,317)
Accounts and notes payables		481,348	619,421	636,015	92,505
Income tax payable		467	162	5,138	747
Customer advances and deposits and deferred revenue		166,718	233,394	283,794	41,276
Accrued expenses and other liabilities		362,434	573,637	316,658	46,055
Amounts due to related parties		883	12,011	(473)	(69)
Other non-current liabilities		1	13,901	11,177	1,626
Net cash (used in)/generated from operating activities		(623,363)	25,602	637,204	92,677

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(628,478)	(749,734)	(1,077,784)	(156,757)
Purchase of leased equipment		(108,186)	(722,257)	(1,556,178)	(226,337)
Repayment of financing leases—principal portion		5,509	97,727	309,403	45,001
Disposal of property and equipment and intangible assets		11,513	45,156	44,092	6,413
Cash paid for business acquisitions (net of cash acquired of RMB nil, RMB2,737 and RMB nil (US$ nil) for the years ended December 31, 2016, 2017 and 2018)	4	(39,517)	(313,958)	(45,012)	(6,547)
Acquisition of intangible assets		(8,935)	(26,830)	(1,487)	(216)
Acquisition of long-term investments		(13,750)	(13,902)	(113,000)	(16,435)
Proceeds from maturities of short-term investments		1,458,918	2,678,724	5,729,611	833,337
Purchase of short-term investments		(1,520,918)	(5,058,426)	(4,330,900)	(629,903)
Other investing activities, net		—	(42,423)	(189,698)	(27,591)
Net cash used in investing activities		(843,844)	(4,105,923)	(1,230,953)	(179,035)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		718,000	1,901,884	3,417,700	497,084
Repayment of short-term bank loans		(598,000)	(1,189,417)	(2,851,184)	(414,688)
Capital lease payments		(4,446)	(13,523)	(5,459)	(794)
Contributions from non-controlling interest shareholders		—	—	2,446	356
Payment of deferred initial public offering costs		—	—	(9,836)	(1,431)
Proceeds from initial public offering, net of issuance costs		—	3,130,197	—	—
Proceeds from the exercise of share options		—	48	3,482	507
Proceeds from capital lease		22,310	—	—	—
Proceeds from redeemable convertible preferred shares, net of issuance costs		4,901,287	—	—	—
Repurchase of redeemable convertible preferred shares		(831,535)	(98,330)	—	—
Net cash generated from financing activities		4,207,616	3,730,859	557,149	81,034

Exchange rate effect on cash, cash equivalents and restricted cash		158,657	(48,241)	53,179	7,735
Net increase/(decrease) in cash, cash equivalents and restricted cash		2,899,066	(397,703)	16,579	2,411
Cash, cash equivalents and restricted cash at the beginning of the year		481,466	3,380,532	2,982,829	433,835
Cash, cash equivalents and restricted cash at the end of the year		3,380,532	2,982,829	2,999,408	436,246

Reconciliation of cash, cash equivalents and restricted cash:

	For the Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash and cash equivalents	2,927,581	1,240,431	1,630,444	237,138
Restricted cash — current	374,363	1,652,653	1,278,326	185,925
Restricted cash — non-current	78,588	89,745	90,638	13,183
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,380,532	2,982,829	2,999,408	436,246

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		103	368	4,595	668
Interest expense paid		22,012	46,531	74,611	10,852
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accrued expenses and other liabilities		115,286	121,735	252,265	36,690
Proceeds from disposal of property and equipment included in prepayment and other current assets		—	18,351	—	—
Acquisition of property and equipment through capital lease		20,750	9,055	3,596	523
Purchase consideration for business acquisitions included in accrued expenses and other liabilities		11,368	26,497	12,335	1,794
Deferred IPO costs included in accrued expenses and other liabilities		—	9,836	—	—
Repurchase of redeemable convertible preferred shares included in accrued expenses and other liabilities		97,118	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary Shares (Note 19)		Additional	Accumulated other		Non-	Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	controlling interests	shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	60,000,000	4,116	—	16,795	(8,047,996)	—	(8,027,085)
Net loss for the year	—	—	—	—	(1,363,480)	—	(1,363,480)
Other comprehensive income	—	—	—	129,305	—	—	129,305
Deemed dividend— Repurchase of Series B,C,D,E redeemable convertible preferred shares	—	—	—	—	(160,891)	—	(160,891)
Deemed dividend—Modification of redeemable convertible preferred shares	—	—	—	—	(423,979)	—	(423,979)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(3,661,975)	—	(3,661,975)
Balance as of December 31, 2016	60,000,000	4,116	—	146,100	(13,658,321)	—	(13,508,105)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary Shares (Note 19)		Additional	Accumulated other		Non-	Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	controlling interests	shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	60,000,000	4,116	—	146,100	(13,658,321)	—	(13,508,105)
Net loss for the year	—	—	—	—	(1,227,893)	(167)	(1,228,060)
Other comprehensive loss	—	—	—	(133,767)	—	—	(133,767)
Share-based compensation	—	—	298,963	—	—	—	298,963
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	91,623	91,623
Acquisition of non-controlling interests (Note 4)	—	—	—	—	—	(90,778)	(90,778)
Issuance of Class A ordinary shares in connection with initial public offering (Note 19)	49,750,000	3,283	3,117,078	—	—	—	3,120,361
Exercise of share options (Note 19)	730,000	48	—	—	—	—	48
Conversion of redeemable convertible preferred shares (Note 19)	264,034,399	17,339	15,824,871	—	—	—	15,842,210
Balance as of December 31, 2017 in RMB	374,514,399	24,786	19,240,912	12,333	(14,886,214)	678	4,392,495

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary Shares (Note 19)		Additional	Accumulated other		Non-	Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	controlling interests	shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	374,514,399	24,786	19,240,912	12,333	(14,886,214)	678	4,392,495
Cumulative effect of accounting change (Note 2)	—	—	—	—	(25,054)	—	(25,054)
Net loss for the year	—	—	—	—	(507,988)	(403)	(508,391)
Other comprehensive income	—	—	—	111,590	—	—	111,590
Share-based compensation	—	—	109,107	—	—	—	109,107
Contributions from non-controlling interest shareholders	—	—	—	—	—	2,446	2,446
Acquisition of non-controlling interests (Note 4)	—	—	(167)	—	—	(678)	(845)
Newly deposited and issued to depository bank-Citibank, N.A. (“Citi”) (Note 19)	18,000,000	—	—	—	—	—	—
Settlement of share options and restricted shares exercised with shares held by depository bank (Note 19)	(12,903,413)	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 19)	12,903,413	1,202	57,608	—	—	—	58,810
Balance as of December 31, 2018 in RMB	392,514,399	25,988	19,407,460	123,923	(15,419,256)	2,043	4,140,158
Balance as of December 31, 2018 in US$	—	3,780	2,822,698	18,024	(2,242,638)	297	602,161

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION AND BASIS OF PRESENTATION

The Company is a limited liability company incorporated in the Cayman Islands on March 3, 2008.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries and variable interest entity (the “VIE”), which is located in the People’s Republic of China (the “PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and its subsidiaries. The Company, its subsidiaries,  VIE and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, store+ services and other value-added services. The Group’s principal geographic market is in the PRC. On June 22, 2017, the Company revised its name from Best Logistics Technologies Limited to BEST Inc. effective immediately.

On September 20, 2017, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 19).

Details of the Company’s principal subsidiaries, VIE and VIE’s subsidiaries as of December 31, 2018 are as follows:

Name of Company	Place and date of incorporation/ registration and business	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation (“BEST BVI”)	BVI/ May 22, 2007	100%	Investment holding
BEST Logistics Technologies Limited (“BEST HK”)	HK/ May 29, 2007	100%	Investment holding
BEST Capital Inc. (“BEST Capital”)	Cayman Islands/ December 13, 2017	100%	Investment holding
BEST Capital Holding Limited (“BEST Capital BVI”)	BVI/ December 13, 2017	100%	Investment holding
BEST Capital Management Limited (“BEST Capital HK”)	HK/ December 20, 2017	100%	Investment holding
BEST Logistics Technologies (China) Co., Ltd. (“BEST China”)	PRC/ April 23, 2008	100%	Freight delivery and Supply chain management services
BEST Store Network (Hangzhou) Co., Ltd. (“BEST Store”)	PRC/ May16, 2013	100%	Store+ services
Zhejiang BEST Technology Co., Ltd. (“BEST Technology”)	PRC/ July 26, 2007	100%	Logistics technical services
Xinyuan Financial Leasing (Zhejiang) Co., Ltd. (formerly known as BEST Finance Lease (Zhejiang) Co., Ltd.) (“BEST Finance”)*	PRC/ January 15, 2015	100%	Financial services
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd. (“BEST Ningbo”)	PRC/ May 22, 2015	100%	Supply chain management services
VIE
Hangzhou BEST Network Technologies Co., Ltd. (“BEST Network”)	PRC August 22, 2007	Nil	Express delivery services
VIE’s subsidiaries:
Sichuan Wowo Supermarket Chain Co., Ltd. (“Wowo”)	PRC April 12, 2005	Nil	Convenience store operations
Shanxi Wowo Supermarket Chain Co., Ltd. (“Shanxi Wowo”)	PRC October 15, 2018	Nil	Convenience store operations

* In December 2017, BEST Finance Lease (Zhejiang) Co., Ltd. was renamed Xinyuan Financial Leasing (Zhejiang) Co., Ltd.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

Loan Agreements

BEST Technology has granted interest-free loans with an aggregate amount of RMB13,780 to the nominee shareholders of BEST Network for the purpose of providing funds necessary for the capital injection of the VIE. The loans are only repayable by the nominee shareholders through a transfer of his or her equity interests in BEST Network to BEST Technology or its designated party unless the nominee shareholders are in breach of the agreement, in which BEST Technology can request immediate repayment of the loans. The loan agreements are effective until full repayment of the loans or BEST Technology agrees to waive the loan.

Exclusive Technical Support and Service Agreement

Pursuant to the Exclusive Technical Support and Service Agreement between BEST Technology and BEST Network, BEST Technology has the exclusive right to provide services to BEST Network related to BEST Network’s business, including but not limited to the management, development and maintenance of software, databases and websites, training and recruitment of employees and other services required by BEST Network. In return, BEST Network agrees to pay a service fee that is based on a predetermined formula based on the financial performance of BEST Network. The Exclusive Technical Support and Service Agreement is valid for 20 years and will be automatically renewed on an annual basis unless both parties agree to terminate the agreement.

Exclusive Option Agreement

Under the Exclusive Option Agreement among BEST Technology, BEST Network and nominee shareholders of BEST Network, BEST Technology has (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in BEST Network or all or part of the assets held by the VIE and (ii) an exclusive right to cause the nominee shareholders to transfer their equity interest in BEST Network to BEST Technology or any designated third party. BEST Technology has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in BEST Network or assets held by BEST Network will be the minimum amount of consideration permitted under the then-applicable PRC laws. Any proceeds received by the nominee shareholders from the exercise of the option exceeding the loan amount, distribution of profits or dividends, shall be remitted to BEST Technology, to the extent permitted under PRC laws. The Exclusive Option Agreement will remain in effect until all the equity interests or the assets held by BEST Network are transferred to BEST Technology or its designated party. BEST Technology may terminate the Exclusive Option Agreement at their sole discretion, whereas under no circumstances may BEST Network or its nominee shareholders terminate this agreement.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement

Pursuant to the Proxy Agreement between BEST Technology, BEST Network and its nominee shareholders, each of BEST Network’s shareholders agreed to entrust all the rights to exercise their voting power to the person designated by BEST Technology. The nominee shareholders irrevocably authorize the person designated by BEST Technology as its attorney-in-fact (“AIF”) to exercise on such nominee shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in BEST Network. BEST Technology has the right to replace the authorized AIF at any time upon written notice but not consent from the other parties. The Proxy Agreement has a term of 20 years and is subject to automatic renewal on an annual basis unless it is terminated by BEST Technology at its sole discretion. The nominee shareholders may not terminate the Proxy Agreement or revoke the appointment of the AIF without BEST Technology’s prior written consent.

Equity Pledge Agreement

Under the Equity Pledge Agreement among BEST Technology, BEST Network and its nominee shareholders; the nominee shareholders of BEST Network have pledged all of their equity interests in BEST Network in favor of BEST Technology to secure the performance by BEST Network and its nominee shareholders  under the various contractual agreements, including the Exclusive Technical Support and Service Agreement, Loan Agreements and Exclusive Option Agreement described above. The nominee shareholders further undertake that they will remit any distributions as a result in connection with such shareholder’s equity interests in BEST Network to BEST Technology, to the extent permitted by PRC laws. If BEST Network or any of their respective nominee shareholders breach any of their respective contractual obligations under the above agreements, BEST Technology, as pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose the pledged equity interest. The nominee shareholders of BEST Network agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in BEST Network, without the prior consent of BEST Technology. The Equity Pledge Agreement will be valid until BEST Network and their respective shareholders fulfill all contractual obligations under the above agreements.

Through the design of the Contractual Agreements, the nominee shareholders of BEST Network effectively assigned their full voting rights to BEST Technology, which gives BEST Technology the power to direct the activities that most significantly impact BEST Network’s economic performance. In addition, BEST Technology is entitled to substantially all of the economic benefits from BEST Network. As a result of these Contractual Agreements, BEST Technology is determined to be the primary beneficiary of BEST Network.

In June 2017, the Contractual Agreements were supplemented by the following terms:

a)                                     Exclusive Technical Support and Service Agreement

•                  BEST Technology has the right to unilaterally adjust the service fee;

•                  The agreement is valid for 20 years and will be automatically renewed on an annual basis unless terminated by BEST Technology at its sole discretion, whereas under no circumstances may BEST Network terminate this agreement.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.              ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Pledge Agreement(continued)

b)                                     Exclusive Option Agreement

•                  To ensure that the cash flow requirements of BEST Network’s daily operations are met and/or to set off any losses that may be incurred, the Company is obliged, only to the extent permissible under PRC laws, to provide financial support to BEST Network, whether or not BEST Network actually incurs any such operational loss. The Company will not request repayment if BEST Network or its nominee shareholders are unable to do so;

•                  Without the Company’s prior consent, BEST Network and its nominee shareholders shall not enter into any material agreements outside of the ordinary course of business;

•                  The Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, BEST Technology or its designated party.

c)                                      Proxy Agreement

•                  The Proxy Agreement is valid as long as the nominee shareholders remain shareholders of BEST Network;

•                  The appointment of any individuals to exercise the powers and rights assigned pursuant to the Proxy Agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company.

As a result, the power and the rights pursuant to the Proxy Agreement have since been effectively reassigned to the Company which has the power to direct the activities of BEST Network that most significantly impact BEST Network’s economic performance. The Company is also obligated to absorb the expected losses of BEST Network through the financial support as described above. The Company and BEST Technology, as a group of related parties,hold all of the variable interests of BEST Network. The Company has been determined to be most closely associated with BEST Network within the group of related parties and has replaced BEST Technology as the primary beneficiary of BEST Network since June 2017. As BEST Network was subject to indirect control by the Company through BEST Technology immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of BEST Network was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the VIE  complies with current PRC laws and regulations; and (ii) the Company and BEST Technology’s contractual arrangements with the VIE and its nominee shareholders are valid, binding and enforceable on all parties to these arrangements and do not violate current PRC laws or regulations.

The carrying amounts of the assets, liabilities and the results of operations of the VIE and its subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	117,664	251,531	36,584
Restricted cash	23,559	46,506	6,764
Accounts receivable, net	206,593	215,070	31,281
Inventories	76,595	79,896	11,620
Short-term investments	167,638	995,505	144,790
Prepayments and other current assets	845,197	135,019	19,638
Amounts due from related parties	94,412	79,867	11,616
Total current assets	1,531,658	1,803,394	262,293
Non-current assets:
Property and equipment, net	794,382	1,418,007	206,241
Intangible assets, net	119,364	111,409	16,204
Goodwill	410,271	430,763	62,652
Other non-current assets	47,173	12,741	1,853
Restricted cash	—	16,455	2,393
Total non-current assets	1,371,190	1,989,375	289,343
Total assets	2,902,848	3,792,769	551,636
LIABILITIES
Current liabilities:
Short-term bank loans	565,000	735,000	106,901
Accounts and notes payable	1,425,018	1,399,578	203,561
Income tax payable	—	275	40
Customer advances and deposits	723,508	989,880	143,973
Accrued expenses and other liabilities	1,090,217	1,232,916	179,320
Capital lease obligation	7,227	—	—
Amounts due to related parties	1,401,016	1,640,124	238,546
Total current liabilities	5,211,986	5,997,773	872,341
Deferred tax liabilities	28,945	26,817	3,900
Other non-current liabilities	70,649	81,826	11,901
Total non-current liabilities	99,594	108,643	15,801
Total liabilities	5,311,580	6,106,416	888,142

The revenue-producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment, express delivery software and domain name. The VIEs contributed an aggregate of 61%, 66% and 66% of the Group’s consolidated revenue for the years ended December 31, 2016, 2017 and 2018, respectively, after elimination of inter-company transactions. As of December 31, 2018, there was no pledge or collateralization of the VIE’s assets that can only be used to settled obligations of the VIE.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIE during the years presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Total revenue	5,422,100	13,251,443	18,462,434	2,685,250
Net loss	(627,302)	(221,601)	(116,889)	(17,001)
Net cash generated from operating activities	301,749	215,575	828,383	120,483
Net cash used in investing activities	(441,555)	(656,571)	(820,490)	(115,542)
Net cash generated from financing activities	960,576	267,017	165,376	24,053

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and its subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and VIE have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for doubtful accounts, fair value measurements of equity instruments with no readily determinable fair value, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions, and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8755 per US$1.00 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company’s subsidiaries located outside the PRC is the United States Dollars (“US$”). The Company’s subsidiaries, VIE and its subsidiaries located in the PRC determined their functional currency to be Renminbi (the “RMB”). The Company uses the RMB as its reporting currency.

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

Restricted cash

The Group’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable and short term loans; and (b) security deposits as required by the Group’s sortation centers and warehouses. As of December 31, 2017 and 2018, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB104,000 and RMB34,979 (US$5,087), respectively. The restricted cash related to deposits held in designated bank accounts as pledged security of short term loans are disclosed in Note 12.

The Group adopted Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”) on January 1, 2018 retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Group’s consolidated statement of cash flows for the years ended December 31, 2016, 2017 and 2018.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

Business Combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The Company adopted ASU No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from January 1, 2018 on a prospective basis and there was no material impact on the consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations (continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines the discount rates to be used based on the risk inherent in the related entity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

The Group has determined it has five reporting units (that also represent operating segments). Goodwill was allocated to four reporting units as of December 31, 2017 and 2018, respectively (Note 11). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have estimated useful lives from the date of purchase as follows:

Category	Estimated Useful Life
Customer relationships	3-5 years
Software	3-8 years
Domain name	10 years
Brand name	20 years
Others	2-3 years

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Impairment losses if any, are included in general and administrative expense.

Fair value measurements of financial instruments

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements of financial instruments (continued)

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivables, certain other current assets, short-term investments, due from related parties, accounts and notes payable, short-term bank loans, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments approximate their fair values due to their short-term maturities.

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

Inventories

Inventories are comprised of finished goods. The Group’s finished goods consists of (i) low value consumables used in performing express delivery services, freight delivery services and supply chain management services such as handheld terminals, packing materials and uniforms emblazoned with the logo “BEST” (“accessories”); and (ii) fast-moving consumer goods such as beverage and drinks, snacks and daily necessities to be sold on the Group’s Store+ online business-to-business platform and in retail stores (“consumer goods”). Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost of accessories is accounted for using the weighted average cost method. Cost of purchased consumer goods are accounted for using the first-in first-out method for Store+ online business prior to January 1, 2018 and the weighted average cost method for Wowo, respectively. Adjustments are recorded to write down the cost of inventory to the estimated market value due to the slow-moving merchandise and damaged goods. Write-downs are recorded in cost of revenue in the consolidated statements of comprehensive loss.

Starting in 2018, the Group elected to change the inventory costing method for the Store+ online business from the first-in first-out method to the weighted average cost method. The impact of the change in accounting principle was immaterial to all periods presented and thus, not applied retrospectively.

Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenues from Contracts with Customers (“ASC 606”) and elected to apply the modified retrospective approach to contracts that are not completed as of this date. The cumulative effect of initially applying ASC 606 resulted in an increase to opening accumulated deficit of RMB25,054, which has been recognized on the day of initial application and prior periods were not retrospectively adjusted. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Commencing on January 1, 2018, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Group presents value-added taxes as a reduction from revenues.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Express delivery services

The Group provides express services that comprise of sorting, line-haul and feeder transportation services to its franchisee service stations, which are also the Group’s customers, when parcels (under 15 kg) are dropped off by the Group’s franchisee service station customers at the Group’s first hub or sortation center.

Prior to 2017, the Group was not responsible for last mile delivery of the parcels and therefore, the Group’s customers were separately engaging with, and directly liable to, the last mile delivery service stations for their delivery service and related fees. The fees the Group earned from its customers were based on the parcel’s weight and route to the Group’s last destination hub or sortation center. Therefore, the Group recognized revenue when the parcels were picked up from the Group’s last destination hub or sortation center by franchisees operating the last mile delivery service stations for delivery to end recipients.

Starting in 2017, in order to enhance the Group’s parcel delivery experience and the Group’s control over service quality throughout its network, the Group revised its contractual arrangements and service offerings with its franchisee service stations to offer an integrated service that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all parcels sent through its network, from the point when customers drop off the parcels at the Group’s first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

Customers are required to prepay for express delivery services and the Group records such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price the Group earns from its customers are based on the parcel’s weight and route to the end recipient’s destination.  In addition, the Group provides certain discounts, incentives and rebates based on explicitly agreed upon terms with its customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. The Group reviews the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the variable consideration for transactions are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and have historically been insignificant.

The vast majority of the Group’s contracts with customers are for express delivery services and include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are delivered from one location to another. As such, express delivery services revenue is regonized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred.  The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Express delivery services (Continued)

A minor percentage of the Group’s express delivery services are performed by its self-operated service stations for direct customers (“direct customer express delivery services”), who are the senders of the parcels. The Group is directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

Express delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Group’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

Freight delivery services

Similar to express delivery services, the Group provides freight services that comprise of sorting, line-haul and feeder transportation services mainly to its franchisees, which are also the Group’s customers. Prior to 2017, the Group’s customers directly engaged the last mile delivery service stations that deliver the shipments to the end recipients. The freight fees the Group earned from its customers were based on the shipment’s weight and route to the Group’s last destination hub or sortation center. Therefore, the Group recognized revenue when the freight shipments were picked up from the Group’s last destination hub or sortation center for delivery to end recipients.

Starting in 2017, in order to enhance the Group’s freight delivery experience and the Group’s control over service quality throughout its network, the Group revised its contractual arrangements and service offerings with its franchisee service stations to offer an integrated service that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all shipments sent through its network, from the point when customers drop off the shipments at the Group’s first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and the Group records such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price the Group earns from its customers are based on the shipment’s weight and route to the end recipient’s destination.

The vast majority of the Group’s contracts with customers are for freight delivery services and include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are shipped from one location to another. As such, freight delivery services revenue is regonized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

Freight delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Group’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Supply chain management services

The Group provides warehouse management and order fulfillment services (through its self-operated order fulfillment centers), and transportation services to its offline and online enterprise customers. The arrangements comprise of various service offerings that can be purchased at the option of the customer. Each of the service options are substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. The Group is the primary obligor and does not outsource any portion of the order fulfillment services to supply chain franchisee partners. The Group recognizes warehouse management and order fulfillment services revenue upon completion of the services. The Company considers transfer of control to occur once the services are performed as the Company has the right to payment. For the majority of supply chain contracts, customers are billed on a monthly basis and remit payment according to the customers’ credit terms which ranges from 5 to 120 days.

The Group recognizes transportation services revenue over time as customers receive the benefit of our services as the goods are shipped from origin to destination. As such, transportation service revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

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

Store+ services

The Group recognizes revenue upon the delivery of the consumer goods to its convenience store membership customers. Starting in May 2017, the Company also generates and recognizes revenue upon the sales of merchandise to end consumers by the Group’s self-operated convenience stores. The Group is the principal to the transaction for the sales of consumer goods and merchandise and revenue from these transactions are recognized on a gross basis. Transfer of control occurs at a point in time once delivery has been completed as the Group has transferred control of the promised goods to the customer. Generally, customers are billed upon delivery of the consumer goods while convenience store customers make payment upon checkout of merchandise.

Other services

The Group mainly provides cross-border logistic coordination services, finance leasing services and Ucargo transportation services. For cross-border logistic coordination services, the Group recognize revenue upon completion of the services. Revenue from interest income on financing leases is recognized using the effective interest rate method. Ucargo transportation services revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. The Group is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Contract assets and liabilities

The Group enters into contracts with its customers, which may give rise to contract liabilities (deferred revenue) and contract assets (unbilled revenue). The payment terms and conditions within the Group’s contracts vary by the type of service and customers. When the timing of revenue recognition differs from the timing of payments made by customers, the Group recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance).

Contract assets represent unbilled amounts resulting from provision of transportation services as the Group has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of January 1, 2018 and December 31, 2018.

Contract liabilities are included in “customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheet. Contract liabilities represents the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. The Group classifies contract liabilities as current based on the timing of when the Group expects to recognize revenue, which typically occurs within a week after period-end.

The opening and closing balances of contract liabilities arising from contracts with customers as of December 31, 2018 were as follows:

	Balance at December 31, 2017	Balance at January 1, 2018 as adjusted	Balance at December 31, 2018	Balance at December 31, 2018
	RMB	RMB	RMB	USD

Contract liabilities	505,587	530,642	639,912	93,071

Revenue recognized in the year ended December 31, 2018 that was included in the contract liability balance at the beginning of the period was RMB484,388 (US$70,451). This revenue was driven primarily by express and freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract, the Group capitalized the incremental contract cost such as commissions incurred in connection with obtaining a contract and amortizes the capitalized contract costs using a straight line basis over the term of the contract. The capitalized contract costs as of December 31, 2018 and the related amortization during the year ended December 31, 2018 was insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The cumulative effect of the changes made to our consolidated Januarary 1, 2018 balance sheet for the adoption of ASC 606 were as follows:

	Balance at December 31, 2017	Adjustments	Balance at January 1, 2018
	RMB	RMB	RMB
Current liabilities:
Customer advances and deposits and deferred revenue	910,383	25,054	935,437
Shareholders’ equity:
Accumulated deficit	(14,886,214)	(25,054)	(14,911,268)

The impact of adoption of ASC 606 on our consolidated statements of comprehensive loss and consolidated balance sheet were as follows.

	Year ended December 31,
	As reported	Balance without adoption of ASC 606	Effect of change
	RMB	RMB	RMB
Revenue from third parties:
Express delivery	17,702,869	17,686,557	16,312
Freight delivery	4,102,610	4,095,438	7,172
Supply chain management	2,074,414	2,069,648	4,766
Total revenue	23,879,893	23,851,643	28,250
Gross profit	1,441,137	1,412,887	28,250
Loss from operations	(657,974)	(686,224)	28,250
Loss before income tax and share of net income/(loss) of equity investees	(496,048)	(524,299)	28,250
Loss before share of net income/(loss) of equity investees	(507,935)	(536,186)	28,250
Net loss	(508,391)	(536,641)	28,250

	As at December 31, 2018
	As reported	Balance without adoption of ASC 606	Effect of change
	RMB	RMB	RMB
Current assets:
Accounts and notes receivables	1,046,844	1,042,078	4,766
Current liabilities:
Customer advances and deposits and deferred revenue	1,219,230	1,220,800	(1,570)
Shareholders’ equity:
Accumulated deficit	(15,419,256)	(15,422,452)	3,196

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The adoption of ASC 606 did not have a material impact on net loss per share or the consolidated statement of cash flows for the year ended December 31, 2018.

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

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2016, 2017 and 2018, advertising expenses were RMB15,089, RMB15,401 and RMB24,131 (US$3,510), respectively.

Selling expenses include shipping and handling costs incurred for the Store+ services segment comprising of costs for operating and staffing the Group’s warehouses, packaging and outbound shipping to customers. Shipping and handling costs amounted to RMB74,022, RMB203,916 and RMB224,815 (US$32,698) for the years ended December 31, 2016, 2017 and 2018, respectively.

Selling expenses also include retail store occupancy costs such as rent, depreciation, amortization and overhead expenses incurred for Wowo, which is included in the Store+ services segment. Retail store occupancy costs amounted to RMB nil, RMB70,450 and RMB106,590 (US$15,503) for the years ended December 31, 2016, 2017 and 2018, respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating nature and with no further conditions to be met, the amounts are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other income” when the conditions are met.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

Lessor

The Group provides financing leases of multiple types of motor vehicles and logistic equipment, primarily to transportation service providers that meet the Group’s credit assessment requirements. The financing leases range from two to ten years, do not contain contingent rental income clauses, and are fully collateralized by assets the Group can repossess in the event of default. Initial direct costs were insignificant for all periods presented. Revenue from interest income on financing leases is recognized using the effective interest rate method. For the years ended December 31, 2016, 2017, and 2018, interest income amounted to RMB3,592, RMB62,174 and RMB125,225 (US$18,213), respectively, which is included in “Others revenue” in the accompanying consolidated statements of comprehensive loss. As of December 31, 2017 and 2018, all financing lease receivables were within their payment terms.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits included in “Other non-current liabilities”  in the accompanying consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

Awards granted to non-employees

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions ASC 505-50, Equity-based payments to non-employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. On July 1, 2018, the Group early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) which aligns the measurement and classification guidance for share based payments to nonemployees with that for employees, with certain exceptions. ASU 2018-07 is required to be adopted on a modified retrospective basis through a cumulative-effect adjustment to accumulated deficit as of the beginning of the fiscal year of adoption. Nonemployee share-based payment awards within the scope of ASC 718 are measured at grant-date fair value. There was no material impact on the consolidated financial statements from the adoption of ASU 2018-07.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments. Prior to adopting ASC 321 on January 1, 2018, investments in investees that do not have readily determinable fair value and over which the Group does not have significant influence are carried at cost, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. The Group only adjusts the carrying value of such investments for an other-than-temporary decline in fair value and for distribution of earnings that exceeds its share of earnings since its investment. The Group regularly evaluates the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

After the adoption of ASC 321 from January 1, 2018, the Group accounts for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, adjusted by observable price changes. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income/(loss) into earnings after the date of investments. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s redeemable convertible preferred shares (Note 14) and Class A, Class B and Class C ordinary shares (Note 19) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Group’s redeemable convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of the share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

For the year ended December 31, 2016, the computation of basic loss per share using the two-class method is not applicable as the Group was in a net loss position and the redeemable convertible preferred shares or participating securities do not have contractual rights and obligations to share in the losses of the Group. For the years ended December 31, 2017 and 2018, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion (Note 19). In accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A, Class B and Class C ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer and each of its major service lines is a discrete operating and reportable segment.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group will adopt this new standard from January 1, 2019 using a modified retrospective transition method and selects the transition option to continue to apply the legacy guidance in ASC 840, Leases, including its disclosure requirements, in the comparative periods presented and will apply the transition provisions at the beginning of the period of adoption by recording a cumulative adjustment to the opening balance of retained earnings in the year of adopting the new standard. The Group will also elect the package of practical expedients permitted under the transition guidance, which allows the Group to carryforward historical lease classification, assessment on whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the short-term lease exemption for certain classes of underlying assets with a lease term of 12 months or less. The Group currently believes the most significant change will relate to the recognition of right-of-use assets and lease liabilities on the Group’s consolidated balance sheet relating to the operating leases for order fulfillment centers, hubs and sortation centers. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instrument — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220 to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act and requires entities to provide certain disclosures regarding stranded tax effects. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact from the adoption of this standard on its consolidated financial statements.

3.  CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and financing lease receivables. As of December 31, 2017 and 2018, RMB2,964,731 and RMB2,817,959 (US$ 409,855), respectively, of the Group’s cash and cash equivalents and restricted cash were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

The Group is exposed to default risk on its financing lease receivables amounting to RMB942,946 and RMB2,044,880 (US$297,415) as of December 31, 2017 and 2018. The Group regularly reviews the creditworthiness and financing lease receivables are fully collateralized by assets the Group can repossess in the event of default. The Group assesses the allowance for credit losses related to financing lease receivables on a quarterly basis, either on an individual or collective basis. As of December 31, 2017 and 2018, no allowance for credit losses was recorded.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2016, 2017 and 2018.

Currency convertibility risk

The Group primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.  CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was depreciation of approximately 6.4% and appreciation of 5.8% in the years ended December 31, 2016 and 2017, respectively and depreciation of approximately 5.0% in the year end December 31, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

4.  BUSINESS COMBINATIONS

Acquisition of franchisee service stations

In order to consolidate and optimize the Group’s delivery capacity in certain geographic areas in the PRC, the Group acquired 6 franchisee service stations in 2016. There were no acquisitions in 2017 and 2018. The Group accounted for these acquisitions as business combinations. Total consideration for the 2016 acquisitions amounted to RMB7,639, none of which were attributable to any pre-existing relationships with the acquired franchisee service stations. The fair value of the assets acquired were insignificant. Therefore, the total consideration was allocated to goodwill, which represents the expected synergies from consolidating the franchisee service stations into the Group’s delivery network. Goodwill associated with these acquisitions are not tax deductible.

Cash consideration of RMB 7,342 and RMB 2,570 (US$374) was not paid as of December 31, 2017 and 2018, and has been recorded in accrued expenses and other liabilities (Note 13). The amounts disclosed in the accompanying consolidated statements of cash flows include balances related to acquisitions that occurred in prior periods. The actual results of operations after the acquisition date and pro-forma results of operations for these acquisitions have not been presented because the effects of those acquisitions were insignificant.

Acquisition of Wowo

On May 4, 2017, the Group acquired a 62.5% and 79.17% equity interest in Wowo and Chengdu Yidanshi Food Co. Ltd (“YDS”), respectively. The acquisitions were accounted for as a single business combination as they are considered linked transactions given the acquisition agreements were entered into at or around the same time with the same counterparties. Wowo operates convenience stores that are supported by certain services provided by YDS, which is not considered a principal part of the business. The Group acquired Wowo in order to accumulate first-hand experience and know-how in convenience store operation for a total cash consideration RMB208,377 (US$32,027).

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

On March 14, 2018, the Group acquired the remaining non-controlling interest of YDS resulting the Group becoming the sole shareholder of YDS for a total cash consideration of RMB845 (US$123). The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

Acquisition in 2018

During the year ended December 31, 2018, the Group completed an acquisition of a convenience store operation to complement its existing businesses and achieve synergies. The purchase consideration was not significant. Results of the acquired business have been included in the Group’s consolidated financial statements since the acquisition date. Goodwill recognized in 2018 represents the expected synergies from integrating the convenience store opreations and is not tax deductible.

The actual results of operation after the acquisition date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.  ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Accounts receivable	737,946	1,059,129	154,043
Notes receivable	2,100	12,820	1,865
Allowance for doubtful accounts	(5,794)	(25,105)	(3,651)
Accounts and notes receivable, net	734,252	1,046,844	152,257

The movements in the allowance for doubtful accounts were as follows:

	As at December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Balance at beginning of the year	(7,956)	(6,708)	(5,794)	(843)
Additions	(14,851)	(18,958)	(60,183)	(8,753)
Write-offs	16,099	19,872	40,872	5,945
Balance at end of the year	(6,708)	(5,794)	(25,105)	(3,651)

6.  PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2017 and 2018, VAT prepayments amounting to RMB522,129 and RMB 697,112 (US$101,391), respectively, are included in prepayments and other current assets.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.  PROPERTY AND EQUIPMENT, NET

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Machinery and electronic equipment	1,343,230	1,794,624	261,018
Leasehold improvements	542,862	952,789	138,577
Motor vehicles	8,256	5,410	787
Construction in progress	223,535	493,121	71,721
	2,117,883	3,245,944	472,103
Less: accumulated depreciation	(810,413)	(1,181,287)	(171,811)
	1,307,470	2,064,657	300,292

The Group acquired certain machinery and electronic equipment for its own operations by entering into capital leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB29,167 and RMB12,930, respectively, as of December 31, 2017 and RMB29,167 (US$4,242) and RMB19,176 (US$2,789), respectively, as of December 31, 2018. Future minimum lease payments of RMB3,596 (US$523) are payable in the amounts of RMB1,070 (US$156), RMB1,219 (US$177), RMB910 (US$132), RMB232 (US$34) and RMB165 (US$24) in 2019, 2020, 2021, 2022 and 2023, respectively.

Depreciation expense of the property and equipment, including assets under capital leases, was RMB243,190, RMB347,567 and RMB437,139 (US$63,579) for the years ended 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, the balances of construction in progress were RMB223,535 and RMB493,121 (US$71,721), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipments.

8.  INTANGIBLE ASSETS, NET

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,520
Brand name	116,600	116,600	16,958
Software	50,222	56,346	8,195
Domain name	1,329	1,329	193
Others	6,130	6,130	892
	184,730	190,854	27,758
Less: accumulated amortization	(26,174)	(47,044)	(6,842)
	158,556	143,810	20,916

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  INTANGIBLE ASSETS, NET (CONTINUED)

Amortization expense of intangible assets was RMB3,121, RMB16,342 and RMB24,473 (US$3,559) for the years ended December 31, 2016, 2017 and 2018, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	USD
2019	20,234	2,943
2020	14,076	2,047
2021	8,699	1,265
2022	6,249	909
2023	6,245	908
	55,503	8,072

No impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

9.  LEASE RENTAL RECEIVABLES

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Current assets:
Direct financing leases	189,739	613,439	89,221
Sales-type leases	3,964	—	—
	193,703	613,439	89,221
Non-current assets:
Direct financing leases	746,806	1,431,441	208,194
Sales-type leases	2,437	—	—
	749,243	1,431,441	208,194
	942,946	2,044,880	297,415

The net investment in financing leases consisted of:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$

Total minimum lease payments receivable	1,096,260	2,340,674	340,437
Less: Executory costs	—	—	—
Minimum lease payments receivable	1,096,260	2,340,674	340,437
Less: Allowance for uncollectibles	—	—	—
Net minimum lease payments receivable	1,096,260	2,340,674	340,437
Unguaranteed residuals	—	—	—
Less: Unearned income	(153,314)	(295,794)	(43,022)
Net investment in financing leases	942,946	2,044,880	297,415
Current portion	193,703	613,439	89,221
Non-current portion	749,243	1,431,441	208,194

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9.  LEASE RENTAL RECEIVABLES (CONTINUED)

Losses incurred with respect to default on lease receivables were insignficant for all periods presented. As of December 31, 2017 and 2018, all lease receivables were within their payment terms and there were no impaired receivables. Accordingly, risk of default with respect to these receivables is remote.

Future minimum lease payments to be received for each of the five succeeding fiscal years as of the December 31, 2018 were as follows:

	RMB	USD
2019	748,377	108,847
2020	735,913	107,034
2021	475,313	69,131
2022	214,554	31,206
2023	107,120	15,580
Thereafter	59,397	8,639
	2,340,674	340,437

10.  LONG-TERM INVESTMENTS

Equity investments without readily determinable fair value

Equity investments without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB30,000. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018, the carrying amount of the Company’s equity investments was RMB207,628 (US$30,198), net of RMB nil (US$ nil) in accumulated impairment. During the year ended December 31, 2018, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB94,628 (US$13,763) as of December 31, 2018.

Unrealized gains (upward adjustments) and losses (downward adjustments and impairment) resulting from observable price changes of equity securities without readily determinable fair values for the year ended December 31, 2018 were RMB64,628 (US$9,400) and RMB nil (US$ nil), respectively.

Net unrealized gains and losses for equity securities were RMB64,628 (US$9,400) for the year ended December 31, 2018.Net realized gains and losses on equity securities sold were RMB nil (US$ nil) for the year ended December 31, 2018.

Equity method investments

On May 26, 2015, the Group completed the investment in Hangzhou Dezhi Logistic Co., Ltd, (“Dezhi”) through the subscription of newly issued ordinary shares representing 30% equity interest in Dezhi. Total consideration for the investment in Dezhi was RMB300 in cash. The Group accounts for the investment in Dezhi as an equity method investment due to its significant influence over the entity.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.  LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments (continued)

On January 22, 2017, the Group completed the investment in Hangzhou Jinye Technology Co., Ltd, (“Jinye”) through the subscription of newly issued ordinary shares representing a 13.73% equity interest in Jinye. Total consideration for the investment in Jinye was RMB7,652 in cash. The Group accounts for the investment in Jinye as an equity method investment due to its significant influence over the entity, as the Group has one board seat out of five in Jinye. During the year ended December 31, 2018, the Group’s investment was diluted to 13.04% due to Jinye’s closing of equity financing raised from investors.

The carrying amount of the equity method investments were RMB7,167 and RMB6,711 (US$976) as of December 31, 2017 and 2018, respectively. There were no impairment indicators for the equity method investments and no impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018, respectively. Selected financial information of the equity method investees have not been presented as the effects were not material.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.  GOODWILL

	Reporting units/operating segment
	Express delivery	Freight delivery	Store+	Others	Total
Balance as of January 1, 2018	241,623	5,580	181,176	20,205	448,584
Goodwill acquired	—	—	20,492	—	20,492
Balance as of December 31, 2018	241,623	5,580	201,668	20,205	469,076
Balance as of December 31, 2018 (US$)	35,143	812	29,330	2,939	68,224

For the years ended December 31, 2016, 2017 and 2018, the Group performed a qualitative assessment for the Express delivery and Freight delivery services reporting units based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair values of the Express delivery and Freight delivery services reporting units were less than their respective carrying amounts. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018, respectively.

For the years ended December 31, 2017 and 2018, the Group performed a quantitative assessment for the remaining reporting units by estimating the fair value of the reporting units based on an income approach. The fair values of the remaining reporting units exceeded their respective carrying values and therefore, goodwill related to these reporting units was not impaired.

No impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018.

12.  SHORT-TERM BANK LOANS

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	580,000	740,000	107,628
Short-term bank loans pledged by deposits	636,384	1,042,900	151,684
	1,216,384	1,782,900	259,312

Short-term bank loans consisted of several bank loans denominated in RMB.

The total deposits in restricted cash pledged for short-term loans was RMB1,502,866 and RMB1,166,744 (US$169,696) as of December 31, 2017 and 2018, respectively.

The weighted average interest rate for the outstanding borrowings as of December 31, 2017 and 2018, was approximately 4.32% and 4.80%, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.  ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Salary and welfare payable	1,033,889	1,164,401	169,355
Accrual for purchases of property and equipment	121,735	252,265	36,690
Accrued expenses	271,156	277,479	40,357
Payable for business acquisitions (Note 4)	26,497	12,335	1,794
Others	387,996	532,305	77,420
	1,841,273	2,238,785	325,616

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders at the end of the escrow periods or consideration to be paid for other acquisitions based on their respective payment schedules.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.  REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption

The Preferred Shares are subject to redemption if:

•                  a Qualified IPO has not occurred on or prior to December 31, 2018;

•                  (a) the VIE contractual agreements are determined or otherwise deemed to be void, illegal, unenforceable or unlawful by the relevant governmental authority under applicable PRC laws, (b) the shareholders approve a transfer of the business, assets and permits of or equity interests in BEST Network, in whole or in part, to BEST China, BEST Technology, BEST Hangzhou, BEST Dongguan, BEST Ningbo, BEST Finance and/or BEST Supply Chain or an alternative restructuring of the Group, and (c) the Group fails to complete, within six months after such shareholder approval, such transfer or such alternative restructuring due to any reason; or any nominee shareholder of BEST Network commits any material breach of any VIE agreement and such material breach is not cured or such shareholder is not replaced within 60 days after notice by an Investor to the Company; then (i) the holders of at least a majority of the then outstanding Series G-2 preferred shares may require the Company to redeem all or a portion of the then outstanding Series G-2 preferred shares, (ii) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series G-1 preferred shares may require the Company to redeem all or a portion of the then outstanding Series G-1 preferred shares, (iii) the holders of at least a majority of the then outstanding Series F preferred shares may require the Company to redeem all or a portion of the then outstanding Series F preferred shares; (iv) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series E preferred shares may require the Company to redeem all or a portion of the then outstanding Series E preferred shares; (v) the holders of at least a majority of the then outstanding Series D preferred shares may require the Company to redeem all of the then outstanding Series D preferred shares; (vi) the holders of at least a majority of the then outstanding Series C preferred shares may require the Company to redeem all of the then outstanding Series C preferred shares; (vii) the holders of at least a majority of the then outstanding Series B preferred shares may require the Company to redeem all of the then outstanding Series B preferred shares; and (viii) the holders of at least a majority of the then outstanding Series A preferred shares may require the Company to redeem all of the then outstanding Series A preferred shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

The Company assessed whether there was a change in fair value of each modified series of preferred shares exceeding 10% immediately after the change in terms compared to the fair value of the preferred shares immediately before the amendment at each modification date. A change in fair value exceeding 10% would result in extinguishment accounting, while a change in fair value not exceeding 10% would be considered non-substantive and subject to modification accounting. With the assistance of an independent third party valuation firm, the Company determined that the change in fair value did not exceed 10% for each series of preferred shares (except for the Series D preferred shares that were re-designated as Series F preferred shares discussed under ‘‘Extinguishment of Series D preferred shares’’), and the change in redemption value was therefore accounted for as a modification. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Deemed dividends related to modification accounting of RMB423,979 were recorded as an increase to the net loss attributable to ordinary shareholders for the year ended December 31, 2016. Modifications that result in a decrease in the fair value of the modified preferred shares were not recognized.

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

Repurchase of preferred shares

On April 5, 2016, the Company repurchased 9,656,465 of Series B, 3,192,627 of Series C, 1,076,404 of Series D and 1,553,886 of Series E preferred shares from two Series B preferred shareholders, two Series C preferred shareholders, one Series D preferred shareholder and one Series E preferred shareholder, respectively, for total cash consideration of US$140,000 paid to the preferred shareholders, for which U$126,000 was paid to the preferred shareholders and the remaining US$14,000 (equivalent to RMB 97,118) was reported as “Restricted cash” and “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2016 and was paid to the preferred shareholders during the year ended December 31, 2017. The Company accounted for the difference between the fair value of the consideration paid for the repurchase preferred shares and the carrying value of the preferred shares as a deemed dividend to the preferred shareholders, and was recorded as an increase to the net loss attributable to ordinary shareholders in the statement of comprehensive loss.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.  REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Accounting for Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company used the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

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

The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying value of the Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB3,661,975 was recognized for the year ended December 31, 2016.

The Preferred Shares were converted to ordinary shares immediately upon the completion of the Company’s IPO on September 20, 2017 (Note 19).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.  TAXATION

Enterprise income tax (“EIT”)

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

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2016, 2017 and 2018, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK and BEST Capital HK are exempted from income tax on its foreign-derived income and there is no withholding taxes in Hong Kong on remittance of dividends.

China

The current enterprise income tax law (“EIT Law”) applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company is located in jurisdictions outside of the PRC, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2018, the Company has not accrued for PRC tax on such basis as the Group’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Group will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Pursuant to relevant laws and regulations in the PRC and with approval from tax authorities in charge, one of the Group’s subsidiaries, BEST Technology, qualified as a High and New Technology Enterprise (“HNTE”), and is entitled to the preferential tax rate of 15% for three years from 2016 to 2018. BEST Technology is in the process of renewing their HNTE certificate.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
PRC	(1,353,896)	(1,229,979)	(523,221)	(76,098)
Non-PRC	(9,057)	12,591	27,173	3,952
	(1,362,953)	(1,217,388)	(496,048)	(72,146)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current income tax	(570)	(11,536)	(18,219)	(2,650)
Deferred income tax	—	1,680	6,332	921
	(570)	(9,856)	(11,887)	(1,729)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.  TAXATION (CONTINUED)

A reconciliation of the differences between the PRC statutory tax rate and the Group’s effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Loss before income taxes and share of net income/(loss) of equity investees	(1,362,953)	(1,217,388)	(496,048)	(72,146)
Income tax computed at the statutory tax rate of 25%	340,738	304,346	124,012	18,037
Non-deductible expenses	(19,102)	(113,139)	(76,056)	(11,062)
Effect of different tax rates in different jurisdictions and preferential tax rate	(69)	(4,220)	(4,826)	(702)
Research and development expenses deduction	3,139	9,441	12,248	1,781
Non-taxable income	3,333	13,985	17,097	2,487
Over-accrued EIT for previous years	—	(154)	(8,770)	(1,276)
Deferred tax expense	—	(19,362)	(4,140)	(602)
Tax rate change	—	—	16,771	2,439
Unutilized expired tax loss	(11,099)	(31,373)	(13,482)	(1,961)
Change in valuation allowance	(317,510)	(169,380)	(74,741)	(10,870)
	(570)	(9,856)	(11,887)	(1,729)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.  TAXATION (CONTINUED)

Deferred tax

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	181,914	357,259	51,961
Customer advances and deposits	41,367	47,233	6,870
Allowance for doubtful accounts and inventory provision	11,298	7,476	1,087
Depreciation and amortization expense	39,892	40,305	5,862
Net operating losses carrying forward	806,782	719,878	104,701
Total deferred tax assets	1,081,253	1,172,151	170,481
Valuation allowance*	(1,081,253)	(1,155,994)	(168,131)
Total deferred tax assets net of valuation allowance	—	16,157	2,350

*                                         The Group recorded a full valuation allowance against deferred tax assets of those subsidiaries and VIE that are in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2017 and 2018. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes on private equity investments	—	16,157	2,350
Long-lived assets arising from acquisition	31,688	25,356	3,688
Total deferred tax liabilities	31,688	41,513	6,038

As of December 31, 2018, the Company has net operating losses of approximately RMB3,384,967 (US$492,323) primarily from its subsidiaries and VIE in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2018 will expire in years 2019 to 2028 if not utilized. As of December 31, 2018, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2018, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB34,751 (US$5,054). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.  TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2017 and 2018, the Company recorded an unrecognized tax benefit of RMB106,376 and RMB132,808 (US$19,316), respectively, of which RMB nil and RMB nil (US$ nil), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2017 and 2018, unrecognized tax benefits of RMB463 and RMB16,698 (US$2,429), respectively, if ultimately recognized, will impact the effective tax rate. A roll-forward of unrecognized tax benefits is as follows:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Beginning balance	44,353	106,376	15,472
Additions	72,332	27,786	4,041
Decreases	(10,309)	(1,354)	(197)
Ending balance	106,376	132,808	19,316

During the years ended December 31, 2016, 2017 and 2018, the Company recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and the VIE and its subsidiaries’ tax years 2013 through 2018 remain open to examination by the taxing jurisdictions.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

In accordance with the PRC Company Laws, the Company’s VIE and its subsidiaries must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIE and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the discretionary surplus fund are made at the discretion of the Board of Directors of the VIE and its subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

No appropriations were made to statutory reserves during all periods presented due to losses in the Company’s PRC subsidiaries, the VIE and its subsidiaries.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIE and its subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company’s PRC subsidiaries and the VIE and its subsidiaries, totaling approximately RMB4,402,175 (US$640,270) as of December 31, 2018; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 are disclosed in Note 26.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17.  LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	2016	2017	2017	2017	2018	2018	2018	2018	2018	2018
	Ordinary shares	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss attributable to BEST Inc.	(1,363,480)	(612,133)	(219,898)	(395,862)	(320,514)	(46,615)	(124,319)	(18,081)	(63,155)	(9,186)
Accretion to redemption value of redeemable convertible preferred shares	(3,661,975)	—	—	—	—	—	—	—	—	—
Deemed dividend-Repurchase of redeemable convertible preferred shares	(160,891)	—	—	—	—	—	—	—	—	—
Deemed dividend-Modification of redeemable convertible preferred shares	(423,979)	—	—	—	—	—	—	—	—	—
Net loss attributable to ordinary shareholders—basic	(5,610,325)	(612,133)	(219,898)	(395,862)	(320,514)	(46,615)	(124,319)	(18,081)	(63,155)	(9,186)
Denominator:
Weighted average number of ordinary shares outstanding—basic	60,000,000	73,900,022	26,547,262	47,790,698	242,542,728	242,542,728	94,075,249	94,075,249	47,790,698	47,790,698
Basic loss per share	(93.51)	(8.28)	(8.28)	(8.28)	(1.32)	(0.19)	(1.32)	(0.19)	(1.32)	(0.19)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17.  LOSS PER SHARE (CONTINUED)

	2016	2017	2017	2017	2018	2018	2018	2018	2018	2018
	Ordinary shares	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net loss attributable to ordinary shareholders—basic	(5,610,325)	(612,133)	(219,898)	(395,862)	(320,514)	(46,615)	(124,319)	(18,081)	(63,155)	(9,186)
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 19)	—	(615,760)	—	—	(187,474)	(27,267)	—	—	—	—
Net loss attributable to ordinary shareholders—diluted	(5,610,325)	(1,227,893)	(219,898)	(395,862)	(507,988)	(73,882)	(124,319)	(18,081)	(63,155)	(9,186)
Denominator:
Weighted average number of ordinary shares outstanding—basic	60,000,000	73,900,022	26,547,262	47,790,698	242,542,728	242,542,728	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares (Note 19)	—	74,337,960	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares outstanding - diluted	60,000,000	148,237,982	26,547,262	47,790,698	384,408,675	384,408,675	94,075,249	94,075,249	47,790,698	47,790,698
Diluted loss per share	(93.51)	(8.28)	(8.28)	(8.28)	(1.32)	(0.19)	(1.32)	(0.19)	(1.32)	(0.19)

For the year ended December 31, 2016, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the Preferred Shares do not have contractual rights and obligations to share in the losses of the Company. For the years ended December 31, 2017 and 2018, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 19). The effects of all outstanding Preferred Shares, share options and restricted share units were excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 as their effects would be anti-dilutive.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

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

The grantee can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e. 15 years after its grant date); or 2) 90 days after the grantee terminates their employment if the vested options have not been exercised. The commencement date of exercise is upon the Company’s IPO.

In July 2017, 12,599,520 vested options were exercised pursuant to a conditional one-time waiver of the “exercisable upon the Company’s IPO” condition by the Group (the “early exercise”). The early exercise was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31.

2017 Stock Incentive Plan

In September 2017, the Company’s shareholders and Board of Directors approved the 2017 Equity Incentive Plan (the “2017 Plan”). The 2017 Plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued. In addition, the number of Class A ordinary shares available to be issued under the 2017 Plan will automatically be increased by a maximum of 2% of the Company’s total outstanding shares at the end of the preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the 2017 Plan does not exceed 10% of the Company’s total outstanding shares at the end of the preceding calendar year.

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

The grantee can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e. 10 years after its grant date); or 2) 90 days after the grantee terminates their employment if the vested options have not been exercised.

The restricted Class A ordinary shares (“Restricted Shares”) granted under the 2017 Plan have the same terms as the share options except that Restricted Shares do not require exercise and will become vested with respect to 25% of the Restricted Shares on the first, second, third and fourth anniversary of the vesting period until the Restricted Shares are 100% vested.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date on September 20, 2017, the Company did not recognize any compensation expense until the IPO occurred. Upon the IPO completion date, the Company immediately recognized expenses associated with options that were vested as of the IPO completion date amounting to RMB6,017, RMB13,172, RMB119,654 and RMB24,268 included in cost of revenues, selling expense, general and administrative expenses and research and development expenses, respectively. In addition, the Company recognizes the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee share option activity under the 2008 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2017	17,415,500	0.70	2.73	11.07	144,235
Granted	5,500	0.75	9.55
Exercised	(12,624,363)	0.68	1.22
Forfeited/Expired	(502,381)	0.75	7.46
Outstanding, December 31, 2018	4,294,256	0.75	6.65	12.95	14,430
Vested and expected to vest at December 31, 2018	4,294,256	0.75	6.65	12.95	14,430
Exercisable at December 31, 2018	2,108,210	0.75	5.63	12.60	7,085

The aggregate intrinsic value in the table above represents the difference between the closing share price on the last trading day in 2018 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2017 and 2018 was RMB51,771 and RMB792,192 (US$115,220) respectively.

The total weighted average grant-date fair value of the share option awards granted during the years ended December 31, 2016, 2017 and 2018 were US$5.22, US$8.63 and US$9.55 per option respectively. The total fair value of the equity awards vested during the years ended December 31, 2016, 2017 and 2018 were RMB nil, RMB87,812 and RMB101,966 (US$ 14,830) respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees (continued)

A summary of the employee share option activity under the 2017 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2017	40,000	11.08	5.08	9.83	—
Granted	—	—	—	—	—
Forfeited	(40,000)	11.08	5.08
Outstanding, December 31, 2018	—	—	—	—	—
Vested and expected to vest at December 31, 2018	—	—	—	—	—
Exercisable at December 31, 2018	—	—	—	—	—

Total intrinsic value of options exercised for the year ended December 31, 2018 was RMB nil as no options were exercised.

The total weighted average grant date fair value of the equity awards granted during the years ended December 31, 2017 and 2018 were US$5.08 and US$ nil per option respectively. The total fair value of the equity awards vested during the year ended December 31, 2017 and 2018 were RMB nil and RMB nil, respectively. As of December 31, 2018, the unrecognized compensation cost is RMB nil.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  SHARE-BASED PAYMENTS (CONTINUED)

Options granted to non-employees

Modification of non-employee options

On June 21, 2017 (“Modification Date”), all outstanding options granted to non-employees under the 2008 Plan amounting to 1,500,154 options (except for 50,000 options granted to one external consultant) were modified to be fully vested on the Modification Date, and exercisable upon the Company’s IPO. Therefore, upon the IPO completion date, the Company immediately recognized expenses amounting to RMB117,578 associated with those non-employee options under the 2008 Plan that are vested as of the IPO completion date. In addition, the Company recognizes the remaining compensation expenses for the one external consultant over the remaining service requisite period using the accelerated method.

A summary of the non-employee share option activity under the 2008 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2017	1,666,654	0.63	1.72	9.81	13,907
Granted	171,519	0.75	9.06
Exercised	(263,550)	0.30	2.20
Forfeited	—	—	—
Outstanding, December 31, 2018	1,574,623	0.70	2.47	9.67	4,657
Vested and expected to vest at December 31, 2018	1,574,623	0.70	2.47	9.67	4,657
Exercisable at December 31, 2018	1,572,214	0.70	2.46	9.66	4,649

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2018 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB nil, RMB nil and RMB15,703 (US$2,284), respectively.

The total weighted average grant date fair value of the share options granted during the years ended December 31, 2016, 2017 and 2018 were US$5.17, US$9.05 and US$9.06 per option, respectively. The total fair value of the share options vested during the years ended December 31, 2016, 2017 and 2018 were RMB nil, RMB118,002 and RMB21,199 (US$3,083), respectively.

As of December 31, 2018, there was RMB132 (US$19) of total unrecognized non-employee share-based compensation expenses related to 2,409 unvested non-employee share options which is expected to be recognized over a weighted-average period of 1.17 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  SHARE-BASED PAYMENTS (CONTINUED)

Grant date fair value of employee and non-employee share options

The grant date fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the share options is based on the market yield of U.S. treasury bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. Subsequent to the IPO, the fair value of the ordinary shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the grant date fair value of the share options granted to employees and non-employees are as follows:

	For the year ended December 31,
	2016	2017	2018
Risk-free interest rate	1.49% ~ 2.45%	2.32% ~ 2.41%	2.74% ~ 2.78%
Expected volatility range	37.5% ~ 37.8%	40.5% ~ 44.1%	44.3% ~ 46.9%
Suboptimal exercise factor	2.20	2.20	2.20
Fair market value per ordinary share	US$5.17 ~ $5.53	US$5.08 ~ $11.24	US$8.30 ~ $9.55

Restricted Shares

The following table summarizes the Company’s Restricted Shares activity under the 2017 Plan:

	Number of shares	Weighted- average grant-date fair value
		US$
Outstanding, December 31, 2017	38,500	10.19
Granted	3,377,490	10.41
Vested and issued	(15,500)	9.00
Forfeited	(229,391)	10.10
Outstanding, December 31, 2018	3,171,099	10.44
Vested and expected to vest at December 31, 2018	3,171,099

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2018 was US$10.41, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2018, there was RMB182,495 (US$26,543) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 3.33 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year, the Group granted 6,000 Restricted Shares to non-employees, which were fully vested and issued during the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  SHARE-BASED PAYMENTS (CONTINUED)

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cost of revenue	—	6,799	2,003	291
Selling expenses	—	14,244	6,007	874
General and administrative expenses	—	251,312	91,982	13,378
Rsearch and development expenses	—	26,608	9,115	1,326
Total share-based compensation expenses	—	298,963	109,107	15,869

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

19. SHAREHOLDERS’ EQUITY

Upon the completion of the Company’s IPO on September 20, 2017, all the outstanding Preferred Shares were automatically converted into 264,034,399 ordinary shares and all outstanding ordinary shares, were re-designated into 182,168,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion rights. Holders of Class A, Class B and Class C ordinary shares shall vote together as one class on all resolutions submitted to a vote by the shareholders (except with respect to the modification of the rights of any class of ordinary shares). Each share of Class A, Class B and Class C ordinary shares entitle the holder thereof to one vote per share, fifteen votes per share and thirty votes per share on all matters subject to vote at general meetings of BEST Inc. respectively, Each share of Class B and Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of Class B ordinary share or Class C ordinary share delivering a written notice to the Company that such holders elect to convert a specific number of Class B or Class C ordinary share into Class A ordinary share. In no event shall Class A ordinary shares be convertible into Class B or Class C ordinary shares. In no event shall Class B ordinary shares be convertible into Class C ordinary shares, nor shall Class C ordinary shares be convertible into Class B ordinary shares.

On September 20, 2017, the Company completed its IPO on the New York Stock Exchange. The Company offered 45,000,000 ADSs representing 45,000,000 Class A ordinary shares at US$10.00 per ADS. Additionally, the underwriters exercised their options to purchase an additional 4,750,000 and 2,000,000 ADSs at US$10.00 per ADS, representing 4,750,000 and 2,000,000 Class A ordinary shares, from the Company and selling shareholders, respectively. Net proceeds from the IPO including the over-allotment option after deducting underwriting discount were RMB3,151,007. Deferred IPO costs of RMB30,646 were recorded as a reduction of the proceeds from the IPO in shareholders’ equity.

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

For the years ended December 31, 2016, 2017 and 2018, nil, 730,000 and 12,903,413 Class A ordinary shares were issued pursuant to exercise of share options and vesting of Restricted Shares.

On February 1, 2018 and September 5, 2018, the Company issued and transferred 16,000,000 and 2,000,000 Class A ordinary shares respectively to Citi, its depositary bank to be issued to employees and non-employees upon the exercise of their vested share options and vesting of their Restricted Shares under the 2008 Stock Incentive Plan and 2017 Stock Incentive Plan. As of December 31, 2018, 12,903,413 ordinary shares out of these 18,000,000 ordinary shares had been issued to employees and non-employees upon the exercise of their share options and vesting of their Restricted Shares. Therefore, as of December 31, 2018, 5,096,587 Class A ordinary shares remain available for future issuance.

As of December 31, 2018, the Company had ordinary shares outstanding comprising of 250,648,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, respectively. No Class B or Class C ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2017 and 2018, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

20.  RELATED PARTY TRANSACTIONS

a)                                     Related Parties

Name of Related Parties	Relationship with the Group
Taobao (China) Software Co. Ltd (“Taobao Software “)	Entity controlled by a principal shareholder of the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group

b)                                     The Group had the following related party transactions:

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Rendering of express delivery and supply chain management services:
Cainiao	271,422	489,999	652,352	94,880

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Rental of warehouse as a lessee:
Cainiao	—	8,731	9,076	1,320

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating costs paid on behalf of the Company:
Cainiao	—	19,892	16,433	2,390

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Cainiao	—	—	3,489	507

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	—	—	4,756	692

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

20.  RELATED PARTY TRANSACTIONS (CONTINUED)

c)                                      The Group had the following related party balances at the end of the year:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	164,894	197,488	28,723

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Amounts due to related parties:
Cainiao	12,011	12,429	1,807
Taobao Software	891	—	—
	12,902	12,429	1,807

21.  SEGMENT REPORTING

The Group has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services, (4) Store+ services, and (5) Others. The “Others” category principally relates to finance leasing services, cross logistic services and UCargo transportation services. The operating segments also represented the reporting segments.

The CODM assesses the performance of the operating segments based on the measures of revenue, cost of revenue and gross (loss)/profit. Other than the information provided below, the CODM does not use any other measures by segments. The Group currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenue are derived from the PRC, no geographical information is presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

21.   SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenue:
Express delivery	5,412,729	12,850,067	17,740,176	2,580,202
Freight delivery	1,609,391	3,178,850	4,115,606	598,590
Supply chain management	1,363,468	1,854,356	2,326,487	338,374
Store+	560,226	2,226,034	2,845,141	413,809
Others	125,456	649,784	2,759,499	401,352
Inter-segment*	(227,133)	(769,529)	(1,825,930)	(265,571)
Total revenue	8,844,137	19,989,562	27,960,979	4,066,756
Cost of revenue:
Express delivery	5,696,746	12,508,090	16,953,251	2,465,748
Freight delivery	1,912,750	3,363,457	3,963,172	576,420
Supply chain management	1,297,227	1,746,999	2,224,749	323,576
Store+	569,557	2,072,912	2,590,022	376,703
Others	122,239	573,581	2,609,846	379,586
Inter-segment*	(221,952)	(761,028)	(1,821,198)	(264,881)
Total cost of revenue	9,376,567	19,504,011	26,519,842	3,857,152
Gross (loss)/profit:
Express delivery	(284,017)	341,977	786,925	114,454
Freight delivery	(303,359)	(184,607)	152,434	22,170
Supply chain management	66,241	107,357	101,738	14,798
Store+	(9,331)	153,122	255,119	37,106
Others	3,217	76,203	149,653	21,766
Inter-segment*	(5,181)	(8,501)	(4,732)	(690)
Total gross (loss)/profit	(532,430)	485,551	1,441,137	209,604

(*)                                     The inter-segment eliminations mainly consist of (i) express delivery services provided by the Express delivery services segment to the Supply chain management services segment; and (ii) supply chain management services provided by the Supply chain management services segment to the Store+ services segment, and (iii) services provided by the Others segment to the Express delivery services, Freight delivery services and Supply chain management services segment, for the years ended December 31, 2016, 2017 and 2018, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22.  FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

	Fair value measurements as at December 31, 2018 using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	94,628	94,628

The Group recognized a gain of RMB64,628 (US$9,400) for measuring equity investments at fair value using the measurement alternative resulting from the observable price changes occuring in the year ended December 31, 2018.

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring or non-recurring basis as of December 31, 2017. The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2018.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

23.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2018:

	RMB	US$
2019	1,074,771	156,319
2020	894,950	130,165
2021	745,491	108,427
2022	607,038	88,290
2023	488,503	71,050
	3,810,753	554,251

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. Certain of the Group’s lease arrangements have renewal options and rent escalation clauses but no restrictions or contingent rents. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to approximately RMB772,819, RMB981,737 and RMB1,083,889 (US$157,645), respectively.

Capital expenditure commitments

The Group has commitments for the construction of warehouses, hubs and sortation centers and related equipments of RMB701,755 (US$102,066) at December 31, 2018, which are scheduled to be paid within one year.

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

24.  EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIE and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB220,952, RMB219,646 and RMB221,117 (US$32,160) for the years ended December 31, 2016, 2017 and 2018, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

25.  ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2016	16,795
Foreign currency translation adjustments, net of tax of nil	129,305
Balance as of December 31, 2016	146,100
Foreign currency translation adjustments, net of tax of nil	(133,767)
Balance as of December 31, 2017	12,333
Foreign currency translation adjustments, net of tax of nil	111,590
Balance as of December 31, 2018	123,923
Balance as of December 31, 2018 (US$)	18,024

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

		As at December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
Current assets:
Cash		39,135	5,350	778
Prepayments and other current assets		3,263	5,405	786
Total current assets		42,398	10,755	1,564
Non-current assets:
Other non-current assets		4,724	3,811	554
Investments in subsidiaries		4,491,263	4,322,463	628,676
Total non-current assets:		4,495,987	4,326,274	629,230
Total assets		4,538,385	4,337,029	630,794
Current liabilities:
Accrued liabilities and other payables		49,950	14,401	2,094
Non-current liabilities:
Long-term payable due to subsidiaries		96,618	184,513	26,836
Total liabilities		146,568	198,914	28,930

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets (continued)

		As at December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 1,858,134,053 shares authorized as of December 31, 2017 and 2018; 232,648,452 and 250,648,452 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	19	15,330	16,532	2,404
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 94,075,249 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	19	6,178	6,178	899
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2017 and 2018; 47,790,698 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	19	3,278	3,278	477
Additional paid in capital		19,240,912	19,407,460	2,822,698
Accumulated deficit		(14,886,214)	(15,419,256)	(2,242,638)
Accumulated other comprehensive income		12,333	123,923	18,024
BEST Inc. shareholders’ equity		4,391,817	4,138,115	601,864
Total liabilities and shareholders’ equity		4,538,385	4,337,029	630,794

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(8,419)	(30)	(6,610)	(961)
Operating loss	(8,419)	(30)	(6,610)	(961)
Share of losses of subsidiaries and VIE	(1,658,038)	(1,227,847)	(501,396)	(72,924)
Interest expense	—	(30)	—	—
Interest income	570	14	18	3
Net loss	(1,665,887)	(1,227,893)	(507,988)	(73,882)
Accretion to redemption value of Redeemable Convertible Preferred Shares	(3,661,975)	—	—	—
Deemed dividend—Repurchase of Redeemable Convertible Preferred Shares	(160,891)	—	—	—
Deemed dividend—Modification of Redeemable Convertible Preferred Shares	(423,979)	—	—	—
Net loss attributable to ordinary shareholders	(5,912,732)	(1,227,893)	(507,988)	(73,882)
Other comprehensive income/(loss), net of tax of nil Foreign currency translation adjustments	73,368	(133,767)	111,590	16,230
Comprehensive loss	(1,592,519)	(1,361,660)	(396,398)	(57,652)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash (used in)/generate from operating activities	(8,419)	56,730	3,132	455
Net cash used in investing activities	(6,907,867)	(3,069,955)	(41,166)	(5,987)
Net cash generated from financing activities	6,936,720	3,031,915	4,249	618
Net increase/(decrease) in cash and cash equivalents	20,434	18,690	(33,785)	(4,914)
Cash and cash equivalents at beginning of the year	11	20,445	39,135	5,692
Cash and cash equivalents at end of the year	20,445	39,135	5,350	778

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIE” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.