Form 20-F
period 2019-12-31
BEST Inc.
filed 2020-04-17
CIK 1709505

l

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Ms. Gloria Fan, Chief Financial Officer
Telephone: +86-571-88995656
Email: ir@best-inc.com
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China

* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.01 per share*
American Depositary Shares, each representing one Class A ordinary share	BEST	New York Stock Exchange, Inc.

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

250,648,452 Class A ordinary shares were outstanding as of December 31, 2019 (including 3,039,783 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2019
47,790,698 Class C ordinary shares were outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

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

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes   ◻ No

BEST INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2019

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●             “2008 equity and performance incentive plan” are to our equity and performance incentive plan adopted in 2008, as amended;

●             “2017 equity incentive plan” are to BEST Inc. 2017 Equity Incentive Plan adopted in September 2017;

●             “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

●             “ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

●             “AGVs” are to automated guided vehicles;

●             “Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;

●             “B2B” are to business-to-business, or commercial transactions between businesses;

●             “B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;

●             “Cainiao Network” are to Cainiao Smart Logistics Network Limited, in which Alibaba Group Holding Limited owned an appropriately 63% equity interest as of November 8, 2019 as disclosed in the current report on Form 6-K filed with the SEC by Alibaba Group Holding Limited on November 8, 2019, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;

●             “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●             “Cloud OFC” or “OFC” are to our cloud-based order fulfillment centers through which we take full responsibility for the optimal allocation of our customers’ inventory;

●             “franchisee partners” are to our direct business partners that operate our Cloud OFCs for BEST Supply Chain Management or service stations on our supply chain service network for BEST Express and BEST Freight and provide related services under our brands;

●             “freight” are to full-truckload and less-than-truckload road transportation services;

●             “freight volume” in any given period are to the tonnage of freight cargo collected by us or our franchisee partners using our waybills in that period;

●             “FTL” are to full-truckload freight services;

●             “hubs” are to large logistics facilities located in major cities in the PRC that are connected by line-haul transportation to most of our other hubs;

●             “LTL” are to less-than-truckload freight services;

●             “membership stores” as of any date are to convenience stores that have registered on our B2B platform Dianjia.com as of that date;

●             “New Retail” are to the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery;

●             “orders fulfilled” in any given period are to the number of orders processed by our self-operated or franchised OFCs, as applicable, which were delivered to intended recipients in that period;

●             “ordinary shares” are to, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.01 per share;

●             “parcel volume” in any given period are to the number of parcels collected by us or our franchisee partners using our waybills in that period;

●             “RMB” or “Renminbi” are to the legal currency of the PRC;

●             “Smart Supply Chain” are to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to provide the customization, productivity and efficiency needed in the New Retail era, which can be defined by characteristics including data and information visibility to all participants, timely predictions and real-time responses, flexibility, efficiency and integration of supply chain services;

●             “SMEs” are to small and medium enterprises;

●             “sortation centers” are to generally smaller-scale logistics facilities compared to hubs, primarily connected to nearby hubs and other sortation centers by feeder services;

●             “store orders fulfilled” in any given period are to the number of orders placed through Dianjia.com and fulfilled in that period;

●             “swap bodies” are to standard freight containers that can be conveniently mounted on tractors for road transportation;

●             “US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

●             “U.S. GAAP” are to accounting principles generally accepted in the United States;

●             “variable interest entities” or “VIEs” are to Hangzhou BEST Network Technologies Co., Ltd., or Hangzhou BEST Network, and Hangzhou BEST Information Technology Services Co., Ltd. (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.), or Hangzhou BEST IT, which are PRC entities owned by PRC legal persons, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;

●             “we,” “us,” “our company,” “our” and “BEST” are to BEST Inc., our Cayman Islands holding company, and its subsidiaries and variable interest entities, as the context requires; and

●             “WOWO” are to Sichuan Wowo Supermarket Chain Co., Ltd., which we acquired in May 2017.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, and as of December 31, 2018 and 2019.

Our ADSs are listed on the New York Stock Exchange under the symbol “BEST.” Before February 19, 2019, our ADSs were listed on the same stock exchange under the symbol “BSTI.”

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited financial statements not included in this annual report. The historical results are not necessarily indicative of results to be expected in any future period.

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenue(1)
Express	3,710,292	5,388,833	12,786,279	17,702,869	21,807,598	3,132,465
Freight	675,881	1,604,573	3,178,044	4,102,610	5,224,355	750,432
Supply chain management	828,431	1,241,356	1,600,952	2,074,414	2,190,414	314,633
Store+	9,700	560,226	2,226,034	2,845,002	2,817,202	404,666
Others	32,023	49,149	198,253	1,236,084	3,136,320	450,504
Total revenue	5,256,327	8,844,137	19,989,562	27,960,979	35,175,889	5,052,700

Cost of revenue
Express	(4,035,300)	(5,671,356)	(12,435,550)	(16,915,801)	(20,779,992)	(2,984,859)
Freight	(923,011)	(1,906,930)	(3,362,652)	(3,946,032)	(4,934,937)	(708,859)
Supply chain management	(795,099)	(1,183,245)	(1,502,570)	(1,970,105)	(2,052,006)	(294,752)
Store+	(9,714)	(569,557)	(2,072,912)	(2,589,883)	(2,495,503)	(358,457)
Others	(27,584)	(45,479)	(130,327)	(1,098,021)	(2,954,425)	(424,377)
Total cost of revenue	(5,790,708)	(9,376,567)	(19,504,011)	(26,519,842)	(33,216,863)	(4,771,304)

Gross (loss)/profit	(534,381)	(532,430)	485,551	1,441,137	1,959,026	281,396
Selling expenses	(188,455)	(370,017)	(694,852)	(893,859)	(931,914)	(133,861)
General and administrative expenses	(380,864)	(521,237)	(928,188)	(1,020,671)	(1,109,545)	(159,376)
Research and development expenses	(46,177)	(80,326)	(139,009)	(184,581)	(243,392)	(34,961)
Other operating income	61,877	104,047	—	—	—	—
Total operating expenses	(553,619)	(867,533)	(1,762,049)	(2,099,111)	(2,284,851)	(328,198)

Loss from operations	(1,088,000)	(1,399,963)	(1,276,498)	(657,974)	(325,825)	(46,802)
Interest income	3,727	24,386	75,056	102,821	95,440	13,709
Interest expense	(10,439)	(21,379)	(47,154)	(75,060)	(79,486)	(11,417)
Foreign exchange gain/(loss)	5,808	(1,864)	(6,320)	(6,533)	(6,420)	(922)
Other income	31,247	44,409	56,035	171,370	152,305	21,877
Other expense	(1,774)	(8,542)	(18,507)	(30,672)	(36,437)	(5,234)
Loss before income tax and share of net (loss)/income of equity investees	(1,059,431)	(1,362,953)	(1,217,388)	(496,048)	(200,423)	(28,789)
Income tax expense	—	(570)	(9,856)	(11,887)	(18,290)	(2,627)
Loss before share of net (loss)/income of equity investees	(1,059,431)	(1,363,523)	(1,227,244)	(507,935)	(218,713)	(31,416)
Share of net (loss)/income of equity investees	(12)	43	(816)	(456)	(355)	(51)

Net loss	(1,059,443)	(1,363,480)	(1,228,060)	(508,391)	(219,068)	(31,467)
Net loss attributable to non-controlling interests	—	—	(167)	(403)	(16,652)	(2,392)
Net loss attributable to BEST Inc.	(1,059,443)	(1,363,480)	(1,227,893)	(507,988)	(202,416)	(29,075)
Accretion to redemption value of redeemable convertible preferred shares	(3,996,288)	(3,661,975)	—	—	—	—
Deemed dividend-Repurchase of redeemable convertible preferred shares	—	(160,891)	—	—	—	—
Deemed dividend-Modification of redeemable convertible preferred shares	—	(423,979)	—	—	—	—
Deemed dividend-Extinguishment loss of Series D redeemable convertible preferred shares	(296,677)	—	—	—	—	—
Net loss attributable to ordinary shareholders	(5,352,408)	(5,610,325)	(1,227,893)	(507,988)	(202,416)	(29,075)
Net loss per ordinary share:
Basic	(89.21)	(93.51)	(8.28)	(1.32)	(0.52)	(0.07)
Diluted	(89.21)	(93.51)	(8.28)	(1.32)	(0.52)	(0.07)
Shares used in net loss per share computation:
Ordinary shares:
Basic	60,000,000	60,000,000	—	—	—
Diluted	60,000,000	60,000,000	—	—	—
Class A ordinary shares:
Basic	—	—	73,900,022	242,542,728	246,614,615
Diluted	—	—	148,237,982	384,408,675	388,480,562
Class B ordinary shares:
Basic	—	—	26,547,262	94,075,249	94,075,249
Diluted	—	—	26,547,262	94,075,249	94,075,249
Class C ordinary shares:
Basic	—	—	47,790,698	47,790,698	47,790,698
Diluted	—	—	47,790,698	47,790,698	47,790,698
(1)	On January 1, 2018, we adopted ASC 606, Revenues from Contracts with Customers ("ASC 606") and elected to apply the modified retrospective approach to contracts that had not been completed as of this date. The cumulative effect of initially applying ASC 606 resulted in an increase to opening accumulated deficit of RMB25.0 million, which has been recognized on the day of initial application and prior periods were not retrospectively adjusted. The consolidated statement of comprehensive loss data for the years ended December 31, 2018 and 2019 presented above have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive loss for the years ended December 31, 2015, 2016 and 2017 presented above have been prepared in accordance with ASC Topic 605, Revenue Recognition ("ASC 605").

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	291,064	2,927,581	1,240,431	1,630,444	1,994,683	286,518
Restricted cash (current portion)	135,342	374,363	1,652,653	1,278,326	1,786,832	256,662
Short-term investments	—	62,000	2,353,663	1,007,329	1,057,598	151,914
Lease rental receivables (current portion)	—	23,292	193,703	613,439	650,912	93,498
Operating lease right-of-use assets(1)	—	—	—	—	4,378,804	628,976
Property and equipment, net	625,535	947,505	1,307,470	2,064,657	2,939,379	422,215
Intangible assets, net	5,366	13,516	158,556	143,810	121,587	17,465
Long-term investments	10,288	24,081	37,167	214,339	230,855	33,160
Goodwill	239,564	247,203	448,584	469,076	490,986	70,526
Restricted cash (non-current portion)	55,060	78,588	89,745	90,638	175,700	25,238
Lease rental receivables (non-current portion)	—	87,551	749,243	1,431,441	1,077,776	154,813
Other non-current assets	20,843	87,395	62,314	45,531	262,129	37,652
Total assets	2,286,578	6,295,853	10,878,529	12,366,282	19,492,856	2,799,974
Short-term bank loans	338,000	458,000	1,216,384	1,782,900	2,510,500	360,611
Operating lease liabilities (current portion) (1)	—	—	—	—	1,035,252	148,705
Convertible senior notes	—	—	—	—	1,360,208	195,382
Operating lease liabilities (non-current portion) (1)	—	—	—	—	3,482,634	500,249
Total liabilities	2,728,113	3,961,748	6,486,034	8,226,124	15,577,572	2,237,578
Total mezzanine equity	7,585,550	15,842,210	—	—	—	—
Total shareholders’ (deficit)/equity	(8,027,085)	(13,508,105)	4,392,495	4,140,158	3,915,284	562,396
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,286,578	6,295,853	10,878,529	12,366,282	19,492,856	2,799,974
(1)

We adopted Accounting Standards Update ("ASU") No.2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Operating lease right-of-use assets and lease liabilities (including current and non-current) for operating leases are presented on the consolidated balance sheets as of December 31, 2019, while the consolidated balance sheet data for the years ended December 31, 2015, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840 ("ASC 840"), Accounting for Leases.

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments.

The table below sets forth a reconciliation of our net loss to EBITDA for the periods indicated:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,059,443)	(1,363,480)	(1,228,060)	(508,391)	(219,068)	(31,467)
Add:
Depreciation and amortization	147,283	246,311	363,909	461,612	492,778	70,783
Interest expense	10,439	21,379	47,154	75,060	79,486	11,417
Income tax expense	—	570	9,856	11,887	18,290	2,627
Subtract:
Interest income	3,727	24,386	75,056	102,821	95,440	13,709
EBITDA	(905,448)	(1,119,606)	(882,197)	(62,653)	276,046	39,651
Add
Share-based compensation expenses	—	—	298,963	109,107	98,504	14,149
Subtract:
Fair value change of equity investments	—	—	—	(64,628)	(14,155)	(2,033)
Adjusted EBITDA	(905,448)	(1,119,606)	(583,234)	(18,174)	360,395	51,767

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2015	2016	2017	2018	2019
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands)(1)	44,997	88,063	132,245	164,441	198,914
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	8,826	32,602	48,232	82,276	157,990
BEST Express
Parcel volume (in thousands)(1)	1,402,101	2,165,521	3,769,385	5,470,092	7,576,204
BEST Freight
Freight volume (tonnage in thousands)(1)	1,507	2,982	4,316	5,430	6,980
BEST Store+
Number of store orders fulfilled	10,151	687,692	2,403,538	3,091,269	2,919,568
(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “Item 5. Operating and Financial Review and Prospects—Segment Financial Information.”

Currency Translation and Exchange Rate

We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.9618 = US$1.00, which was the noon buying rate on December 31, 2019 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

Our competitors may have a broader service or network coverage, more advanced technology infrastructure, stronger brand recognition and greater capital resources than we do. In addition, our competitors may reduce their rates to gain business, especially during times of reduced economic growth, and such reductions may limit our ability to maintain or increase our rates, maintain our operating margins or achieve growth in our business. For example, due to intense competition in rates for express services, average revenue per parcel for BEST Express in decreased by 11.3% to RMB2.74 from RMB3.09 in 2018. There historically have been and continue to be declines in fee rates for express services across our industry, and we continue to experience a decline in average selling price per parcel for BEST Express. We expect that this trend of intense competition and declining fee rates is likely to continue in the foreseeable future, and there can be no assurance that we will be able to maintain, or prevent further decreases, in these rates going forward. To the extent positive effects of economies of scale, network optimization, as well as increased operational efficiency are unable to offset further decreases in rates for express services, even if we continue to grow our parcel volume, BEST Express may not be able to achieve desired growth in revenue, or maintain its operating margins, and our results of operations and business may be materially and adversely affected.

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

The future development and landscape of the retail industry in China and elsewhere are affected by a number of factors, many of which are beyond our control. These factors include the consumption power and disposable income of consumers, as well as changes in demographics and consumer preferences. The development of the retail industry is also subject to the selection, price and popularity of products offered through online and offline retail channels of original brand manufacturers and changes in the availability, reliability and security of such channels. Further, the emergence of alternative channels or business models that better suit the needs of consumers and the development of online-to-offline supply chain integration by retailers can also affect the development of the retail industry. Another important factor is the development of fulfillment, payment and other ancillary services associated with the retail industry. Macroeconomic conditions, particularly as retail spending tends to decline during recessions and other economic factors affecting consumer confidence, including inflation and deflation, fluctuation of currency exchange rates, volatility of stock and property markets, interest rates, tax rates and changes in unemployment rates, can also impact the development of the retail industry in China and elsewhere. Finally, other factors, such as changes in government policies, laws and regulations, in particular those that govern the retail industry, as well as changes in domestic and international politics, including military conflicts, economic disputes, political turmoil and social instability, can also influence the development of the retail industry in China and elsewhere. It is difficult to predict how market forces, or China or U.S. government policy, in particular, the outbreak of a trade war between China and the U.S. and the imposition in 2018 and 2019 of additional tariffs on bilateral imports, may continue to impact China’s economy, the retail industry, e-commerce in China and the U.S., as well as related demand for integrated supply chain solutions going forward. If New Retail, the e-commerce industry in China and their respective demand for integrated supply chain solutions fail to develop as we expect, our business and growth could be harmed.

We have a history of net losses and negative cash flows from operating activities, which may occur again in the future.

We incurred net losses of RMB1,228.1 million, RMB508.4 million and RMB219.1 million (US$31.5 million) in 2017, 2018 and 2019, respectively. In addition, net cash used in operating activities was RMB623.4 million in 2016, although we generated net cash from operating activities in the amounts of RMB25.6 million, RMB637.2 million and RMB852.8 million (US$122.5 million) in 2017, 2018 and 2019, respectively. We expect our costs and expenses to increase in absolute amounts due to (i) the continued expansion of our operations, which will cause us to incur increased costs and expenses associated with third-party transportation, labor, leasing property for the operation of our Cloud OFCs, hubs and sortation centers; (ii) the continued investment in our technology infrastructure and network; and (iii) the launch of new and additional value-added services, which may incur start-up costs, have different revenue and cost structures, and take time to achieve profitability.

Our ability to achieve and maintain profitability depends on our ability to enhance our market position, maintain competitive pricing, leverage technology and business model innovation to expand and enhance our service offerings, and increase our operational efficiency. Our ability to achieve and maintain profitability are also affected by many factors which may be beyond our control, such as the overall demand for supply chain services and general economic conditions, including levels of consumption, as well as global pandemics such as the outbreak of novel coronavirus, later named COVID-19, that started in late 2019. Like other companies, our operations in China have been adversely impacted by the COVID-19 outbreak in the first quarter of 2020, and as of the date of this annual report we are unable to reasonably estimate the magnitude of the outbreak’s impact on our operations, financial position and business prospects. As of the date of this annual report, in China, where we conduct most of our operations, travel restrictions have been mostly eased, and our operations have fully recovered. However, as the COVID-19 outbreak has further spread outside China and it is uncertain as to whether the outbreak will continue to be contained in China, we are uncertain as to the extent the COVID-19 outbreak may have on our operations. As the outbreak continues to evolve, we cannot assure you that our operations will not be adversely impacted again or that we will be able to maintain our financial position or to achieve profitability. If we are unable to achieve profitability, we may have to cut down the scale of our operation, which may impact our business growth and adversely affect our financial condition and results of operations.

Our historical growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced significant growth in recent years. Our total revenue increased from RMB20.0 billion in 2017 to RMB28.0 billion in 2018 and further to RMB35.2 billion (US$5.1 billion) in 2019. However, our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful.

Our rapid growth has placed, and will continue to place significant demands on our management and our technology infrastructure, as well as our administrative, operational and financial systems. We intend to achieve growth by continuing innovation, expanding market share, growing BEST Store+ and other service lines, broadening value-added services, expanding global reach, enhancing operational efficiency and quality, as well as growing through mergers, acquisitions and strategic alliances. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, our businesses and prospects may be materially and adversely affected.

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

We utilize franchisee partners to conduct certain aspects of our business. As of December 31, 2019, we had approximately 9,807 franchisee partners in China. We also have franchisee partners in certain Southeast Asian countries where we operate local express delivery networks, such as Thailand and Vietnam. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

Further, suspension or termination of a franchisee partner’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A franchisee partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, epidemics, transportation interruptions or labor unrest or shortage. Due to the intense competition in the logistics and supply chain industry in China and Southeast Asian countries, our existing franchisee partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our franchisee partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our franchisee partners, satisfaction, brand, reputation, operations and financial performance of our ecosystem participants may be materially and adversely affected.

Our BEST Store+, BEST UCargo and BEST Global service lines have limited operating histories.

We have a limited history in providing BEST Store+, BEST UCargo and BEST Global services, which were launched or significantly expanded in the last few years. While these service lines have experienced rapid expansion, we cannot assure you that we will be able to continue their expansion or successfully address any future problems or issues, nor can we assure you that they will ultimately become profitable. We expect to continue to adjust our existing operating model and explore new operating models for these service lines which may subject us to further uncertainties and negative effects on our overall business and results of operations. As we intend to grow the scale of these service lines, we may incur significant ramp-up costs to support such growth, which may negatively affect our profitability, particularly if we are unable to achieve economies of scale. We may not be able to recoup all or any of our investments made in these businesses. In addition to organically growing these service lines, we may seek to expand them through strategic acquisitions, which would subject us to additional risks. See “—Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.”

Specifically, with respect to BEST Store+, membership stores may not utilize Dianjia.com to procure merchandise to the extent we expect. We also face risks related to management of the merchandise inventories sold through Dianjia.com, and we depend on our demand forecasts for various kinds of products to make procurement decisions and to manage our inventories. We are also subject to risks that membership and branded stores fail to integrate with our service network as expected. We may also face challenges with the implementation of value-added services and last-mile delivery from convenience stores in our network. This may impact our ability to expand the number of membership stores in the network or retain or increase the activities of existing membership stores. For example, the number of store orders fulfilled in the fiscal year ended December 31, 2019 decreased by 5.6% compared to 2018, and we continue to experience a decline in the number of store orders fulfilled due to ongoing efforts to improve order quality and margins. Fewer orders fulfilled for membership stores was the primary reason our BEST Store+ service revenue remained relatively stable at RMB2,817.2 million (US$404.7 million) in 2019 and RMB2,845.0 million in 2018. There can be no assurance that our efforts to improve the quality and margins of orders fulfilled for membership stores will be successful. We, as well as our membership BEST Store+ operators, compete with numerous other convenience store chains, independent convenience stores, supermarkets, drugstores, motor fuel service stations, mass merchants, fast food operators and other similar retail outlets, who may have more experience than us, and may use promotional pricing or other discounts to encourage their in-store merchandise sales. Such competition may put pressure on us and our membership BEST Store+ operators, and the results of operations of our BEST Store+ service line may be materially and adversely affected.

Macroeconomic and other factors that reduce demand for supply chain services, in China or globally, could have a material adverse impact on our business.

The global logistics and supply chain industry has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in China or globally, reduced overall demand for supply chain services will likely reduce demand for our services and solutions and exert downward pressures on our rates and margins. As we focus on providing integrated supply chain solutions in the New Retail era, if the online and offline retail channel integration trend or any other trend required for the emergence of New Retail does not develop as we expect, our business prospect may be adversely affected. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies. In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For instance, some of our customers may face economic difficulties due to events such as COVID-19 outbreak and may not be able to pay us, and some may go out of business. These customers may not complete their payments as quickly as they have in the past, causing our working capital needs to increase.

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we may grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 29, 2020, we had in aggregate outstanding options with respect to 4,246,560 ordinary shares and restricted share units with respect to 6,815,989 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

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

Our business requires a substantial number of personnel, and labor costs comprised 14.6%, 11.0% and 10.0% of our total cost of revenue in 2017, 2018 and 2019, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in express and freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2019, over 31,600 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our brand name in Chinese, “百世,” means hundreds of generations. We believe that our BEST brand name and our other brands stand for long-term commitment, comprehensive and high-quality service, reliability and efficiency, and are part of our most important and valuable assets. We have registered our major trademarks critical to our business in Chinese with the relevant PRC authorities, including “百世” (BEST), “百世物流” (BEST Logistics), “百世供应链” (BEST Supply Chain), “百世快递” (BEST Express), “百世快运” (BEST Freight), “百世国际” (BEST Global), “百世金融” (BEST Capital), “百世优货” (BEST UCargo) and “店” (Store). We have also used and registered our various trademarks in other jurisdictions. Our brands and reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) such as accidents, customer service mishaps or noncompliance with laws relating to activities by our franchisee partners, service providers, contractors or agents, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond.

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

We rely on our technology infrastructure to process, transmit and store digital information, and to manage or support a variety of business processes and activities. In addition, the provision of service to our customers and the operation of our service network infrastructure involves the storage and transmission of proprietary information and sensitive or confidential data, including business and personal information of our ecosystem participants, who are reliant on the use of our technology infrastructure to manage their business processes and activities. Our technology infrastructures and those of our customers and our franchisee partners are connected through various interfaces. Some of these infrastructures are managed by third parties and are susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, malicious insiders, telecommunication failures, user errors or other catastrophic events. Hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business.

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

Our success depends in part upon our proprietary technology infrastructure, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of patent, copyright, trademark, trade secrets and other intellectual property protections, confidentiality agreements with our key personnel, customers and other relevant persons and other measures to protect our intellectual property, including our brand and our proprietary technology infrastructure. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in China and certain Southeast Asian countries and enforcement of intellectual property rights by regulatory agencies may not be as consistent as in more developed countries. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. There is no guarantee that we would be able to halt any unauthorized use of our intellectual property through litigation.

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

We have in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand our business. We acquired a local express delivery company in Vietnam in July 2019 and a local express delivery company in Malaysia in April 2020. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including supply chain service providers and transport solution providers that are accretive to our core business. We cannot assure you that we will always be able to complete such acquisitions successfully or on terms acceptable to us. Integration of entities or assets we acquire into our business may not be successful and may prevent us from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business.

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

We provide inbound and outbound cross-border supply chain management services and plan to continue to expand our footprint internationally as part of our growth strategy. In addition to China, we currently operate warehouses in the U.S. and Thailand, and have coverage in Vietnam, Australia, France, Japan, Korea, the United Kingdom, Malaysia, Hong Kong, Italy, India, Indonesia, Saudi Arabia, Qatar, New Zealand, Kuwait, Laos, Russia and the United Arab Emirates through partners, and expect to open additional foreign facilities and hire employees to work at these offices in order to reach new customers and expand the reach of our service network. We started to provide local express delivery services in Thailand in late 2018, Vietnam in July 2019 and Malaysia in April 2020. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations as well as developing and managing operations in international markets, our international expansion efforts may not produce the results we expect.

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

Our business expansion requires a substantial amount of capital. In 2017, 2018 and 2019, we incurred capital expenditures of RMB749.7 million, RMB1,077.8 million and RMB1,497.7 million (US$215.1 million), respectively, representing purchases of property and equipment. We have incurred and expect to continue to incur substantial costs to launch and ramp-up new service offerings as well as to expand geographically and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs and expanding our BEST Store+ network. Further, we may encounter development delays and excess development costs.

We have historically funded our operations by issuance of equity or equity-linked securities (including convertible senior notes), redeemable convertible preferred shares, asset backed securities and short-term bank borrowings. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.

Holders of our 1.75% convertible senior notes due 2024 will have the right to require us to repurchase their notes on September 30, 2022, and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. In addition, our ability to repurchase or redeem the notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase notes or pay the tax redemption price at a time when the repurchase or such payment is required by the indenture governing the notes would constitute a default under the indenture governing the notes. A default under the indenture governing the notes or the fundamental change itself would also lead to a default under agreements governing our existing indebtedness and could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase or redeem the notes.

Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operations.

We and our franchisee partners are required to hold a number of licenses and permits in connection with our business operation including, but not limited to, with respect to our China businesses, the courier service operation permit, road transportation operation permit and the value-added telecommunication service license concerning Internet information service, or the ICP license.

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a courier service operation permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update its courier service operation permit to include any additional regions it plans to expand into. All of our PRC subsidiaries, our VIEs and their subsidiaries engaging in express delivery services have obtained courier service operation permits required for our operations. However, some local branches of our VIEs and their subsidiaries have not made timely filings with the relevant postal authority to update their courier service operation permits. While we have not received any government order or penalty resulting from such failure, we cannot assure you that we will not be subject to orders to rectify, fines of up to RMB50,000 or business suspension of such branches.

In addition, an enterprise engaging in road freight transportation is required to obtain a road transportation operation permit from the relevant county-level road transportation administrative bureau, unless such enterprise is engaging in general cargo transportation with a general cargo vehicle weighing 4,500 kilograms or less. If an enterprise engaging in road freight transportation intends to establish a branch, it is required to make a filing with the local road transportation administrative bureau where the branch is to be established. While all of our PRC subsidiaries, the VIEs and their subsidiaries engaging in road freight transportation have obtained their road transportation operation permits, we are in the process of renewing the filings for some of the branches, and if we cannot complete the renewal in a timely manner, these branches may be subject to business suspension and other penalties.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transport. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, and we may fail to fully comply with these regulations. For example, the PRC Postal Law, promulgated by the Standing Committee of the National People’s Congress of China, which became effective on October 1, 2009 and was amended in 2015, indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC laws do not provide a definition for “posting and mail delivery business exclusively operated by postal enterprises.” If the authorities define such term in the future and if the items that we or our franchisee partners deliver fall into the defined category, we may be considered in violation of such regulation, and as a result, it might have an adverse impact on our results of operations.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Express, BEST Freight and Cloud OFC services as of December 31, 2019, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2019, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

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

As of December 31, 2019, lessors of approximately 0.8% of the total gross floor area of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2019, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government-owned or controlled enterprises or entities, to government officials or officials that work for state or government-owned enterprises or entities, as well as bribery to non-government entities or individuals. As a U.S. public company, we are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we continually refine and update our policies and procedures to keep up with business and regulatory developments. We also provide ongoing training to our employees, franchisee partners and other third parties in order to ensure that we comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, franchisee partners and other third parties would always obey our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, franchisee partners and other third parties with respect to our business or any businesses that we may acquire. In addition to the PRC, we also operate warehouses in the U.S. and Thailand, and have coverage in Vietnam, Australia, France, Japan, Korea, the United Kingdom, Malaysia, Hong Kong, Italy, India, Indonesia, Saudi Arabia, Qatar, New Zealand, Kuwait, Laos, Russia and the United Arab Emirates through partners. We also provide local express delivery services in Thailand, Vietnam and Malaysia. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by the U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships and lead to other adverse impacts on our business, results of operations and financial condition.

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

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain life insurance, such as group accident insurance; property loss insurance, such as cargo transportation insurance and all-risk property insurance; and liability insurance, such as non-motor vehicle liability insurance, public liability insurance and logistics liability insurance. Some of our insurance also covers fire or other damages. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our full-time employees. We are not legally required to maintain insurance for the items we ship. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We have in the past raised significant funds in U.S. dollars and have received net proceeds in U.S. dollars from our initial public offering and convertible senior notes offering. We have historically incurred substantial short-term borrowings in Renminbi to fund our working capital requirement in the PRC while holding significant U.S. dollar balances. As such, any appreciation in the value of Renminbi against U.S. dollar and other currencies would have a negative impact on our financial position and results of operations. In addition, while we currently incur only a small portion of our expenses and generate only a small portion of our revenue in currencies other than Renminbi, we may incur more of such expenses and generate more of such revenues in the future as we continue our international expansion. As a result, we may be subject to increased foreign exchange rate risk in the future.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. From December 31, 2015 to December 31, 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018 and 2019, the RMB depreciated approximately 5.7% and 1.5%, respectively, against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

It is difficult to predict how market forces or PRC, U.S. or other government policies may impact the exchange rate between the Renminbi, U.S. dollar and other currencies in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenue and costs are currently denominated in Renminbi, and a large portion of our financial assets are denominated in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has in the past experienced significant natural disasters, including earthquakes in Western and Southwestern China, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. Most recently, beginning in January 2020, the COVID-19 outbreak that resulted in travel restrictions and quarantines in China has negatively affected our operations in the country and caused lower productivity from late January to early March 2020. Our total revenue declined for January and February 2020 on a year-over-year basis. By the end of March 2020, we had fully recovered our services across China, including all hubs and warehouses for express services, freight services and supply chain management services. However, as COVID-19 outbreak has further spread outside China and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in China, we are still in the process of evaluating the magnitude of COVID- 19’s impact on our operations and we are unable to quantify the ensuing financial impact at this time. As a result of the on-going COVID-19, our operations may again slow down or be suspended. Our business could be materially and adversely affected in the event that the slowdown or suspension continues for a prolonged period. If any of our employees are suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any continuing outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our business permises or otherwise disrupt our business operations and adversely affect our results of operations.

Our business could also be affected by other public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases. If a disaster or other disruption were to occur in the future that affects the regions where we have or are developing Cloud OFCs or hubs and sortation centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. In addition, the trading price of our ADSs could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, SEC or other regulatory authorities.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and foreign ownership of Internet information services is subject to restrictions. According to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version), or the Negative List 2019, which was promulgated jointly by the MOFCOM and the NDRC on June 30, 2019 and became effective on July 30, 2019, foreign investment is prohibited in the establishment of any postal enterprise and in domestic express delivery of mail. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products. In addition, according to the Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms promulgated by the Ministry of Transport and the State Taxation Administration in 2019, enterprises that operate an internet platform for road freight transport, such as our entities that operate our BEST UCargo business, must satisfy legal requirements regarding operational internet information service such as obtaining their own ICP licenses. Foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center). Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services and value-added telecommunications business in China, including operation of an internet platform for road freight transport in connection with our BEST UCargo business. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conduct such domestic mail delivery services and value-added telecommunications business (other than those in connection with BEST UCargo) through Hangzhou BEST Network Technologies Ltd., our VIE, and its subsidiaries, and our BEST UCargo business through Hangzhou BEST Information Technology Services Co., Ltd., also our VIE, and its subsidiaries. Our company and Zhejiang BEST Technology Co., Ltd., or Zhejiang BEST, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Network Technologies Ltd. and its shareholders, and our company and BEST Logistics Technology (China) Co., Ltd., or BEST Logistics China, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Information Technology Services Co., Ltd. and its shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs and are also obligated to absorb the expected losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail or value-added telecommunications business, or if the PRC government otherwise finds that we, our VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation: (i) revoking the business licenses and/or operating licenses of these entities; (ii) discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIEs, or imposing other requirements with which such entities may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or (v) restricting or prohibiting our use of the proceeds of our initial public offering and convertible senior notes offering to finance our business and operations in China.

Any of these actions would cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our VIEs without reducing the tax liability of our PRC subsidiaries, which could further result in late payment fees and other penalties to our VIEs for underpaid taxes; or (ii) limiting the ability of our VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.” In 2017, 2018 and 2019, 66%, 66% and 66% of our total revenue, respectively, was attributed to our VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by our VIEs. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of our VIEs to abide by the obligations under such contractual arrangements. Hangzhou BEST Network, one of our VIEs, is 36.285% owned by Wei Chen, a PRC individual who is a relative of Mr. Shao-Ning Johnny Chou, 36.285% owned by Lili He, another PRC individual who is a relative of Mr. Shao-Ning Johnny Chou and 27.43% owned by Hangzhou Ali Venture Capital Co., Ltd., a PRC domestic company and a consolidated entity of Alibaba. Hangzhou BEST IT, another VIE of ours, is 50% owned by Wei Chen and 50% owned by Lili He. The interests of Wei Chen, Lili He and Hangzhou Ali Venture Capital Co., Ltd. in their own capacities as the shareholders of our VIEs, as applicable, may differ from the interests of our company as a whole, as what is in the best interests of our VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company, or that conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements with us.

We currently do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter. We believe that we can, at all times, exercise our option under the exclusive call option agreement to cause these shareholders of our VIEs to transfer all of their equity ownership in our VIEs to a PRC entity or individual designated by us as permitted by then applicable PRC laws.

In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then-existing shareholders of the VIEs as provided under the shareholder voting rights proxy agreement, directly appoint new directors of our VIEs. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets, licenses and permits that are material to our business operations, including courier service operation permits, ICP licenses and road transportation operation permits. The contractual arrangements contain terms that specifically obligate VIE equity holders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIE equity holders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIEs undergo a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 29, 2020, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 9.2% of our Class A ordinary shares and 100% of our Class B ordinary shares, representing approximately 46.2% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.4% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

Under PRC law, legal documents for corporate transactions that our business relies on are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation.

The chops of our PRC subsidiaries and VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our PRC subsidiaries and our VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our PRC subsidiaries and our VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress of China approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist with respect to its interpretation and implementation. The Foreign Investment Law does not specify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under its definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” to foreign investment in a “negative list”. On June 30, 2019, the MOFCOM and the NDRC jointly promulgated the Negative List 2019. If, in the future, our control over our VIEs through contractual arrangements were deemed as foreign investment, and if our VIEs are engaged in any business which is “restricted” or “prohibited” to foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the predecessor of the State Administration for Market Regulation, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, qualified local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and convertible senior notes offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, our VIEs and their subsidiaries. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the filing with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or the SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved. Any medium or long term loan to be provided by us to our VIEs must be filed with the National Development and Reform Commission, or the NDRC, and the SAFE or its local branches in advance. We may not obtain these governmental approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our initial public offering and convertible senior notes offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering and convertible senior notes offering within the business scopes of our PRC subsidiaries. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and convertible senior notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering and convertible senior notes offering, which may adversely affect our business, financial condition and results of operations. Additionally, the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by the SAFE on October 23, 2019. SAFE Circular 28, among other things, allows FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China so long as the equity investment complies with the then-effective Special Administrative Measures for Access of Foreign Investment (Negative List) and is genuine and legitimate. However, since the SAFE Circular 28 is newly promulgated, it remains uncertain how the SAFE and competent banks will implement this circular.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or our VIEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and convertible senior notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from our VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt and interest we may incur outside of China and pay our expenses. When our principal operating subsidiaries or our VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

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

Under the PRC Enterprise Income Tax Law and its implementing rules issued by the State Council, a 10% PRC withholding tax , subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-Chinese company, or real property located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was recently amended on December 29, 2017. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the real properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules related to treatment of situations where a payor has failed to timely withhold tax as stipulated in Bulletin 7. In particular, Bulletin 37 provides that when a payor as the withholding agent fails to or is unable to perform its withholding duty, on the condition that the relevant non-PRC resident enterprise voluntarily makes payment before being ordered to do so in a timely manner or within a time limit prescribed by relevant tax authorities, the tax shall be deemed as having been timely paid. The Bulletin 37 further specifies and clarifies tax withholding methods applicable to income of non-PRC resident enterprises.

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

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from or for our onshore subsidiaries or our VIEs. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and our VIEs.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated the U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the U.S. with major Chinese operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the trading price of our ADSs may be adversely affected.

In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of our initial public offering, delisting of the ADSs representing our Class A ordinary shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges of issuers included for three consecutive years on the SEC's list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the trading price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 29, 2020, we had 392,514,399 ordinary shares outstanding, comprising 250,648,452 Class A ordinary shares (including 2,864,587 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 155,036,855 Class A ordinary shares represented by ADSs (including 2,864,587 ADSs held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Any conversion of our convertible senior notes will dilute the ownership interest of existing ordinary shareholders and holders of our ADSs, including holders who have previously converted their notes.

The conversion of some or all of the US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, the anticipated conversion of the notes into ADSs could depress the trading price of the ADSs. While we entered into the capped call transactions in order to reduce the potential dilution with respect to our ADSs upon such conversion, such strategy with respect to the capped call transactions is subject to risks. Furthermore, if the trading price per share of our ADSs, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution upon conversion of the notes to the extent that such market price exceeds the cap price of the capped call transactions.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

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

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium. The fundamental change repurchase feature of our convertible senior notes may delay or prevent an otherwise beneficial takeover attempt of our company.

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

Furthermore, the indenture governing our 1.75% convertible senior notes due 2024 will require us to repurchase the notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of our company may trigger the requirement that we purchase the notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in a combinatory transaction with us. Such additional costs may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

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

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a corporate governance and nominating committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

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

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our VIEs for U.S. federal income tax purposes. For U.S. federal income tax purposes, we consider ourselves to own the stock of our VIEs. If it is determined, contrary to our view, that we do not own the stock of our VIEs for U.S. federal income tax purposes (for instance, because the relevant Chinese authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2020 or any future taxable year.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our founder established Eight Hundred Logistics Technologies Corporation, or BEST BVI, a British Virgin Islands company, and its wholly owned subsidiary in Hong Kong, BEST Logistics Technologies Limited, or BEST HK, in May 2007. In March 2008, BEST Logistics Technologies Limited was established under the laws of the Cayman Islands, which became our current ultimate holding company. In June 2017, the name of BEST Logistics Technologies Limited was changed to BEST Inc. In December 2017, we established BEST Capital Inc., a Cayman Islands company, and its wholly owned subsidiaries, namely BEST Capital Holding Limited, a British Virgin Islands company, and BEST Capital Management Limited, a Hong Kong company. In March 2018, Xinyuan Financial Leasing (Zhejiang) Co., Ltd., which operates our BEST Capital business, was transferred from BEST Logistics Technologies Limited to BEST Capital Management Limited. We conduct our businesses mainly through our wholly-foreign owned enterprises and the VIEs in China. See “—C. Organizational Structure — Contractual Arrangements with Our Affiliated Consolidated Entities.”

We have a track record of successful organic growth and strategic acquisitions, as evidenced by the following corporate milestones:

●            In 2007, BEST was founded in Hangzhou;

●            In 2008, we launched BEST Supply Chain Management;

●            In 2010, we launched BEST Express through the acquisition of Huitong Express;

●            In 2012, we launched BEST Freight through the acquisition of Quanjitong;

●            In 2013, we launched BEST Capital;

●            In 2015, we launched BEST Global and BEST Store+; and

●            In 2016, we launched BEST UCargo.

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

Principal Offices

Our principal executive offices are located at 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. Our telephone number at this address is +86-57188995656. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

Issuance of Convertible Senior Notes

On September 17, 2019, we completed our offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers' option to purchase additional notes), raising US$194.5 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Share Repurchase Program

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. We did not repurchase any ADS in 2019, being the period covered by this annual report. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

B.Business Overview

We are a leading integrated Smart Supply Chain service provider in China. Our multi-sided platform combines integrated logistics and supply chain services, last-mile services, value-added services and proprietary technology infrastructure. Our integrated logistics and supply chain services encompass B2B and B2C supply chain management, express and less-than-truckload delivery, cross-border supply chain management and a real-time bidding platform to source truckload capacity. Our last-mile services include online merchandise sourcing and store management for convenience stores as well as B2C services. In addition, we provide value-added services to support our ecosystem participants and help them grow. BEST Cloud, our proprietary technology platform that seamlessly connects our systems with those of our ecosystem participants, is the backbone that powers our integrated services and solutions.

We believe we are well positioned to transform the logistics and supply chain industry in China and capture growth opportunities in the New Retail era, which is the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery.

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Express: We have one of the most extensive express service networks covering 100% of China's provinces and cities, and 100% of China's districts and counties as of December 31, 2019. All service stations in our express service networks are franchised while all critical nodes in our network including 100% of hubs and sorting centers are self-operated.

BEST Freight: We achieved a 64% CAGR in freight volume between 2012 and 2019. Our nationwide freight network covers 100% of China's provinces and 98.8% of China's cities as of December 31, 2019.

BEST Supply Chain Management: We offer integrated services and solutions across the supply chain, including warehouse management, order fulfillment, express delivery, freight and other services. As of December 31, 2019, we served over 890 corporate customers, including multinationals and large Chinese corporates such as 3M, Li Ning, Hotwind and Cainiao Network, and numerous small and medium enterprises, or SMEs.

BEST Global: We offer door-to-door integrated cross-border supply chain services to and from China, including international express, LTL, fulfillment and freight forwarding through our own network and global transportation and warehouse partners. We operate warehouses in the U.S. and Thailand, and have coverage in Vietnam, Australia, France, Japan, Korea, the United Kingdom, Malaysia, Hong Kong, Italy, India, Indonesia, Saudi Arabia, Qatar, New Zealand, Kuwait, Laos, Russia and the United Arab Emirates through partners.We also provide local express delivery services in Thailand, Vietnam and Malaysia.

BEST UCargo: We have built a real-time bidding platform to source truckload capacity from independent transportation service providers and agents. As of December 31, 2019, over 5,100 transportation service providers and agents were registered on our BEST UCargo platform, providing access to over 327,000 trucks covering 30 provinces in China.

Our Last-mile Services

BEST Store+ was created in 2015 to address pain points in the traditional retail industry such as high channel costs and inefficient supply chain management. It offers online merchandise sourcing and store management services for convenience stores. It streamlines their supply chain by enabling merchandise procurement directly through us, and outsourcing logistics needs to BEST Supply Chain Management, rather than through multiple layers of distributors. We also started to leverage our BEST Store+ network to provide last-mile B2C services, such as parcel pick-up and drop-off and bill payment. As of December 31, 2019, we had 414,136 membership stores.

Our Value-Added Services

BEST Capital utilizes data insights and close relationships with our ecosystem participants to provide various value-added services, including customized financial services, such as fleet and equipment lease services, to support their operations and growth, and centralized sourcing of products and services, such as bulk procurement of trucks and accessories, to help them obtain group discounts and reduce costs.

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

Our Asset-Light Business Model

We operate an asset-light business model. We lease premises for our network facilities and outsource all of our transportation needs to third-party service providers. In addition, we franchise almost all of our service stations in our express and freight network and the majority of our Cloud OFCs. Our franchisee partners are responsible for investing in their own operations and have strong local expertise and proximity to customers, which allows us to expand our network rapidly while optimizing our level of capital investment. As of December 31, 2019, we had approximately 9,807 franchisee partners in China who operate over 60,100 service stations in our express and freight network and 293 franchised Cloud OFCs in China.

We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. We self-operate all critical nodes in our network including 100% of hubs and sortation centers. This model ensures consistent service quality and mitigates risk of service disruption. For BEST Supply Chain Management, we self-operate large-scale Cloud OFCs for key account customers in tier 1 and tier 2 cities, and franchise Cloud OFCs in lower-tier cities in China.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 870 professionals including software engineers and other technology specialists.

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

Fundamental System Architecture

The system architecture of BEST Cloud differs from traditional information systems. While traditional information systems focus on monitoring, controlling and coordinating business processes individually, BEST Cloud focuses on connecting all endpoints in our ecosystem, including those of our own service lines, facilities, equipment and employees and those of our customers and business partners. We believe this offers the following advantages:

●            We are able to weave together services from different networks to create new solutions for our customers.

●            We are able to rapidly develop and launch new applications which can be deployed across the network.

●            Our network users benefit from technology improvements instantly as they all have access to our centrally hosted systems.

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

Machine Learning and Artificial Intelligence

We have deployed AI and machine learning technology to produce valuable insights using the massive amount of data collected by BEST Cloud. The following examples illustrate the role AI and machine learning play in our business:

●            Sorting operations.   Our internally developed, patented smart sorting technology is able to learn to recognize nonstandard addresses and maps express parcels to appropriate service stations at an accuracy rate of over 99.9% and at a rate of two milliseconds per address. Traditionally, mapping of these non-standard addresses required manual processing and extensive local knowledge.

●            Station monitoring.   Using machine learning technology, we are able to generate a station performance index for BEST Express and BEST Freight franchisee partners using operating data in our system. With this index, we are able to identify at-risk service stations, address related issues and maintain the stability and service quality of our network.

●            Inventory planning.   Based on predicted order volume and inventory operational cost, our AI technology calculates estimated replacement volumes of goods needed at our Cloud OFCs to increase operational efficiency.

●            Shipment planning.   Based on the dimensions, weights, destinations and shipping times entered into our system, AI-powered planning technology can automatically assign vehicles and routes to reduce delivery costs.

●            Performance tracking.   By applying machine learning technology to data from the thousands of routes in our network, we are able to evaluate driver performance and estimate vehicle arrival times to optimize transportation resource allocation.

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

Asset-Light Business Model

We are an asset-light company. We lease facilities used in our operations and outsource all of our transportation needs to third-party service providers. We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. For BEST Supply Chain Management, we operate large scale Cloud OFCs in tier 1 and tier 2 cities and franchise the rest. For BEST Express and BEST Freight, we directly operate all of the hubs and sortation centers at provincial, city and district levels, as well as certain strategic service stations at street levels and franchise the majority of service stations. As of December 31, 2019, our franchisee partners operated 73.1% of our Cloud OFCs, 100% of our service stations for BEST Express, and 99.1% of our service stations for BEST Freight.

Our asset-light business model allows us to optimize levels of self-operated and franchised operations to ensure the right balance of scalability and control, and helps us expand our network in a cost-effective manner. By directly operating the critical parts of the network and providing key services, we are able to achieve standardization, ensure technology integration and data visibility. Direct operation of the hubs and sortation centers also gives us the flexibility to dynamically reconfigure and optimize our network, including consolidating sortation centers and route optimization to improve operating efficiency and reduce costs. For instance, when volume generated by a service station reaches critical mass, we may route its feeder service directly to hubs and bypass sortation centers with which it was previously connected. We spent approximately RMB650 million from 2010 to 2016 to buy back the operational rights of 247 former franchisee partners in 191 cities in order to expand our network and achieve synergies. Our franchisee partners are responsible for investing in their own operations, thus allowing us to optimize the level of our capital investment. We train and provide our franchisee partners with best business practices. Through BEST Cloud, we connect their systems to ours for performance monitoring and data transparency. As a result, we can achieve scalability and growth while capitalizing on the franchisee partners’ strong local expertise and proximity to customers. Our flat franchise network minimizes the number of tiers of franchisees, which ensures consistent service quality and mitigates risk of service disruption.

Relationship with Our Franchisee Partners

As of December 31, 2019, we had approximately 9,807 franchisee partners in China. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

We carefully evaluate potential franchisee partners before they are allowed to join our network. Once approved, we enter into agreements to govern our relationships with franchisee partners. Pursuant to these agreements:

●            We grant franchisee partners the right to provide service under our brand name in a specific geographic region during the term of the agreements. We support franchisee partners with technology infrastructure, facilitating their integration into our broader ecosystem. Franchisee partners are not allowed to provide similar services under their own names or the brand names of other parties and are not allowed to assign their rights under the agreement to any third party without our consent.

●            Franchisee partners are required to provide services that meet our quality standards as stipulated in our comprehensive operating manual which covers every aspect of their operations. We also regularly provide training to the franchisee partners’ employees. We have the right to inspect their service quality, demand correction, impose fines on them, or unilaterally terminate the contract if their service quality cannot satisfy our standards within a remedial period.

●            Our franchisee partners are required to pay a one-off fee as well as a performance deposit. The performance deposit may be forfeited if they breach the agreement such as when their service quality does not meet our standards. We also provide them with guidelines on the various fees they will pay us for use of our network.

As of December 31, 2019, we had a team of 363 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

Our Service Offerings

Through our leading proprietary technology infrastructure and extensive supply chain service network, we offer comprehensive services and solutions that include the following major categories:

Service Line	Description
● BEST Express	Express delivery of parcels under 15 kg
● BEST Freight	Door-to-door, LTL and FTL freight services
● BEST Supply Chain Management	Integrated, customizable supply chain management services
● BEST Store+	Online merchandise sourcing and store management services for convenience stores and last-mile B2C services
● BEST Global	International supply chain, cross-border logistics services and local express delivery services in Thailand, Vietnam and Malaysia
● BEST Capital	Financial services to support our ecosystem participants
● BEST UCargo	Real-time truckload capacity bidding platform with value-added services
● BEST Cloud	Proprietary technology powering our services and solutions

BEST Express

Our total parcel volume increased from 3,769.4 million pieces in 2017 to 7,576.2 million pieces in 2019, representing a CAGR of 41.8%. We have one of the most extensive express service networks, covering 100% of China’s provinces and cities and 100% of China’s districts and counties as of December 31, 2019. Our market share in China’s express delivery market, as measured by parcel volume, also increased steadily from 9.4% in 2017, to 10.8% in 2018 and further to 11.9% in 2019. Our peak daily parcel volume, which has historically occurred during the Singles’ Day promotion, increased from 37.6 million in 2017 to 65.2 million in 2019.

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

Express delivery service process

Senders either drop off parcels at our service stations or request pick up service. A waybill carrying a unique tracking number and corresponding barcode is assigned to each parcel, allowing us to track its status throughout the entire delivery process. The pickup service station may perform preliminary sorting of the parcels before sending them to our sortation centers and/or hubs covering its region. Service stations typically make deliveries to sortation centers on a daily basis. Upon receipt of parcels sent from service stations, the sortation center and/or hub further sorts, packs and dispatches the parcels to the destination sortation center and/or hub. The destination sortation center and/or hub unloads and sorts the parcels, which are then delivered to the recipients by our service stations performing the last-mile delivery. Once the recipient signs on the waybill to confirm receipt, a full cycle is completed.

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

Prior to 2017, we were not responsible for last-mile delivery of parcels unless we directly operated the destination service stations and, therefore, pick-up service stations were directly liable to destination service stations for their delivery service charges. In the event of loss or damage, the pick-up service station was responsible for working with the delivery service station to resolve the issue. Starting in 2017, in order to enhance the parcel delivery experience and our control over service quality throughout our network, we revised our arrangements with franchisee partners and the scope of our service. As a result, we became the principal that is directly responsible for last-mile delivery of all parcels processed through our network, and we are liable to senders for damage to or loss of parcels in connection with last-mile delivery. In consideration of such expanded service scope and increased responsibilities, we increased the fee that we charge to pick-up franchised service stations. We provide the last-mile delivery service through franchised service stations under our supervision and are responsible for paying service fees to the destination franchised service stations for the provision of last-mile delivery services.

We determine and periodically evaluate and adjust our fee levels based on prevailing market conditions, our operating costs and service quality.

Express delivery service capacity

The maximum capacity of our express delivery service has been continuously increasing as we expand our network, increase line-haul connections within our network and utilize technology to optimize our operations and increase efficiency. Our network has been designed to ensure performance under extreme volumes and periodic fluctuations. During the Singles’ Day promotion period in 2017, 2018 and 2019, our network processed 37.6 million, 50.0 million and 65.2 million parcels, respectively.

BEST Freight

Our total freight volume increased from 4,316 thousand tonnes in 2017 to 6,980 thousand tonnes in 2019, representing a CAGR of 27.2%. Our nationwide freight network covers 98.8% of China’s cities as of December 31, 2019.

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

Freight service pricing

Substantially all of our endpoint service stations for freight services are operated by franchisee partners and we derive the vast majority of our freight service revenue from franchisee partners that operate our service stations. The components of our freight service revenue are similar to that of our express service revenue. As with our express service revenue, starting in 2017, in order to enhance the freight delivery experience and our control over service quality throughout our network, we revised our arrangements with franchisee partners and the scope of our service. As a result, we became the principal that is directly responsible for last-mile delivery of all goods sent through our network, and we are liable to senders for damage to or loss of goods in connection with last-mile delivery. In consideration of such expanded service scope and increased responsibilities, we increased the fee that we charge to pick-up franchised service stations. We provide the last-mile delivery service mainly through destination franchised service stations under our supervision and are responsible for paying service fees to them for the provision of last-mile delivery services.

We determine and periodically evaluate and adjust our fee levels based on prevailing market conditions, our operating costs and service quality.

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2017	2018	2019
Number of Cloud OFCs:
Self-Operated	99	115	108
Franchised	228	237	293
Total	327	352	401
GFA of Cloud OFCs (‘000 sq m)	2,384	2,809	3,253
Number of total orders fulfilled (‘000)(1)	180,477	246,717	356,905
Number of orders fulfilled during Singles’ Day promotion period (‘000)(1)	14,420	21,488	28,524
(1)	Includes orders fulfilled by franchised Cloud OFCs.

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

BEST Supply Chain Management services include the following categories:

●            Cloud OFCs.   We offer warehouse management, in-warehouse processing and order fulfillment services to our customers to optimize their inventory management and delivery process. We also provide and arrange transportation services and coordinate shipments from merchants to our Cloud OFCs and from our Cloud OFCs to customers or consumers or other locations designated by our customers as part of our order fulfillment services.

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

●            Transportation Services.   We provide and arrange transportation services and coordinate shipments to and from locations designated by our customers, such as their factories, warehouses, distributors, customers or consumers and our Cloud OFCs. Transportation from our Cloud OFCs is considered part of our order fulfillment services.

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

●            Value-Added Services.   We also offer a full suite of SaaS-based solutions such as OMS and ERP to allow our customers to improve their supply chain operations.

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

●            We are able to serve the entire supply chain of our customers, most of which are well-known brands, as a one-stop supply chain solutions provider. We normally enter into annual service contracts with these customers. Our contracts specify the details of our services based on our customers’ expected sales volume and, when services are provided at our Cloud OFCs rather than on our customers’ premises, the floor area of the Cloud OFCs to be used. Our contracts also typically specify the unit price for each service we provide and hence, the amount of revenue we generate depends on the unit price and the volume we fulfill in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services.

●            For franchised Cloud OFCs, we charge a service system usage fee for each order processed through our network for their usage of our technology infrastructure plus other fees such as for training. When franchised Cloud OFCs use our freight and express services, we charge them our normal rates for such services, and such revenue is recognized by BEST Freight and BEST Express.

●            For small and medium customers, most of whom are online sellers, we offer a full range of standardized services, and we charge different prices for different services.

BEST Store+

BEST Store+ was created in 2015 to address pain points in the traditional retail industry such as high channel costs and inefficient supply chain management. As of December 31, 2019, we had 414,136 membership stores across China and help them tackle the challenges they face by leveraging the strengths of our technology infrastructure and ecosystem. We offer smart supply chain solutions to businesses. Our online and mobile S2B platform allows convenience stores to source merchandise from BEST directly at competitive prices instead of through multiple layers of distributors. Leveraging our brand and capabilities in branded stores, we authorize certain membership stores to use our brand name, and empower the stores with our data and technological advantages and customer service integration. We also leverage our BEST Store+ network to provide B2C services. We provide last-mile and value-added services such as online-to-offline, parcel pick-up and drop-off, and others.

Convenience store network

Convenience stores in our network fall into two categories: membership stores and branded stores. Membership stores are stores registered on our website, owned and operated by third parties. We have experienced rapid growth in our membership stores primarily through organic growth, from 363,755 as of December 31, 2017 to 414,136 as of December 31, 2019. We authorize certain membership stores to use our brand name. In 2017 and 2018, we acquired WOWO and another convenience store chain in China, which in aggregate had 346 convenience stores (under the WOWO brand) as of December 31, 2019. We acquired these stores in order to further accumulate first-hand experience and know-how in convenience store operations and explore new services and products to integrate traditional convenience stores into our store service network.

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

We operate Cloud OFCs in the U.S., and Thailand, occupying approximately 1,330,000 square feet of space. We also offer coverage through our partners in Vietnam, Australia, France, Japan, Korea, the United Kingdom, Malaysia, Hong Kong, Italy, India, Indonesia, Saudi Arabia, Qatar, New Zealand, Kuwait, Laos, Russia, and the United Arab Emirates. We also manage eight bonded Cloud OFCs in China, including one of the largest cross-border bonded warehouses that fulfills orders generated on Tmall Global. In addition, our Urumqi Frontier Cloud OFC facilitates shipments to destinations in Central Asia, Russia and other destinations using land transport links across Eurasia. We contract with third-party transportation service providers for transportation services, including transportation within China, international air and sea freight providers, and local fulfillment companies. In China, we may also provide transportation services through our other service lines, such as BEST Express and BEST Freight. Pricing of services is primarily determined by prevailing market rates.

To further expand our footprint and capture growth opportunities in Southeast Asia, BEST Global launched its express delivery services in Thailand’s Greater Bangkok area in the fourth quarter of 2018. The service has been expanded nationwide to provide flexible, fast and high-quality delivery services across Thailand with operation centers in Bangkok, Khon Kaen, Phitsanulok and Suratthani. Starting in July 2019, we started to operate a local express network in Vietnam after acquiring a local express delivery company. Commencing in April 2020, we further expanded our local express delivery services to Malaysia through a strategic acquisition of a local express delivery company.

As of December 31, 2019, BEST Global had four hubs and eight sortation centers in Thailand and four hubs in Vietnam. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network.

BEST Capital

Through BEST Capital we provide certain financial services and support to participants in our ecosystem to help them grow their businesses, and improve the overall efficiency of our network.

We offer financing lease related services to help our franchisee partners and transportation service providers acquire trucks and other logistics equipment to grow their businesses and provide better services. As of December 31, 2019, we provided financing lease related services for the purchase of over 10,600 trucks through BEST Capital. We normally require installation of vehicle monitoring devices and truck management systems on these trucks to help us monitor and manage the fleets. BEST Capital also provides support to certain franchisee partners and transportation service providers to satisfy their short-term capital needs from time to time. We are able to take as collateral certain operating assets which we are able to monitor and repossess for rapid utilization and/or monetization in the event of a default. In addition, as most of the parties to which we provide financial services are our ecosystem participants, we have substantial knowledge about their business and operations and can monitor their financial position and their usage of collateralized assets.

BEST Capital also offers centralized sourcing of products and services used by our franchisee partners and transportation service providers such as bulk procurement of trucks and accessories to obtain group discounts and reduce costs.

BEST UCargo

BEST UCargo is a real-time bidding platform, powered by BEST Cloud, to source truckload capacity from independent transportation service providers and agents. As of December 31, 2019, over 5,100 transportation service providers and agents with access to over 327,000 trucks covering 30 provinces in China were registered on the BEST UCargo platform. When we or our ecosystem participants have temporary or long-term truckload transportation needs, we post these jobs on the BEST UCargo platform. Registered transportation service providers that have corresponding transportation capacity will bid on these jobs. The transportation service providers for each posted job on the BEST UCargo platform are selected and assigned by us based on bid price and service quality.

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

BEST Cloud

Our proprietary BEST Cloud service platform powers the technology solutions and applications for our ecosystem. Our franchisee partners use BEST Cloud to run their operations, including to manage franchised Cloud OFCs, BEST Express and BEST Freight operations. Convenience store operators use our B2B platform Dianjia.com for store management and merchandise sourcing. As of December 31, 2019, BEST Cloud had over 1.5 million users of its SaaS, OMS and ERP solutions and over 46 million subscribers on public accounts on popular online platforms. Our best-in-class technology and big data analytics capabilities drive operational excellence and enhance value creation across our ecosystem.

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

Order Fulfillment Centers (Cloud OFCs)

Cloud OFCs are warehouses with direct order fulfillment functions, which allow us to manage inventory for our customers and dispatch products from the Cloud OFCs directly to their customers whether consumers or businesses. As of December 31, 2019, we had 401 Cloud OFCs with an aggregate gross floor area of approximately 3.3 million square meters. Among these Cloud OFCs, 108 were directly operated by us and 293 were operated by our franchisee partners.

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

As of December 31, 2019, BEST Express had 59 hubs and 29 sortation centers, and BEST Freight had 56 hubs and 42 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. Over 41% of BEST Freight hubs and sortation centers are adjacent to BEST Express hubs and sortation centers, allowing them to share resources between the two facilities, thus increasing operating efficiency and reducing costs.

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

As of December 31, 2019, we had over 60,100 service stations, of which over 42,400 were BEST Express service stations and over 17,700 were BEST Freight service stations. BEST Express service stations cover 100% of China’s provinces and cities, and 100% of China’s districts and counties. BEST Freight service stations cover 100% of China’s provinces, 98.8% of China’s cities and 96.2% of China’s districts and counties. As of December 31, 2019, all of our BEST Express service stations and substantially all of our BEST Freight service stations were operated by franchisee partners.

Convenience Stores

As of December 31, 2019, we had 414,136 membership stores in 37 cities in China. In May 2017, we acquired WOWO to gather first-hand experience and know-how in convenience store operations. We had 3,614 branded stores as of December 31, 2019, including franchised BEST-Neighbor, self-operated WOWO and franchised WOWO.

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

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2019, our network had over 4,000 BEST Express line-haul routes and over 2,100 BEST Freight line-haul routes.

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

We have taken various measures to enhance our control over the trucks used in our network and increase their utilization to reduce transportation costs across our network. For example,

●            While we continue to rely on independent transportation service providers to provide trucks and drivers, we started to provide financing to them through BEST Capital for truck purchases, install data collection equipment and truck management system on these trucks, and hire these trucks together with their drivers for our use and management on a time charter basis.

●            We use swap bodies, which are standard freight containers that can be conveniently mounted on tractors for road transportation. This allows us to increase the utilization rate of tractors and their drivers by reducing the waiting time during loading and unloading. This also allows us to better match swap bodies to freight volume and thereby minimize empty containers and save on fuel cost. We are also utilizing our technology infrastructure to optimize route planning and tractor-to-swap body ratio to further reduce our transportation costs.

●            We shared some line haul trucks between express and freight network for some routes to save overall costs.

●            In 2016, we also launched our real-time bidding platform, BEST UCargo, to source truckload capacity from independent transportation service providers and agents at more competitive costs.

Operating Efficiency and Capacity

We have continuously expanded the capacity and improved the operating efficiency of our Cloud OFCs, hubs, sortation centers and service stations through optimization of our operating processes as well as the increased adoption of automation and AI.

As of December 31, 2019, nine of our Cloud OFCs used 150 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs. We are also able to support extreme volumes across our network, as illustrated by the fulfillment of over 28.5 million orders during the Singles’ Day promotion period in 2019.

As of December 31, 2019, we had 88 automated sorting lines in our hubs and sortation centers. These automated sorting lines are able to achieve sorting accuracy of over 98.7% and our double-layer high speed automated sorting lines are able to sort over 45,000 items per hour, which is significantly higher than manual sorting.

We utilize big data analytics, AI and machine learning to optimize our network operations, route planning and line-haul routes to reduce costs. We also capitalize on synergies from our different services.

We continue to introduce technological enhancements to improve our capabilities and increase efficiency. BEST Cloud integrates convenience stores’ POS and membership rewards program with Store and Supply Chain Management for full data visibility. It also integrates BEST Express and BEST Freight’s dynamic routing calculation, which is expected to further reduce transportation costs. In addition, BEST Cloud has started a pilot simulation process in Cloud OFCs and BEST Express hubs to analyze and optimize personnel resources planning in order to increase labor utilization efficiency.

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

Our largest merchant customers include brands such as 3M, Li Ning, Hotwind and Cainiao Network and large online and offline retailers, but no single customer contributed more than 5% of our total revenue in 2017, 2018 or 2019. In addition, many of our merchant customers conduct their businesses on major e-commerce platforms in China. Our volume of express deliveries generated from merchants on major Alibaba platforms such as Taobao Marketplace and Tmall accounted for approximately 51% of our express deliveries in 2019.

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

Marketing and sales of our supply chain solutions and transportation services is led by a team of 1,242 personnel as of December 31, 2019. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

We have established a customer relationship management system, or CRM, that allows us to effectively manage service quality issues and promptly address customer inquiries. Customers can access the system by phone or online channels. We currently operate 12 call centers that are dedicated to customer service. Our call center representatives provide real-time assistance from 8:00 am to 8:00 pm, seven days a week. Our call system automatically forwards each incoming call to an available representative from one of the call centers. After the submission of each enquiry, we ask the customer to rate the quality of our customer service, and we follow up on instances where customers are not completely satisfied. For each complaint, we strive to provide an initial response within 24 hours, and to resolve the issue within three days.

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2019, we had 518 trademark registrations in China, including those of “百世” and “百世物流” and were in the process of making 768 trademark applications in China. As of December 31, 2019, we had 48 trademark registrations outside China and were in the process of making 144 trademark applications outside China. We have also been granted 41 copyrights in China in respect of our proprietary information systems. We are the registered holder of 169 domain names, including best-inc.com. We have 22 issued patents and 59 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

Security and Safety

We have integrated safety policies and procedures across our businesses. Our key safety measures include:

Operational security and Safety

We have enacted a full range of operational security measures to ensure the safety of our employees, customers and partners. We screen all items processed through our network for dangerous and prohibited materials, enforce handling procedures across hubs and sortation centers, service stations and at each level of our network and raise transportation safety awareness among our workers and others. Each worksite in our network is required to conduct a general safety assessment with regard to onsite activities, including maintenance as well as non-routine tasks. We train our employees as well as those of our franchisee partners and service providers and use periodic follow-up training to maintain skills and safety awareness. We have further improved our safety management system by setting up safety management teams at each worksite. These teams provide comprehensive onsite safety management training including operational safety, work health and safety, daily transportation safety, goods safety and security checks.

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

Employees

As of December 31, 2017, 2018 and 2019, we had a total of 8,784, 8,325 and 8,423 employees, respectively. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries.

The following table sets forth details of our employees as of December 31, 2019 by function:

	Number of
Function	Employees	% of Total
BEST Supply Chain Management	1,394	16.5%
BEST Express	1,657	19.7%
BEST Freight	1,369	16.3%
BEST Store+	1,041	12.4%
Other Service Lines	949	11.3%
Technology	871	10.3%
Management, Administration and Others(1)	1,142	13.6%
Total	8,423	100.0%
(1)	Includes management and administration personnel at headquarters and local level.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2019, over 31,600 outsourced personnel were active in our operations. Our franchisee partners and service providers engage their own employees in connection with their operations.

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

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan (which shall be consolidated into the medical insurance) and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2019, our headquarters had an aggregate gross area of approximately 15,566 sq m. In addition, we have leased an aggregate of 5.4 million square meters of industrial and warehouse space for the administration and operation of self-operated Cloud OFCs, hubs and sortation centers as of December 31, 2019.

We believe that the facilities that we currently lease are adequate to meet the needs of our current operations, and that we will be able to obtain adequate facilities to accommodate our future expansion plans.

Insurance

We have in place insurance coverage up to a level which we consider to be reasonable and typical for companies in our industry in China. Our insurance broadly falls under the following categories: life insurance, such as group accident insurance; property loss insurance, such as cargo transportation insurance; all-risk property insurance; and liability insurance, such as non-motor vehicle liability insurance, public liability insurance and logistics liability insurance. We also provide benefits to our employees pursuant to local social insurance laws, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance (which shall be consolidated into the medical insurance) and medical insurance.

Competition

Our extensive supply chain solutions encompass a wide range of operational areas, and as a result we may compete with a broad range of companies, including supply chain management service providers, express and freight delivery service providers, B2B platforms for convenience stores, SaaS software service providers and logistics brokers.

We compete with total supply chain solution providers, such as JD Logistics and SF Holdings. Certain service lines may also face competition from other service providers, such as P.G. Logistics and Annto Logistics for supply chain management services; ZTO Express, YTO Express, STO Express, YUNDA and J&T Express for express services; DEPPON Logistics and ANE Logistics for freight services; JD.com’s network of convenience stores and Zhongshang Huimin for our BEST Store+ business. In addition, our other services may face competition from companies that provide similar or competing services.

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

Regulations Relating to Foreign Investment

Industry Catalogue and Negative List Relating to Foreign Investment. Investment activities in China by foreign investors used to be principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time jointly by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. On June 28, 2017, the MOFCOM and the NDRC jointly promulgated the Guidance Catalogue of Industry for Foreign Investment (2017), or the 2017 Catalogue, which became effective on July 28, 2017. On June 28, 2018, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List 2018. The Negative List 2018 replaced the Special Administrative Measures for Access of Foreign Investment (the Negative List for Access of Foreign Investment) set forth under the 2017 Catalogue. The encouraged foreign investment industry catalogue set forth under the 2017 Catalogue was replaced by the Encouraged Foreign Investment Catalogue (2019 version), or the Encouraged Industry Catalogue, which was promulgated by the NDRC on June 30, 2019 and became effective on July 30, 2019.

Pursuant to the Encouraged Industry Catalogue and the Negative List 2019, foreign-invested projects are categorized as encouraged, restricted and prohibited. Industries that are not listed in either of the Negative List and Encouraged Industry Catalogue are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment activities in China are subject to the special administrative measures prescribed in the Negative List 2019.

Pursuant to the Negative List 2019, foreign investments in domestic express delivery services of mail are prohibited, and foreign investments in value-added telecommunications services (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center) are subject to special administrative measures including restriction on foreign shareholding. Therefore, in China we provide domestic express delivery services of mail through Hangzhou BEST Network, our VIE, and its subsidiaries in China, value-added telecommunications services (other than those in connection with our BEST UCargo business) through Hangzhou BEST Network, and value-added telecommunications services in connection with our BEST UCargo Business through Hangzhou BEST IT and its subsidiaries in China.

Our PRC subsidiaries also operate in certain industries which are industries listed in the Encouraged Industry Catalogue, such as road transportation and software development. Most of our PRC subsidiaries mainly engage in software development, technical services and consultations, which are industries listed in the Encouraged Industry Catalogue.

Under current PRC law, the establishment of a foreign-invested enterprise is no longer subject to the approval of the MOFCOM or its local counterparts. The foreign investors or foreign-invested enterprise shall report investment information to competent authority of commerce through enterprise registration system and Enterprise Credit Information Disclosure System.

Foreign Investment Law. On March 15, 2019, the National People’s Congress of China approved the Foreign Investment Law, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and legislative efforts to unify corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes a basic framework for the access to, and the promotion, protection and administration of foreign investments with a view to investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China, and such investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which took effect on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

As required by the State Council, MOFCOM, NDRC and the Ministry of Justice are leading the abolishment or revisions of other foreign investment related laws, which are inconsistent with the Foreign Investment Law. It may be anticipated that further revisions to regulations relating to foreign investment would be promulgated.

Foreign Investment in Road Transportation Businesses.   According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, promulgated in November 2014 by the Ministry of Transport and the MOFCOM, and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the relevant provincial counterparts of the Ministry of Transport, and the newly established foreign-invested enterprise must obtain a road transportation operation permit from the relevant provincial counterparts of the Ministry of Transport after the completion of other foreign investment registration procedures. The incorporation of any direct or indirect subsidiary of a foreign-invested enterprise that intends to engage in road transportation business is subject to the same approval procedure. The Administrative Provisions for Foreign Investment in the Road Transportation Industry were abolished by the Ministry of Transport and the MOFCOM on October 25, 2018 for the purpose of reducing regulation.

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

Pursuant to the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transport in 2013, and the Administrative Measures on Courier Service Operation Permits, which was revised by the Ministry of Transport on November 28, 2019, any entity engaging in express delivery services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate express delivery services in a certain province should apply to the provincial-level postal bureau, while entities applying for a permit to operate express delivery services across multiple provinces should apply to the State Post Bureau. The State Post Bureau and provincial-level postal bureaus may appoint their subordinate postal bureau to deal with permit applications. If an entity operates express delivery services without obtaining a courier service operation permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operation of express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification. If a permit-holder does not operate any express delivery services for over six months without due grounds after obtaining the courier service operation permit, or suspends its business for more than six months without authorization, the postal administrative departments have the authority to cancel the courier service operation permit of such holder.

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

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Security of the Postal Industry issued by the Ministry of Transport in 2011 and most recently amended in 2013, express delivery companies must examine the postal articles that would be in the presence of customers so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, categories and quantity of the postal articles have been properly written down on delivery forms. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the suspension of the company’s business operation for rectification or even cancellation of its courier service operation permit. Measures for the Supervision and Administration of Security of the Postal Industry has been replaced by Measures for the Supervision and Administration of Security of the Posting and Delivery of Postal Industry, which has been announced on January 2, 2020 and entered into effect on February 15, 2020. The revisions are mainly related to changing of the name, improving certain specific mechanisms, adding matters related to eco-security during the posting and delivery process, providing details on specific mechanisms, specifying matters related to delegation of postal administrative penalties and optimizing administrative penalty measures. In addition, the State Postal Office promulgated the Regulation on Implementing the Duties on Main Body of Safe Production of Postal Enterprises and Express Delivery Enterprises on September 4, 2019, which provides the detailed requirements on eight aspects relating to safe production, such as the general requirements, organization structure and responsibilities of posts, safety management system, investment on safe production, education and training, on-site management , management and control of safety risk and examination and governance of hidden danger as well as emergent management.

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, Hangzhou BEST Network, our VIE, and eight of Hangzhou BEST Network’s subsidiaries have obtained the courier service operation permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operation.”

The Interim Regulation on Express Delivery has been revised on March 2, 2019. This regulation was made to promote healthy development of the industry, ensure safe delivery, protect the legal rights of users, and enhance supervision of the sector. For example, companies engaging in express delivery service and their branches may establish express delivery end-networks as needed and shall make a filing with the local postal management department within 20 days of establishment. Furthermore, companies engaging in express delivery service shall implement a management system regarding users’ information and shall refrain from providing users’ information illegally. Failure to comply with above provisions on security of users’ information may result in penalties such as order to make corrections, confiscation of illegal income and a fine ranging from RMB10,000 to RMB50,000, or where the circumstances are severe, a fine ranging from RMB50,000 to RMB100,000, and suspension of the company’s business operation for rectification or even cancellation of its courier service operation permit. There is uncertainty as to the application and the implementation of the Interim Regulation on Express Delivery because it is recently promulgated.

Additionally, the Administrative Measures for the Delivery Services of Smart Package Lockers was announced on June 20, 2019 and became effective on October 1, 2019. These measures supervise and manage the activities such as provision and utilization of smart package lockers. While our franchisee partners may utilize those smart package lockers in their daily operations, we do not own or operate such smart package lockers.

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2019, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in June 2019, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, except those engaging in general cargo transportation with a general cargo vehicle weighing 4,500 kilograms or less, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation permit from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

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

Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms was promulgated by the Ministry of Transport and the State Taxation Administration on September 6, 2019 and came into effect on January 1, 2020. An operator of an internet platform for road freight transport is defined as entity which consolidates and allocates resources using an internet platform as its basis, undertakes responsibility of transportation for the whole course as carrier, and appoints the actual carrier and enters into a transport contract with it to undertake the road freight transport mission. Merely providing information intermediary or deal making services will not be deemed as internet freight transport. Such operator may apply for a road transportation certificate specifying the business scope as “internet freight transport”. Such entities shall comply with the ICP measures and other relevant laws and regulations regarding operational internet information service and be equipped with corresponding online service capabilities. The operator of such internet freight transport should set up corresponding mechanisms and undertake corresponding measures as required by the Safe Production Law of the People’s Republic of China, the E-commerce Law of the People’s Republic of China, the Law on the Administration of Tax Collection of the People’s Republic of China, the Network Security Law of the People’s Republic of China and certain other laws, regulations and standards.

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, and Hangzhou BEST Network Technologies Ltd., one of our VIEs, has obtained road transportation operation permits to operate general road freight transportation while the subsidiaries of another VIE, Hangzhou BEST IT, are in the process of applying for the road transportation operation permits specifying the business scope as internet freight transport. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operation.”

Regulations on Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle.

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

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, is engaged in the international freight forwarding business and has made a filing with the relevant agency for carrying out such business.

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

We have completed the requisite filings with respect to our BEST Express, BEST Freight and Cloud OFC services. We cannot assure you that we can update such filing in a timely manner or that our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of the date of this annual report, we have not received any order from any governmental authorities to make such filing. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Failure to comply with PRC laws and regulations by us or our franchisee partners may materially and adversely impact our business, financial condition and results of operations.”

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

Regulations Relating to Telecommunications and Internet Information Services

Regulations Relating to Telecommunication Businesses

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, a telecommunication services provider in China must obtain an operating license from the MIIT or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating Licensing, which was promulgated by the MIIT and recently amended on July 3, 2017, further regulate the telecommunications business licensing.

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

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the National Radio and Television Administration. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

We conduct our value-added telecommunications business through our VIE, Hangzhou BEST Network, which has obtained the requisite licenses. Certain subsidiaries of our VIE, Hangzhou BEST IT, have obtained such requisite licenses as well.

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

On April 11, 2017, the Cyberspace Administration of China announced the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad (consultation draft), or the Consultation Draft of Security Assessment Measures. The Consultation Draft of Security Assessment Measures requires network operators to conduct security assessments and obtain consents from owners of personal information prior to transmitting personal information and other important data abroad. Moreover, under the Consultation Draft of Security Assessment Measures, the network operators are required to apply to the relevant regulatory authorities for security assessments under several circumstances, including but not limited to: (i) if data to be transmitted abroad contains personal information of more than 500,000 users in aggregate; (ii) if the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) if data to be transmitted abroad contains information regarding nuclear facilities, chemical biology, national defense or military projects, population and health, or relates to large-scale engineering activities, marine environment issues or sensitive geographic information; (iv) if data to be transmitted abroad contains network security information regarding system vulnerabilities or security protection of critical information infrastructure; (v) if key information infrastructure network operators transmit personal information and important data abroad; or (vi) if any other data to be transmitted abroad contains information that might affect national security or public interest and are required to be assessed as determined by the relevant regulatory authorities. On June 13, 2019, the Cyberspace Administration of China further announced the Measures for the Security Assessment of Personal Information to be Transmitted Abroad (consultation draft). Both drafts are still under consultation.

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

The Administrative Measures of Supervision on Finance Leasing Enterprises, or the Finance Leasing Measures, were formulated by the MOFCOM and became effective on October 1, 2013. According to the Finance Leasing Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of finance leasing enterprises. A finance leasing company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Finance Leasing Company Management Information System. Since April 20, 2018, the authority was transferred from MOFCOM to China Banking and Insurance Regulatory Commission, or the CBIRC. On January 8, 2020, CBIRC has announce the Interim Measures on the Supervisory and Management of Financial Leasing Company (the Consulting Draft) and has been collecting any comments until February 9, 2020.

Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our PRC subsidiaries, has obtained an approval to conduct financing lease business from the competent regulatory authority in the PRC.

Regulations Relating to Retail Industry

Regulations Relating to Consumer Protection

Under the Law on the Protection of the Rights and Interests of Consumers, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, became effective on January 1, 1994 and was recently amended on October 25, 2013, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●            to ensure that commodities and services meet with certain safety requirements;

●            to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

●            to provide consumers with true information and to refrain from conducting false advertising;

●            not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

●            not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

Regulations Relating to Leasing

We currently lease all of the facilities that we occupy from independent third parties. Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to warnings, rectifications and/or other penalties.

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

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan (which, as provided in Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees which was promulgated on March 6, 2019, shall be consolidated into the medical insurance), and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011 and recently amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, which was promulgated by the State Council on April 3, 1999 and recently amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations, and our failure to comply with PRC labor-related laws may expose us to penalties.”

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

The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by the SAFE on October 23, 2019. SAFE Circular 28, among other things, allows FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China so long as the equity investment complies with the then-effective Special Administrative Measures for Access of Foreign Investment (Negative List) and is genuine and legitimate. However, since the SAFE Circular 28 is newly promulgated, it remains uncertain how the SAFE and competent banks will implement this circular.

Regulations Relating to Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Foreign Investment Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit each year, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulations Relating to Tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was recently amended on December 29, 2018, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

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

In the event that BEST Inc. or any of our offshore subsidiaries is considered to be a PRC resident enterprise: BEST Inc. or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that BEST Inc. or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and dividends paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.”

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was recently amended on December 29, 2017. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or place of business in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules related to treatment of situations where a payor has failed to timely withhold tax as stipulated in Bulletin 7. In particular, Bulletin 37 provides that when a payor as the withholding agent fails to or is unable to perform its withholding duty, on the condition that the relevant non-PRC resident enterprise voluntarily makes payment before being ordered to do so in a timely manner or within a time limit prescribed by relevant tax authorities, the tax shall be deemed as having been timely paid. The Bulletin 37 further specifies and clarifies tax withholding methods applicable to income of non-PRC resident enterprises. There is uncertainty as to the application of Bulletin 7. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of our ordinary shares or preferred shares, or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax, or VAT, instead of business tax. According to the Circular 36, our PRC subsidiaries and VIEs are subject to VAT, at a rate of 6% to 17% (13% after April 1, 2019, pursuant to the Announcement on Policies for Deepening the VAT Reform promulgated by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019) on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

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

C.Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition. Unless otherwise indicated, equity interests depicted in this diagram are held as to 100%. The relationship between us and Hangzhou BEST Network, one of our VIEs, as illustrated in this diagram is governed by contractual arrangements and does not constitute equity ownership.

BEST Inc.
(Cayman Islands)
100%
Eight Hundred Logistics Technologies Corporation
(British Virgin Islands)
100%
BEST Logistics Technologies Limited
(Hong Kong)
BEST Capital Inc.
(Cayman Islands)
100%
BEST Capital Holding Limited
(British Virgin Islands)
100%
BEST Capital Management Limited (Hong Kong)
(9)
(8)
(7)
Outside China
Inside China
100%
100%
(10)
VIE Equity Holders(1)
(11)
Hangzhou BEST Network Technologies Co., Ltd.
(a "VIE")(2)
Zhejiang BEST Technology Co., Ltd.
("Zhejiang BEST")(3)
BEST Logistics Technologies (China) Co., Ltd.(4)
BEST Store Network (Hangzhou) Co., Ltd.(5)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.(6)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.
equity interest
contractual arrangements

(1)	Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou, and Hangzhou Ali Venture Capital Co., Ltd., a PRC domestic company and consolidated entity of Alibaba, hold 36.285%, 36.285% and 27.43%, respectively, equity interest in the VIE.
(2)	Primarily involved in the provision of BEST Express services.
(3)	Primarily involved in the provision of BEST Cloud services.
(4)	Primarily involved in the provision of BEST Supply Chain Management and BEST Freight.
(5)	Primarily involved in the provision of BEST Store+ services.

(6)	Primarily involved in the provision of BEST Supply Chain Management services.
(7)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(8)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(9)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(10)	Loan Agreements; Exclusive Call Option Agreement; Shareholders’ Voting Rights Proxy Agreement; Equity Pledge Agreement.
(11)	Exclusive Technical Services Agreement; Exclusive Call Option Agreement; Shareholders’ Voting Rights Proxy Agreement; Equity Pledge Agreement.

Variable Interest Entity Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services as well as value-added telecommunication business, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in the PRC, provide the services that may be subject to such restrictions in the PRC through Hangzhou BEST Network Technologies Co., Ltd., or Hangzhou BEST Network, and Hangzhou BEST IT Information Technology Services Co., Ltd., or Hangzhou BEST IT, our VIEs, both of which are incorporated in the PRC and 100% owned by PRC legal persons. Hangzhou BEST Network holds a courier service operation permit that allows it to provide domestic mail delivery services in addition to parcel delivery services and an ICP license that allows it to provide value-added telecommunication services, all of which may constitute part of our comprehensive service offerings. Certain subsidiaries of Hangzhou BEST IT have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with our BEST UCargo business. Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou and Hangzhou Ali Venture Capital Co., Ltd., a domestic PRC company and consolidated entity of Alibaba, hold 36.285%, 36.285% and 27.43%, respectively, equity interest in Hangzhou BEST Network. Wei Chen and Lili He each holds 50% equity interest in Hangzhou BEST IT.

We generated 66% of our revenue through our VIEs for the year ended December 31, 2019. We have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries. As a result, we include the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. The following is a summary of the contractual arrangements that provide us with effective control of Hangzhou BEST Network and its subsidiaries and that enable us to receive substantially all of the economic benefits from their operations. We have entered into substantially similar contractual arrangements that provide us with effective control of Hangzhou BEST IT and its subsidiaries and that enable us to receive substantially all of the economic benefits from their operations and absorb all of the expected losses of Hangzhou BEST IT and its subsidiaries.

Contracts that give us effective control of Hangzhou BEST Network

Loan Agreements

Zhejiang BEST entered into loan agreements with Wei Chen and Lili He in 2011 and with Hangzhou Ali Venture Capital Co., Ltd. in 2015, respectively. Pursuant to these loan agreements, Zhejiang BEST has granted an interest-free loan to each of Hangzhou BEST Network’s equity holders, which may only be used for the purpose of a capital contribution to Hangzhou BEST Network. Zhejiang BEST agreed not to ask the Hangzhou BEST Network’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou BEST Network’s equity holders undertook, among others, not to transfer any of its equity interests in Hangzhou BEST Network to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou BEST Network to Zhejiang BEST or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or Zhejiang BEST relinquishes its rights under the relevant loan agreements.

Amended and Restated Exclusive Call Option Agreement

Pursuant to the amended and restated exclusive call option agreement among us, Zhejiang BEST, Hangzhou BEST Network and its equity holders, dated June 21, 2017, Hangzhou BEST Network’s equity holders have granted Zhejiang BEST and us, or a party designated by us or Zhejiang BEST, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou BEST Network at an exercise price equal to the minimum price as permitted by applicable Chinese laws. Hangzhou BEST Network has further granted Zhejiang BEST and us, or a party designated by us or Zhejiang BEST, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At our sole discretion, we have the right to decide whether the option and other rights granted under the agreement will be exercised by us, Zhejiang BEST or a party designated by us. Each of Hangzhou BEST Network’s equity holders may not, among other things, transfer any part of their equity interests to any party other than to us or Zhejiang BEST, or a party designated by us or Zhejiang BEST, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou BEST Network, terminate or cause to terminate any material contracts of Hangzhou BEST Network, or cause Hangzhou BEST Network to declare or distribute profits, bonuses or dividends. We are obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou BEST Network in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and Zhejiang BEST are not entitled to request repayment if Hangzhou BEST Network or its equity holders are unable to repay such financial support. The amended and restated exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or Zhejiang BEST, or a party designated by us or Zhejiang BEST, or if we or Zhejiang BEST unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou BEST Network and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Amended and Restated Shareholders’ Voting Rights Proxy Agreement

Pursuant to the amended and restated shareholders’ voting rights proxy agreement among us, Zhejiang BEST, Hangzhou BEST Network and its equity holders, dated June 21, 2017, each of Hangzhou BEST Network’s equity holders has irrevocably authorized any person designated by Zhejiang BEST, with our consent, to exercise its rights as an equity holder of Hangzhou BEST Network in a manner approved by us, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The amended and restated proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou BEST Network.

Amended and Restated Equity Pledge Agreement

Pursuant to the amended and restated equity pledge agreement among Zhejiang BEST, Hangzhou BEST Network and its equity holders, dated June 21, 2017, the relevant equity holders of Hangzhou BEST Network have pledged all of their equity interests in Hangzhou BEST Network as a continuing first priority security interest in favor of Zhejiang BEST to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou BEST Network and/or its equity holders under the other contractual arrangements. Zhejiang BEST is entitled to exercise its right to dispose of the pledged interests held by Hangzhou BEST Network’s equity holders in the equity of Hangzhou BEST Network and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The amended and restated equity pledge agreement will expire when all obligations under this amended and restated equity pledge agreement or under the aforementioned loan agreements, amended and restated exclusive call option agreement, amended and restated shareholders’ voting rights proxy agreement and amended and restated exclusive technical services agreement have been satisfied.

Contract that enables us to receive substantially all of the economic benefits from Hangzhou BEST Network

Amended and Restated Exclusive Technical Services Agreement

On June 21, 2017, Hangzhou BEST Network entered into an amended and restated exclusive technical services agreement with Zhejiang BEST, pursuant to which Zhejiang BEST provides exclusive technical services to Hangzhou BEST Network. In exchange, Hangzhou BEST Network pays a service fee to Zhejiang BEST that is based on a predetermined formula based on the financial performance of Hangzhou BEST Network. During the term of this agreement, Zhejiang BEST is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou BEST Network. Zhejiang BEST will exclusively own any intellectual property arising from the performance of this agreement. This amended and restated exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless Zhejiang BEST notifies Hangzhou BEST Network of its intent not to renew with at least three months’ prior notice. Zhejiang BEST is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou BEST Network is not entitled to unilaterally terminate this agreement under any circumstances.

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

D.Property, Plants and Equipment

Please refer to “B. Business Overview—Properties” for a discussion of our property, plants and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We have achieved superior revenue growth. Our total revenue increased by 39.9% from RMB19,989.6 million in 2017 to RMB27,961.0 million in 2018, and further increased by 25.8% to RMB35,175.9 million (US$5,052.7 million) in 2019. We had net losses of RMB1,228.1 million, RMB508.4 million and RMB219.1 million (US$31.5 million) in 2017, 2018 and 2019, respectively. Our gross margin has improved from negative 2.4% in 2017, to 5.2% in 2018 and further to 5.6% in 2019, respectively, as a result of operating leverage and improved operating efficiency.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	23,560	32,578	32,537	43,570	31,431	40,645	37,530	54,834	39,462	50,014	45,848	63,590
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	8,872	11,840	10,514	17,007	13,913	20,532	19,041	28,789	22,502	36,648	40,523	58,317
BEST Express
Parcel volume (in thousands) (1)	571,601	917,103	1,010,512	1,270,168	950,498	1,280,050	1,371,055	1,868,489	1,340,540	1,906,863	1,890,842	2,437,959
BEST Freight
Freight volume (tonnage in thousands) (1)	790	1,095	1,194	1,237	985	1,366	1,474	1,605	1,268	1,730	1,885	2,097
BEST Store+
Number of store orders fulfilled	333,876	570,356	702,815	647,044	581,121	870,591	934,936	668,394	555,603	779,914	902,776	681,275
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

We offer an integrated service to the franchised service stations that includes last-mile delivery service to end recipients and we act as the principal that is directly responsible for all parcels sent through our network, from the point when customers drop off the parcels at our first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

Customers are required to prepay for express delivery services and we record such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price we earn from our customers are based on the parcel’s weight and route to the end recipient’s destination. In addition, we provide certain discounts, incentives and rebates based on explicitly agreed upon terms with our customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. We review the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the variable consideration for transactions are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and were insignificant for the periods presented.

Our express delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. We recognize revenue over time as customers receive the benefit of our services as the goods are delivered from one location to another. As such, express delivery services revenue is recognized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A minor percentage of our express delivery services are performed by our self-operated service stations for direct customers (“direct customers express delivery services”) who are the senders of the parcels. We are directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer express delivery services revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

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

We offer an integrated service to our franchisee service stations that includes last-mile delivery service to end recipients and we act as the principal that is directly responsible for all shipments sent through our network, from the point when customers drop off the shipments at our first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and we record such amounts as “customer advances and deposits and deferred revenue” in the balance sheet. The transaction price we earn from our customers are based on the shipment’s weight and route to the end recipient’s destination.

Our freight delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. We recognize revenue over time as customers receive the benefit of our services as the goods are shipped from one location to another. As such, freight delivery services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

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

Supply chain management services

We provide warehouse management, order fulfillment services and transportation services to our offline and online enterprise customers (“enterprise customers”). We enter into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through our self-operated order fulfillment centers and transportation services agreements for transportation services. The majority of the contracts have an effective term of one year. Order fulfillment service revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing one month’s advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

Under some situations, enterprise customers may request to add a transportation route or increase the warehouse rental space by entering into a separate contract with us. The additional services are considered distinct and the service fees are priced at their standalone selling prices, i.e. they cannot be purchased at a significant or incremental discount. Therefore, we account for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

The warehouse management service agreements comprise various service offerings that can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output. Each of the service options is substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. We are the primary obligor and do not outsource any portion of the order fulfillment services to supply chain franchisee partners. We recognize warehouse management and order fulfillment services revenue upon completion of the services as that is when we transfer control of the services and have right to payment.

For transportation services, we provide the service of arranging transportation and coordinating shipments to and from locations designated by our enterprise customers. Each transportation order for delivery of goods from origin to destination is considered a performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. We recognize transportation services revenue over time as customers receive the benefit of our services as the goods are shipped from origin to destination. As such, transportation service revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access our supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed system usage fee for each order processed through our supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.

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

Other services

We mainly provide cross-border logistics coordination services and oversea express delivery services, finance leasing services and UCargo transportation services. Revenue from interest income on finance leasing related service provided by BEST Capital is recognized using the effective interest rate method. For cross-border logistic coordination services, oversea express delivery services and UCargo transportation services, revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

Contract assets and liabilities

We enter into contracts with its customers, which may give rise to contract liabilities (deferred revenue) and contract assets (unbilled revenue). The payment terms and conditions within our contracts vary by the type of service and customers. When the timing of revenue recognition differs from the timing of payments made by customers, we recognize either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance).

Contract assets represent unbilled amounts resulting from provision of transportation services as we have an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional.

Contract liabilities are included in “customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheet. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. We classify contract liabilities as current based on the timing of when we expect to recognize revenue, which typically occurs within a week after period-end.

Leases

On January 1, 2019, we adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

We elected the package of practical expedients permitted which allows we not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). We also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and hub and sortation center facilities and equipment, with a lease term of 12 months or less.

We determine whether an arrangement is or contains a lease at inception. Our accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Sales-type, direct financing and operating leases as Lessor

We classify a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for a major part of the remaining economic life of the underlying asset.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For sales-type leases, when collectability is probable at lease commencement, we derecognize the underlying asset and recognize the net investment in the lease which is the sum of the lease receivable. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

When none of the criteria above are met, we classify a lease as either a direct financing lease or an operating lease. We will classify the lease as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guaranteed by the lessee and any other third party unrelated to us equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable that we will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, we will classify the lease as an operating lease.

The new standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. We continue to present cash receipts from sales-type and direct financing leases as an investing cash inflow.

When we enters into sale-leaseback transactions as lessor, it applies the requirements in ASC 606 by assessing whether a contract exists and whether the seller-lessee satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the seller-lessor transfers the control of the leased asset to us, it accounts for the purchase of the leased asset in accordance with ASC360. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lease does not transfer the control of the leased asset to us, it is a failed sales-leaseback transaction which is accounted for as a financing. We do not recognize the transferred asset and records the amounts paid as other financing receivables for which the current portion is included in “Prepayments and other current assets” and the non-current portion is included in "Other non-current assets" in the consolidated balance sheet as of December 31, 2019.

Financing lease and operating lease as Lessee

We classify a lease as a financing lease when the lease meets any one of the criteria specified as (a) to (e) in the “Sales-type, direct financing and operating leases as Lessor” policy at lease commencement. When none of the criteria are met, we classify a lease as an operating lease.

For both operating and financing leases, we record a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

We estimate its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, we consider its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by us.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing lease ROU assets are included in “Property and equipment” and “Financing lease liabilities” on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

The adoption of the standard did not have significant impact our consolidated statements of comprehensive loss or cash flows.

When we enter into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If we transfer the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If we do not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. We do not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Accrued expenses and other liabilities” and the non-current portion is included in "Other non-current liabilities" in the consolidated balance sheets.

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

The assumptions adopted to estimate the fair value of share options using the binomial option pricing model were as follows:

	2017	2018	2019
Risk-free interest rate	2.32% - 2.41%	2.74% - 2.78%	—
Expected volatility range	40.5% - 44.1%	44.3% - 46.9%	—
Suboptimal exercise factor	2.20	2.20	—
Fair market value per share as at valuation date	US$5.08 - $11.24	US$8.30 - $9.55	—

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our share options, our share-based compensation expense could be materially different.

Consolidation of variable interest entities

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services as well as value-added telecommunication business, we provide the services that may be subject to such restrictions in the PRC through our VIEs.

Despite the lack of technical majority ownership, our wholly owned subsidiaries, Zhejiang BEST and BEST Logistics China, have effective control of Hangzhou BEST Network and Hangzhou BEST IT, respectively, through a series of contractual arrangements, or the Contractual Agreements, and a parent-subsidiary relationship exists between Zhejiang BEST and Hangzhou BEST Network and between BEST Logistics China and Hangzhou BEST IT. The equity interests of the VIEs are legally held by Chinese individuals, or the respective nominee shareholders. Through the Contractual Agreements, the respective nominee shareholders of the VIEs effectively assign all of their voting rights underlying their equity interests in the VIEs to Zhejiang BEST and BEST Logistics China, as applicable. In addition, through the terms of the Contractual Agreements, Zhejiang BEST and BEST Logistics China demonstrate their abilities and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Hangzhou BEST Network and Hangzhou BEST IT, as applicable. As a result of the Contractual Agreements, we have the power to direct the activities of the VIEs that most significantly impact their economic performances and, is entitled to substantially all of the economic benefits from the VIEs through Zhejiang BEST and BEST Logistics China, respectively. Therefore, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification, or ASC, topic 810-10, Consolidation: Overall.

With respect to Hangzhou BEST Network, in June 2017, the power and the rights pursuant to the Proxy Agreement were effectively reassigned from Zhejiang BEST to BEST Inc., resulting in BEST Inc. having the power to direct the activities of Hangzhou BEST Network that most significantly impact Hangzhou BEST Network’s economic performance. In addition, BEST Inc. is obligated to absorb the expected losses of Hangzhou BEST Network through the financial support provided pursuant to the amended and restated Equity Option Agreement. Therefore, we determined BEST Inc. to be most closely associated with Hangzhou BEST Network within the group of related parties, and BEST Inc. has replaced Zhejiang BEST as the primary beneficiary of Hangzhou BEST Network since June 2017. As Hangzhou BEST Network was subject to indirect control by us through Zhejiang BEST immediately before and direct control immediately after the Contractual Agreements were supplemented, we accounted for the change in primary beneficiary of Hangzhou BEST Network as a common control transaction based on the carrying amount of the net assets transferred. With respect to the Contractual Agreements concerning Hangzhou BEST IT, which were executed in October 2019 (with the loan agreement updated in April 2020), as BEST Inc. is a party to the Proxy Agreement and the Equity Option Agreement, we determined that BEST Inc. is the primary beneficiary of Hangzhou BEST IT commencing on the date of execution of such Contractual Agreements as BEST Inc. has obtained the power to direct the activities of Hangzhou BEST IT that most significantly impact its economic performance, is entitled to substantially all of the economic benefits from, and is also obligated to absorb the expected losses of, Hangzhou BEST IT through BEST Logistics China. At the same time, BEST Logistics China transferred its equity interests in BEST UCargo and its subsidiaries to BEST IT. As the restructuring transaction to transfer the assets and liabilities relating to the UCargo transportation services business described above are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

For more information on consolidation of the variable interest entities, see Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20,  Intangibles—Goodwill and Other: Goodwill, or ASC 350-20, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We have determined that there are five reporting units (that also represent operating segments). Goodwill was allocated to four reporting units as of December 31, 2018 and 2019. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

For the years ended December 31, 2017, 2018 and 2019, we performed a qualitative assessment for the Express delivery and Freight delivery services reporting units based on the requirements of ASC 350-20. We evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more likely than not that the fair values of the express delivery and Freight delivery services reporting units were less than their respective carrying amounts. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2019, respectively.

For the years ended December 31, 2018 and 2019, we performed a quantitative assessment for the remaining reporting units by estimating the fair value of the reporting units based on an income approach. The fair values of these remaining reporting units exceeded their respective carrying values and therefore, goodwill related to these reporting units was not impaired.

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

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2017		2018		2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands)
Revenue:
Express	12,786,279	64.0%	17,702,869	63.3%	21,807,598	3,132,465	62.0%
Freight	3,178,044	15.9%	4,102,610	14.7%	5,224,355	750,432	14.9%
Supply chain management	1,600,952	8.0%	2,074,414	7.4%	2,190,414	314,633	6.2%
Store+	2,226,034	11.1%	2,845,002	10.2%	2,817,202	404,666	8.0%
Others	198,253	1.0%	1,236,084	4.4%	3,136,320	450,504	8.9%
Total revenue	19,989,562	100.0%	27,960,979	100.0%	35,175,889	5,052,700	100.0%

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

Freight

We have historically derived most of our freight service revenue from franchisee partners which operate substantially all of the service stations in our freight network, with a small amount derived from our direct customers for whom we provide door-to-door freight services.

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

Our BEST Store+ revenue is primarily driven by the number of membership stores we serve and the volume of merchandise we sell to them through our B2B platform Dianjia.com as well as merchandise we sold to end customers through self-operated convenience stores. As most of the merchandise sold are standard consumer products, they are generally priced taking into account prevailing market rates and geographical locations of the stores.

Others

We also generate revenue from other business activities, including financing lease activities of BEST Capital, cross-border supply chain solutions and international transportation services of BEST Global as well as UCargo transportation services. As we continue to expand these services and introduce new service lines, our revenue generated from other services may increase in the future.

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials; operating costs for hubs and sortation centers; depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue
Express	12,435,550	16,915,801	20,779,992	2,984,859
Freight	3,362,652	3,946,032	4,934,937	708,859
Supply chain management	1,502,570	1,970,105	2,052,006	294,752
Store+	2,072,912	2,589,883	2,495,503	358,457
Others	130,327	1,098,021	2,954,425	424,377
Total cost of revenue	19,504,011	26,519,842	33,216,863	4,771,304

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

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selling expenses	694,852	893,859	931,914	133,861
General and administrative expenses	928,188	1,020,671	1,109,545	159,376
Research and development expenses	139,009	184,581	243,392	34,961
Total operating expenses	1,762,049	2,099,111	2,284,851	328,198

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

Share-Based Compensation

We account for share options granted to our employees, directors and consultants in accordance with ASC 718 prior to 2018 and ASU 2018-07: “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” starting in 2018. We are required to classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such equity awards with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity awards.

See “—Critical Accounting Policies and Significant Judgments and Estimates—Share-based Compensation” in this section for a description of how we account for the compensation expenses from share-based payment transactions. You may find additional information on our share incentive plans as well as our options granted as of the date of this annual report in the section entitled “Management—Share Incentive Plans.”

Results of Operations

The following table sets forth our consolidated statements of comprehensive loss data for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenue
Express	12,786,279	17,702,869	21,807,598	3,132,465
Freight	3,178,044	4,102,610	5,224,355	750,432
Supply chain management	1,600,952	2,074,414	2,190,414	314,633
Store+	2,226,034	2,845,002	2,817,202	404,666
Others	198,253	1,236,084	3,136,320	450,504
Total revenue	19,989,562	27,960,979	35,175,889	5,052,700
Cost of revenue
Express	(12,435,550)	(16,915,801)	(20,779,992)	(2,984,859)
Freight	(3,362,652)	(3,946,032)	(4,934,937)	(708,859)
Supply chain management	(1,502,570)	(1,970,105)	(2,052,006)	(294,752)
Store+	(2,072,912)	(2,589,883)	(2,495,503)	(358,457)
Others	(130,327)	(1,098,021)	(2,954,425)	(424,377)
Total cost of revenue	(19,504,011)	(26,519,842)	(33,216,863)	(4,771,304)
Gross profit	485,551	1,441,137	1,959,026	281,396
Selling expenses	(694,852)	(893,859)	(931,914)	(133,861)
General and administrative expenses	(928,188)	(1,020,671)	(1,109,545)	(159,376)
Research and development expenses	(139,009)	(184,581)	(243,392)	(34,961)
Total operating expenses	(1,762,049)	(2,099,111)	(2,284,851)	(328,198)
Loss from operations	(1,276,498)	(657,974)	(325,825)	(46,802)
Interest income	75,056	102,821	95,440	13,709
Interest expense	(47,154)	(75,060)	(79,486)	(11,417)
Foreign exchange loss	(6,320)	(6,533)	(6,420)	(922)
Other income	56,035	171,370	152,305	21,877
Other expense	(18,507)	(30,672)	(36,437)	(5,234)
Loss before income tax and share of net loss of equity investees	(1,217,388)	(496,048)	(200,423)	(28,789)
Income tax expense	(9,856)	(11,887)	(18,290)	(2,627)
Loss before share of net loss of equity investees	(1,227,244)	(507,935)	(218,713)	(31,416)
Share of net loss of equity investees	(816)	(456)	(355)	(51)
Net loss	(1,228,060)	(508,391)	(219,068)	(31,467)
Net loss attributable to non-controlling interests	(167)	(403)	(16,652)	(2,392)
Net loss attributable to BEST Inc.	(1,227,893)	(507,988)	(202,416)	(29,075)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 25.8% to RMB35,175.9 million (US$5,052.7 million) in 2019 from RMB27,961.0 million in 2018 due to increases in revenue across most of our service lines, as discussed below.

Beginning in January 2020, the COVID-19 outbreak that resulted in travel restrictions and quarantines in China has negatively affected our operations in the country and caused lower productivity from late January to early March 2020. Our total revenue declined for January and February 2020 on a year-over-year basis. By the end of March 2020, we had fully recovered our services across China, including all hubs and warehouses for express services, freight services and supply chain management services. However, as the COVID-19 outbreak has further spread outside China and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in China, we are still in the process of evaluating the magnitude of COVID-19’s impact on our operations and we are unable to quantify the ensuing financial impact at this time. For a detailed description of the risks associated with the COVID-19 outbreak, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Express. Our express service revenue increased by 23.2% to RMB21,807.6 million (US$3,132.5 million) in 2019 from RMB17,702.9 million in 2018. This increase in revenue was primarily due to a 38.5% increase in parcel volume, partially offset by 11.1% decrease in average revenue per parcel.

Freight. Our freight service revenue increased by 27.3% to RMB5,224.4 million (US$750.4 million) in 2019 from RMB4,102.6 million in 2018. This increase in revenue was primarily due to a 28.5% increase in freight volume.

Supply Chain Management. Our supply chain management service revenue increased by 5.6% to RMB2,190.4 million (US$314.6 million) in 2019 from RMB2,074.4 million in 2018. Such increase was primarily attributable to an increase in total number of orders fulfilled by Cloud OFCs, partially offset by a decrease in average revenue per order fulfilled.

Store+. Our BEST Store+ service revenue decreased by 1.0% to RMB2,817.2 million (US$404.7 million) in 2019 from RMB2,845.0 million in 2018, primarily due to a decrease of the number of orders fulfilled for membership stores, offset by an increase in the number of orders fulfilled for branded stores. The number of store orders fulfilled for membership stores decreased to 2,120,196 in 2019 by 17.1% compared to 2018, while the number of orders fulfilled for branded stores increased to 799,372 in 2019 by 49.8% compared to 2018.

Others. Revenue from our other services increased by 153.7% to RMB3,136.3 million (US$450.5 million) in 2019 from RMB1,236.1 million in 2018, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations in Southeast Asia and BEST Capital’s financing solutions to ecosystem participants.

Cost of Revenue

Our cost of revenue increased by 25.3% to RMB33,216.9 million (US$4,771.3 million) in 2019 from RMB26,519.8 million in 2018. The increase was primarily attributable to increases in cost of revenue across most of our various service lines, as discussed below. Cost of revenue as a percentage of revenue decreased to 94.4% in 2019 from 94.8% in 2018, which was primarily due to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Express. Cost of revenue for our express services increased by 22.8% to RMB20,780.0 million (US$2,984.9 million) in 2019 from RMB16,915.8 million in 2018. This increase in cost of revenue was primarily attributable to a 38.5% increase in parcel volume to 7,576.2 million in 2019 from 5,470.1 million in 2018, which resulted in higher last-mile and transportation costs. Cost of revenue as a percentage of revenue from our express delivery services decreased to 95.3% in 2019 from 95.6% in 2018, primarily due to economies of scale resulting from significant increase in our parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight. Cost of revenue for our freight services increased by 25.1% to RMB4,935.0 million (US$708.9 million) in 2019 from RMB3,946.0 million in 2018. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 28.5% to 7.0 million tonnes in 2019 from 5.4 million tonnes in 2018. Cost of revenue as a percentage of revenue from our freight services decreased to 94.5% in 2019 from 96.2% in 2018, primarily due to economies of scale resulting from significant increase in our freight volume, network optimization and expansion of e-commerce business.

Supply Chain Management. Cost of revenue for our supply chain management services increased by 4.2% to RMB2,052.0 million (US$294.8 million) in 2019 from RMB1,970.1 million in 2018. This increase in cost of revenue was primarily due to the 21% increase in the number of orders fulfilled by our self-operated Cloud OFCs, partially offset by operational efficiency improvement in labor and transportation cost. The number of orders fulfilled by our self-operated Cloud OFCs increased to 198.9 million in 2019 from 164.4 million in 2018. The number of our self-operated Cloud OFCs decreased to 108 as of December 31, 2019 from 115 as of December 31, 2018. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 93.7% in 2019 from 95.0% in 2018, primarily due to improved operational efficiency and continued focus on optimizing customer profiles.

Store+. Cost of revenue for our BEST Store+ services decreased by 3.6% to RMB2,495.5 million (US$358.5 million) in 2019 from RMB2,589.9 million in 2018, primarily due to the decrease in number of orders fulfilled for membership stores resulting from ongoing efforts to improve order quality and margin. Cost of revenue as a percentage of revenue from our BEST Store+ services decreased to 88.6% in 2019 from 91.0% in 2018, primarily due to the order quality improvements as mentioned above.

Others. Cost of revenue for our other services increased by 169.1% to RMB2,954.4 million (US$424.4 million) in 2019 from RMB1,098.0 million in 2018 primarily in connection with increased volume generated from BEST UCargo’s service to external customers and BEST Global’s expanded operations in Southeast Asia.

Operating Expenses

Operating expenses increased by 8.8% to RMB2,284.9 million (US$328.2 million) in 2019 from RMB2,099.1 million in 2018. Operating expenses as a percentage of our total revenue decreased to 6.5% in 2019 from 7.5% in 2018. This decrease was mainly due to faster growth in revenue and economies of scale.

Selling Expenses. Selling expenses increased by 4.3% to RMB931.9 million (US$133.9 million) in 2019 from RMB893.9 million in 2018. This increase was attributable to the growth of our operations, primarily attributable to the business expansion in Southeast Asia.

General and Administrative Expenses. General and administrative expenses increased by 8.7% to RMB1,109.5 million (US$159.4 million) in 2019 from RMB1,020.7 million in 2018. This increase was primarily attributable to increased staff costs in connection with the growth of our operations, partially offset by the economies of scale and improved operating efficiencies.

Research and Development Expenses. Research and development expenses increased by 31.9% to RMB243.4 million (US$35.0 million) in 2019 from RMB184.6 million in 2018. This increase was primarily due to increased investments in technology and research and development professionals to drive operating efficiency.

Interest Income

Our interest income decreased to RMB95.4 million (US$13.7 million) in 2019 from RMB102.8 million in 2018, primarily due to the changes in average short-term investments balance during 2019 compared with 2018.

Interest Expense

Our interest expenses increased to RMB79.5 million (US$11.4 million) in 2019 from RMB75.1 million in 2018, primarily a result of increased short-term bank loan in 2019 compared with 2018, as we incur multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China, as well as the interest incurred due to the issuance of convertible senior notes in September 2019.

Foreign Exchange Loss

We recorded a foreign exchange loss of RMB6.4 million (US$0.9 million) in 2019 as compared to RMB6.5 million in 2018, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income decreased to RMB152.3 million (US$21.9 million) in 2019 from RMB171.4 million in 2018, primarily due to a decrease in unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative of RMB50.5 million, partially offset by an increase in government subsidies.

Other Expense

Other expenses increased to RMB36.4 million (US$5.2 million) in 2019 from RMB30.7 million in 2018, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB18.3 million (US$2.6 million) in 2019 and RMB11.9 million in 2018, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net loss decreased to RMB219.1 million (US$31.5 million) in 2019 from RMB508.4 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our revenue increased by 39.9% to RMB27,961.0 million in 2018 from RMB19,989.6 million in 2017 due to increases in revenue across various service lines, as discussed below.

Express. Our express service revenue increased by 38.5% to RMB17,702.9 million in 2018 from RMB12,786.3 million in 2017. This increase in revenue was primarily due to a 45.1% increase in parcel volume, as a result of greater demand for express delivery services and increase in our market share.

Freight. Our freight service revenue increased by 29.1% to RMB4,102.6 million in 2018 from RMB3,178.0 million in 2017. This increase in revenue was primarily the result of greater freight volume, which increased by 25.8% and a 2.6% increase in average revenue per tonne, compared to 2017. The increase in average revenue per tonne was primarily due to upward price adjustments and a greater proportion of long-distance freight volumes in connection with the expansion of our freight network.

Supply Chain Management. Our supply chain management service revenue increased by 29.6% to RMB2,074.4 million in 2018 from RMB1,601.0 million in 2017. Such increase was primarily attributable to an increase in fulfillment and transportation revenue from both existing and new customers.

Store+. Our BEST Store+ service revenue increased by 27.8% to RMB2,845.0 million in 2018 from RMB2,226.0 million in 2017, primarily due to an increase in merchandise sales to branded and membership stores. The number of store orders fulfilled increased by 28.6% compared to 2017.

Others. Revenue from our other services increased by 523.5% to RMB1,236.1 million in 2018 from RMB198.3 million in 2017, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to our ecosystem participants.

Cost of Revenue

Our cost of revenue increased by 36.0% to RMB26,519.8 million in 2018 from RMB19,504.0 million in 2017. The increase was primarily attributable to increases in cost of revenue across our various service lines, as discussed below. Cost of revenue as a percentage of revenue decreased to 94.8% in 2018 from 97.6% in 2017, which was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Express. Cost of revenue for our express services increased by 36.0% to RMB16,915.8 million in 2018 from RMB12,435.6 million in 2017. This increase in cost of revenue was primarily attributable to a 45.1% increase in parcel volume to 5,470.1 million in 2018 from 3,769.4 million in 2017, which resulted in higher last-mile and transportation costs. Cost of revenue as a percentage of revenue from our express delivery services decreased to 95.6% in 2018 from 97.3% in 2017, primarily due to economies of scale resulting from significant increase in our parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight. Cost of revenue for our freight services increased by 17.3% to RMB3,946.0 million in 2018 from RMB3,362.7 million in 2017. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 25.8% to 5.4 million tonnes in 2018 from 4.3 million tonnes in 2017. Cost of revenue as a percentage of revenue from our freight services decreased to 96.2% in 2018 from 105.8% in 2017, primarily due to economies of scale resulting from significant increase in our freight volume, as well as increased operational efficiency resulting from our proactive cost-control measures and continuous technology improvements and applications.

Supply Chain Management. Cost of revenue for our supply chain management services increased by 31.1% to RMB1,970.1 million in 2018 from RMB1,502.6 million in 2017. This increase in cost of revenue was primarily due to the 24.3% increase in the number of orders fulfilled by our self-operated Cloud OFCs and the addition of new self-operated Cloud OFCs, which resulted in additional lease, transportation, and labor costs. The number of orders fulfilled by our self-operated Cloud OFCs increased to 164.4 million in 2018 from 132.2 million in 2017. The number of our self-operated Cloud OFCs increased to 115 as of December 31, 2018 from 99 as of December 31, 2017. Cost of revenue as a percentage of revenue from our supply chain management services increased to 95.0% in 2018 from 93.9% in 2017, primarily due to ramp-up of certain self-operated Cloud OFCs.

Store+. Cost of revenue for our BEST Store+ services increased by 24.9% to RMB2,589.9 million in 2018 from RMB2,072.9 million in 2017, primarily due to the significant increase in the amount of merchandise sold to membership stores as well as the cost of revenue attributable to WOWO following its acquisition in May 2017. Cost of revenue as a percentage of revenue from our BEST Store+ services decreased to 91.0% in 2018 from 93.1% in 2017, primarily due to a reduction in average procurement cost driven by the significant increase in volume purchased from merchandise suppliers resulting from an expansion of sales volume in 2018.

Others. Cost of revenue for our other services increased by 742.5% to RMB1,098.0 million in 2018 from RMB130.3 million in 2017 in connection with increased revenue generation from BEST UCargo, BEST Capital and BEST Global.

Operating Expenses

Operating expenses increased by 19.1% to RMB2,099.1 million in 2018 from RMB1,762.0 million in 2017. Operating expenses as a percentage of our total revenue decreased to 7.5% in 2018 from 8.8% in 2017. This decrease was mainly due to faster growth in revenue and economies of scale as well as reduction of share-based compensation expense.

Selling Expenses. Selling expenses increased by 28.6% to RMB893.9 million in 2018 from RMB694.9 million in 2017. This increase was primarily attributable to increased selling expenses in connection with the growth of our operations, an increase in shipping and handling costs related to the delivery of merchandise to our branded and membership stores.

General and Administrative Expenses. General and administrative expenses increased by 10.0% to RMB1,020.7 million in 2018 from RMB928.2 million in 2017. This increase was primarily attributable to increased staff costs in connection with the growth of our operations, partially offset by a reduction in share-based compensation expenses allocated to general and administrative functions.

Research and Development Expenses. Research and development expenses increased by 32.8% to RMB184.6 million in 2018 from RMB139.0 million in 2017. This increase was primarily due to increased investments in technology and research and development professionals, partially offset by a reduction in share-based compensation expenses allocated to research and development functions.

Interest Income

Our interest income increased to RMB102.8 million in 2018 from RMB75.1 million in 2017, primarily due to higher yields generated from our cash and cash equivalents, restricted cash and short-term investment balance.

Interest Expense

Our interest expenses increased to RMB75.1 million in 2018 from RMB47.2 million in 2017, primarily a result of increased short-term bank loan in 2018 compared with 2017, as we incur multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of RMB6.5 million in 2018 as compared to RMB 6.3 million in 2017, primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income increased to RMB171.4 million in 2018 from RMB56.0 million in 2017, primarily due to unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative, an increase in government subsidies and other miscellaneous fees.

Other Expense

Other expenses increased to RMB30.7 million in 2018 from RMB18.5 million in 2017, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB11.9 million in 2018 and RMB9.9 million in 2017, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net loss decreased to RMB508.4 million in 2018 from RMB1,228.1 million in 2017.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, redeemable convertible preferred shares, convertible senior notes and short-term borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2019, we had cash and cash equivalents of RMB1,994.7 million (US$286.5 million) and restricted cash (current portion) of RMB1,786.8 million (US$256.7 million). As of December 31, 2019, we had short-term bank loans of RMB2,510.5 million (US$360.6 million), of which RMB1,550.5 million (US$222.7 million) were cash-collateralized. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019 was 4.27%. We also had borrowing from third party financing lease companies of RMB 40.0 million (US$5.8 million) as well as securitization debt of RMB104.9 million (US$15.1 million), which are due within the next 12 months as of December 31, 2019.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIEs and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiaries and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business” and “—Statutory Reserves.”

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	25,602	637,204	852,833	122,502
Net cash used in investing activities	(4,105,923)	(1,230,953)	(1,912,482)	(274,711)
Net cash generated from financing activities	3,730,859	557,149	2,011,812	288,978
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(48,241)	53,179	5,644	811
Net (decrease)/increase in cash, cash equivalents and restricted cash	(397,703)	16,579	957,807	137,580
Cash, cash equivalents and restricted cash at the beginning of the year	3,380,532	2,982,829	2,999,408	430,838
Cash, cash equivalents and restricted cash at the end of the year	2,982,829	2,999,408	3,957,215	568,418

Operating Activities

Net cash generated from operating activities was RMB852.8 million (US$122.5 million) in 2019, compared to RMB637.2 million generated from operating activities in 2018. This increase was primarily due to a decrease of RMB289.3 million (US$41.6 million) in net loss, which was mainly attributable to economies of scale resulting from a significant increase in our parcel and freight volume, as well as an increase in operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Our Express and Freight segments drove the significant improvement in profitability. Gross profit margin for express delivery services increased from 4.4% in 2018 to 4.7% in 2019 and revenue generated from express delivery services increased by RMB4,104.7 million (US$589.6 million), while gross profit margin for freight delivery services increased from 3.8% in 2018 to 5.5% in 2019 and revenue generated from freight delivery services increased by RMB1,121.7 million (US$161.1 million). In addition, due to improved operating leverage and efficiencies and cost-control measures, our expenditures for employee compensation, rental costs and selling and general administrative expenses increased at a slower rate than our growth in revenues.

The largest source of operating cash flows are service fees for express and freight delivery services collected from our customers. Our customers are required to prepay these service fees before they drop off parcels and freight shipments at our self-operated service stations, hubs or sortation centers. At the same time, our major suppliers, such as our fleet of independent transportation service providers, grant us credit terms ranging from 30 to 90 days, which allows us to pay for our transportation costs after we have received cash from customers and complete the services. Due to the business models of our express and freight delivery services described above and the continued growth and expansion of our operations, our net cash generated from operating activities increased significantly.

Net cash generated from operating activities increased to RMB637.2 million in 2018 from RMB25.6 million in 2017. This increase was primarily due to a decrease of RMB719.7 million in net loss, which was mainly attributable to economies of scale resulting from a significant increase in our parcel and freight volume, as well as an increase in operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Our Express and Freight segments drove the significant improvement in profitability. Gross profit margin for express delivery services increased from 2.7% in 2017 to 4.4% in 2018 and revenue generated from express delivery services increased by RMB4,916.6 million, while gross profit margin for freight delivery services increased from negative 5.8% in 2017 to positive 3.8% in 2018 and revenue generated from freight delivery services increased by RMB924.6 million. In addition, due to improved operating leverage and efficiencies and cost-control measures, our expenditures for employee compensation, rental costs and selling and general administrative expenses increased at a slower rate than our growth in revenues. Due to the business models of our express and freight delivery services described above and the continued growth and expansion of our operations, the improvement in profitability of these two business segments led to the increase in our net operating cash inflow from 2017 to 2018.

Investing Activities

Net cash used in investing activities was RMB1,912.5 million (US$274.7 million) in 2019, which was primarily due to (i) payments for purchase of property and equipment of RMB1,497.7 million (US$215.1 million), which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network; and (ii) origination of lease rental and other financing receivables of RMB850.2 million (US$122.1 million), mainly for financing lease related services provided to franchisee partners and transportation service providers. The above factors were partially offset by receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB697.4 million (US$100.2 million).

Net cash used in investing activities was RMB1,231.0 million in 2018, which was primarily due to (i) origination of lease rental and other financing receivables of RMB1,556.2 million, mainly for financing lease related services provided to franchisee partners and transportation service providers; and (ii) payments for purchase of property and equipment of RMB1,077.8 million, which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network. The above factors were partially offset by a net change in short-term investments of RMB1,398.7 million, which were proceeds from maturities of short-term investments of RMB5,729.6 million offset by purchase of short-term investments of RMB4,330.9 million.

Net cash used in investing activities was RMB4,105.9 million in 2017, which was primarily due to payments for purchase of property and equipment used in the expansion and optimization of our express service, freight service and supply chain service network.

Financing Activities

Net cash generated from financing activities was RMB2,011.8 million (US$289.0 million) in 2019, which was mainly due to (i) proceeds from issuance of convertible senior notes of RMB1,378.3 million (US$198.0 million), partially offset by the acquisition of capped calls of RMB159.1 million (US$22.9 million); (ii) proceeds from short-term bank loans of RMB3,810.1 million (US$547.3 million), partially offset by repayment of short-term bank loans of RMB3,215.4 million (US$461.9 million); and (iii) proceeds from issuance of asset-backed securities of RMB262.3 million (US$37.7 million), partially offset by repayment of asset-backed securities of RMB157.4 million (US$22.6 million).

Net cash generated from financing activities was RMB557.1 million in 2018, which was mainly due to proceeds from short-term bank loans of RMB3,417.7 million, partially offset by repayment of short-term bank loans of RMB2,851.2 million.

Net cash generated from financing activities was RMB3,730.9 million in 2017, which was primarily due to proceeds from issuance of American depositary shares, net of issuance cost, of RMB3,130.2 million and proceeds from short-term bank loans of RMB1,901.9 million, partially offset by the repayment of short-term bank loans of RMB1,189.4 million.

Convertible Senior Notes

In September 2019, we completed an offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers’ option to purchase additional notes), including US$100 million principal amount of notes sold to an entity affiliated with Alibaba Group Holding Limited. These convertible senior notes were offered to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The notes will mature on October 1, 2024. Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs equal to the conversion rate. The notes may be converted into our ADSs at an initial conversion rate of 141.8440 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$7.05 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2017, 2018 and 2019, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenue:
Express	12,850,067	17,740,176	21,839,107	3,136,991
Freight	3,178,850	4,115,606	5,233,542	751,751
Supply Chain Management	1,854,356	2,326,487	2,381,848	342,131
Store +	2,226,034	2,845,141	2,817,202	404,666
Others	649,784	2,759,499	4,398,603	631,820
Inter-segment eliminations	(769,529)	(1,825,930)	(1,494,413)	(214,659)
Total revenue	19,989,562	27,960,979	35,175,889	5,052,700
Cost of revenue:
Express	12,508,090	16,953,251	21,150,925	3,038,140
Freight	3,363,457	3,963,172	4,997,270	717,813
Supply Chain Management	1,746,999	2,224,749	2,270,514	326,139
Store +	2,072,912	2,590,022	2,495,503	358,457
Others	573,581	2,609,846	3,611,969	518,827
Inter-segment eliminations	(761,028)	(1,821,198)	(1,309,318)	(188,072)
Total cost of revenue	19,504,011	26,519,842	33,216,863	4,771,304
Gross (loss)/profit:
Express	341,977	786,925	688,182	98,851
Freight	(184,607)	152,434	236,272	33,938
Supply Chain Management	107,357	101,738	111,334	15,992
Store +	153,122	255,119	321,699	46,209
Others	76,203	149,653	786,634	112,993
Inter-segment eliminations	(8,501)	(4,732)	(185,095)	(26,587)
Total gross profit	485,551	1,441,137	1,959,026	281,396

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue by Segment

Segment revenue of our Supply Chain Management segment, Express segment and Freight segment increased from 2018 to 2019 primarily due to increase in segment revenue from external customers. Segment revenue of our Store+ segment decreased from 2018 to 2019 primarily due to a decrease in the number of orders fulfilled for membership stores, partially offset by an increase in the number of orders fulfilled for branded stores. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.” Others segment revenue increased from 2018 to 2019 primarily due to increases in segment revenue generated from services provided by BEST UCargo to external customers and our Supply Chain Management, Express and Freight segments, as well as segment revenue generated from our Global service line.

Cost of Revenue by Segment

Segment cost of revenue of our Supply Chain Management segment, Express segment and Freight segment increased from 2018 to 2019 primarily due to increases in lease, transportation and labor costs commensurate with significant increases in volume and expansion of the services provided by our company to its customers. Segment cost of revenue of our Store+ segment decreased from 2018 to 2019 due to the decrease of merchandise sold by our BEST Store+ business in line with the decrease of revenue. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.” Others segment cost of revenue increased from 2018 to 2019 primarily due to segment cost of revenue attributable to services provided by BEST UCargo to external customers and to our Supply Chain Management, Express and Freight segments, as well as the increased cost with expansion of our BEST Global business to Thailand and Vietnam.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue by Segment

Segment revenue of our Supply Chain Management segment, Express segment, Freight segment and Store+ segment increased from 2017 to 2018 primarily due to increase in segment revenue from external customers. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.” Others segment revenue increased from 2017 to 2018 primarily due to increases in segment revenue generated from services provided by BEST UCargo to our Supply Chain Management, Express and Freight segments, as well as segment revenue generated from financing lease services provided by BEST Capital to our ecosystem participants.

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

As of December 31, 2018 and 2019, our PRC subsidiaries had appropriated RMB3,771 and RMB4,641 (US$667), respectively, in its statutory reserves.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.Research and Development, Patents and Licenses, etc.

Technology and Service Offering Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Our Service Offerings.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing as of the end of 2019. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.Off-Balance Sheet Arrangements

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands of RMB)
Short-term bank loans	2,510,500	2,510,500	—	—	—
Borrowings from third party financing lease companies (1)	81,278	40,167	41,111	—	—
Securitization debt	104,899	104,899	—	—	—
Convertible senior notes (1), (3)	1,395,240	—	—	1,395,240	—
Financing lease obligations	4,205	1,643	2,018	544	—
Operating lease obligations (2)	5,671,457	1,343,383	2,034,058	1,345,741	948,275
Capital expenditure commitments	963,841	963,841	—	—	—
Total	10,731,420	4,964,433	2,077,187	2,741,525	948,275
(1)	The amounts disclosed represent future contractual payments for the principal portion of the borrowing which may differ from the balances recognized on our consolidated balance sheet as of December 31, 2019, which are accounted for on an amortized cost basis and accreted up to the principal amounts due at the repayment date.
(2)	Operating lease obligations represent our obligations for leasing offices, warehouses, hub and sortation center facilities and equipment, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 9 to our audited consolidated financial statements.
(3)	The aggregate scheduled maturities of RMB1,395.2 million (US$200.0 million) of the convertible senior notes will be repaid when they become due in 2024, assuming no conversion or redemption prior to the maturity and convertible senior note bondholders hold the notes until maturity.

G.Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●            our goals and growth strategies;

●            our future business development, financial condition and results of operations;

●            trends in the logistics and supply chain industry in China and globally;

●            competition in our industry;

●            fluctuations in general economic and business conditions in China and other regions where we operate;

●            the regulatory environment in which we and companies integral to our ecosystem operate;

●            our proposed use of proceeds from our initial public offering; and

●            assumptions underlying or related to any of the foregoing.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management as of the date of this annual report:

Name	Age	Position/Title
Shao-Ning Johnny Chou	58	Chairman and chief executive officer
Lin Wan	44	Director
Jun Chen	46	Director
Mark Qiu	55	Director
George Chow	52	Director, chief strategy and investment officer
Quan Hao	61	Director
Wenbiao Li	53	Director
Gloria Fan	55	Chief financial officer
Mangli Zhang	63	Senior vice president, general manager of supply chain management service line
Shaohua Zhou	47	Senior vice president, general manager of express service line
Tao Liu	43	Senior vice president, general manager of freight service line
Bo Liu	48	Senior vice president, general manager of store+ service line
Xingjun Yuan	45	Vice president, general manager of UCargo service line
Feng Dong	37	General manager of financial service line
Yanbing Zhang	44	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	48	Senior vice president of human resources and administration

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

Ms. Quan Hao has served as our independent director since September 2017. Ms. Hao currently also serves as an independent non-executive director of Legend Holdings Corporation and HSBC Bank (China) Company Limited. From 2001 to 2015, Ms. Hao had been a partner of KPMG China, and originally joined KPMG USA in 1993. From 1982 to 1989, Ms. Hao served as a lecturer at Renmin University of China. Ms. Hao received a bachelor’s degree in economics from Renmin University of China and an MBA degree from Temple University. Ms. Hao obtained her certified public accountant qualification in the PRC and California, USA.

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

Ms. Gloria Fan currently services as our chief financial officer. Prior to joining us in November 2019, she served as CFO of Corporate Visions, Inc., a software as a service company, from September 2015. Previously Ms. Fan spent nearly 10 years as CFO for a number of clean technology companies, including Bridgelux, Inc. and ClearEdge Powers, Inc. From 1999 to 2006, Ms. Fan worked at UTStarcom Inc. where she held senior management roles including Vice President of Finance and Global Business Operations and oversaw the company’s listing on the NASDAQ. Ms. Fan passed the U.S. CPA exam, and she holds a Master of Science degree from Purdue University.

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

Mr. Xingjun Yuan currently serves as the vice president and general manager of our UCargo service line. Before that, between 2011 and 2018, Mr. Yuan had held various positions with our company as warehouse manager and transportation director of our supply chain management service line. Prior to joining us, Mr. Yuan had served as a logistics manager at UTStarcom China. Mr. Yuan passed the examination of CILT and received his master’s degree in international trade and finance from Leeds Metropolitan University (now known as Leeds Beckett University).

Mr. Feng Dong currently serves as general manager of our financial service line. Prior to joining us in 2015, Mr. Dong had held various positions at the Hangzhou branch of China Guangfa Bank, including product supervisor at the Global Transaction Services (GTS) department. Mr. Dong graduated from Southwestern University.

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

B.Compensation

For the year ended December 31, 2019, we paid an aggregate of approximately US$3.0 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Term

The 2008 equity and performance incentive plan expired in June 2018. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Vesting Schedule

In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Amendment and Termination of Plan

Our board of directors may at any time amend, alter or discontinue the 2008 equity and performance incentive plan, subject to certain exceptions.

Granted Options

As of February 29, 2020, we had outstanding options with respect to 4,246,560 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

The table below summarizes, as of February 29, 2020, the options we had granted to our directors and executive officers under the 2008 equity and performance incentive plan:

	Number of
	shares	Exercise
	underlying	price
	options	(US$ per
Name	granted	share)	Grant date	Expiration date
George Chow	*	0.75	June 30, 2017	June 30, 2032
Mangli Zhang	*	0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2018 to September 30, 2032
Shaohua Zhou	*	0.50 or 0.75	Various dates from December 31, 2009 to September 30, 2017	Various dates from December 31, 2024 to September 30, 2032
Tao Liu	*	0.50 or 0.75	Various dates from June 30, 2009 to Sep 30, 2017	Various dates from June 30, 2024 to Sep 30, 2032
Bo Liu	*	0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2027 to September 30, 2032
Xingjun Yuan	*	0.75	Various dates from December 31, 2011 to December 31, 2017	Various dates from December 31, 2026 to December 31, 2032
Feng Dong	*	0.75	Various dates from June 30, 2016 to December 31, 2017	Various dates June 30, 2031 to December 31, 2032
Yanbing Zhang	*	0.01, 0.50 or 0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2023 to September 30, 2032
Jimei Liu	*	0.01 or 0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2023 to September 30, 2032

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

The 2017 equity incentive plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued pursuant to equity-based awards granted under the plan. In addition, the number of Class A ordinary shares available for issuance under the 2017 equity incentive plan automatically increased by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and will automatically be increased on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the plan does not exceed 10% of our total outstanding shares at the end of the preceding calendar year. As a result, as of January 1, 2020, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 equity incentive plan has been increased to 20,025,938 Class A ordinary shares. No more than 10,000,000 Class A ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any award (or portion thereof) under the 2017 equity incentive plan terminates, expires, lapses or is cancelled for any reason without being vested or exercised, as applicable, the Class A ordinary shares subject to such award will again be available for future grant.

Granted Options and Restricted Share Units

As of February 29, 2020, we had outstanding restricted share units with respect to 6,815,989 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 29, 2020, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Number of
restricted
share units
Name	granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2020	Various dates from June 1, 2028 to January 1, 2030
Mark Qiu	*	Various dates from February 1, 2018 to February 1, 2020	Various dates from February 1, 2028 to February 1, 2030
George Chow	*	Various dates from March 1, 2018 to August 1, 2019	Various dates from March 1, 2028 to August 1, 2029
Quan Hao	*	Various dates from February 1, 2018 to February 1, 2020	Various dates from February 1, 2028 to February 1, 2030
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2020	Various dates from February 1, 2028 to February 1, 2030
Gloria Fan	*	November 30, 2019	November 30, 2029
Mangli Zhang	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029
Shaohua Zhou	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029
Tao Liu	*	Various dates from March 1, 2018 to August 1, 2019	Various dates from March 1, 2028 to August 1, 2029
Bo Liu	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029
Xingjun Yuan	*	Various dates from March 1, 2018 to August 1, 2019	Various dates from March 1, 2028 to August 1, 2029
Feng Dong	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029
Yanbing Zhang	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029
Jimei Liu	*	Various dates from March 1, 2018 to March 1, 2019	Various dates from March 1, 2028 to March 1, 2029

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

C.Board Practices

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●            selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

●            pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

●            considering the adequacy of our internal accounting controls and audit procedures;

●            reviewing with the independent auditor any audit problems or difficulties and management’s response;

●            reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 7B of Form 20-F;

●            reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;

●            establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●            meeting separately, periodically, with management, internal auditors and the independent auditor; and

●            reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Mark Qiu, Mr. Lin Wan and Mr. George Chow. Mr. Mark Qiu is the chairman of our compensation committee. Mr. Mark Qiu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Corporate Governance Rules.

Our compensation committee is responsible for, among other things:

●            reviewing, evaluating and, if necessary, revising our overall compensation policies;

●            reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;

●            reviewing and approving our executive officers’ employment agreements with us;

●            determining performance targets for our executive officers with respect to our annual bonus plan and share incentive plans;

●            administering our share incentive plans in accordance with the terms thereof; and

●            carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

Our corporate governance and nominating committee is responsible for, among other things:

●            selecting the board nominees for election by the shareholders or appointment by the board;

●            periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●            making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●            advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

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

D.Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 29, 2020 by:

●            each of our directors and executive officers;

●            our directors and executive officers as a group; and

●            each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

The calculations in the table below are based on (i) 247,783,865 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 29, 2020. The aforesaid 247,783,865 Class A ordinary shares excludes the 2,864,587 Class A ordinary shares issued to our depositary bank as of February 29, 2020 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
Lin Wan	—	—	—	—	—	—	—
Jun Chen	—	—	—	—	—	—	—
Mark Qiu	*	*	—	—	—	—	**
George Chow	6,653,937	2.7	—	—	—	—	**
Quan Hao	*	*	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Gloria Fan	—	—	—	—	—	—	—
Mangli Zhang	*	*	—	—	—	—	**
Shaohua Zhou	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Bo Liu	*	*	—	—	—	—	**
Xingjun Yuan	*	*	—	—	—	—	**
Feng Dong	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Directors and Executive officers as a Group	8,240,829	3.3	—	—	47,790,698	100.0	46.6
Alibaba Group Holding Limited(1)	24,184,400	9.2	94,075,249	100.0	—	—	46.2
Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
CR Entities (2)	33,548,304	13.5	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(3)	12,702,068	5.1	—	—	—	—	0.4
*	Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	Holds less than 1% of voting power of our total ordinary shares outstanding.
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

(1)

The number of ordinary shares beneficially owned was reported in an Amendment No. 2 to Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on September 19, 2019, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs held by Alibaba Investment Limited, (ii) 14,184,400 Class A ordinary shares, represented by ADSs, convertible at any time from 1.75% Convertible Senior Notes Due 2024 in the principal amount of US$100,000,000 at the option of Alibaba Investment Limited, the holder of such senior notes issued by us in September 2019, (iii) 75,831,692 Class B ordinary shares held by Alibaba Investment Limited, and (iv) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is a British Virgin Islands company wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 63% equity interest in Cainiao Smart Logistics Network Limited as of November 8, 2019 as disclosed in the current report on Form 6-K filed with the SEC by Alibaba Group Holding Limited on November 8, 2019. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 63% equity interest in Cainiao Smart Logistics Network Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.

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

(3)

The number of ordinary shares beneficially owned was reported in a Schedule 13G filed by The Goldman Sachs Group, Inc. and other reporting persons on February 14, 2020 and consists of an aggregate of 12,702,068 Class A ordinary shares owned by Broad Street Principal Investments, L.L.C., Bridge Street 2014, L.P., Stone Street 2014, L.P., MBD 2014, L.P., Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. (collectively, the “GS Stockholders”), and are owned, or may be deemed to, or to have been beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”). MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014, L.P. and MBD 2014 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of the other GS Investing Entities. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts and is the investment manager of the GS Stockholders. Each of the GS Group, Broad Street Principal Investments, L.L.C., MBD Advisors, L.L.C. and Bridge Street Opportunity Advisors, L.L.C. is a limited liability company incorporated in Delaware. Each of MBD 2014, L.P., Bridge Street 2014, L.P. and Stone Street 2014, L.P. is a Delaware limited partnership. Goldman Sachs is a limited liability company incorporated in New York. Each of Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. is a Cayman Islands limited partnership.

To our knowledge, as of February 29, 2020, 160,346,712 Class A ordinary shares or 64.7% of our outstanding Class A ordinary shares were held by eight record holders in the United States, including our ADS depositary bank, which held 152,172,268 Class A ordinary shares or 61.4% of our outstanding Class A ordinary shares (excluding 2,864,587 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 29, 2020, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.”

Convertible Senior Notes

In September 2019, we completed an offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers’ option to purchase additional notes), including US$100 million principal amount of notes sold to an entity affiliated with Alibaba Group Holding Limited. The notes will mature on October 1, 2024. Holders may convert their notes at their option into our ADSs at an initial conversion rate of 141.8440 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$7.05 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Shareholders Agreement

On April 5, 2016, we, our subsidiaries, Hangzhou BEST Network, and all of our then-existing shareholders entered into the shareholders agreement, as amended on September 6, 2017, which replaced and superseded our previous shareholders agreements. The shareholders agreement addresses certain matters in relation to shareholder rights, corporate governance arrangements and other related obligations. Except for the shareholder and director nomination right of Alibaba Investment Limited, or AIL, with respect to Hangzhou BEST Network, a VIE, our non-compete undertaking to AIL and certain registration rights, all other rights and obligations of us and the shareholders under the shareholders agreement terminated upon completion of our initial public offering.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management and express delivery services to Cainiao Network, and the related service fees amounted to RMB490.0 million, RMB652.4 million and RMB814.9 (US$117.0 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had balances of RMB164.9 million, RMB197.5 million and RMB241.0 million (US$34.6 million), respectively, due from Cainiao Network, which represent service fees payable to us.

Cainiao Network leased warehouses to us resulting in rental expense of RMB8.7 million, RMB9.1 million and RMB9.9 million (US$1.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Cainiao Network introduced customers to us and we incurred commission fees of nil, RMB3.5 million and RMB0.2 million (US$0.02 million) to Cainiao Network for the years ended December 31, 2017, 2018 and 2019, respectively. Cainiao Network also paid on our behalf certain operating costs of RMB19.9 million, RMB 16.4 million and RMB9.9 million (US$1.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31,2018 and 2019, we had a balance of RMB12.4 million and RMB6.1 million (US$0.9 million), respectively, due to Cainiao Network, which represents rental expenses, commission fees and operating costs payable by us.

Alibaba Cloud Computing Co. Ltd. (“Ali Cloud”), an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of nil, RMB4.8 million and RMB9.7 million (US$1.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had a balance of nil and RMB 0.4 million (US$0.06 million), respectively, due from Ali Could, which represents service fees prepaid to Ali Cloud.

We provided express delivery service to Lazada Express Limited (“Lazada”), an affiliate of Alibaba, and the related service fees amounted to nil, nil and RMB10.7 million (US$1.5 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had a balance of nil and RMB5.3 million (US$0.8 million), respectively, due from Lazada, which represents service fees payable to us.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

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

ITEM 10.ADDITIONAL INFORMATION

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

C.          Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those disclosed elsewhere in this annual report.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:

●            an individual citizen or resident of the U.S.;

●            a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●            an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●            a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●            a U.S. expatriate or one of certain former citizens or long-term residents of the U.S.;

●            a broker or dealer in securities or currencies;

●            a financial institution;

●            a regulated investment company;

●            a real estate investment trust;

●            an insurance company;

●            a tax-exempt organization or governmental organization;

●            a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●            a trader in securities that has elected the mark-to-market method of accounting for your securities;

●            a person liable for alternative minimum tax;

●            a person who acquired the ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●            a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●            a partnership or other pass-through entity for U.S. federal income tax purposes;

●            a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●            a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Any dividends that you receive (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our common shares, are readily tradable on an established securities market in the U.S. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC, or the Treaty. In that case, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the U.S., and whether or not the shares are represented by ADSs. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to become one in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

In general, we will be a PFIC for any taxable year in which:

●            at least 75% of our gross income is passive income, or

●            at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. For U.S. federal income tax purposes, we consider ourselves to own the stock of our VIEs. If it is determined, contrary to our view, that we do not own the stock of our VIEs for U.S. federal income tax purposes (for instance, because the relevant Chinese authorities do not respect these arrangements), that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●            the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

●            the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●            the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends” except the lower rate applicable to qualified dividend income would not apply.

Your adjusted basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes (as discussed below). You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election, under Section 1295 of the Code is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to U.S. federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under U.S. federal income tax principles, nor do we intend to provide U.S. Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your adjusted basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the U.S. (and in certain cases, outside the U.S.), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

D.American Depositary Shares

In September 2017, we appointed Citibank, N.A., or Citibank, as the depositary bank for our ADR program. We entered into a deposit agreement with Citibank, as depositary, and all holders from time to time of our ADRs on September 22, 2017.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

●      Issuance of ADSs (e.g.,  an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued

● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

● ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

●            taxes (including applicable interest and penalties) and other governmental charges;

●            the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●            certain cable, telex and facsimile transmission and delivery expenses;

●            the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

●            the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

●            the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Payments by Depositary

In early 2020, we received total payments of approximately US$2.1 million from Citibank, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program-related expenses, after deduction of applicable U.S. taxes, for the year 2019.

PART II

ITEM  13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM  14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

E.Use of Proceeds

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

For the period from September 19, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we used approximately US$360.7 million of the net proceeds from our initial public offering to expand and optimize our express, freight and supply chain service network as well as for us to provide financing services to our ecosystem participants through BEST Capital. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) continued investments in our technology infrastructure and development of additional services and solutions, (ii) further expansion of our integrated logistics and supply chain service network and BEST Store+ network, and (iii) general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

ITEM 15.CONTROLS AND PROCEDURES

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of Ms. Quan Hao and Mr. Mark Qiu, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.CODE OF ETHICS

We have adopted a code of business conduct and ethics which applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our F-1 registration statement (File No. 333-218959), as amended, initially filed with the Securities and Exchange Commission on June 26, 2017, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at ir.best-inc.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended
	December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	1,599	1,681
All Other Fees(2)	—	210
Total	—	1,891

(1)“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)“All Other Fees” represents transaction advisory services related to certain restructuring in each of the fiscal years listed for services rendered by our principal auditors associated with certain due diligence projects in 2019.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. We did not repurchase any ADS in 2019, being the period covered by this annual report.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

●            In respect of independent directors on our board of directors: As our home country practice does not require a majority of our board of directors to be independent, only three of our seven directors are independent.

●            In respect of the oversight of our executive officer compensation and director nominations matters: As our home country practice does not require independent director oversight of executive officer compensation and director nomination matters, our compensation and corporate governance and nominating committees are not comprised solely of independent directors.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.FINANCIAL STATEMENTS

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

Exhibit Number	Description of Exhibits
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

*2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

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

*4.18

Indenture, dated September 17, 2019, between the Registrant and Citicorp International Limited, as Trustee, relating to the issuance of the Registrant’s 1.75% Convertible Senior Notes due 2024 in the aggregate principal amount of US$200 million.

*4.19	Loan Agreement between BEST Logistics Technology (China) Co., Ltd., Wei Chen and Lili He, dated April 8, 2020 (English Translation).

*4.20

Exclusive Technical Services Agreement between Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.) and BEST Logistics Technology (China) Co., Ltd., dated October 23, 2019 (English Translation).

*4.21

Equity Pledge Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation).

Exhibit Number	Description of Exhibits
*4.22

Shareholders’ Voting Rights Proxy Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Inc., BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation).

*4.23

Exclusive Call Option Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Inc. BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation).

*8.1	List of Subsidiaries.

11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-218959), initially filed with the Securities and Exchange Commission on June 26, 2017).

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King and Wood Mallesons

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

*       Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
		Name:	Shao-Ning Johnny Chou
		Title:	Chairman and Chief Executive Officer
Date: April 17, 2020

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ (deficit)/equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 17, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach in the year ended December 31, 2018 and changed its method for accounting for leases using a modified retrospective approach in the year ended December 31, 2019.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Goodwill impairment assessment for the Store+ reporting unit

Description of the Matter

At December 31, 2019, the Company’s total goodwill was RMB490,986 thousand of which RMB201,668 thousand is allocated to the Store+ reporting unit. As discussed in Note 2 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. For the year ended December 31, 2019, the Group performed a quantitative assessment for the Store+ reporting unit by estimating the fair value of the reporting unit based on an income approach.

Auditing management’s annual goodwill impairment test for the Store+ reporting unit was complex and highly judgmental due to the significant estimation required by management in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the discount rate, revenue growth rates and operating margin, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process, including management’s review of the significant assumptions used in estimating the fair value of the Store+ reporting unit.

To test the estimated fair value of the Store+ reporting unit, we performed audit procedures that included, among others, assessing the valuation methodology and testing the significant assumptions discussed above and the underlying data used by the Company in its quantitative assessment. We compared the revenue growth rates and operating margins used by management to the historical performance of the reporting unit, current industry and economic trends and other relevant external data. We involved our valuation specialists to assist in benchmarking the discount rate used by management to comparable companies. We recalculated the fair value of the Store+ reporting unit based on management’s significant assumptions and compared it to the carrying value. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the fair value of the reporting unit that would result from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BEST Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BEST Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, BEST Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ (deficit)/equity for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 17, 2020 expressed an unqualified opinion thereon.

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

April 17, 2020

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 and 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,630,444	1,994,683	286,518
Restricted cash		1,278,326	1,786,832	256,662
Accounts and notes receivables, net of allowance of RMB25,105 and RMB86,152 (US$12,375) as of December 31, 2018 and 2019, respectively	5	1,046,844	1,229,083	176,547
Inventories		151,031	140,006	20,111
Prepayments and other current assets	6	1,904,846	2,582,577	370,964
Short-term investments		1,007,329	1,057,598	151,914
Lease rental receivables	9	613,439	650,912	93,498
Amounts due from related parties	21	197,488	246,758	35,445
Total current assets		7,829,747	9,688,449	1,391,659
Non-current assets:
Property and equipment, net	7	2,064,657	2,939,379	422,215
Intangible assets, net	8	143,810	121,587	17,465
Goodwill	11	469,076	490,986	70,526
Long-term investments	10	214,339	230,855	33,160
Non-current deposits		77,043	127,191	18,270
Other non-current assets		45,531	262,129	37,652
Operating lease right-of-use assets	9	—	4,378,804	628,976
Lease rental receivables	9	1,431,441	1,077,776	154,813
Restricted cash		90,638	175,700	25,238
Total non-current assets		4,536,535	9,804,407	1,408,315
Total assets		12,366,282	19,492,856	2,799,974
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB4,357,649 and RMB5,967,835 (US$857,225) as of December 31, 2018 and 2019, respectively):

Short-term bank loans	12	1,782,900	2,510,500	360,611
Securitization debt	14	—	104,899	15,068
Accounts and notes payable		2,851,557	3,391,383	487,141
Accrued expenses and other liabilities	13	2,238,785	2,023,263	290,622
Customer advances and deposits and deferred revenue		1,219,230	1,489,510	213,955
Operating lease liabilities	9	—	1,035,252	148,705
Financing lease liabilities	9	2,851	1,363	196
Amounts due to related parties	21	12,429	6,140	882
Income tax payable	16	5,767	7,358	1,057
Total current liabilities		8,113,519	10,569,668	1,518,237

Non‑current liabilities (including non‑current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB4,357,649 and RMB1,967,870 (US$282,668) as of December 31, 2018 and 2019, respectively):

Convertible senior notes	15	—	1,360,208	195,382
Operating lease liabilities	9	—	3,482,634	500,249
Financing lease liabilities	9	745	2,072	298
Deferred tax liabilities	16	25,356	25,806	3,707
Other non-current liabilities		86,504	137,184	19,705
Total non-current liabilities		112,605	5,007,904	719,341
Total liabilities		8,226,124	15,577,572	2,237,578

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 and 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2018	2019	2019
		RMB	RMB	US$
Commitments and contingencies	24
Shareholders' equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 1,858,134,053 shares authorized as of December 31, 2018 and 2019; 250,648,452 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	20	16,532	16,532	2,375
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 94,075,249 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	20	6,178	6,178	887
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 47,790,698 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	20	3,278	3,278	471
Additional paid in capital		19,407,460	19,353,400	2,779,942
Accumulated deficit		(15,419,256)	(15,621,672)	(2,243,913)
Accumulated other comprehensive income	26	123,923	163,196	23,442
BEST Inc. shareholders’ equity		4,138,115	3,920,912	563,204
Non-controlling interests		2,043	(5,628)	(808)
Total shareholders’ equity		4,140,158	3,915,284	562,396
Total liabilities and shareholders’ equity		12,366,282	19,492,856	2,799,974

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenue from third parties
Express delivery		12,667,734	17,526,449	21,533,330	3,093,069
Freight delivery		3,178,044	4,102,610	5,224,355	750,432
Supply chain management		1,229,498	1,598,482	1,656,402	237,927
Store +		2,226,034	2,845,002	2,817,202	404,666
Others		198,253	1,236,084	3,119,048	448,023
		19,499,563	27,308,627	34,350,337	4,934,117
Revenue from related parties
Express delivery	21	118,545	176,420	274,268	39,396
Supply chain management	21	371,454	475,932	534,012	76,706
Others	21	—	—	17,272	2,481
		489,999	652,352	825,552	118,583
Total revenue		19,989,562	27,960,979	35,175,889	5,052,700

Cost of revenue
Express delivery		(12,435,550)	(16,915,801)	(20,779,992)	(2,984,859)
Freight delivery		(3,362,652)	(3,946,032)	(4,934,937)	(708,859)
Supply chain management		(1,502,570)	(1,970,105)	(2,052,006)	(294,752)
Store +		(2,072,912)	(2,589,883)	(2,495,503)	(358,457)
Others		(130,327)	(1,098,021)	(2,954,425)	(424,377)
Total cost of revenue		(19,504,011)	(26,519,842)	(33,216,863)	(4,771,304)

Gross profit		485,551	1,441,137	1,959,026	281,396
Selling expenses		(694,852)	(893,859)	(931,914)	(133,861)
General and administrative expenses		(928,188)	(1,020,671)	(1,109,545)	(159,376)
Research and development expenses		(139,009)	(184,581)	(243,392)	(34,961)
Total operating expenses		(1,762,049)	(2,099,111)	(2,284,851)	(328,198)

Loss from operations		(1,276,498)	(657,974)	(325,825)	(46,802)
Interest income		75,056	102,821	95,440	13,709
Interest expense		(47,154)	(75,060)	(79,486)	(11,417)
Foreign exchange loss		(6,320)	(6,533)	(6,420)	(922)
Other income		56,035	171,370	152,305	21,877
Other expense		(18,507)	(30,672)	(36,437)	(5,234)
Loss before income tax and share of net loss of equity investees		(1,217,388)	(496,048)	(200,423)	(28,789)
Income tax expense	16	(9,856)	(11,887)	(18,290)	(2,627)
Loss before share of net loss of equity investees		(1,227,244)	(507,935)	(218,713)	(31,416)
Share of net loss of equity investees		(816)	(456)	(355)	(51)
Net loss		(1,228,060)	(508,391)	(219,068)	(31,467)
Net loss attributable to non-controlling interests		(167)	(403)	(16,652)	(2,392)
Net loss attributable to BEST Inc.		(1,227,893)	(507,988)	(202,416)	(29,075)
Net loss per Class A, Class B and Class C ordinary share:
Basic	18	(8.28)	(1.32)	(0.52)	(0.07)
Diluted	18	(8.28)	(1.32)	(0.52)	(0.07)
Shares used in net loss per share computation:
Class A ordinary shares:
Basic	18	73,900,022	242,542,728	246,614,615
Diluted	18	148,237,982	384,408,675	388,480,562
Class B ordinary shares:
Basic	18	26,547,262	94,075,249	94,075,249
Diluted	18	26,547,262	94,075,249	94,075,249
Class C ordinary shares:
Basic	18	47,790,698	47,790,698	47,790,698
Diluted	18	47,790,698	47,790,698	47,790,698
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments		(133,767)	111,590	39,273	5,641
Comprehensive loss		(1,361,827)	(396,801)	(179,795)	(25,826)
Comprehensive loss attributable to non-controlling interests		(167)	(403)	(16,652)	(2,392)
Comprehensive loss attributable to BEST Inc.		(1,361,660)	(396,398)	(163,143)	(23,434)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(1,228,060)	(508,391)	(219,068)	(31,467)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share of net loss of equity investees		816	456	355	51
Fair value change of equity investments without readily determinable fair values under the measurement alternative	10	—	(64,628)	(14,155)	(2,033)
Deferred income tax	16	(1,680)	(6,332)	450	65
Depreciation and amortization		363,909	461,612	492,778	70,783
Lease expense to reduce operating lease right-of -use assets		—	—	773,512	111,108
Share-based compensation	19	298,963	109,107	98,504	14,149
Accretion on secured bank borrowings and convertible senior notes		—	—	17,760	2,551
Allowance for doubtful accounts and inventory provision		18,394	60,001	113,059	16,240
(Gain)/Loss on disposal of property and equipment		(3,065)	12,345	8,130	1,168
Gain on disposal of an equity method investment	10	—	—	(22)	(3)
Gain on disposal of a subsidiary	4	—	—	(4,040)	(580)
Foreign exchange loss		6,320	6,533	6,420	922
Changes in operating assets and liabilities:
Accounts and notes receivable		(268,272)	(415,318)	(283,114)	(40,667)
Inventories		(21,324)	10,485	13,198	1,896
Prepayment and other current assets		(466,118)	(231,408)	(481,604)	(69,178)
Amounts due from related parties		(81,592)	(32,594)	(49,270)	(7,077)
Non-current deposits		(18,178)	(7,918)	(50,148)	(7,203)
Other non-current assets		(27,037)	(9,055)	1,901	273
Lease rental receivables-interest portion		—	—	(6,738)	(968)
Accounts and notes payable		619,421	636,015	643,709	92,463
Income tax payable		162	5,138	717	103
Customer advances and deposits and deferred revenue		233,394	283,794	270,280	38,823
Accrued expenses and other liabilities		573,637	316,658	177,905	25,552
Amounts due to related parties		12,011	(473)	(6,289)	(903)
Other non-current liabilities		13,901	11,177	11,186	1,607
Operating lease liabilities		—	—	(662,583)	(95,173)
Net cash generated from operating activities		25,602	637,204	852,833	122,502
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(749,734)	(1,077,784)	(1,497,723)	(215,134)
Origination of lease rental and other financing receivables		(722,257)	(1,556,178)	(850,150)	(122,116)
Receipt of repayment on lease and other financing receivables-principal portion		97,727	309,403	697,380	100,172
Disposal of property and equipment and intangible assets		45,156	44,092	25,444	3,655
Cash paid for business acquisitions (net of cash acquired of RMB2,737, RMB nil and RMB5,176 (US$742) for the years ended December 31, 2017, 2018 and 2019, respectively)	4	(313,958)	(45,012)	(29,661)	(4,261)
Acquisition of intangible assets		(26,830)	(1,487)	(4,711)	(677)
Disposal of an equity method investment		—	—	450	65
Proceeds from disposal of a subsidiary		—	—	100	14
Acquisition of long-term investments		(13,902)	(113,000)	(3,144)	(452)
Proceeds from maturities of short-term investments		2,678,724	5,729,611	2,509,477	360,464
Purchase of short-term investments		(5,058,426)	(4,330,900)	(2,554,217)	(366,890)
Other investing activities, net		(42,423)	(189,698)	(205,727)	(29,551)
Net cash used in investing activities		(4,105,923)	(1,230,953)	(1,912,482)	(274,711)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		1,901,884	3,417,700	3,810,095	547,286
Repayment of short-term bank loans		(1,189,417)	(2,851,184)	(3,212,486)	(461,444)
Proceeds from convertible senior notes, net of issuance costs	15	—	—	1,375,355	197,557
Purchase of capped calls	15	—	—	(159,138)	(22,859)
Proceeds from issuance of asset-backed securities to external investors, net of issuance costs	14	—	—	262,316	37,679
Principal repayment of borrowings from external investors	14	—	—	(157,417)	(22,612)
Borrowings for machinery and electronic equipment	13	—	—	94,000	13,502
Principal repayment of borrowings for machinery and electronic equipment loans		—	—	(14,470)	(2,078)
Proceeds from other financing activities		—	—	1,054	151
Principal repayment of financing lease liabilities		(13,523)	(5,459)	(1,215)	(175)
Contributions from non-controlling interest shareholders		—	2,446	8,318	1,195
Payment of deferred initial public offering costs		—	(9,836)	—	—
Proceeds from initial public offering, net of issuance costs		3,130,197	—	—	—
Proceeds from the exercise of share options		48	3,482	5,400	776
Repurchase of redeemable convertible preferred shares		(98,330)	—	—	—
Net cash generated from financing activities		3,730,859	557,149	2,011,812	288,978

Exchange rate effect on cash, cash equivalents and restricted cash		(48,241)	53,179	5,644	811

Net (decrease)/increase in cash, cash equivalents and restricted cash		(397,703)	16,579	957,807	137,580
Cash, cash equivalents and restricted cash at the beginning of the year		3,380,532	2,982,829	2,999,408	430,838
Cash, cash equivalents and restricted cash at the end of the year		2,982,829	2,999,408	3,957,215	568,418

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents		1,240,431	1,630,444	1,994,683	286,518
Restricted cash – current		1,652,653	1,278,326	1,786,832	256,662
Restricted cash – non-current		89,745	90,638	175,700	25,238
Total cash, cash equivalents and restricted cash shown in the statement of cash flows		2,982,829	2,999,408	3,957,215	568,418

Supplemental disclosures of cash flow information:
Income taxes paid		368	4,595	16,249	2,334
Interest expense paid		46,531	74,611	68,846	9,889
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	13	121,735	252,265	128,457	18,452
Proceeds from disposal of property and equipment included in prepayment and other current assets		18,351	—	—	—
Acquisition of property and equipment through financing leases		9,055	3,596	3,435	494
Purchase consideration for business acquisitions included in accrued expenses and other liabilities	13	26,497	12,335	11,095	1,594
Deferred IPO costs included in accrued expenses and other liabilities		9,836	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

				Accumulated
	Ordinary Shares (Note 20)		Additional	other		Non-	Total
	Number of		paid-in	comprehensive	Accumulated	controlling	shareholders'
	shares	Amount	capital	income	deficit	interests	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	60,000,000	4,116	—	146,100	(13,658,321)	—	(13,508,105)
Net loss for the year	—	—	—	—	(1,227,893)	(167)	(1,228,060)
Other comprehensive loss	—	—	—	(133,767)	—	—	(133,767)
Share-based compensation	—	—	298,963	—	—	—	298,963
Acquisition of subsidiaries	—	—	—	—	—	91,623	91,623
Acquisition of non-controlling interests	—	—	—	—	—	(90,778)	(90,778)
Issuance of Class A ordinary shares in connection with initial public offering (Note 20)	49,750,000	3,283	3,117,078	—	—	—	3,120,361
Exercise of share options (Note 20)	730,000	48	—	—	—	—	48
Conversion of redeemable convertible preferred shares (Note 20)	264,034,399	17,339	15,824,871	—	—	—	15,842,210
Balance as of December 31, 2017 in RMB	374,514,399	24,786	19,240,912	12,333	(14,886,214)	678	4,392,495

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

				Accumulated
	Ordinary Shares (Note 20)		Additional	other		Non-	Total
	Number of		paid-in	comprehensive	Accumulated	controlling	shareholders'
	shares	Amount	capital	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	374,514,399	24,786	19,240,912	12,333	(14,886,214)	678	4,392,495
Cumulative effect of accounting change	—	—	—	—	(25,054)	—	(25,054)
Net loss for the year	—	—	—	—	(507,988)	(403)	(508,391)
Other comprehensive income	—	—	—	111,590	—	—	111,590
Share-based compensation	—	—	109,107	—	—	—	109,107
Contributions from non-controlling interest shareholders	—	—	—	—	—	2,446	2,446
Acquisition of non-controlling interests (Note 4)	—	—	(167)	—	—	(678)	(845)
Newly deposited and issued to Citibank, N.A. (“Citi”) (Note 20)	18,000,000	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with shares held by Citi (Note 20)	(12,903,413)	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 20)	12,903,413	1,202	57,608	—	—	—	58,810
Balance as of December 31, 2018 in RMB	392,514,399	25,988	19,407,460	123,923	(15,419,256)	2,043	4,140,158
Balance as of December 31, 2018	392,514,399	25,988	19,407,460	123,923	(15,419,256)	2,043	4,140,158
Net loss for the year	—	—	—	—	(202,416)	(16,652)	(219,068)
Other comprehensive income	—	—	—	39,273	—	—	39,273
Share-based compensation	—	—	98,504	—	—	—	98,504
Purchase of capped calls	—	—	(159,138)	—	—	—	(159,138)
Contributions from non-controlling interest shareholders	—	—	—	—	—	8,318	8,318
Acquisition of non-controlling interests (Note 4)	—	—	—	—	—	663	663
Settlement of exercised share options and vested restricted shares with shares held by Citi (Note 20)	(2,056,804)	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 20)	2,056,804	—	6,574	—	—	—	6,574
Balance as of December 31, 2019 in RMB	392,514,399	25,988	19,353,400	163,196	(15,621,672)	(5,628)	3,915,284
Balance as of December 31, 2019 in US$	—	3,733	2,779,942	23,442	(2,243,913)	(808)	562,396

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION

The Company is a limited liability company incorporated in the Cayman Islands on March 3, 2008.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities (the “VIEs") and VIEs' subsidiaries, which are mainly located in the People’s Republic of China (the “PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries. The Company, its subsidiaries, VIEs and VIEs' subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, store+ services and other value-added services. The Group’s principal geographic market is in the PRC. On June 22, 2017, the Company revised its name from Best Logistics Technologies Limited to BEST Inc. effective immediately.

On September 20, 2017, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 20).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Details of the Company’s principal subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2019 are as follows:

	Place of		Percentage of
	incorporation,		equity interest
	registration and	Date of	attributable
Name of Company	business	incorporation/acquisition	to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation	British Virgin Islands	May 22, 2007	100%	Investment holding
("BEST BVI")	("BVI")
BEST Logistics Technologies Limited	Hong Kong	May 29, 2007	100%	Investment holding
("BEST HK")	("HK")
BEST Capital Inc.	Cayman Islands	December 13, 2017	100%	Investment holding
(“BEST Capital”)
BEST Capital Holding Limited	BVI	December 13, 2017	100%	Investment holding
(“BEST Capital BVI”)
BEST Capital Management Limited	HK	December 20, 2017	100%	Investment holding
(“BEST Capital HK”)
BEST Logistics Technologies (China) Co., Ltd.	PRC	April 23, 2008	100%	Freight delivery and Supply chain
("BEST China")				management services
BEST Store Network (Hangzhou) Co., Ltd.	PRC	May16, 2013	100%	Store + services
("BEST Store")
Zhejiang BEST Technology Co., Ltd.	PRC	July 26, 2007	100%	Logistics technical services
("BEST Technology")
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.	PRC	January 15, 2015	100%	Financial services
(“BEST Finance”)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.	PRC	May 22, 2015	100%	Supply chain management services
("BEST Ningbo")
VIEs
Hangzhou BEST Network Technologies Co., Ltd.	PRC	August 22, 2007	Nil	Express delivery services
("BEST Network")
Hangzhou BEST Information Technology Services Co., Ltd.	PRC	October 23, 2019	Nil	Ucargo transportation services
(“BEST Information Technology”) (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.) (“Baisheng”)

VIE’s subsidiaries:
Sichuan Wowo Supermarket Chain Co., Ltd.	PRC	May 4, 2017	Nil	Convenience store operations
(“Wowo”)
Shanxi Wowo Supermarket Chain Co., Ltd.	PRC	October 15, 2018	Nil	Convenience store operations
(“Shanxi Wowo”)
BEST UCargo Technologies (Hangzhou) Co., Ltd	PRC	September 8, 2017	Nil	Ucargo transportation services
(“BEST Ucargo”)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

To comply with PRC laws and regulations which prohibit foreign investors invest in any domestic mail delivery services, the Group operates its express delivery services in the PRC through its VIEs. Despite the lack of technical majority ownership, BEST Technology has effective control of BEST Network through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between BEST Technology and BEST Network. The equity interests of BEST Network are legally held by PRC individuals (the “nominee shareholders”). Through the Contractual Agreements, the nominee shareholders of BEST Network effectively assign all of their voting rights underlying their equity interests in BEST Network to BEST Technology. In addition, through the terms of the Contractual Agreements, BEST Technology demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of BEST Network. As a result of the Contractual Agreements, the Company has the power to direct the activities of BEST Network that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from BEST Network through BEST Technology. Therefore, the Company consolidates BEST Network in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements.

Loan Agreements

BEST Technology has granted interest-free loans with an aggregate amount of RMB13,780 to the nominee shareholders of BEST Network for the purpose of providing funds necessary for the capital injection of BEST Network. The loans are only repayable by the nominee shareholders through a transfer of his or her equity interests in BEST Network to BEST Technology or its designated party unless the nominee shareholders are in breach of the agreement, in which BEST Technology can request immediate repayment of the loans. The loan agreements are effective until full repayment of the loans or BEST Technology agrees to waive the loan.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement among BEST Technology, BEST Network and nominee shareholders of BEST Network, BEST Technology has (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in BEST Network or all or part of the assets held by BEST Network and (ii) an exclusive right to cause the nominee shareholders to transfer their equity interest in BEST Network to BEST Technology or any designated third party. BEST Technology has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in BEST Network or assets held by BEST Network will be the minimum amount of consideration permitted under the then-applicable PRC laws. Any proceeds received by the nominee shareholders from the exercise of the option exceeding the loan amount, distribution of profits or dividends, shall be remitted to BEST Technology, to the extent permitted under PRC laws. The Exclusive Option Agreement will remain in effect until all the equity interests or the assets held by BEST Network are transferred to BEST Technology or its designated party. BEST Technology may terminate the Exclusive Option Agreement at their sole discretion, whereas under no circumstances may BEST Network or its nominee shareholders terminate this agreement.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

In June 2017, the Contractual Agreements were supplemented by the following terms:

a)	Exclusive Technical Support and Service Agreement

●            BEST Technology has the right to unilaterally adjust the service fee;

●            The agreement is valid for 20 years and will be automatically renewed on an annual basis unless terminated by BEST Technology at its sole discretion, whereas under no circumstances may BEST Network terminate this agreement.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

b)	Exclusive Option Agreement

●            To ensure that the cash flow requirements of BEST Network’s daily operations are met and/or to set off any losses that may be incurred, the Company is obliged, only to the extent permissible under PRC laws, to provide financial support to BEST Network, whether or not BEST Network actually incurs any such operational loss. The Company will not request repayment if BEST Network or its nominee shareholders are unable to do so;

●            Without the Company’s prior consent, BEST Network and its nominee shareholders shall not enter into any material agreements outside of the ordinary course of business;

●            The Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, BEST Technology or its designated party.

c)	Proxy Agreement

●            The Proxy Agreement is valid as long as the nominee shareholders remain shareholders of BEST Network;

●            The appointment of any individuals to exercise the powers and rights assigned pursuant to the Proxy Agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company.

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

To comply with changes to PRC laws and regulations that became effective in 2020 which prohibit foreign ownership of more than 50% of the equity interests in companies that engage in value-added telecommunication services, the Group effected a restructuring of its UCargo transportation services business. In October 2019, BEST China, the nominee shareholders of BEST Information Technology and the Company signed a series of Contractual Arrangements, through which, the Company obtained the power to direct the activities of BEST Information Technology that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from and is also obligated to absorb the expected losses of BEST Information Technology through BEST China. The Contractual Agreements executed by BEST China, the nominee shareholders of BEST Information Technology and the Company have similar terms as those described above between BEST Technology, BEST Network and its nominee shareholders. As a result, the Company is the primary beneficiary of BEST Information Technology and consolidates the entity in accordance with ASC810-10. At the same time, BEST China transferred its equity interests in BEST Ucargo and its subsidiaries to BEST Information Technology. As the restructuring transaction to transfer the assets and liabilities relating to the UCargo transportation services business described above are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; and (ii) the Company, BEST Technology and BEST China's contractual arrangements with the respective VIEs and VIEs' nominee shareholders are valid, binding and enforceable on all parties to these arrangements and do not violate current PRC laws or regulations.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs' subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	251,531	619,459	88,980
Restricted cash	46,506	412,134	59,199
Accounts and notes receivables, net	215,070	224,793	32,289
Inventories	79,896	57,527	8,263
Prepayments and other current assets	995,505	1,437,173	206,437
Short-term investments	135,019	150,692	21,646
Amounts due from related parties	79,867	195,811	28,127
Total current assets	1,803,394	3,097,589	444,941
Non-current assets:
Property and equipment, net	1,418,007	2,273,190	326,523
Intangible assets, net	111,409	104,017	14,941
Goodwill	430,763	430,763	61,875
Other non-current assets	12,741	46,022	6,611
Operating lease right-of-use assets	—	2,221,337	319,075
Restricted cash	16,455	38,096	5,472
Total non-current assets	1,989,375	5,113,425	734,497
Total assets	3,792,769	8,211,014	1,179,438
LIABILITIES
Current liabilities:
Short-term bank loans	735,000	819,000	117,642
Accounts and notes payable	1,399,578	2,071,644	297,573
Accrued expenses and other liabilities	1,232,916	1,197,583	172,022
Customer advances and deposits and deferred revenue	989,880	1,277,944	183,565
Operating lease liabilities	—	493,844	70,936
Amounts due to related parties	1,640,124	2,631,540	377,997
Income tax payable	275	—	—
Total current liabilities	5,997,773	8,491,555	1,219,735
Operating lease liabilities	—	1,809,753	259,955
Deferred tax liabilities	26,817	25,080	3,603
Other non-current liabilities	81,826	133,037	19,110
Total non-current liabilities	108,643	1,967,870	282,668
Total liabilities	6,106,416	10,459,425	1,502,403

The revenue-producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment, express delivery software and domain name. The VIEs contributed an aggregate of 66%, 66% and 66% of the Group’s consolidated revenue for the years ended December 31, 2017, 2018 and 2019, respectively, after elimination of inter-company transactions. As of December 31, 2019, there was no pledge or collateralization of the VIEs’ assets that can only be used to settled obligations of the VIEs.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIEs are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Total revenue	13,251,443	18,462,434	23,047,895	3,310,623
Net (loss)/profit	(221,601)	116,889	46,704	6,707
Net cash generated from operating activities	215,575	828,383	1,002,531	144,005
Net cash used in investing activities	(656,571)	(820,490)	(1,293,953)	(185,865)
Net cash generated from financing activities	267,017	165,376	1,030,277	147,991

In June 2019, BEST Finance transferred certain lease rental and other financing receivables to a securitization vehicle through Xinyuan Leasing Asset Backed Special Plan (the “Plan”). The Group acts as the servicer of the Plan by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plan through holding the subordinated tranche of asset-backed debt securities and the guarantee provided, from which the Group has the obligation to absorb losses of the Plan that could potentially be significant to the Plan. Accordingly, the Group is considered the primary beneficiary of the Plan and has consolidated the Plan's assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

	As at December 31,	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties	—	157,345	22,601
Total current assets	—	157,345	22,601
Restricted cash	—	40,000	5,745
Amounts due from related parties	—	140,000	20,110
Total non-current assets	—	180,000	25,855
Total assets	—	337,345	48,456

Securitization debt	—	107,820	15,487
Amounts due to related parties	—	49,525	7,114
Total current liabilities	—	157,345	22,601
Amounts due to related parties	—	180,000	25,855
Total non-current liabilities	—	180,000	25,855
Total liabilities	—	337,345	48,456

	As at December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	—	(297,345)	(42,711)
Net cash used in investing activities	—	—	—	—
Net cash generated from financing activities	—	—	337,345	48,457

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs and VIEs' subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for doubtful accounts, fair value measurements of equity instruments without readily determinable fair values, incremental borrowing rates for operating lease liabilities, standalone selling prices related to lease and non-lease components in the Company's lease arrangements, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 per US$1.00 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company's subsidiaries located outside the PRC is determined based on the criteria of ASC Topic 830, Foreign Currency Matters. The Company’s subsidiaries, VIEs and VIEs' subsidies located in the PRC determined their functional currency to be Renminbi (the “RMB”). The Company uses the RMB as its reporting currency.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

Restricted cash

The Group’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable and short-term loans; (b) security deposits required by the Group’s operating leases for sortation centers and warehouses; and (c) deposits held in a designated bank account of the Plan which can only be utilized for repayment of the Series A and B tranches when there is default of the underlying lease rental and other financing receivables (Note 14). As of December 31, 2018 and December 31,2019, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB34,979 and RMB135,663 (US$19,487), respectively. The restricted cash related to deposits held in designated bank accounts as pledged security of short-term loans are disclosed in Note 12.

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

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Machinery and electronic equipment	3 - 10 years
Motor vehicles	3 years
Leasehold improvements	Lesser of useful life or lease term

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net (continued)

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Change in estimate useful life of certain machinery and electronic equipment

In accordance with its policy, the Group reviews the estimated useful lives of its property and equipment on an ongoing basis. This review indicated that the actual lives of certain machinery and electronic equipment at its hubs and sortation centers were longer than the estimated useful lives used for depreciation purposes. As a result, effective July 1, 2019, the Group changed the estimated useful lives of these machinery and equipment from five years to ten years to better reflect the periods for which these assets are expected to remain in service. For the year ended December 31, 2019, the effect of this change in estimate reduced depreciation expense, net loss, basic loss per share and diluted loss per share by RMB94,984 (US$13,644), RMB94,984 (US$13,644), RMB0.24 (US$0.03) and RMB0.24 (US$0.03), respectively.

Business Combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. The Company adopted Accounting Standards Update ("ASU") No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from January 1, 2018 on a prospective basis and there was no material impact on the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

The Group has determined it has five reporting units (that also represent operating segments). Goodwill was allocated to four reporting units as of December 31, 2018 and 2019, respectively (Note 11). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

Intangible assets have weighted average estimated useful lives from the date of purchase as follows:

Category	Estimated Useful Life
Customer relationships	3.89 years
Software	3.42 years
Domain name	10 years
Brand name	20 years
Others	2.23 years

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

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

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivables, certain other current assets, short-term investments, due from related parties, long-term investments, certain other non-current assets, accounts and notes payable, short-term bank loans, securitization debt, convertible senior notes and amounts due to related parties, certain other current liabilities and certain other non-current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of other non-current financial assets, convertible senior notes and other non-current financial liabilities approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

Commencing on January 1, 2018, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Group presents value-added taxes as a reduction from revenues. The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

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

The Group offers an integrated service to the franchised service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all parcels sent through its network, from the point when customers drop off the parcels at the Group’s first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Express delivery services (continued)

Customers are required to prepay for express delivery services and the Group records such amounts as “customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Group earns from its customers are based on the parcel’s weight and route to the end recipient’s destination. In addition, the Group provides certain discounts, incentives and rebates based on explicitly agreed upon terms with its customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. The Group reviews the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the estimates of variable consideration are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and were insignificant for the periods presented.

The Group’s express delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are delivered from one location to another. As such, express delivery services revenue is recognized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A minor percentage of the Group’s express delivery services are performed by the group through its integrated express delivery service network for direct customers (“direct customer express delivery services”), who are the senders of the parcels. The Group is directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer express delivery services revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

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

Freight delivery services

Similar to express delivery services, the Group provides freight services that comprise of sorting, line-haul and feeder transportation services mainly to its franchisees, which are also the Group’s customers. The Group offers an integrated service to franchisee service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all shipments sent through its network, from the point when customers drop off the shipments at the Group’s first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and the Group records such amounts as “Customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Group earns from its customers are based on the shipment’s weight and route to the end recipient’s destination.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Freight delivery services (continued)

The Group’s freight delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are shipped from one location to another. As such, freight delivery services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

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

Supply chain management services

The Group provide warehouse management, order fulfillment services and transportation services to its offline and online enterprise customers ("enterprise customers"). The Group enters into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through its self-operated order fulfillment centers and also enters into transportation services agreements to provide transportation services. The majority of these contracts having an effective term of one year. Order fulfillment services revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

Under some situations, enterprise customers may request to add a transportation route or increase the warehouse rental space by entering into a separate contract with the Group. The additional services are considered distinct and the service fees are priced at their standalone selling prices, i.e. they cannot be purchased at a significant or incremental discount. Therefore, the Group accounts for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

The warehouse management service agreements comprise various service offerings that can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output. Each of the service options is substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. The Group is the primary obligor and does not outsource any portion of the order fulfillment services to supply chain franchisee partners. The Group recognizes warehouse management and order fulfillment services revenue upon completion of the services as that is when the Group transfers control of the services and has right to payment.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Supply chain management services (continued)

For transportation services, the Group provides the service of arranging transportation and coordinating shipments to and from locations designated by its enterprise customers. Each transportation order for delivery of goods from origin to destination is considered a performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Group recognizes transportation services revenue over time as customers receive the benefit of the services as the goods are shipped from origin to destination. As such, transportation services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access the Group’s supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed system usage fee for each order processed through the Group’s supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.

Store+ services

The Group recognizes revenue upon the delivery of the consumer goods to its convenience store membership customers. For the Group's self-operated convenience stores, revenue recognized upon the sales of merchandise to end consumers. The Group is the principal to the transaction for the sales of customer goods and merchandise and revenue from these transactions are recognized on a gross basis. Transfer of control occurs at a point in time once delivery has been completed as the Group has transferred control of the promised goods to the customer. Generally, customers are billed upon delivery of the consumer goods while convenience store customers make payment upon checkout of merchandise.

Other services

The Group mainly provides cross-border logistic coordination services and oversea express delivery services, finance leasing services and Ucargo transportation services. Revenue from interest income on lease rental and other financing receivables is recognized using the effective interest rate method. For cross-border logistic coordination services, oversea express delivery services and Ucargo transportation services, revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. The Group is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

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

Contract assets represent unbilled amounts resulting from provision of transportation services as the Group has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of December 31, 2018 and 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Contract assets and liabilities (continued)

Contract liabilities are included in “Customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheet. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. The Group classifies contract liabilities as current based on the timing of when the Group expects to recognize revenue, which typically occurs within a week after period-end.

The balances of contract liabilities arising from contracts with customers as of December 31, 2018 and 2019 were as follows:

	Balance at	Balance at	Balance at
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$

Contract liabilities	639,912	871,833	125,231

Revenue recognized in the year ended December 31, 2019 that was included in the contract liability balance at the beginning of the period was RMB588,181 (US$ 84,487). This revenue was driven primarily by express and freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract such as commissions incurred with obtaining a contract, the Group capitalizes the incremental contract costs and amortizes the capitalized contract costs using a straight-line basis over the term of the contract. The capitalized contract costs as of December 31, 2018 and 2019 and the related amortization during the years ended December 31, 2018 and 2019 was insignificant.

Transfer of financial assets

The Group accounts for transfers of financial assets in accordance with ASC 860, Transfers and Servicing (“ASC 860”). For a transfer of financial assets considered as a sale, the assets would be removed from the Group’s consolidated balance sheet. If the conditions for a sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing and the assets remain on the consolidated balance sheet while the sale proceeds are recognized as a liability.

Pursuant to ASC 860, the issuance of debt securities securitized by the Group’s lease rental and other financing receivables arising from its financing lease business (Note 14) and the factoring of intercompany note receivables to domestic banks (Note 12) do not constitute a sale of the underlying financial assets for accounting purposes due to the recourse obligations retained by the Group. Therefore, these transactions are accounted for as secured borrowings on the consolidated balance sheet and the financial assets are not derecognized.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2017, 2018 and 2019, advertising expenses were RMB15,401, RMB24,131 and RMB35,958 (US$5,165), respectively.

Selling expenses include shipping and handling costs incurred for the Store + services segment comprising of costs for operating and staffing the Group’s warehouses, packaging and outbound shipping to customers. Shipping and handling costs amounted to RMB203,916, RMB224,815 and RMB190,857 (US$27,415) for the years ended December 31, 2017, 2018 and 2019, respectively.

Selling expenses also include retail store occupancy costs such as rent, depreciation, amortization and overhead expenses incurred for Wowo, which is included in the Store+ services segment. Retail store occupancy costs amounted to RMB70,450, RMB106,590 and RMB132,830 (US$19,080) for the years ended December 31, 2017, 2018 and 2019, respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded as non-operating income in “Other income” if the subsidies are with non-operating nature, or as a reduction of specific cost or expenses if such subsidies are intended to compensate such amounts. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other income” or as a reduction of specific cost or expenses when the conditions are met.

Leases

On January 1, 2019, the Group adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Group also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and hub and sortation center facilities and equipment, with a lease term of 12 months or less.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

The Group determines whether an arrangement is or contains a lease at inception. The Group’s accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Sales-type, direct financing and operating leases as Lessor

The Group classifies a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

a.           The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.           The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.           The lease term is for a major part of the remaining economic life of the underlying asset.

d.           The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.           The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For sales-type leases, when collectability is probable at lease commencement, the Group derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

When none of the criteria above are met, the Group classifies a lease as either a direct financing lease or an operating lease. The Group will classify the lease as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guaranteed by the lessee and any other third party unrelated to the Group equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable that the Group will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the Group will classify the lease as an operating lease.

The new standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from sales-type and direct financing leases as an investing cash inflow. For the year ended December 31, 2019, total cash originations and cash receipts from sales-type and direct financing leases were RMB365,525 (US$52,504) and RMB620,896 (US$89,186), respectively.

Sale-leaseback transactions as Lessor

When the Group enters into sale-leaseback transactions as lessor, it applies the requirements in ASC 606 by assessing whether a contract exists and whether the seller-lessee satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the seller-lessor transfers the control of the leased asset to the Group, it accounts for the purchase of the leased asset in accordance with ASC360. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lease does not transfer the control of the leased asset to the Group, it is a failed sales-leaseback transaction which is accounted for as a financing. The Group does not recognize the transferred asset and records the amounts paid as other financing receivables for which the current portion is included in “Prepayments and other current assets” and the non-current portion is included in "Other non-current assets" in the Group’s consolidated balance sheet as of December 31, 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Financing lease and operating lease as Lessee

The Group classifies a lease as a financing lease when the lease meets any one of the criteria specified as (a) to (e) in the “Sales-type, direct financing and operating leases as Lessor” policy at lease commencement. When none of the criteria are met, the Group classifies a lease as an operating lease.

For both operating and financing leases, the Group records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing lease ROU assets are included in “Property and equipment” and “Financing lease liabilities” on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Financing lease and operating lease as Lessee (continued)

The cumulative effect of the changes made to the Group’s consolidated balance sheet as of January 1, 2019 for the adoption of ASU 2016-02 is as follows:

		Adjustments due to the
	Balance as of	adoption of	Balance as of
	December 31, 2018	ASU 2016-02	January 1, 2019
	RMB	RMB	RMB

Assets:
Prepayments and other current assets	1,904,846	(219,438)	1,685,408
Operating lease ROU assets	—	3,568,886	3,568,886
Liabilities:
Operating lease liabilities (current)	—	(641,323)	(641,323)
Operating lease liabilities (non-current)	—	(2,955,716)	(2,955,716)
Accrued expenses and other liabilities	(2,238,785)	247,591	(1,991,194)

The impact of adopting ASU 2016-02 on the Group’s consolidated balance sheet as of December 31, 2019 are as follows:

			Effect of the
			adoption of
			ASU 2016-02
	As reported	Legacy GAAP	Higher/(lower)
	RMB	RMB	RMB

Assets:
Prepayments and other current assets	2,582,577	2,818,815	(236,238)
Operating lease ROU assets	4,378,804	—	4,378,804
Liabilities:
Operating lease liabilities (current)	(1,035,252)	—	(1,035,252)
Operating lease liabilities (non-current)	(3,482,634)	—	(3,482,634)
Accrued expenses and other liabilities	(2,023,263)	(2,398,584)	375,321

The adoption of the standard did not have significant impact to the Group’s consolidated statements of comprehensive loss or cash flows for the year ended December 31, 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Sale-leaseback transactions as Lessee

When the Group enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether the it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Group transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Group does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Group does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Accrued expenses and other liabilities” and the non-current portion is included in "Other non-current liabilities" in the Group’s consolidated balance sheets.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and depreciation of property and equipment. The Group expenses research and development costs as they are incurred.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income , requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

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

The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Class A, Class B and Class C ordinary shares (Note 20) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Group’s redeemable convertible preferred shares and convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of the share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share (continued)

For the years ended December 31, 2017,2018 and 2019, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion (Note 20). In accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A, Class B and Class C ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instrument – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20.

The Group does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact from adoption of this standard on its consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.   CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and lease rental and other financing receivables. As of December 31, 2018 and 2019, RMB2,817,959 and RMB3,785,060 (US$ 543,690), respectively, of the Group’s cash and cash equivalents and restricted cash were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

The Group is exposed to default risk on its lease rental and other financing receivables amounting to RMB2,044,880 and RMB2,136,847 (US$306,939) as of December 31, 2018 and 2019. The Group regularly reviews the creditworthiness and lease rental and other financing receivables are fully collateralized by assets the Group can repossess in the event of default. The Group assesses the allowance for credit losses related to lease rental and other financing receivables on a quarterly basis, either on an individual or collective basis. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

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

Domestic mail delivery service-related businesses and planned value-added telecommunication services in connection with UCargo business since 2020 are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to invest in any domestic mail delivery service business. Currently, the Group conducts its operations in China through contractual arrangements entered between the Company, its PRC subsidiaries and VIEs. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations. In addition, if the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. The Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2017, 2018 and 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was appreciation of 5.8% in the year ended December 31, 2017 and depreciation of 5.0% and 1.6% in the years ended December 31, 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   BUSINESS COMBINATIONS

Acquisition of Wowo

On May 4, 2017, the Group acquired a 62.5% and 79.17% equity interest in Wowo and Chengdu Yidanshi Food Co. Ltd (“YDS”), respectively. The acquisitions were accounted for as a single business combination as they are considered linked transactions given the acquisition agreements were entered into at or around the same time with the same counterparties. Wowo operates convenience stores that are supported by certain services provided by YDS, which is not considered a principal part of the business. The Group acquired Wowo in order to accumulate first-hand experience and know-how in convenience store operation for a total cash consideration RMB208,377.

Goodwill recognized represents the expected synergies from integrating the Wowo and YDS operations with the existing Store+services and is not tax deductible. The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Consideration:
Cash	208,377
Less:
Cash	2,737
Inventories	53,003
Other current assets	162,220
Brand name	116,600
Other non-current assets	28,419
Short-term bank loans	(3,500)
Other current liabilities	(152,882)
Other non-current liabilities	(57,509)
Deferred tax liabilities	(30,264)
Non controlling interests	(91,623)
Goodwill	181,176

The non-controlling interests on acquisition date was measured by applying the equity percentage held by minority shareholders and a discount for lack of control premium to the fair value of the acquired business of Wowo and YDS, which was determined using an income approach. The significant inputs were revenue growth rates, gross margin rates, gross margin ratios, weighted-average cost of capital, and terminal growth rates. Identifiable intangible assets acquired include Wowo’s brand name, which was valued using a relief from royalty approach and has an estimated remaining useful life of 20 years.

On August 14, 2017, the Group acquired the remaining non-controlling interest of Wowo resulting in the Group becoming the sole shareholder of Wowo for a total cash consideration of RMB90,778, which represented the carrying amount of the non-controlling interest on the acquisition date. The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction. The non-controlling interests balance as at December 31, 2018 of RMB678 is attributable to the minority shareholders of YDS.

On March 14, 2018, the Group acquired the remaining non-controlling interest of YDS and became the sole shareholder of YDS for a total cash consideration of RMB845. The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction.

On December 2, 2019, the Group disposed all of their equity interests in YDS and recognized a gain on disposal of its subsidiary of RMB4,040 (US$580) which was recorded in “Other income” in the consolidated statement of comprehensive loss.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   BUSINESS COMBINATIONS (CONTINUED)

Acquisition of Wowo (continued)

The unaudited pro forma information for the year ended December 31, 2017 set forth below gives effect to the acquisition as if it had occurred at the beginning of the period. The pro forma results have been calculated after applying the Company's accounting policies and including adjustments primarily related to the amortization of acquired intangible assets, and income tax effects, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been occurred had the acquisition been consummated as of that time or that may result in the future:

	Year ended December 31, 2017
	Pro forma
	(unaudited)	As reported	As reported
	RMB	RMB	US$
Revenue	20,167,825	19,989,562	3,072,339
Net loss	(1,228,161)	(1,228,060)	(188,749)

Acquisitions in 2018 and 2019

During the year ended December 31, 2018, the Group completed an acquisition of a convenience store operation to complement its existing businesses and achieve synergies. The purchase consideration was not significant. Results of the acquired business have been included in the Group’s consolidated financial statements since the acquisition date. Goodwill recognized in 2018 represents the expected synergies from integrating the convenience store operations and is not tax deductible.

On July 1, 2019, the Group completed an acquisition of an overseas express delivery service operation to complement its existing businesses and achieve synergies. The purchase consideration was not significant. Results of the acquired business have been included in the Group’s consolidated financial statements since the acquisition date. Goodwill recognized in 2019 represents the expected synergies from integrating the express delivery service operations and is not tax deductible.

The actual results of operations after the acquisition date and pro-forma results of operations for these acquisitions have not been presented because the effects of these acquisitions were insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

5.   ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	1,059,129	1,287,232	184,900
Notes receivable	12,820	28,003	4,022
Allowance for doubtful accounts	(25,105)	(86,152)	(12,375)
Accounts and notes receivable, net	1,046,844	1,229,083	176,547

The movements in the allowance for doubtful accounts were as follows:

	As at December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance at beginning of the year	(6,708)	(5,794)	(25,105)	(3,606)
Additions	(18,958)	(60,183)	(105,984)	(15,224)
Write-offs	19,872	40,872	44,937	6,455
Balance at end of the year	(5,794)	(25,105)	(86,152)	(12,375)

6.   PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2018 and 2019, VAT prepayments amounting to RMB697,112 and RMB1,067,858 (US$153,388), respectively, are included in prepayments and other current assets.

7.   PROPERTY AND EQUIPMENT, NET

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Machinery and electronic equipment	1,794,624	2,571,548	369,380
Leasehold improvements	952,789	1,192,607	171,307
Motor vehicles	5,410	5,264	756
Construction in progress	493,121	725,221	104,171
	3,245,944	4,494,640	645,614
Less: accumulated depreciation	(1,181,287)	(1,555,261)	(223,399)
	2,064,657	2,939,379	422,215

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB29,167 and RMB19,176, respectively, as of December 31, 2018 and RMB30,462 (US$ 4,376) and RMB22,566 (US$ 3,241), respectively, as of December 31, 2019. Future minimum lease payments are disclosed in Note 9. Depreciation expense of property and equipment, including assets under financing leases, was RMB347,567, RMB437,139 and RMB465,874 (US$66,919) for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the balances of construction in progress were RMB493,121 and RMB725,221 (US$104,171), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipment.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

8.   INTANGIBLE ASSETS, NET

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,501
Brand name	116,600	116,600	16,748
Software	56,346	61,027	8,765
Domain name	1,329	1,329	191
Others	6,130	6,130	881
	190,854	195,535	28,086
Less: accumulated amortization	(47,044)	(73,948)	(10,621)
	143,810	121,587	17,465

Amortization expense of intangible assets was RMB16,342, RMB24,473 and RMB26,904 (US$3,864) for the years ended December 31, 2017, 2018 and 2019, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	USD
2020	17,210	2,472
2021	9,868	1,417
2022	6,952	999
2023	6,326	909
2024	6,245	897
	46,601	6,694

No impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

9.   LEASES

Leases of motor vehicles and logistic equipment as Lessor

The Group provides direct financing and sales-type leases of motor vehicles and logistic equipment, primarily to transportation service providers that meet the Group’s credit assessment requirements. The lease terms range from two to ten years, do not contain contingent rental income clauses, and are fully collateralized by assets the Group can repossess in the event of default. Initial direct costs were insignificant for all periods presented. The lease agreements include lease payments that are fixed, do not contain residual value guarantees or variable lease payments. The Group generally either grants the lessee an option at the end of the lease term to purchase the underlying asset that the lessee is reasonably certain to exercise or ownership of the underlying asset transfers to the lessee for a nominal amount.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.   LEASES (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

The net investment in direct financing and sales-type leases are presented as “Lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Current assets:
Direct financing leases	613,439	570,182	81,902
Sales-type leases	—	80,730	11,596
	613,439	650,912	93,498
Non-current assets:
Direct financing leases	1,431,441	859,936	123,522
Sales-type leases	—	217,840	31,291
	1,431,441	1,077,776	154,813
Total	2,044,880	1,728,688	248,311

The net investment in direct financing and sales-type leases consisted of:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$

Total minimum lease payments receivable	2,340,674	1,963,359	282,019
Less: Executory costs	—	—	—
Minimum lease payments receivable	2,340,674	1,963,359	282,019
Less: Allowance for un-collectables	—	(11,014)	(1,582)
Net minimum lease payments receivable	2,340,674	1,952,345	280,437
Unguaranteed residuals	—	—	—
Less: Unearned income	(295,794)	(223,657)	(32,126)
Net investment in financing leases	2,044,880	1,728,688	248,311
Current portion	613,439	650,912	93,498
Non-current portion	1,431,441	1,077,776	154,813

For the years ended December 31, 2017, 2018 and 2019, the Group recorded RMB62,174, RMB125,225 and RMB139,394 (US$20,022) of interest income from direct financing and sales-type leases as a lessor in “Revenue - Others” on its consolidated statements of comprehensive loss.

Losses incurred with respect to default on lease receivables were insignificant for all periods presented. As of December 31, 2018 and 2019, the allowance of lease rental receivables were RMB nil and RMB11,014 (US$1,582), respectively. Accordingly, risk of default with respect to these receivables is remote.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.   LEASES (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the December 31, 2019 are as follows:

	As at December 31	As at December 31
	2018	2019
	RMB	RMB	US$
For the year ending December 31, 2020	748,377	762,491	109,525
For the year ending December 31, 2021	735,913	605,661	86,998
For the year ending December 31, 2022	475,313	318,962	45,816
For the year ending December 31, 2023	214,554	158,503	22,768
For the year ending December 31, 2024	107,120	71,383	10,254
Thereafter	59,397	35,345	5,076
Total minimum lease payments	2,340,674	1,952,345	280,437
Unearned income	(295,794)	(223,657)	(32,126)
Net investment in direct financing and sales-type leases	2,044,880	1,728,688	248,311

Failed sale-leaseback transactions as buyer-lessor

The Group has certain failed sales-leaseback transactions of certain motor vehicles and logistic equipment in which the Group acts as buyer-lessor but the seller-lessee does not transfer the control of the leased asset to the Group. The internal rate of return is used in the computation of interest income which is recorded in “Revenue - Others” in the Group’s consolidated statement of comprehensive loss and was insignificant for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2019, the Group recorded RMB189,642 (US$27,240) under "Prepayments and other current assets" and RMB218,517 (US$31,388) under "Other non-current assets", respectively.

Financing and operating leases as Lessee

The Group has operating leases for certain offices, warehouses, hub and sortation center facilities and equipment and financing leases for certain machinery and electronic equipment as a lessee.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to twenty years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.   LEASES (CONTINUED)

Financing and operating leases as Lessee (continued)

The components of lease cost were as follows:

	For the year ended December 31, 2019
	RMB	US$
Operating lease cost	1,272,499	182,784
Short-term lease cost	126,840	18,219
Financing lease cost:
Amortization of ROU assets	3,390	487
Interest	304	44

Total lease cost	1,403,033	201,534

	For the year ended December 31, 2019
Other information	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,288,410	185,069
Operating cash flows from financing leases	304	44
Financing cash flows from financing leases	1,215	175
ROU assets obtained in exchange for new operating lease liabilities	1,583,430	227,445
ROU obtained in exchange for new finance lease liabilities	1,054	151
Weighted-average remaining lease term (in years):
Operating leases	5.38
Financing leases	2.75
Weighted-average discount rate:
Operating leases	7.78%
Financing leases	7.38%

For the year ended December 31, 2019, total operating and short-term lease costs of RMB1,269,946 (US$182,416), RMB93,738 (US$13,465), and RMB35,655 (US$5,122) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Total expenses under operating leases were RMB981,737 and RMB1,083,889 for the years ended December 31, 2017 and 2018, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.   LEASES (CONTINUED)

Financing and operating leases as Lessee (continued)

Future minimum lease payments for operating and financing leases as of December 31, 2019 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended December 31,2020	1,343,383	192,965	1,643	236
For the year ended December 31,2021	1,112,846	159,850	1,399	201
For the year ended December 31,2022	921,212	132,324	619	89
For the year ended December 31,2023	779,506	111,969	506	73
For the year ended December 31,2024	566,235	81,335	38	5
Thereafter	948,275	136,211	—	—
Total minimum lease payments	5,671,457	814,654	4,205	604
Less: imputed interest	1,153,571	165,700	770	110
Total lease liability balance	4,517,886	648,954	3,435	494

Minimum payments related to leases not yet commenced as of December 31, 2019	310,004	44,529	—	—

10.   LONG-TERM INVESTMENTS

Equity investments without readily determinable fair value

Equity investments without readily determinable fair value were accounted for as cost method investments prior to adopting ASC 321 on January 1, 2018. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB 30,000. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018 and 2019, the carrying amount of the Company’s equity investments was RMB207,628 and RMB224,927 (US$32,309), net of RMB nil and RMB nil (US$ nil) in accumulated impairment, respectively. During the years ended December 31, 2018 and 2019, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB94,628 and RMB119,927 (US$17,226) as of December 31, 2018 and 2019.

Unrealized gains (upward adjustments) and losses (downward adjustments and impairment) resulting from observable price changes of equity securities without readily determinable fair values for the years ended December 31, 2018 and 2019 were RMB64,628 and RMB nil, and RMB14,155 (US$2,033) and RMB nil (US$ nil), respectively.

Net unrealized gains and losses for equity securities held were RMB64,628 and RMB14,155 (US$2,033) for the year ended December 31, 2018 and 2019. Net realized gains and losses on equity securities sold were RMB nil, and RMB nil (US$ nil) for the years ended December 31, 2018 and 2019 , respectively.

Equity method investments

In 2015, the Group completed the investment in Hangzhou Dezhi Logistic Co., Ltd. (“Dezhi”) through the subscription of newly issued ordinary shares representing 30% equity interest in Dezhi. Total consideration for the investment in Dezhi was RMB300 in cash. The Group accounts for the investment in Dezhi as an equity method investment due to its significant influence over the entity. On October 29, 2019, the Group disposed of its equity interest in Dezhi and realized a gain on disposal of RMB22 (US$3).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments (continued)

On January 22, 2017, the Group completed the investment in Hangzhou Jinye Technology Co., Ltd. (“Jinye”) through the subscription of newly issued ordinary shares representing a 13.73% equity interest in Jinye. Total consideration for the investment in Jinye was RMB7,652 in cash. The Group accounts for the investment in Jinye as an equity method investment due to its significant influence over the entity, as the Group has one board seat out of five in Jinye. During the year ended December 31, 2018, the Group’s investment was diluted to 13.04% due to Jinye’s closing of equity financing raised from investors.

The carrying amount of the equity method investments were RMB6,711 and RMB5,928 (US$851) as of December 31, 2018 and 2019, respectively. There were no impairment indicators for the equity method investments and no impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019, respectively. Selected financial information of the equity method investees have not been presented as the effects were not material.

11.   GOODWILL

	Reporting units/operating segment
	Express	Freight
	delivery	delivery	Store+	Others	Total
Balance as of January 1, 2018	241,623	5,580	181,176	20,205	448,584
Goodwill acquired	—	—	20,492	—	20,492
Balance as of December 31, 2018	241,623	5,580	201,668	20,205	469,076
Goodwill acquired	—	—	—	21,910	21,910
Balance as of December 31, 2019	241,623	5,580	201,668	42,115	490,986
Balance as of December 31, 2019 (US$)	34,707	802	28,968	6,049	70,526

For the years ended December 31, 2017, 2018 and 2019, the Group performed a qualitative assessment for the Express delivery and Freight delivery services reporting units based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair values of the Express delivery and Freight delivery services reporting units were less than their respective carrying amounts. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group performed a quantitative assessment for the remaining reporting units by estimating the fair value of the reporting units based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. The fair values of the remaining reporting units exceeded their respective carrying values and therefore, goodwill related to these reporting units was not impaired.

No impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.   SHORT-TERM BANK LOANS

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	740,000	960,000	137,895
Short-term bank loans pledged by deposits	1,042,900	1,159,000	166,481
Secured bank borrowings	—	391,500	56,235
	1,782,900	2,510,500	360,611

During 2019, the Group factored certain intercompany notes receivables with a total face value of RMB471,500 (US$67,727) to several domestic banks for total proceeds of RMB458,864 (US$65,912) at effective interest rates ranging from 2.67% to 3.86% ("the receivable factoring transaction"). As the factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing. The note receivables remain on the consolidated balance sheet while the proceeds are recognized as secured bank borrowings included in "Short-term bank loans".

Short-term bank loans consisted of several bank loans denominated in RMB. The total deposits in restricted cash pledged for short-term bank loans and secured bank borrowings was RMB1,166,744 and RMB1,590,025 (US$228,393) as of December 31, 2018 and December 31, 2019, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2018 and December 31, 2019, was 4.80% and 4.27% respectively. The total intercompany notes receivables pledged for secured bank borrowings was RMB nil and RMB 391,500 (US$56,235) as of December 31, 2018 and 2019.

13.   ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Salary and welfare payable	1,164,401	1,228,253	176,427
Accrual for purchases of property and equipment	252,265	128,457	18,452
Accrued expenses	277,479	81,576	11,718
Borrowings for electronic machinery and equipment	—	40,036	5,751
Payable for business acquisitions	12,335	11,095	1,594
Others	532,305	533,846	76,680
	2,238,785	2,023,263	290,622

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders at the end of the escrow periods or consideration to be paid for other acquisitions based on their respective payment schedules.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

13.   ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)

In the year ended December 31, 2019, the Group received total proceeds of RMB94,000 (US$13,502) from third-party financing lease companies (buyer-lessor) for which the Group acts as seller-lessee but did not transfer the control of leased machinery and electronic equipment to the buyer-lessor. These failed sales-leaseback transactions were accounted for as financing transactions. Pursuant to the terms of the agreements, the weighted average effective interest rate of the outstanding borrowings was 8.06% and repayments are to be made over a weighted average period of 2.47 years. At the end of the repayment schedule, the Group is entitled to obtain ownership of these equipment for nominal consideration. For the year ended December 31, 2019, interest costs incurred was not material. As of December 31, 2019, the Group recorded the current portion of the borrowings of RMB40,036 (US$5,751) in "Accrued expenses and other liabilities" and the non-current portion of borrowings of RMB41,451 (US$5,954) in "Other non-current liabilities", respectively. As of December 31, 2019, RMB40,167 (US$5,770), RMB31,333 (US$4,501) and RMB9,778 (US$1,404) of the borrowings are due in 2020, 2021 and 2022, respectively. These borrowings were partially collateralized by the Company's electronic machinery and equipment with a total carrying value of RMB61,488 (US$8,832) as of December 31, 2019.

14.   SECURITIZATION DEBT

In June 2019, BEST Finance transferred certain lease rental and other financing receivables totaling RMB705,033 (US$102,700) with remaining lease terms ranging from one to four years originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan (the “Plan”) and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB262,316 (US$37,679) under the Plan , net of issuance costs for the securitization transaction of RMB6,684 (US$974). The Plan consists of three tranches: Series A tranche with a stated interest of 5.5% maturing no later than 2020, Series B tranche with a stated interest of 6.5% maturing no later than 2020 and a subordinated tranche maturing no later than 2023. The Group also provided a guarantee to the Plan to secure the full repayment of the principal and interest of the Series A and B tranches of the Plan issued to external investors.

The Group acts as the servicer of the Plan by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plan through holding all of the subordinated tranche of asset-backed debt securities maturing no later than 2023 and the guarantee provided, from which the Group has the obligation to absorb losses of the Plan that could potentially be significant to the Plan. Accordingly, the Group is considered the primary beneficiary of the Plan and has consolidated the Plan’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

As a result of the series of transactions described above, the maturity dates of the Series A and B tranches of the Plan issued to external investors were considered borrowings from external investors. The proceeds from borrowings from external investors is a financing activity and reported as “Proceeds from issuance of asset-backed securities, net of issuance costs” on the consolidated statements of cash flows. Repayments on the borrowings totaled RMB157,417 (US$22,612) during 2019 from external investors were made according to the payment schedule.

As of December 31, 2019, the outstanding borrowings from external investors was RMB104,899 (US$15,068) which is repayable within one year and is included in “Securitization debt” on the consolidated balance sheets. The weighted average effective interest rate for the outstanding securitization debt was 11.36% as of December 31, 2019.

15.   CONVERTIBLE SENIOR NOTES

On September 17, 2019, the Company issued US$200,000 convertible senior notes (the “Notes”) to several initial purchasers. The Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 1.75% per annum on April 1 and October 1 of each year, beginning on April 1, 2020. The Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   CONVERTIBLE SENIOR NOTES (CONTINUED)

The Notes holders have the right, at their option, to convert the outstanding principal amount of the Notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture for the Notes prior to the close of business day immediately preceding October 1, 2024; or (ii) anytime on or after October 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The initial conversion rate for the Notes is 141.844 of the Company’s American depositary shares (“ADSs ”) per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$7.05 per ADS, subject to certain anti-dilution and make-whole fundamental change adjustments but is not adjusted for any accrued and unpaid interest. Upon conversion, the Company is required to deliver ADSs to such converting holders and both issuer and holders have no other settlement options.

The holders may require the Company to repurchase all or a portion of the Notes for cash on September 30, 2022 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change as defined in the indenture for the Notes were to occur, the outstanding obligations under the Notes could be immediately due and payable (the “Contingent Redemption Options”). The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations as defined in the indenture of the Notes. In addition, the Notes provide its holders with additional interest equal to the fair value of any dividends received by the holders of the Company’s ordinary shares (the “Contingent Interest Features”).

The Company evaluated the embedded conversion features contained in the Notes and determined that the Conversion Option was not required to be bifurcated because it met the scope exception provided for under ASC 815-10-15-74(a).

The Company also evaluated the embedded Contingent Redemption Options and Contingent Interest Features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. The Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are redeemable at par.

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2019 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended December 31, 2019. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

Furthermore, no beneficial conversion feature was recognized for the Notes as the fair value per ADS at the commitment date was US$5.53, which was less than the most favorable conversion price.

In connection with the issuance of the Notes, the Company also purchased capped call options on the Company’s ADS with certain counterparties at a price of US$22,500 (equivalent to RMB159,138), which was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheet with no subsequent changes in fair value recorded. The capped call exercise price is equal to the Notes’ initial conversion price and the cap price is US$10.0 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the Notes with such reduction subject to a cap.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   CONVERTIBLE SENIOR NOTES (CONTINUED)

The net proceeds from the issuance of the Notes were US$194,457 (equivalent to RMB1,375,355), after deducting underwriting discounts and offering expenses of US$5,543 (equivalent to RMB39,205) from the initial proceeds of US$200,000.

As of December 31, 2019, the principal amount of the Notes was RMB1,395,240 (US$200,000), unamortized debt discount was RMB35,032 (US$4,618) and the net carrying amount of the Notes was RMB1,360,208 (US$195,382).

For the year ended December 31, 2019, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the Notes was RMB10,894 (US$1,565). As of December 31, 2019, the Notes will be accreted up to the principal amount of US$200,000 (equivalent to RMB1,395,240) over a remaining period of 2.75 years.

The aggregate scheduled maturities of RMB1,395,240 (US$200,000) of the Notes will be repaid when they become due in 2024, assuming no conversion, redemption prior to the maturity and convertible senior note bondholders hold the Notes until maturity.

16.   TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BEST BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by BEST BVI to its shareholders, no withholding tax is imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2017, 2018 and 2019, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK and BEST Capital HK are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The current enterprise income tax law (“EIT Law”) applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   TAXATION (CONTINUED)

The EIT Law treats enterprises established outside of the PRC with "effective management and control" located in the PRC as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. Any companies located in jurisdictions outside of the PRC, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2019, the Company has not accrued for PRC tax on such basis as the Group's non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Group will continue to monitor the tax status of its non-PRC entities with regards to the PRC tax resident enterprise rules.

Pursuant to relevant laws and regulations in the PRC and with approval from tax authorities in charge, one of the Group's subsidiaries, BEST Technology, qualified as a High and New Technology Enterprise ("HNTE"), and is entitled to the preferential tax rate of 15% for three years from 2016 to 2018. During 2019, BEST Technology has renewed the HNTE certificate for three years from 2019 to 2021.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes On Income in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor directly owns at least 25% of the shares of the FIE).

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
PRC	(1,229,979)	(523,221)	(287,511)	(41,298)
Non-PRC	12,591	27,173	87,088	12,509
	(1,217,388)	(496,048)	(200,423)	(28,789)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current income tax	(11,536)	(18,219)	(17,840)	(2,562)
Deferred income tax	1,680	6,332	(450)	(65)
	(9,856)	(11,887)	(18,290)	(2,627)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   TAXATION (CONTINUED)

A reconciliation of the differences between the PRC statutory tax rate and the Group’s effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Loss before income taxes and share of net loss of equity investees	(1,217,388)	(496,048)	(200,423)	(28,789)
Income tax computed at the statutory tax rate of 25%	304,346	124,012	50,106	7,197
Non-deductible expenses	(113,139)	(76,056)	(74,083)	(10,641)
Effect of different tax rates in different jurisdictions and preferential tax rate	(4,220)	(4,826)	(9,949)	(1,429)
Research and development expenses deduction	9,441	12,248	19,552	2,808
Non-taxable income	13,985	17,097	17,489	2,512
Over-accrued EIT for previous years	(154)	(8,770)	(1,245)	(179)
Deferred tax expense	(19,362)	(4,140)	2,876	413
Tax rate change	—	16,771	(4,578)	(658)
Expired tax loss	(31,373)	(13,482)	(2,201)	(316)
Change in valuation allowance	(169,380)	(74,741)	(16,257)	(2,334)
	(9,856)	(11,887)	(18,290)	(2,627)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   TAXATION (CONTINUED)

Deferred tax

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	357,259	363,107	52,157
Customer advances and deposits	47,233	34,571	4,966
Allowance for doubtful accounts and inventory provision	7,476	28,278	4,062
Depreciation and amortization expense	40,305	101,565	14,589
Net operating losses carrying forward	719,878	692,352	99,450
Total deferred tax assets	1,172,151	1,219,873	175,224
Valuation allowance*	(1,155,994)	(1,172,251)	(168,384)
Total deferred tax assets net of valuation allowance	16,157	47,622	6,840
*

The Group recorded a full valuation allowance against deferred tax assets of those subsidiaries and VIEs that are in a three-year cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2018 and 2019. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes on private equity investments	16,157	19,696	2,829
Accrued revenue recognition difference	—	27,926	4,011
Long-lived assets arising from acquisition	25,356	25,806	3,707
Total deferred tax liabilities	41,513	73,428	10,547

As of December 31, 2019, the Company has net operating losses of RMB3,300,414 (US$474,075) primarily from its subsidiaries and VIEs in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2019 will expire in years 2020 to 2029 if not utilized. As of December 31, 2019, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2019, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB81,539 (US$11,712). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries are not determined because such a determination is not practicable.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2018 and 2019, the Company recorded an unrecognized tax benefit of RMB132,808 and RMB191,473 (US$27,503) respectively, of which RMB nil and RMB nil (US$ nil), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2018 and 2019, unrecognized tax benefits of RMB16,698 and RMB (1,446) (US$(208)), respectively, if ultimately recognized, will impact the effective tax rate. A roll-forward of unrecognized tax benefits is as follows:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Beginning balance	106,376	132,808	19,077
Additions	27,786	64,410	9,251
Decreases	(1,354)	(5,745)	(825)
Ending balance	132,808	191,473	27,503

During the years ended December 31, 2017, 2018 and 2019, the Company recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and the VIEs and its subsidiaries’ tax years 2014 through 2019 remain open to examination by the taxing jurisdictions.

17.   RESTRICTED NET ASSETS

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   RESTRICTED NET ASSETS (CONTINUED)

In accordance with the PRC Company Laws, the Company’s VIEs and its subsidiaries must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the discretionary surplus fund are made at the discretion of the Board of Directors of the VIEs and its subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2018, and 2019, the Company’s PRC subsidiaries had appropriated RMB3,771 and RMB4,641 (US$667) of statutory reserves , respectively, which are included in shareholder's equity.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIEs and its subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and surplus reserves of the Company’s PRC subsidiaries and the VIEs and its subsidiaries, totaling RMB4,664,305 (US$ 669,985) as of December 31, 2019; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 are disclosed in Note 28.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

18.   LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	2017	2017	2017	2018	2018	2018	2019	2019	2019	2019	2019	2019

	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss attributable to ordinary shareholders—basic	(612,133)	(219,898)	(395,862)	(320,514)	(124,319)	(63,155)	(128,498)	(18,458)	(49,017)	(7,040)	(24,901)	(3,577)
Denominator:
Weighted average number of ordinary shares outstanding—basic	73,900,022	26,547,262	47,790,698	242,542,728	94,075,249	47,790,698	246,614,615	246,614,615	94,075,249	94,075,249	47,790,698	47,790,698
Basic loss per share	(8.28)	(8.28)	(8.28)	(1.32)	(1.32)	(1.32)	(0.52)	(0.07)	(0.52)	(0.07)	(0.52)	(0.07)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

18.   LOSS PER SHARE (CONTINUED)

	2017	2017	2017	2018	2018	2018	2019	2019	2019	2019	2019	2019

	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net loss attributable to ordinary shareholders—basic	(612,133)	(219,898)	(395,862)	(320,514)	(124,319)	(63,155)	(128,498)	(18,458)	(49,017)	(7,040)	(24,901)	(3,577)
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 20)	(615,760)	—	—	(187,474)	—	—	(73,918)	(10,617)	—	—	—	—
Net loss attributable to ordinary shareholders—diluted	(1,227,893)	(219,898)	(395,862)	(507,988)	(124,319)	(63,155)	(202,416)	(29,075)	(49,017)	(7,040)	(24,901)	(3,577)
Denominator:
Weighted average number of ordinary shares outstanding—basic	73,900,022	26,547,262	47,790,698	242,542,728	94,075,249	47,790,698	246,614,615	246,614,615	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares (Note 20)	74,337,960	—	—	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares outstanding - diluted	148,237,982	26,547,262	47,790,698	384,408,675	94,075,249	47,790,698	388,480,562	388,480,562	94,075,249	94,075,249	47,790,698	47,790,698
Diluted loss per share	(8.28)	(8.28)	(8.28)	(1.32)	(1.32)	(1.32)	(0.52)	(0.07)	(0.52)	(0.07)	(0.52)	(0.07)

For the years ended December 31, 2017, 2018 and 2019, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 20). The effects of all outstanding share options, restricted share units and convertible senior notes were excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

19.   SHARE-BASED PAYMENTS

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

In July 2017, 12,599,520 vested options were exercised pursuant to a conditional one-time waiver of the "exercisable upon the Company's IPO" condition by the Group (the "early exercise"). The early exercise was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31.

2017 Stock Incentive Plan

In September 2017, the Company's shareholders and Board of Directors approved the 2017 Equity Incentive Plan (the "2017 Plan"). The 2017 Plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued. In addition, the number of Class A ordinary shares available to be issued under the 2017 Plan will automatically be increased by a maximum of 2% of the Company's total outstanding shares at the end of the preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the 2017 Plan does not exceed 10% of the Company's total outstanding shares at the end of the preceding calendar year.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date on September 20, 2017, the Company did not recognize any compensation expense until the IPO occurred. Upon the IPO completion date, the Company immediately recognized expenses associated with options that were vested as of the IPO completion date amounting to RMB6,017, RMB13,172, RMB119,654, and RMB24,268 included in cost of revenues, selling expense, general and administrative expenses and research and development expenses, respectively. In addition, the Company recognizes the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee share option activity under the 2008 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2018	4,294,256	0.75	6.65	12.95	14,430
Granted	—	—	—
Exercised	(1,177,249)	0.75	5.86
Forfeited/Expired	(325,549)	0.75	8.05
Outstanding, December 31, 2019	2,791,458	0.75	6.83	12.01	13,428
Vested and expected to vest at December 31, 2019	2,791,458	0.75	6.83	12.01	13,428
Exercisable at December 31, 2019	1,926,205	0.75	6.14	11.79	9,266

The aggregate intrinsic value in the table above represents the difference between the closing share price on the last trading day in 2019 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018 and 2019 was RMB792,192 and RMB860,607 (US$123,618) respectively.

The total weighted average grant-date fair value of the share option awards granted during the years ended December 31, 2017 and 2018 were US$8.63 and US$9.55 , respectively. No share option awards were granted during the year ended December 31, 2019. The total fair value of the equity awards vested during the years ended December 31, 2017, 2018 and 2019 were RMB 87,812, RMB101,966 and RMB48,452 (US$6,960) respectively.

There were no new grants of share option awards during the year ended December 31, 2019 or any outstanding share options under the 2017 Plan as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, the unrecognized compensation cost related to 865,253 unvested share options expected to vest was RMB24,722 (US$3,551). This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 1.50 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

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

A summary of the non-employee share option activity under the 2008 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2018	1,574,623	0.70	2.47	9.67	4,657
Granted	—	—	—
Exercised	(102,946)	0.30	2.20
Forfeited	—	—	—
Outstanding, December 31, 2019	1,471,677	0.70	2.47	8.67	7,645
Vested and expected to vest at December 31, 2019	1,471,677	0.70	2.47	8.67	7,645
Exercisable at December 31, 2019	1,471,677	0.70	2.42	8.60	7,149

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2019 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB nil, RMB15,703 and RMB19,677 (US$2,826), respectively.

The total weighted average grant date fair value of the non-employee share option awards granted during the years ended December 31, 2017 and 2018 were US$9.05, US$9.06 per option, respectively. The Company did not grant any non-employee share option awards for the year ended December 31, 2019. The total fair value of the equity awards vested during the years ended December 31, 2017, 2018 and 2019 were RMB118,002, RMB21,199 and RMB770 (US$111), respectively.

There were no new grants of non-employee share option awards during the year ended December 31, 2019 or any outstanding non-employee share options under the 2017 Plan as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, there was no remaining unrecognized non-employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   SHARE-BASED PAYMENTS (CONTINUED)

Grant date fair value of employee and non-employee share options

The grant date fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the share options is based on the market yield of U.S. treasury bonds in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. Subsequent to the IPO, the fair value of the ordinary shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the grant date fair value of the share options granted to employees and non-employees are as follows:

	For the year ended December 31,
	2017	2018	2019
Risk-free interest rate	2.32% ~ 2.41%	2.74% ~ 2.78%	—
Expected volatility range	40.5% ~ 44.1%	44.3% ~ 46.9%	—
Suboptimal exercise factor	2.20	2.20	—
Fair market value per ordinary share	US$5.08 ~ $11.24	US$8.30 ~ $9.55	—

Restricted Shares

The following table summarizes the Company's Restricted Shares activity under the 2017 Plan:

		Weighted-
		average
	Number of	grant-date fair
	shares	value
		US$
Outstanding, December 31, 2018	3,171,099	10.44
Granted	4,354,211	5.65
Vested and issued	(767,196)	10.45
Forfeited	(422,900)	8.43
Outstanding, December 31, 2019	6,335,214	7.28
Vested and expected to vest at December 31, 2019	6,335,214

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2019 was US$5.65, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2019, there was RMB258,620 (US$37,148) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 2.88 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year ended December 31, 2019, the Group granted 9,413 Restricted Shares to non-employees, which were fully vested and issued during the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   SHARE-BASED PAYMENTS (CONTINUED)

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenue	6,799	2,003	1,771	254
Selling expenses	14,244	6,007	8,788	1,262
General and administrative expenses	251,312	91,982	80,736	11,597
Research and development expenses	26,608	9,115	7,209	1,036
Total share-based compensation expenses	298,963	109,107	98,504	14,149

20.   SHAREHOLDERS' EQUITY

Upon the completion of the Company’s IPO on September 20, 2017, all the outstanding Series A, Series B, Series C, Series D, Series E, Series F, Series G-1 and Series G-2 preferred shares preferred (collectively the “Preferred Shares”) issued by the Company prior to the IPO were automatically converted into 264,034,399 ordinary shares and all outstanding ordinary shares, were re-designated into 182,168,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion rights. Holders of Class A, Class B and Class C ordinary shares shall vote together as one class on all resolutions submitted to a vote by the shareholders (except with respect to the modification of the rights of any class of ordinary shares). Each share of Class A, Class B and Class C ordinary shares entitle the holder thereof to one vote per share, fifteen votes per share and thirty votes per share on all matters subject to vote at the Company’s general meetings, respectively, and each share of Class B and Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each holder of Class B ordinary shares or Class C ordinary shares can exercise their conversion right by delivering a written notice to the Company that specifies the number of Class B or Class C ordinary shares they elect to convert into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B or Class C ordinary shares, Class B ordinary shares be convertible into Class C ordinary shares, nor shall Class C ordinary shares be convertible into Class B ordinary shares.

On September 20, 2017, the Company completed its IPO on the New York Stock Exchange. The Company offered 45,000,000 ADSs representing 45,000,000 Class A ordinary shares at US$10.00 per ADS. Additionally, the underwriters exercised their options to purchase an additional 4,750,000 and 2,000,000 ADSs at US$10.00 per ADS, representing 4,750,000 and 2,000,000 Class A ordinary shares, from the Company and selling shareholders, respectively. Net proceeds from the IPO including the over-allotment option after deducting underwriting discounts were RMB3,151,007. Deferred IPO costs of RMB30,646 were recorded as a reduction of the proceeds from the IPO in shareholders’ equity.

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

For the years ended December 31, 2017, 2018 and 2019, 730,000, 12,903,413 and 2,056,804 Class A ordinary shares were issued pursuant to exercise of share options and vesting of Restricted Shares, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHAREHOLDERS' EQUITY (CONTINUED)

On February 1, 2018 and September 5, 2018, the Company issued and transferred 16,000,000 and 2,000,000 Class A ordinary shares respectively to Citi, its depositary bank to be issued to employees and non-employees upon the exercise of vested share options and vesting of Restricted Shares under the 2008 Stock Incentive Plan and 2017 Stock Incentive Plan. As of December 31, 2019, 14,960,217 ordinary shares out of these 18,000,000 ordinary shares had been issued to employees and non-employees. Therefore, as of December 31, 2019, 3,039,783 Class A ordinary shares remain available for future issuance.

As of December 31, 2018, the Company had ordinary shares outstanding comprising of 250,648,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 of Class C ordinary shares, respectively. As of December 31, 2019, the Company had ordinary shares outstanding comprising of 250,648,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, respectively. No Class B or Class C ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2017, 2018 and 2019, respectively.

In November 2019, the Board of Directors of the Company authorized a share repurchase program (“2019 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market over a period of 18 months in accordance with applicable securities laws from time to time. As of December 31, 2019, the Company had not repurchased any ADSs under the 2019 Share Repurchase Program.

21.   RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group
Lazada Express Limited (“Lazada”)	Entity controlled by a principal shareholder of the Group

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Rendering of express delivery and supply chain management services:
Cainiao	489,999	652,352	814,855	117,046
Lazada	—	—	10,697	1,537
	489,999	652,352	825,552	118,583

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Rental of warehouse as a lessee:
Cainiao	8,731	9,076	9,916	1,424

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

21.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions: (continued)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating costs paid on behalf of the Company:
Cainiao	19,892	16,433	9,874	1,418

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Cainiao	—	3,489	160	23

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	—	4,756	9,669	1,389

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	197,488	241,021	34,621
Ali Cloud	—	388	56
Lazada	—	5,349	768
	197,488	246,758	35,445

	As at December 31
	2018	2019	2019
	RMB	RMB	US$
Amounts due to related parties:
Cainiao	12,429	6,140	882

22.   SEGMENT REPORTING

The Group has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services, (4) Store + services, and (5) Others. The “Others” category principally relates to finance leasing services, cross-border logistic services and UCargo transportation services. The operating segments also represented the reporting segments.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.   SEGMENT REPORTING (CONTINUED)

The chief operating decision maker ("CODM") has been identified as the Chief Executive Officer. The CODM assess the performance of the operating segments based on the measures of revenues, costs of revenues and gross profit. Other than the information provided below, the CODM does not use any other measures by segments. The Group currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue:
Express delivery	12,850,067	17,740,176	21,839,107	3,136,991
Freight delivery	3,178,850	4,115,606	5,233,542	751,751
Supply chain management	1,854,356	2,326,487	2,381,848	342,131
Store +	2,226,034	2,845,141	2,817,202	404,666
Others	649,784	2,759,499	4,398,603	631,820
Inter-segment*	(769,529)	(1,825,930)	(1,494,413)	(214,659)
Total revenue	19,989,562	27,960,979	35,175,889	5,052,700
Cost of revenue:
Express delivery	12,508,090	16,953,251	21,150,925	3,038,140
Freight delivery	3,363,457	3,963,172	4,997,270	717,813
Supply chain management	1,746,999	2,224,749	2,270,514	326,139
Store +	2,072,912	2,590,022	2,495,503	358,457
Others	573,581	2,609,846	3,611,969	518,827
Inter-segment*	(761,028)	(1,821,198)	(1,309,318)	(188,072)
Total cost of revenue	19,504,011	26,519,842	33,216,863	4,771,304
Gross (loss)/profit:
Express delivery	341,977	786,925	688,182	98,851
Freight delivery	(184,607)	152,434	236,272	33,938
Supply chain management	107,357	101,738	111,334	15,992
Store +	153,122	255,119	321,699	46,209
Others	76,203	149,653	786,634	112,993
Inter-segment*	(8,501)	(4,732)	(185,095)	(26,587)
Total gross profit	485,551	1,441,137	1,959,026	281,396

(*)   The inter-segment eliminations mainly consist of (i) express delivery services provided by the Express delivery services segment to the Supply chain management services segment; and (ii) supply chain management services provided by the Supply chain management services segment to the Store + services segment, and (iii) services provided by the Others segment to the Express delivery services, Freight delivery services and Supply chain management services segment, for the years ended December 31, 2017, 2018 and 2019, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Fair value measurements as at December 31, 2018 using
Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	94,628	94,628

Fair value measurements as at December 31, 2019 using
Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	119,927	119,927

The Group recognized a gain of RMB64,628 and RMB14,155 (US$2,033) for measuring equity investments at fair value using the measurement alternative resulting from the observable price changes occurring in the years ended December 31, 2018 and 2019, respectively.

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2018 and 2019.

24.   COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB963,841 (US$138,447) at December 31, 2019, which are scheduled to be paid within one year.

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIEs and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB219,646, RMB221,117 and RMB210,656 (US$30,259) for the years ended December 31, 2017, 2018 and 2019, respectively.

26.   ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1 , 2017	146,100
Foreign currency translation adjustments, net of tax of nil	(133,767)
Balance as of December 31, 2017	12,333
Foreign currency translation adjustments, net of tax of nil	111,590
Balance as of December 31, 2018	123,923
Foreign currency translation adjustments, net of tax of nil	39,273
Balance as of December 31, 2019	163,196
Balance as of December 31, 2019 (US$)	23,442

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

27.   SUBSEQUENT EVENT

Beginning in January 2020, the novel coronavirus (COVID-19) outbreak has negatively impacted the Group’s operations in China and resulted in lower productivity from late January to early March due to travel restrictions and quarantines. The Group's total revenue declined for January and February of 2020 as compared to the same period in the prior year. By the end of March, the Group's service have fully recovered nationwide, including all hubs and warehouses for Express delivery service, Freight delivery service and Supply Chain management service. As the COVID-19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in the PRC, the Group is unable to reasonably estimate the magnitude of COVID-19's impact on its operations and the related financial impact at this time.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

28.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31
	Notes	2018	2019	2019
		RMB	RMB	US$
Current assets:
Cash		5,350	9,933	1,427
Prepayments and other current assets		5,405	5,511	792
Total current assets		10,755	15,444	2,219
Non-current assets:
Other non—current assets		3,811	5,909	849
Investments in subsidiaries and VIEs		4,322,463	5,343,503	767,546
Total non—current assets:		4,326,274	5,349,412	768,395
Total assets		4,337,029	5,364,856	770,614
Current liabilities:
Accrued liabilities and other payables		14,401	8,805	1,265
Non-current liabilities:
Long-term payable due to subsidiaries		184,513	74,931	10,763
Convertible senior notes		—	1,360,208	195,382
Total liabilities		198,914	1,443,944	207,410
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 1,858,134,053 shares authorized as of December 31, 2018 and 2019; 250,648,452 and 250,648,452 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	20	16,532	16,532	2,375
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 94,075,249 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	20	6,178	6,178	887
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2018 and 2019; 47,790,698 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	20	3,278	3,278	471
Additional paid in capital		19,407,460	19,353,400	2,779,942
Accumulated deficit		(15,419,256)	(15,621,672)	(2,243,913)
Accumulated other comprehensive income		123,923	163,196	23,442
BEST Inc. shareholders’ equity		4,138,115	3,920,912	563,204
Total liabilities and shareholders’ equity		4,337,029	5,364,856	770,614

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(30)	(6,610)	(2,698)	(388)
Operating loss	(30)	(6,610)	(2,698)	(388)
Share of losses of subsidiaries and VIEs	(1,227,847)	(501,396)	(188,962)	(27,142)
Interest expense	(30)	—	(10,756)	(1,545)
Interest income	14	18	—	—
Net loss attributable to ordinary shareholders	(1,227,893)	(507,988)	(202,416)	(29,075)
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(133,767)	111,590	39,273	5,641
Comprehensive loss	(1,361,660)	(396,398)	(163,143)	(23,434)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash generate from operating activities	56,730	3,132	4,218	606
Net cash used in investing activities	(3,069,955)	(41,166)	(1,224,149)	(175,838)
Net cash generated from financing activities	3,031,915	4,249	1,224,514	175,891
Net increase/(decrease) in cash and cash equivalents	18,690	(33,785)	4,583	659
Cash and cash equivalents at beginning of the year	20,445	39,135	5,350	768
Cash and cash equivalents at end of the year	39,135	5,350	9,933	1,427

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and VIEs” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIEs” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.