Form 20-F
period 2020-12-31
BEST Inc.
filed 2021-04-16
CIK 1709505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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
Zhejiang Province 310013
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

250,648,452 Class A ordinary shares were outstanding as of December 31, 2020 (including 6,565,542 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2020
47,790,698 Class C ordinary shares were outstanding as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

◻ Yes   ◻ No

BEST INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“2008 equity and performance incentive plan” are to our equity and performance incentive plan adopted in 2008, as amended;
●	“2017 equity incentive plan” are to BEST Inc. 2017 Equity Incentive Plan adopted in September 2017;
●	“2024 Convertible Notes” are to the 1.75% convertible senior notes due 2024 in an aggregate principal amount of US$200 million that we offered and sold in September 2019 in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933;
●	“2025 Convertible Notes” are to the 4.50% convertible senior notes due 2025 in an aggregate principal amount of US$150 million that we issued and sold in June 2020 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“AGVs” are to automated guided vehicles;
●	“Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;
●	“B2B” are to business-to-business, or commercial transactions between businesses;
●	“B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, in which Alibaba Group Holding Limited owned an approximately 66% equity interest as of March 31, 2020 as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 9, 2020, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Cloud OFC” or “OFC” are to our cloud-based order fulfillment centers through which we take full responsibility for the optimal allocation of our customers’ inventory;
●	“franchisee partners” are to our direct business partners that operate our Cloud OFCs for BEST Supply Chain Management or service stations on our supply chain service network for BEST Express and BEST Freight and provide related services under our brands;
●	“freight” are to full-truckload and less-than-truckload road transportation services;
●	“freight volume” in any given period are to the tonnage of freight cargo collected by us or our franchisee partners using our waybills in that period;
●	“FTL” are to full-truckload freight services;
●	“hubs” are to large logistics facilities located in major cities in the PRC that are connected by line-haul transportation to most of our other hubs;
●	“LTL” are to less-than-truckload freight services;

ii

●	“New Retail” are to the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery;
●	“orders fulfilled” in any given period are to the number of orders processed by our self-operated or franchised OFCs, as applicable, which were delivered to intended recipients in that period;
●	“ordinary shares” are to, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.01 per share;
●	“parcel volume” in any given period are to the number of parcels collected by us or our franchisee partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of the PRC;
●	“Smart Supply Chain” are to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to provide the customization, productivity and efficiency needed in the New Retail era, which can be defined by characteristics including data and information visibility to all participants, timely predictions and real-time responses, flexibility, efficiency and integration of supply chain services;
●	“SMEs” are to small and medium enterprises;
●	“sortation centers” are to generally smaller-scale logistics facilities compared to hubs, primarily connected to nearby hubs and other sortation centers by feeder services;
●	“swap bodies” are to standard freight containers that can be conveniently mounted on tractors for road transportation;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities” or “VIEs” are to Hangzhou BEST Network Technologies Co., Ltd., or Hangzhou BEST Network, Hangzhou BEST Information Technology Services Co., Ltd. (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.), or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, which are PRC entities owned by PRC legal persons, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries;
●	“we,” “us,” “our company,” “our” and “BEST” are to BEST Inc., our Cayman Islands holding company, and its subsidiaries and variable interest entities, as the context requires; and
●	“WOWO” are to Sichuan Wowo Supermarket Chain Co., Ltd., which we acquired in May 2017.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and as of December 31, 2019 and 2020.

Our ADSs are listed on the New York Stock Exchange under the symbol “BEST.” Before February 19, 2019, our ADSs were listed on the same stock exchange under the symbol “BSTI.”

By the end of 2020, we had wound down our BEST Store+ business and since then we have started to reflect BEST Store+’s historical financial results for the periods prior to the wind-down in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Store+.

iii

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 and the selected balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited financial statements not included in this annual report. The historical results are not necessarily indicative of results to be expected in any future period.

By the end of 2020, we had wound down our BEST Store+ business and since then we have started to reflect BEST Store+’s historical financial results for the periods prior to the wind-down in our consolidated financial statements as discontinued operations. According to applicable accounting standards, assets and liabilities related to BEST Store+, including comparatives, are reclassified as assets/liabilities held for sale, while results of operations related to BEST Store+, including comparatives, are reported as income or loss from discontinued operations.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Selected Consolidated Statements of Comprehensive Loss Data
Revenue(1)	8,283,911	17,763,528	25,115,977	32,358,687	29,995,029	4,596,938
Cost of revenue	(8,807,010)	(17,431,099)	(23,929,959)	(30,721,360)	(29,756,889)	(4,560,443)
Gross (loss)/profit	(523,099)	332,429	1,186,018	1,637,327	238,140	36,495
Selling expenses	(252,548)	(267,251)	(370,987)	(432,939)	(477,902)	(73,242)
General and administrative expenses	(483,390)	(828,496)	(886,638)	(932,718)	(1,262,232)	(193,446)
Research and development expenses	(80,326)	(139,009)	(184,581)	(204,234)	(191,417)	(29,336)
Other operating income	104,047	—	—	—	—	—
Total operating expenses	(712,217)	(1,234,756)	(1,442,206)	(1,569,891)	(1,931,551)	(296,024)

(Loss)/Income from operations	(1,235,316)	(902,327)	(256,188)	67,436	(1,693,411)	(259,529)
Interest income	24,386	75,056	102,821	95,440	74,727	11,452
Interest expense	(21,379)	(47,154)	(75,060)	(79,486)	(174,607)	(26,760)
Foreign exchange loss	(1,864)	(5,674)	(7,624)	(4,375)	(8,243)	(1,263)
Other income	43,774	54,052	168,363	145,853	165,346	25,340
Other expense	(8,405)	(17,780)	(28,602)	(31,784)	(24,576)	(3,766)

(Loss)/Income before income tax and share of net (loss)/income of equity investees	(1,198,804)	(843,827)	(96,290)	193,084	(1,660,764)	(254,526)
Income tax expense	(570)	(1,919)	(10,500)	(20,027)	(22,124)	(3,391)
(Loss)/Income before share of net (loss)/income of equity investees	(1,199,374)	(845,746)	(106,790)	173,057	(1,682,888)	(257,917)
Share of net income/ (loss) of equity investees	43	(816)	(456)	(355)	(180)	(28)

Net (loss)/ income from continuing operations	(1,199,331)	(846,562)	(107,246)	172,702	(1,683,068)	(257,945)
Net loss from discontinued operations	(164,149)	(381,498)	(401,145)	(391,770)	(368,156)	(56,422)
Net loss	(1,363,480)	(1,228,060)	(508,391)	(219,068)	(2,051,224)	(314,367)
Net loss attributable to non-controlling interests	—	(167)	(403)	(16,652)	(25,716)	(3,941)
Net loss attributable to BEST Inc.	(1,363,480)	(1,227,893)	(507,988)	(202,416)	(2,025,508)	(310,426)
Including:
Net (loss)/income from continuing operations attributable to BEST Inc.	(1,199,331)	(846,562)	(106,843)	189,354	(1,657,352)	(254,004)
Net loss from discontinued operations attributable to BEST Inc.	(164,149)	(381,331)	(401,145)	(391,770)	(368,156)	(56,422)

Accretion to redemption value of redeemable convertible preferred shares	(3,661,975)	—	—	—	—	—
Deemed dividend-repurchase of redeemable convertible preferred shares	(160,891)	—	—	—	—	—
Deemed dividend-modification of redeemable convertible preferred shares	(423,979)	—	—	—	—	—
Deemed dividend-extinguishment loss of Series D redeemable convertible preferred	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(5,610,325)	(1,227,893)	(507,988)	(202,416)	(2,025,508)	(310,426)
Net (loss)/earnings per Class A, Class B and Class C ordinary share:
Basic
Continuing operations	(90.77)	(5.71)	(0.28)	0.49	(4.28)	(0.66)
Discontinued operations	(2.74)	(2.57)	(1.04)	(1.01)	(0.95)	(0.14)
Diluted
Continuing operations	(90.77)	(5.71)	(0.28)	0.48	(4.28)	(0.66)
Discontinued operations	(2.74)	(2.57)	(1.04)	(1.01)	(0.95)	(0.14)
Basic net loss per share attributable to Class A, Class B and Class C ordinary shareholders	(93.51)	(8.28)	(1.32)	(0.52)	(5.23)	(0.80)
Diluted net loss per share attributable to Class A, Class B and Class C ordinary shareholders	(93.51)	(8.28)	(1.32)	(0.52)	(5.23)	(0.80)
Shares used in net loss per share computation:
Ordinary shares:
Basic	60,000,000	—	—	—	—
Diluted	60,000,000	—	—	—	—
Class A ordinary shares:
Basic	—	73,900,022	242,542,728	246,614,615	245,626,959
Diluted	—	148,237,982	384,408,675	388,480,562	387,492,906
Class B ordinary shares:
Basic	—	26,547,262	94,075,249	94,075,249	94,075,249
Diluted	—	26,547,262	94,075,249	94,075,249	94,075,249
Class C ordinary shares:
Basic	—	47,790,698	47,790,698	47,790,698	47,790,698
Diluted	—	47,790,698	47,790,698	47,790,698	47,790,698

Note:

(1)	On January 1, 2018, we adopted ASC 606, Revenues from Contracts with Customers (“ASC 606”) and elected to apply the modified retrospective approach to contracts that had not been completed as of this date. The cumulative effect of initially applying ASC 606 resulted in an increase to opening accumulated deficit of RMB25.0 million, which has been recognized on the day of initial application and prior periods were not retrospectively adjusted. Our consolidated statement of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 presented above have been prepared in accordance with ASC 606, while our consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017 presented above have been prepared in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”).

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	2,927,581	1,231,631	1,616,785	1,985,413	1,383,317	212,003
Restricted cash (current portion)	374,363	1,652,653	1,278,326	1,786,832	2,102,426	322,211
Short-term investments	62,000	2,353,663	1,007,329	1,057,598	268,647	41,172
Lease rental receivables (current portion)	23,292	193,703	613,439	483,363	497,127	76,188
Assets held for sale (current portion)	—	89,984	91,091	64,195	509,395	78,068
Operating lease right-of-use assets(1)	—	—	—	4,209,015	3,863,375	592,088
Property and equipment, net	947,505	1,288,450	2,047,213	2,924,404	4,079,235	625,170
Intangible assets, net	13,516	41,029	35,659	20,408	12,198	1,869
Long-term investments	24,081	37,167	214,339	230,855	221,426	33,935
Goodwill	247,203	267,408	267,408	289,318	295,758	45,327
Restricted cash (non-current portion)	78,588	89,745	90,638	175,700	709,848	108,789
Lease rental receivables (non-current portion)	87,551	749,243	1,431,441	993,260	647,678	99,261
Other non-current assets	87,395	62,314	45,531	346,645	543,949	83,364
Assets held for sale (non-current portion)	—	317,723	334,052	496,173	—	—
Total assets	6,295,853	10,878,529	12,366,282	19,492,856	19,870,823	3,045,334
Short-term bank loans	458,000	1,216,384	1,782,900	2,510,500	3,082,537	472,419
Operating lease liabilities (current portion)(1)	—	—	—	975,475	1,032,461	158,232
Liabilities held for sale (current portion)	—	73,065	68,872	74,242	193,432	29,645
Convertible senior notes held by related parties	—	—	—	680,104	1,617,846	247,946
Convertible senior notes held by third parties	—	—	—	680,104	642,121	98,409
Operating lease liabilities (non-current portion)(1)	—	—	—	3,388,908	2,995,173	459,030
Liabilities held for sale (non-current portion)	—	28,843	26,715	118,704	—	—
Total liabilities	3,961,748	6,486,034	8,226,124	15,577,572	18,146,219	2,781,026
Total mezzanine equity	15,842,210	—	—	—	—	—
Total shareholders’ (deficit)/equity	(13,508,105)	4,392,495	4,140,158	3,915,284	1,724,604	264,308
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	6,295,853	10,878,529	12,366,282	19,492,856	19,870,823	3,045,334

Note:

(1)

We adopted Accounting Standards Update (“ASU”) No.2016-02: Leases on January 1, 2019 using the modified retrospective transition method. Operating lease right-of-use assets and lease liabilities (including current and non-current) for operating leases are presented on the consolidated balance sheets as of December 31, 2019 and 2020, while the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been prepared in accordance with ASC topic 840 (“ASC 840”), Accounting for Leases.

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments, if any.

The table below sets forth a reconciliation of our net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net (loss)/income from continuing operations	(1,199,331)	(846,562)	(107,246)	172,702	(1,683,068)	(257,945)
Add:
Depreciation and amortization	245,875	352,107	441,314	476,101	515,002	78,928
Interest expense	21,379	47,154	75,060	79,486	174,607	26,760
Income tax expense	570	1,919	10,500	20,027	22,124	3,391
Subtract:
Interest income	(24,386)	(75,056)	(102,821)	(95,440)	(74,727)	(11,452)
EBITDA from continuing operations	(955,893)	(520,438)	316,807	652,876	(1,046,062)	(160,318)
Add
Share-based compensation expenses	—	284,548	104,136	91,693	129,651	19,870
Subtract:
Fair value change of equity investments	—	—	(64,628)	(14,155)	(18,688)	(2,864)
Adjusted EBITDA from continuing operations	(955,893)	(235,890)	356,315	730,414	(935,099)	(143,312)

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2016	2017	2018	2019	2020
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands)(1)	88,063	132,245	164,441	198,914	218,554
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	32,602	48,232	82,276	157,990	214,670
BEST Express
Parcel volume (in thousands)(1)	2,165,521	3,769,385	5,470,092	7,576,204	8,535,133
BEST Freight
Freight volume (tonnage in thousands)(1)	2,982	4,316	5,430	6,980	8,392

Note:

(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Financial Information.”

Currency Translation and Exchange Rate

We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.5250 = US$1.00, which was the noon buying rate on December 31, 2020 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

We compete with total supply chain solution providers. As our operations encompass a broad range of areas, certain service lines may also face competition from other service providers in China, including supply chain management service providers, express delivery and freight service providers, SaaS software service providers and logistics brokers. As we continue to expand our local express delivery and other services in certain Southeast Asian countries, we also face intense competition from both international and local service providers. In addition to established players, we face competition from new market entrants. Increased competition may lead to a loss of market share, increasing difficulty in launching new service offerings, reduction in revenue or increase in loss, any one of which could harm our business, financial condition and results of operations.

Our competitors may have a broader service or network coverage, more advanced technology infrastructure, stronger brand recognition and greater capital resources than we do. In addition, our competitors may reduce their rates to gain business, especially during times of reduced economic growth, and such reductions may limit our ability to maintain or increase our rates, maintain our operating margins or achieve growth in our business. For example, due to intense competition in rates for express services, average revenue per parcel for BEST Express decreased by 11.1% from RMB3.24 in 2018 to RMB2.88 in 2019. In 2020, average revenue per parcel for BEST Express dropped further down to RMB2.28 primarily due to competitive market dynamics and a passing-through of a temporary government waiver of highway toll fees to our customers through downward price adjustments in the first half of 2020 amidst the COVID-19 pandemic. There historically have been and continue to be declines in fee rates for express services across our industry, and we continue to experience a decline in average revenue per parcel for BEST Express. We expect that this trend of intense competition and declining fee rates is likely to continue in the foreseeable future, and there can be no assurance that we will be able to maintain, or prevent further decreases, in these rates going forward. To the extent positive effects of economies of scale, network optimization, as well as increased operational efficiency are unable to offset further decreases in rates for express services, even if we continue to grow our parcel volume, BEST Express may not be able to achieve desired growth in revenue, or maintain its operating margins, and our results of operations and business may be materially and adversely affected.

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

The future development and landscape of the retail industry in China and elsewhere are affected by a number of factors, many of which are beyond our control. These factors include the consumption power and disposable income of consumers, as well as changes in demographics and consumer preferences. The development of the retail industry is also subject to the selection, price and popularity of products offered through online and offline retail channels of original brand manufacturers and changes in the availability, reliability and security of such channels. Further, the emergence of alternative channels or business models that better suit the needs of consumers and the development of online-to-offline supply chain integration by retailers can also affect the development of the retail industry. Another important factor is the development of fulfillment, payment and other ancillary services associated with the retail industry. Macroeconomic conditions, particularly as retail spending tends to decline during recessions and other economic factors affecting consumer confidence, including inflation and deflation, fluctuation of currency exchange rates, volatility of stock and property markets, interest rates, tax rates and changes in unemployment rates, can also impact the development of the retail industry in China and elsewhere. Finally, other factors, such as changes in government policies, laws and regulations, in particular those that govern the retail industry, as well as changes in domestic and international politics, including military conflicts, economic disputes, political turmoil and social instability, can also influence the development of the retail industry in China and elsewhere. It is difficult to predict how market forces, or China or U.S. government policy, in particular, the outbreak of a trade war between China and the U.S. and the imposition starting in 2018 of additional tariffs on bilateral imports, trade bans and trade restrictions, may continue to impact China’s economy, the retail industry, e-commerce in China and the U.S., as well as related demand for integrated supply chain solutions going forward. If New Retail, the e-commerce industry in China and elsewhere and their respective demand for integrated supply chain solutions fail to develop as we expect, our business and growth could be harmed.

We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.

We incurred net losses of RMB508.4 million, RMB219.1 million and RMB2,051.2 million (US$314.4 million) in 2018, 2019 and 2020, respectively, including net loss of RMB107.2 million, net income of RMB172.7 million and net loss of RMB1,683.1 million (US$258.0 million) from our continuing operations and RMB401.1 million, RMB391.8 million and RMB368.2 million (US$56.4 million) from our discontinued operations comprising the BEST Store+ business which we had wound down in late 2020. In addition, we do not have a stable history of positive cash flows from operating activities. Our net cash used in operating activities (including continuing and discontinued operations) was RMB623.4 million in 2016. Although we generated net cash from operating activities (including continuing and discontinued operations) in the amounts of RMB25.6 million, RMB637.2 million, RMB852.8 million in 2017, 2018 and 2019, respectively, we used net cash in operating activities (including continuing and discontinued operations) in the amount of RMB231.2 million (US$35.4 million) in 2020 primarily due to an increase of RMB1,832.2 million in net loss (including continuing and discontinued operations). The significant increase in net loss and pressure on our operating cash flow in 2020 was primarily due to the negative impact of COVID-19 in the first quarter of 2020 and intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices we can charge for our express and freight delivery services. These adverse conditions may indicate there is substantial doubt about our ability to continue as a going concern. Our management has developed the following plans to improve these conditions, including, to (i) implement various measures in our strategic refocusing plan which includes execution of the wind-down plan for BEST Store+ from late 2020 and suspension of the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future; (ii) realign our businesses to adapt to the evolving, competitive market conditions and execute additional measures to manage and reduce our costs and expenditures to better improve operating cash flows; and (iii) seek other strategic alternatives in certain business segments or raise additional financing in the near term. However, there is uncertainty as to whether, and there can be no assurance that our strategic refocusing plan and other aforesaid plans, even if they are successfully executed, will generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern. Such uncertainty is due to, among other things, the unpredictability of the continued impact of the COVID-19 outbreak on the PRC and global economy, as well as the duration of the current price war that has negatively affected and continues to negatively affect our express delivery services segment. Although we have achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in the first quarter of 2021 for certain business segments, if we are unsuccessful in our efforts or are unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020 and the suspension of certain lease services under BEST Capital described above. For more details about our liquidity and cash position, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included elsewhere in this annual report have been prepared assuming that we will continue to operate as a going concern. However, in light of the aforesaid adverse conditions, and despite our plans to address or improve these conditions, there can be no assurance that we will be able to continue as a going concern.

In addition, we expect our costs and expenses to increase in absolute amounts due to (i) the continued expansion of our operations in China and overseas markets, particularly in the Southeast Asian countries in which we have rolled out local express delivery services, which will cause us to incur increased costs and expenses associated with third-party transportation, labor, leasing property for the operation of our hubs and sortation centers; and (ii) the continued investment in our technology infrastructure and network, each of which may affect our profitability and liquidity.

Our ability to achieve and maintain profitability also depends on our ability to enhance our market position, maintain competitive pricing, leverage technology and business model innovation to expand and enhance our service offerings, and increase our operational efficiency. Our ability to achieve and maintain profitability are also affected by many factors which may be beyond our control, such as the overall demand for supply chain services and general economic conditions, including levels of consumption, as well as global pandemics such as COVID-19 that started in late 2019. If we are unable to achieve profitability, we may have to cut down the scale of our operation, which may impact our business growth and adversely affect our financial condition and results of operations.

Our historical growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced significant growth in recent years. Our total revenue from continuing operations increased from RMB25,116.0 million in 2018 to RMB32,358.7 million in 2019. However, our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful. For example, our total revenue from continuing operations decreased from RMB32,358.7 million in 2019 to RMB29,995.0 million (US$4,596.9 million) in 2020.

Our rapid growth has placed, and will continue to place significant demands on our management and our technology infrastructure, as well as our administrative, operational and financial systems. We intend to achieve growth by continuing innovation, expanding market share, growing our service lines, broadening value-added services, expanding global reach, enhancing operational efficiency and quality, as well as growing through mergers, acquisitions and strategic alliances. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, our businesses and prospects may be materially and adversely affected.

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

We utilize franchisee partners to conduct certain aspects of our business. As of December 31, 2020, we had approximately 9, 888 franchisee partners in China. We also have franchisee partners in certain Southeast Asian countries where we operate local express delivery networks, such as Thailand, Vietnam, Singapore and Cambodia. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

Our BEST UCargo and BEST Global service lines have limited operating histories.

We have a limited history in providing BEST UCargo and BEST Global services, which were launched or significantly expanded in the last few years. While these service lines have experienced rapid expansion, we cannot assure you that we will be able to continue their expansion or successfully address any future problems or issues, nor can we assure you that they will ultimately become profitable. To reduce cash outflows and reallocate resources to our core businesses, by the end of 2020, we had wound down our BEST Store+ business and have since then started to account for BEST Store+ as discontinued operations. We expect to continue to adjust our existing operating model and explore new operating models for these service lines which may subject us to further uncertainties and negative effects on our overall business and results of operations. As we intend to grow the scale of these service lines, we may incur significant ramp-up costs to support such growth, which may negatively affect our profitability, particularly if we are unable to achieve economies of scale. We may not be able to recoup all or any of our investments made in these businesses. In addition to organically growing these service lines, we may seek to expand them through strategic acquisitions, which would subject us to additional risks. See “—Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.”

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we may grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 28, 2021, we had in aggregate outstanding options with respect to 3,214,505 ordinary shares and outstanding restricted share units with respect to 8,548,965 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. As of February 28, 2021, we had issued options to purchase ordinary shares of BEST Asia Inc. to certain employees under the BEST Asia Plan.

We will incur additional share-based compensation expenses in the future as we continue to grant share-based awards to our employees, directors and consultants. We believe the granting of share-based awards is important for us to attract and retain talented employees, directors and consultants. As a result, our expense associated with share-based compensation may increase, which may have an adverse effect on our results of operations. For further information on our share incentive plans and information on our recognition of related expenses, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of Results of Operations—Share—Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

We have been deriving a significant portion of our revenue from consumer activity on a limited number of prominent e-commerce platforms, and a reduction of demand from these platforms may negatively affect our business.

A significant portion of our revenue has been derived from a number of major e-commerce platforms in China, such as Taobao Marketplace and Tmall. If these platforms are to suffer a decline in their usage or if our relationships with them are to be harmed, it could materially and negatively impact our business and operating results and financial condition. We generally do not have long-term contractual relationships with e-commerce platforms, and instead individual merchants on such platforms select us as their shipping and other supply chain service provider. If we are unable to remain a preferred service provider for the merchants on these e-commerce platforms, our business volume may decrease significantly, which could adversely affect our business and results of operations.

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

Our business requires a substantial number of personnel. Labor costs comprised 12.2%, 10.8% and 11.5% of our total cost of revenue from continuing operations in 2018, 2019 and 2020, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in express and freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2020, over 37,900 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

As we continue our international expansion, we may need to adjust our branding strategy in new countries and regions that we enter into. For example, our existing brands may be viewed as similar to brands used by existing players in the local markets that provide similar services. As such, we may need to adopt a new brand name in these markets and our efforts in establishing the reputation of the new brand in a new market may not be successful and could lead to brand disruption and harm our operations in these markets. Existing players in the local markets may also claim that our brands are similar to theirs and thereby bring claims against us for infringement upon their brand names or trademark rights, which may cause harm to our reputation and disrupt our branding strategy in the relevant local market. In addition, we may experience difficulty or prolonged delay in registering our trademarks in local countries due to regulatory uncertainties and malicious third-party trademark registrations. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

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

We provide inbound and outbound cross-border supply chain management services and plan to continue to expand our footprint internationally as part of our growth strategy. In addition to China, we currently operate Cloud OFCs in the U.S. and Thailand, and have coverage in Japan, the United Kingdom, France, Korea, Malaysia, Hong Kong, Italy, India, Vietnam, New Zealand, Laos, Russia, Cambodia and Singapore through partners, and expect to open additional foreign facilities and hire employees to work at these offices in order to reach new customers and expand the reach of our service network. We started to provide local express delivery services in Thailand in late 2018, Vietnam in July 2019, Malaysia in April 2020, and Singapore and Cambodia in July 2020. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations as well as developing and managing operations in international markets, our international expansion efforts may not produce the results we expect.

In addition, we will face risks in doing business internationally that could adversely affect our business. For instance, we face difficulties managing and staffing international operations and the increased operating, travel, infrastructure and legal compliance costs associated with international business. We must comply with laws and regulations in foreign jurisdictions, particularly in the areas of data privacy and customs. We must also comply with technical and environmental standards in these jurisdictions. In addition, we must offer customer service in various languages, cater to local cultures, adapt and localize our service offerings for specific countries, appropriately price our products and services and work with overseas merchants, partners and other third parties, such as local transportation service providers. We are also subject to general risks inherent in international operations, such as fluctuations in exchange rates, changes in trade policies, tariff regulations, embargoes and customer clearances, or other trade restrictions, as well political or social unrest or economic instability in regions in which we operate.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may not be able to obtain sufficient capital to fund our business expansion.

Our business expansion requires a substantial amount of capital. In 2018, 2019 and 2020, we incurred capital expenditures for our continuing operations of RMB1,062.0 million, RMB1,497.7 million and RMB1,585.4 million (US$243.0 million), respectively, representing purchases of property and equipment. We have incurred substantial costs to launch and ramp-up new service offerings as well as to expand geographically and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs. Further, we may encounter development delays and excess development costs.

We have historically funded our operations by issuance of equity or equity-linked securities (including convertible senior notes), redeemable convertible preferred shares, asset-backed securities and short-term bank borrowings. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.

Holders of our 2024 Convertible Notes and the 2025 Convertible Notes will have the right to require us to repurchase their notes on September 30, 2022 and within 90 days after June 3, 2023, respectively, and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. In addition, our ability to repurchase or redeem the notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase notes or pay the tax redemption price at a time when the repurchase or such payment is required by the indenture governing the 2024 Convertible Notes or the convertible note instrument governing the 2025 Convertible Notes would constitute a default under these respective note instruments. A default under the note instruments or the fundamental change itself would also lead to a default under agreements governing our existing indebtedness and could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase or redeem the notes.

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

New laws and regulations that are enforced from time to time may require additional licenses and permits other than those we and our franchisee partners currently have. If the PRC government or the government of any country in which we operate a franchised logistics network considers us or our franchisee partners to be operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC or other government may have a material and adverse effect on our results of operations.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Express, BEST Freight and Cloud OFC services as of December 31, 2020, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2020, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

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

We are also subject to a number of retail industry regulations including, but not limited to, regulations relating to pricing, consumer protection, product quality, food safety and public safety. Local regulatory authorities conduct periodic inspections, examinations and inquiries in respect of our compliance with relevant regulatory requirements. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

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

As of December 31, 2020, lessors of approximately 3.3% of the total gross floor area of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2020, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government-owned or controlled enterprises or entities, to government officials or officials that work for state or government-owned enterprises or entities, as well as bribery to non-government entities or individuals. As a U.S. public company, we are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we continually refine and update our policies and procedures to keep up with business and regulatory developments. We also provide ongoing training to our employees, franchisee partners and other third parties in order to ensure that we comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, franchisee partners and other third parties would always obey our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, franchisee partners and other third parties with respect to our business or any businesses that we may acquire. In addition to the PRC, we also operate Cloud OFCs in the U.S. and Thailand, and have coverage in Japan, the United Kingdom, France, Korea, Malaysia, Hong Kong, Italy, India, Vietnam, New Zealand, Laos, Russia, Cambodia and Singapore through partners. We also provide local express delivery services in Thailand, Vietnam, Malaysia, Singapore and Cambodia. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by the U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships and lead to other adverse impacts on our business, results of operations and financial condition.

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

We have in the past raised significant funds in U.S. dollars and have received net proceeds in U.S. dollars from our initial public offering and convertible senior notes issuances. We have historically incurred substantial short-term borrowings in Renminbi to fund our working capital requirement in the PRC while holding significant U.S. dollar balances. As such, any appreciation in the value of Renminbi against U.S. dollar and other currencies would have a negative impact on our financial position and results of operations. In addition, while we currently incur only a small portion of our expenses and generate only a small portion of our revenue in currencies other than Renminbi, we may incur more of such expenses and generate more of such revenues in the future as we continue our international expansion. As a result, we may be subject to increased foreign exchange rate risk in the future.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. While the RMB depreciated approximately 5.7% and 1.5%, respectively, against the U.S. dollar in 2018 and 2019, the RMB appreciated approximately 6.3% against the U.S. dollar in 2020. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

It is difficult to predict how market forces or PRC, U.S. or other government policies may impact the exchange rate between the Renminbi, U.S. dollar and other currencies in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenue and costs are currently denominated in Renminbi, and a large portion of our financial assets and a portion of our financial liabilities are denominated in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

Significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event in China and elsewhere could materially impact our business. For example, beginning in January 2020, the COVID-19 outbreak resulted in travel restrictions, lockdowns and quarantines in China and many other countries and negatively affected our operations in China and countries in which we operate our business. Specifically, in China, our primary market, the COVID-19 outbreak and related lockdowns resulted in temporary closures of our customers’ and our businesses, causing lower productivity from late January to early March 2020. Our total revenue declined for the three months ended March 31, 2020 on a year-over-year basis, primarily due to disruptions in our business from the COVID-19 pandemic and the passing through of a temporary government waiver of highway tolls in China to our customers through downward price adjustments. By the end of March 2020, we had recovered our services across China, including all hubs and warehouses for express services, freight services and supply chain management services. However, after the government reinstated highway tolls in the second quarter of 2020, a pricing lag caused the gross margin of our freight services to decline for the three months ended September 30, 2020 on a year-over-year basis. As the COVID-19 outbreak has further spread outside China and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in China, we are unable to quantify or predict the magnitude of COVID-19’s impact on our operations and financial condition going forward. As a result of the on-going COVID-19 outbreak, our operations may again slow down or be suspended. Our business could be materially and adversely affected in the event that the slowdown or suspension continues for a prolonged period. COVID-19 may affect our results of operations in a manner that is presently unknown to us and/or cannot be reasonably anticipated by us. If any of our employees are suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any continuing outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our business premises or otherwise disrupt our business operations and adversely affect our results of operations.

Our business could also be affected by other public health epidemics or pandemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases. If a disaster or other disruption were to occur in the future that affects the regions where we have or are developing Cloud OFCs or hubs and sortation centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and tobacco retail business and foreign ownership of Internet information services is subject to restrictions. According to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List 2020, which was promulgated jointly by the MOFCOM and the NDRC on June 23, 2020 and became effective on July 23, 2020, foreign investment is prohibited in the establishment of any postal enterprise and in domestic express delivery of mail. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products. In addition, according to the Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms promulgated by the Ministry of Transport and the State Taxation Administration in 2019, enterprises that operate an internet platform for road freight transport, such as our entities that operate our BEST UCargo business, must satisfy legal requirements regarding operational internet information service such as obtaining their own ICP licenses. Foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center). Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Also, foreign investors are forbidden to invest in wholesale or retail business of tobacco leaves, cigarettes, redried tobacco leaves or other tobacco products.

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services, value-added telecommunications business and tobacco retail business in China, including operation of an internet platform for road freight transport in connection with our BEST UCargo business. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conduct such domestic mail delivery services and value-added telecommunications business (other than those in connection with BEST UCargo) through Hangzhou BEST Network Technologies Ltd., our VIE, and its subsidiaries, our BEST UCargo business through Hangzhou BEST Information Technology Services Co., Ltd., also our VIE, and its subsidiaries and our tobacco retail business through a subsidiary (WOWO) of Hangzhou Baijia Business Management Consulting Co., Ltd., also our VIE. Our company and Zhejiang BEST Technology Co., Ltd., or Zhejiang BEST, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Network Technologies Ltd. and its shareholders, and our company and BEST Logistics Technology (China) Co., Ltd., or BEST Logistics China, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Information Technology Services Co., Ltd. and its shareholders, and our company and BEST Store Network (Hangzhou) Co., Ltd., or BEST Store Network, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou Baijia Business Management Consulting Co., Ltd. and its shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs and are also obligated to absorb the expected losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, value-added telecommunications business or tobacco retail business, or if the PRC government otherwise finds that we, our VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation: (i) revoking the business licenses and/or operating licenses of these entities; (ii) discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIEs, or imposing other requirements with which such entities may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or (v) restricting or prohibiting our use of the proceeds of our initial public offering and convertible senior notes issuances to finance our business and operations in China.

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

We rely on contractual arrangements with our VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.” In 2018, 2019 and 2020, 71%, 69% and 73% of our total revenue from continuing operations, respectively, was attributed to our VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by our VIEs. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

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

In connection with our operations in China, we rely on the shareholders of our VIEs to abide by the obligations under such contractual arrangements. Hangzhou BEST Network, one of our VIEs, is 36.285% owned by Wei Chen, a PRC individual who is a relative of Mr. Shao-Ning Johnny Chou, 36.285% owned by Lili He, another PRC individual who is a relative of Mr. Shao-Ning Johnny Chou and 27.43% owned by Hangzhou Ali Venture Capital Co., Ltd., a PRC domestic company and a consolidated entity of Alibaba. Hangzhou BEST IT and Hangzhou Baijia, the other two VIEs of ours, is each 50% owned by Wei Chen and 50% owned by Lili He. The interests of Wei Chen, Lili He and Hangzhou Ali Venture Capital Co., Ltd. in their own capacities as the shareholders of our VIEs, as applicable, may differ from the interests of our company as a whole, as what is in the best interests of our VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company, or that conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements with us.

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 28, 2021, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 17.3% of our Class A ordinary shares and 100% of our Class B ordinary shares, representing approximately 46.7% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.4% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” to foreign investment in a “negative list”. On June 23, 2020, the MOFCOM and the NDRC jointly promulgated the Negative List 2020. If, in the future, our control over our VIEs through contractual arrangements were deemed as foreign investment, and if our VIEs are engaged in any business which is “restricted” or “prohibited” to foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the U.S. and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with two major Chinese internet technology companies and their respective subsidiaries, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, and the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Such rules provide, among others, that Chinese individuals or entities are required to report to MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to foreign laws or measures; and MOFCOM may issue prohibition orders contravening such non-Chinese laws or measures after confirmed by a designated working mechanism. Disobedience with such prohibition orders may be subject to warning, order to rectify and fines. Rising political tensions between China and the U.S. could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist three top telecommunications companies in China in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ Stock Market, or that you will be allowed to continue to trade our shares or ADSs.

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

In addition, the Anti-Monopoly Law requires that the anti-trust governmental authority, such as Anti-monopoly Bureau of the SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. The Anti-monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector on February 7, 2021, which specifically provides that concentration of undertakings involving VIEs shall be subject to anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, the entity conducting the concentration shall report such concentration to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our previous or planned acquisitions of other entities (whether by ourselves, our subsidiaries or through our VIEs) that meet the criteria for declaration may be subject to reporting and approval requirements from the anti-monopoly law enforcement agency, and we may be subject to penalty including but not limited to fines if we fail to comply with such requirements.

The new regulations, such as Measures for the Security Review of Foreign Investment, also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or Anti-trust Bureau of the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to M&A Rules and Overseas Listing” and “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Investment—Foreign Investment Security Review.”

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and convertible senior notes issuances to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, our VIEs and their subsidiaries. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the filing with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or the SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved. Any medium or long term loan to be provided by us to our VIEs must be filed with the National Development and Reform Commission, or the NDRC, and the SAFE or its local branches in advance. We may not obtain these governmental approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our initial public offering and convertible senior notes issuances and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering and convertible senior notes issuances within the business scopes of our PRC subsidiaries. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and convertible senior notes issuances, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering and convertible senior notes issuances, which may adversely affect our business, financial condition and results of operations. Additionally, the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by the SAFE on October 23, 2019. SAFE Circular 28, among other things, allows FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China so long as the equity investment complies with the then-effective Special Administrative Measures for Access of Foreign Investment (Negative List) and is genuine and legitimate. However, since the SAFE Circular 28 is newly promulgated, it remains uncertain how the SAFE and competent banks will implement this circular.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or our VIEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and convertible senior notes issuances and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The audit report included in this annual report is prepared by an auditor who has not been inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to fully conduct inspections without the approval of the Chinese authorities, our auditors have not been inspected by the PCAOB. Furthermore, the PRC Securities Law, which became effective in March 2020, has in principle prohibited organizations or individuals from providing documents and materials relating to securities business activities to overseas parties, such as the PCAOB, without the consent of the competent PRC securities regulators and relevant authorities. According to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the foregoing certification and disclosure requirements and that it is seeking public comment on the requirements. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and NASDAQ Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. The SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will be able to continue to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ Stock Market, or that you will be allowed to continue to trade our shares or ADSs.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated the U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted. Our audit committee is aware of the policy restriction and has regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs representing our Class A ordinary shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Risks Related to Our ADSs

The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been and is likely to remain volatile and fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as global and China’s economic and geopolitical conditions, as well as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of the listed companies based in China have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 28, 2021, we had 392,514,399 ordinary shares outstanding, comprising 250,648,452 Class A ordinary shares (including 6,222,951 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 172,248,195 Class A ordinary shares represented by ADSs (including 6,222,951 ADSs held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, as of the date of this annual report, our 2024 Convertible Notes are convertible into 28,368,800 ADSs representing a total of 28,368,800 Class A ordinary shares at any time at the option of the holders thereof, and our 2025 Convertible Notes are convertible into 24,715,957 representing a total of 24,715,957 Class A ordinary shares at any time at the option of the holders thereof. Subject to applicable Rule 144 restrictions or additional registration under the Securities Act, the ADSs converted from the convertible notes may be freely traded in the public market. The affiliate of Alibaba who is the current holder of the 2025 Convertible Notes has registration rights with respect to the ADSs or Class A ordinary shares convertible from the 2025 Convertible Notes in accordance with the terms of the 2025 Convertible Notes.

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

The conversion of some or all of the US$200 million aggregate principal amount of our 2024 Convertible Notes or of the US$150 million aggregate principal amount of our 2025 Convertible Notes will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, the anticipated conversion of the notes into ADSs could depress the trading price of the ADSs. With respect to our 2024 Convertible Notes, while we entered into the capped call transactions in order to reduce the potential dilution with respect to our ADSs upon the conversion of these notes, such strategy with respect to the capped call transactions is subject to risks. Furthermore, if the trading price per share of our ADSs, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution upon conversion of the 2024 Convertible Notes to the extent that such market price exceeds the cap price of the capped call transactions.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our ninth amended and restated articles of association currently in effect to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our ninth amended and restated articles of association currently in effect contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Furthermore, the indenture governing our 2024 Convertible Notes and the convertible note instrument governing our 2025 Convertible Notes require us to repurchase the notes for cash upon the occurrence of a fundamental change and, with respect to our 2024 Convertible Note only, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of our company may trigger the requirement that we purchase the notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in a combinatory transaction with us. Such additional costs may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the nature and composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. There is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the valuation of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2021 or any future taxable year.

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

To reduce cash outflows and reallocate capital to our core businesses, by the end of 2020, we had wound down our BEST Store+ business and have since then started to account for BEST Store+ as discontinued operations.

In March 2021, as an initial step to the establishment of a strategic partnership with a third party, we sold RMB603.6 million worth of assets pertaining to the external B2C truck leasing business of BEST Capital to the third party.

Principal Offices

Our principal executive offices are located at 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. Our telephone number at this address is +86- 571-8899-5656. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

Offering and Issuance of 2024 Convertible Notes

On September 17, 2019, we completed our offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers’ option to purchase additional notes) in the United States to qualified institutional buyers pursuant to Rule 144A and to non U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, raising US$194.5 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses.

Private Placement and Issuance of 2025 Convertible Notes

On June 3, 2020, we completed the issuance and sale of US$150 million aggregate principal amount of 4.50% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders, outside the United States in reliance on Regulation S under the Securities Act.

Share Repurchase Program

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. For details about the ADSs repurchased in 2020, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B.Business Overview

Overview

We are a leading integrated Smart Supply Chain service provider in China. Our multi-sided platform combines integrated logistics and supply chain services, last-mile services, value-added services and proprietary technology infrastructure. Our integrated logistics and supply chain services encompass B2B and B2C supply chain management, express and less-than-truckload delivery, cross-border supply chain management, Southeast Asia local delivery, and a real-time bidding platform to source truckload capacity. Our last-mile services include online merchandise sourcing and store management for convenience stores as well as B2C services. In addition, we provide value-added services to support our ecosystem participants and help them grow. BEST Cloud, our proprietary technology platform that seamlessly connects our systems with those of our ecosystem participants, is the backbone that powers our integrated services and solutions.

We believe we are well positioned to transform the logistics and supply chain industry in China and capture growth opportunities in the New Retail era, which is the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery.

By the end of 2020, we had wound down our BEST Store+ business and since then we have started to reflect BEST Store+’s historical financial results for the periods prior to the wind-down in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Store+.

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Express: We have one of the most extensive express service networks covering 100% of China’s provinces and cities, and 100% of China’s districts and counties as of December 31, 2020. All service stations in our express service networks are franchised while all critical nodes in our network including 100% of hubs and sorting centers are self-operated.

BEST Freight: We achieved a 58% CAGR in freight volume between 2012 and 2020. Our nationwide freight network covers 100% of China’s provinces and 99.7% of China’s cities as of December 31, 2020.

BEST Supply Chain Management: We offer integrated services and solutions across the supply chain, including warehouse management, order fulfillment, express delivery, freight and other services. As of December 31, 2020, we served over 908 corporate customers, including multinationals and large Chinese corporates such as 3M, Li Ning, Hotwind and Cainiao Network, and numerous small and medium enterprises, or SMEs.

BEST Global: We offer door-to-door integrated cross-border supply chain services to and from China, including international express, LTL, fulfillment and freight forwarding through our own network and global transportation and warehouse partners. We operate Cloud OFCs in the U.S. and Thailand, and have coverage in Japan, the United Kingdom, France, Korea, Malaysia, Hong Kong, Italy, India, Vietnam, New Zealand, Laos, Russia, Cambodia and Singapore through partners. We also provide local express delivery services in Thailand, Vietnam, Malaysia, Singapore and Cambodia.

BEST UCargo: We have built a real-time bidding platform to source truckload capacity from independent transportation service providers and agents. As of December 31, 2020, the BEST UCargo platform had over 322,000 registered drivers over 29 provinces in China.

BEST Capital: We utilize data insights and close relationships with our ecosystem participants to provide various customized financial services, such as fleet and equipment lease services, to support their operations and growth, and centralized sourcing of products and services, such as bulk procurement of trucks and accessories, to help them obtain group discounts and reduce costs.

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

Our Asset-Light Business Model

We operate an asset-light business model. We lease premises for our network facilities and outsource the majority of our transportation needs to third-party service providers. In addition, we franchise almost all of our service stations in our express and freight network and the majority of our Cloud OFCs. Our franchisee partners are responsible for investing in their own operations and have strong local expertise and proximity to customers, which allows us to expand our network rapidly while optimizing our level of capital investment. As of December 31, 2020, we had approximately 9,888 franchisee partners in China who operated over 67,200 service stations in our express and freight network and 358 franchised Cloud OFCs in China.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 790 professionals including software engineers and other technology specialists.

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

Asset-Light Business Model

We are an asset-light company. We lease facilities used in our operations and outsource the majority of our transportation needs to third-party service providers. We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. For BEST Supply Chain Management, we operate large scale Cloud OFCs in tier 1 and tier 2 cities and franchise the rest. For BEST Express and BEST Freight, we directly operate all of the hubs and sortation centers at provincial, city and district levels, as well as certain strategic service stations at street levels and franchise the majority of service stations. As of December 31, 2020, our franchisee partners operated 81% of our Cloud OFCs, 100% of our service stations for BEST Express, and 99% of our service stations for BEST Freight.

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

Relationship with Our Franchisee Partners

As of December 31, 2020, we had approximately 9,888 franchisee partners in China. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

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

As of December 31, 2020, we had a team of 306 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

Our Service Offerings

Through our leading proprietary technology infrastructure and extensive supply chain service network, we offer comprehensive services and solutions that include the following major categories:

Service Line	Description
● BEST Express	Express delivery of parcels under 15 kg
● BEST Freight	Door-to-door, LTL and FTL freight services
● BEST Supply Chain Management	Integrated, customizable supply chain management services
● BEST Global	International supply chain, cross-border logistics services and local express delivery services in Thailand, Vietnam, Malaysia, Singapore and Cambodia
● BEST Capital	Financial services to support our ecosystem participants
● BEST UCargo	Real-time truckload capacity bidding platform with value-added services
● BEST Cloud	Proprietary technology powering our services and solutions

BEST Express

Our total parcel volume increased from 5,470.1 million pieces in 2018 to 8,535.1 million pieces in 2020, representing a CAGR of 24.9%. We have one of the most extensive express service networks, covering 100% of China’s provinces and cities and 100% of China’s districts and counties as of December 31, 2020. Our market share in China’s express delivery market, as measured by parcel volume, increased from 10.8% in 2018 to 11.9% in 2019 but decreased to 10.2% in 2020 due to the impact of the COVID-19 pandemic and increasingly intense market competition. Our peak daily parcel volume, which has historically occurred during the Singles’ Day promotion, was 50.0 million, 65.2 million and 54.0 million in 2018, 2019 and 2020, respectively.

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

Express delivery service capacity

The maximum capacity of our express delivery service has been continuously increasing as we expand our network, increase line-haul connections within our network and utilize technology to optimize our operations and increase efficiency. Our network has been designed to ensure performance under extreme volumes and periodic fluctuations. During the Singles’ Day promotion period in 2018, 2019 and 2020, our network processed 50.0 million, 65.2 million and 54.0 million parcels, respectively.

BEST Freight

Our total freight volume increased from 5,430 thousand tonnes in 2018 to 8,392 thousand tonnes in 2020, representing a CAGR of 24.3%. Our nationwide freight network covers 99.7% of China’s cities as of December 31, 2020.

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

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2018	2019	2020
Number of Cloud OFCs:
Self-Operated	115	108	82
Franchised	237	293	358
Total	352	401	440
GFA of Cloud OFCs (‘000 sq m)	2,809	3,253	3,546
Number of total orders fulfilled (‘000)(1)	246,717	356,905	433,224
Number of orders fulfilled during Singles’ Day promotion period (‘000)(1)	21,488	28,524	29,929

Note:

(1)	Includes orders fulfilled by franchised Cloud OFCs.

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

We operate Cloud OFCs in the U.S. and Thailand, occupying approximately 2,202,000 square feet of space. We also offer coverage through our partners in Japan, the United Kingdom, France, Korea, Malaysia, Hong Kong, Italy, India, Vietnam, New Zealand, Laos, Russia, Cambodia and Singapore. We also manage eight bonded Cloud OFCs in China, including one of the largest cross-border bonded warehouses that fulfills orders generated on Tmall Global. In addition, our Urumqi Frontier Cloud OFC facilitates shipments to destinations in Central Asia, Russia and other destinations using land transport links across Eurasia. We contract with third-party transportation service providers for transportation services, including transportation within China, international air and sea freight providers, and local fulfillment companies. In China, we may also provide transportation services through our other service lines, such as BEST Express and BEST Freight. Pricing of services is primarily determined by prevailing market rates.

To further expand our footprint and capture growth opportunities in Southeast Asia, BEST Global launched its express delivery services in Thailand’s Greater Bangkok area in the fourth quarter of 2018. The service has been expanded nationwide to provide flexible, fast and high-quality delivery services across Thailand with operation centers in Bangkok, Khon Kaen, Phitsanulok and Suratthani. In July 2019, we started to operate a local express network in Vietnam after acquiring a local express delivery company. In April 2020, we further expanded our local express delivery services to Malaysia through a strategic acquisition of a local express delivery company. In July 2020, we officially launched our local express delivery services in Singapore and Cambodia.

As of December 31, 2020, BEST Global had four hubs and four sortation centers in Thailand, five hubs and two sortation centers in Vietnam, seven hubs in Malaysia, one hub in Singapore and one hub in Cambodia. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network.

BEST Capital

Through BEST Capital we provide certain financial services and support to participants in our ecosystem to help them grow their businesses, and improve the overall efficiency of our network.

We offer financing lease related services to help our franchisee partners and transportation service providers acquire trucks and other logistics equipment to grow their businesses and provide better services. As of December 31, 2020, we provided financing lease related services for the purchase of over 13,000 trucks through BEST Capital. We normally require installation of vehicle monitoring devices and truck management systems on these trucks to help us monitor and manage the fleets. BEST Capital also provides support to certain franchisee partners and transportation service providers to satisfy their short-term capital needs from time to time. We are able to take as collateral certain operating assets which we are able to monitor and repossess for rapid utilization and/or monetization in the event of a default. In addition, as most of the parties to which we provide financial services are our ecosystem participants, we have substantial knowledge about their business and operations and can monitor their financial position and their usage of collateralized assets.

BEST Capital also offers centralized sourcing of products and services used by our franchisee partners and transportation service providers such as bulk procurement of trucks and accessories to obtain group discounts and reduce costs.

BEST UCargo

BEST UCargo is a real-time bidding platform, powered by BEST Cloud, to source truckload capacity from independent transportation service providers and agents. As of December 31, 2020, over 322,000 drivers over 29 provinces in China were registered on the BEST UCargo platform. When we or our ecosystem participants have temporary or long-term truckload transportation needs, we post these jobs on the BEST UCargo platform. Registered transportation service providers that have corresponding transportation capacity will bid on these jobs. The transportation service providers for each posted job on the BEST UCargo platform are selected and assigned by us based on bid price and service quality.

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

BEST Cloud

Our proprietary BEST Cloud service platform powers the technology solutions and applications for our ecosystem. Our franchisee partners use BEST Cloud to run their operations, including to manage franchised Cloud OFCs, BEST Express and BEST Freight operations. As of December 31, 2020, BEST Cloud had over 2.1 million users of its SaaS, OMS and ERP solutions and over 55 million subscribers on public accounts on popular online platforms. Our best-in-class technology and big data analytics capabilities drive operational excellence and enhance value creation across our ecosystem.

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

Our Supply Chain Service Network

We have established a nationwide, integrated supply chain service network. The seamless integration of this network with our technology infrastructure has laid the foundation for our service offerings and our rich and growing ecosystem. We are asset-light as we lease facilities used in our operations and outsource the majority of our transportation needs to third-party service providers.

Network Facilities

Our network facilities include Cloud OFCs, hubs and sortation centers, service stations and convenience stores.

Order Fulfillment Centers (Cloud OFCs)

Cloud OFCs are warehouses with direct order fulfillment functions, which allow us to manage inventory for our customers and dispatch products from the Cloud OFCs directly to their customers whether consumers or businesses. As of December 31, 2020, we had 440 Cloud OFCs with an aggregate gross floor area of approximately 3.5 million square meters. Among these Cloud OFCs, 82 were directly operated by us and 358 were operated by our franchisee partners.

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

As of December 31, 2020, BEST Express had 55 hubs and 32 sortation centers, and BEST Freight had 56 hubs and 37 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. Over 36% of BEST Freight hubs and sortation centers are adjacent to BEST Express hubs and sortation centers, allowing them to share resources between the two facilities, thus increasing operating efficiency and reducing costs.

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

As of December 31, 2020, we had over 67,200 service stations, of which over 49,800 were BEST Express service stations and over 17,400 were BEST Freight service stations. BEST Express service stations cover 100% of China’s provinces and cities, and 100% of China’s districts and counties. BEST Freight service stations cover 100% of China’s provinces, 99.7% of China’s cities and 97.2% of China’s districts and counties. As of December 31, 2020, all of our BEST Express service stations and substantially all of our BEST Freight service stations were operated by franchisee partners.

Transportation Fleet

Line-Haul and Feeder Services

We generally use line-haul services for long-distance, cross-region transportation and feeder services for shorter-distance, inter-region transportation.

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2020, our network had over 3,700 BEST Express line-haul routes and over 2,300 BEST Freight line-haul routes.

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

As of December 31, 2020, three of our Cloud OFCs used 45 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs. We are also able to support extreme volumes across our network, as illustrated by the fulfillment of over 28.9 million orders during the Singles’ Day promotion period in 2020.

As of December 31, 2020, we had 149 automated sorting lines in our hubs and sortation centers. These automated sorting lines are able to achieve sorting accuracy of over 99.2% and our double-layer high speed automated sorting lines are able to sort over 46,000 items per hour, which is significantly higher than manual sorting.

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

Merchants

Merchants in our ecosystem include (i) brands, (ii) distributors, (iii) large online and offline retailers, and (iv) other sellers on various e-commerce platforms, or online sellers, most of which are SMEs and individuals.

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

Our largest merchant customers include brands such as 3M, Li Ning, Hotwind and Cainiao Network and large online and offline retailers, but no single customer contributed more than 5% of our total revenue in 2018, 2019 or 2020. In addition, many of our merchant customers conduct their businesses on major e-commerce platforms in China. Our volume of express deliveries generated from merchants on major Alibaba platforms such as Taobao Marketplace and Tmall accounted for approximately 41% of our express deliveries in 2020.

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

Marketing and sales of our supply chain solutions and transportation services was led by a team of 498 personnel as of December 31, 2020. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

We have established a customer relationship management system, or CRM, that allows us to effectively manage service quality issues and promptly address customer inquiries. Customers can access the system by phone or online channels. We currently operate 14 call centers that are dedicated to customer service. Our call center representatives provide real-time assistance from 8:00 a.m. to 8:00 p.m., seven days a week. Our call system automatically forwards each incoming call to an available representative from one of the call centers. After the submission of each enquiry, we ask the customer to rate the quality of our customer service, and we follow up on instances where customers are not completely satisfied. For each complaint, we strive to provide an initial response within 24 hours, and to resolve the issue within three days.

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2020, we had 575 trademark registrations in China, including those of “百世” and “百世物流” and were in the process of making 221 trademark applications in China. As of December 31, 2020, we had 54 trademark registrations outside China and were in the process of making 124 trademark applications outside China. We have also been granted 57 copyrights in China in respect of our proprietary information systems. We are the registered holder of 187 domain names, including best-inc.com. We have 89 issued patents and 55 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

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

Employees

As of December 31, 2018, 2019 and 2020, we had a total of 8,325, 8,423 and 6,927 employees, respectively, including those for our continuing and discontinued operations. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries.The following table sets forth details of our employees as of December 31, 2020 by function:

	Number of
Function	Employees	% of Total
BEST Supply Chain Management	1,212	17.5%
BEST Express	1,539	22.2%
BEST Freight	1,234	17.8%
BEST Global	453	6.5%
BEST Capital	79	1.1%
BEST UCargo	187	2.7%
Technology	796	11.5%
Management, Administration and Others(1)	1,427	20.6%
Total	6,927	100.0%
(1)	Includes management and administration personnel at headquarters and local level and discontinued operations.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2020, over 37,900 outsourced personnel were active in our operations, including approximately 37,490 for our continuing operations and approximately 470 for our discontinued operations. Our franchisee partners and service providers engage their own employees in connection with their operations.In order to maintain a high standard of performance, reliability and safety across our network, we conduct training for our employees as well as those of our franchisee partners and service providers. We provide these trainings through a variety of programs led by our internal BEST University initiative, which includes specialized programs for individuals of each job type and level of seniority. Many of our technology professionals have received training and certifications from globally-recognized technology service organizations.

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

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2020, our headquarters had an aggregate gross area of approximately 14,273 square meters. In addition, we had leased an aggregate of 5.6 million square meters of industrial and warehouse space for the administration and operation of self-operated Cloud OFCs, hubs and sortation centers as of December 31, 2020.We believe that the facilities that we currently lease are adequate to meet the needs of our current operations, and that we will be able to obtain adequate facilities to accommodate our future expansion plans.

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

We compete with total supply chain solution providers, such as JD Logistics and SF Holdings. Certain service lines may also face competition from other service providers, such as P.G. Logistics and Annto Logistics for supply chain management services; ZTO Express, YTO Express, STO Express, YUNDA and J&T Express for express services; DEPPON Logistics and ANE Logistics for freight services; Kerry Express and J&T Express for our BEST Global business. In addition, our other services may face competition from companies that provide similar or competing services.

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

Regulations Relating to Foreign Investment

Industry Catalogue and Negative List Relating to Foreign Investment. Investment activities in China by foreign investors used to be principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time jointly by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. On June 28, 2017, the MOFCOM and the NDRC jointly promulgated the Guidance Catalogue of Industry for Foreign Investment (2017), or the 2017 Catalogue, which became effective on July 28, 2017. On June 28, 2018, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List 2018. The Negative List 2018 replaced the Special Administrative Measures for Access of Foreign Investment (the Negative List for Access of Foreign Investment) set forth under the 2017 Catalogue. The encouraged foreign investment industry catalogue set forth under the 2017 Catalogue was replaced by the Encouraged Foreign Investment Catalogue (2020 version), or the Encouraged Industry Catalogue, which was promulgated by the NDRC on December 27, 2020 and became effective on January 27, 2021.

Pursuant to the Encouraged Industry Catalogue and the Negative List 2020, foreign-invested projects are categorized as encouraged, restricted and prohibited. Industries that are not listed in either of the Negative List and Encouraged Industry Catalogue are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment activities in China are subject to the special administrative measures prescribed in the Negative List 2020.

Pursuant to the Negative List 2020, foreign investments in domestic express delivery services of mail and tobacco retail business are prohibited, and foreign investments in value-added telecommunications services (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center) are subject to special administrative measures including restriction on foreign shareholding. Therefore, in China we provide domestic express delivery services of mail through Hangzhou BEST Network, our VIE, and its subsidiaries in China, value-added telecommunications services (other than those in connection with our BEST UCargo business) through Hangzhou BEST Network, value-added telecommunications services in connection with our BEST UCargo business through Hangzhou BEST IT, also our VIE, and its subsidiaries in China, and tobacco retail business through a subsidiary (WOWO) of Hangzhou Baijia, also our VIE.

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

Foreign Investment Security Review. On December 19, 2020, the NDRC and MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of conducting a security review of foreign investment. Any foreign investment that has or may have an impact on state security shall be subject to such security review. A foreign investor or a party concerned in China shall take the initiative to make a declaration to the working mechanism office prior to making the investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies.

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

Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by MIIT on October 15, 2020, the MIIT will no longer issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises will need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.

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

Pursuant to the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transport in 2013, and the Administrative Measures on Courier Service Operation Permits, which was revised by the Ministry of Transport on November 28, 2019, any entity engaging in express delivery services must obtain a courier service operation permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate express delivery services in a certain province should apply to the provincial-level postal bureau, while entities applying for a permit to operate express delivery services across multiple provinces should apply to the State Post Bureau. The State Post Bureau and provincial-level postal bureaus may appoint their subordinate postal bureau to deal with permit applications. If an entity operates express delivery services without obtaining a courier service operation permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operation of express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification. If a permit-holder does not operate any express delivery services for over six months without due grounds after obtaining the courier service operation permit, or suspends its business for more than six months without authorization, the postal administrative departments have the authority to cancel the courier service operation permit of such holder. An entity engaging in express delivery services is also under annual reporting obligation regarding such courier service operation permit.

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

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Security of the Postal Industry issued by the Ministry of Transport in 2011 and most recently amended in 2013, express delivery companies must examine the postal articles that would be in the presence of customers so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, categories and quantity of the postal articles have been properly written down on delivery forms. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the suspension of the company’s business operation for rectification or even cancellation of its courier service operation permit. Measures for the Supervision and Administration of Security of the Postal Industry has been replaced by Measures for the Supervision and Administration of Security of the Posting and Delivery of Postal Industry, which has been announced on January 2, 2020 and entered into effect on February 15, 2020. The revisions are mainly related to changing of the name, improving certain specific mechanisms, adding matters related to eco-security during the posting and delivery process, providing details on specific mechanisms, specifying matters related to delegation of postal administrative penalties and optimizing administrative penalty measures. In addition, the State Post Bureau promulgated the Regulation on Implementing the Duties on Main Body of Safe Production of Postal Enterprises and Express Delivery Enterprises on September 4, 2019, which provides the detailed requirements on eight aspects relating to safe production, such as the general requirements, organization structure and responsibilities of posts, safety management system, investment on safe production, education and training, on-site management , management and control of safety risk and examination and governance of hidden danger as well as emergent management.

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, Hangzhou BEST Network, our VIE, and eight of Hangzhou BEST Network’s subsidiaries have obtained the courier service operation permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operations.”

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

The State Post Bureau promulgated a notice on Risk Assessment and Reporting System regarding Material Operational and Administrative Matters of Headquarter of Express Delivery Enterprises in October 2020. The headquarters of express delivery enterprises is defined as the enterprise which owns the trademarks, brand names or waybills which are used by more than two express delivery enterprises for their express delivery operations in the PRC. Such notice provides detailed description on the applicable subjects, general requirements on risk assessment and reporting regarding material operational and administrative matters, types of decisions on material operational and administrative matters which shall undergo risk assessment, content and reporting requirement of risk assessment report, measures that might be taken by the State Postal Bureau and legal liabilities. Since such notice has just been recently promulgated, there is uncertainty as to its application and implementation. As of the date of this annual report, we are not aware of any notice, guidance or similar arrangements from the competent authority to specifically identify any of our PRC subsidiaries or variable interest entities as the headquarters of express delivery enterprises. However, we may still be subject to above-mentioned requirements and obligations if the competent authority has deemed any of our PRC subsidiaries or variable interest entities as the headquarters of express delivery enterprises.

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

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, and Hangzhou BEST Network Technologies Ltd., one of our VIEs, have obtained road transportation operation permits to operate general road freight transportation while a subsidiary of another VIE of ours, Hangzhou BEST IT, has obtained a road transportation operation permit with internet freight transport as its specified business scope. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operations.”

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

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by the State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with their employees regarding the information of their clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals, which agreements shall contain provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by the State Post Bureau, which took effect in October 2020. The postal administrative departments or their complaints settling center handles the complaints from users on the quality of the express delivery services under a regime of mediation. We are subject to the above provisions and measures with regard to the security of personal information and believe that we are currently in compliance with such provisions and measures in all material aspects.

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

In June 2020, the MIIT promulgated the Notice regarding Strengthening the Management of Call Center Business, which has strengthened management of the admittance, codes, accessing, operation activities and certain other aspects of call centers.

We conduct our value-added telecommunications business through our VIEs, Hangzhou BEST Network and Hangzhou Baijia, which has obtained the requisite licenses. Certain subsidiaries of our VIE, Hangzhou BEST IT, have obtained such requisite licenses as well.

Regulations Relating to Internet Security

The Criminal Law of the People’s Republic of China, promulgated by the National People’s Congress of China on July 6, 1979 and recently amended on December 26, 2020, imposes a number of Internet security requirements on Internet service providers. These requirements are mainly provided in the Ninth Amendment to the Criminal Law of the People’s Republic of China, or the Ninth Amendment. According to the Ninth Amendment, an Internet service provider who does not perform its duties of security management on information network may be subject to criminal punishment, if such non-performance results in certain serious consequences.

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

The Standing Committee of the National People’s Congress published for public comment a draft Data Security Law on July 3, 2020, which provides that varying levels of data protection measures will be applied at the national level based on the level of importance of the data, and the collection and use of such data should not exceed the necessary limits as prescribed by relevant laws and regulations.

On March 12, 2021, the Cyberspace Administration of China, MIIT, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, announced the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which provide that the operators of mobile internet applications shall not deny the users who do not consent for the collection of unnecessary information from using basic functional services of such applications. Specifically, such provisions further provide that the basic functional service of mail and express delivery refers to “delivery service of items such as mails, packages and printed matters” and the necessary personal information for that category shall include identity information (i.e. name, type and number of ID cards) of the sender, the address and contact phone of the sender, the name and address and contact phone of the recipient as well as the name and nature and amount of the items for delivery. Violations could be reported to the competent authority and will be dealt with in accordance with PRC laws.

Regulations Relating to Finance Leasing

CBIRC issued the Interim Measures for Supervision and Administration of the Finance Leasing Companies, or the Interim Finance Leasing Measures, on May 26, 2020. Finance leasing companies may conduct businesses as prescribed in the Interim Finance Leasing Measure and shall not conduct businesses or activities prohibited therein. The Interim Finance Leasing Measures further provide certain regulatory indicators for finance leasing companies, including that the proportion of finance leasing and other leasing assets of finance leasing companies shall be no less than 60% of their total assets. Finance leasing companies established before the introduction of the Interim Finance Leasing Measures shall comply with prescribed requirements within a transition period as provided by the provincial financing regulators which shall be no longer than three years unless prolonged.

Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our PRC subsidiaries, has obtained an approval to conduct financing lease business from the competent regulatory authority in the PRC. As of the date of this annual report, Xinyuan Financial Leasing (Zhejiang) Co., Ltd. is still in the process of transition.

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

According to the PRC Civil Code which took effect in January 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

The PRC Civil Code further provides that if a mortgagor leases and occupies the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage. The Supreme People’s Court has revised a judicial interpretation regarding disputes over lease contracts on urban buildings, which took effect in January 2021, providing that if the ownership of the leased premises changes during the term of lessee’s occupation in accordance with the lease contract, and the lessee requests the assignee of such premises to continue to perform the original lease contract, the PRC court shall support such request unless the mortgage right has been established before the leasing and the ownership changes due to the mortgagee’s realization of the mortgage right.

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

Patent. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

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

According to the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, which was promulgated by the SAFE on April 10, 2020, the reform on facilitating the payments of incomes under the capital accounts shall be promoted nationwide. On the condition that the use of funds is authentic and complies with the regulatory provisions on use of income from capital account, enterprises which satisfy given criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for authenticity to the bank prior to each transaction.

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
Outside China
Inside China
100%
100%
(8)
(7)
(6)
(9)
(10)
VIE Equity Holders(1)
Zhejiang BEST Technology Co., Ltd. ("Zhejiang BEST")(3)
BEST Logistics Technologies (China) Co., Ltd.(4)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.(5)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.
Hangzhou BEST Network Technologies Co., Ltd. (a "VIE")(2)
equity interest
contractual arrangements

(1)	Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou, and Hangzhou Ali Venture Capital Co., Ltd., a PRC domestic company and consolidated entity of Alibaba, hold 36.285%, 36.285% and 27.43%, respectively, equity interest in the VIE.
(2)	Primarily involved in the provision of BEST Express services.
(3)	Primarily involved in the provision of BEST Cloud services.
(4)	Primarily involved in the provision of BEST Supply Chain Management and BEST Freight.
(5)	Primarily involved in the provision of BEST Supply Chain Management services.
(6)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(7)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(8)	Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.
(9)	Loan Agreements; Exclusive Call Option Agreement; Shareholders’ Voting Rights Proxy Agreement; Equity Pledge Agreement.

(10)	Exclusive Technical Services Agreement; Exclusive Call Option Agreement; Shareholders’ Voting Rights Proxy Agreement; Equity Pledge Agreement.

Variable Interest Entity Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in the PRC, provide the services that may be subject to such restrictions in the PRC through Hangzhou BEST Network Technologies Co., Ltd., or Hangzhou BEST Network, Hangzhou BEST IT Information Technology Services Co., Ltd., or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, our VIEs, all of which are incorporated in the PRC and 100% owned by PRC legal persons. Hangzhou BEST Network holds a courier service operation permit that allows it to provide domestic mail delivery services in addition to parcel delivery services and an ICP license that allows it to provide value-added telecommunication services, all of which may constitute part of our comprehensive service offerings. Certain subsidiaries of Hangzhou BEST IT have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with our BEST UCargo business. WOWO, a subsidiary of Hangzhou Baijia, has obtained the tobacco monopoly retail license that would allow it to conduct tobacco retail business in connection with BEST Store+ business. Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou and Hangzhou Ali Venture Capital Co., Ltd., a domestic PRC company and consolidated entity of Alibaba, hold 36.285%, 36.285% and 27.43%, respectively, equity interest in Hangzhou BEST Network. Wei Chen and Lili He each holds 50% equity interest in each of Hangzhou BEST IT and Hangzhou Baijia.

We generated 73% of our revenue from continuing operations through our VIEs for the year ended December 31, 2020. We have entered into certain contractual arrangements which collectively enable us to exercise effective control over the VIEs and receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries. As a result, we include the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. The following is a summary of the contractual arrangements that provide us with effective control of Hangzhou BEST Network and its subsidiaries and that enable us to receive substantially all of the economic benefits from their operations. We have entered into substantially similar contractual arrangements with respect to each of Hangzhou BEST IT and Hangzhou Baijia that provide us with effective control of these entities and their respective subsidiaries and that enable us to receive substantially all of the economic benefits from their operations and absorb all of the expected losses of Hangzhou BEST IT, Hangzhou Baijia and their respective subsidiaries.

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

We have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our domestic mail delivery services, Internet related value-added business and tobacco retail business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

By the end of 2020, we had wound down our BEST Store+ business and since then we have started to reflect BEST Store+’s historical financial results for the periods prior to the wind-down in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Store+.

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

Our total revenue from continuing operations increased by 28.8% from RMB25,116.0 million in 2018 to RMB32,358.7 million in 2019. Our total revenue from continuing operations decreased from RMB32,358.7 million in 2019 to RMB29,995.0 million (US$4,596.9 million) in 2020. We had net losses from continuing operations of RMB107.2 million and RMB1,683.1 million (US$257.9 million) in 2018 and 2020, respectively, and had net income of RMB172.7 million in 2019. Our gross margin for continuing operations improved from 4.7% in 2018 to 5.1% in 2019, as a result of operating leverage and improved operating efficiency. Our gross margin for continuing operations decreased from 5.1% in 2019 to 0.8% in 2020.

Our Business Philosophy

Our brand name in Chinese, “百世”means hundreds of generations. Our business philosophy is to build and invest for the long-term. Since inception, we have focused on building a platform to meet evolving market demands with Smart Supply Chain solutions. We are committed to continuing investment in and enhancement of our platform, which we believe will generate long-term benefits.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	31,431	40,645	37,530	54,834	39,462	50,014	45,848	63,590	43,159	57,677	48,686	69,031
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	13,913	20,532	19,041	28,789	22,502	36,648	40,523	58,317	40,436	53,654	53,485	67,095
BEST Express
Parcel volume (in thousands) (1)	950,498	1,280,050	1,371,055	1,868,489	1,340,540	1,906,863	1,890,842	2,437,959	1,315,525	2,274,585	2,359,773	2,585,249
BEST Freight
Freight volume (tonnage in thousands) (1)	985	1,366	1,474	1,605	1,268	1,730	1,885	2,097	1,074	2,230	2,464	2,623

Note:

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

Macroeconomic Trends and Consumption in Our Markets

Our results of operations and financial condition are affected by the general factors driving the economies, the retail industries, and logistics and supply chain markets of China and other countries and regions in which we operate our business. These factors include levels of per capita disposable income, levels of consumer spending, rate of Internet and mobile penetration, and other general economic conditions in China and our other markets that affect consumption and business activities in general. Our results of operations are also affected by seasonal patterns. For example, the fourth quarter has historically been our strongest quarter by volume, led by the Singles’ Day and December 12 promotion periods. As our customers reduce activity in connection with Chinese holidays, such as Chinese New Year, the first quarter historically has been a low volume quarter.

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

The growth of our business and expansion of our market share will impact our ability to benefit from economies of scale, including optimization of our supply chain service network, reduction of unit costs and the strengthening of our bargaining power with suppliers and service providers.

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

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in our financial statements include, but are not limited to, allowance for doubtful accounts, fair value measurements of equity instruments with no readily determinable fair value, incremental borrowing rates for operating lease liabilities, standalone selling prices related to lease and non-lease commitments in the lease arrangements, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions, and share-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our actual results could materially differ from those estimates.

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

Our revenue recognition policies are as follows:

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

Store+ services (now disclosed as discontinued operations)

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

Global logistics services

We provide international logistics services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination service and express delivery services. Revenue for our global logistics services is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

Capital services

We serve as a financing platform to provide tailored financing solutions to our ecosystem participants, such as fleet and equipment financing lease service and factoring services. Revenue generated from provision of capital services primarily consists of interest income on lease rental and other financing receivables, which is recognized as revenue using the effective interest rate method.

UCargo services

We serve as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

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

Contract liabilities are included in “customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheets. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. We classify contract liabilities as current based on the timing of when we expect to recognize revenue, which typically occurs within a week after period-end.

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

Sale-leaseback transactions as Lessor

When we enter into sale-leaseback transactions as lessor, we assess whether a contract exists and whether the seller-lessee satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the seller-lessee transfers the control of the leased asset to us, it accounts for the purchase of the leased asset in accordance with ASC360. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to us, it is a failed sales-leaseback transaction which is accounted for as a financing. We do not recognize the transferred asset and record the amounts paid as other financing receivables for which the current portion is included in “Prepayments and other current assets” and the non-current portion is included in “Other non-current assets” in our consolidated balance sheets.

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

Sale-leaseback transactions as Lessee

When we enter into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If we transfer the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If we do not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. We do not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Accrued expenses and other liabilities” and the non-current portion is included in “Other non-current liabilities” in the consolidated balance sheets.

Share-based compensation

Awards granted to employees and non-employees

We determined whether an award should be classified and accounted for as a liability award or equity award. All of our share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, we have elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. For awards with performance and service conditions, we use the accelerated method for all awards granted with graded vesting. We account for forfeitures as they occur.

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

Assets held for sale

A long-lived asset (or disposal group) to be disposed of by sale (including an asset group considered a component of an entity) is considered held for sale when all of the following criteria for a qualifying plan of sale are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;
●	The asset or disposal group is available for immediate sale (i.e., a seller currently has the intent and ability to transfer the asset (group) to a buyer) in its present condition, subject only to conditions that are usual and customary for sales of such assets or disposal groups;
●	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;
●	The sale of the asset or disposal group is probable (i.e., likely to occur) and the transfer is expected to qualify for recognition as a completed sale within one year;
●	The long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
●	Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure the assets and liabilities of a business or asset group that are held for sale at the lower of their carrying amount or fair value less costs to sell. A loss is recognized for any initial adjustment of the disposal group’s carrying amount to its fair value less costs to sell in the period the held for sale criteria are met. Long-lived assets are not depreciated/amortized while they are classified as held for sale. We continue to accrue interest and other expenses attributable to the liabilities of a disposal group classified as held for sale.

The fair value less costs to sell of the asset or disposal group is assessed each reporting period it remains classified as held for sale and subsequent changes in fair value less costs to sell (increases or decreases) are reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the asset or disposal group at the time it was initially classified as held for sale.

We present assets and liabilities as held for sale in the period that a disposal group meets the held for sale criteria and for all prior periods presented.

Discontinued operations

We classify the results of a component (or group of components) to be disposed (“disposal group”) as a discontinued operation when the disposal group meets the held-for-sale criteria, is disposed of by sale or is disposed of other than by sale (e.g. abandonment) and when the disposal group represents a strategic shift that has, or will have, a major effect on our operations and our financial results.

We report the operating results and cash flows related to the disposal group as discontinued operations for all periods presented in our consolidated statements of comprehensive loss and consolidated statements of cash flows, respectively.

Liquidity and going concern

As reflected in our financial statements, for the year ended December 31, 2020, we incurred net losses from continuing operations of RMB1,638,068 (US$257,945) and generated positive cash flows from continuing operating activities of RMB11,188 (US$1,715), which was much lower than the positive cash flows generated from continuing operating activities for the year ended December 31, 2019, due to the negative impact of COVID-19 in the first quarter of 2020 and intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices we can charge for our express and freight delivery services. As of December 31, 2020, we had a total cash position of RMB3,754.4 million (US$575.4 million) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB3,266.5 million (US$500.6 million) and an accumulated deficit of RMB17,711.0 million (US$2,714 million) which included accumulated losses from operations of RMB8,217.2 million and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to our initial public offering of RMB9,493.8 million.

These adverse conditions indicate there is substantial doubt about our ability to continue as a going concern. Our management has developed the following plans to improve these conditions: (i) implement various measures in our strategic refocusing plan which includes execution of the wind-down plan for the Store+ segment from late 2020 and suspension of the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future; (ii) realign our businesses to adapt to the evolving, competitive market conditions and execute additional measures to manage and reduce our costs and expenditures to better improve operating cash flows; and (iii) seek other strategic alternatives in certain business segments or raise additional financing in the near term.  There is uncertainty as to whether our strategic refocusing plan and other aforesaid plans, even if they are successfully executed, will generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern. Such uncertainty is due to, among other things, the unpredictability of the continued impact of the COVID-19 outbreak on the PRC and global economy as well as the duration of the current price war that has negatively affected and continues to negatively affect our express delivery services segment. Further, after December 31, 2020, we secured borrowings of RMB466 million through the securitization of certain financing receivables pertaining to our BEST Capital business and over RMB0.5 billion of short-term bank loans maturing in one year, which allows us to reinforce our strategic refocusing plan and enhance liquidity. Although we have achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in the first quarter of 2021 for certain business segments, if we are unsuccessful in our efforts or is unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020 and the suspension of certain lease services under BEST Capital described above. The consolidated financial statements included elsewhere in this annual report have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should we be unable to continue as a going concern.

Consolidation of variable interest entities

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business, we provide the services that may be subject to such restrictions in the PRC through our VIEs.

Despite the lack of technical majority ownership, our wholly owned subsidiaries, Zhejiang BEST, BEST Logistics China and BEST Store Network, have effective control of Hangzhou BEST Network, Hangzhou BEST IT and Hangzhou Baijia, respectively, through a series of contractual arrangements, or the Contractual Agreements, and a parent-subsidiary relationship exists between Zhejiang BEST and Hangzhou BEST Network, between BEST Logistics China and Hangzhou BEST IT and between BEST Store Network and Hangzhou Baijia. The equity interests of the VIEs are legally held by Chinese individuals, or the respective nominee shareholders. Through the Contractual Agreements, the respective nominee shareholders of the VIEs effectively assign all of their voting rights underlying their equity interests in the VIEs to Zhejiang BEST, BEST Logistics China and BEST Store Network, as applicable. In addition, through the terms of the Contractual Agreements, Zhejiang BEST, BEST Logistics China and BEST Store Network demonstrate their abilities and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Hangzhou BEST Network, Hangzhou BEST IT and Hangzhou Baijia, as applicable. As a result of the Contractual Agreements, we have the power to direct the activities of the VIEs that most significantly impact their economic performances and, is entitled to substantially all of the economic benefits from the VIEs through Zhejiang BEST, BEST Logistics China and BEST Store Network, respectively. Therefore, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification, or ASC, topic 810-10, Consolidation: Overall.

With respect to Hangzhou BEST Network, in June 2017, the power and the rights pursuant to the Proxy Agreement were effectively reassigned from Zhejiang BEST to BEST Inc., resulting in BEST Inc. having the power to direct the activities of Hangzhou BEST Network that most significantly impact Hangzhou BEST Network’s economic performance. In addition, BEST Inc. is obligated to absorb the expected losses of Hangzhou BEST Network through the financial support provided pursuant to the amended and restated Equity Option Agreement. Therefore, we determined BEST Inc. to be most closely associated with Hangzhou BEST Network within the group of related parties, and BEST Inc. has replaced Zhejiang BEST as the primary beneficiary of Hangzhou BEST Network since June 2017. As Hangzhou BEST Network was subject to indirect control by us through Zhejiang BEST immediately before and direct control immediately after the Contractual Agreements were supplemented, we accounted for the change in primary beneficiary of Hangzhou BEST Network as a common control transaction based on the carrying amount of the net assets transferred. With respect to the Contractual Agreements concerning Hangzhou BEST IT, which were executed in October 2019 (with the loan agreement updated in April 2020), as BEST Inc. is a party to the Proxy Agreement and the Equity Option Agreement, we determined that BEST Inc. is the primary beneficiary of Hangzhou BEST IT commencing on the date of execution of such Contractual Agreements as BEST Inc. has obtained the power to direct the activities of Hangzhou BEST IT that most significantly impact its economic performance, is entitled to substantially all of the economic benefits from, and is also obligated to absorb the expected losses of, Hangzhou BEST IT through BEST Logistics China. At the same time, BEST Logistics China transferred its equity interests in BEST UCargo and its subsidiaries to Hangzhou BEST IT. As the restructuring transaction to transfer the assets and liabilities relating to the UCargo transportation services business described above are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred. With respect to Hangzhou Baijia, as BEST Inc. is a party to the Proxy Agreement and the Equity Option Agreement which were executed in May 2020, we determined that BEST Inc. is the primary beneficiary of Hangzhou Baijia commencing on the date of execution of such Contractual Agreements as BEST Inc. has obtained the power to direct the activities of Hangzhou Baijia that most significantly impact its economic performance, is entitled to substantially all of the economic benefits from, and is also obligated to absorb the expected losses of, Hangzhou Baijia through BEST Store Network. At the same time, Hangzhou BEST Network transferred its equity interests in WOWO to Hangzhou Baijia. As the restructuring transaction to transfer the assets and liabilities relating to the WOWO business described above are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

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

We have determined that we have six reporting units (that also represent operating segments) in 2020, which exclude the former Store+ reporting unit which is reported as discontinued operations in our consolidated statements of comprehensive loss. The corresponding goodwill allocated to the Store+ reporting unit is classified as assets held for sale on the consolidated balance sheets. Goodwill was allocated to four reporting units, including the Store+ reporting unit as of December 31, 2019 while the goodwill is allocated to three reporting units as of December 31, 2020. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required.

We adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test from January 1, 2020. The adoption of this standard does not have an impact on our consolidated financial statements.

Prior to the adoption of ASU 2017-04, we perform two-step quantitative impairment test. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses. Subsequent to the adoption of the ASU 2017-04, the quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Impairment of long-lived assets held for use other than goodwill

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

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2018		2019		2020
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue

	(in thousands)
Revenue:
Express	17,714,524	70.5%	21,822,442	67.5%	19,417,559	2,975,871	64.7%
Freight	4,102,610	16.3%	5,224,355	16.1%	5,156,551	790,276	17.2%
Supply chain management	2,076,822	8.3%	2,195,759	6.8%	1,912,323	293,076	6.4%
Global	162,012	0.6%	336,874	1.0%	777,656	119,181	2.6%
UCargo	891,710	3.6%	2,574,054	8.0%	2,519,919	386,194	8.4%
Capital	168,299	0.7%	205,203	0.6%	211,021	32,340	0.7%
Total revenue	25,115,977	100.0%	32,358,687	100.0%	29,995,029	4,596,938	100.0%

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

Global

We generate BEST Global revenue primarily from international logistics services provided in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination service and local express delivery services similar to those we provide in China.

UCargo

We generate BEST UCargo revenue primarily from operating our truckload capacity brokerage platform, which provides truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The revenue is primarily comprised of transportation fee collected from customers according to the distance and weight for their shipment needs from origin to destination.

Capital

We generate BEST Capital revenue primarily from providing tailored financing solutions to our ecosystem participants, such as fleet and equipment financing lease service and factoring service. The fee we charge our customers is based on the financing amount and interest rate in the respective financing periods.

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials, operating costs for hubs and sortation centers, depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue
Express	16,921,826	20,793,370	19,470,937	2,984,052
Freight	3,946,032	4,934,937	5,063,236	775,975
Supply chain management	1,970,109	2,052,006	1,846,901	283,050
Global	167,053	371,404	875,733	134,212
UCargo	877,172	2,517,642	2,473,857	379,135
Capital	47,767	52,001	26,225	4,019
Total cost of revenue	23,929,959	30,721,360	29,756,889	4,560,443

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

Global

Cost of revenue for our BEST Global services generally corresponds to the cost components of our express delivery services when we provide express service in Southeast Asia. For the cross-border logistic coordination service, cost of revenue mainly consists of the transportation cost paid to third-party service providers.

UCargo

Cost of revenue for our BEST UCargo services primarily includes transportation cost paid to third-party service providers.

Capital

Cost of revenue for our BEST Capital services primarily includes interest expense incurred in providing financing service to customers.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	370,987	432,939	477,902	73,242
General and administrative expenses	886,638	932,718	1,262,232	193,446
Research and development expenses	184,581	204,234	191,417	29,336
Total operating expenses	1,442,206	1,569,891	1,931,551	296,024

Selling Expenses

Our selling expenses primarily consist of (i) salaries and benefit expenses for our network management personnel responsible for managing relationships with our franchisee partners, our customer service personnel and other sales and marketing personnel, and (ii) travel, marketing and advertising expenses. As our business grows, our selling expenses are expected to increase.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefit expenses for management and administrative personnel, depreciation and amortization expenses, office expenses, travel expenses, legal, accounting and other professional fees, accrued provision on certain trade receivables and losses on disposal of fixed assets. We expect general and administrative expenses to increase as we continue to hire additional staff and increase office space in connection with business growth.

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

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Revenue
Express	17,714,524	21,822,442	19,417,559	2,975,871
Freight	4,102,610	5,224,355	5,156,551	790,276
Supply chain management	2,076,822	2,195,759	1,912,323	293,076
Global	162,012	336,874	777,656	119,181
UCargo	891,710	2,574,054	2,519,919	386,194
Capital	168,299	205,203	211,021	32,340
Total revenue	25,115,977	32,358,687	29,995,029	4,596,938
Cost of revenue
Express	(16,921,826)	(20,793,370)	(19,470,937)	(2,984,052)
Freight	(3,946,032)	(4,934,937)	(5,063,236)	(775,975)
Supply chain management	(1,970,109)	(2,052,006)	(1,846,901)	(283,050)
Global	(167,053)	(371,404)	(875,733)	(134,212)
UCargo	(877,172)	(2,517,642)	(2,473,857)	(379,135)
Capital	(47,767)	(52,001)	(26,225)	(4,019)
Total cost of revenue	(23,929,959)	(30,721,360)	(29,756,889)	(4,560,443)
Gross profit	1,186,018	1,637,327	238,140	36,495
Selling expenses	(370,987)	(432,939)	(477,902)	(73,242)
General and administrative expenses	(886,638)	(932,718)	(1,262,232)	(193,446)
Research and development expenses	(184,581)	(204,234)	(191,417)	(29,336)
Total operating expenses	(1,442,206)	(1,569,891)	(1,931,551)	(296,024)
(Loss)/Income from operations	(256,188)	67,436	(1,693,411)	(259,529)
Interest income	102,821	95,440	74,727	11,452
Interest expense	(75,060)	(79,486)	(174,607)	(26,760)
Foreign exchange loss	(7,624)	(4,375)	(8,243)	(1,263)
Other income	168,363	145,853	165,346	25,340
Other expense	(28,602)	(31,784)	(24,576)	(3,766)
(Loss)/Income before income tax and share of net loss of equity investees	(96,290)	193,084	(1,660,764)	(254,526)
Income tax expense	(10,500)	(20,027)	(22,124)	(3,391)
(Loss)/Income before share of net loss of equity investees	(106,790)	173,057	(1,682,888)	(257,917)
Share of net loss of equity investees	(456)	(355)	(180)	(28)
Net (loss)/income from continuing operations	(107,246)	172,702	(1,683,068)	(257,945)
Net loss from discontinued operations	(401,145)	(391,770)	(368,156)	(56,422)
Net loss	(508,391)	(219,068)	(2,051,224)	(314,367)
Net loss from continuing operations attributable to non-controlling interests	(403)	(16,652)	(25,716)	(3,941)
Net loss attributable to BEST Inc.	(507,988)	(202,416)	(2,025,508)	(310,426)

The results presented below exclude BEST Store+-related discontinued operations.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue decreased by 7.3% to RMB29,995.0 million (US$4,596.9 million) in 2020 from RMB32,358.7 million in 2019 primarily due to a decrease in average selling price, or ASP, per parcel in Express business, partially offset by an increase in Express parcel volume.

Beginning in January 2020, the COVID-19 outbreak resulted in travel restrictions, lockdowns and quarantines in China and negatively affected our operations in China. The COVID-19 outbreak and related lockdowns in China resulted in temporary closures of our customers’ and our businesses, which adversely affected our express and freight delivery volume and revenue, causing lower productivity from late January to early March 2020. Our total revenue declined for the three months ended March 31, 2020 on a year-over-year basis, primarily due to disruptions in our business from the COVID-19 pandemic and the passing through of a temporary government waiver of highway tolls to our customers through downward price adjustments. By the end of March 2020, we had recovered our services across China, including all hubs and warehouses for express services, freight services and supply chain management services. However, after the government reinstated highway tolls in the second quarter of 2020, a pricing lag caused the gross margin of our express services to decline for the three months ended September 30, 2020 on a year-over-year basis. As the COVID-19 outbreak has further spread outside China and it is uncertain as to whether the COVID-19 outbreak will continue to be contained in China, we are unable to quantify or predict the magnitude of COVID-19’s impact on our operations and financial condition going forward. COVID-19 may affect our results of operations in a manner that is presently unknown to us and/or cannot be reasonably anticipated by us. For a detailed description of the risks associated with the COVID-19 outbreak, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face risk related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Express. Our express service revenue decreased by 11.0% to RMB19,417.6 million (US$2,975.9 million) in 2020 from RMB21,822.4 million in 2019. This decrease in revenue was primarily due to a 21.0% decrease in ASP per parcel, partially offset by a 12.7% increase in parcel volume. The decrease in ASP per parcel was primarily attributable to competitive market dynamics.

Freight. Our freight service revenue decreased by 1.3% to RMB5,156.6 million (US$790.3 million) in 2020 from RMB5,224.4 million in 2019. This decrease in revenue was primarily due to a 17.9% decrease in ASP per tonne, partially offset by a 20.2% increase in freight volume.

Supply Chain Management. Our supply chain management service revenue decreased by 12.9% to RMB1,912.3 million (US$293.1 million) in 2020 from RMB2,195.8 million in 2019. Such decrease was primarily attributable to pricing pressure associated with certain legacy key account customers, partially offset by a 21.4% increase in the total number of orders fulfilled by Cloud OFCs.

Global. Revenue from our BEST Global services increased by 130.8% to RMB777.7 million (US$119.2 million) in 2020 from RMB336.9 million in 2019, primarily due to strong growth in parcel volumes in Southeast Asia.

UCargo. Revenue from our BEST UCargo services decreased by 2.1% to RMB2,519.9 million (US$386.2 million) in 2020 from RMB2,574.1 million in 2019.

Capital. Revenue from our BEST Capital services increased by 2.8% to RMB211.0 million (US$32.3 million) in 2020 from RMB205.2 million in 2019.

Cost of Revenue

Our cost of revenue decreased by 3.1% to RMB29,756.9 million (US$4,560.4 million) in 2020 from RMB30,721.4 million in 2019. The decrease was primarily attributable to decreases in cost of revenue in our Express, Supply Chain Management, UCargo and Capital service lines, as discussed below. Cost of revenue as a percentage of revenue increased to 99.2% in 2020 from 94.9% in 2019, which was primarily due to intensified express market competition and a pricing lag after the PRC government reinstated highway tolls. As a result, the decrease in ASP outpaced reduction in unit cost in Express and Freight businesses.

Express. Cost of revenue for our express services decreased by 6.4% to RMB19,470.9 million (US$2,984.1 million) in 2020 from RMB20,793.4 million in 2019. This decrease in cost of revenue was primarily attributable to improved operating efficiency and economies of scale. Cost of revenue as a percentage of revenue from our express delivery services increased to 100.3% in 2020 from 95.3% in 2019, primarily due to a decrease in ASP that outpaced reduction in unit cost in Express business.

Freight. Cost of revenue for our freight services increased by 2.6% to RMB5,063.2 million (US$776.0 million) in 2020 from RMB4,934.9 million in 2019. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 20.2% to 8.4 million tonnes from 7.0 million tonnes in 2019, partially offset by a decrease in unit cost per tonne. Cost of revenue as a percentage of revenue from our freight services increased to 98.2% in 2020 from 94.5% in 2019, primarily due to a decrease in ASP that outpaced reduction in unit cost in Freight business.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 10.0% to RMB1,846.9 million (US$283.1 million) in 2020 from RMB2,052.0 million in 2019. This decrease in cost of revenue was primarily due to a 9.9% increase in the number of orders fulfilled by our self-operated Cloud OFCs. The number of orders fulfilled by our self-operated Cloud OFCs increased to 218.6 million in 2020 from 198.9 million in 2019. The number of our self-operated Cloud OFCs decreased to 82 as of December 31, 2020 from 108 as of December 31, 2019. Cost of revenue as a percentage of revenue from our supply chain management services increased to 96.6% in 2020 from 93.5% in 2019, primarily due to one-off costs incurred by closing down Store+- related operations, and pricing pressure associated with certain legacy key account customers, which were in the process of being discontinued.

Global. Cost of revenue for our BEST Global services increased by 135.8% to RMB875.7 million (US$134.2 million) in 2020 from RMB371.4 million in 2019 primarily due to BEST Global’s expanded operations in Southeast Asia.

UCargo. Cost of revenue for our BEST UCargo services decreased slightly by 1.7% to RMB2,473.9 million (US$379.1 million) in 2020 from RMB2,517.6 million in 2019.

Capital. Cost of revenue for our BEST Capital services decreased by 49.6% to RMB26.2 million (US$4.0 million) in 2020 from RMB52.0 million in 2019 primarily due to lower financing amount provided to our ecosystem customers.

Operating Expenses

Operating expenses increased by 23.0% to RMB1,931.6 million (US$296.0 million) in 2020 from RMB1,569.9 million in 2019. Operating expenses as a percentage of our total revenue increased to 6.4% in 2020 from 4.9% in 2019. This increase was mainly due to increased selling, general and administrative expenses, partially offset by decreased research and development expenses, as discussed below.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 27.4% to RMB1,740.1 million (US$266.7 million) in 2020 from RMB1,365.7 million in 2019. This increase was primarily attributable to an increase in staff costs of Southeast Asia business, additional accrued provision for certain trade receivables due to the pandemic and losses on disposal of fixed assets due to an upgrade of Express’s equipment.

Research and Development Expenses. Research and development expenses decreased by 6.3% to RMB191.4 million (US$29.3 million) in 2020 from RMB204.2 million in 2019. This decrease was primarily due to capitalization of certain research and development expenditures to intangible assets.

Interest Income

Our interest income decreased by 21.7% to RMB74.7 million (US$11.5 million) in 2020 from RMB95.4 million in 2019, primarily due to the changes in average short-term investments balance during 2020 compared with 2019.

Interest Expense

Our interest expenses increased by 119.7% to RMB174.6 million (US$26.8 million) in 2020 from RMB79.5 million in 2019, primarily a result of increased short-term bank loan in 2020 compared with 2019, as we incurred multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China, as well as the interest incurred due to the issuances of convertible senior notes in September 2019 and June 2020.

Foreign Exchange Loss

We recorded a foreign exchange loss of RMB8.2 million (US$1.3 million) in 2020 as compared to RMB4.4 million in 2019, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income increased to RMB165.3 million (US$25.3 million) in 2020 from RMB145.9 million in 2019, primarily due to an increase in unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative, as well as an increase in government subsidies.

Other Expense

Other expenses decreased to RMB24.6 million (US$3.8 million) in 2020 from RMB31.8 million in 2019, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB22.1 million (US$3.4 million) in 2020 from RMB20.0 million in 2019, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net loss from continuing operations increased to RMB1,683.1 million (US$257.9 million) in 2020 from net income from continuing operations of RMB172.7 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 28.8% to RMB32,358.7 million in 2019 from RMB25,116.0 million in 2018 due to increases in revenue across most of our service lines, as discussed below.

Express. Our express service revenue increased by 23.2% to RMB21,822.4 million in 2019 from RMB17,714.5 million in 2018. This increase in revenue was primarily due to a 38.5% increase in parcel volume, partially offset by 11.1% decrease in average revenue per parcel.

Freight. Our freight service revenue increased by 27.3% to RMB5,224.4 million in 2019 from RMB4,102.6 million in 2018. This increase in revenue was primarily due to a 28.5% increase in freight volume.

Supply Chain Management. Our supply chain management service revenue increased by 5.7% to RMB2,195.8 million in 2019 from RMB2,076.8 million in 2018. Such increase was primarily attributable to an increase in total number of orders fulfilled by Cloud OFCs, partially offset by a decrease in average revenue per order fulfilled.

Global. Revenue from our BEST Global services increased by 107.9% to RMB336.9 million in 2019 from RMB162.0 million in 2018, primarily due to strong growth in parcel volumes in Southeast Asia.

UCargo. Revenue from our BEST UCargo services increased by 188.7% to RMB2,574.1 million in 2019 from RMB891.7 million in 2018, primarily due to the significantly increased volume generated from BEST UCargo’s service to external customers.

Capital. Revenue from our BEST Capital services increased by 21.9% to RMB205.2 million in 2019 from RMB168.3 million in 2018, primarily due to increased volume of financing amount provided to ecosystem customers.

Cost of Revenue

Our cost of revenue increased by 28.4% to RMB30,721.4 million in 2019 from RMB23,930.0 million in 2018. The increase was primarily attributable to increases in cost of revenue across most of our various service lines, as discussed below. Cost of revenue as a percentage of revenue decreased to 94.9% in 2019 from 95.3% in 2018, which was primarily due to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Express. Cost of revenue for our express services increased by 22.9% to RMB20,793.4 million in 2019 from RMB16,921.8 million in 2018. This increase in cost of revenue was primarily attributable to a 38.5% increase in parcel volume to 7,576.2 million in 2019 from 5,470.1 million in 2018, which resulted in higher last-mile and transportation costs. Cost of revenue as a percentage of revenue from our express delivery services decreased to 95.3% in 2019 from 95.5% in 2018, primarily due to economies of scale resulting from significant increase in our parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

Freight. Cost of revenue for our freight services increased by 25.1% to RMB4,934.9 million in 2019 from RMB3,946.0 million in 2018. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 28.5% to 7.0 million tonnes in 2019 from 5.4 million tonnes in 2018. Cost of revenue as a percentage of revenue from our freight services decreased to 94.5% in 2019 from 96.2% in 2018, primarily due to economies of scale resulting from significant increase in our freight volume, network optimization and expansion of e-commerce business.

Supply Chain Management. Cost of revenue for our supply chain management services increased by 4.2% to RMB2,052.0 million in 2019 from RMB1,970.1 million in 2018. This increase in cost of revenue was primarily due to the 21.0% increase in the number of orders fulfilled by our self-operated Cloud OFCs, partially offset by operational efficiency improvement in labor and transportation cost. The number of orders fulfilled by our self-operated Cloud OFCs increased to 198.9 million in 2019 from 164.4 million in 2018. The number of our self-operated Cloud OFCs decreased to 108 as of December 31, 2019 from 115 as of December 31, 2018. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 93.5% in 2019 from 94.9% in 2018, primarily due to improved operational efficiency and continued focus on optimizing customer profiles.

Global. Cost of revenue for our BEST Global services increased by 122.3% to RMB371.4 million in 2019 from RMB167.1 million in 2018 in line with the expansion of BEST Global’s operations in Southeast Asia.

UCargo. Cost of revenue for our BEST UCargo services increased by 187.0% to RMB2,517.6 million in 2019 from RMB877.2 million in 2018 in line with the increased volume of transaction from BEST UCargo’s service provided to external customers.

Capital. Cost of revenue for our BEST Capital services increased by 8.9% to RMB52.0 million in 2019 from RMB47.8 million in 2018 primarily due to the increased cost of capital incurred in providing Capital service.

Operating Expenses

Operating expenses increased by 8.9% to RMB1,569.9 million in 2019 from RMB1,442.2 million in 2018. Operating expenses as a percentage of our total revenue decreased to 4.9% in 2019 from 5.7% in 2018. This decrease was mainly due to faster growth in revenue and economies of scale.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 8.6% to RMB1,365.7 million in 2019 from RMB1,257.6 million in 2018. This increase was primarily attributable to the business expansion in Southeast Asia, increased staff costs in connection with the growth of our operations, partially offset by the economies of scale and improved operating efficiencies

Research and Development Expenses. Research and development expenses increased by 10.6% to RMB204.2 million in 2019 from RMB184.6 million in 2018. This increase was primarily due to increased investments in technology and research and development professionals to drive operating efficiency.

Interest Income

Our interest income decreased to RMB95.4 million in 2019 from RMB102.8 million in 2018, primarily due to the changes in average short-term investments balance during 2019 compared with 2018.

Interest Expense

Our interest expenses increased to RMB79.5 million in 2019 from RMB75.1 million in 2018, primarily a result of increased short-term bank loan in 2019 compared with 2018, as we incur multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China, as well as the interest incurred due to the issuance of convertible senior notes in September 2019.

Foreign Exchange Loss

We recorded a foreign exchange loss of RMB4.4 million in 2019 as compared to RMB7.6 million in 2018, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income decreased to RMB145.9 million in 2019 from RMB168.4 million in 2018, primarily due to a decrease in unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative of RMB50.5 million, partially offset by an increase in government subsidies.

Other Expense

Other expenses increased to RMB31.8 million in 2019 from RMB28.6 million in 2018, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB20.0 million in 2019 from RMB10.5 million in 2018, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net income from continuing operations increased to RMB172.7 million in 2019 from net loss from continuing operations of RMB107.2 million in 2018.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, redeemable convertible preferred shares, convertible senior notes and short-term borrowings, which historically were sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2020, we had cash and cash equivalents of RMB1,383.3 million (US$212.0 million) and restricted cash (current portion) of RMB2,102.4 million (US$322.2 million). As of December 31, 2020, we had short-term bank loans of RMB3,082.5 million (US$472.4 million), of which RMB2,128.5 million (US$326.2 million) were cash-collateralized. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.42%. We also had borrowing from third party financing lease companies of RMB106.9 million (US$16.4 million) as well as securitization debt of RMB95.1 million (US$14.6 million), which are due within the next 12 months as of December 31, 2020.

For the year ended December 31, 2020, we incurred net losses from continuing operations of RMB1,683,068 (US$257,945) and generated positive cash flows from continuing operating activities of RMB11,188 (US$1,715), which was much lower than the positive cash flows generated from continuing operating activities for the year ended December 31, 2019, due to the negative impact of COVID-19 in the first quarter of 2020 and intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices we can charge for our express and freight delivery services. As of December 31, 2020, we had a total cash position of RMB3,754.4 million (US$575.4 million) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB3,266.5 million (US$500.6 million) and an accumulated deficit of RMB17,711.0 million (US$2,714 million) which included accumulated losses from operations of RMB8,217.2 million and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to our initial public offering of RMB9,493.8 million. These adverse conditions indicate there is substantial doubt about our ability to continue as a going concern. Our management has developed plans to improve these conditions. For details of those plans, see Note 2 to our consolidated financial statements included elsewhere in this annual report. After December 31, 2020, we secured borrowings of RMB466 million through the securitization of certain financing receivables pertaining to our BEST Capital business and approximately RMB580 million of short-term bank loans maturing in one year, which allows us to reinforce our refocusing plan and enhance liquidity. Although we have achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in the first quarter of 2021 for certain business segments, if we are unsuccessful in our efforts or are unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020 and the suspension of certain lease services under BEST Capital. The consolidated financial statements included elsewhere in this annual report have been prepared assuming we will continue to operate as a going concern, but there can be no assurance that we will be able to continue as a going concern in light of the aforesaid adverse conditions despite our plans to improve those conditions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.”

Based on our current level of operations and available cash, and on the assumption that we are able to successfully execute the above-said plans to improve our liquidity and cash position, we believe that our cash and cash equivalents, cash generated from our operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for at least the next 12 months.

In addition, we may require additional cash resources due to other changing business conditions or future developments, including any investments or acquisitions we may decide to selectively pursue. When we seek additional financing, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

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

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities for continuing operations	980,354	1,131,226	11,188	1,715
Net cash used in operating activities for discontinued operations	(343,150)	(278,393)	(242,423)	(37,153)
Net cash generated from/(used in) operating activities	637,204	852,833	(231,235)	(35,438)
Net cash used in investing activities for continuing operations	(1,199,223)	(1,918,474)	(872,353)	(133,694)
Net cash used in/(generated from) investing activities for discontinued operations	(31,730)	5,992	(580)	(89)
Net cash used in investing activities	(1,230,953)	(1,912,482)	(872,933)	(133,783)
Net cash generated from financing activities for continuing operations	189,249	2,377,212	1,760,684	269,837
Net cash generated from/(used in) financing activities for discontinued operations	367,900	(365,400)	(212,500)	(32,567)
Net cash generated from financing activities	557,149	2,011,812	1,548,184	237,270
Effect of exchange rate changes on cash, cash equivalents and restricted cash	53,179	5,644	(192,110)	(29,442)
Net increase in cash, cash equivalents and restricted cash	16,579	957,807	251,906	38,607
Cash, cash equivalents and restricted cash at the beginning of the year	2,982,829	2,999,408	3,957,215	606,470
Cash, cash equivalents and restricted cash at the end of the year	2,999,408	3,957,215	4,209,121	645,077

Operating Activities

Net cash generated from operating activities for continuing operations was RMB11.2 million (US$1.7 million) in 2020, compared to RMB1,131.2 million generated from operating activities for continuing operations in 2019. This decrease was primarily due to an increase of RMB1,855.8 million in net loss from continuing operations, which was mainly attributable to the negative impact of COVID-19 outbreak in first quarter of 2020, which resulted in lower volume in our express and freight delivery business, as well as the competitive market dynamics and pricing lag. As a result, the decrease in unit price outpaced the reduction in unit cost in our express and freight delivery business.

Net cash generated from continuing operating activities was RMB1,131.2 million in 2019, compared to RMB980.4 million generated from continuing operating activities in 2018. This increase was primarily due to an increase of RMB279.9 million in net income from continuing operations, which was mainly attributable to economies of scale resulting from a significant increase in our parcel and freight volume, as well as an increase in operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Our Express and Freight segments drove the significant improvement in profitability. Gross profit margin for express delivery services increased from 4.5% in 2018 to 4.7% in 2019 and revenue generated from express delivery services increased by RMB4,107.9 million, while gross profit margin for freight delivery services increased from 3.8% in 2018 to 5.5% in 2019 and revenue generated from freight delivery services increased by RMB1,121.7 million. In addition, due to improved operating leverage and efficiencies and cost-control measures, our expenditures for employee compensation, rental costs and selling and general administrative expenses increased at a slower rate than our growth in revenues.

Investing Activities

Net cash used in investing activities for continuing operations was RMB872.4 million (US$133.7 million) in 2020, which was primarily due to (i) payments for purchase of property and equipment of RMB1,585.4 million, which property and equipment were used in the expansion and optimization of our express service, freight service and global logistics services in Southeast Asia; (ii) origination of lease rental and other financing receivables of RMB1,072.0 million, mainly for financing lease related services provided to franchisee partners and transportation service providers. The above factors were partially offset by receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB876.2 million; and (iii) a net change in short-term investments of RMB781.5 million, which were proceeds from maturities of short-term investments of RMB1,063.5 million offset by purchase of short-term investments of RMB282.0 million.

Net cash used in investing activities for continuing operations was RMB1,918.5 million in 2019, which was primarily due to (i) payments for purchase of property and equipment of RMB1,497.7 million, which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network; and (ii) origination of lease rental and other financing receivables of RMB850.2 million, mainly for financing lease related services provided to franchisee partners and transportation service providers. The above factors were partially offset by receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB697.4 million.

Net cash used in investing activities for continuing operations was RMB1,199.2 million in 2018, which was primarily due to (i) origination of lease rental and other financing receivables of RMB1,556.2 million, mainly for financing lease related services provided to franchisee partners and transportation service providers; and (ii) payments for purchase of property and equipment of RMB1,062.0 million, which property and equipment were used in the expansion and optimization of our express service, freight service and supply chain service network. The above factors were partially offset by a net change in short-term investments of RMB1,398.7 million, which were proceeds from maturities of short-term investments of RMB5,729.6 million offset by purchase of short-term investments of RMB4,330.9 million.

Financing Activities

Net cash generated from financing activities for continuing operations was RMB1,760.7 million (US$269.8 million) in 2020, which was mainly due to (i) proceeds from issuance of convertible senior notes of RMB1,061.4 million; (ii) proceeds from short-term and long-term bank loans of RMB3,174.4 million, partially offset by repayment of short-term bank loans of RMB2,341.9 million; (iii) proceeds from issuance of asset-backed securities of RMB198.1 million, partially offset by repayment of asset-backed securities of RMB211.0 million; and (iv) repurchase of ordinary shares of RMB211.4 million.

Net cash generated from financing activities for continuing operations was RMB2,377.2 million in 2019, which was mainly due to (i) proceeds from issuance of convertible senior notes of RMB1,375.4 million, partially offset by the purchase of capped calls of RMB159.1 million; (ii) proceeds from short-term bank loans of RMB2,997.6 million, partially offset by repayment of short-term bank loans of RMB2,034.6 million; and (iii) proceeds from issuance of asset-backed securities of RMB262.3 million, partially offset by repayment of asset-backed securities of RMB157.4 million.

Net cash generated from financing activities for continuing operations was RMB189.2 million in 2018, which was mainly due to proceeds from short-term bank loans of RMB2,409.8 million, partially offset by repayment of short-term bank loans of RMB2,211.2 million.

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

In June 2020, we completed a private placement of US$150 million aggregate principal amount of 4.5% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders. These convertible senior notes were issued and sold outside the United States in an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act. The notes will mature on June 3, 2025. Holders may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$100,000 principal amount of converted notes, a number of Class A ordinary shares equal to the conversion rate. The notes may be converted into our Class A ordinary shares at an initial conversion price of approximately US$6.07 per ADS, which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2018, 2019 and 2020, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Revenue:
Express	17,751,830	21,853,951	19,434,485	2,978,465
Freight	4,115,606	5,233,542	5,163,882	791,400
Supply Chain Management	2,101,304	2,198,536	1,912,323	293,076
Global	162,968	336,874	777,657	119,181
UCargo	2,414,169	3,233,887	2,871,850	440,130
Capital	168,299	205,203	211,021	32,340
Inter-segment eliminations	(1,598,199)	(703,306)	(376,189)	(57,654)
Total revenue	25,115,977	32,358,687	29,995,029	4,596,938
Cost of revenue:
Express	16,959,276	20,824,800	19,487,863	2,986,646
Freight	3,963,172	4,944,124	5,070,567	777,098
Supply Chain Management	2,000,470	2,059,202	1,846,901	283,050
Global	167,963	371,404	875,734	134,212
UCargo	2,387,839	3,175,187	2,825,775	433,069
Capital	48,015	52,001	26,225	4,019
Inter-segment eliminations	(1,596,776)	(705,358)	(376,176)	(57,651)
Total cost of revenue	23,929,959	30,721,360	29,756,889	4,560,443
Gross profit:
Express	792,554	1,029,151	(53,378)	(8,181)
Freight	152,434	289,418	93,315	14,302
Supply Chain Management	100,834	139,334	65,422	10,026
Global	(4,995)	(34,530)	(98,077)	(15,031)
UCargo	26,330	58,700	46,075	7,061
Capital	120,284	153,202	184,796	28,321
Inter-segment eliminations	(1,423)	2,052	(13)	(3)
Total gross profit	1,186,018	1,637,327	238,140	36,495
Net (loss)/income:
Express	377,684	461,490	(755,305)	(115,756)
Freight	(13,536)	18,684	(199,826)	(30,625)
Supply Chain Management	(44,348)	(122,312)	(175,072)	(26,831)
Global	(74,812)	(167,600)	(251,511)	(38,546)
UCargo	(12,292)	(22,056)	(116,782)	(17,898)
Capital	110,064	125,966	93,981	14,403
Unallocated	(450,006)	(121,470)	(278,553)	(42,692)
Total net loss from continuing operations	(107,246)	172,702	(1,683,068)	(257,945)

Since January 1, 2020, we have changed our segment disclosure to break down the previous “Others” segment into Global logistics services, Capital service and UCargo service. In addition, we added net profit as a performance indicator when evaluating the performance of our operating segments. As a result, we report our financial results in six operating segments: (i) express delivery services, or the Express segment, (ii) freight delivery services, or the Freight segment, (iii) supply chain management services, or the Supply Chain Management segment, (iv) Global logistics services, or the Global segment, (v) UCargo services, or the UCargo segment, and (vi) Capital services, or the Capital segment. This change in segment reporting aligns with the manner in which we currently receive and use financial information to allocate resource and evaluate the performance of our operating segments. As the financial results from our Store+ services formerly reported as a separate reportable segment are now disclosed as discontinued operations, they are not reflected in the segment disclosures above.

The inter-segment eliminations for the periods indicated above mainly consisted of (i) segment revenue of the Express segment and Freight segment generated from services provided to the Supply Chain Management segment, and (ii) segment revenue of the UCargo segment generated from services provided to our Express and Freight segments, all of which were eliminated as intergroup transactions as a result of consolidation.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue by Segment

Segment revenue of our Express segment, Freight segment, Supply Chain Management segment and UCargo segment decreased from 2019 to 2020 primarily due to a decrease in segment revenue from external customers. Segment revenue for our Global segment increased from 2019 to 2020 primarily due to an increase in segment revenue from external customers in Southeast Asia. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.”

Cost of Revenue by Segment

Segment cost of revenue of our Express segment decreased from 2019 to 2020 primarily due to the lower unit cost per parcel which was mainly attributable to the improved operating efficiency and network optimization, partially offset by the increased parcel volume. Segment cost of revenue of our Supply Chain Management segment decreased from 2019 to 2020 primarily due to a decrease in labor and lease cost in connection with certain legacy key account customers which are in the process of being discontinued. Segment cost of revenue for our Freight segment increased due to an increase in freight volume, partially offset by a decrease in unit cost per tonne. Segment cost of revenue for our Global segment increased from 2019 to 2020 in line with the expansion of our business in Southeast Asia. Segment cost of revenue of our UCargo and Capital segments decreased in line with the decrease in service scale provided to customers. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue by Segment

Segment revenue of our Express segment, Freight segment, Supply Chain Management segment, UCargo segment, Global segment and Capital segment increased from 2018 to 2019 primarily due to an increase in service scale provided to external customers. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.”

Cost of Revenue by Segment

Segment cost of revenue of our Express segment, Freight segment and Supply Chain Management segment increased from 2018 to 2019 primarily due to increases in lease, transportation and labor costs commensurate with significant increases in volume and expansion of the services provided by our company to its customers. Segment cost of revenue for our Global segment increased from 2018 to 2019 in line with the expansion of our business in Southeast Asia. Segment cost of revenue for our UCargo segment increased from 2018 to 2019 primarily due to the increased volume of transactions provided to external customers. Segment cost of revenue for our Capital segment increased from 2018 to 2019 primarily due to the increased cost of capital incurred in providing financing to our customers. For additional information regarding these trends, please see “—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.”

Statutory Reserves

Under applicable PRC laws and regulations, our PRC subsidiaries are required to provide for certain statutory reserves. Pursuant to such laws and regulations, we may pay dividends only out of our after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Further, we are required to allocate at least 10% of our after-tax profits to fund the general reserve until such reserve has reached 50% of our registered capital. In addition, we may also set aside, at our or our Board’s discretion, a portion of our after-tax profits to fund the employee welfare and bonus fund. These reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

As of December 31, 2018, 2019 and 2020, our PRC subsidiaries had appropriated RMB3,771, RMB7,865 and RMB8,038 (US$1,232), respectively, in its statutory reserves.

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

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing as of the end of 2020. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

	(in thousands of RMB)
Short-term bank loans	3,082,537	3,082,537	—	—	—
Borrowings from third party financing lease companies (1)	182,389	116,292	66,097	—	—
Securitization debt	95,149	95,149	—	—	—
Convertible senior notes (1).(3)	2,283,715	—	—	2,283,715	—
Financing lease obligations	4,620	1,753	2,220	647	—
Long-term bank loan	78,548	—	75,217	3,331	—
Operating lease obligations (2)	4,783,726	1,207,647	1,909,518	1,095,045	571,516
Capital expenditure commitments	1,316,659	1,316,659	—	—	—
Total	11,827,343	5,820,037	2,053,052	3,382,738	571,516
(1)	The amounts disclosed represent future contractual payments for the principal portion of the borrowing which may differ from the balances recognized on our consolidated balance sheet as of December 31, 2020, which are accounted for on an amortized cost basis and accreted up to the principal amounts due at the repayment date.
(2)	Operating lease obligations represent our obligations for leasing offices, warehouses, hub and sortation center facilities and equipment, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 10 to our audited consolidated financial statements.
(3)	The aggregate scheduled maturities of RMB1,305.0 million (US$200.0 million) and RMB978.7 million (US$150.0 million) of the convertible senior notes will be repaid when they become due in 2024 and 2025, respectively, assuming no conversion or redemption prior to the maturity and convertible senior note bondholders hold the notes until maturity.

G.Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and growth strategies;
●	our future business development, financial condition and results of operations;
●	trends in the logistics and supply chain industry in China and globally;
●	competition in our industry;
●	fluctuations in general economic and business conditions in China and other regions where we operate;
●	the regulatory environment in which we and companies integral to our ecosystem operate;
●	our proposed use of proceeds from our initial public offering;
●	conditions and events that raise doubt about our ability to continue as a going concern; and

●	assumptions underlying or related to any of the foregoing.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management as of the date of this annual report:

Name	Age	Position/Title
Shao-Ning Johnny Chou	59	Chairman and chief executive officer
Lin Wan	45	Director
Jun Chen	47	Director
Mark Qiu	56	Director
George Chow	53	Director, chief strategy and investment officer
Quan Hao	62	Director
Wenbiao Li	54	Director
Gloria Fan	56	Chief financial officer
Mangli Zhang	64	Senior vice president, general manager of supply chain management service line
Xiaoqing Wang	40	Vice president, general manager of express service line
Tao Liu	44	Senior vice president, general manager of freight service line
Xingjun Yuan	46	Vice president, general manager of UCargo service line
Feng Dong	38	General manager of financial service line
Yanbing Zhang	45	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	49	Senior vice president of human resources and administration

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

Mr. Jun Chen has been a director of our company since 2015. Mr. Jun Chen is currently a senior vice president of Alibaba Group Holding Limited. He is also a managing director of Alibaba strategic investment group and the investment head of Alibaba new retail fund. Mr. Chen has over 20 years of experience in strategy management and investment, strategic market development, and business and financial advisory services. He has been in charge of strategic investments by Alibaba Group in various types of companies, including high-growth private companies and public companies listed in the PRC and overseas. The portfolio companies he manages are in a wide spectrum of industries such as retail, logistics, travel, healthcare, sports, and software and solutions. Prior to joining Alibaba Group in 2011, Mr. Chen worked for SAP, a Fortune 500 high-tech software company from 1999 to 2011, taking roles including strategic adviser in the office of CEO and industry director. From 1995 to 1998, he worked as an auditor for Arthur Andersen Consulting Co. Ltd. Mr. Chen holds a bachelor’s degree in international finance and accounting from Shanghai University, and received an EMBA degree from INSEAD. Mr. Chen was nominated to our board of directors by Alibaba Investment Limited pursuant to the shareholders agreement. Mr. Chen was nominated by Alibaba and Cainiao Network as an Alibaba Director under our amended and restated memorandum and articles of incorporation.

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

Ms. Quan Hao has served as our independent director since September 2017. Ms. Hao currently also serves as an independent non-executive director of Legend Holdings Corporation, HSBC Bank (China) Company Limited and Ant Group Co., Ltd. From 2001 to 2015, Ms. Hao had been a partner of KPMG China, and originally joined KPMG USA in 1993. From 1982 to 1989, Ms. Hao served as a lecturer at Renmin University of China. Ms. Hao received a bachelor’s degree in economics from Renmin University of China and an MBA degree from Temple University. Ms. Hao obtained her certified public accountant qualification in the PRC and California, USA.

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

Mr. Xiaoqing Wang currently serves as the vice president and general manager of our express service line. Prior to that, he had been general manager of our company’s Jiangsu province branch since 2009, spearheading BEST Express and other service lines in Jiangsu province, China. From 2004 to 2009, Mr. Wang was senior sales manager of the Nanjing branch of UTStarcom China. Mr. Wang received a bachelor’s degree in economics and management from Nanjing Agricultural University and an EMBA degree from the University of Texas.

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

B.Compensation

For the year ended December 31, 2020, we paid an aggregate of approximately US$3.5 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Granted Options

As of February 28, 2021, we had outstanding options with respect to 3,214,505 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

The table below summarizes, as of February 28, 2021, the options we had granted to our directors and executive officers under the 2008 equity and performance incentive plan:

	Number of
	shares
	underlying	Exercise price
Name	options granted	(US$ per share)	Grant date	Expiration date
George Chow	*	0.75	June 30, 2017	June 30, 2032
Mangli Zhang	*	0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2018 to September 30, 2032
Xiaoqing Wang	*	0.50 or 0.75	Various dates from December 31, 2009 to September 30, 2017	Various dates from December 31, 2024 to September 30, 2032
Tao Liu	*	0.50 or 0.75	Various dates from June 30, 2009 to September 30, 2017	Various dates from June 30, 2024 to September 30, 2032
Xingjun Yuan	*	0.75	Various dates from December 31, 2011 to December 31, 2017	Various dates from December 31, 2026 to December 31, 2032
Feng Dong	*	0.75	Various dates from June 30, 2016 to December 31, 2017	Various dates June 30, 2031 to December 31, 2032
Yanbing Zhang	*	0.01, 0.50 or 0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2023 to September 30, 2032
Jimei Liu	*	0.01 or 0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2023 to September 30, 2032

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

The 2017 equity incentive plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued pursuant to equity-based awards granted under the plan. In addition, the number of Class A ordinary shares available for issuance under the 2017 equity incentive plan automatically increased by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and will automatically be increased on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the plan does not exceed 10% of our total outstanding shares at the end of the preceding calendar year. As a result, as of January 1, 2021, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 equity incentive plan has been increased to 25,038,907 Class A ordinary shares. No more than 10,000,000 Class A ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any award (or portion thereof) under the 2017 equity incentive plan terminates, expires, lapses or is cancelled for any reason without being vested or exercised, as applicable, the Class A ordinary shares subject to such award will again be available for future grant.

Granted Restricted Share Units

As of February 28, 2021, we had outstanding restricted share units with respect to 8,548,965 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 28, 2021, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Number of
restricted
share units
Name	granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2021	Various dates from June 1, 2028 to January 1, 2031
Mark Qiu	*	Various dates from February 1, 2018 to February 1, 2021	Various dates from February 1, 2028 to February 1, 2031
George Chow	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Quan Hao	*	Various dates from February 1, 2018 to February 1, 2021	Various dates from February 1, 2028 to February 1, 2031
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2021	Various dates from February 1, 2028 to February 1, 2031
Gloria Fan	*	November 30, 2019	November 30, 2029
Mangli Zhang	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Xiaoqing Wang	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Tao Liu	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Xingjun Yuan	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Feng Dong	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Yanbing Zhang	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030
Jimei Liu	*	Various dates from March 1, 2018 to August 1, 2020	Various dates from March 1, 2028 to August 1, 2030

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

Change in Control

In the event of a change in control, the plan administrator may, in its sole discretion, (i) adjust the number and kind of shares and prices subject to awards then held by a participant in the 2017 equity incentive plan in connection with the assumption, conversion or replacement of any award (as the plan administrator determines to be reasonable, equitable and appropriate) (ii) accelerate the vesting, in whole or in part, of any award, or (iii) purchase any award for an amount of cash or shares (in accordance with the terms of the 2017 equity incentive plan). In the event a successor or surviving company refuses to assume, convert or replace an award, then the outstanding awards shall fully vest. A “change of control” under the 2017 equity incentive plan is defined as (i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which our company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which our company is incorporated or which following such transaction the holders of our company’s voting shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of the assets of our company (other than to one of our subsidiaries); (iii) the completion of a voluntary or insolvent liquidation or dissolution of our company; (iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which our company survives but (A) the shares of our company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the shares carrying more than 50% of the total combined voting power of our company’s then issued and outstanding shares are transferred to a person or persons different from those who held such shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) our company issues new voting shares in connection with any such transaction such that holders of our company’s voting shares immediately prior to the transaction no longer hold more than 50% of the voting shares of our company after the transaction; or (v) the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of our company or any of its affiliates or entities established for the benefit of the employees of our company or any of its affiliates) of (A) control of our board of directors or the ability to appoint a majority of the members of our board of directors, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares carrying more than 50% of the total combined voting power of our company’s then issued and outstanding shares.

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

BEST Asia Plan

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST Asia Plan is administered by the board of directors of BEST Asia Inc. or a committee or a member of the board of directors designated by the board of directors of BEST Asia Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST Asia Plan, BEST Asia Inc. may grant dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or share payments to the eligible participants, including employees, directors and consultants of BEST Asia Inc. and its subsidiaries, parents and “related entities” as defined in the BEST Asia Plan. The term of the awards granted under the BEST Asia Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Asia Inc. As of February 28, 2021, we had issued options to purchase ordinary shares of BEST Asia Inc. to certain employees, including certain of our directors and executive officers, under the BEST Asia Plan.

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

D.Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 28, 2021 by:

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

The calculations in the table below are based on (i) 244,425,501 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 28, 2021. The aforesaid 244,425,501 Class A ordinary shares excludes the 6,222,951 Class A ordinary shares issued to our depositary bank as of February 28, 2021 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
Lin Wan	—	—	—	—	—	—	—
Jun Chen	—	—	—	—	—	—	—
Mark Qiu	*	*	—	—	—	—	**
George Chow	6,821,717	2.8	—	—	—	—	**
Quan Hao	*	*	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Gloria Fan	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Xiaoqing Wang	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Xingjun Yuan	*	*	—	—	—	—	**
Feng Dong	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Directors and Executive officers as a Group	8,267,549	3.4	—	—	47,790,698	100.0	46.7
Alibaba Group Holding Limited(1)	48,900,357	17.3	94,075,249	100.0	—	—	46.7
Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
CR Entities (2)	33,548,304	13.7	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(3)	12,443,429	5.1	—	—	—	—	0.4
*	Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	Holds less than 1% of voting power of our total ordinary shares outstanding.
***

The business address for our directors and executive officers is 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

****For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible to Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	The number of ordinary shares beneficially owned was reported in an Amendment No. 3 to Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on June 3, 2020, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs held by Alibaba Investment Limited, (ii) 14,184,400 Class A ordinary shares, represented by ADSs, convertible at any time from the 2024 Convertible Notes in the principal amount of US$100,000,000 at the option of Alibaba Investment Limited, the holder of such senior notes issued by us in September 2019, (iii) 75,831,692 Class B ordinary shares held by Alibaba Investment Limited, (iv) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited, and (v) 24,000,000 Class A ordinary shares (or in the form of ADSs) convertible at any time from the 2025 Convertible Notes in the principal amount of US$150,000,000 from July 10, 2020 at the option of Alibaba.com Hong Kong Limited, the holder of such senior notes issued by us in June 2020, subject to the adjustment as provided under the 2025 Convertible Notes. We subsequently determined that, upon the aforesaid adjustment, a total of 24,715,957 Class A ordinary shares will be convertible from the 2025 Convertible Notes in the principal amount of US$150,000,000. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is a British Virgin Islands company wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 66% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2020 as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 9, 2020. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 66% equity interest in Cainiao Smart Logistics Network Limited. Alibaba.com Hong Kong Limited is a Hong Kong company wholly owned by Alibaba Group Holding Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.
(2)	The number of ordinary shares beneficially owned was reported in a Schedule 13G filed by the CR Entities and other reporting persons on February 14, 2019 and consists of (i) 25,778,872 Class A ordinary shares held by Florence Star Worldwide Limited, and (ii) 7,769,432 Class A ordinary shares held by Brackenhill Tower Limited. Florence Star Worldwide Limited and Brackenhill Tower Limited are collectively referred to as the CR Entities. Each of Florence Star Worldwide Limited and Brackenhill Tower Limited is a limited liability company established in the British Virgin Islands, and each of them has its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The CR Entities are special purpose vehicles of both China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., or the China Harvest Funds. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. Mark Qiu is a member of such board of directors and disclaims beneficial ownership in the aforesaid shares except to the extent of his pecuniary interest therein through his partnership interest in the China Harvest Funds.
(3)	The number of ordinary shares beneficially owned was reported in the Amendment No. 1 to Schedule 13G filed by The Goldman Sachs Group, Inc. and other reporting persons on February 9, 2021 and consists of an aggregate of 12,443,429 Class A ordinary shares owned by Broad Street Principal Investments, L.L.C., Bridge Street 2014, L.P., Stone Street 2014, L.P., MBD 2014, L.P., Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. (collectively, the “GS Stockholders”), and are owned, or may be deemed to, or to have been beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”). MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014, L.P. and MBD 2014 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of the other GS Investing Entities. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts and is the investment manager of the GS Stockholders. Each of the GS Group, Broad Street Principal Investments, L.L.C., MBD Advisors, L.L.C. and Bridge Street Opportunity Advisors, L.L.C. is a limited liability company incorporated in Delaware. Each of MBD 2014, L.P., Bridge Street 2014, L.P. and Stone Street 2014, L.P. is a Delaware limited partnership. Goldman Sachs is a limited liability company incorporated in New York. Each of Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. is a Cayman Islands limited partnership.

To our knowledge, as of February 28, 2021, 174,051,380 Class A ordinary shares or 71.2% of our outstanding Class A ordinary shares were held by seven record holders in the United States, including our ADS depositary bank, which held 166,025,244 Class A ordinary shares or 67.9% of our outstanding Class A ordinary shares (excluding 6,222,951 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 28, 2021, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

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

Offering of Convertible Senior Notes

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

Private Placement of Convertible Senior Notes

In June 2020, we completed a private placement of US$150 million aggregate principal amount of 4.5% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders. The notes will mature on June 3, 2025. Holders may convert their notes at their option into our Class A ordinary shares at an initial conversion price of approximately US$6.07 per ADS, which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

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

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management and express delivery services to Cainiao Network, and the related service fees amounted to RMB652.4 million, RMB814.9 million and RMB808.3 (US$123.9 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had balances of RMB197.5 million, RMB241.0 million and RMB232.1 million (US$35.6 million), respectively, due from Cainiao Network, which represent service fees payable to us.

Cainiao Network leased warehouses to us resulting in rental expense of RMB9.1 million, RMB9.9 million and RMB18.1 million (US$2.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Cainiao Network introduced customers to us and we incurred commission fees of RMB3.5 million, RMB0.2 million and nil to Cainiao Network for the years ended December 31, 2018, 2019 and 2020, respectively. Cainiao Network also paid on our behalf certain operating costs and provided us certain system services of RMB16.4 million, RMB9.9 million and RMB4.0 million (US$0.6 million) and provided us certain system services of nil, nil and RMB37.4 million (US$5.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had a balance of RMB6.1 million and RMB6.1 million (US$0.9 million), respectively, due to Cainiao Network, which represents rental expenses, commission fees and operating costs payable by us.

Alibaba Cloud Computing Co. Ltd., or Ali Cloud, an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of RMB4.8 million, RMB9.7 million and RMB14.9 million (US$2.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Ali Cloud also paid on our behalf certain operating costs of nil, nil and RMB2.8 million (US$0.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had a balance of RMB0.4 million and RMB0.008 million (US$0.001 million), respectively, due from Ali Cloud, which represents service fees prepaid to Ali Cloud; and we had a balance of RMB nil and RMB1.2 million (US$ 0.2 million), respectively, due to Ali Cloud, which represents service fees payable by us.

We provided express delivery service to Lazada Express Limited, or Lazada, an affiliate of Alibaba, and the related service fees amounted to nil, RMB10.7 million and RMB125.6 million (US$19.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, we had a balance of RMB5.3 million and RMB42.3 million (US$6.5 million), respectively, due from Lazada, which represents service fees payable to us.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(1)  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and

(2)  in addition, that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of our shares, debentures or other obligations, or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our common shares, are readily tradable on an established securities market in the U.S. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC, or the Treaty. In that case, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the U.S., and whether or not the shares are represented by ADSs. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2020. The determination of our PFIC status is made annually and depends significantly on the nature and composition of our income and assets, and the valuation of our assets, throughout the year. There is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the valuation of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●            the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

●            the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●            the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, (i) any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends” except the lower rate applicable to qualified dividend income would not apply.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your adjusted basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In late 2020, we received total payments of approximately US$3.3 million from Citibank, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program-related expenses, after deduction of applicable U.S. taxes, for the year 2020.

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

For the period from September 19, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we used approximately US$382 million of the net proceeds from our initial public offering to expand and optimize our express, freight and supply chain service network as well as for us to provide financing services to our ecosystem participants through BEST Capital. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) continued investments in our technology infrastructure and development of additional services and solutions, (ii) further expansion of our integrated logistics and supply chain service network, and (iii) general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-4 of this annual report.

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

	For the Years Ended
	December 31,
	2019	2020

	(In thousands of US dollars)
Audit Fees(1)	1,681	1,618
All Other Fees(2)	210	19
Total	1,891	1,637

(1)“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)“All Other Fees” represents transaction advisory services related to certain restructuring in each of the fiscal years listed for services rendered by our principal auditors associated with certain due diligence and advisory projects in 2020.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. The table below is a summary of the ADSs repurchased by us in 2020. All ADSs were repurchased in the open market pursuant to the 2019 Share Repurchase Program.

	Total Number		Total Number of ADSs	Approximate Dollar Value of
	of ADSs	Average Price	Purchased as Part of the	ADSs that May Yet Be
Period	Purchased	Paid Per ADS	Publicly Announced Plan	Purchased Under the Plan
March 1 – March 31, 2020	1,193,923	US$4.94	1,193,923	US$94,100,864
April 1 – April 30, 2020	5,500	US$5.00	5,500	US$94,073,372
May 1 – May 31, 2020	659,126	US$4.98	659,126	US$90,791,654
June 1 – June 30, 2020	1,994,476	US$4.62	1,994,476	US$81,577,440
July 1 – July 31, 2020	2,542,025	US$4.51	2,542,025	US$70,112,013
Total	6,395,050	US$4.67	6,395,050	US$70,112,013

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
4.18

Indenture, dated September 17, 2019, between the Registrant and Citicorp International Limited, as Trustee, relating to the issuance of the Registrant’s 1.75% Convertible Senior Notes due 2024 in the aggregate principal amount of US$200 million (incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.19

Loan Agreement between BEST Logistics Technology (China) Co., Ltd., Wei Chen and Lili He, dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.20

Exclusive Technical Services Agreement between Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.) and BEST Logistics Technology (China) Co., Ltd., dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.21

Equity Pledge Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.22

Shareholders’ Voting Rights Proxy Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Inc., BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.23

Exclusive Call Option Agreement concerning Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), among Wei Chen, Lili He, BEST Inc. BEST Logistics Technology (China) Co., Ltd. and Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST Information Technology Services Co., Ltd.), dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

*4.24

Convertible Note Purchase Agreement, dated May 28, 2020, between the Registrant, Alibaba.com Hong Kong Limited and Mr. Shao-Ning Johnny Chou, relating to the issuance of the Registrant’s 4.5% Convertible Senior Notes due 2025 in the aggregate principal amount of US$150 million.

*4.25

Convertible Note Instrument, dated June 3, 2020, between the Registrant and Alibaba.com Hong Kong Limited, relating to the issuance of the Registrant’s 4.5% Convertible Senior Notes due 2025 in the aggregate principal amount of US$150 million.

*4.26	Loan Agreement between BEST Store Network (Hangzhou) Co., Ltd., Wei Chen and Lili He, dated May 13, 2020 (English Translation).

*4.27	Exclusive Technical Services Agreement between Hangzhou Baijia Business Management Consulting Co., Ltd. and BEST Store Network (Hangzhou) Co., Ltd., dated May 13, 2020 (English Translation).

Exhibit Number	Description of Exhibits
*4.28

Equity Pledge Agreement concerning Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated May 13, 2020 (English Translation).

*4.29

Shareholders’ Voting Rights Proxy Agreement concerning Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc., BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated May 13, 2020 (English Translation).

*4.30

Exclusive Call Option Agreement concerning Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc. BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated May 13, 2020 (English Translation).

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
Date: April 16, 2021

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 16, 2021 expressed an unqualified opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective approach in the year ended December 31, 2019.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment for the Store+ reporting unit

Description of the Matter

Prior to the Store+ reporting unit being classified as held for sale and a discontinued operation, the goodwill allocated to the Store+ reporting unit was RMB201,668 thousand. As discussed in Note 2 of the consolidated financial statements, goodwill is tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. As the approval of the disposal plan to wind down and sell all components of its Store+ reporting unit was determined to be an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount, the Company performed an interim impairment test of goodwill for the Store+ reporting unit by estimating the fair value of the reporting unit based on an income approach and concluded no impairment existed at that date.

Auditing management’s goodwill impairment test for the Store+ reporting unit was complex and highly judgmental due to the significant estimation required by management in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the discount rate, revenue growth rates and operating margin used in the cash flow forecasts, which can be affected by expectations about future market or economic conditions, including the impact of COVID-19.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process, including management’s review of the significant assumptions used in estimating the fair value of the Store+ reporting unit.

To test the estimated fair value of the Store+ reporting unit, we performed procedures that included, among others, assessing the valuation methodology and testing the significant assumptions discussed above and the underlying data used by the Company in its quantitative assessment. We compared the revenue growth rates and operating margins used by management to current industry and economic trends and other relevant external data, including the impact of COVID-19, as well as to the changes in the Company’s strategic plans for the reporting unit. We assessed the historical accuracy of the Company’s estimated cash flow forecasts by comparing them with actual operating results. We involved our valuation specialists to assist in assessing the Company’s valuation methodologies and evaluating the discount rate by comparing it to an independently developed discount rate using observable market information. We recalculated the fair value of the Store+ reporting unit based on management’s significant assumptions and compared it to the carrying value. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the fair value of the reporting unit that would result from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 16, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BEST Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, BEST Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 16, 2021 expressed an unqualified opinion thereon.

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

April 16, 2021

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,985,413	1,383,317	212,003
Restricted cash		1,786,832	2,102,426	322,211
Accounts and notes receivables, net of allowance of RMB86,152 and RMB249,484 (US$38,235) as of December 31, 2019 and 2020, respectively	6	1,228,995	983,601	150,743
Inventories		106,483	44,133	6,764
Prepayments and other current assets	7	2,728,812	3,304,670	506,460
Short-term investments		1,057,598	268,647	41,172
Lease rental receivables	10	483,363	497,127	76,188
Assets held for sale	4	64,195	509,395	78,068
Amounts due from related parties	22	246,758	274,395	42,053
Total current assets		9,688,449	9,367,711	1,435,662
Non-current assets:
Property and equipment, net	8	2,924,404	4,079,235	625,170
Intangible assets, net	9	20,408	12,198	1,869
Goodwill	12	289,318	295,758	45,327
Long-term investments	11	230,855	221,426	33,935
Non-current deposits		118,629	129,645	19,869
Other non-current assets		346,645	543,949	83,364
Operating lease right-of-use assets	10	4,209,015	3,863,375	592,088
Lease rental receivables	10	993,260	647,678	99,261
Assets held for sale	4	496,173	—	—
Restricted cash		175,700	709,848	108,789
Total non-current assets		9,804,407	10,503,112	1,609,672
Total assets		19,492,856	19,870,823	3,045,334
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB5,967,835 and RMB6,959,968 (US$1,066,664) as of December 31, 2019 and 2020, respectively):

Short-term bank loans	13	2,510,500	3,082,537	472,419
Securitization debt	15	104,899	95,149	14,582
Accounts and notes payable		3,391,383	4,144,948	635,241
Accrued expenses and other liabilities	14	2,006,049	2,507,917	384,355
Customer advances and deposits and deferred revenue		1,488,630	1,526,051	233,878
Operating lease liabilities	10	975,475	1,032,461	158,232
Financing lease liabilities	10	1,363	1,581	242
Liabilities held for sale	4	74,242	193,432	29,645
Amounts due to related parties	22	9,769	35,623	5,459
Income tax payable	17	7,358	14,550	2,230
Total current liabilities		10,569,668	12,634,249	1,936,283

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,967,870 and RMB1,786,202 (US$273,746) as of December 31, 2019 and 2020, respectively):

Convertible senior notes held by related parties	16, 22	680,104	1,617,846	247,946
Convertible senior notes held by third parties	16	680,104	642,121	98,409
Operating lease liabilities	10	3,388,908	2,995,173	459,030
Financing lease liabilities	10	2,072	2,698	413
Long-term bank loan	13	—	78,548	12,038
Deferred tax liabilities	17	828	—	—
Liabilities held for sale	4	118,704	—	—
Other non-current liabilities		137,184	175,584	26,907
Total non-current liabilities		5,007,904	5,511,970	844,743
Total liabilities		15,577,572	18,146,219	2,781,026
Commitments and contingencies	25
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 1,858,134,053 shares authorized as of December 31, 2019 and 2020; 250,648,452 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	21	16,532	16,532	2,534
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 94,075,249 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	21	6,178	6,178	947
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 47,790,698 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	21	3,278	3,278	502
Treasury shares	21	—	(211,352)	(32,391)
Statutory reserves	21	7,865	8,038	1,232
Additional paid in capital		19,353,400	19,487,232	2,986,549
Accumulated deficit		(15,629,537)	(17,710,964)	(2,714,324)
Accumulated other comprehensive income	27	163,196	151,677	23,246
BEST Inc. shareholders’ equity		3,920,912	1,750,619	268,295
Non-controlling interests		(5,628)	(26,015)	(3,987)
Total shareholders’ equity		3,915,284	1,724,604	264,308
Total liabilities and shareholders’ equity		19,492,856	19,870,823	3,045,334

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenue from third parties
Express delivery		17,538,104	21,548,174	19,165,049	2,937,172
Freight delivery		4,102,610	5,224,355	5,156,551	790,276
Supply chain management		1,600,890	1,661,747	1,391,686	213,285
Global		162,012	319,602	616,934	94,549
UCargo		891,710	2,574,054	2,519,919	386,194
Capital		168,299	205,203	211,021	32,340
		24,463,625	31,533,135	29,061,160	4,453,816
Revenue from related parties
Express delivery	22	176,420	274,268	252,510	38,699
Supply chain management	22	475,932	534,012	520,637	79,791
Global	22	—	17,272	160,722	24,632
		652,352	825,552	933,869	143,122
Total revenue		25,115,977	32,358,687	29,995,029	4,596,938

Cost of revenue
Express delivery		(16,921,826)	(20,793,370)	(19,470,937)	(2,984,052)
Freight delivery		(3,946,032)	(4,934,937)	(5,063,236)	(775,975)
Supply chain management		(1,970,109)	(2,052,006)	(1,846,901)	(283,050)
Global		(167,053)	(371,404)	(875,733)	(134,212)
UCargo		(877,172)	(2,517,642)	(2,473,857)	(379,135)
Capital		(47,767)	(52,001)	(26,225)	(4,019)
Total cost of revenue		(23,929,959)	(30,721,360)	(29,756,889)	(4,560,443)

Gross profit		1,186,018	1,637,327	238,140	36,495
Selling expenses		(370,987)	(432,939)	(477,902)	(73,242)
General and administrative expenses		(886,638)	(932,718)	(1,262,232)	(193,446)
Research and development expenses		(184,581)	(204,234)	(191,417)	(29,336)
Total operating expenses		(1,442,206)	(1,569,891)	(1,931,551)	(296,024)

(Loss)/Income from operations		(256,188)	67,436	(1,693,411)	(259,529)
Interest income		102,821	95,440	74,727	11,452
Interest expense		(75,060)	(79,486)	(174,607)	(26,760)
Foreign exchange loss		(7,624)	(4,375)	(8,243)	(1,263)
Other income		168,363	145,853	165,346	25,340
Other expense		(28,602)	(31,784)	(24,576)	(3,766)
(Loss)/Income before income taxes and share of net loss of equity investees		(96,290)	193,084	(1,660,764)	(254,526)
Income tax expense	17	(10,500)	(20,027)	(22,124)	(3,391)
(Loss)/Income before share of net loss of equity investees		(106,790)	173,057	(1,682,888)	(257,917)
Share of net loss of equity investees		(456)	(355)	(180)	(28)
Net (loss)/Income from continuing operations		(107,246)	172,702	(1,683,068)	(257,945)
Net loss from discontinued operations, net of tax	4	(401,145)	(391,770)	(368,156)	(56,422)
Net loss		(508,391)	(219,068)	(2,051,224)	(314,367)
Net loss from continuing operations attributable to non-controlling interests		(403)	(16,652)	(25,716)	(3,941)
Net loss attributable to BEST Inc.		(507,988)	(202,416)	(2,025,508)	(310,426)
Net (loss)/earnings per Class A, Class B and Class C ordinary share:
Basic
Continuing operations	19	(0.28)	0.49	(4.28)	(0.66)
Discontinued operations	19	(1.04)	(1.01)	(0.95)	(0.14)
Diluted
Continuing operations	19	(0.28)	0.48	(4.28)	(0.66)
Discontinued operations	19	(1.04)	(1.01)	(0.95)	(0.14)
Basic net loss per share attributable to Class A, Class B and Class C ordinary shareholders	19	(1.32)	(0.52)	(5.23)	(0.80)
Diluted net loss per share attributable to Class A, Class B and Class C ordinary shareholders	19	(1.32)	(0.52)	(5.23)	(0.80)
Shares used in net (loss)/earnings per share computation:
Class A ordinary shares:
Basic	19	242,542,728	246,614,615	245,626,959
Diluted	19	384,408,675	388,480,562	387,492,906
Class B ordinary shares:
Basic	19	94,075,249	94,075,249	94,075,249
Diluted	19	94,075,249	94,075,249	94,075,249
Class C ordinary shares:
Basic	19	47,790,698	47,790,698	47,790,698
Diluted	19	47,790,698	47,790,698	47,790,698
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		111,590	39,273	(11,519)	(1,765)
Comprehensive income/(loss) from continuing operations		4,344	211,975	(1,694,587)	(259,710)
Comprehensive loss from discontinued operations	4	(401,145)	(391,770)	(368,156)	(56,422)
Comprehensive loss from continuing operations attributable to non-controlling interests		(403)	(16,652)	(25,716)	(3,941)
Comprehensive loss attributable to BEST Inc.		(396,398)	(163,143)	(2,037,027)	(312,191)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(508,391)	(219,068)	(2,051,224)	(314,367)
Less: Loss from discontinued operations, net of tax		(401,145)	(391,770)	(368,156)	(56,422)
(Loss)/Income from continuing operations		(107,246)	172,702	(1,683,068)	(257,945)
Adjustments to reconcile net loss to net cash generated from/(used in) operating activities:
Share of net loss of equity investees		456	355	180	28
Fair value change of equity investments without readily determinable fair values under the measurement alternative	11	(64,628)	(14,155)	(18,687)	(2,864)
Deferred income tax	17	(4,306)	2,187	(828)	(127)
Depreciation and amortization		441,314	476,101	515,002	78,928
Lease expense to reduce operating lease right-of -use assets		—	750,572	1,205,629	184,771
Share-based compensation	20	104,136	91,693	129,651	19,870
Accretion on secured bank borrowings and convertible senior notes held by third parties		—	15,942	47,084	7,216
Accretion on convertible senior notes held by related parties		—	1,818	7,876	1,207
Allowance for credit losses and inventory provision		59,715	115,179	171,046	26,214
Loss on disposal of property and equipment		12,345	7,851	74,587	11,432
Gain on disposal of long-term investments	11	—	(22)	(5,658)	(867)
Gain on disposal of a subsidiary	5	—	(4,040)	—	—
Foreign exchange loss		7,624	4,375	8,243	1,263
Changes in operating assets and liabilities:
Accounts and notes receivable		(415,463)	(275,277)	52,904	8,108
Inventories		4,760	12,244	3,631	556
Prepayment and other current assets		(284,450)	(410,405)	(388,010)	(59,461)
Amounts due from related parties		50,593	(106,904)	(41,038)	(6,289)
Non-current deposits		68,138	(40,779)	(10,650)	(1,632)
Other non-current assets		(8,284)	(69,911)	16,584	2,542
Lease rental receivables-interest portion		—	(6,738)	(5,648)	(866)
Accounts and notes payable		606,518	639,654	918,502	140,767
Income tax payable		4,102	992	7,192	1,102
Customer advances and deposits and deferred revenue		286,507	266,100	40,491	6,206
Accrued expenses and other liabilities		281,855	148,702	332,360	50,934
Amounts due to related parties		(64,093)	(15,900)	(20,226)	(3,100)
Other non-current liabilities		761	(493)	(145,166)	(22,248)
Operating lease liabilities		—	(630,617)	(1,200,795)	(184,030)
Net cash generated from continuing operating activities		980,354	1,131,226	11,188	1,715
Net cash used in discontinued operating activities		(343,150)	(278,393)	(242,423)	(37,153)
Net cash generated from/(used in) operating activities		637,204	852,833	(231,235)	(35,438)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(1,061,951)	(1,497,723)	(1,585,401)	(242,975)
Origination of lease rental and other financing receivables		(1,556,178)	(850,150)	(1,071,963)	(164,286)
Receipt of repayment on lease and other financing receivables— principal portion		309,403	697,380	876,230	134,288
Disposal of property and equipment and intangible assets		40,943	19,452	28,155	4,315
Cash paid for business acquisitions (net of cash acquired of RMB nil, RMB5,176 and RMB562 (US$86) for the years ended December 31, 2018, 2019 and 2020 respectively)	5	(26,218)	(29,661)	(12,628)	(1,934)
Acquisition of intangible assets		(1,235)	(4,711)	(2,089)	(320)
Disposal of long-term investments	11	—	450	26,896	4,122
Acquisition of long-term investments		(113,000)	(3,144)	—	—
Proceeds from disposal of a subsidiary		—	100	—	—
Proceeds from maturities of short-term investments		5,729,611	2,509,477	1,063,515	162,991
Purchase of short-term investments		(4,330,900)	(2,554,217)	(282,026)	(43,222)
Other investing activities, net		(189,698)	(205,727)	86,958	13,327
Net cash used in continuing investing activities		(1,199,223)	(1,918,474)	(872,353)	(133,694)
Net cash (used in)/generated from discontinued investing activities		(31,730)	5,992	(580)	(89)
Net cash used in investing activities		(1,230,953)	(1,912,482)	(872,933)	(133,783)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		2,409,800	2,997,596	3,098,516	474,869
Proceeds from long-term bank loans		—	—	75,838	11,623
Repayment of short-term bank loans		(2,211,184)	(2,034,586)	(2,341,900)	(358,912)
Proceeds from convertible bond held by related parties, net of issuance costs	16	—	687,677	1,061,421	162,670
Proceeds from convertible bond held by third parties, net of issuance costs	16	—	687,677	—	—
Purchase of capped calls	16	—	(159,138)	—	—
Proceeds from issuance of asset-backed securities to external investors, net of issuance costs	15	—	262,316	198,074	30,356
Principal repayment of borrowings from external investors	15	—	(157,417)	(210,991)	(32,336)
Borrowings for machinery and electronic equipment	14	—	94,000	160,000	24,521
Principal repayment of borrowings for machinery and electronic equipment loans		—	(14,470)	(71,917)	(11,022)
Proceeds from other financing activities	10	—	1,054	2,023	310
Principal repayment of financing lease liabilities	10	(5,459)	(1,215)	(1,179)	(181)
Contributions from non-controlling interest shareholders		2,446	8,318	—	—
Payment of deferred initial public offering costs		(9,836)	—	—	—
Proceeds from the exercise of share options		3,482	5,400	2,151	330
Repurchase of ordinary shares	21	—	—	(211,352)	(32,391)
Net cash generated from continuing financing activities		189,249	2,377,212	1,760,684	269,837
Net cash generated from/(used in)discontinued financing activities		367,900	(365,400)	(212,500)	(32,567)
Net cash generated from financing activities		557,149	2,011,812	1,548,184	237,270

Exchange rate effect on cash, cash equivalents and restricted cash		53,179	5,644	(192,110)	(29,442)

Net increase in cash, cash equivalents and restricted cash		16,579	957,807	251,906	38,607
Cash, cash equivalents and restricted cash at the beginning of the year		2,982,829	2,999,408	3,957,215	606,470
Cash, cash equivalents and restricted cash at the end of the year		2,999,408	3,957,215	4,209,121	645,077

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents		1,616,785	1,985,413	1,383,317	212,003

Restricted cash – current		1,278,326	1,786,832	2,102,426	322,211
Restricted cash – non-current		90,638	175,700	709,848	108,789
Cash and cash equivalents included in assets held for sale		13,659	9,270	13,530	2,074
Total cash, cash equivalents and restricted cash shown in the statement of cash flows		2,999,408	3,957,215	4,209,121	645,077

Supplemental disclosures of cash flow information:
Income taxes paid		4,595	16,249	15,760	2,415
Interest expense paid		74,611	68,846	102,682	15,737
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	14	252,265	128,457	322,663	49,450
Acquisition of property and equipment through financing leases		3,596	3,435	4,279	656
Purchase consideration for business acquisitions included in accrued expenses and other liabilities	14	12,335	11,095	1,749	268

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

					Accumulated
	Ordinary Shares (Note 21)		Additional		other		Non-	Total
	Number of		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	374,514,399	24,786	19,240,912	—	12,333	(14,886,214)	678	4,392,495
Cumulative effect of accounting change	—	—	—	—	—	(25,054)	—	(25,054)
Net loss for the year	—	—	—	—	—	(507,988)	(403)	(508,391)
Other comprehensive income	—	—	—	—	111,590	—	—	111,590
Appropriation to statutory reserves	—	—	—	3,771	—	(3,771)	—	—
Share-based compensation	—	—	109,107	—	—	—	—	109,107
Contributions from non-controlling interest shareholders	—	—	—	—	—	—	2,446	2,446
Acquisition of non-controlling interests	—	—	(167)	—	—	—	(678)	(845)
Newly deposited and issued to Citibank, N.A. (“Citi”) (Note 21)	18,000,000	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with shares held by Citi (Note 21)	(12,903,413)	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 21)	12,903,413	1,202	57,608	—	—	—	—	58,810
Balance as of December 31, 2018 in RMB	392,514,399	25,988	19,407,460	3,771	123,923	(15,423,027)	2,043	4,140,158

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

					Accumulated
	Ordinary Shares (Note 21)		Additional		other		Non-	Total
	Number of		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	392,514,399	25,988	19,407,460	3,771	123,923	(15,423,027)	2,043	4,140,158
Net loss for the year	—	—	—	—	—	(202,416)	(16,652)	(219,068)
Other comprehensive income	—	—	—	—	39,273	—	—	39,273
Appropriation to statutory reserves	—	—	—	4,094	—	(4,094)	—	—
Share-based compensation	—	—	98,504	—	—	—	—	98,504
Purchase of capped calls	—	—	(159,138)	—	—	—	—	(159,138)
Contributions from non-controlling interest shareholders	—	—	—	—	—	—	8,318	8,318
Acquisition of non-controlling interests	—	—	—	—	—	—	663	663
Settlement of exercised share options and vested restricted shares with shares held by Citi (Note 21)	(2,056,804)	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 21)	2,056,804	—	6,574	—	—	—	—	6,574
Balance as of December 31, 2019 in RMB	392,514,399	25,988	19,353,400	7,865	163,196	(15,629,537)	(5,628)	3,915,284

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

						Accumulated
	Ordinary Shares (Note 21)			Additional		other		Non-	Total
	Number of		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	shares	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	392,514,399	25,988	—	19,353,400	7,865	163,196	(15,629,537)	(5,628)	3,915,284
Cumulative effect of accounting change(Note 2)	—	—	—	—	—	—	(55,746)	(42)	(55,788)
Net loss for the year	—	—	—	—	—	—	(2,025,508)	(25,716)	(2,051,224)
Other comprehensive income	—	—	—	—	—	(11,519)	—	—	(11,519)
Appropriation to statutory reserves	—	—	—	—	173	—	(173)	—	—
Share-based compensation	—	—	—	138,201	—	—	—	—	138,201
Repurchase of ordinary shares (Note 21)	(6,395,050)	—	(211,352)	—	—	—	—	—	(211,352)
Contributions from non-controlling interest shareholders	—	—	—	(4,874)	—	—	—	5,071	197
Acquisition of non-controlling interests	—	—	—	—	—	—	—	300	300
Settlement of exercised share options and vested restricted shares with shares held by Citi (Note 21)	(2,869,291)	—	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares (Note 21)	2,869,291	—	—	505	—	—	—	—	505
Balance as of December 31, 2020 in RMB	386,119,349	25,988	(211,352)	19,487,232	8,038	151,677	(17,710,964)	(26,015)	1,724,604
Balance as of December 31, 2020 in US$	—	3,983	(32,391)	2,986,549	1,232	23,246	(2,714,324)	(3,987)	264,308

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION

The Company is a limited liability company incorporated in the Cayman Islands on March 3, 2008.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities (the “VIEs”) and VIEs’ subsidiaries, which are mainly located in the People’s Republic of China (the “PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries. The Company, its subsidiaries, VIEs and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, Store+ services, global logistic services, Ucargo services and capital services. The Group’s principal geographic market is in the PRC.

On September 20, 2017, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 21).

In November 2020, the Company approved a disposal plan to wind down its Dianjia.com services business by the end of December 31, 2020 and committed to a plan to sell its Wowo convenience stores (“Store+ disposal plan”) in order to increase focus on the Company’s core businesses. As a result, Store+ business related historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. See additional disclosures regarding the discontinued operation in Note 4 to the consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Details of the Company’s principal subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2020 are as follows:

	Place of		Percentage of
	incorporation,		equity interest
	registration and	Date of	attributable
Name of Company	business	incorporation/acquisition	to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation	British Virgin Islands	May 22, 2007	100%	Investment holding
(“BEST BVI”)	(“BVI”)
BEST Logistics Technologies Limited	Hong Kong	May 29, 2007	100%	Investment holding
(“BEST HK”)	(“HK”)
BEST Capital Inc (“BEST Capital”).	Cayman Islands	December 13, 2017	100%	Investment holding

BEST Capital Holding Limited	BVI	December 13, 2017	100%	Investment holding
(“BEST Capital BVI”)
BEST Store Network Limited (“Store Cayman”)	Cayman Islands	July 24, 2017	100%	Investment holding

BEST Store Network Holding Limited	BVI	November 13, 2018	100%	Investment holding
(“Store BVI”)
BEST Store Network Management Limited	HK	November 16, 2018	100%	Investment holding
(“Store HK”)
BEST Capital Management Limited	HK	December 20, 2017	100%	Investment holding
(“BEST Capital HK”)
BEST Logistics Technologies (China) Co., Ltd.	PRC	April 23, 2008	100%	Freight delivery and Supply chain
(“BEST China”)				management services
BEST Store Network (Hangzhou) Co., Ltd.	PRC	May16, 2013	100%	Store + services
(“BEST Store”)
Zhejiang BEST Technology Co., Ltd.	PRC	July 26, 2007	100%	Logistics technical services
(“BEST Technology”)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.	PRC	January 15, 2015	100%	Financial services
(“BEST Finance”)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.	PRC	May 22, 2015	100%	Supply chain
(“BEST Ningbo”)				management services
VIEs
Hangzhou BEST Network Technologies Co., Ltd.	PRC	August 22, 2007	Nil	Express delivery services
(“BEST Network”)
Hangzhou BEST Information Technology Services Co., Ltd. (“BEST Information Technology”)	PRC	October 23, 2019	Nil	Ucargo transportation services

Hangzhou Baijia Commercial consulting Co., Ltd	PRC	December 20, 2019	Nil	Convenience store operations
(“Hangzhou Baijia”)
VIE’s subsidiaries:
Sichuan Wowo Supermarket Chain Co., Ltd.	PRC	May 4, 2017	Nil	Convenience store operations
(“Wowo”)
Shanxi Wowo Supermarket Chain Co., Ltd.	PRC	October 15, 2018	Nil	Convenience store operations
(“Shanxi Wowo”)
BEST UCargo Technologies (Hangzhou) Co., Ltd	PRC	September 8, 2017	Nil	Ucargo transportation services
(“BEST Ucargo”)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

To comply with PRC laws and regulations which prohibit foreign investors invest in any domestic mail delivery services, the Group operates its express delivery services in the PRC through its VIEs. Despite the lack of technical majority ownership, BEST Technology has effective control of BEST Network through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between BEST Technology and BEST Network. The equity interests of BEST Network are legally held by PRC individuals (the ”nominee shareholders”). Through the Contractual Agreements, the nominee shareholders of BEST Network effectively assign all of their voting rights underlying their equity interests in BEST Network to BEST Technology. In addition, through the terms of the Contractual Agreements, BEST Technology demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of BEST Network. As a result of the Contractual Agreements, the Company has the power to direct the activities of BEST Network that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from BEST Network through BEST Technology. Therefore, the Company consolidates BEST Network in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, Consolidation: Overall.

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

Exclusive Technical Support and Service Agreement

Pursuant to the Exclusive Technical Support and Service Agreement between BEST Technology and BEST Network, BEST Technology has the exclusive right to provide services to BEST Network related to BEST Network’s business, including but not limited to the management, development and maintenance of software, databases and websites, training and recruitment of employees and other services required by BEST Network. In return, BEST Network agrees to pay a service fee that is based on a predetermined formula based on the financial performance of BEST Network. BEST Technology has the right to unilaterally adjust the service fee. The Exclusive Technical Support and Service Agreement is valid for 20 years and will be automatically renewed on an annual basis unless terminated by BEST Technology at its sole discretion, whereas under no circumstances may BEST Network terminate this agreement.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

To ensure that the cash flow requirements of BEST Network’s daily operations are met and/or to set off any losses that may be incurred, the Company is obliged, only to the extent permissible under PRC laws, to provide financial support to BEST Network, whether or not BEST Network actually incurs any such operational loss. The Company will not request repayment if BEST Network or its nominee shareholders are unable to do so. Without the Company’s prior consent, BEST Network and its nominee shareholders shall not enter into any material agreements outside of the ordinary course of business. The Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, BEST Technology or its designated party.

Proxy Agreement

Pursuant to the Proxy Agreement between BEST Technology, BEST Network and its nominee shareholders, each of BEST Network’s shareholders agreed to entrust all the rights to exercise their voting power to the person designated by BEST Technology. The nominee shareholders irrevocably authorize the person designated by BEST Technology as its attorney-in-fact (“AIF”) to exercise on such nominee shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in BEST Network. BEST Technology has the right to replace the authorized AIF at any time upon written notice but not consent from the other parties. The appointment of any individuals to exercise the powers and rights assigned pursuant to the Proxy Agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company. The Proxy Agreement is valid as long as the nominee shareholders remain shareholders of BEST Network. The nominee shareholders may not terminate the Proxy Agreement or revoke the appointment of the AIF without BEST Technology’s prior written consent.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement (continued)

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

Through the design of the Contractual Agreements, the nominee shareholders of BEST Network effectively assigned their full voting rights to the Company, which gives the Company the power to direct the activities that most significantly impact BEST Network’s economic performance. In addition, BEST Technology is entitled to substantially all of the economic benefits from BEST Network. The Company and BEST Technology, as a group of related parties, hold all of the variable interests of BEST Network. The Company has been determined to be most closely associated with BEST Network within the group of related parties. As a result of these Contractual Agreements, the Company is determined to be the primary beneficiary of BEST Network.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement (continued)

To comply with changes to PRC laws and regulations which prohibit foreign ownership of the equity interests in companies that engage in tobacco business, the Group effected a restructuring of its convenience store business. In April 2020, BEST Store, the nominee shareholders of Hangzhou Baijia and the Company signed a series of contractual arrangements (“Contractual Arrangements”), through which, the Company obtained the power to direct the activities of Hangzhou Baijia that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from and is also obligated to absorb the expected losses of Hangzhou Baijia through Best Store. The Contractual Agreements executed by Best Store, the nominee shareholders of Hangzhou Baijia and the Company have similar terms as those described above between BEST Technology, BEST Network and its nominee shareholders. As a result, the Company is the primary beneficiary of Hangzhou Baijia and consolidates the entity in accordance with ASC810-10. At the same time, Best Network transferred its equity interests in Wowo and Shanxi Wowo to Hangzhou Baijia. Best Store, together with Wowo and Shanxi Wowo, which constituted the former Store+ reporting unit, now reflected as discontinue operations (Note 4). As the restructuring transaction are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; and (ii) the Company, BEST Technology, BEST China and Best Store’s contractual arrangements with the respective VIEs and VIEs’ nominee shareholders are valid, binding and enforceable on all parties to these arrangements and do not violate current PRC laws or regulations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement (continued)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	610,189	265,500	40,689
Restricted cash	412,134	104,103	15,954
Accounts and notes receivables, net	224,705	213,851	32,774
Inventories	24,004	15,868	2,432
Prepayments and other current assets	1,415,859	1,924,356	294,921
Short-term investments	150,692	40,276	6,173
Amounts due from related parties	195,811	189,093	28,980
Assets held for sale	64,195	509,419	78,072
Total current assets	3,097,589	3,262,466	499,995
Non-current assets:
Property and equipment, net	2,258,215	3,334,139	510,978
Intangible assets, net	2,838	3,314	508
Goodwill	229,096	229,096	35,110
Non-current deposits	37,191	35,149	5,387
Other non-current assets	269	169	26
Operating lease right-of-use assets	2,051,547	2,003,301	307,019
Restricted cash	38,096	376,535	57,707
Assets held for sale	496,173	—	—
Total non-current assets	5,113,425	5,981,703	916,735
Total assets	8,211,014	9,244,169	1,416,730
LIABILITIES
Current liabilities:
Short-term bank loans	819,000	954,250	146,245
Accounts and notes payable	2,071,644	2,696,142	413,203
Accrued expenses and other liabilities	1,183,998	1,255,516	192,417
Customer advances and deposits and deferred revenue	1,277,064	1,254,966	192,333
Operating lease liabilities	434,067	508,829	77,981
Amounts due to related parties	2,631,540	3,773,795	578,359
Income tax payable	—	4	—
Liabilities held for sale	74,242	193,432	29,645
Total current liabilities	8,491,555	10,636,934	1,630,183
Long-term bank loan	—	961	147
Operating lease liabilities	1,716,027	1,610,698	246,850
Deferred tax liabilities	102	102	16
Other non-current liabilities	133,037	174,441	26,733
Liabilities held for sale	118,704	—	—
Total non-current liabilities	1,967,870	1,786,202	273,746
Total liabilities	10,459,425	12,423,136	1,903,929

The revenue-producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment, express delivery software and consumer goods to be sold in convenience store operations. The VIEs contributed an aggregate of 71%, 69% and 73% of the Group’s consolidated revenue for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement (continued)

As of December 31, 2019 and 2020, RMB450,230 and RMB480,638 (US$73,661) of the VIEs’ restricted cash was pledged for notes payable, short-term loans and long-term loans, respectively, RMB61,488 and RMB69,675 (US$10,678) of the VIEs’ property and equipment was pledged for borrowings from third parties, respectively.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIEs are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Revenue from continuing operations	17,870,056	22,332,789	21,846,838	3,348,174
Revenue from discontinued operations	592,378	715,106	636,600	97,563
Total revenue	18,462,434	23,047,895	22,483,438	3,445,737

Net income/(loss) from continuing operations	142,063	97,916	(869,592)	(133,271)
Net loss from discontinued operations	(25,174)	(51,212)	(66,250)	(10,153)

Net cash generated from/(used in) continuing operating activities	801,640	1,006,301	(65,529)	(10,043)
Net cash generated from/(used in) discontinued operating activities	26,743	(3,770)	381	58
Net cash used in continuing investing activities	(804,205)	(1,289,195)	(1,166,284)	(178,741)
Net cash used in discontinued investing activities	(16,285)	(4,758)	(735)	(113)
Net cash generated from continuing financing activities	165,376	1,030,277	917,146	140,559
Net cash generated from discontinued financing activities	—	—	5,000	766

In June 2019 and September 2020, BEST Finance transferred certain lease rental and other financing receivables to a securitization vehicle through Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “Plans”), respectively. The Group acts as the servicer of the Plans by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plans through holding the subordinated tranche of asset-backed debt securities and the guarantee provided, from which the Group has the obligation to absorb losses of the Plan that could potentially be significant to the Plans.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Proxy Agreement (continued)

Accordingly, the Group is considered the primary beneficiary of the Plans and has consolidated the Plans’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

	As at December 31,	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties	157,345	301,914	46,271
Total current assets	157,345	301,914	46,271
Restricted cash	40,000	90,000	13,793
Amounts due from related parties	140,000	230,000	35,249
Total non-current assets	180,000	320,000	49,042
Total assets	337,345	621,914	95,313

Securitization debt	107,820	96,829	14,840
Amounts due to related parties	49,525	205,085	31,431
Total current liabilities	157,345	301,914	46,271
Amounts due to related parties	180,000	320,000	49,042
Total non-current liabilities	180,000	320,000	49,042
Total liabilities	337,345	621,914	95,313

	As at December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	(297,345)	(234,569)	(35,949)
Net cash generated from financing activities	—	337,345	284,569	43,612

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated on consolidation.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liquidity and Going Concern

As reflected in the Group’s financial statements, for the year ended December 31, 2020, the Group has incurred net losses from continuing operations of RMB1,638,068 (US$257,945) and generated positive cash flows from continuing operating activities of RMB11,188 (US$1,715), which was much lower than the positive cash flows generated from continuing operating activities for the year ended December 31, 2019, due the negative impact of COVID-19 in the first quarter of 2020 and intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices the Group can charge for its express and freight delivery services. As of December 31, 2020, the Group had a total cash position of RMB3,754,390 (US$575,386) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB3,266,538 (US$500,621) and an accumulated deficit of RMB17,710,964 (US$2,714,324) which included accumulated losses from operations of RMB8,217,157 (US$1,259,334) and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to the Group’s initial public offering of RMB9,493,807 (US$1,454,990).

These adverse conditions indicate there is substantial doubt about the Group’s ability to continue as a going concern. Management has developed the following plans to improve these conditions: (i) implement various measures in its strategic refocusing plan which includes execution of the wind-down plan for the Store+ segment from late 2020 and suspension of the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future; (ii) realign its businesses to adapt to the evolving competitive market conditions and execute additional measures to manage and reduce its costs and expenditures to better improve operating cash flows; and (iii) seek other strategic alternatives in certain business segments or raise additional financing in the near term. There is uncertainty surrounding the Group’s ability to successfully execute its strategic refocusing plan and generate sufficient operating cashflows in the current environment due to the unpredictability of the continued impact of the COVID-19 outbreak to the PRC and global economy and the duration of the current price war in the express delivery services segment. Further, as described in Note 28, subsequent to December 31, 2020, the Group secured borrowings of RMB465,661 (US$71,366) through the securitization of certain financing receivables pertaining to its BEST Capital business and about RMB578,136 (US$88,603) of short-term bank loans maturing in one year, which allows the Group to reinforce its refocusing plan and enhance liquidity. Although the Group has achieved encouraging initial results from the execution of its strategic refocusing plan and reduced its costs and expenditures in the first quarter of 2021 for certain business segments, if the Group is unsuccessful in its efforts or is unable to seek other strategic alternatives or raise additional financing in the near term, the Group may be required to significantly reduce or scale back its operations. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Group be unable to continue as a going concern.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for credit losses, the estimated fair value less costs to sell for assets and liabilities of a business or asset group held for sale, cashflow projections used by the Group in its going concern assessment, fair value measurements of equity instruments without readily determinable fair values, incremental borrowing rates for operating lease liabilities, standalone selling prices related to lease and non-lease components in the Company’s lease arrangements, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Assets held for sale

A long-lived asset (or disposal group) to be disposed of by sale (including an asset group considered a component of an entity) is considered held for sale when all of the following criteria for a qualifying plan of sale are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;
●	The asset or disposal group is available for immediate sale (i.e., a seller currently has the intent and ability to transfer the asset (group) to a buyer) in its present condition, subject only to conditions that are usual and customary for sales of such assets or disposal groups;
●	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

●	The sale of the asset or disposal group is probable (i.e., likely to occur) and the transfer is expected to qualify for recognition as a completed sale within one year;
●	The long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
●	Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn.

The Group initially measures the assets and liabilities of a business or asset group that are held for sale at the lower of their carrying amount or fair value less costs to sell. A loss is recognized for any initial adjustment of the disposal group’s carrying amount to its fair value less costs to sell in the period the held for sale criteria are met. Long-lived assets are not depreciated/amortized while they are classified as held for sale. The Group continues to accrue interest and other expenses attributable to the liabilities of a disposal group classified as held for sale.

The fair value less costs to sell of the asset or disposal group is assessed each reporting period it remains classified as held for sale and subsequent changes in fair value less costs to sell (increases or decreases) are reported as an adjustment to it carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the asset or disposal group at the time it was initially classified as held for sale.

The Group presents assets and liabilities as held for sale in the period that a disposal group meets the held for sale criteria and for all prior periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Discontinued operations

The Group classifies the results of a component (or group of components) to be disposed (“disposal group”) as a discontinued operation when the disposal group meets the held for sale criteria, is disposed of by sale or is disposed of other than by sale (e.g. abandonment) and when the disposal group represents a strategic shift that has, or will have, a major effect on the Group’s operations and its financial results.

The Group reports the operating results and cash flows related to the disposal group as discontinued operations for all periods presented in the consolidated statements of comprehensive loss and consolidated statements of cash flows, respectively.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5250 per US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company’s subsidiaries located outside the PRC is determined based on the criteria of ASC Topic 830, Foreign Currency Matters. The Company’s subsidiaries, VIEs and VIEs’ subsidies located in the PRC determined their functional currency to be Renminbi (the “RMB”). The Company uses the RMB as its reporting currency.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

The Group’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable, short-term loans and long-term loans; (b) security deposits required by the Group’s operating leases for sortation centers and warehouses; and (c) deposits held in a designated bank account of the Plans which can only be utilized for repayment of Plans when there is default of the underlying lease rental and other financing receivables (Note 15). As of December 31, 2019 and December 31,2020, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB135,663 and RMB847,326 (US$129,858), respectively. The restricted cash related to deposits held in designated bank accounts as pledged security of short-term loans and long-term loans are disclosed in Note 13.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed or floating rates based on daily bank deposit rates with maturities ranging from three months to one year.

Adoption of ASU 2016-13

On January 1,2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost. The adoption of the guidance resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB55,788 (US$8,550), including the allowance for credit losses for accounts receivables, lease rental receivables, prepayment and other current assets, and contract assets .

Accounts receivable and notes receivable, and allowance for credit losses

Prior to the Company’s adoption of ASU 2016-13, accounts and notes receivable are carried at net realizable value. An allowance for credit losses is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable and notes receivable, and allowance for credit losses (continued)

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss.The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts and notes receivable are written off after all collection efforts have ceased.

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

Change in estimated useful lives of certain machinery and electronic equipment

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

The effect of this change in estimate reduced depreciation expense, net loss, basic loss per share and diluted loss per share by RMB94,984, RMB94,984, RMB0.24 and RMB0.24, respectively in 2019.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines the discount rates to be used based on the risk inherent in the related entity’s current business model and industry comparisons.

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350 20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

The Group has determined it has six reporting units (that also represent operating segments) in 2020, which excludes the former Store+ reporting unit which is reported as discontinue operations in the consolidated statements of comprehensive loss and the corresponding goodwill allocated to the Store+ reporting unit is classified as assets held for sale on the consolidated balance sheets (Note 4). Goodwill was allocated to four reporting units, including the Store+ reporting unit as of December 31, 2019 while the goodwill is allocated to three reporting units as of December 31, 2020, respectively (Note 12). The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required.

The Group adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test from January 1, 2020. The adoption of this standard does not have impact on the Group’s consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

Prior to the adoption of ASU 2017-04, the Group performs two-step quantitative impairment test. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses. Subsequent to the adoption of ASU 2017-04, the quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have weighted average estimated useful lives from the date of purchase as follows:

Category	Estimated Useful Life
Customer relationships	3.89 years
Software	3.50 years
Domain name	10 years
Brand name	20 years
Others	2.23 years

Impairment of long-lived assets held for use other than goodwill

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

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

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivables, certain other current assets, short-term investments, due from related parties, long-term investments, certain other non-current assets, accounts and notes payable, short-term bank loans, long-term bank loans, securitization debt, convertible senior notes and amounts due to related parties, certain other current liabilities and certain other non-current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of other non-current financial assets, long-term bank loans, convertible senior notes and other non-current financial liabilities approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

The Group adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2020 and the adoption of this standard did not have any material impact on the Group’s consolidated financial statements.

Inventories

Inventories are comprised of finished goods. The Group’s finished goods consists of low value consumables used in performing express delivery services, freight delivery services and supply chain management services such as handheld terminals, packing materials and uniforms emblazoned with the logo “BEST” (“accessories”). Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost of accessories are accounted for using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to the slow-moving merchandise and damaged goods. Write-downs are recorded in cost of revenue in the consolidated statements of comprehensive loss.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

The Group’s revenue recognition policies are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

Supply chain management services

The Group provide warehouse management, order fulfillment services and transportation services to its offline and online enterprise customers (“enterprise customers”). The Group enters into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through its self-operated order fulfillment centers and also enters into transportation services agreements to provide transportation services. The majority of these contracts having an effective term of one year. Order fulfillment services revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

Store+ services (now reflected as discontinued operations)

The Group recognizes revenue upon the delivery of the consumer goods to its convenience store membership customers. For the Group’s self-operated convenience stores, revenue recognized upon the sales of merchandise to end consumers. The Group is the principal to the transaction for the sales of customer goods and merchandise and revenue from these transactions are recognized on a gross basis. Transfer of control occurs at a point in time once delivery has been completed as the Group has transferred control of the promised goods to the customer. Generally, customers are billed upon delivery of the consumer goods while convenience store customers make payment upon checkout of merchandise.

Global logistics services

The Group provides international logistic services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination services and express delivery services. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

Capital services

The Group serves as a financing platform to provide tailored financing solutions to BEST’s ecosystem participants, such as fleet and equipment financing lease service and factoring services. Revenue generated from provision of capital services primarily consists of Interest income on lease rental and other financing receivables, which is recognized as revenue using the effective interest rate method.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Ucargo services

The Group services as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The Group is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

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

Contract assets represent unbilled amounts resulting from provision of transportation services as the Group has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of December 31, 2019 and 2020.

Contract liabilities are included in “Customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheets. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. The Group classifies contract liabilities as current based on the timing of when the Group expects to recognize revenue, which typically occurs within a week after period-end.

The balances of contract liabilities arising from contracts with customers as of December 31, 2019 and 2020 were as follows:

	Balance at	Balance at	Balance at
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

Contract liabilities	871,833	871,267	133,528

Revenue recognized in the years ended December 31, 2018, 2019 and 2020 that was included in the contract liability balance at the beginning of the period was RMB484,388, RMB588,181 and RMB773,912 (US$ 118,607). This revenue was driven primarily by express and freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract such as commissions incurred with obtaining a contract, the Group capitalizes the incremental contract costs and amortizes the capitalized contract costs using a straight-line basis over the term of the contract. The capitalized contract costs as of December 31, 2019 and 2020 and the related amortization for the years ended December 31, 2018, 2019 and 2020 was insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transfer of financial assets

The Group accounts for transfers of financial assets in accordance with ASC 860, Transfers and Servicing (“ASC 860”). For a transfer of financial assets considered as a sale, the assets would be removed from the Group’s consolidated balance sheets. If the conditions for a sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing and the assets remain on the consolidated balance sheet while the sale proceeds are recognized as a liability.

Pursuant to ASC 860, the issuance of debt securities securitized by the Group’s lease rental and other financing receivables arising from its financing lease business (Note 15) and the factoring of intercompany note receivables to domestic banks (Note 13) do not constitute a sale of the underlying financial assets for accounting purposes due to the recourse obligations retained by the Group. Therefore, these transactions are accounted for as secured borrowings on the consolidated balance sheets and the financial assets are not derecognized.

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

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2018, 2019 and 2020, advertising expenses were RMB18,857, RMB34,888 and RMB54,970 (US$8,425), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

The new standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from sales-type and direct financing leases as an investing cash inflow. For the year ended December 31, 2020, total cash originations and cash receipts from sales-type and direct financing leases were RMB91,341 (US$13,999) and RMB380,187 (US$58,266), respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale-leaseback transactions as Lessor

When the Group enters into sale-leaseback transactions as lessor, it assesses whether a contract exists and whether the seller-lessee satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the seller-lessee transfers the control of the leased asset to the Group, it accounts for the purchase of the leased asset in accordance with ASC360. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to the Group, it is a failed sales-leaseback transaction which is accounted for as a financing. The Group does not recognize the transferred asset and records the amounts paid as other financing receivables for which the current portion is included in “Prepayments and other current assets” and the non-current portion is included in “Other non-current assets” in the Group’s consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financing lease and operating lease as Lessee (continued)

Financing lease are included in “Property and equipment” and “Financing lease liabilities” on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating lease ROU assets and operating lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

Sale-leaseback transactions as Lessee

When the Group enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether the it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Group transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Group does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Group does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Accrued expenses and other liabilities” and the non-current portion is included in “Other non-current liabilities” in the Group’s consolidated balance sheets.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and depreciation of property and equipment. The Group expenses research and development costs as they are incurred, except for capitalized system development costs in the development phase that fulfill the capitalization criteria and amortizes the capitalized costs over their estimated useful lives. The amount of research and development expenses qualified for capitalization during the year ended December 31, 2018, 2019 and 2020 was insignificant.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

Share-based compensation

Awards granted to employees and non-employees

The Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, the Group has elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. For awards with performance and service conditions, the Group uses the accelerated method for awards granted with graded vesting. The Group accounts for forfeitures as they occur.

The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Class A, Class B and Class C ordinary shares are participating securities. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion (Note 21). In accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A, Class B and Class C ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share (continued)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Group’s convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of the share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer and each of its major service lines is a discrete operating and reportable segment. There was a change to the Group’s disclosure for reportable segments in 2020 which is further disclosed in Note 23.

Impact of COVID-19

During the year ended December 31, 2020, the Company’s operations has been affected by the COVID-19 pandemic. The Company’s express revenues declined compared to the prior period mainly caused by the lower productivity from late January to early March caused by the restriction of the transportation in domestic. The Company has also provided additional credit losses for accounts receivable and scrutinized its cashflow forecasts and forward-looking estimates when assessing the recoverability of long-lived assets and goodwill for the year ended December 31, 2020, due to the impact of COVID-19 and other factors.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments, long-lived assets and goodwill subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

Recent accounting pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2021 including interim periods within the fiscal year. Early adoption is permitted. The Company is still evaluating the impact of this standard on its consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In June 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the new guidance simplifies an issuer’s accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, more convertible instruments will be reported as single units of account. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company is still evaluating the impact of this standard on its consolidated financial statements.

3.   CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and lease rental and other financing receivables. As of December 31, 2019, and 2020, RMB3,775,790 and RMB3,393,638 (US$ 520,098), respectively, of the Group’s cash and cash equivalents and restricted cash were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

The Group is exposed to default risk on its lease rental and other financing receivables amounting to RMB2,136,847 and RMB2,331,109 (US$357,258) as of December 31, 2019 and 2020. The Group regularly reviews the creditworthiness and lease rental and other financing receivables are fully collateralized by assets the Group can repossess in the event of default. The Group assesses the allowance for credit losses related to lease rental and other financing receivables on a quarterly basis, either on an individual or collective basis. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.   CONCENTRATION OF RISKS (CONTINUED)

Business, customer, political, social and economic risks (continued)

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

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2018, 2019 and 2020.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was depreciation of 5.0% and 1.6% in the years ended December 31, 2018 and 2019 and appreciation of 6.5% in the years ended December 31, 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   DISCONTINUED OPERATIONS

In November 2020, the Company approved a disposal plan to wind down its Dianjia.com services business by the end of December 31, 2020 and committed to a plan to sell its Wowo convenience stores (“Store+ disposal plan”) in order to increase focus on the Company’s core businesses. All of the components of the Store+ segment are reported as discontinued operations in the consolidated statements of comprehensive loss for the current year and all comparative periods in accordance with ASC 210-05, Discontinued Operations as the disposal plan of the Store+ segment represented a strategic shift that had a major effect on the Group’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the Store+ disposal group are reflected as held for sale in the consolidated balance sheets at December 31, 2019 and 2020. The numbers in all of the relevant footnote disclosures are also adjusted for the current year and comparative periods. No loss was recognized on the initial measurement of the disposal group as held for sale.

The approval of the Store+ disposal plan was determined to be an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount and the Company performed an interim impairment test of goodwill for the Store+ reporting unit by estimating the fair value of the reporting unit based on an income approach, which is sensitive to significant assumptions such as discount rate, revenue growth rates and operating margins. As the fair value of the Store+ reporting unit exceeded its carrying value, management concluded that goodwill was not impaired.

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Company’s consolidated financial statements:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Cash and cash equivalents	9,270	13,530	2,074
Accounts receivable, net	88	—	—
Inventories	33,523	34,015	5,213
Prepayments and other current assets	21,314	21,559	3,304
Property and equipment, net	—	11,699	1,793
Intangible assets, net	—	95,234	14,595
Goodwill	—	201,668	30,907
Operating lease right-of-use assets	—	126,937	19,454
Non-current deposits	—	4,753	728
Total current assets classified as held for sale	64,195	509,395	78,068
Property and equipment, net	14,975	—	—
Intangible assets, net	101,179	—	—
Goodwill	201,668	—	—
Operating Lease right-of-use assets	169,789	—	—
Non-current Deposits	8,562	—	—
Total non-current assets classified as held for sale	496,173	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   DISCONTINUED OPERATIONS (CONTINUED)

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Accounts and notes payable	—	40,460	6,202
Customer advances and deposits and deferred revenue	880	1,515	232
Accrued expenses and other liabilities	13,585	18,142	2,780
Operating lease liabilities	59,777	109,822	16,831
Deferred tax liabilities	—	23,493	3,600
Total current liabilities classified as held for sale	74,242	193,432	29,645
Operating lease liabilities	93,726	—	—
Deferred tax liabilities	24,978	—	—
Total non-current liabilities classified as held for sale	118,704	—	—

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue	2,845,002	2,817,202	2,200,559	337,250
Cost of revenue	(2,589,883)	(2,495,503)	(1,918,462)	(294,018)
Gross profit	255,119	321,699	282,097	43,232
Selling expenses	(522,872)	(498,975)	(444,845)	(68,175)
General and administrative expenses	(134,033)	(176,827)	(171,454)	(26,276)
Research and development expenses	—	(39,158)	(32,319)	(4,953)
Total operating expenses	(656,905)	(714,960)	(648,618)	(99,404)
Loss from discontinued operations	(401,786)	(393,261)	(366,521)	(56,172)
Foreign exchange gain/(loss)	1,091	(2,045)	(3,715)	(569)
Other income	3,007	6,452	4,511	691
Other expense	(2,070)	(4,653)	(3,916)	(600)
Loss before income taxes	(399,758)	(393,507)	(369,641)	(56,650)
Income tax expense	(1,387)	1,737	1,485	228
Net loss from discontinued operations	(401,145)	(391,770)	(368,156)	(56,422)

5.   BUSINESS COMBINATIONS

On May 4, 2017, the Group acquired a 79.17% equity interest in Chengdu Yidanshi Food Co. Ltd (“YDS”), and YDS became a subsidiary of the Group. On March 14, 2018, the Group acquired the remaining non-controlling interest of YDS and became the sole shareholder of YDS for a total cash consideration of RMB845. The acquisition of the non-controlling interest by the Group was accounted for as an equity transaction.

On December 2, 2019, the Group disposed all of their equity interests in YDS and recognized a gain on disposal of its subsidiary of RMB4,040 which was recorded in “Other income” in the consolidated statement of comprehensive loss.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

5.   BUSINESS COMBINATIONS (CONTINUED)

During the year ended December 31, 2018, the Group completed an acquisition of a convenience store operation to complement its existing businesses and achieve synergies in its former Store+ reportable segment. The purchase consideration was not significant. Results of the acquired business have been included in the Group’s consolidated financial statements since the acquisition date. Goodwill recognized in 2018 represents the expected synergies from integrating the convenience store operations and is not tax deductible.

During the year ended December 31, 2019 and 2020, the Group completed multiple acquisitions of global logistics service operations to complement its existing businesses and achieve synergies in southeast Asia. The purchase consideration was not significant. Results of the acquired business have been included in the Group’s consolidated financial statements since the acquisition date. Goodwill recognized in 2019 and 2020 represents the expected synergies from integrating the global logistics service and is not tax deductible.

The actual results of operations after the acquisition date and pro-forma results of operations for these acquisitions have not been presented because the effects of these acquisitions were insignificant.

6.   ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	1,287,144	1,184,339	181,507
Notes receivable	28,003	48,746	7,471
Allowance for credit losses	(86,152)	(249,484)	(38,235)
Accounts and notes receivable, net	1,228,995	983,601	150,743

The movements in the allowance for credit losses were as follows:

	As at December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance at beginning of the year	(5,794)	(25,105)	(86,152)	(13,203)
Adoption of ASU 2016-13	—	—	(43,724)	(6,701)
Additions	(60,183)	(105,984)	(159,083)	(24,381)
Write-offs	40,872	44,937	39,475	6,050
Balance at end of the year	(25,105)	(86,152)	(249,484)	(38,235)

7.   PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2019, and 2020, VAT prepayments amounting to RMB1,065,031 and RMB1,325,624 (US$203,161), respectively, are included in prepayments and other current assets. The effect of adopting ASU 2016-13 was RMB3,793 (US$545) to the opening balance of prepayments and other current assets.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

8.   PROPERTY AND EQUIPMENT, NET

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Machinery and electronic equipment	2,555,217	3,390,586	519,630
Leasehold improvements	1,176,201	1,331,472	204,057
Motor vehicles	4,952	121,072	18,555
Construction in progress	725,147	946,721	145,091
	4,461,517	5,789,851	887,333
Less: accumulated depreciation	(1,537,113)	(1,710,616)	(262,163)
	2,924,404	4,079,235	625,170

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB30,462 and RMB22,566, respectively, as of December 31, 2019 and RMB32,314 (US$ 4,952) and RMB25,914 (US$ 3,971), respectively, as of December 31, 2020. Future minimum lease payments are disclosed in Note 10. Depreciation expense of property and equipment, including assets under financing leases, was RMB426,450, RMB456,382 and RMB502,183 (US$76,963) for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the balances of construction in progress were RMB725,147 and RMB946,721 (US$145,091), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipment.

9.   INTANGIBLE ASSETS, NET

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,601
Software	61,870	64,883	9,942
	72,319	75,332	11,543
Less: accumulated amortization	(51,911)	(63,134)	(9,674)
	20,408	12,198	1,869

Amortization expense of intangible assets was RMB14,864, RMB19,719 and RMB12,819 (US$1,965) for the years ended December 31, 2018, 2019 and 2020, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	USD
2021	6,241	957
2022	2,476	380
2023	1,001	153
2024	447	68
2025	448	69
	10,613	1,627

No impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

The net investment in direct financing and sales-type leases are presented as “Lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Current assets:
Direct financing leases	402,633	369,147	56,574
Sales-type leases	80,730	127,980	19,614
	483,363	497,127	76,188
Non-current assets:
Direct financing leases	775,420	344,425	52,785
Sales-type leases	217,840	303,253	46,476
	993,260	647,678	99,261
Total	1,476,623	1,144,805	175,449

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

The net investment in direct financing and sales-type leases consisted of:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$

Total minimum lease payments receivable	1,693,161	1,296,869	198,754
Less: Executory costs	—	—	—
Minimum lease payments receivable	1,693,161	1,296,869	198,754
Less: Allowance for credit losses	(11,014)	(14,296)	(2,191)
Net minimum lease payments receivable	1,682,147	1,282,573	196,563
Unguaranteed residuals	—	—	—
Less: Unearned income	(205,524)	(137,768)	(21,114)
Net investment in financing leases	1,476,623	1,144,805	175,449
Current portion	483,363	497,127	76,188
Non-current portion	993,260	647,678	99,261

For the years ended December 31, 2018, 2019 and 2020, the Group recorded RMB94,172, RMB106,040 and RMB85,285 (US$13,071) of interest income from direct financing and sales-type leases as a lessor in “Revenue - Capital” on its consolidated statements of comprehensive loss.

Losses incurred with respect to default on lease receivables were insignificant for all periods presented. As of December 31, 2019 and 2020, the allowance for credit losses recorded against lease rental receivables were RMB11,014 and RMB14,296 (US$2,191), respectively. Accordingly, risk of default with respect to these receivables is remote. The effect of adopting ASU 2016-13 was RMB5,065 (US$776) to the opening balance of lease rental receivables.

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the December 31, 2020 are as follows:

	As at December 31
	2020
	RMB	US$
For the year ending December 31, 2021	464,432	71,179
For the year ending December 31, 2022	457,386	70,097
For the year ending December 31, 2023	195,797	30,007
For the year ending December 31, 2024	101,447	15,547
For the year ending December 31, 2025	46,974	7,199
Thereafter	16,537	2,534
Total minimum lease payments	1,282,573	196,563
Unearned income	(137,768)	(21,114)
Net investment in direct financing and sales-type leases	1,144,805	175,449

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES (CONTINUED)

Failed sale-leaseback transactions as buyer-lessor

The Group has certain failed sales-leaseback transactions of certain motor vehicles and logistic equipment in which the Group acts as buyer-lessor but the seller-lessee does not transfer the control of the leased asset to the Group. The internal rate of return is used in the computation of interest income which is recorded in “Revenue - Capital” in the Group’s consolidated statement of comprehensive loss and was insignificant for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019, and 2020, the Group recorded RMB357,191 and RMB695,543 (US$ 106,597) under “Prepayments and other current assets”, respectively, RMB303,033 and RMB490,761 (US$75,212) under “Other non-current assets”, respectively. Prior year’s comparative figures of RMB167,549 and RMB84,516 under “Lease rental receivables” and “Lease rental receivables non-current” respectively as of December 31, 2019 have been reclassified to “Prepayments and other current assets and “Other non-current assets” of RMB167,549 and RMB84,516 respectively to conform to the current year’s presentation.

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

	For the years ended December 31
	2019	2020	2020
	RMB	RMB	US$
Operating lease cost	1,194,534	1,276,501	195,632
Short-term lease cost	124,269	162,342	24,880
Financing lease cost:
Amortization of ROU assets	3,390	3,355	514
Interest	304	245	38

Total lease cost	1,322,497	1,442,443	221,064

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES (CONTINUED)

Financing and operating leases as Lessee (continued)

	For the years ended December 31
	2019	2020	2020
Other information	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,191,587	1,429,951	219,150
Operating cash flows from financing leases	304	245	38
Financing cash flows from financing leases	1,215	1,179	181
ROU assets obtained in exchange for new operating lease liabilities	1,512,448	908,441	139,225
ROU obtained in exchange for new finance lease liabilities	1,054	2,023	310
Weighted-average remaining lease term (in years):
Operating leases	5.41	3.94
Financing leases	2.75	3.25
Weighted-average discount rate:
Operating leases	7.74%	7.64%
Financing leases	7.38%	5.19%

For the year ended December 31, 2019, total lease costs of RMB1,269,946, RMB15,575,and RMB33,282 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2020, total lease costs of RMB1,382,741 (US$211,914), RMB13,220 (US$2,026), and RMB42,882 (US$6,572) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2020 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended December 31,2021	1,207,647	185,080	1,753	267
For the year ended December 31,2022	1,033,372	158,371	1,231	189
For the year ended December 31,2023	876,146	134,275	989	152
For the year ended December 31,2024	672,721	103,099	532	81
For the year ended December 31,2025	422,324	64,724	115	18
Thereafter	571,516	87,589	—	—
Total minimum lease payments	4,783,726	733,138	4,620	707
Less: imputed interest	756,092	115,876	341	52
Total lease liability balance	4,027,634	617,262	4,279	655

Minimum payments related to leases not yet commenced as of December 31, 2020	749,130	114,809	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.   LONG-TERM INVESTMENTS

Equity investments without readily determinable fair value

As of December 31, 2019 and 2020, the carrying amount of the Company’s equity investments without readily determinable fair value was RMB224,927 and RMB215,677 (US$33,054), net of RMB nil and RMB nil (US$ nil) in accumulated impairment, respectively. During the years ended December 31, 2019 and 2020, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB119,927 and RMB110,677 (US$16,962) as of December 31, 2019 and 2020, respectively. In 2020, the Group disposed part of its equity interest in an equity investment without readily determinable fair value with the carrying amount of RMB27,937 (US$4,282) for RMB33,595 (US$5,149) and realized a gain on disposal of RMB5,658 (US$867 ) which was included in “Other income” in the consolidated statement of comprehensive loss for the year ended December 31, 2020.

Unrealized gains (upward adjustments) and losses (downward adjustments and impairment) resulting from observable price changes of equity securities without readily determinable fair values for the years ended December 31, 2018, 2019 and 2020 were RMB64,628 and RMB nil, RMB14,155 and RMB nil, and RMB18,687 (US$2,864) and RMB nil (US$ nil), respectively.

Net unrealized gains and losses for equity securities held were RMB64,628, RMB14,155 and RMB18,687 (US$2,864) for the years ended December 31, 2018, 2019 and 2020. Net realized gains and losses on equity securities sold were RMB nil, RMB nil, and RMB5,658 (US$867) for the years ended December 31, 2018, 2019 and 2020 , respectively.

Equity method investments

In 2015, the Group completed the investment in Hangzhou Dezhi Logistic Co., Ltd. (“Dezhi”) through the subscription of newly issued ordinary shares representing 30% equity interest in Dezhi. Total consideration for the investment in Dezhi was RMB300 in cash. The Group accounts for the investment in Dezhi as an equity method investment due to its significant influence over the entity. On October 29, 2019, the Group disposed of its equity interest in Dezhi for RMB450 and realized a gain on disposal of RMB22 (US$3).

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

The carrying amount of the equity method investments were RMB5,928 and RMB5,749 (US$881) as of December 31, 2019 and 2020, respectively. There were no impairment indicators for the equity method investments and no impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020, respectively. Selected financial information of the equity method investees was not presented as the effects were not material.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.   GOODWILL

	Express	Freight
	delivery	delivery	Global	Total
Balance as of December 31, 2019	241,623	5,580	42,115	289,318
Goodwill acquired	—	—	6,440	6,440
Balance as of December 31, 2020	241,623	5,580	48,555	295,758
Balance as of December 31, 2020 (US$)	37,030	855	7,442	45,327

The Group performed a qualitative assessment for the Freight delivery services reporting unit for the years ended December 31, 2018, 2019 and 2020, and for the Express delivery services reporting unit for the years ended December 31, 2018 and 2019 based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more‑likely‑than‑not that the fair values of the Express delivery and Freight delivery services reporting units were less than their respective carrying amounts. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Group performed a quantitative assessment for the Global reporting unit and for the year ended December 2020, the Group performed a quantitative assessment for the Express delivery services reporting unit by estimating the fair value of the reporting units based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. The fair values of the remaining reporting units exceeded their respective carrying values and therefore, goodwill related to these reporting units was not impaired.

No impairment losses were recognized for the years ended December 31, 2018, 2019 and 2020.

13.   SHORT-TERM AND LONG-TERM BANK LOANS

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	960,000	954,000	146,207
Pledged short term bank loans	1,159,000	1,357,287	208,013
Secured bank borrowings	391,500	771,250	118,199
	2,510,500	3,082,537	472,419
Long-term bank loans pledged by deposits	—	78,548	12,038
Total	2,510,500	3,161,085	484,457

During 2019 and 2020, the Group factored certain intercompany notes receivables with a total face value of RMB471,500 and RMB848,537 (US$130,044) to several domestic banks for total proceeds of RMB458,864 and RMB821,130 (US$125,844) at effective interest rates ranging from 1.92% to 5.19% (“the receivable factoring transaction”). As the factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing and are recognized as secured bank borrowings included in “Short-term bank loans”.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

13.   SHORT-TERM AND LONG-TERM BANK LOANS (CONTINUED)

Short-term bank loans consisted of several bank loans denominated in RMB. The total deposits in restricted cash pledged for short-term bank loans and secured bank borrowings was RMB1,590,025 and RMB1,582,977 (US$242,602) as of December 31, 2019 and December 31, 2020, respectively. The total account receivables pledged for short-term bank loans were RMB nil and RMB77,287 (US$11,845) as of December 31, 2019 and December 31, 2020, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and December 31, 2020, was 4.27% and 4.42% respectively. The total intercompany notes receivables pledged for secured bank borrowings was RMB391,500 and RMB771,250 (US$118,199) as of December 31, 2019 and 2020.

Long-term bank loans were denominated in RMB. The deposits in restricted cash pledged for long-term bank loans was RMB nil and RMB81,500 (US$12,490) as of December 31, 2019 and December 31, 2020, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and December 31, 2020, was nil and 4.02% respectively.

14.   ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Salary and welfare payable	1,222,363	1,253,014	192,033
Accrual for purchases of property and equipment	128,457	322,663	49,450
Accrued expenses	77,946	85,970	13,175
Borrowings for electronic machinery and equipment	40,036	106,911	16,385
Payable for business acquisitions	11,095	1,749	268
Others	526,152	737,610	113,044
	2,006,049	2,507,917	384,355

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders at the end of the escrow periods or consideration to be paid for other acquisitions based on their respective payment schedules.

In the year ended December 31, 2018, 2019 and 2020, the Group received total proceeds of RMB nil, RMB94,000 and RMB160,000 (US$24,521) from third-party financing lease companies (buyer-lessor) for which the Group acts as seller-lessee but did not transfer the control of leased machinery and electronic equipment to the buyer-lessor.

These failed sales-leaseback transactions were accounted for as financing transactions. Pursuant to the terms of the agreements, the weighted average effective interest rate of the outstanding borrowings was 8.06% and 7.95% and repayments are to be made over a weighted average period of 2.47 and 1.67 years for the years ended December 31, 2019 and 2020, respectively. At the end of the repayment schedule, the Group is entitled to obtain ownership of these equipment for nominal consideration.

For the years ended December 31, 2019 and 2020, interest costs incurred was not material. As of December 31, 2019 and 2020, the Group recorded the current portion of the borrowings of RMB40,036 and RMB106,911 (US$16,385) in “Accrued expenses and other liabilities” and the non-current portion of borrowings of RMB41,451 and RMB67,821 (US$10,394) in “Other non-current liabilities”, respectively. As of December 31, 2020, RMB116,292 (US$17,823) and RMB66,097 (US$10,130) of the borrowings are due in 2021 and 2022, respectively. These borrowings were partially collateralized by the Company’s electronic machinery and equipment with a total carrying value of RMB61,488 and RMB53,302 (US$8,169) as of December 31, 2019 and 2020, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   SECURITIZATION DEBT

In June 2019, BEST Finance transferred certain lease rental and other financing receivables totaling RMB705,033 with remaining lease terms ranging from 23 months to 59 months originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan I (the “Plan I”) and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB262,316 under the Plan I, net of issuance costs for the securitization transaction of RMB6,684. The Plan I consists of three tranches: Series A tranche with a stated interest of 5.5% maturing no later than 2020, Series B tranche with a stated interest of 6.5% maturing no later than 2020 and a subordinated tranche maturing no later than 2023. The Group also provided a guarantee to the Plan I to secure the full repayment of the principal and interest of the Series A and B tranches of the Plan I issued to external investors.

In September 2020, BEST Finance transferred certain lease rental and other financing receivables totaling 751,469 (US$115,168) with remaining lease terms ranging from 4 months to 59 months originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan II (the “Plan II”) and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB198,074 (US$30,356) under the Plan II, net of issuance costs for the securitization transaction of RMB1,926 (US$295). The Plan II consists of three tranches: Series A tranche with a stated interest of 4.95% maturing no later than 2021, Series B tranche with a stated interest of 6.0% maturing no later than 2022 and a subordinated tranche maturing no later than 2023. The Group also provided a guarantee to the Plan II to secure the full repayment of the principal and interest of the Series A tranche of the Plan II issued to external investors.

The Group acts as the servicer of the Plans by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plans through holding all of the subordinated tranche of asset-backed debt securities maturing no later than 2023 and the guarantee provided, from which the Group has the obligation to absorb losses of the Plans that could potentially be significant to the Plans. Accordingly, the Group is considered the primary beneficiary of the Plans and has consolidated the Plans’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

As a result of the series of transactions described above, the Series A and B tranches of the Plans issued to external investors were considered borrowings from external investors. The proceeds from borrowings from external investors is a financing activity and reported as “Proceeds from issuance of asset-backed securities to external investors, net of issuance costs” on the consolidated statements of cash flows. Repayments on the borrowings totaled RMB157,417 and RMB210,991 (US$32,336) during 2019 and 2020 from external investors were made according to the payment schedule.

As of December 31, 2019 and 2020, the total outstanding borrowings from external investors were RMB104,899 and RMB95,149 (US$14,582), respectively, which are repayable within one year and are included in current “Securitization debt” on the consolidated balance sheets. The weighted average effective interest rate for the outstanding securitization debt was 11.36% for Plan I as of December 31, 2019, 7.17% for Plan II as of December 31, 2020, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES

1) 2024 Convertible Notes

On September 17, 2019, the Company issued US$200,000 convertible senior notes (the “2024 Convertible Notes”) to several initial purchasers, US$100,000 and US$100,000 to Alibaba.com Hong Kong Limited (“Alibaba.com”), an entity affiliated with Alibaba Group Holding Limited (“Alibaba Group”), a principal shareholder of the Company and to third parties, respectively. The 2024 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 1.75% per annum on April 1 and October 1 of each year, beginning on April 1, 2020. The 2024 Convertible Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

The 2024 Convertible Notes holders have the right, at their option, to convert the outstanding principal amount of the 2024 Convertible Notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture for the 2024 Convertible Notes prior to the close of business day immediately preceding October 1, 2024; or (ii) anytime on or after October 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The initial conversion rate for the 2024 Convertible Notes is 141.844 of the Company’s American depositary shares (“ADSs”) per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$7.05 per ADS, subject to certain anti-dilution and make-whole fundamental change adjustments but is not adjusted for any accrued and unpaid interest. Upon conversion, the Company is required to deliver ADSs to such converting holders and both issuer and holders have no other settlement options.

The holders may require the Company to repurchase all or a portion of the 2024 Convertible Notes for cash on September 30, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change as defined in the indenture for the 2024 Convertible Notes were to occur, the outstanding obligations under the 2024 Convertible Notes could be immediately due and payable (the “Contingent Redemption Options”). The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations as defined in the indenture of the 2024 Convertible Notes. In addition, the 2024 Convertible Notes provide its holders with additional interest equal to the fair value of any dividends received by the holders of the Company’s ordinary shares (the “Contingent Interest Features”).

The Company evaluated the embedded conversion features contained in the 2024 Convertible Notes and determined that the Conversion Option was not required to be bifurcated because it met the scope exception provided for under ASC 815-10-15-74(a).

The Company also evaluated the embedded Contingent Redemption Options and Contingent Interest Features contained in the 2024 Convertible Notes in accordance with ASC 815 to determine if these features require bifurcation. The Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the 2024 Convertible Notes were not issued at a substantial discount and are redeemable at par.

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2019 and 2020 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the years ended December 31, 2019 and 2020. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES (CONTINUED)

1) 2024 Convertible Notes (continued)

Furthermore, no beneficial conversion feature was recognized for the 2024 Convertible Notes as the fair value per ADS at the commitment date was US$5.53, which was less than the most favorable conversion price.

In connection with the issuance of the 2024 Convertible Notes, the Company also purchased capped call options on the Company’s ADS with certain counterparties at a price of US$22,500 (equivalent to RMB159,138), which was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheet with no subsequent changes in fair value recorded. The capped call exercise price is equal to the 2024 Convertible Notes’ initial conversion price and the cap price is US$10.0 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2024 Convertible Notes with such reduction subject to a cap.

The net proceeds from the issuance of the 2024 Convertible Notes were US$194,457 (equivalent to RMB1,375,355), after deducting underwriting discounts and offering expenses of US$5,543 (equivalent to RMB39,205) from the initial proceeds of US$200,000.

As of December 31, 2019 and 2020, the principal amount of the 2024 Convertible Notes was RMB1,395,240 and RMB1,304,980 (US$200,000) respectively, unamortized debt discount was RMB35,032 and RMB20,688 (US$3,174) respectively, and the net carrying amount of the 2024 Convertible Notes was RMB1,360,208 and RMB1,284,292 (US$196,826) respectively. As of December 31, 2019 and 2020, the Group recorded RMB680,104 and RMB642,121 (US$98,409) under “Convertible senior notes held by related parties”, RMB680,104 and RMB642,121 (US$98,409) under “Convertible senior notes held by third parties”, respectively.

For the years ended December 31, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2024 Convertible Notes was RMB10,894 and RMB37,103 (US$5,686). As of December 31, 2020, the 2024 Convertible Notes will be accreted up to the principal amount of US$200,000 (equivalent to RMB1,304,980) over a remaining period of 1.75 years.

The aggregate scheduled maturities of RMB1,304,980 (US$200,000 million) of the 2024 Convertible Notes will be repaid when they become due in 2024, after assuming no conversion, redemption prior to the maturity and both convertible senior notes bondholders hold the 2024 Convertible Notes until their respective maturities.

2) 2025 Convertible Notes

On June 3, 2020, the Company issued US$150,000 convertible senior notes (the “2025 Convertible Notes”) to Alibaba.com. The 2025 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 4.5% per annum on July 1 and January 1 of each year, beginning on January 1, 2021. The 2025 Convertible Notes will mature on June 3, 2025 unless redeemed, repurchased or converted prior to such date.

The 2025 Convertible Notes holders have the right to convert all or any portion of the 2025 Convertible Notes held by it into ordinary shares, or at the sole discretion of the noteholder, into ordinary shares in the form of ADS at any time on or after the thirty-first trading day after May 27, 2020 up to the close of business of the second business day immediately preceding June 3, 2025 (“the 2025 Convertible Notes Conversion Option”).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES (CONTINUED)

2) 2025 Convertible Notes (continued)

The initial conversion rate for the 2025 Convertible Notes is 16,474.46 of the Company’s American depositary shares (“ADSs”) per US$100,000 principal amount of the 2025 Convertible Notes, which is equivalent to an initial conversion price of US$6.07 per ADS, subject to certain anti-dilution and make-whole fundamental change adjustments but is not adjusted for any accrued and unpaid interest. Upon conversion, the Company is required to deliver ADSs to such converting holders and both issuer and holders have no other settlement options.

The holders may require the Company to repurchase all or a portion of the 2025 Convertible Notes for cash within a period of ninety days starting from June 3, 2023 at a repurchase price equal to 100% of the principal amount of the 2025 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Contingent Redemption Options and Contingent Interest Features are similar with the terms described for the 2024 Convertible Notes issued in 2019.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change as defined in the indenture for the 2025 Convertible Notes were to occur, the outstanding obligations under the 2025 Convertible Notes could be immediately due and payable (the “2025 Convertible Notes Contingent Redemption Options”). The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations as defined in the indenture of the 2025 Convertible Notes. In addition, the 2025 Convertible Notes provide its holders with additional interest equal to the fair value of any dividends received by the holders of the Company’s ordinary shares (the “2025 Convertible Notes Contingent Interest Features”).

The Company evaluated the embedded conversion features contained in the 2025 Convertible Notes and determined that the 2025 Convertible Notes Conversion Option was not required to be bifurcated because it met the scope exception provided for under ASC 815-10-15-74(a).

The Company also evaluated the embedded 2025 Convertible Notes Contingent Redemption Options and 2025 Convertible Notes Contingent Interest Features in accordance with ASC 815 to determine if these features require bifurcation. The 2025 Convertible Notes Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the 2025 Convertible Notes were not issued at a substantial discount and are redeemable at par.

The 2025 Convertible Notes Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the 2025 Convertible Notes Contingent Interest Features on the issuance date and at December 31, 2020 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended December 31, 2020. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

Furthermore, no beneficial conversion feature was recognized for the 2025 Convertible Notes as the fair value per ADS at the commitment date was US$5.49, which was less than the most favorable conversion price.

The net proceeds from the issuance of the 2025 Convertible Notes were US$149,340 (equivalent to RMB1,061,421), after deducting offering expenses of US$660 (equivalent to RMB4,689) from the initial proceeds of US$150,000 (equivalent to RMB1,066,110).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES (CONTINUED)

2) 2025 Convertible Notes (continued)

As of December 31, 2020, the principal amount of the 2025 Convertible Notes was RMB978,735(US$150,000), unamortized debt discount was RMB3,060 (US$471) and the net carrying amount of the 2025 Convertible Notes was RMB975,675(US$149,529). As of December 31, 2020, the Group recorded RMB975,725 (US$149,537) under “Convertible senior notes held by related parties”.

For the year ended December 31, 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2025 Convertible Notes was RMB27,908 (US$4,277). As of December 31, 2020, the 2025 Convertible Notes will be accreted up to the principal amount of US$150,000 (equivalent to RMB978,735) over a remaining period of 2.42 years.

The aggregate scheduled maturities of RMB978,735 (US$150,000) of the 2025 Convertible Notes will be repaid when they become due in 2025, assuming no conversion, redemption prior to the maturity and convertible senior note bondholders hold the 2025 Convertible Notes until maturity.

17.   TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands, BEST BVI, Best Capital BVI and Store BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by BEST BVI, Best Capital BVI and Store BVI to its shareholders, no withholding tax is imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2018, 2019 and 2020, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK, BEST Capital HK and Store HK are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The current enterprise income tax law (“EIT Law”) applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

China (continued)

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. Any companies located in jurisdictions outside of the PRC, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2020, the Company has not accrued for PRC tax on such basis as the Group’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Group will continue to monitor the tax status of its non-PRC entities with regards to the PRC tax resident enterprise rules.

Pursuant to relevant laws and regulations in the PRC and with approval from tax authorities in charge, one of the Group’s subsidiaries, BEST Technology.

BEST Technology meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. BEST Technology has renewed the HNTE certificate in 2019 and is subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2019 through 2021.

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

The Group’s loss before income taxes and share of net loss of equity investees consists of the following:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
PRC	(69,117)	205,593	(1,408,800)	(215,914)
Non-PRC	(27,173)	(12,509)	(251,964)	(38,612)
	(96,290)	193,084	(1,660,764)	(254,526)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Withholding tax on undistributed dividends (continued)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax	(14,806)	(17,840)	(22,952)	(3,518)
Deferred income tax	4,306	(2,187)	828	127
	(10,500)	(20,027)	(22,124)	(3,391)

A reconciliation of the differences between the PRC statutory tax rate and the Group’s effective tax rate for enterprise income tax from continuing operations is as follows:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income taxes and share of net loss of equity investees	(96,290)	193,084	(1,660,764)	(254,526)
Income tax computed at the statutory tax rate of 25%	24,073	(48,271)	415,191	63,631
Non-deductible expenses	(65,862)	(57,784)	(91,696)	(14,054)
Effect of different tax rates in different jurisdictions and preferential tax rate	(4,826)	(9,949)	(48,650)	(7,456)
Research and development expenses deduction	12,248	19,552	21,834	3,346
Non-taxable income	17,097	17,489	11,152	1,709
Provision to return	(8,319)	(1,728)	(7,426)	(1,138)
Deferred tax expense	(4,598)	3,932	5,195	796
Tax rate change	16,771	(4,578)	18,594	2,850
Expired tax loss	(13,482)	—	(70,662)	(10,829)
Change in valuation allowance	16,398	61,310	(275,656)	(42,246)
	(10,500)	(20,027)	(22,124)	(3,391)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Deferred tax

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	295,818	302,615	46,378
Customer advances and deposits	34,571	28,177	4,318
Allowance for credit losses and inventory provision	28,165	73,186	11,216
Depreciation and amortization expense	101,565	53,606	8,215
Net operating losses carrying forward	452,014	722,348	110,705
Lease liabilities	1,091,096	1,006,909	154,316
Total deferred tax assets	2,003,229	2,186,841	335,148
Valuation allowance*	(903,353)	(1,179,009)	(180,691)
Total deferred tax assets net of valuation allowance	1,099,876	1,007,832	154,457
*

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a three-year cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2019 and 2020. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes of equity investments	(19,696)	(18,900)	(2,897)
Accrued revenue recognition difference	(27,926)	(23,088)	(3,538)
Operating lease right-of-use assets	(1,052,254)	(965,844)	(148,022)
Long-lived assets arising from acquisitions	(828)	—	—
Total deferred tax liabilities	(1,100,704)	(1,007,832)	(154,457)

As of December 31, 2019 and 2020, the Company has net operating losses from continuing operations of RMB2,122,341 and RMB3,410,610 (US$522,699) primarily from its subsidiaries and VIEs in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2020 will expire in years 2021 to 2030 if not utilized. As of December 31, 2020, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2020, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB89,605 (US$8,961). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries are not determined because such a determination is not practicable.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2019 and 2020, the Company recorded an unrecognized tax benefit of RMB191,473 and RMB168,650 (US$25,846) respectively, of which RMB nil and RMB nil (US$ nil), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2019 and 2020, unrecognized tax benefits of RMB (1,446) and RMB24,025 (US$3,682), respectively, if ultimately recognized, will impact the effective tax rate. A roll-forward of unrecognized tax benefits is as follows:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Beginning balance	132,808	191,473	29,345
Additions	64,410	24,691	3,783
Decreases	(5,745)	(47,514)	(7,282)
Ending balance	191,473	168,650	25,846

During the years ended December 31, 2018, 2019 and 2020, the Company recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years ended December 31, 2015 through December 31, 2020 of the PRC subsidiaries’ and, the VIEs and its subsidiaries remain open to examination by the taxing jurisdictions.

18.   RESTRICTED NET ASSETS

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

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

For the years ended December 31, 2018, 2019 and 2020, the Company’s PRC subsidiaries had appropriated RMB3,771, RMB4,094 and RMB173 (US$27) of statutory reserves, respectively, which are included in shareholder’s equity.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIEs and its subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and surplus reserves of the Company’s PRC subsidiaries and the VIEs and its subsidiaries, totaling RMB5,081,767 (US$778,815) as of December 31, 2020; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 are disclosed in Note 29.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   Earnings/(LOSS) PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	2018	2018	2018	2019	2019	2019	2020	2020	2020	2020	2020	2020

	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net (loss)/Income from continuing operations attributable to ordinary shareholders—basic	(67,413)	(26,147)	(13,283)	120,206	45,854	23,294	(1,050,575)	(161,011)	(402,371)	(61,665)	(204,406)	(31,328)
Loss from discontinued operations, net of tax	(253,101)	(98,172)	(49,872)	(248,704)	(94,871)	(48,195)	(233,369)	(35,765)	(89,381)	(13,699)	(45,406)	(6,958)
Net loss attributable to ordinary shareholders—basic	(320,514)	(124,319)	(63,155)	(128,498)	(49,017)	(24,901)	(1,283,944)	(196,776)	(491,752)	(75,364)	(249,812)	(38,286)
Denominator:
Weighted average number of ordinary shares outstanding—basic	242,542,728	94,075,249	47,790,698	246,614,615	94,075,249	47,790,698	245,626,959	245,626,959	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(0.28)	(0.28)	(0.28)	0.49	0.49	0.49	(4.28)	(0.66)	(4.28)	(0.66)	(4.28)	(0.66)
Discontinued operations	(1.04)	(1.04)	(1.04)	(1.01)	(1.01)	(1.01)	(0.95)	(0.14)	(0.95)	(0.14)	(0.95)	(0.14)
Basic loss per share	(1.32)	(1.32)	(1.32)	(0.52)	(0.52)	(0.52)	(5.23)	(0.80)	(5.23)	(0.80)	(5.23)	(0.80)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   Earnings/(LOSS) PER SHARE (CONTINUED)

	2018	2018	2018	2019	2019	2019	2020	2020	2020	2020	2020	2020

	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net (loss)/Income from continuing operations attributable to ordinary shareholders—basic	(67,413)	(26,147)	(13,283)	120,206	45,854	23,294	(1,050,575)	(161,011)	(402,371)	(61,665)	(204,406)	(31,328)
Loss from discontinued operations, net of tax	(253,101)	(98,172)	(49,872)	(248,704)	(94,871)	(48,195)	(233,369)	(35,765)	(89,381)	(13,699)	(45,406)	(6,958)
Net loss attributable to ordinary shareholders—basic	(320,514)	(124,319)	(63,155)	(128,498)	(49,017)	(24,901)	(1,283,944)	(196,776)	(491,752)	(75,364)	(249,812)	(38,286)
Reallocation of net (loss)/income from continuing operations attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(39,430)	—	—	69,148	—	—	(606,777)	(92,993)	—	—	—	—
Reallocation of net loss from discontinued operations, net of tax attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(148,044)	—	—	(143,066)	—	—	(134,787)	(20,657)	—	—	—	—
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(187,474)	—	—	(73,918)	—	—	(741,564)	(113,650)	—	—	—	—
Net loss attributable to ordinary shareholders—diluted	(507,988)	(124,319)	(63,155)	(202,416)	(49,017)	(24,901)	(2,025,508)	(310,426)	(491,752)	(75,364)	(249,812)	(38,286)
Denominator:
Weighted average number of ordinary shares outstanding—basic	242,542,728	94,075,249	47,790,698	246,614,615	94,075,249	47,790,698	245,626,959	245,626,959	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of all outstanding share options, restricted share units (Note 20)	—	—	—	4,673,685	—	—	—	—	—	—	—	—
Conversion of Class C and Class B to Class A ordinary shares (Note 21)	141,865,947	—	—	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares for continuing operations outstanding - diluted	384,408,675	94,075,249	47,790,698	393,154,247	94,075,249	47,790,698	387,492,906	387,492,906	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares for discontinued operations outstanding - diluted	384,408,675	94,075,249	47,790,698	388,480,562	94,075,249	47,790,698	387,492,906	387,492,906	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares outstanding - diluted	384,408,675	94,075,249	47,790,698	388,480,562	94,075,249	47,790,698	387,492,906	387,492,906	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(0.28)	(0.28)	(0.28)	0.48	0.48	0.48	(4.28)	(0.66)	(4.28)	(0.66)	(4.28)	(0.66)
Discontinued operations	(1.04)	(1.04)	(1.04)	(1.01)	(1.01)	(1.01)	(0.95)	(0.14)	(0.95)	(0.14)	(0.95)	(0.14)
Diluted loss per share	(1.32)	(1.32)	(1.32)	(0.52)	(0.52)	(0.52)	(5.23)	(0.80)	(5.23)	(0.80)	(5.23)	(0.80)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   Earnings/(LOSS) PER SHARE (CONTINUED)

For the years ended December 31, 2018, 2019 and 2020, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 21). The effects of all outstanding share options, restricted share units and convertible senior notes were excluded from the computation of diluted loss per share for the years ended December 31, 2018 and 2020 as their effects would be anti-dilutive. The effects of all outstanding share options and restricted share units were included from the computation of diluted loss per share for the years ended December 31, 2019 as their effects would be dilutive The effects of convertible senior notes were excluded from the computation of diluted loss per share for the year ended December 31, 2019 as their effects would be anti-dilutive.

20.   SHARE-BASED PAYMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees

A summary of the employee share option activity under the 2008 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2019	2,791,458	0.75	6.65	12.95	14,430
Granted	—	—	—
Exercised	(919,822)	0.75	6.52
Forfeited/Expired	(67,180)	0.75	8.21
Outstanding, December 31, 2020	1,804,456	0.75	6.93	11.05	2,329
Vested and expected to vest at December 31, 2020	17,237,326	0.67	2.37	7.67	23,681
Exercisable at December 31, 2020	1,625,059	0.75	6.71	10.99	2,097

The aggregate intrinsic value in the table above represents the difference between the closing share price on the last trading day in 2020 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB792,192, RMB860,607 and RMB881,376 (US$135,077) respectively.

The total weighted average grant-date fair value of the share option awards granted during the years ended December 31, 2018, 2019 and 2020 were US$9.55, US$ nil and US$ nil per option, respectively. No share option awards were granted during the years ended December 31, 2018, 2019 and 2020. The total fair value of the equity awards vested during the years ended December 31, 2018, 2019 and 2020 were RMB101,966, RMB48,452 and RMB34,671 (US$5,314) respectively.

There were no new grants of share option awards during the years ended December 31, 2018, 2019 and 2020 or any outstanding share options under the 2017 Plan as of December 31, 2019 and 2020, respectively.

As of December 31, 2020, the unrecognized compensation cost related to 144,723 unvested share options expected to vest was RMB5,690 (US$872). This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 0.58 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Options granted to non-employees

A summary of the non-employee share option activity under the 2008 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2019	1,471,677	0.70	2.47	9.67	4,657
Granted	—	—	—
Exercised	(30,500)	0.75	2.20
Forfeited	—	—	—
Outstanding, December 31, 2020	1,441,177	0.70	2.46	7.67	7,645
Vested and expected to vest at December 31, 2020	1,838,173	0.65	2.46	7.67	7,645
Exercisable at December 31, 2020	1,410,677	0.70	2.49	7.64	6,856

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2020 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB15,703, RMB19,677 and RMB20,448 (US$3,134), respectively.

The total weighted average grant date fair value of the non-employee share option awards granted during the years ended December 31, 2018, 2019 and 2020 were US$9.06, US$ nil and US$ nil per option, respectively. The Company did not grant any non-employee share option awards for the year ended December 31, 2020. The total fair value of the equity awards vested during the years ended December 31, 2018, 2019 and 2020 were RMB21,199, RMB770 and RMB nil (US$ nil), respectively.

There were no new grants of non-employee share option awards during the years ended December 31, 2019 and 2020 or any outstanding non-employee share options under the 2017 Plan as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, there was no remaining unrecognized non-employee share-based compensation expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Grant date fair value of employee and non-employee share options (continued)

The assumptions used to estimate the grant date fair value of the share options granted to employees and non-employees are as follows:

	For the years ended December 31,
	2018	2019	2020
Risk-free interest rate	2.74% ~ 2.78%	—	—
Expected volatility range	44.3% ~ 46.9%	—	—
Suboptimal exercise factor	2.20	—	—
Fair market value per ordinary share	US$8.30 ~ $9.55	—	—

Restricted Shares

The following table summarizes the Company’s Restricted Shares activity under the 2017 Plan:

		Weighted-
		average
	Number of	grant-date fair
	shares	value
		US$
Outstanding, December 31, 2019	6,331,464	7.29
Granted	4,599,432	5.23
Vested and issued	(1,729,254)	7.60
Forfeited	(913,502)	6.79
Outstanding, December 31, 2020	8,288,140	6.14
Vested and expected to vest at December 31, 2020	6,581,734

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2018, 2019 and 2020 was US$10.41, US$5.65 and US$5.23, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2020, there was RMB266,208 (US$40,798) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 2.54 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year ended December 31, 2018, 2019 and 2020, the Group granted 6,000, 9,413 and 189,715 Restricted Shares to non-employees, which were fully vested and issued during the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Restricted Shares(Continued)

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenue	2,003	1,771	2,400	368
Selling expenses	6,007	8,788	7,715	1,182
General and administrative expenses	87,011	73,925	111,773	17,130
Research and development expenses	9,115	7,209	7,763	1,190
Share-based compensation expenses from continuing operations	104,136	91,693	129,651	19,870
Share-based compensation expenses from discontinued operations	4,971	6,811	8,550	1,310
Total share-based compensation expenses	109,107	98,504	138,201	21,180

21.   SHAREHOLDERS’ EQUITY

The Company has three classes of ordinary shares, Class A, Class B and Class C. The participating rights (liquidation and dividend rights) of the Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion rights. Holders of Class A, Class B and Class C ordinary shares shall vote together as one class on all resolutions submitted to a vote by the shareholders (except with respect to the modification of the rights of any class of ordinary shares). Each share of Class A, Class B and Class C ordinary shares entitle the holder thereof to one vote per share, fifteen votes per share and thirty votes per share on all matters subject to vote at the Company’s general meetings, respectively, and each share of Class B and Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each holder of Class B ordinary shares or Class C ordinary shares can exercise their conversion right by delivering a written notice to the Company that specifies the number of Class B or Class C ordinary shares they elect to convert into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B or Class C ordinary shares, Class B ordinary shares be convertible into Class C ordinary shares, nor shall Class C ordinary shares be convertible into Class B ordinary shares.

On February 1, 2018 and September 5, 2018, the Company issued and transferred 16,000,000 and 2,000,000 Class A ordinary shares respectively to Citi, its depositary bank to be issued to employees and non-employees upon the exercise of vested share options and vesting of Restricted Shares under the 2008 Stock Incentive Plan and 2017 Stock Incentive Plan. For the years ended December 31, 2018, 2019 and 2020, 12,903,413, 2,056,804 and 2,869,291 Class A ordinary shares were issued pursuant to exercise of share options and vesting of Restricted Shares, respectively. As of December 31, 2019 and 2020, 14,960,217 and 17,829,508 ordinary shares out of these 18,000,000 ordinary shares had been issued to employees and non-employees. Therefore, as of December 31, 2018, 2019 and 2020, 5,096,587, 3,039,783 and 170,492 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting thus are excluded from the basic earnings/(loss) per share calculation.

As of December 31, 2019 and 2020, the Company had ordinary shares outstanding comprising of 250,648,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 of Class C ordinary shares, respectively. No Class B or Class C ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2018, 2019 and 2020, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

21.   SHAREHOLDERS’ EQUITY (CONTINUED)

In November 2019, the Board of Directors of the Company authorized a share repurchase program (“2019 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market over a period of 18 months in accordance with applicable securities laws from time to time. As of December 31, 2019, the Company had not repurchased any ADSs under the 2019 Share Repurchase Program. During the year ended and as of December 31, 2020, the Company repurchased an aggregate of 6,395,050 ADSs, representing 6,395,050 Class A ordinary shares under the 2019 Share Repurchase Program, at an average price of US$4.69 per ADS, for RMB211,352 (US$32,391). These shares are recorded as Treasury shares on the consolidated balance sheets.

22.   RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group
Alibaba.com Hong Kong Limited (“Alibaba.com”)	Entity controlled by a principal shareholder of the Group
Lazada Express Limited (“Lazada”)	Entity controlled by a principal shareholder of the Group

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Rendering of express delivery and supply chain management services:
Cainiao	652,352	814,855	808,308	123,879
Lazada	—	10,697	125,561	19,243
	652,352	825,552	933,869	143,122

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Rental of warehouse as a lessee:
Cainiao	9,076	9,916	18,061	2,768

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions: (continued)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating costs paid on behalf of the Company:
Cainiao	16,433	9,874	4,045	620
Ali Cloud	—	—	2,768	424
	16,433	9,874	6,813	1,044

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Cainiao	3,489	160	—	—

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	4,756	9,669	14,901	2,284
Cainiao	—	—	37,374	5,728
	4,756	9,669	52,275	8,012

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Issue convertible senior notes to related party:
Alibaba.com	—	687,677	1,061,421	162,670

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Interest expense of convertible senior notes accrued to related party:
Alibaba.com	—	5,447	46,460	7,120

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	241,021	232,110	35,573
Ali Cloud	388	8	1
Lazada	5,349	42,277	6,479
	246,758	274,395	42,053

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party balances at the end of the year: (continued)

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Amounts due to related parties:
Cainiao	6,140	6,139	941
Alibaba.com	3,629	28,275	4,333
Ali Cloud	—	1,209	185
	9,769	35,623	5,459

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Convertible senior notes held by related parties:
Alibaba.com	680,104	1,617,846	247,946

23.   SEGMENT REPORTING

Prior to December 31, 2019, the Group has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services, (4) Store+ services, and (5) Others. The “Others” category principally relates to finance leasing services, cross-border logistic coordination services and Ucargo transportation services. The operating segments also represented the reporting segments. The chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM assess the performance of the operating segments based on the measures of revenues, costs of revenues and gross profit.

Commencing on January 1, 2020, the Group changed its segment disclosure to separate “Others” segment into Global logistics services, Capital service and Ucargo service. In addition, the CODM added the net profit as the performance measurement when evaluating operating segments performance. As a result, the Group reports segments as six operating segments: (1) Express delivery services(“Express delivery”), (2) Freight delivery services(“Freight delivery”), (3) Supply chain management services(“Supply chain management”), (4) Global logistic services(“Global”), (5) Ucargo services(“Ucargo”), and (6) Capital services(“Capital”). This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resource and evaluate the performance of reporting segments. Other than the information provided below, the CODM does not use any other measures by segments. The Group currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. The Group retrospectively revised prior period segment information to conform to current period presentation. Further, because the results from our Store+ service business formerly reported as a separate reportable segment are currently reflected in our consolidated financial statements as discontinued operations for all periods presented, they are not reflected in the segment disclosures below. For further information, refer to Note 4.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue:
Express delivery	17,751,830	21,853,951	19,434,485	2,978,465
Freight delivery	4,115,606	5,233,542	5,163,882	791,400
Supply chain management	2,101,304	2,198,536	1,912,323	293,076
Global	162,968	336,874	777,657	119,181
Ucargo	2,414,169	3,233,887	2,871,850	440,130
Capital	168,299	205,203	211,021	32,340
Inter-segment*	(1,598,199)	(703,306)	(376,189)	(57,654)
Total revenue	25,115,977	32,358,687	29,995,029	4,596,938
Cost of revenue:
Express delivery	16,959,276	20,824,800	19,487,863	2,986,646
Freight delivery	3,963,172	4,944,124	5,070,567	777,098
Supply chain management	2,000,470	2,059,202	1,846,901	283,050
Global	167,963	371,404	875,734	134,212
Ucargo	2,387,839	3,175,187	2,825,775	433,069
Capital	48,015	52,001	26,225	4,019
Inter-segment*	(1,596,776)	(705,358)	(376,176)	(57,651)
Total cost of revenue	23,929,959	30,721,360	29,756,889	4,560,443
Gross (loss)/profit:
Express delivery	792,554	1,029,151	(53,378)	(8,181)
Freight delivery	152,434	289,418	93,315	14,302
Supply chain management	100,834	139,334	65,422	10,026
Global	(4,995)	(34,530)	(98,077)	(15,031)
Ucargo	26,330	58,700	46,075	7,061
Capital	120,284	153,202	184,796	28,321
Inter-segment*	(1,423)	2,052	(13)	(3)
Total gross profit	1,186,018	1,637,327	238,140	36,495
Net (loss)/profit:
Express	377,684	461,490	(755,305)	(115,756)
Freight	(13,536)	18,684	(199,826)	(30,625)
Supply Chain	(44,348)	(122,312)	(175,072)	(26,831)
Global	(74,812)	(167,600)	(251,511)	(38,546)
Ucargo	(12,292)	(22,056)	(116,782)	(17,898)
Capital	110,064	125,966	93,981	14,403
Unallocated**	(450,006)	(121,470)	(278,553)	(42,692)
Total net loss from continuing operations	(107,246)	172,702	(1,683,068)	(257,945)

(*)   The inter-segment eliminations mainly consist of (i) express delivery services provided by the Express delivery services segment to the Supply chain management services segment; and (ii) services provided by Ucargo to the Express delivery services, Freight delivery services and Supply chain management services segment, for the years ended December 31, 2018, 2019 and 2020, respectively.

(**)  Unallocated expenses are primarily related to the corporate general administrative expenses and other miscellaneous items that are not allocated to individual reportable segments.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

24.   FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Fair value measurements as at December 31, 2019 using
Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	119,927	119,927

Fair value measurements as at December 31, 2020 using
Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	110,677	110,677

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 11). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value, especially considering the increased market volatility in the global financial markets after the COVID-19 outbreak. The Company uses valuation methodologies, primarily the Black-Scholes model, which requires management to use unobservable inputs (level 3) such as selection of comparable companies, expected volatility, and probability of exit events as it relates to liquidation and redemption preferences when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. The fair value information presented is not as of the period’s end, and is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

The Group recognized an unrealized gain of RMB64,628, RMB14,155 and RMB18,687 (US$2,864) for measuring equity investments at fair value using the measurement alternative resulting from the observable price changes occurring in the years ended December 31, 2018, 2019 and 2020, respectively.

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2020.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.   COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB1,316,659 (US$201,787) at December 31, 2020, which are scheduled to be paid within one year.

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

26.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIEs and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB185,395, RMB182,927 and RMB170,351 (US$26,107) for the years ended December 31, 2018, 2019 and 2020, respectively.

27.   ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1 , 2018	12,333
Foreign currency translation adjustments, net of tax of nil	111,590
Balance as of December 31, 2018	123,923
Foreign currency translation adjustments, net of tax of nil	39,273
Balance as of December 31, 2019	163,196
Foreign currency translation adjustments, net of tax of nil	(11,519)
Balance as of December 31, 2020	151,677
Balance as of December 31, 2020 (US$)	23,246

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

28.   SUBSEQUENT EVENTS

On March 12, 2021, the Company entered into a strategic partnership agreement with an external asset management company through its subsidiary, BEST Finance. According to the agreement, the Company secured borrowings of RMB465,661 (US$71,366) through the securitization of certain financing receivables pertaining to its Capital business.

Subsequent to year-end and up to the issuance date of these financial statements, the Company secured RMB580,000 (US$88,889) of short-term loans maturing in one year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

		As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
Current assets:
Cash		9,933	33,310	5,105
Prepayments and other current assets		5,511	6,295	965
Total current assets		15,444	39,605	6,070
Non-current assets:
Other non—current assets		5,909	1,686	258
Investments in subsidiaries and VIEs		5,343,503	4,230,471	648,348
Total non—current assets:		5,349,412	4,232,157	648,606
Total assets		5,364,856	4,271,762	654,676
Current liabilities:
Accrued liabilities and other payables		8,805	39,302	6,023
Non-current liabilities:
Long-term payable due to subsidiaries		74,931	221,874	34,003
Convertible senior notes held by related parties		680,104	1,617,846	247,946
Convertible senior notes held by third parties		680,104	642,121	98,409
Total non-current liabilities		1,435,139	2,481,841	380,358
Total liabilities		1,443,944	2,521,143	386,381
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 1,858,134,053 shares authorized as of December 31, 2019 and 2020; 250,648,452 and 250,648,452 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	21	16,532	16,532	2,534
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 94,075,249 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	21	6,178	6,178	947
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2019 and 2020; 47,790,698 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	21	3,278	3,278	502
Treasury shares		—	(211,352)	(32,391)
Statutory reserves		7,865	8,038	1,232
Additional paid in capital		19,353,400	19,487,232	2,986,549
Accumulated deficit		(15,629,537)	(17,710,964)	(2,714,324)
Accumulated other comprehensive income		163,196	151,677	23,246
BEST Inc. shareholders’ equity		3,920,912	1,750,619	268,295
Total liabilities and shareholders’ equity		5,364,856	4,271,762	654,676

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(6,610)	(2,698)	(8,620)	(1,321)
Operating loss	(6,610)	(2,698)	(8,620)	(1,321)
Share of losses of subsidiaries and VIEs	(501,396)	(188,962)	(1,951,902)	(299,141)
Interest expense	—	(10,756)	(64,986)	(9,960)
Interest income	18	—	—	—
Net loss attributable to ordinary shareholders	(507,988)	(202,416)	(2,025,508)	(310,422)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	111,590	39,273	(11,519)	(1,765)
Comprehensive loss	(396,398)	(163,143)	(2,037,027)	(312,187)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash generate from/(used in) operating activities	3,132	4,218	(289,910)	(44,430)
Net cash used in investing activities	(41,166)	(1,224,149)	(534,059)	(81,848)
Net cash generated from financing activities	4,249	1,224,514	847,346	129,861
Net (decrease)/increase in cash and cash equivalents	(33,785)	4,583	23,377	3,583
Cash and cash equivalents at beginning of the year	39,135	5,350	9,933	1,522
Cash and cash equivalents at end of the year	5,350	9,933	33,310	5,105

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