Form 20-F
period 2021-12-31
BEST Inc.
filed 2022-04-18
CIK 1709505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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
Zhejiang Province 310013
People’s Republic of China

*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

255,648,452 Class A ordinary shares were outstanding as of December 31, 2021 (including 8,420,063 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2021
47,790,698 Class C ordinary shares were outstanding as of December 31, 2021

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐

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

◻ Yes   ◻ No

BEST INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2021

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“2008 equity and performance incentive plan” are to our equity and performance incentive plan adopted in 2008, as amended;
●	“2017 equity incentive plan” are to BEST Inc. 2017 Equity Incentive Plan adopted in September 2017;
●	“2024 Convertible Notes” are to the 1.75% convertible senior notes due 2024 in an aggregate principal amount of US$200 million that we offered and sold in September 2019 in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933;
●	“2025 Convertible Notes” are to the 4.50% convertible senior notes due 2025 in an aggregate principal amount of US$150 million that we issued and sold in June 2020 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“AGVs” are to automated guided vehicles;
●	“Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;
●	“B2B” are to business-to-business, or commercial transactions between businesses;
●	“B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a consolidated subsidiary of Alibaba Group Holding Limited as of March 31, 2021, as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 27, 2021, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Cloud OFC” or “OFC” are to our cloud-based order fulfillment centers through which we take full responsibility for the optimal allocation of our customers’ inventory;
●	“franchisee partners” are to our direct business partners that operate our Cloud OFCs for BEST Supply Chain Management or service stations on our supply chain service network for BEST Freight and provide related services under our brands;
●	“freight” are to full-truckload and less-than-truckload road transportation services;
●	“freight volume” in any given period are to the tonnage of freight cargo collected by us or our franchisee partners using our waybills in that period;
●	“FTL” are to full-truckload freight services;
●	“hubs” are to large logistics facilities located in major cities in the PRC that are connected by line-haul transportation to most of our other hubs;
●	“LTL” are to less-than-truckload freight services;

●	“membership stores” as of any date are to convenience stores that have registered on our B2B platform Dianjia.com as of that date;
●	“New Retail” are to the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery;
●	“orders fulfilled” in any given period are to the number of orders processed by our self-operated or franchised OFCs, as applicable, which were delivered to intended recipients in that period;
●	“ordinary shares” are to, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.01 per share;
●	“parcel volume” in any given period are to the number of parcels collected by us or our franchisee partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of the PRC;
●	“Smart Supply Chain” are to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to provide the customization, productivity and efficiency needed in the New Retail era, which can be defined by characteristics including data and information visibility to all participants, timely predictions and real-time responses, flexibility, efficiency and integration of supply chain services;
●	“SMEs” are to small and medium enterprises;
●	“sortation centers” are to generally smaller-scale logistics facilities compared to hubs, primarily connected to nearby hubs and other sortation centers by feeder services;
●	“store orders fulfilled” in any given period are to the number of orders placed through Dianjia.com and fulfilled in that period;
●	“swap bodies” are to standard freight containers that can be conveniently mounted on tractors for road transportation;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities” or “VIEs” are to Hangzhou BEST Information Technology Services Co., Ltd. (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.), or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, which are PRC entities owned by PRC legal persons, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; we disposed of Hangzhou BEST Network as part of our sale and transfer of BEST Express to J&T Express China, which sale was completed in December 2021;
●	“we,” “us,” “our company,” “our” and “BEST” are to BEST Inc., our Cayman Islands holding company, and its subsidiaries and variable interest entities, as the context requires; and
●	“WOWO” are to Sichuan Wowo Supermarket Chain Co., Ltd., which we acquired in May 2017.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, and as of December 31, 2020 and 2021.

Our ADSs are listed on the New York Stock Exchange under the symbol “BEST.” Before February 19, 2019, our ADSs were listed on the same stock exchange under the symbol “BSTI.”

In December 2021, we completed the sale of BEST Express, our express delivery business in China, and since then we have started to reflect the historical financial results of BEST Express for the periods prior to the sale in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Express.

Currency Translation and Exchange Rate

We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.3726 = US$1.00, which was the noon buying rate on December 30, 2021 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;
•	our future business development, financial condition and results of operations;
•	trends in the logistics and supply chain industry in China and globally;
•	competition in our industry;
•	fluctuations in general economic and business conditions in China and other regions where we operate;
•	the regulatory environment in which we and companies integral to our ecosystem operate;
•	conditions and events that raise doubt about our ability to continue as a going concern; and
•	assumptions underlying or related to any of the foregoing.

This annual report also contains market data relating to the logistics and supply chain industry in China, including market position, market size, and growth rates of the markets in which we operate, that are based on industry publications and reports. Statistical data in these publications and reports also include projections based on a number of assumptions. The logistics and supply chain industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

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

A.           [Reserved]

B.           Capitalization and Indebtedness

Not required.

C.          Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk Factors

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIEs.

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and tobacco retail business and foreign ownership of Internet information services is subject to restrictions. According to the Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms promulgated by the Ministry of Transport and the State Taxation Administration in 2019, enterprises that operate an internet platform for road freight transport, such as our entities that operate our BEST UCargo business, must satisfy legal requirements regarding operational internet information service such as obtaining their own ICP licenses. Foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center). See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Investment—Foreign Investment in Telecommunication Businesses.” Also, foreign investors are forbidden to invest in wholesale or retail business of tobacco leaves, cigarettes, redried tobacco leaves or other tobacco products.

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services, value-added telecommunications business and tobacco retail business in China, including operation of an internet platform for road freight transport in connection with our BEST UCargo business. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conduct such domestic mail delivery services and value-added telecommunications business in connection with BEST UCargo through Hangzhou BEST Information Technology Services Co., Ltd., the VIE, and its subsidiaries. Our company and BEST Logistics Technology (China) Co., Ltd., or BEST Logistics China, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Information Technology Services Co., Ltd. and its shareholders, and our company and BEST Store Network (Hangzhou) Co., Ltd., or BEST Store Network, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou Baijia Business Management Consulting Co., Ltd. and its shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs and are also obligated to absorb the expected losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with its restrictions on foreign investment in value-added telecommunications business or tobacco retail business, if such restrictions change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIEs. The relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation: (i) revoking the business licenses and/or operating licenses of these entities; (ii) discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIEs, or imposing other requirements with which such entities may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or (v) restricting or prohibiting our use of the proceeds of our initial public offering and convertible senior notes issuances to finance our business and operations in China.

Any of these actions would cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. The enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. If any of the foregoing were to occur, and as a result we were unable to direct the activities of the VIEs, receive the economic benefits from the VIEs and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in China, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

Our contractual arrangements with the VIEs may result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the VIEs without reducing the tax liability of our PRC subsidiaries, which could further result in late payment fees and other penalties to the VIEs for underpaid taxes; or (ii) limiting the ability of the VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with the VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—Variable Interest Entity Contractual Arrangements.” In 2019, 2020 and 2021, 3%, 21% and 27% of our total revenue from continuing operations, respectively, was attributed to the VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by the VIEs. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of the VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of the VIEs to abide by the obligations under such contractual arrangements. Hangzhou BEST IT and Hangzhou Baijia, the two VIEs of ours, is each 50% owned by Wei Chen, a PRC individual who is a relative of Mr. Shao-Ning Johnny Chou, and 50% owned by Lili He, another PRC individual who is a relative of Mr. Shao-Ning Johnny Chou. The interests of Wei Chen, Lili He and Hangzhou Ali Venture Capital Co., Ltd. in their own capacities as the shareholders of the VIEs, as applicable, may differ from the interests of our company as a whole, as what is in the best interests of the VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company, or that conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements with us.

We currently do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter. We believe that we can, at all times, exercise our option under the exclusive call option agreement to cause these shareholders of the VIEs to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by then applicable PRC laws.

In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then-existing shareholders of the VIEs as provided under the shareholder voting rights proxy agreement, directly appoint new directors of the VIEs. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets, licenses and permits that are material to our business operations, including courier service operation permits, ICP licenses and road transportation operation permits. The contractual arrangements contain terms that specifically obligate VIE equity holders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIE equity holders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 28, 2022, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 17.3% of our Class A ordinary shares and 100% of our Class B ordinary shares, representing approximately 46.7% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.4% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our PRC subsidiaries and the VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our PRC subsidiaries and the VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress of China approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist with respect to its interpretation and implementation. The Foreign Investment Law does not specify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under its definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” to foreign investment in a “negative list”. On December 27, 2021, the MOFCOM and the NDRC jointly promulgated the Negative List 2021. If, in the future, our control over the VIEs through contractual arrangements were deemed as foreign investment, and if the VIEs are engaged in any business which is “restricted” or “prohibited” to foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

Political tensions between the U.S. and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with two major Chinese internet technology companies and their respective subsidiaries, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, and the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Such rules provide, among others, that Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to foreign laws or measures; and the MOFCOM may issue prohibition orders contravening such non-Chinese laws or measures after confirmed by a designated working mechanism. Disobedience with such prohibition orders may be subject to warning, order to rectify and fines. Rising political tensions between China and the U.S. could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

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

Risks Related to Doing Business in the People’s Republic of China

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such action, once taken by the PRC government, could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

While the PRC economy has experienced significant growth in the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct securities offerings overseas and/or allow any foreign investments in issuers with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as our company, at any time, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

In addition, the Anti-Monopoly Law requires that the anti-trust governmental authority, such as Anti-monopoly Bureau of the SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. The Anti-monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector on February 7, 2021, which specifically provides that concentration of undertakings involving VIEs shall be subject to anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, the entity conducting the concentration shall report such concentration to the anti-monopoly law enforcement agency under the State Council in advance. On November 15, 2021, we received from the SAMR an administrative penalty decision imposing a fine of RMB 500,000 on us as a result of our failure to report concentration of undertaking in connection with Hangzhou BEST Network’s acquisition of shares of WOWO in 2017. We have made full payment of the penalty and we do not expect further penalty from the SAMR in connection with this matter. However, our other prior concentration of undertaking (whether by ourselves, our subsidiaries or through the VIEs) that meet the criteria for declaration may be subject to a reporting requirement, and in the future we may be subject to penalties including but not limited to fines if we fail to comply with such requirement.

The new regulations, such as Measures for the Security Review of Foreign Investment, also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or Anti-monopoly Bureau of the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Overseas Listing and M&A Rules” and “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Investment—Foreign Investment Security Review.”

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIEs and their subsidiaries. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the filing with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or the SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved. Any medium or long term loan to be provided by us to the VIEs must be filed with the National Development and Reform Commission, or the NDRC, and the SAFE or its local branches in advance. We may not obtain these governmental approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our initial public offering and convertible senior notes issuances and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or the VIEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and convertible senior notes issuances and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt and interest we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

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

Under the PRC Enterprise Income Tax Law and its implementing rules issued by the State Council, a 10% PRC withholding tax, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

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

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from or for our onshore subsidiaries or the VIEs. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the VIEs.

The audit reports included in this annual report is prepared by an auditor who has not been inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to fully conduct inspections without the approval of the Chinese authorities, our auditors have not been inspected by the PCAOB. Furthermore, the PRC Securities Law, which became effective in March 2020, has in principle prohibited organizations or individuals from providing documents and materials relating to securities business activities to overseas parties, such as the PCAOB, without the consent of the competent PRC securities regulators and relevant authorities. According to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit such company’s securities from being traded on any of the U.S. national securities exchanges, such as NYSE and NASDAQ Stock Market, or in the U.S. “over-the-counter” markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements under the HFCA Act. On December 2, 2021, the SEC announced that it had adopted final amendments to its rules implementing the HFCA Act, thereby finalizing the interim final rules that it had adopted in March 2021, with two modifications to clarify application of the requirements to variable interest entities, and to require tagging of information such as auditor name and location. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 as final, and on November 5, 2021, the SEC announced that it had approved PCAOB Rule 6100, giving it immediate effect. Accordingly, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. On December 16, 2021, pursuant to the HFCA Act the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our ADSs may be prohibited from trading or delisted from the NYSE. As of the date of this annual report, our company has not been identified by the SEC has having a “non-inspection” year. However, there can be no assurance that we will not be identified as such by the SEC in the future. There also can be no assurance that, once we have a “non-inspection” year, we or our auditor will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will be able to continue to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ Stock Market, or that you will be allowed to continue to trade our shares or ADSs. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

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

Risks Relating to Our Business and Industry

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.

We received a letter from the New York Stock Exchange, or the NYSE, in January 2022, notifying our company that we were not in compliance with applicable price criteria in the NYSE’s continued listing standards because the average closing price of our American Depositary Shares, or the ADSs, was less than US$1.00 per ADS over a consecutive 30 trading-day period. We notified the NYSE in January 2022 of our intent to cure the deficiency and regain compliance with the minimum share price requirement. Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, we have a cure period of six months following receipt of the NYSE’s notice, or until July 2022, to regain such compliance.

If we fail to regain compliance with NYSE’s continued listing standards before July 2022, our ADSs will be delisted from the NYSE. There can be no assurance that the NYSE will not commence suspension and delisting procedures for our ADSs earlier and before the expiration of the six-month cure period. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

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

We compete with total supply chain solution providers. As our operations encompass a broad range of areas, certain service lines may also face competition from other service providers in China, including supply chain management service providers, freight service providers, SaaS software service providers and logistics brokers. As we continue to expand our local express delivery and other services in certain Southeast Asian countries, we also face intense competition from both international and local service providers. In addition to established players, we face competition from new market entrants. Increased competition may lead to a loss of market share, increasing difficulty in launching new service offerings, reduction in revenue or increase in loss, any one of which could harm our business, financial condition and results of operations.

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

We incurred net losses of RMB219.1 million, RMB2,051.2 million and net income of RMB209.6 million (US$32.9 million) in 2019, 2020 and 2021, respectively, including net loss of RMB412.4 million, RMB1,028.4 million and RMB1,263.9 million (US$198.3 million) from our continuing operations and net income of RMB193.3 million, net loss of RMB1,022.8 million and net income of RMB1,473.5 million (US$231.2 million) from our discontinued operations comprising BEST Express, which we sold in late 2021, and our Store+ business, which we wound down by the end of 2020. In addition, we do not have a stable history of positive cash flows from operating activities. Although we generated net cash from operating activities (including continuing and discontinued operations) in the amounts of RMB852.8 million in 2019, we used net cash in operating activities (including continuing and discontinued operations) in the amount of RMB231.2 million and RMB 2,804.0 million (US$440.0 million) in 2020 and 2021, respectively, primarily due to the increase in net loss (including continuing and discontinued operations). The significant increase in net loss and pressure on our operating cash flow in 2021 was primarily due to the negative impact of COVID-19 in 2021 and intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices we can charge for our express and freight delivery services. These adverse conditions may indicate there is substantial doubt about our ability to continue as a going concern. Our management has developed the following plans to improve these conditions, including, to (i) implement various measures in our strategic refocusing plan which includes completion of the sale of BEST Express in late 2021 and suspension of the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future; (ii) realign our businesses to adapt to the evolving, competitive market conditions and execute additional measures to manage and reduce our costs and expenditures to better improve operating cash flows; and (iii) seek other strategic alternatives in certain business segments or raise additional financing in the near term. However, there is uncertainty as to whether, and there can be no assurance that our strategic refocusing plan and other aforesaid plans, even if they are successfully executed, will generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern. Such uncertainty is due to, among other things, the unpredictability of the continued impact of the COVID-19 outbreak on the PRC and global economy. Although we have achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in the first quarter of 2021 for certain business segments, if we are unsuccessful in our efforts or are unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020, the abovementioned suspension of certain lease services under BEST Capital, and the sale of BEST Express in late 2021. For more details about our liquidity and cash position, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included elsewhere in this annual report have been prepared assuming that we will continue to operate as a going concern. However, in light of the aforesaid adverse conditions, and despite our plans to address or improve these conditions, there can be no assurance that we will be able to continue as a going concern.

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

Our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful, although our total revenue from continuing operations increased from RMB10,481.0 million in 2019 to RMB10,528.2 million (US$1,652.1 million) in 2020, and increased to RMB11,425.8 million (US$1,793.0 million) in 2021.

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

Our businesses are affected by seasonality experienced in the consumer retail and logistics and supply chain industries. We typically experience a seasonal surge in sales in our freight e-commerce parcel operations during the fourth quarter of each year as a result of stronger sales in connection with the Singles’ Day and December 12 promotions, which may impose challenging resource and capacity demands on our business operations. Activity levels across our business lines are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, as consumer spending levels and shipment levels tend to be weaker.

Seasonality also makes it challenging to forecast demand for our services, as freight and supply chain management sales volumes can vary significantly and unexpectedly. We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimates of demand. Failure to meet demand associated with the seasonality in a timely manner may adversely affect our financial condition and results of operations.

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

We utilize franchisee partners to conduct certain aspects of our business. As of December 31, 2021, we had approximately 18,938 franchisee partners in China. We also have franchisee partners in certain Southeast Asian countries where we operate local express delivery networks, such as Thailand, Vietnam, Singapore and Cambodia. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

We have a limited history in providing BEST UCargo and BEST Global services, which were launched or significantly expanded in the last few years. While these service lines have experienced rapid expansion, we cannot assure you that we will be able to continue their expansion or successfully address any future problems or issues, nor can we assure you that they will ultimately become profitable. To reduce cash outflows and reallocate resources to our core businesses, by the end of 2020, we wound down our BEST Store+ business and have since then started to account for BEST Store+ as discontinued operations. In addition, by the end of 2021, we sold BEST Express; accordingly, BEST Express has been deconsolidated from our company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations. We expect to continue to adjust our existing operating model and explore new operating models for these service lines which may subject us to further uncertainties and negative effects on our overall business and results of operations. As we intend to grow the scale of these service lines, we may incur significant ramp-up costs to support such growth, which may negatively affect our profitability, particularly if we are unable to achieve economies of scale. We may not be able to recoup all or any of our investments made in these businesses. In addition to organically growing these service lines, we may seek to expand them through strategic acquisitions, which would subject us to additional risks. See “—Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.”

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we may grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 28, 2022, we had in aggregate outstanding options with respect to 2,683,345 ordinary shares and outstanding restricted share units with respect to 8,555,072 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. As of February 28, 2022, we had issued options to purchase 40,614,340 ordinary shares of BEST Asia Inc. to certain employees under the BEST Asia Plan.

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

Our business requires a substantial number of personnel. Labor costs comprised 13.6%, 15.6% and 13.5% of our total cost of revenue from continuing operations in 2019, 2020 and 2021, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2021, over 17,304 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our brand name in Chinese, “百世,” means hundreds of generations. We believe that our BEST brand name and our other brands stand for long-term commitment, comprehensive and high-quality service, reliability and efficiency, and are part of our most important and valuable assets. We have registered our major trademarks critical to our business in Chinese with the relevant PRC authorities, including “百世” (BEST), “百世物流” (BEST Logistics), “百世供应链” (BEST Supply Chain), “百世快运” (BEST Freight), “百世国际” (BEST Global), “百世金融” (BEST Capital) and “百世优货” (BEST UCargo). We have also used and registered our various trademarks in other jurisdictions. Our brands and reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) such as accidents, customer service mishaps or noncompliance with laws relating to activities by our franchisee partners, service providers, contractors or agents, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and certain other recently promulgated rules and regulations (i.e. the Regulations on the Protection of the Security of Critical Information Infrastructure, which became effective on September 1, 2021) impose data security and privacy obligation on entities involved in data activities, which may vary based upon the importance of data and the harm it may cause. We mainly engage in logistics and ancillary business and our business operation generally involve data related to logistics business operation. Such data have not been specifically categorized as important data or core data as by the PRC Data Security Law. As of the date of this annual report, we are not the operator of critical information infrastructure under the Regulations on the Protection of the Security of Critical Information Infrastructure. We believe that the PRC Data Security Law would not impose any substantial difficulties on us. However, we could not rule out the possibility that our data may be deemed as important data/core data or we may be deemed to be a critical information infrastructure operator, which would subject us to additional supervisory requirements. Any incompliance on such additional supervisory requirements may subject us to fines, order to rectify, suspension of users registration, revocation of business certificate and other penalties, which may have material adverse effect on our business, operations and financial condition as well as the price of our securities. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security.”

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The PRC Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Cybersecurity Review is conducted by an office under the Cyberspace Administration of China, or the CAC, pursuant to the Cybersecurity Review Measures, which became effective on June 1, 2020. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. On December 28, 2021, the CAC, the NDRC, the SAMR, the MIIT and certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. The revised Cybersecurity Review Measures provides that operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security shall file for cybersecurity review with the Cybersecurity Review Office under the CAC. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities nor do we expect that current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations, and we have not received any inquiry, notice, warning, or sanction in such respect. However, the scope of network products or data processing activities that affect or may affect national security is still unclear, and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security.”

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding business services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security.”

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity as of the date of this annual report. However, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security.”

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

Our business expansion requires a substantial amount of capital. In 2019, 2020 and 2021, we incurred capital expenditures for our continuing operations of RMB200.4 million, RMB311.0 million and RMB160.0 million (US$25.1 million), respectively, representing purchases of property and equipment. We have incurred substantial costs to launch and ramp-up new service offerings as well as to expand geographically and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs. Further, we may encounter development delays and excess development costs.

We have historically funded our operations by issuance of equity or equity-linked securities (including convertible senior notes), redeemable convertible preferred shares, asset-backed securities and short-term and long-term bank borrowings. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

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

We and our franchisee partners are required to hold a number of licenses and permits in connection with our business operation including, but not limited to, with respect to our China businesses, road transportation operation permit and the value-added telecommunication service license concerning Internet information service, or the ICP license.

Under PRC laws, an enterprise engaging in road freight transportation is required to obtain a road transportation operation permit from the relevant county-level road transportation administrative bureau, unless such enterprise is engaging in general cargo transportation with a general cargo vehicle weighing 4,500 kilograms or less. If an enterprise engaging in road freight transportation intends to establish a branch, it is required to make a filing with the local road transportation administrative bureau where the branch is to be established. While two of our PRC subsidiaries are engaging in road freight transportation, and both subsidiaries have obtained their road transportation operation permits, we are in the process of renewing the filings for some of the branches, and if we cannot complete the renewal in a timely manner, these branches may be subject to business suspension and other penalties.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by the MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with the MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Freight and Cloud OFC services as of December 31, 2021, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2021, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

In addition, our franchisee partners have full discretion over their daily operations and make localized decisions with respect to their facilities, vehicles and hiring and pricing strategies. Their operations are regulated by various PRC laws and regulations, including local administrative rulings, orders and policies that are pertinent to their localized freight delivery business and retail business. For example, local regulations may specify the models or types of vehicles to be used in pickup and delivery services or require the franchisee partners to implement heightened safety screening procedures, which could materially drive up the operating costs and impact the delivery efficiency of the pickup and delivery outlets.

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

As of December 31, 2021, some lessors of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2021, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. While the RMB depreciated approximately 5.7% and 1.5%, respectively, against the U.S. dollar in 2018 and 2019, the RMB appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event in China and elsewhere could materially impact our business. For example, in July 2021, the operations of the hubs and sortation centers for our Freight business were impacted by severe flooding in Zhengzhou, Henan Province, which led to a decrease in freight volume due to backlogs. Furthermore, from September to December 2021, government-mandated electrical power outages in China led to temporary closures of our sortation centers, which then struggled with resulting decreases in volume. As the COVID-19 was ongoing in 2021, deliveries for our freight and supply chain businesses were affected by driver absences, due to COVID-19 infections and quarantine, as well as by road closures as part of transportation control policies implemented by the government in response to COVID-19 outbreaks. As the COVID-19 outbreak has further spread outside China, there have been COVID-19 flare ups in China as well as globally due to the Delta and Omicron variants, and the future course of the COVID-19 outbreak remains uncertain, we are unable to quantify or predict the magnitude of COVID-19’s impact on our operations and financial condition going forward. As a result of the on-going COVID-19 outbreak, our operations may again slow down or be suspended. Our business could be materially and adversely affected in the event that the slowdown or suspension continues for a prolonged period. COVID-19 may affect our results of operations in a manner that is presently unknown to us and/or cannot be reasonably anticipated by us. If any of our employees are suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any continuing outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our business premises or otherwise disrupt our business operations and adversely affect our results of operations.

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

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Risks Related to Our ADSs

Trading in our ADSs may be prohibited under the HFCA Act.

On December 16, 2021, pursuant to the HFCA Act the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP. See “—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this annual report is prepared by an auditor who has not been inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.” Accordingly, trading in our ADSs may be prohibited under the HFCA Act, and the NYSE may determine to delist our ADSs as a result. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 28, 2022, we had 397,514,399 ordinary shares outstanding, comprising 255,648,452 Class A ordinary shares (including 7,909,938 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 184,730,333 Class A ordinary shares represented by ADSs (including 7,909,938 ADSs held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, as of the date of this annual report, our 2024 Convertible Notes are convertible into 28,368,800 ADSs representing a total of 28,368,800 Class A ordinary shares at any time at the option of the holders thereof, and our 2025 Convertible Notes are convertible into 24,715,957 representing a total of 24,715,957 Class A ordinary shares at any time at the option of the holders thereof. Subject to applicable Rule 144 restrictions or additional registration under the Securities Act, the ADSs converted from the convertible notes may be freely traded in the public market. The affiliate of Alibaba who is the current holder of the 2025 Convertible Notes has registration rights with respect to the ADSs or Class A ordinary shares convertible from the 2025 Convertible Notes in accordance with the terms of the 2025 Convertible Notes.

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

Our ordinary shares and ADSs are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs that have substantive business operations in China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands with no business operations. Substantially all of our assets are located outside the U.S. Our business is mainly conducted through our wholly-foreign owned enterprises and the VIEs in the PRC. We do not and are not, and holders of our ordinary shares and ADSs do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs as current PRC laws and regulations restrict foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business. As a result, we provide the services that may be subject to such restrictions in the PRC through the VIEs, and we operate our businesses in the PRC through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—Variable Interest Entity Contractual Arrangements.” Our ordinary shares and ADSs are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs. In addition, all of our directors and executive officers and the experts named in this annual report reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against them in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a corporate governance and nominating committee consisting entirely of independent directors; (iii) have regularly scheduled executive sessions with only independent directors each year; or (iv) have a minimum of three members on our audit committee. We rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2021, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of our assets. Therefore, any such fluctuations may affect our PFIC status.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We disposed of Hangzhou BEST Network as part of our sale and transfer of BEST Express to J&T Express China, which sale was completed in December 2021.

The relationship between us and the VIEs as illustrated in this diagram is governed by contractual arrangements and does not constitute equity ownership.

BEST Inc. (Cayman Islands)
BEST Capital Inc. (Cayman Islands)
BEST Capital Holding Limited. (British Virgin Islands)
BEST Capital Management Limited. (Hong Kong)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.
BEST Store Network Limited (Cayman Islands)
BEST Store Network Holding Limited. (British Virgin Islands)
BEST Store Network Management Limited. (Hong Kong)
BEST Store Network (Hangzhou) Co., Ltd.
VIE Equity Holders(1)
Hangzhou Baijia Business Management Consulting Co., Ltd.
Eight Hundred Logistics Technologies Corporation (British Virgin Islands)
BEST Logistics Technologies Limited (Hong Kong)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.(4)
Zhejiang BEST Technology Co., Ltd.(2)
VIE Equity Holders(1)
Hangzhou BEST Information Technology Services Co., Ltd. [the "VIE"]
BEST Logistics Technologies (China) Co., Ltd.(3)
(5)
(6)
(7)
(8)
(9)
Solid Line: Equity Interest (all 100% unless otherwise indicated)
Dashed line: Contractual arrangements
Dotted Line: Contractual arrangements
Dashed line: Contractual arrangements
Legend
Outside China
Inside China

Notes:

(1) Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou, hold 50%, and 50%, respectively, equity interest in the VIE.

(2) Primarily involved in the provision of BEST Cloud services.

(3) Primarily involved in the provision of BEST Supply Chain Management and BEST Freight.

(4) Primarily involved in the provision of BEST Supply Chain Management services.

(5) Shareholders' Voting Rights Proxy Agreement; Exclusive Call Option Agreement.

(6) Shareholders' Voting Rights Proxy Agreement; Exclusive Call Option Agreement.

(7) Shareholders' Voting Rights Proxy Agreement; Exclusive Call Option Agreement.

(8) Loan Agreements; Exclusive Call Option Agreement; Shareholders' Voting Rights Proxy Agreement; Equity Pledge Agreement.

(9) Exclusive Technical Services Agreement; Exclusive Call Option Agreement; Shareholders' Voting Rights Proxy Agreement; Equity Pledge Agreement.

Variable Interest Entity Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in the PRC, provide the services that may be subject to such restrictions in the PRC through Hangzhou BEST IT Information Technology Services Co., Ltd., or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, the VIEs, all of which are incorporated in the PRC and 100% owned by PRC legal persons. Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou, each holds 50% equity interest in each of Hangzhou BEST IT and Hangzhou Baijia.

The currently effective contractual arrangements by and among us, our wholly-owned PRC subsidiaries, the VIEs, and the VIEs’ shareholders include (i) certain equity pledge agreements, shareholders’ voting rights proxy agreements, exclusive call option agreements and certain loan agreements, which provide us with effective control over the VIEs; (ii) certain exclusive technical services agreements, which allow us to receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries. As a result of our contractual arrangements with the VIEs and their shareholders, we are the primary beneficiary of the VIEs, and, therefore, include the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. The enforceability of the agreements under the contractual arrangements has not been tested in a court of law. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

Certain subsidiaries of Hangzhou BEST IT have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with our BEST UCargo business.

We generated 27% of our revenue from continuing operations through the VIEs for the year ended December 31, 2021. The following is a summary of the contractual arrangements that provide us with effective control of the VIEs and their respective subsidiaries and that enable us to receive substantially all of the economic benefits from their operations.

Contracts that give us effective control of Hangzhou BEST IT

Loan Agreement

BEST Logistics China entered into a loan agreement with Wei Chen and Lili He in 2020, which replaced the original loan agreement entered into in 2019. Pursuant to this loan agreement, BEST Logistics China has granted an interest-free loan to each of Hangzhou BEST IT’s equity holders, which may only be used for the purpose of a capital contribution to Hangzhou BEST IT. BEST Logistics China agreed not to ask the Hangzhou BEST IT’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou BEST IT’s equity holders undertook, among others, not to transfer any of its equity interests in Hangzhou BEST IT to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou BEST IT to BEST Logistics China or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST Logistics China relinquishes its rights under the relevant loan agreements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among us, BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, Hangzhou BEST IT’s equity holders have granted BEST Logistics China and us, or a party designated by us or BEST Logistics China, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou BEST IT at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou BEST IT has further granted BEST Logistics China and us, or a party designated by us or BEST Logistics China, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At our sole discretion, we have the right to decide whether the option and other rights granted under the agreement will be exercised by us, BEST Logistics China or a party designated by us. Each of Hangzhou BEST IT’s equity holders may not, among other things, transfer any part of their equity interests to any party other than to us or BEST Logistics China, or a party designated by us or BEST Logistics China, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou BEST IT, terminate or cause to terminate any material contracts of Hangzhou BEST IT, or cause Hangzhou BEST IT to declare or distribute profits, bonuses or dividends. We are obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou BEST IT in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and BEST Logistics China are not entitled to request repayment if Hangzhou BEST IT or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or BEST Logistics China, or a party designated by us or BEST Logistics China, or if we or BEST Logistics China unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou BEST IT and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among us, BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, each of Hangzhou BEST IT’s equity holders has irrevocably authorized any person designated by BEST Logistics China, with our consent, to exercise its rights as an equity holder of Hangzhou BEST IT in a manner approved by us, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou BEST IT.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, the relevant equity holders of Hangzhou BEST IT have pledged all of their equity interests in Hangzhou BEST IT as a continuing first priority security interest in favor of BEST Logistics China to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou BEST IT and/or its equity holders under the other contractual arrangements. BEST Logistics China is entitled to exercise its right to dispose of the pledged interests held by Hangzhou BEST IT’s equity holders in the equity of Hangzhou BEST IT and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables us to receive substantially all of the economic benefits from Hangzhou BEST IT

Exclusive Technical Services Agreement

On October 23, 2019, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) entered into an exclusive technical services agreement with BEST Logistics China, pursuant to which BEST Logistics China provides exclusive technical services to Hangzhou BEST IT. In exchange, Hangzhou BEST IT pays a service fee to BEST Logistics China that is based on a predetermined formula based on the financial performance of Hangzhou BEST IT. During the term of this agreement, BEST Logistics China is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou BEST IT. BEST Logistics China will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST Logistics China notifies Hangzhou BEST IT of its intent not to renew with at least three months’ prior notice. BEST Logistics China is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou BEST IT is not entitled to unilaterally terminate this agreement under any circumstances.

Contracts that give us effective control of Hangzhou Baijia

Loan Agreement

BEST Store Network entered into a loan agreement with Wei Chen and Lili He in 2020, which agreement was terminated in November 2021 to facilitate the sale of WOWO. After we completed the sale of WOWO, BEST Store Network then reentered into the same form of loan agreement with Wei Chen and Lili He in December 2021. Pursuant to this loan agreement, BEST Store Network has granted an interest-free loan to each of Hangzhou Baijia’s equity holders, which may only be used for the purpose of a capital contribution to Hangzhou Baijia. BEST Store Network agreed not to ask Hangzhou Baijia’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou Baijia’s equity holders undertook, among others, not to transfer any of its equity interests in Hangzhou Baijia to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou Baijia to BEST Store Network or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST Store Network relinquishes its rights under the relevant loan agreements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among us, BEST Store Network, Hangzhou Baijia and its equity holders, dated December 15, 2021, Hangzhou Baijia’s equity holders have granted BEST Store Network and us, or a party designated by us or BEST Store Network, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou Baijia at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou Baijia has further granted BEST Store Network and us, or a party designated by us or BEST Store Network, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At our sole discretion, we have the right to decide whether the option and other rights granted under the agreement will be exercised by us, BEST Store Network or a party designated by us. Each of Hangzhou Baijia’s equity holders may not, among other things, transfer any part of their equity interests to any party other than to us or BEST Store Network, or a party designated by us or BEST Store Network, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou Baijia, terminate or cause to terminate any material contracts of Hangzhou Baijia, or cause Hangzhou Baijia to declare or distribute profits, bonuses or dividends. We are obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou Baijia in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and BEST Store Network are not entitled to request repayment if Hangzhou Baijia or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or BEST Store Network, or a party designated by us or BEST Store Network, or if we or BEST Store Network unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou Baijia and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among us, BEST Store Network, Hangzhou Baijia and its equity holders, dated December 15, 2021, each of Hangzhou Baijia’s equity holders has irrevocably authorized any person designated by BEST Store Network, with our consent, to exercise its rights as an equity holder of Hangzhou Baijia in a manner approved by us, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou Baijia.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Store Network, Hangzhou Baijia and its equity holders, dated December 15, 2021, the relevant equity holders of Hangzhou Baijia have pledged all of their equity interests in Hangzhou Baijia as a continuing first priority security interest in favor of BEST Store Network to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou Baijia and/or its equity holders under the other contractual arrangements. BEST Store Network is entitled to exercise its right to dispose of the pledged interests held by Hangzhou Baijia’s equity holders in the equity of Hangzhou Baijia and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables us to receive substantially all of the economic benefits from Hangzhou Baijia

Exclusive Technical Services Agreement

On May 13, 2020, Hangzhou Baijia entered into an exclusive technical services agreement with BEST Store Network, which agreement was terminated in November 2021 to facilitate the sale of WOWO. After we completed the sale of WOWO, BEST Store Network then re-entered into the same form of exclusive technical services agreement with Wei Chen and Lili He in December 2021. Pursuant to this agreement, BEST Store Network provides exclusive technical services to Hangzhou Baijia. In exchange, Hangzhou Baijia pays a service fee to BEST Store Network that is based on a predetermined formula based on the financial performance of Hangzhou Baijia. During the term of this agreement, BEST Store Network is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou Baijia. BEST Store Network will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST Store Network notifies Hangzhou Baijia of its intent not to renew with at least three months’ prior notice. BEST Store Network is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou Baijia is not entitled to unilaterally terminate this agreement under any circumstances.

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

In March 2018, Xinyuan Financial Leasing (Zhejiang) Co., Ltd., which operates our BEST Capital business, was transferred from BEST Logistics Technologies Limited to BEST Capital Management Limited. We conduct our businesses mainly through our wholly-foreign owned enterprises and the VIEs in China. See “—Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

In October 2021, we agreed to sell BEST Express to J&T Express Co., Ltd, or J&T Express China. The sale closed and was completed in December 2021. Since then, BEST Express has been deconsolidated from the Company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations.

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

Sale of WOWO

In November 2021, we completed the sale of WOWO by Hangzhou Baijia Business Management Consulting Co., Ltd., a variable interest entity, to Chongqing Lawson Convenience Store Co., Ltd., for a cash consideration of RMB250 million (US$39.2 million).

Sale of BEST Express

In October 2021, we agreed to sell BEST Express, our express delivery business in China, to J&T Express Co., Ltd., or J&T Express China, at approximately RMB6.8 billion (US$1.1 billion) enterprise value. The sale did not include any of our other businesses, namely, Supply Chain Management, Freight, UCargo and Global. The sale closed and was completed in December 2021, following approval by relevant regulatory agencies of the definitive agreement entered into by the parties. The final transaction was completed pursuant to the terms of the agreement, and BEST Express was transferred to J&T Express China. Since December 2021, BEST Express has been deconsolidated from our company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations. The share and asset purchase agreement entered into by the parties has been incorporated by reference in this annual report as exhibit 4.31.

B.Business Overview

Overview

We are a leading integrated Smart Supply Chain service provider in China. Our multi-sided platform combines integrated logistics and supply chain services, last-mile services, value-added services and proprietary technology infrastructure. Our integrated logistics and supply chain services encompass B2B and B2C supply chain management, less-than-truckload delivery, cross-border supply chain management, Southeast Asia local delivery, and a real-time bidding platform to source truckload capacity. Our last-mile services include online merchandise sourcing and store management for convenience stores as well as B2C services. In addition, we provide value-added services to support our ecosystem participants and help them grow. BEST Cloud, our proprietary technology platform that seamlessly connects our systems with those of our ecosystem participants, is the backbone that powers our integrated services and solutions.

We believe we are well positioned to transform the logistics and supply chain industry in China and capture growth opportunities in the New Retail era, which is the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery.

In December 2021, we completed the sale of BEST Express, our express delivery business in China, and since then we have started to reflect the historical financial results of BEST Express for the periods prior to the sale in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Express.

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Freight: We achieved a 58% CAGR in freight volume between 2012 and 2021. Our nationwide freight network covers 100% of China’s provinces and 100% of China’s cities as of December 31, 2021.

BEST Supply Chain Management: Since its establishment, BEST Supply Chain has always integrated the “gene” of scientific and technological innovation into the development of enterprises, constantly innovating business models, using information technology, artificial intelligence and big data to build comprehensive online and offline logistics services and supply chain service capabilities. We are committed to establishing a more intelligent and efficient supply chain through the innovation of technology and business model in order to provide our customers with full-link digital and intelligent solutions and landing services from the finished product to the end delivery.

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

BEST UCargo: We have built a real-time bidding platform to source truckload capacity from independent transportation service providers and agents. As of December 31, 2021, the BEST UCargo platform had over 429,187 registered drivers over 29 provinces in China.

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

Our Asset-Light Business Model

We operate an asset-light business model. We lease premises for our network facilities and outsource the majority of our transportation needs to third-party service providers. In addition, we franchise almost all of our service stations in our freight network and the majority of our Cloud OFCs. Our franchisee partners are responsible for investing in their own operations and have strong local expertise and proximity to customers, which allows us to expand our network rapidly while optimizing our level of capital investment. As of December 31, 2021, we had approximately 9,888 franchisee partners in China who operated over 67,200 service stations in our freight network and 358 franchised Cloud OFCs in China.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 595 professionals including software engineers and other technology specialists.

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

We help merchants manage inventory, optimize their procurement and select merchandise with our big data analytics. We also apply big data analytics to optimize operations of our freight service networks, including analysis of delayed deliveries and targeted service improvements, load rate, and sort operations. Our big data analytics systems also aid in the calculation of labor costs in our hubs and sortation centers based on processing volumes, which has been important in controlling our costs. Our hubs and sortation centers use this information in planning their daily operations. We expect to utilize big data analytics in the development of new value-added services and to manage our financial and operating risks. We have also internally developed XingNG, a data bus that can support billions of data exchanges between system components on a daily basis.

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

Machine Learning and Artificial Intelligence

We have deployed AI and machine learning technology to produce valuable insights using the massive amount of data collected by BEST Cloud. The following examples illustrate the role AI and machine learning play in our business:

●	Sorting operations. Our internally developed, patented smart sorting technology is able to learn to recognize non-standard addresses and maps international express parcels (excluding China) to appropriate service stations at an accuracy rate of over 99.99% and at a rate of two milliseconds per address. Traditionally, mapping of these non-standard addresses required manual processing and extensive local knowledge.
●	Station monitoring. Using machine learning technology, we are able to generate a station performance index for BEST Freight franchisee partners using operating data in our system. With this index, we are able to identify at-risk service stations, address related issues and maintain the stability and service quality of our network.
●	Inventory planning. Based on predicted order volume and inventory operational cost, our AI technology calculates estimated replacement volumes of goods needed at our Cloud OFCs to increase operational efficiency.
●	Shipment planning. Based on the dimensions, weights, destinations and shipping times entered into our system, AI-powered planning technology can automatically assign vehicles and routes to reduce delivery costs.
●	Performance tracking. By applying machine learning technology to data from the thousands of routes in our network, we are able to evaluate driver performance and estimate vehicle arrival times to optimize transportation resource allocation.

Data and Service Integration

BEST Cloud weaves information collected through the millions of endpoints and from our application and technology layers with the capabilities available across our ecosystem to create smart solutions. For example, data collected from our Thunder () routing engine is used to optimize route planning for BEST Freight which allows it to provide on-time delivery while reducing costs. Transportation service providers are able to use the BEST UCargo mobile application to bid on truckload jobs, which may be sourced from our BEST Freight franchisee partners.

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

Asset-Light Business Model

We are an asset-light company. We lease facilities used in our operations and outsource the majority of our transportation needs to third-party service providers. We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. For BEST Supply Chain Management, we operate large scale Cloud OFCs in tier 1 and tier 2 cities and franchise the rest. For BEST Freight, we directly operate all of the hubs and sortation centers at provincial, city and district levels, as well as certain strategic service stations at street levels and franchise the majority of service stations. As of December 31, 2021, our franchisee partners operated 59.9% of our Cloud OFCs and 98% of our service stations for BEST Freight.

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

Relationship with Our Franchisee Partners

As of December 31, 2021, we had approximately 9,888 franchisee partners in China. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

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

As of December 31, 2021, we had a team of 408 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

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

BEST Freight

Our total freight volume increased from 6,980 thousand tonnes in 2019 to 9,218 thousand tonnes in 2021, representing a CAGR of 14.92%. Our nationwide freight network covers 100% of China’s cities as of December 31, 2021.

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

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2019	2020	2021
Number of Cloud OFCs:
Self-Operated	108	82	78
Franchised	293	358	350
Total	401	440	428
GFA of Cloud OFCs (‘000 sq m)	3,253	3,546	3,221
Number of total orders fulfilled (‘000)(1)	356,905	433,224	448,202
Self-Operated	198,914	218,554	179,925
Franchised	157,990	214,670	268,276

Note:

(1)	Includes orders fulfilled by franchised Cloud OFCs.

BEST Supply Chain Management services

BEST Supply Chain has a full-scenario integrated logistics service system, which can integrate omni-channel supply chain management, warehousing services, LTL and vehicle express, terminal distribution, cross-border e-commerce logistics, and supply chain information services. We provide customers with comprehensive digital, intelligent, customized, one-stop integrated supply chain solutions, and are a reliable provider of intelligent supply chain solutions and services.

BEST Supply Chain Management services include the following categories:

●	Digital and intelligent supply chain solutions and information services.

We insist on using technology to promote the transformation of logistics and supply chain industries. After more than ten years of development and accumulation, we have created a digital and intelligent supply chain system cluster "Skynet" (EM, OMS, TMS, WMS and other logistics systems) with omni-channel coverage, and a "ground network" consists of Cloud OFCs, cloud transportation network and freight network. We target to provide customers with efficient digital information services and full-link digital solutions, relying on "information technology + network service".

For the logistics operation layer, we can realize digital operations and real-time data collection of the whole process; for the operation management layer, the omni-channel management system is opened to realize data interactive application; for the decision-making layer, we can use big data and algorithm models to realize the scientific layout of the supply chain, improve forecasting and planning accuracy, and improve production and sales coordination. Based on big data analysis, we can also provide customers with more intelligent decision, which can meet the personalized needs of enterprises and merchants in all scenarios, and help enterprises to achieve intelligent management in all aspects of production, distribution and marketing.

●	The application of advanced technology in logistics industry--- supply chain (transportation) paperless blockchain solution

To solve the problem of fetching paper documents slowly and of difficulty in settlement in the process of transportation business, BEST Supply Chain builds up the BEST Supply Chain blockchain certification platform by taking the advantages of the fully-developed TMS system combined with blockchain technology so that BEST Supply Chain can achieve the goal to apply the paperless transactions through the whole chain and to provide top-notch customer service. The supply chain (transportation) blockchain solution greatly reduces the printing cost and makes transportation management environmentally friendly, green, convenient and efficient; with that said, we endeavor to achieve carbon peak and carbon neutrality practice. BEST Supply Chain plays a role model for the development of green logistics in the supply chain industry. As the first company to apply blockchain technology to logistics scenarios domestically, we have applied for related patents of this technology.

●	BEST Cloud Warehouse

BEST Cloud Warehouse is a professional warehouse and distribution integrated service brand under BEST Supply Chain. It mainly relies on the nationwide warehouse and distribution network system, integrates and manages transportation and express resources, and applies the self-developed digital supply chain system to provide customers with omni-channel integrated logistics services for all-scenario warehousing and distribution.

As the core product of BEST Supply Chain, BEST Cloud Warehouse has been deeply involved in beauty, shoes and apparel, fast-moving consumer goods and other industries for many years since its establishment in 2013, and continue to deepen the layout of the warehouse network across the country, to provide customers with warehouse services such as self-operated warehouses, franchised warehouses, and collaborative warehouses to meet the needs of warehouse distribution services in different scenarios and levels. With the support of cloud-based WMS, TMS systems and big data analysis applications, BEST Cloud Warehouse has also derived intelligent applications such as intelligent warehouse division, intelligent order division, intelligent wave, intelligent scheduling, intelligent customer service, etc., which can fully meet the personalized needs of enterprise merchants, small and medium-sized merchants, B2B, and B2C businesses in all scenarios.

Whether it is considered from the dimensions of order complexity, process complexity, digitalization degree or supply chain planning capability, BEST Cloud Warehouse has reached the true level of "smart supply chain". At present, Best Cloud Warehouse has provided smart supply chain services for more than 3,000 brand enterprises. With the increasing diversification of business formats, the transformation of traditional distribution supply chains into digital and integrated supply chains is the general trend of the market. In the next ten years, Best Cloud Warehouse will continue to consolidate the construction of the underlying warehouse network, complete the cloud warehouse network coverage in third- and fourth-tier cities, deepen the integrated digital network, and build an industry-leading digital service platform for warehouse and distribution integration to serve more customers. Industry customers provide omni-channel and omni-scenario comprehensive logistics services.

●	BEST Cloud Delivery

BEST Cloud Delivery is a professional B2B delivery network within the provinces under BEST Supply Chain. The network provides customers with "one-day delivery" in provincial capital cities and "next-day delivery" in other cities in same provinces, with the advantage of trunk transport resources and destination landing sites. We are committed to being a new choice for regional B2B distribution services in the footwear and apparel industry.

BEST Cloud Delivery currently serves nearly 11,000 clothing stores per day, with an average monthly shipment of 980,000 pieces, and its business scope has expanded to 17 provinces across the country. At the same time, with the strong technical advantages of BEST and the Beidou satellite positioning system, it has realized the operational visibility, stability and controllable trajectory throughout the whole process. BEST supply chain can meet tailored made demand from key accounts and help them to achieve their business goal with lower cost and higher efficiency.

●	BEST Cross-border Service

In addition to domestic market, we also actively expand the international market to provide supply chain cross-border e-commerce services, taking solid steps in globalization. By now, we operate our business in 11 countries overseas such as the United States, Thailand, the United Kingdom, France, South Korea, Malaysia, Italy, Vietnam, Laos, Singapore, and Cambodia, providing one-stop all-round smart supply chain solutions and landing services for customers at home and abroad.

Since 2018, we began to deploy warehousing and express delivery networks in Southeast Asia. At the beginning of 2019, we have successively completed the layout of local express delivery networks in five countries: Thailand, Vietnam, Malaysia, Singapore and Cambodia. At the end of 2020, we launched a full-scenario "door-to-door" delivery service between China and five Southeast Asian countries. Among them, B2B and B2C businesses focus on providing cross-border e-commerce customers with omni-channel, door-to-door, and integrated cross-border logistics services, to fully promote Chinese brands to the international market. Up to now, we have a total of 30 transit centers, more than 1,400 sites, and 16,000 square meters of overseas warehouse management area in five countries: Thailand, Vietnam, Malaysia, Singapore and Cambodia. Our daily order volume has exceeded 700,000 orders. Our volume increased by more than 7 times on a year-on-year basis in the year of 2021.

BEST Supply Chain Management Service Pricing

We serve customers of varying sizes and are able to tailor our services to accommodate their business needs.

●	As a one-stop supply chain solution provider, we are able to serve our customers' entire supply chain. Most of our customers are well-known brands in the international/Asia-Pacific region. We normally sign service contracts with customers on an annual basis. According to the different operational requirements of the customer's products and the different storage conditions required for storage in stock, we will communicate with the customer to nail down service details. In the contract, we will indicate the unit price of each service. Taking the venue fee as an example, when the service is provided at our Cloud Warehouse rather than our customer's premises, the price will be calculated using the floor area of the Cloud Warehouse. Therefore, the amount of revenue we generate depends on the unit price of each service we provide and the detailed business volume of each type of service we provide. Our service types include but not limited to: various operation services in warehouses nationwide, system docking and various operational report support services, supply chain data visualization services, domestic and foreign vehicles, LTL, express, and other transportation business with value-added services.
●	For franchised Cloud OFCs, we charge a service system usage fee for each order processed through our network for their usage of our technology infrastructure plus other fees such as for training. When franchised Cloud OFCs use our freight services, we charge them our normal rates for such services, and such revenue is recognized by BEST Freight.
●	For small and medium customers, most of whom are online sellers, we offer a full range of standardized services, and we charge different prices for different services.

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

We operate Cloud OFCs in the U.S., and Thailand, occupying approximately 2,202,000 square feet of space. We also offer coverage through our partners in Japan, the United Kingdom, France, Korea, Malaysia, Hong Kong, Italy, India, Vietnam, New Zealand, Laos, Russia, Cambodia and Singapore. We also manage eight bonded Cloud OFCs in China, including one of the largest cross-border bonded warehouses that fulfills orders generated on Tmall Global. In addition, our Urumqi Frontier Cloud OFC facilitates shipments to destinations in Central Asia, Russia and other destinations using land transport links across Eurasia. We contract with third-party transportation service providers for transportation services, including transportation within China, international air and sea freight providers, and local fulfillment companies. In China, we may also provide transportation services through our other service lines, such as BEST Freight. Pricing of services is primarily determined by prevailing market rates.

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

As of December 31, 2021, BEST Global had four hubs and four sortation centers in Thailand, five hubs and two sortation centers in Vietnam, seven hubs in Malaysia, one hub in Singapore and one hub in Cambodia. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network.

BEST Capital

Through BEST Capital we provide certain financial services and support to participants in our ecosystem to help them grow their businesses, and improve the overall efficiency of our network.

We offer financing lease related services to help our franchisee partners and transportation service providers acquire trucks and other logistics equipment to grow their businesses and provide better services. As of December 31, 2021, we provided financing lease related services for the purchase of over 8,282 trucks through BEST Capital. We normally require installation of vehicle monitoring devices and truck management systems on these trucks to help us monitor and manage the fleets. BEST Capital also provides support to certain franchisee partners and transportation service providers to satisfy their short-term capital needs from time to time. We are able to take as collateral certain operating assets which we are able to monitor and repossess for rapid utilization and/or monetization in the event of a default. In addition, as most of the parties to which we provide financial services are our ecosystem participants, we have substantial knowledge about their business and operations and can monitor their financial position and their usage of collateralized assets.

BEST Capital also offers centralized sourcing of products and services used by our franchisee partners and transportation service providers such as bulk procurement of trucks and accessories to obtain group discounts and reduce costs.

BEST UCargo

BEST UCargo is a real-time bidding platform, powered by BEST Cloud, to source truckload capacity from independent transportation service providers and agents. As of December 31, 2021, over 429,187 drivers over 29 provinces in China were registered on the BEST UCargo platform. When we or our ecosystem participants have temporary or long-term truckload transportation needs, we post these jobs on the BEST UCargo platform. Registered transportation service providers that have corresponding transportation capacity will bid on these jobs. The transportation service providers for each posted job on the BEST UCargo platform are selected and assigned by us based on bid price and service quality.

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

BEST Cloud

Our proprietary BEST Cloud service platform powers the technology solutions and applications for our ecosystem. Our franchisee partners use BEST Cloud to run their operations, including to manage franchised Cloud OFCs and BEST Freight operations. As of December 31, 2021, BEST Cloud had over 2.1 million users of its SaaS, OMS and ERP solutions and over 55 million subscribers on public accounts on popular online platforms. Our best-in-class technology and big data analytics capabilities drive operational excellence and enhance value creation across our ecosystem.

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

Order Fulfillment Centers (BEST Cloud Warehouse)

BEST Cloud Warehouse are warehouses with direct order fulfillment functions, which allow us to manage inventory for our customers and dispatch products from warehouse directly to our customers. As of December 31, 2021, we had 428 Cloud Warehouse with an aggregate gross floor area of approximately 3.2 million square meters. Among these Cloud Warehouse, 78 were directly operated by us and 350 were operated by our franchisee partners.

BEST Cloud Delivery

Across the country, our landing distribution network covers 17 provinces, 100% of prefecture-level cities, and 100% of over 1,900 districts and counties.

Collaborative Network——BEST International Express Network

By the end of December 2021, we have 30 self-operated express distribution centers and more than 1,017 sites in Southeast Asia.

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

As of December 31, 2021, BEST Freight had 47 hubs and 48 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. We continue to optimize our hubs and sortation centers as our volume grows.

Service Stations

Service stations are responsible for developing relationships with senders within its coverage area and picking up parcels and other goods from senders for delivery through our network. They also handle last-mile delivery of parcels and other goods sent through our network to recipients located within their coverage areas.

As of December 31, 2021, we had over 18,898 BEST Freight service stations. BEST Freight service stations cover 100% of China’s provinces, 100% of China’s cities and 96% of China’s districts and counties. As of December 31, 2021, substantially all of our BEST Freight service stations were operated by franchisee partners.

Transportation Fleet

Line-Haul and Feeder Services

We generally use line-haul services for long-distance, cross-region transportation and feeder services for shorter-distance, inter-region transportation.

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2021, our network had over 2,164 BEST Freight line-haul routes.

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

As of December 31, 2021, four of our Cloud OFCs used 87 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs. We are also able to support extreme volumes across our network, as illustrated by the fulfillment of over 30.9 million orders during the Singles’ Day promotion period in 2021.

As of December 31, 2021, we had 163 sorting lines in our hubs and sortation centers, some of which in warehouses can achieve a sorting accuracy of over 99.6%, which is significantly higher than manual sorting.

We utilize big data analytics, AI and machine learning to optimize our network operations, route planning and line-haul routes to reduce costs. We also capitalize on synergies from our different services.

We continue to introduce technological enhancements to improve our capabilities and increase efficiency. BEST Cloud integrates convenience stores’ POS and membership rewards program with Store and Supply Chain Management for full data visibility. It also integrates BEST Freight’s dynamic routing calculation, which is expected to further reduce transportation costs. In addition, BEST Cloud has started a pilot simulation process in Cloud OFCs to analyze and optimize personnel resources planning in order to increase labor utilization efficiency.

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

We provide BEST Supply Chain Management services to brands, large online and offline retailers and an increasing number of online sellers. We also offer BEST Cloud services and cross-sell BEST Freight and BEST Global services to them as part of our integrated solution. In such transactions, these merchants are our customers.

Merchants are our direct customers when they use BEST Freight and Cloud OFC services directly through us. Merchants are customers of our franchisee partners when they use BEST Freight and Cloud OFC services through our franchisee partners.

After more than 10 years of development and accumulation, our business has expanded rapidly and has served more than 3,000 domestic brand enterprises and top 500 foreign enterprises, including COFCO, Unilever, L'Oreal, 3M, Johnson & Johnson, Procter & Gamble, Schneider, CHINA FAW GROUP, CONTINENTAL, etc., involving FMCG, shoes and clothing, daily chemicals, internet electronics, telecommunications, electrical and other industries. Our largest merchant customers include brands such as 3M, Li Ning, hotwind, Cainiao Network and other large online and offline retailers. Additionally, many of our merchant clients conduct business in China’s major e-commerce platforms.

Consumers

When individual consumers make a purchase at our self-operated convenience stores, or order goods from overseas through our platform, they are our direct customers. For most of our other services and solutions, we serve consumers indirectly through merchants and our franchisee partners.

Franchisee partners

Franchisee partners for BEST Freight and our Cloud OFCs are our customers. In addition, we have started to provide other services, such as an FTL freight real-time bidding platform under BEST UCargo and financial services under BEST Capital. We may also provide additional services, such as feeder services connecting franchised service stations and our hubs and sortation centers, to our franchisee partners in the future.

Prior to 2017, we were not responsible for last-mile delivery of parcels or freight items unless we directly operated the destination service stations, and therefore franchisee partners were directly liable to franchised service stations for their delivery service charges. Starting in 2017, all of our franchisee partners for BEST Freight also provide last-mile delivery services to us and therefore are our suppliers.

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

Marketing and sales of our supply chain solutions and transportation services was led by a team of 351 personnel as of December 31, 2021. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

In the process of providing customer service, we implement our corporate culture of “customer respect” and “adherence to responsibility”, emphasize the integration, guidance, and management of data and intelligence of core supply chain service, and continuously improve our own services. We provide customers with efficient, high-quality, cost-reducing logistics services, and have earned recognition from many customers in our industry.

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2021, we had 630 trademark registrations in China, including those of “百世” and “百世物流” and were in the process of making 33 trademark applications in China. As of December 31, 2021, we had 54 trademark registrations outside China and were in the process of making 44 trademark applications outside China. We have also been granted 71 copyrights in China in respect of our proprietary information systems. We are the registered holder of 188 domain names, including best-inc.com. We have 179 issued patents and 73 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

In December 2021, we completed the sale of BEST Express, our express delivery business in China, and we are still in the process of transferring ownership of intellectual properties relating to BEST Express according to the share and asset purchase agreement. Such agreement has been incorporated by reference in this annual report as exhibit 4.31.

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

Employees

As of December 31, 2019, 2020 and 2021, we had a total of 8,423, 6,927 and 4,381 employees, respectively. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries. The following table sets forth details of our employees as of December 31, 2021 by function:

	Number of
Function	Employees	% of Total
BEST Supply Chain Management	940	21.46%
BEST Freight	1,293	29.51%
BEST Global	655	14.95%
BEST Capital	52	1.19%
BEST UCargo	131	2.99%
Technology	595	13.58%
Management, Administration and Others(1)	715	16.32%
Total	4,381	100.0%
(1)	Includes management and administration personnel at headquarters and local level and discontinued operations.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2021, over 17,304 outsourced personnel were active in our operations, including approximately 17,304 for our continuing operations. Our franchisee partners and service providers engage their own employees in connection with their operations.

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

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2021, our headquarters had an aggregate gross area of approximately 12,835.46 square meters. In addition, we had leased an aggregate of 3.22 million square meters of industrial and warehouse space for the administration and operation of self-operated Cloud OFCs, hubs and sortation centers as of December 31, 2021.

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

Competition

Our extensive supply chain solutions encompass a wide range of operational areas, and as a result we may compete with a broad range of companies, including supply chain management service providers, freight delivery service providers, B2B platforms for convenience stores, SaaS software service providers and logistics brokers.

We compete with total supply chain solution providers, such as JD Logistics and SF Holdings. Certain service lines may also face competition from other service providers, such as P.G. Logistics and Annto Logistics for supply chain management services; DEPPON Logistics and ANE Logistics for freight services; and Kerry Express and J&T Express for our BEST Global business. In addition, our other services may face competition from companies that provide similar or competing services.

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

Regulations Relating to Foreign Investment

Industry Catalogue and Negative List Relating to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List 2021, and the Encouraged Foreign Investment Catalogue (2020 version), or the Encouraged Industry Catalogue 2020, both of which were promulgated by the NDRC and the MOFCOM and took effect in January 2022 and January 2021 respectively.

Pursuant to the Encouraged Industry Catalogue 2020 and the Negative List 2021, foreign-invested projects are categorized as encouraged, restricted and prohibited. Industries that are not listed in either of the Negative List 2021 and Encouraged Industry Catalogue 2020 are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment activities in China are subject to the special administrative measures prescribed in the Negative List 2021.

Pursuant to the Negative List 2021, foreign investments in tobacco retail business are prohibited, and foreign investments in value-added telecommunications services (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center) are subject to special administrative measures including restriction on foreign shareholding. Therefore, in China we provide value-added telecommunications services in connection with our BEST UCargo business through Hangzhou BEST IT, the VIE, and its subsidiaries in China.

Our PRC subsidiaries also operate in certain industries which are industries listed in the Encouraged Industry Catalogue 2020, such as road transportation and software development. Most of our PRC subsidiaries mainly engage in software development, technical services and consultations, which are industries listed in the Encouraged Industry Catalogue 2020.

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

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China, and such investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. As such, there is still leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

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

As required by the State Council, the MOFCOM, the NDRC and the Ministry of Justice are leading the abolishment or revisions of other foreign investment related laws, which are inconsistent with the Foreign Investment Law. It may be anticipated that further revisions to regulations relating to foreign investment would be promulgated.

Foreign Investment Security Review. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of conducting a security review of foreign investment. Any foreign investment that has or may have an impact on state security shall be subject to such security review. A foreign investor or a party concerned in China shall take the initiative to make a declaration to the working mechanism office prior to making the investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies.

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

Foreign Investment in Telecommunication Businesses. Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on February 6, 2016. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending and Abolishing Certain Administrative Regulations, or the Amending and Abolishing Decision, which further amends the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises and will take effect on May 1, 2022. According to the Amending and Abolishing Decision, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%, unless otherwise stipulated by the government. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in China, and who is a major one among the foreign investors, will be no longer required to must demonstrate a good track record and experience in operating a value-added telecommunications business. However, foreign investors that meet the requirements shall still obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals, for its commencement of value-added telecommunications business in China.

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

Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT on October 15, 2020, the MIIT will no longer issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises will need to submit relevant foreign investment materials to the MIIT for the establishment or change of telecommunication operating permits.

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

BEST Logistics Technologies (China) Co., Ltd., one of our PRC subsidiaries, has obtained a road transportation operation permit to operate general road freight transportation while BEST Chi Cheng (Hangzhou) Logistics Service Co., Ltd., another one of our PRC subsidiaries, has also obtained a general road transportation operation permit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure of us or our franchisee partners to obtain, maintain or update necessary licenses and permits may have a material adverse effect on our business, financial condition and results of operations.”

Regulations on Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016 and was amended on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle.

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

Regulations Relating to Commercial Franchising

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by the MOFCOM in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pays franchising fees according to the contract. We and our franchisee partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with the MOFCOM or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. The MOFCOM announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the MOFCOM or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts.

We have completed the requisite filings with respect to our BEST Freight and Cloud OFC services. We cannot assure you that we can update such filing in a timely manner or that our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of the date of this annual report, we have not received any order from any governmental authorities to make such filing. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Failure to comply with PRC laws and regulations by us or our franchisee partners may materially and adversely impact our business, financial condition and results of operations.”

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

We conduct our value-added telecommunications business through the VIE, Hangzhou Baijia, which has obtained the requisite licenses. Certain subsidiaries of the VIE, Hangzhou BEST IT, have obtained such requisite licenses as well.

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

On April 11, 2017, the CAC announced the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad (consultation draft), or the Consultation Draft of Security Assessment Measures. The Consultation Draft of Security Assessment Measures requires network operators to conduct security assessments and obtain consents from owners of personal information prior to transmitting personal information and other important data abroad. Moreover, under the Consultation Draft of Security Assessment Measures, the network operators are required to apply to the relevant regulatory authorities for security assessments under several circumstances, including but not limited to: (i) if data to be transmitted abroad contains personal information of more than 500,000 users in aggregate; (ii) if the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) if data to be transmitted abroad contains information regarding nuclear facilities, chemical biology, national defense or military projects, population and health, or relates to large-scale engineering activities, marine environment issues or sensitive geographic information; (iv) if data to be transmitted abroad contains network security information regarding system vulnerabilities or security protection of critical information infrastructure; (v) if key information infrastructure network operators transmit personal information and important data abroad; or (vi) if any other data to be transmitted abroad contains information that might affect national security or public interest and are required to be assessed as determined by the relevant regulatory authorities. On June 13, 2019, the CAC further announced the Measures for the Security Assessment of Personal Information to be Transmitted Abroad (consultation draft). Both drafts are still under consultation.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the level of importance of the data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On April 13, 2020, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which became effective on June 1, 2020. The Cybersecurity Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. On December 28, 2021, the CAC, the NDRC, the SAMR, the MIIT and certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. The revised Cybersecurity Review Measures provide, among others, that operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security shall file for cybersecurity review with the Cybersecurity Review Office under the CAC. The cybersecurity review will evaluate, among others, (i) the risk of critical information infrastructure being illegally controlled, interfered, or destructed, (ii) the risk of core data, important data, or a large amount of personal information being stolen, disclosed, damaged, or illegally used or exported, and (iii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled, or maliciously used by foreign governments after public listing, and cyber information security risk. However, the scope of network products or data processing activities that affect or may affect national security is still unclear, and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The Critical Information Infrastructure Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the revised Cybersecurity Review Measures. The regulations provide that, among others, critical information infrastructure, or the CII, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data leaked. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber attack and criminal activities, to ensure the safe and stable operation of CII, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CII and promptly notify the operators and Public Security Department of the State Council of the results of the identification.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interest. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice.

On October 29, 2021, the CAC released the Data Outbound Transfer Security Assessment Measures (Draft for Comments) (the “Draft Security Assessment Measures”) for public comment. The Draft Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a personal information processor that has processed personal information of more than one million people, transferring personal information abroad.

On November 14, 2021, the CAC published for public comment the Regulations on Network Data Security Management (Draft for Comments) (the “Draft Network Data Security Regulations”), which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. In accordance with the Draft Network Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) overseas listing of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Network Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, the Draft Network Data Security Regulations has not been formally adopted and its final content, interpretation, implementation and effective date may be subject to change with substantial uncertainty.

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

Regulations Relating to Overseas Listing and M&A Rules

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions of Overseas Listing”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures for Overseas Listings”), which are open for public comments.

The Draft Administration Provisions of Overseas Listing and the Draft Filing Measures for Overseas Listings lay out a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Administration Provisions of Overseas Listing and the Draft Filing Measures for Overseas Listings, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. In addition, the Draft Filing Measures for Overseas Listings require the issuer or its affiliated domestic company, as the case may be, to file with the CSRC, among others, for its follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines on the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

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

C.Organizational Structure

Please refer to “Item 4. Information on the Company—Our Corporate Structure” for our corporate structure diagram and “Item 4. Information on the Company—Variable Interest Entity Contractual Arrangements” for a discussion of the VIE contractual arrangements.

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

In December 2021, we completed the sale of BEST Express, our express delivery business in China. As a result, our China express business has been deconsolidated from our company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations. Unless otherwise stated, the results presented in this annual report do not include the results of BEST Express.

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

Our total revenue from continuing operations increased from RMB10,481.0 million in 2019 to RMB10,528.2 million in 2020, and further increased by 8.5% to RMB11,425.8 million (US$1,793.0 million) in 2021. We had net losses from continuing operations of RMB412.4 million, RMB1,028.4 million and RMB1,263.9 million (US$198.3 million) in 2019, 2020 and 2021, respectively. Our gross margin for continuing operations decreased from 5.3% in 2019 to 2.3% in 2020, and further decreased to negative 1.7% in 2021.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	39,462	50,014	45,848	63,590	43,159	57,677	48,686	69,031	47,981	47,349	35,662	48,933
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	22,502	36,648	40,523	58,317	40,436	53,654	53,485	67,095	52,804	73,121	67,975	74,376
BEST Freight
Freight volume (tonnage in thousands) (1)	1,268	1,730	1,885	2,097	1,074	2,230	2,464	2,623	1,945	2,438	2,427	2,408

Note:

(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “—Segment Financial Information.”

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands)(1)	198,914	218,554	179,925
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	157,990	214,670	268,276
BEST Freight
Freight volume (tonnage in thousands)(1)	6,980	8,392	9,218

Note:

(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “—A. Operating Results—Segment Financial Information.”

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

Each of our service lines is also subject to trends specific to such services, including market demand and competitive landscape. Therefore, we also compete with companies providing similar services, especially with respect to more standard services such as freight services. This will affect the pricing of our services, our ability to acquire customers for such services and our results of operation.

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

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2019		2020		2021
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue

	(in thousands)
Revenue:
Freight	5,249,479	50.1%	5,175,830	49.1%	5,435,354	852,926	47.6%
Supply chain management	2,195,759	20.9%	1,912,323	18.2%	1,815,104	284,829	15.9%
Global	336,874	3.2%	777,656	7.4%	1,193,855	187,342	10.4%
Others	2,698,889	25.8%	2,662,425	25.3%	2,981,523	467,866	26.1%
Total revenue	10,481,001	100%	10,528,234	100%	11,425,836	1,792,963	100%

Note: Revenue in the table above represents revenue from external customers.

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

Global

We generate BEST Global revenue primarily from international logistics services provided in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination service and local express delivery services outside China.

Others

Others mainly represents Ucargo business and Capital business we provided to customers.

For Ucargo business, we generate BEST UCargo revenue primarily from operating our truckload capacity brokerage platform, which provides truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The revenue is primarily comprised of transportation fee collected from customers according to the distance and weight for their shipment needs from origin to destination.

For Capital business, we generate BEST Capital revenue primarily from providing tailored financing solutions to our ecosystem participants, such as fleet and equipment financing lease service and factoring service. The fee we charge our customers is based on the financing amount and interest rate in the respective financing periods.

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials, operating costs for hubs and sortation centers, depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue
Freight	4,934,937	5,063,236	5,557,115	872,033
Supply chain management	2,052,006	1,846,901	1,741,832	273,331
Global	371,404	875,733	1,258,511	197,488
Others	2,569,643	2,500,082	3,067,766	481,399
Total cost of revenue	9,927,990	10,285,952	11,625,224	1,824,251

Freight

Cost of revenue for our freight services mainly consists of (i) transportation costs paid to third-party service providers operating the routes in our network mainly connecting our hubs and sortation centers, (ii) labor costs for our hub and sortation center operations, including costs paid to outsourced workers, (iii) lease costs for our hubs and sortation centers and self-operated service stations, and (iv) starting from January 1, 2017, costs related to last-mile delivery services. Starting in 2017, in order to enhance the freight delivery experience and our control over service quality throughout our network, we revised our arrangements with franchisee partners and the scope of our service to provide that we are directly responsible for last-mile delivery services. Other cost of revenue for freight services includes costs for materials, depreciation of property and equipment, and utility and maintenance payments related to our operations.

Cost of revenue for our freight services is comprised of fixed costs, such as lease costs, other facility costs and equipment costs, as well as variable costs, such as outsourced labor costs and materials used in our operations. As operational scale increases over time, we will generally be able to reduce unit fixed costs. Transportation costs are variable in nature but we are able to enjoy scale benefits by increasing capacity utilization of fleet for our core routes connecting our hubs and sortation centers and by employing larger vehicles to satisfy greater delivery volumes to drive lower unit transportation costs.

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

Others

Others mainly represents Ucargo business and Capital business we provided to customers.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	225,098	235,419	260,219	40,834
General and administrative expenses	642,173	867,517	881,498	138,326
Research and development expenses	146,614	136,065	180,204	28,278
Total operating expenses	1,013,885	1,239,001	1,321,921	207,438

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

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenue
Freight	5,249,479	5,175,830	5,435,354	852,926
Supply chain management	2,195,759	1,912,323	1,815,104	284,829
Global	336,874	777,656	1,193,855	187,342
Others	2,698,889	2,662,425	2,981,523	467,866
Total revenue	10,481,001	10,528,234	11,425,836	1,792,963
Cost of revenue
Freight	(4,934,937)	(5,063,236)	(5,557,115)	(872,033)
Supply chain management	(2,052,006)	(1,846,901)	(1,741,832)	(273,331)
Global	(371,404)	(875,733)	(1,258,511)	(197,488)
Others	(2,569,643)	(2,500,082)	(3,067,766)	(481,399)
Total cost of revenue	(9,927,990)	(10,285,952)	(11,625,224)	(1,824,251)
Gross profit/(loss)	553,011	242,282	(199,388)	(31,288)
Selling expenses	(225,098)	(235,419)	(260,219)	(40,834)
General and administrative expenses	(642,173)	(867,517)	(881,498)	(138,326)
Research and development expenses	(146,614)	(136,065)	(180,204)	(28,278)
Other operating income/(expense), net	19,789	24,777	58,337	9,154
Loss from operations	(441,085)	(971,942)	(1,462,972)	(229,572)
Interest income	84,493	55,527	49,658	7,792
Interest expense	(46,746)	(119,177)	(142,751)	(22,401)
Foreign exchange loss	(4,375)	(8,243)	44,556	6,992
Other income	20,831	47,536	321,075	50,384
Other expense	(6,832)	(14,402)	(70,171)	(11,011)
Loss before income tax and share of net loss of equity investees	(393,714)	(1,010,701)	(1,260,605)	(197,816)
Income tax expense	(18,326)	(17,553)	(3,198)	(502)
Loss before share of net loss of equity investees	(412,040)	(1,028,254)	(1,263,803)	(198,318)
Share of net loss of equity investees	(355)	(180)	(58)	(9)
Net loss from continuing operations	(412,395)	(1,028,434)	(1,263,861)	(198,327)
Net income/(loss) from discontinued operations	193,327	(1,022,790)	1,473,489	231,223
Net (loss)/income	(219,068)	(2,051,224)	209,628	32,896
Net loss from continuing operations attributable to non-controlling interests	(16,652)	(25,716)	(52,279)	(8,204)
Net (loss)/income attributable to BEST Inc.	(202,416)	(2,025,508)	261,907	41,100

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments, if any.

The table below sets forth a reconciliation of our net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	(412,395)	(1,028,434)	(1,263,861)	(198,327)
Add:
Depreciation and amortization	150,151	157,495	191,365	30,030
Interest expense	46,746	119,177	142,751	22,401
Income tax expense	18,326	17,553	3,198	502
Subtract:
Interest income	(84,493)	(55,527)	(49,658)	(7,792)
EBITDA from continuing operations	(281,665)	(789,736)	(976,205)	(153,186)
Add
Share-based compensation expenses	78,886	115,463	107,681	16,898
Subtract:
Fair value change of equity investments	(14,155)	(18,687)	(58,643)	(9,202)
Adjusted EBITDA from continuing operations	(216,934)	(692,960)	(927,167)	(145,490)

Year-over-Year Comparisons of Results of Operations

The results presented below exclude discontinued operations related to each of BEST Store+ and BEST Express.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our revenue increased by 8.5% to RMB11,425.8 million (US$1,793.0 million) in 2021 from RMB10,528.2 million in 2020 primarily due to increased volume in Freight and Global, partially offset by a decrease in Freight average selling price.

Freight. Our freight service revenue increased by 5.0% to RMB5,435.4 million (US$852.9 million) in 2021 from RMB5,175.8 million in 2020. This increase in revenue was primarily due to 9.8% increase in freight volume, partially offset by a 4.2% decrease in ASP per tonne.

Supply Chain Management. Our supply chain management service revenue decreased by 5.1% to RMB1,815.1 million (US$284.8 million) in 2021 from RMB1,912.3 million in 2020. Such decrease was primarily due to discontinuation of certain legacy key account customers, partially offset by a 3.5% increase in the total number of orders fulfilled by Cloud OFCs

Global. Revenue from our BEST Global services increased by 53.5% to RMB1,193.9 million (US$187.3 million) in 2021 from RMB777.7 million in 2020, primarily due to strong growth in parcel volumes in Southeast Asia.

Others. Revenue from our others services increased by 12.0% to RMB2,981.5 million (US$467.9 million) in 2021 from RMB2,662.4 million in 2020, primarily due to the increased volume of our BEST UCargo business in the first three quarters of 2021.

Cost of Revenue

Our cost of revenue increased by 13.0% to RMB11,625.2 million (US$1,824.3 million) in 2021 from RMB10,286.0 million in 2020. The increase was primarily attributable to increase in cost of revenue in our Freight, Global and Others service, as discussed below. Cost of revenue as a percentage of revenue increased to 101.7% in 2021 from 97.7% in 2020, which was primarily due to attributable to additional costs resulting from higher oil price and labor costs.

Freight. Cost of revenue for our freight services increased by 9.8% to RMB5,557.1 million (US$872.0 million) in 2021 from RMB5,063.2 million in 2020. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 9.8% to 9.2 million tonnes from 8.4 million tonnes in 2020, partially offset by a decrease in unit cost per tonne. Cost of revenue as a percentage of revenue from our freight services increased to 102.2% in 2021 from 97.8% in 2020, primarily due to a decrease in ASP that outpaced reduction in unit cost in Freight business.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 5.7% to RMB1,741.8 million (US$273.3 million) in 2021 from RMB1,846.9 million in 2020. This decrease in cost of revenue generally in line with the decrease of revenue. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 96.0% in 2021 from 96.6% in 2020, primarily due to the operation improvement after the discontinuation of certain legacy key account customers.

Global. Cost of revenue for our BEST Global services increased by 43.7% to RMB1,258.5 million (US$197.5 million) in 2021 from RMB875.7 million in 2020 primarily due to BEST Global’s expanded operations in Southeast Asia.

Others. Cost of revenue for our others services increased by 22.7% to RMB3,067.8 million (US$481.4 million) in 2021 from RMB2,500.1 million in 2020. Cost of revenue as a percentage of revenue increased to 102.9% in 2021 from 93.9% in 2020, primarily due to the wind-down of Ucargo business in the fourth quarter of 2021.

Operating Expenses

Operating expenses increased by 6.7% to RMB1,321.9 million (US$207.4 million) in 2021 from RMB1,239.0 million in 2020. Operating expenses as a percentage of our total revenue decreased slightly to 11.6% in 2021 from 11.8% in 2020.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 3.5% to RMB 1,141.7 million (US$179.2 million) in 2021 from RMB1,102.9 million in 2020. This increase was primarily attributable to increased staff related expenditure to support the business especially in Southeast Asia.

Research and Development Expenses. Research and development expenses increased by 32.4% to RMB180.2 million (US$28.3 million) in 2021 from RMB136.1 million in 2020. This increase was primarily due to expenses to support BEST Global’ s business expansion in Southeast Asia.

Other operating income

Other operating income increased to RMB58.3 million (US$9.2 million) in 2021 from RMB24.8 million in 2020, primarily due to the increase of government subsidies.

Interest Income

Our interest income decreased by 10.6% to RMB49.7 million (US$7.8 million) in 2021 from RMB55.5 million in 2020, primarily due to the changes in average short-term investments balance during 2021 compared with 2020.

Interest Expense

Our interest expenses increased by 19.8% to RMB142.8 million (US$22.4 million) in 2021 from RMB119.2 million in 2020, primarily a result of the interest incurred due to the issuances of convertible senior notes June 2020.

Foreign Exchange Loss

We recorded a foreign exchange income of RMB 44.6 million (US$7.0 million) in 2021 as compared to exchange loss of RMB8.2 million in 2020, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income increased to RMB321.1 million (US$50.4 million) in 2021 from RMB47.5 million in 2020, primarily due to the realized gain of selling our certain equity investments of RMB 241.6 million in 2021.

Other Expense

Other expenses increased to RMB70.2 million (US$11.0 million) in 2021 from RMB14.4 million in 2020, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense decreased to RMB3.2 million (US$0.5 million) in 2021 from RMB17.6 million in 2020, reflecting decreased taxable income from certain of our PRC subsidiaries.

Net Loss from continuing operations.

As a result of the foregoing, net loss from continuing operations increased to RMB1,263.9 million (US$198.3 million) in 2021 from net loss from continuing operations of RMB1,028.4 million in 2020.

Net Income.

Net income was RMB209.6 million (US$32.9 million) in 2021, compared to net loss of RMB2,051.2 million in 2020. The increase was primarily due to the gain related to the sale of our China express business.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue increased slightly by 0.5% to RMB10,528.2 million in 2020 from RMB10,481.0 million in 2019.

Beginning in January 2020, the COVID-19 outbreak resulted in travel restrictions, lockdowns and quarantines in China and negatively affected our operations in China. The COVID-19 outbreak and related lockdowns in China resulted in temporary closures of our customers’ and our businesses, which adversely affected our freight delivery volume and revenue, causing lower productivity from late January to early March 2020. Our total revenue declined for the three months ended March 31, 2020 on a year-over-year basis, primarily due to disruptions in our business from the COVID-19 pandemic and the passing through of a temporary government waiver of highway tolls to our customers through downward price adjustments. By the end of March 2020, we had recovered our services across China, including all hubs and warehouses for freight services and supply chain management services. For a detailed description of the risks associated with the COVID-19 outbreak, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

Freight. Our freight service revenue decreased by 1.4% to RMB5,175.8 million in 2020 from RMB5,249.5 million in 2019. This decrease in revenue was primarily due to a 17.9% decrease in ASP per tonne, partially offset by a 20.2% increase in freight volume.

Supply Chain Management. Our supply chain management service revenue decreased by 12.9% to RMB1,912.3 million in 2020 from RMB2,195.8 million in 2019. Such decrease was primarily attributable to pricing pressure associated with certain legacy key account customers, partially offset by a 21.4% increase in the total number of orders fulfilled by Cloud OFCs.

Global. Revenue from our BEST Global services increased by 130.8% to RMB777.7 million in 2020 from RMB336.9 million in 2019, primarily due to strong growth in parcel volumes in Southeast Asia.

Others. Revenue from our others services decreased slightly by 1.4% to RMB2,662.4 million in 2020 from RMB2,698.9 million in 2019, primarily due to the revenue decrease in BEST UCargo services line.

Cost of Revenue

Our cost of revenue increased by 3.6% to RMB10,286.0 million in 2020 from RMB9,928.0 million in 2019. The increase was primarily attributable to increases in cost of revenue in our Freight and Global service lines, partially offset by the decreases in our Supply Chain Management service line, as discussed below. Cost of revenue as a percentage of revenue increased to 97.7% in 2020 from 94.7% in 2019, which was primarily due to a pricing lag after the PRC government reinstated highway tolls. As a result, the decrease in ASP outpaced reduction in unit cost in our Freight business.

Freight. Cost of revenue for our freight services increased by 2.6% to RMB5,063.2 million in 2020 from RMB4,934.9 million in 2019. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 20.2% to 8.4 million tonnes from 7.0 million tonnes in 2019, partially offset by a decrease in unit cost per tonne. Cost of revenue as a percentage of revenue from our freight services increased to 97.8% in 2020 from 94.0% in 2019, primarily due to a decrease in ASP that outpaced reduction in unit cost in Freight business.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 10.0% to RMB1,846.9 million in 2020 from RMB2,052.0 million in 2019. This decrease in cost of revenue was primarily due to a 9.9% increase in the number of orders fulfilled by our self-operated Cloud OFCs. The number of orders fulfilled by our self-operated Cloud OFCs increased to 218.6 million in 2020 from 198.9 million in 2019. The number of our self-operated Cloud OFCs decreased to 82 as of December 31, 2020 from 108 as of December 31, 2019. Cost of revenue as a percentage of revenue from our supply chain management services increased to 96.6% in 2020 from 93.5% in 2019, primarily due to one-off costs incurred by closing down Store+related operations, and pricing pressure associated with certain legacy key account customers, which were in the process of being discontinued.

Global. Cost of revenue for our BEST Global services increased by 135.8% to RMB875.7 million in 2020 from RMB371.4 million in 2019 primarily due to BEST Global’s expanded operations in Southeast Asia.

Others. Revenue from our others services decreased slightly by 2.7% to RMB2,500.1 million in 2020 from RMB2,569.6 million in 2019, generally in line with the decrease of revenue in others service line.

Operating Expenses

Operating expenses increased by 22.2% to RMB1,239.0 million in 2020 from RMB1,013.9 million in 2019. Operating expenses as a percentage of our total revenue increased to 11.8% in 2020 from 9.7% in 2019. This increase was mainly due to increased selling, general and administrative expenses, partially offset by decreased research and development expenses, as discussed below.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 27.2% to RMB1,102.9 million in 2020 from RMB867.3 million in 2019. This increase was primarily attributable to an increase in staff costs of Southeast Asia business and additional accrued provision for certain trade receivables due to the pandemic.

Research and Development Expenses. Research and development expenses decreased by 7.2% to RMB136.1 million in 2020 from RMB146.6 million in 2019. This decrease was primarily due to capitalization of certain research and development expenditures to intangible assets.

Other operating income

Other operating income increased to RMB24.8 million in 2020 from RMB19.8 million in 2019, primarily due to the increase of government subsidies.

Interest Income

Our interest income decreased by 34.3% to RMB55.5 million in 2020 from RMB84.5 million in 2019, primarily due to the changes in average short-term investments balance during 2020 compared with 2019.

Interest Expense

Our interest expenses increased by 154.9% to RMB119.2 million in 2020 from RMB46.7 million in 2019, primarily a result of increased short-term bank loan in 2020 compared with 2019, as we incurred multiple Renminbi-denominated bank borrowings to satisfy working capital requirements while we held a significant amount of bank deposits in foreign currencies outside China, as well as the interest incurred due to the issuances of convertible senior notes in September 2019 and June 2020.

Foreign Exchange Loss

We recorded a foreign exchange loss of RMB8.2 million in 2020 as compared to RMB4.4 million in 2019, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income

Other income increased to RMB47.5 million in 2020 from RMB20.8 million in 2019, primarily due to an increase in unrealized gains in our equity investments without readily determinable fair value measured using the measurement alternative.

Other Expense

Other expenses decreased to RMB14.4 million in 2020 from RMB6.8 million in 2019, primarily reflecting various miscellaneous expenses.

Income Tax Expense

Income tax expense increased to RMB17.6 million in 2020 from RMB18.3 million in 2019, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, net loss from continuing operations increased to RMB1,028.4 million in 2020 from RMB412.4 million in 2019.

Variable Interest Entity Financial Information

Set forth below is the selected consolidated statements of operations and cash flows information for the fiscal years ended December 31, 2019, 2020 and 2021, and selected consolidated balance sheet information as of December 31, 2020 and 2021 showing financial information for parent company Best Inc., non-VIE subsidiaries, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 46.

-	“Parent” refers to BEST Inc., a Cayman company, which is an investment holding company and the primary beneficiary of the VIEs.
-	“Other subsidiaries” refer to the sum of non-VIE subsidiaries, which mainly include holding companies in Cayman, BVI and Hong Kong, the overseas subsidiaries providing global business, and the wholly foreign owned enterprises (“WFOE”) of the VIEs and other WFOEs, such as (1) Zhejiang BEST Technology Co., Ltd., an entity providing technology support to the Group and the WFOE of Hangzhou BEST Network Technologies Co., Ltd. (2) BEST Logistics Technologies (China) Co., Ltd., an entity providing freight and supply chain management business and the WFOE of Hangzhou BEST Information Technology Services Co., Ltd. (3) BEST Store Network (Hangzhou) Co., Ltd., an entity providing Store+ business and the WFOE of Hangzhou Baijia Commercial consulting Co., Ltd, and (4) Xinyuan Financial Leasing (Zhejiang) Co., Ltd., an entity providing capital business and the primary beneficiary of the Plans.
-	“VIEs and VIEs’ subsidiaries” refer to the sum of (1) Hangzhou BEST Network Technologies Co., Ltd., one of the VIEs providing the express delivery business and its subsidiaries, which was discontinued in 2021; (2) Hangzhou BEST Information Technology Services Co., Ltd., one of the VIEs providing the Ucargo business, and its subsidiaries; and (3) Hangzhou Baijia Commercial consulting Co., Ltd, one of the VIEs providing Store+ business and its subsidiaries, which was discontinued in 2020. (4) Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “ABS Plans”) as well as the Yunnan Trust Plan created by Yunnan International Trust Co., Ltd., (the “Trust Plan”) which are vehicles holding securitized lease rental and other financing receivables transferred by Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our subsidiaries and the primary beneficiary of the Plans.

	For the year ended December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,435,354	—	—	5,435,354
Supply chain management	—	1,476,743	—	—	1,476,743
Global	—	992,518	—	—	992,518
Others	—	319,584	2,661,939	—	2,981,523
	—	8,224,199	2,661,939	—	10,886,138
Revenue from related parties
Supply chain management	—	338,361	—	—	338,361
Global	—	201,337	—	—	201,337
Inter-company revenues (1)	—	420,337	534,689	(955,026)	—
Total revenue	—	9,184,234	3,196,628	(955,026)	11,425,836

Cost of revenue
Freight delivery	—	(5,557,115)	—	—	(5,557,115)
Supply chain management	—	(1,741,832)	—	—	(1,741,832)
Global	—	(1,258,511)	—	—	(1,258,511)
Others	—	(420,304)	(2,647,462)	—	(3,067,766)
Inter-company cost (1)	—	(381,126)	(573,900)	955,026	—
Total cost of revenue	—	(9,358,888)	(3,221,362)	955,026	(11,625,224)

Operating expenses	(44,897)	(1,157,365)	(61,322)	—	(1,263,584)
(Loss)/income from non-operations	(80,044)	295,861	(13,450)	—	202,367
Loss from VIEs and VIEs’ subsidiaries (2)	(99,506)	—	—	99,506	—
Loss from subsidiaries (2)	(987,135)	—	—	987,135	—
Income tax expense	—	(3,198)	—	—	(3,198)
Share of net loss of equity investees	—	(58)	—	—	(58)
Net loss from continuing operations	(1,211,582)	(1,039,414)	(99,506)	1,086,641	(1,263,861)

Revenue from third parties
Express delivery	—	25,728	15,618,517	—	15,644,245
Store+	—	5,598	534,896	—	540,494
	—	31,326	16,153,413	—	16,184,739
Revenue from related parties
Express delivery	—	—	149,624	—	149,624
Inter-company revenues	—	—	183,770	(183,770)	—
Revenue from discontinued operations		31,326	16,486,807	(183,770)	16,334,363
Express delivery	—	—	(16,949,375)	—	(16,949,375)
Store+	—	(5,943)	(357,789)	—	(363,732)
Inter-company cost (1)	—	—	(285,244)	285,244	—
Total cost of revenue from discontinued operations	—	(5,943)	(17,592,408)	285,244	(17,313,107)
Operating expenses	—	34,652	(636,648)	(101,474)	(703,470)
Income/(loss) from non-operations	—	136,646	(160,266)	—	(23,620)
Loss from VIEs and VIEs’ subsidiaries (2)	(1,936,791)	—	—	1,936,791	—
Income from subsidiaries (2)	196,681	—	—	(196,681)	—
Gains/(Losses) on disposal, net of tax	3,213,599	—	(34,276)	—	3,179,323
Net Income/(Loss) from discontinued operations	1,473,489	196,681	(1,936,791)	1,740,110	1,473,489
Net Income/(Loss)	261,907	(842,733)	(2,036,297)	2,826,751	209,628
Net loss from continuing operations attributable to non-controlling interests	—	(52,279)	—	—	(52,279)
Net Income/(Loss) attributable to BEST Inc.	261,907	(790,454)	(2,036,297)	2,826,751	261,907

	For the year ended December 31, 2020
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,175,830	—	—	5,175,830
Supply chain management	—	1,391,686	—	—	1,391,686
Global	—	616,934	—	—	616,934
Others	—	678,757	1,983,668	—	2,662,425
	—	7,863,207	1,983,668	—	9,846,875
Revenue from related parties
Supply chain management	—	520,637	—	—	520,637
Global	—	160,722	—	—	160,722
Inter-company revenues (1)	—	93,519	259,162	(352,681)	—
Total revenue	—	8,638,085	2,242,830	(352,681)	10,528,234

Cost of revenue
Express delivery	—	—	—	—	—
Freight delivery	—	(5,063,236)	—	—	(5,063,236)
Supply chain management	—	(1,846,901)	—	—	(1,846,901)
Global	—	(875,733)	—	—	(875,733)
Others	—	(543,899)	(1,956,183)	—	(2,500,082)
Inter-company cost (1)	—	(63,009)	(258,299)	321,308	—
Total cost of revenue	—	(8,392,778)	(2,214,482)	321,308	(10,285,952)

Operating expenses	(8,620)	(1,193,116)	(43,861)	31,373	(1,214,224)
(Loss)/income from non-operations	(64,986)	31,348	(5,121)	—	(38,759)
Loss from VIEs and VIEs’ subsidiaries (2)	(20,634)	—	—	20,634	—
Loss from subsidiaries (2)	(908,478)	—	—	908,478	—
Income tax expense	—	(17,553)	—	—	(17,553)
Share of net loss of equity investees	—	(180)	—	—	(180)
Net loss from continuing operations	(1,002,718)	(934,194)	(20,634)	929,112	(1,028,434)

Revenue from third parties
Express delivery	—	49,236	19,165,049	—	19,214,285
Store+	—	1,563,967	636,592	—	2,200,559
	—	1,613,203	19,801,641	—	21,414,844
Revenue from related parties
Express delivery	—	—	252,510	—	252,510
Inter-company revenues	—	205,856	186,457	(392,313)	—
Revenue from discontinued operations		1,819,059	20,240,608	(392,313)	21,667,354
Express delivery	—	—	(19,470,937)	—	(19,470,937)
Store+	—	(1,451,574)	(466,888)	—	(1,918,462)
Inter-company cost (1)	—	(205,856)	(217,817)	423,673	—
Total cost of revenue from discontinued operations	—	(1,657,430)	(20,155,642)	423,673	(21,389,399)
Operating expenses	—	(406,455)	(867,600)	(31,360)	(1,305,415)
Income/(loss) from non-operations	—	141,815	(134,059)	—	7,756
Loss from VIEs and VIEs’ subsidiaries (2)	(915,208)	—	—	915,208	—
Loss from subsidiaries (2)	(107,582)	—	—	107,582	—
Income tax benefits	—	(4,571)	1,485	—	(3,086)
Net loss from discontinued operations	(1,022,790)	(107,582)	(915,208)	1,022,790	(1,022,790)
Net loss	(2,025,508)	(1,041,776)	(935,842)	1,951,902	(2,051,224)
Net loss from continuing operations attributable to non-controlling interests	—	(25,716)	—	—	(25,716)
Net loss attributable to BEST Inc.	(2,025,508)	(1,016,060)	(935,842)	1,951,902	(2,025,508)

	For the year ended December 31, 2019
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties		—	—	—	—
Freight delivery	—	5,249,479	—	—	5,249,479
Supply chain management	—	1,661,747	—	—	1,661,747
Global	—	319,602	—	—	319,602
Others		2,387,873	311,016		2,698,889
	—	9,618,701	311,016	—	9,929,717
Revenue from related parties
Supply chain management	—	534,012	—	—	534,012
Global	—	17,272	—	—	17,272
Inter-company revenues (1)	—	430,734	12,193	(442,927)	—
Total revenue	—	10,600,719	323,209	(442,927)	10,481,001

Cost of revenue
Express delivery	—	—	—	—	—
Freight delivery	—	(4,934,937)	—	—	(4,934,937)
Supply chain management	—	(2,052,006)	—	—	(2,052,006)
Global	—	(371,404)	—	—	(371,404)
Others		(2,263,032)	(306,611)		(2,569,643)
Inter-company cost (1)	—	(432,942)	(12,194)	445,136	—
Total cost of revenue	—	(10,054,321)	(318,805)	445,136	(9,927,990)

Operating expenses	(2,698)	(979,358)	(9,831)	(2,209)	(994,096)
(Loss)/income from non-operations	(10,756)	57,980	147	—	47,371
Loss from VIEs and VIEs' subsidiaries (2)	(5,884)	—	—	5,884	—
Loss from subsidiaries (2)	(376,405)	—	—	376,405	—
Income tax expense	—	(18,326)	—	—	(18,326)
Share of net income/(loss) of equity investees	—	249	(604)	—	(355)
Net loss from continuing operations	(395,743)	(393,057)	(5,884)	382,289	(412,395)

Revenue from third parties
Express delivery	—	55,244	21,548,174	—	21,603,418
Store+	—	2,109,896	707,306	—	2,817,202
	—	2,165,140	22,255,480	—	24,420,620
Revenue from related parties
Express delivery	—	—	274,268	—	274,268
Inter-company revenues (1)	—	386,810	194,938	(581,748)	—
Revenue from discontinued operations	—	2,551,950	22,724,686	(581,748)	24,694,888
Express delivery	—	—	(20,793,370)	—	(20,793,370)
Store+	—	(1,993,389)	(502,114)	—	(2,495,503)
Inter-company cost (1)	—	(48,717)	(532,874)	581,591	—
Total cost of revenue from discontinued operations	—	(2,042,106)	(21,828,358)	581,591	(23,288,873)
Operating expenses	—	(466,094)	(778,744)	157	(1,244,680)
Income/(loss) from non-operations	—	98,689	(66,733)	—	31,956
Income from VIEs and VIEs' subsidiaries (2)	52,588	—	—	(52,588)	—
Income from subsidiaries (2)	140,739	—	—	(140,739)	—
Income tax benefits	—	(1,701)	1,737	—	36
Net income from discontinued operations	193,327	140,739	52,588	(193,327)	193,327
Net (loss)/income	(202,416)	(252,318)	46,704	188,962	(219,068)
Net loss from continuing operations attributable to non-controlling interests	—	(16,652)	—	—	(16,652)
Net (loss)/income attributable to BEST Inc.	(202,416)	(235,666)	46,704	188,962	(202,416)

The following tables set forth the condensed consolidated cash flows for our company, our consolidated variable interest entities, and eliminations, for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31, 2021
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(111,208)	(567,230)	(212,697)	—	(891,135)
Net cash generated from/(used in) discontinued operating activities	—	25,628	(1,938,454)	—	(1,912,826)
Net cash generated from/(used in) continuing investing activities	82,099	4,921,416	(582,998)	570,217	4,990,734
Loans to VIEs and VIEs’ subsidiaries (4)	—	(1,118,676)	—	1,118,676	—
Repayment of loans to VIEs and VIEs' subsidiaries (4)	—	1,009,120	—	(1,009,120)	—
Other investing activities	82,099	5,030,972	(582,998)	460,601	4,990,734
Net cash used in discontinued investing activities	—	(2,199,038)	(448,016)	2,199,038	(448,016)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,882,089)	—	4,882,089	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	2,683,051	—	(2,683,051)	—
Other investing activities	—	—	(448,016)	—	(448,016)
Net cash generated from/ (used in) continuing financing activities	2,604	(28,655)	358,346	(570,217)	(237,922)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	1,118,676	(1,118,676)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(1,009,120)	1,009,120	—
Other financing activities	2,604	(28,655)	248,790	(460,661)	(237,922)
Net cash (used in)/generated from discontinued financing activities	—	(274,999)	2,136,199	(2,199,038)	(337,838)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,882,089	(4,882,089)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(2,683,051)	2,683,051	—
Other financing activities		(274,999)	(62,839)	—	(337,838)

	For the year ended December 31, 2020
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/generated from continuing operating activities	(11,320)	(11,777)	93,624	—	70,527
Net cash used in discontinued operating activities	—	(142,990)	(158,772)	—	(301,762)
Net cash (used in)/generated from continuing investing activities	(812,649)	1,135,404	(260,024)	205,744	268,475
Loans to VIEs and VIEs’ subsidiaries (4)	—	(214,400)	—	214,400	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	243,225	—	(243,225)	—
Other investing activities	(812,649)	1,106,579	(260,024)	234,569	268,475
Net cash used in discontinued investing activities	—	(751,816)	(1,141,564)	751,972	(1,141,408)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,934,979)	—	4,934,979	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	4,183,007	—	(4,183,007)	—
Other investing activities	—	156	(1,141,564)	—	(1,141,408)
Net cash generated from continuing financing activities	847,346	655,243	261,868	(205,744)	1,558,713
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	214,400	(214,400)	—
Repayment of borrowings of VIEs and VIEs' subsidiaries from Group companies (4)	—	—	(243,225)	243,225	—
Other financing activities	847,346	655,243	290,693	(234,569)	1,558,713
Net cash (used in)/generated from discontinued financing activities	—	(203,404)	944,847	(751,972)	(10,529)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,934,979	(4,934,979)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(4,183,007)	4,183,007	—
Other financing activities	—	(203,404)	192,875	—	(10,529)

	For the years ended December 31, 2019
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash (used in)/generated from continuing operating activities	(9,236)	51,608	(21,686)	—	20,686
Net cash (used in)/generated from discontinued operating activities	—	(192,070)	1,024,217	—	832,147
Net cash (used in)/generated from continuing investing activities	(1,210,695)	600,416	(274,014)	278,345	(605,948)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(19,945)	—	19,945	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	38,945	—	(38,945)	—
Other investing activities	(1,210,695)	581,416	(274,014)	297,345	(605,948)
Net cash used in discontinued investing activities	—	(1,069,580)	(1,317,284)	1,080,330	(1,306,534)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,240,747)	—	4,240,747	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	3,160,417	—	(3,160,417)	—
Other investing activities	—	10,750	(1,317,284)	—	(1,306,534)
Net cash generated from continuing financing activities	1,224,514	953,711	335,013	(278,345)	2,234,893
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	19,945	(19,945)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(38,945)	38,945	—
Other financing activities	1,224,514	953,711	354,013	(297,345)	2,234,893
Net cash (used in)/generated from discontinued financing activities	—	(175,360)	1,032,609	(1,080,330)	(223,081)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,240,747	(4,240,747)	—
Repayment of borrowings of VIEs and VIE subsidiaries from Group companies (4)	—	—	(3,160,417)	3,160,417	—
Other financing activities	—	(175,360)	(47,721)	—	(223,081)

The following tables set forth the balance sheets depicting the financial position for our company, our consolidated variable interest entities, and eliminations, as of December 31, 2020 and 2021.

	As at December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	6,805	3,402,910	162,030	—	3,571,745
Restricted cash	—	675,159	—	—	675,159
Accounts and notes receivables, net	—	713,931	113,700	—	827,631
Inventories	—	25,611	11	—	25,622
Prepayments and other current assets	4,166	1,118,088	50,218	—	1,172,472
Short-term investments	—	147,359	—	—	147,359
Lease rental receivables	—	298,364	—	—	298,364
Amounts due from related parties	—	125,198	—	—	125,198
Amount due from Group companies (3)	—	574,176	331,952	(906,128)	—
Total current assets	10,971	7,080,796	657,911	(906,128)	6,843,550
Non-current assets:
Restricted cash	—	1,069,244	—	—	1,069,244
Property and equipment, net	—	677,443	85,199	—	762,642
Intangible assets, net	—	55,632	52	—	55,684
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	219,171	—	—	219,171
Non-current deposits	—	92,866	—	—	92,866
Operating lease right-of-use assets	—	1,899,334	188	—	1,899,522
Lease rental receivables	—	235,429	—	—	235,429
Amount due from Group companies (3)	—	417,085	41,248	(458,333)	—
Investment in subsidiaries and VIEs (2)	4,684,363	—	—	(4,684,363)	—
Other non-current assets	1,646	109,994	—	—	111,640
Total non-current assets	4,686,009	4,830,333	126,687	(5,142,696)	4,500,333
Total assets	4,696,980	11,911,129	784,598	(6,048,824)	11,343,883

	As at December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short-term bank loans	—	409,995	120,500	—	530,495
Long-term borrowings-current portion	—	203,808	84,006	—	287,814
Accounts and notes payable	—	1,292,481	60,669	—	1,353,150
Accrued expenses and other liabilities	38,387	1,535,001	18,251	—	1,591,639
Customer advances and deposits and deferred revenue	—	298,012	341	—	298,353
Operating lease liabilities	—	517,368	880	—	518,248
Financing lease liabilities	—	1,851	—	—	1,851
Convertible senior notes held by a related party-current	633,475	—	—	—	633,475
Convertible senior notes held by third parties-current	633,475	—	—	—	633,475
Amounts due to related parties	—	2,763	—	—	2,763
Amount due to Group companies (3)	—	331,952	574,176	(906,128)	—
Income tax payable	—	587	—	—	587
Liabilities held for sale	—	—	—	—	—
Total current liabilities	1,305,337	4,593,818	858,823	(906,128)	5,851,850

Non-current liabilities:	—	—	—	—	—
Convertible senior notes held by a related party	955,097		—	—	955,097
Operating lease liabilities	—	1,456,843	—	—	1,456,843
Financing lease liabilities	—	2,121	—	—	2,121
Amount due to Group companies (3)	365,586	41,248	51,499	(458,333)	—
Long-term bank loan	—	769,767	—	—	769,767
Long-term borrowings	—	67,080	—	—	67,080
Other non-current liabilities	—	24,261	—	—	24,261
Total non-current liabilities	1,320,683	2,361,320	51,499	(458,333)	3,275,169
Total liabilities	2,626,020	6,955,138	910,322	(1,364,461)	9,127,019
Total mezzanine equity	—	191,865	—	—	191,865
BEST Inc. shareholders’ equity	2,070,960	4,810,087	(125,724)	(4,684,363)	2,070,960
Non-controlling interests	—	(45,961)	—	—	(45,961)
Total shareholders’ equity (2)	2,070,960	4,764,126	(125,724)	(4,684,363)	2,024,999
Total liabilities, mezzanine equity and shareholders’ equity	4,696,980	11,911,129	784,598	(6,048,824)	11,343,883

	As at December 31, 2020
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	33,310	1,084,507	62,970	—	1,180,787
Restricted cash	—	1,998,323	—	—	1,998,323
Accounts and notes receivables, net	—	769,750	55,950	—	825,700
Inventories	—	28,265	4	—	28,269
Prepayments and other current assets	6,295	1,373,995	223,157	—	1,603,447
Short-term investments	—	228,371	—	—	228,371
Lease rental receivables	—	497,127	—	—	497,127
Amounts due from related parties	—	182,409	—	—	182,409
Amount due from Group companies (3)	—	3,763,158	399,021	(4,162,179)	—
Assets held for sale	—	—	2,823,278	—	2,823,278
Total current assets	39,605	9,925,905	3,564,380	(4,162,179)	9,367,711
Non-current assets:
Restricted cash	—	243,313	90,000	—	333,313
Property and equipment, net	—	745,096	77,018	—	822,114
Intangible assets, net	—	43,810	87	—	43,897
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	221,426	—	—	221,426
Non-current deposits	—	94,496	3,393	—	97,889
Operating lease right-of-use assets	—	1,860,073	18,239	—	1,878,312
Lease rental receivables	—	647,678	—	—	647,678
Assets held for sale-non current	—	—	5,895,325	—	5,895,325
Amount due from Group companies (3)	—	541,874	230,000	(771,874)	—
Investment in subsidiaries and VIEs (2)	4,230,471	—	—	(4,230,471)	—
Other non-current assets	1,686	507,168	169	—	509,023
Total non-current assets	4,232,157	4,959,069	6,314,231	(5,002,345)	10,503,112
Total assets	4,271,762	14,884,974	9,878,611	(9,164,524)	19,870,823

	As at December 31, 2020
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short term bank loans	—	2,128,287	5,000	—	2,133,287
Long-term borrowings-current	—	(1,680)	96,829	—	95,149
Accounts and notes payable	—	1,448,806	61,088	—	1,509,894
Accrued expenses and other liabilities	39,302	1,213,099	154,852	—	1,407,253
Customer advances and deposits and deferred revenue	—	271,085	10,213	—	281,298
Operating lease liabilities	—	523,632	8,104	—	531,736
Financing lease liabilities	—	1,581	—	—	1,581
Amounts due to related parties	—	29,247	—	—	29,247
Amount due to Group companies (3)	—	177,147	3,985,032	(4,162,179)	—
Income tax payable	—	14,546	4	—	14,550
Liabilities held for sale-current	—	—	6,630,254	—	6,630,254
Total current liabilities	39,302	5,805,750	10,951,376	(4,162,179)	12,634,249

Non current liabilities:
Convertible senior notes held by a related party	1,617,846	—	—	—	1,617,846
Convertible senior notes held by third parties	642,121	—	—	—	642,121
Operating lease liabilities	—	1,384,475	7,043	—	1,391,518
Financing lease liabilities	—	2,698	—	—	2,698
Amount due to Group companies (3)	221,874	230,000	320,000	(771,874)	—
Long-term bank loan	—	77,587	961	—	78,548
Deferred tax liabilities	—	(102)	102	—	—
Liabilities held for sale-non current	—	—	1,671,476	—	1,671,476
Other non current liabilities	—	1,143	106,620	—	107,763
Total non current liabilities	2,481,841	1,695,801	2,106,202	(771,874)	5,511,970
Total liabilities	2,521,143	7,501,551	13,057,578	(4,934,053)	18,146,219
BEST Inc. shareholders’ equity	1,750,619	7,409,438	(3,178,967)	(4,230,471)	1,750,619
Non-controlling interests	—	(26,015)	—	—	(26,015)
Total shareholders’ equity (2)	1,750,619	7,383,423	(3,178,967)	(4,230,471)	1,724,604
Total liabilities and shareholders' equity	4,271,762	14,884,974	9,878,611	(9,164,524)	19,870,823
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(3)	It represents the elimination of intercompany balances among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(4)

It represents the elimination of the cash support from the other subsidiaries to VIEs and VIEs’ subsidiaries and the repayment from VIEs and VIEs’ subsidiaries through our inter-company cash pool. For the years ended December 31, 2019, 2020 and 2021, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB4.3 billion, RMB5.1 billion and RMB6.0 billion, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to said subsidiaries in the amounts of RMB3.2 billion, RMB4.4 billion and RMB3.7 billion, respectively, through the inter-company cash pool.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, redeemable convertible preferred shares, convertible senior notes and short-term borrowings, which historically were sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2021, we had cash and cash equivalents of RMB3571.7 million (US$560.5 million) and restricted cash (current portion) of RMB675.2 million (US$105.9 million). As of December 31, 2021, we had short-term bank loans of RMB530.5 million (US$83.2 million), of which RMB490.5 million (US$77.0 million) were cash-collateralized. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2021 was 3.84%. We also had borrowing from third party financing lease companies of RMB0.4 million (US$0.06 million), long-term borrowings of RMB287.8 million (US$45.2 million) as well as convertible senior notes of RMB1,267.0 million (US$198.8 million), which are due within the next 12 months as of December 31, 2021.

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

Material Cash Requirements. Our material cash requirements include: (1) capital expenditures for construction of warehouse and equipment for our freight delivery, global logistic service and supply change management service (see Note 26 of the Notes to the Financial Statements); (2) rental payment to landlord for our hubs, sortation centers and warehouses under operating lease agreements(see Note 10 of the Notes to the Financial Statements) ; (3) payment to our fleet suppliers for transportation services and payment to labor suppliers for outsource personnel needed in our normal business practice;(4) repayments of short-term and long-term bank loans(see Note 13 of the Notes to the Financial Statements); (5) repayment of long-term borrowings, including asset backed plans(see Note 15 of the Notes to the Financial Statements); (6) repayment of convertible senior notes, including 2024 Convertible Notes and 2025 Convertible Notes(see Note 16 of the Notes to the Financial Statements). In addition, subject to approval by our Board of Directors, shareholder distributions in the form of dividend payments and/or a share repurchase program may require the expenditure of a material amount of cash. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payment due by period
	Total	Less than 1 year	More than 1 year

	In thousands of RMB
Short-term bank loans	530,495	530,495	—
Long-term bank loan	769,767	—	769,767
Convertible senior notes	2,231,495	1,275,140	956,355
Capital expenditure commitments	117,289	117,289	—
Operating lease obligations	2,356,166	606,740	1,749,426
Long-term borrowings	491,350	416,890	74,460
Borrowings from third party financing lease companies	4,277	1,877	2,400
Total	6,500,839	2,948,431	3,552,408

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiaries and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business” and “—Statutory Reserves.”

Our main sources of cash funding for the VIEs have included short-term loans from local banks and financial institutions, cash generated from operations, and inter-company loans provided by other subsidiaries of our company. As of December 31, 2020 and 2021, the VIEs held cash and cash equivalents of RMB265.5 million and RMB162.0 million (US$25.4 million), respectively.

For the years ended December 31, 2019, 2020 and 2021, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB4.3 billion, RMB5.1 billion and RMB6.0 billion, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to said subsidiaries in the amounts of RMB3.2 billion, RMB4.4 billion and RMB3.7 billion, respectively, through the inter-company cash pool. Other than the aforementioned cash transfers, there was no other asset transfer between our subsidiaries, the VIEs and our company.

No dividend or distribution was made through the VIEs to our company during the years ended December 31, 2019, 2020 and 2021.

During the years ended December 31, 2019, 2020 and 2021, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors. Likewise, there was no restriction or limitation on the VIEs to settle obligations under the VIE contractual arrangements. Historically, no distribution of earnings has been made due to the fact that a majority of our subsidiaries and the VIEs were still in a cumulative loss financial position.

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from/(used in) operating activities for continuing operations	20,686	70,527	(891,135)	(139,839)
Net cash generated from/(used in) operating activities for discontinued operations	832,147	(301,762)	(1,912,826)	(300,164)
Net cash generated from/(used in) operating activities	852,833	(231,235)	(2,803,961)	(440,003)
Net cash (used in)/generated from investing activities for continuing operations	(605,948)	268,475	4,990,734	783,155
Net cash used in investing activities for discontinued operations	(1,306,534)	(1,141,408)	(448,016)	(70,303)
Net cash (used in)/generated from investing activities	(1,912,482)	(872,933)	4,542,718	712,852
Net cash generated from/(used in) financing activities for continuing operations	2,234,893	1,558,713	(237,922)	(37,335)
Net cash used in financing activities for discontinued operations	(223,081)	(10,529)	(337,838)	(53,014)
Net cash generated from/(used in) financing activities	2,011,812	1,548,184	(575,760)	(90,349)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,644	(192,110)	(55,970)	(8,783)
Net increase in cash, cash equivalents and restricted cash	957,807	251,906	1,107,027	173,717
Cash, cash equivalents and restricted cash at the beginning of the year	2,999,408	3,957,215	4,209,121	660,503
Cash, cash equivalents and restricted cash at the end of the year	3,957,215	4,209,121	5,316,148	834,220

Operating Activities

Net cash used in operating activities for continuing operations was RMB891.1 million in 2021, compared to RMB70.5 million generated from operating activities for continuing operations in 2020. This decrease was primarily due to extending the payment term due to the pandemic in 2020, which gradually became normalized in 2021, as well as the increase of RMB235.4 million in net loss from continuing operations, which was mainly attributable to the competitive market dynamics and pricing lag.

Net cash generated from operating activities for continuing operations was RMB70.5 million in 2020, compared to RMB20.7 million generated from operating activities for continuing operations in 2019. This increase was primarily due to extending the payment term due to the outbreak of COVID-19 in 2020, partially offset by the increase of RMB 616.0 million in net loss from continuing operations.

Investing Activities

Net cash generated from investing activities for continuing operations was RMB4,990.7 million in 2021, which was primarily due to (i) payments for purchase of property and equipment of RMB160.0 million, which property and equipment were used in the expansion and optimization of our freight service and global logistics services in Southeast Asia; (ii) origination of lease rental and other financing receivables of RMB45.7 million, mainly for financing lease related services provided to franchisee partners and transportation service providers, partially offset by receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB1,165.8 million; (iii) a net change in short-term investments of RMB75.9 million, which were proceeds from maturities of short-term investments of RMB425.1 million offset by purchase of short-term investments of RMB349.2 million, and (iv) proceeds from disposal of subsidiaries and long-term investments of RMB3,904.3 million, mainly including the proceeds from BEST express business.

Net cash generated from investing activities for continuing operations was RMB268.5 million in 2020, which was primarily due to (i) payments for purchase of property and equipment of RMB311.0 million, which property and equipment were used in the expansion and optimization of our freight service and global logistics services in Southeast Asia; (ii) origination of lease rental and other financing receivables of RMB1,072.0 million, mainly for financing lease related services provided to franchisee partners and transportation service providers, partially offset by receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB876.2 million; and (iii) a net change in short-term investments of RMB671.1 million, which were proceeds from maturities of short-term investments of RMB913.1 million offset by purchase of short-term investments of RMB242.0 million.

Financing Activities

Net cash used in financing activities for continuing operations was RMB237.9 million in 2021, which was mainly due to (i) proceeds from issuance of series A preferred shares of RMB191.9 million in our Asia subsidiary; (ii) proceeds from short-term and long-term bank loans of RMB1,607.4 million, partially offset by repayment of short-term bank loans of RMB2,245.1million; (iii) proceeds from issuance of asset-backed securities and long-term borrowings of RMB585.5 million, partially offset by repayment of asset-backed securities and long-term borrowings of RMB378.8 million.

Net cash generated from financing activities for continuing operations was RMB1,558.7 million in 2020, which was mainly due to (i) proceeds from issuance of convertible senior notes of RMB1,061.4 million; (ii) proceeds from short-term and long-term bank loans of RMB2,120.1 million, partially offset by repayment of short-term bank loans of RMB1,401.5 million; (iii) proceeds from issuance of asset-backed securities of RMB198.1 million, partially offset by repayment of asset-backed securities of RMB211.0 million; and (iv) repurchase of ordinary shares of RMB211.4 million.

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

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2019, 2020 and 2021, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenue:
Freight	5,258,666	5,183,161	5,445,311	854,488
Supply Chain Management	2,198,271	1,912,323	1,820,239	285,635
Global	336,874	777,657	1,194,146	187,388
Others	3,130,117	2,893,014	3,347,777	525,339
Inter-segment eliminations	(442,927)	(237,921)	(381,637)	(59,887)
Total revenue	10,481,001	10,528,234	11,425,836	1,792,963
Cost of revenue:
Freight	4,944,124	5,070,567	5,567,072	873,595
Supply Chain Management	2,058,937	1,846,901	1,746,967	274,137
Global	371,404	875,734	1,258,802	197,534
Others	2,998,661	2,730,658	3,434,020	538,872
Inter-segment eliminations	(445,136)	(237,908)	(381,637)	(59,887)
Total cost of revenue	9,927,990	10,285,952	11,625,224	1,824,251
Gross profit:
Freight	314,542	112,594	(121,761)	(19,107)
Supply Chain Management	139,334	65,422	73,272	11,498
Global	(34,530)	(98,077)	(64,656)	(10,146)
Others	131,456	162,356	(86,243)	(13,533)
Inter-segment eliminations	2,209	(13)	—	—
Total gross profit	553,011	242,282	(199,388)	(31,288)
Net (loss)/income:
Freight	38,608	(188,184)	(457,451)	(71,784)
Supply Chain Management	(122,312)	(175,072)	(103,387)	(16,223)
Global	(167,600)	(251,511)	(267,902)	(42,040)
Others	11,804	(103,710)	(341,117)	(53,529)
Unallocated	(172,895)	(309,957)	(94,004)	(14,751)
Total net loss from continuing operations	(412,395)	(1,028,434)	(1,263,861)	(198,327)

Since January 1, 2021, together with the strategic refocusing plan executed from late 2020, we grouped Capital service and UCargo service into “Others” segment. Also after the disposal of Express business in December 2021, we report our financial results in four operating segments: (i) freight delivery services, or the Freight segment, (ii) supply chain management services, or the Supply Chain Management segment, (iii) Global logistics services, or the Global segment, (iv) Other segment. This change in segment reporting aligns with the manner in which we currently receive and use financial information to allocate resource and evaluate the performance of our operating segments. As the financial results from our (i) Store+ services, and (ii) Express services, each formerly reported as a separate reportable segment, are now disclosed as discontinued operations, they are not reflected in the segment disclosures above.

The inter-segment eliminations for the periods indicated above mainly consisted of (i) segment revenue of the Freight segment provided to the Supply Chain Management segment, and (ii) segment revenue of the Other segment provided to our Freight segment, all of which were eliminated as intergroup transactions as a result of consolidation.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue by Segment

Segment revenue of our Supply Chain Management segment decreased from 2020 to 2021 primarily due to a decrease in segment revenue from external customers. Segment revenue of our Freight segment, Global segment and Other segments increased from 2020 to 2021 primarily due to an increase in segment revenue from external customers. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.”

Cost of Revenue by Segment

Segment cost of revenue of our Supply Chain Management segment decreased from 2020 to 2021 primarily due to a decrease in labor and lease cost in connection with certain legacy key account customers which are in the process of being discontinued. Segment cost of revenue for our Freight segment increased due to an increase in freight volume, partially offset by a decrease in unit cost per tonne. Segment cost of revenue for our Global segment increased from 2020 to 2021 in line with the expansion of our business in Southeast Asia. Segment cost of revenue of Other segments increased in line with the increase in service scale provided to customers. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.”

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue by Segment

Segment revenue of our Freight segment, Supply Chain Management segment and Other segments decreased from 2019 to 2020 primarily due to a decrease in segment revenue from external customers. Segment revenue for our Global segment increased from 2019 to 2020 primarily due to an increase in segment revenue from external customers in Southeast Asia. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations —Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.”

Cost of Revenue by Segment

Segment cost of revenue of our Supply Chain Management segment decreased from 2019 to 2020 primarily due to a decrease in labor and lease cost in connection with certain legacy key account customers which are in the process of being discontinued. Segment cost of revenue for our Freight segment increased due to an increase in freight volume, partially offset by a decrease in unit cost per tonne. Segment cost of revenue for our Global segment increased from 2019 to 2020 in line with the expansion of our business in Southeast Asia. Segment cost of revenue of Other segments decreased in line with the decrease in service scale provided to customers. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.”

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

As of December 31, 2019, 2020 and 2021, our PRC subsidiaries had accumlatively appropriated RMB7,865, RMB8,038 and RMB167 (US$26), respectively, in its statutory reserves.

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

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing as of the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

We base our estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our actual results could materially differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

We have determined it has four reporting units (that also represent operating segments) in 2021, which excludes the former Store+ reporting unit and BEST Express which were reported as discontinue operations in the consolidated statements of comprehensive income/(loss) and the corresponding goodwill allocated to the Store+ reporting unit and BEST Express was classified as assets held for sale on the consolidated balance sheets (Note 4) before the subsidiaries disposal. Goodwill was allocated to two reporting units including Freight delivery reporting unit and Global unit as of December 31, 2020 and 2021. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required.

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

Methodologies and significant estimates utilized in determining the fair value of reporting units

The fair value of each reporting unit was estimated using a discounted cash flow methodology. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows and WACC assumptions are described below. These key assumptions utilized in the discounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the revenue growth rates, gross profit and operating expenses were performed on all reporting units. For each reporting unit analyzed, a 10% reduction in the revenue growth rates used, or a 5% increase in operating expense, or 5% reduction in gross profit respectively would not have resulted in its carrying value exceeding its estimated fair value.

WACC - The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for Global reporting unit is 15% as of December 31, 2021. A sensitivity analysis of the WACC was performed as of December 31, 2021. An increase in the WACC of ten percentage would not result in the carrying value of the reporting unit exceeding its fair value.

Impairment of long-lived assets held for use other than goodwill

We evaluate our long-lived assets, including fixed assets, intangible assets with finite lives and operating lease right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Impairment losses are included in general and administrative expenses.

The calculation of undiscounted cash flow analysis requires significant estimates and judgement, in particular, these estimates are sensitive to significant assumptions, including revenue growth rate, operating margin and operating expenses, which can be affected by expectations about internal budgets and strategic plans and expected long-term growth rates. Changes in these estimates and assumptions could materially affect the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, which could result in an impairment charge to reduce the carrying value of long-lived assets, and could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows are described below. These key assumptions utilized in the undiscounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of long lived asset group. These projections are consistent with our operating budget and strategic plan. We also make assumptions about our cost levels (e.g., capacity utilization, cost performance in various volume level) based on our historical operating results to drive our future operating margin. Cash flows for estimated useful lives of the long lived asset group subsequent to the balance sheet date of the impairment test were utilized in the determination of recoverability of long lived asset group. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. A sensitivity analysis of the revenue growth rates, gross profit margin and operating expenses were performed on all reporting units. For each reporting unit analyzed, a 10% reduction in the revenue growth rates used or gross profit margin, or a 10% increase in operating expense respectively would not have resulted in its carrying value exceeding its estimated fair value.

Accounts receivable and notes receivable, and allowance for credit losses

On January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, we changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost.

Prior to our adoption of ASU 2016-13, accounts and notes receivables are carried at net realizable value. An allowance for credit losses is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, we consider specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses.

After the adoption of ASU 2016-13, we maintain an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss)/income. We assesse collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

We estimate the allowance for credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. If we do not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Assumptions Used. Our allowance for credit losses is based on its assumptions regarding:

●	Probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance; and
●	Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries.

Fair value measurement of equity investments without readily determinable fair value

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by us. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value, especially considering the increased market volatility in the global financial markets after the COVID-19 outbreak. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When our assessment indicates that an impairment exists, we write down the investment to its fair value.

Income tax

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive (loss)/income as income tax expense.

We recognize in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits included in “Other noncurrent liabilities” in the accompanying consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Our revenue recognition policies are as follows:

Freight delivery services

We provide freight services that comprise of sorting, line-haul and feeder transportation services mainly to our franchisees, which are also our customers. We offer an integrated service to franchisee service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all shipments sent through its network, from the point when customers drop off the shipments at our first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and we record such amounts as “Customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price we earn from its customers are based on the shipment’s weight and route to the end recipient’s destination.

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

Supply chain management services

We provide warehouse management, order fulfillment services and transportation services to our offline and online enterprise customers (“enterprise customers”). We enter into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through our self-operated order fulfillment centers and transportation services agreements for transportation services. The majority of the contracts have an effective term of one year. Order fulfillment service revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing one month’s advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

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

Global logistics services

We provide international logistics services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination service as well as international and local express delivery services outside China. Revenue for our global logistics services is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

Other services

Our company mainly provides Capital services and Ucargo services.

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

Express delivery services (now disclosed as discontinued operations)

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

We determine whether an arrangement is or contains a lease at inception. Our accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Sales-type, direct financing and operating leases as Lessor

We classify a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for a major part of the remaining economic life of the underlying asset.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to our company at the end of the lease term.

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

Other Estimates

In addition to the critical accounting estimates described above, there are other accounting estimates within our consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations or financial condition. See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact us.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management as of the date of this annual report:

Name	Age	Position/Title
Shao-Ning Johnny Chou	60	Director, chairman and chief executive officer
Lin Wan	46	Director
Xiao Hu	42	Director
Mark Qiu	57	Director
George Chow	54	Director, chief strategy and investment officer
Wenbiao Li	55	Director
Gloria Fan	57	Chief financial officer
Mangli Zhang	65	Senior vice president, general manager of supply chain management service line
Xiaoqing Wang	41	Vice president, general manager of global service line
Tao Liu	45	Senior vice president, general manager of freight service line
Xingjun Yuan	47	Vice president, general manager of UCargo service line
Feng Dong	39	General manager of financial service line
Yanbing Zhang	46	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	50	Senior vice president of human resources and administration

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

Ms. Xiao Hu has been a director of our company since February 2022. Ms. Hu is a managing director of Strategic Investments at Alibaba Group Holding Limited. She joined Alibaba in 2017 and previously served as an investment director of Strategic Investments. She served as vice president and then director at Merrill Lynch (Asia Pacific) Limited from 2012 to 2017 and associate and then vice president at Citigroup Global Markets Asia Limited from 2008 to 2012. She also served as an assistant equity research analyst at China International Capital Corporation Limited from 2003 to 2006 and an auditor with KPMG Huazhen LLP from 2002 to 2003. Ms. Hu holds an MBA degree from the Hong Kong University of Science and Technology and a bachelor’s degree from Peking University.

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

Mr. Xiaoqing Wang currently serves as the vice president and general manager of our global service line. Prior to that, he had been general manager of our express service line since the end of 2020, general manager of our company’s Jiangsu province branch since 2009, spearheading BEST Express and other service lines in Jiangsu province, China. From 2004 to 2009, Mr. Wang was senior sales manager of the Nanjing branch of UTStarcom China. Mr. Wang received a bachelor’s degree in economics and management from Nanjing Agricultural University and an EMBA degree from the University of Texas.

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

B.Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately US$3.66 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Granted Options

As of February 28, 2022, we had outstanding options with respect to 2,683,345 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

The table below summarizes, as of February 28, 2022, the options we had granted to our directors and executive officers under the 2008 equity and performance incentive plan:

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

The 2017 equity incentive plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued pursuant to equity-based awards granted under the plan. In addition, the number of Class A ordinary shares available for issuance under the 2017 equity incentive plan automatically increased by a maximum of 2% of the total number of Class A ordinary shares issued and outstanding at the end of preceding calendar year on January 1, 2019 and will automatically be increased on every January 1 thereafter for eight years, provided that the maximum aggregate number of Class A ordinary shares which may be subject to awards granted under the plan does not exceed 10% of the total number of Class A ordinary shares issued and outstanding at the end of the preceding calendar year. As a result, as of January 1, 2022, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 equity incentive plan has been increased to 25,564,845. No more than 10,000,000 Class A ordinary shares may be issued upon the exercise of incentive stock options. Generally, if any award (or portion thereof) under the 2017 equity incentive plan terminates, expires, lapses or is cancelled for any reason without being vested or exercised, as applicable, the Class A ordinary shares subject to such award will again be available for future grant.

Granted Restricted Share Units

As of February 28, 2022, we had outstanding restricted share units with respect to 8,555,072 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 28, 2022, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Number of
restricted
share units
Name	granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2022	Various dates from June 1, 2028 to January 1, 2032
Mark Qiu	*	Various dates from February 1, 2018 to February 1, 2022	Various dates from February 1, 2028 to February 1, 2032
George Chow	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2022	Various dates from February 1, 2028 to February 1, 2032
Gloria Fan	*	Various dates from November 30, 2019 to March 1, 2021	Various dates from November 30, 2029 March 1, 2031
Mangli Zhang	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Xiaoqing Wang	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Tao Liu	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Xingjun Yuan	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Feng Dong	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Yanbing Zhang	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031
Jimei Liu	*	Various dates from March 1, 2018 to March 1, 2021	Various dates from March 1, 2028 to March 1, 2031

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

BEST Asia Plan

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST Asia Plan is administered by the board of directors of BEST Asia Inc. or a committee or a member of the board of directors designated by the board of directors of BEST Asia Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST Asia Plan, BEST Asia Inc. may grant dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or share payments to the eligible participants, including employees, directors and consultants of BEST Asia Inc. and its subsidiaries, parents and “related entities” as defined in the BEST Asia Plan. The term of the awards granted under the BEST Asia Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Asia Inc. As of February 28, 2022, we had issued options to purchase ordinary shares of BEST Asia Inc. to certain employees, including certain of our directors and executive officers, under the BEST Asia Plan.

C.Board Practices

Board of Directors

Pursuant to our ninth amended and restated articles of association currently in effect, our board of directors currently consists of six directors, including (i) Mr. Shao-Ning Johnny Chou and Mr. George Chow, or the Founder Directors, who were nominated by our founder, Mr. Shao-Ning Johnny Chou; (ii) Mr. Lin Wan and Ms. Xiao Hu, or collectively, the Alibaba Directors, who were nominated by Alibaba (including Cainiao Network); and (iii) Mr. Mark Qiu and Mr. Wenbiao Li, who are independent directors. As long as Mr. Shao-Ning Johnny Chou is a director, he will serve as the chairman of the board.

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

Audit Committee

Our audit committee consists of Mr. Mark Qiu and Mr. Wenbiao Li. Mr. Mark Qiu is the chairman of our audit committee. Mr. Mark Qiu satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Mark Qiu and Mr. Wenbiao Li satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, or the NYSE, and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the rules of the New York Stock Exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whenever outright or as collateral security for any debt, liability or obligation of the company or of any third party.

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

D.Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 28, 2022 by:

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

The calculations in the table below are based on (i) 247,738,514 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 28, 2022. The aforesaid 247,738,514 Class A ordinary shares excludes the 7,909,938 Class A ordinary shares issued to our depositary bank as of February 28, 2022 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
Lin Wan	—	—	—	—	—	—	—
Jun Chen	—	—	—	—	—	—	—
Mark Qiu	*	*	—	—	—	—	**
George Chow	6,625,407	2.7	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Gloria Fan	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Xiaoqing Wang	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Xingjun Yuan	*	*	—	—	—	—	**
Feng Dong	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Directors and Executive officers as a Group	8,764,746	3.6	—	—	48,624,563	100.0	46.7
Alibaba Group Holding Limited(1)	48,900,357	19.1	94,075,249	100.0	—	—	46.7
Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.4
CR Entities (2)	33,548,304	13.1	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(3)	12,443,429	4.9	—	—	—	—	0.4
*	Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	Holds less than 1% of voting power of our total ordinary shares outstanding.
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

(1)	The number of ordinary shares beneficially owned was reported in an Amendment No. 3 to Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on June 3, 2020, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs held by Alibaba Investment Limited, (ii) 14,184,400 Class A ordinary shares, represented by ADSs, convertible at any time from the 2024 Convertible Notes in the principal amount of US$100,000,000 at the option of Alibaba Investment Limited, the holder of such senior notes issued by us in September 2019, (iii) 75,831,692 Class B ordinary shares held by Alibaba Investment Limited, (iv) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited, and (v) 24,000,000 Class A ordinary shares (or in the form of ADSs) convertible at any time from the 2025 Convertible Notes in the principal amount of US$150,000,000 after 30 consecutive trading days after May 27, 2020 at the option of Alibaba.com Hong Kong Limited, the holder of such senior notes issued by us in June 30, 2020, subject to the adjustment as provided under the 2025 Convertible Notes. We subsequently determined that, upon the aforesaid adjustment, a total of 24,715,957 Class A ordinary shares will be convertible from the 2025 Convertible Notes in the principal amount of US$150,000,000. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is a British Virgin Islands company wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 66% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2020 as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 9, 2020. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 66% equity interest in Cainiao Smart Logistics Network Limited. Alibaba.com Hong Kong Limited is a Hong Kong company wholly owned by Alibaba Group Holding Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.
(2)	The number of ordinary shares beneficially owned was reported in a Schedule 13G filed by the CR Entities and other reporting persons on February 14, 2019 and consists of (i) 25,778,872 Class A ordinary shares held by Florence Star Worldwide Limited, and (ii) 7,769,432 Class A ordinary shares held by Brackenhill Tower Limited. Florence Star Worldwide Limited and Brackenhill Tower Limited are collectively referred to as the CR Entities. Each of Florence Star Worldwide Limited and Brackenhill Tower Limited is a limited liability company established in the British Virgin Islands, and each of them has its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The CR Entities are special purpose vehicles of both China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., or the China Harvest Funds. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. Mark Qiu is a member of such board of directors and disclaims beneficial ownership in the aforesaid shares except to the extent of his pecuniary interest therein through his partnership interest in the China Harvest Funds.

(3)	The number of ordinary shares beneficially owned was reported in the Amendment No. 1 to Schedule 13G filed by The Goldman Sachs Group, Inc. and other reporting persons on February 9, 2021 and consists of an aggregate of 12,443,429 Class A ordinary shares owned by Broad Street Principal Investments, L.L.C., Bridge Street 2014, L.P., Stone Street 2014, L.P., MBD 2014, L.P., Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. (collectively, the “GS Stockholders”), and are owned, or may be deemed to, or to have been beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”). MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014, L.P. and MBD 2014 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of the other GS Investing Entities. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts and is the investment manager of the GS Stockholders. Each of the GS Group, Broad Street Principal Investments, L.L.C., MBD Advisors, L.L.C. and Bridge Street Opportunity Advisors, L.L.C. is a limited liability company incorporated in Delaware. Each of MBD 2014, L.P., Bridge Street 2014, L.P. and Stone Street 2014, L.P. is a Delaware limited partnership. Goldman Sachs is a limited liability company incorporated in New York. Each of Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. is a Cayman Islands limited partnership.

To our knowledge, as of February 28, 2022, 182,731,790 Class A ordinary shares or 73.76% of our outstanding Class A ordinary shares were held by six record holders in the United States, including our ADS depositary bank, which held 176,820,395 Class A ordinary shares or 71.37% of our outstanding Class A ordinary shares (excluding 7,909,938 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 28, 2022, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

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

Shareholders Agreement

On April 5, 2016, we, our subsidiaries, and all of our then-existing shareholders entered into the shareholders agreement, as amended on September 6, 2017, which replaced and superseded our previous shareholders agreements. The shareholders agreement addresses certain matters in relation to shareholder rights, corporate governance arrangements and other related obligations. Except for our non-compete undertaking to Alibaba Investment Limited, or AIL, and certain registration rights, all other rights and obligations of us and the shareholders under the shareholders agreement terminated upon completion of our initial public offering..

Sale of Equity in Yizhan

In July 2021, our subsidiary, BEST Logistics Technologies (China) Co., Ltd. transferred 1% equity interest in 浙江驿栈网络科技有限公司 (“Yizhan”) to Zhejiang Cainiao Supply Chain Management Co. Ltd, an affiliate of Alibaba, for a cash consideration of RMB219,999,955.

Bridge Loan from Alibaba

In August 2021, BEST Logistics technologies (China) Co., Ltd. entered into a facility agreement with Alibaba (China) Network Technology Co., Ltd, a company affiliated with Alibaba and drew down a bridge loan in the principal amount of RMB600,000,000 (US$94,153,093) from such company. The bridge loan was repaid in December 2021 in accordance with the terms of the facility agreement.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management services to Cainiao Network, and the related service fees amounted to RMB540.6 million, RMB555.8 million and RMB418.8 (US$65.7 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had balances of RMB140.1 million and RMB76.7 million (US$12.0 million), respectively, due from Cainiao Network, which represent service fees payable to us.

Cainiao Network leased warehouses to us resulting in rental expense of nil, RMB18.0 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively. Cainiao Network introduced customers to us and we incurred commission fees of RMB0.2 million, nil and nil to Cainiao Network for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had a balance of nil and nil, respectively, due to Cainiao Network.

Alibaba Cloud Computing Co. Ltd., or Ali Cloud, an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of RMB9.7 million, RMB14.9 million and RMB13.6 million (US$2.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Ali Cloud also paid on our behalf certain operating costs of nil, RMB 2.8 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had a balance of nil and RMB0.45 million (US$0.07 million), respectively, due from Ali Cloud, which represents service fees prepaid to Ali Cloud; and we had a balance of RMB1.0 million and nil, respectively, due to Ali Cloud, which represents service fees payable by us.

We provided express delivery service to Lazada Express Limited, or Lazada, an affiliate of Alibaba, and the related service fees amounted to RMB10.7 million, RMB125.6 million and RMB120.9 million (US$19.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had a balance of RMB42.3 million and RMB48.0 million (US$7.5 million), respectively, due from Lazada, which represents service fees payable to us.

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

B.Plan of Distribution

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

We incorporate by reference into this annual report the description of our ninth amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-218959), as amended, initially filed with the Securities and Exchange Commission on June 26, 2017. Our shareholders adopted our ninth amended and restated memorandum and articles of association on September 6, 2017 which became effective immediately prior to the completion of the initial public offering of our company's ADSs representing its Class A ordinary shares.

C.	Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(1)  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and

(2)  in addition, that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of our shares, debentures or other obligations, or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares.

This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock by vote or value;

●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” is not the United States dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

As discussed below under "Passive Foreign Investment Company," we believe there is a significant risk that we were classified as a passive foreign investment company, or PFIC, for 2021, that we will be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under "Passive Foreign Investment Company," and to consult with their tax advisors regarding the tax consequences to them if we were classified as a PFIC for 2021, or are classified as a PFIC in our current taxable year or future taxable years.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—E. Taxation — People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC in 2021, we may be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct such otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the VIEs. If it is determined, contrary to our view, that we do not own the equity of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), there would be an increased risk that we are a PFIC (as discussed below).

Based on the past and projected composition of our income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2021, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. For these purposes, fluctuations in the market price of our Class A ordinary shares and ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status. The composition of our assets and income may also be affected by how, and how quickly, we use the cash and liquid assets that we currently hold. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year, other than the taxable year in which your holding period in the ADSs or Class A ordinary shares begins, will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of your holding period for the ADSs or Class A ordinary shares that preceded the taxable year of the distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). The ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends.”

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC for any taxable year.

Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individual) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Certain United States Holders are required to report information relating to our ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding information reporting requirements relating to your ownership of our ADSs or Class A ordinary shares.

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

During and for the year 2021, we did not receive any payment from Citibank, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program-related expenses.

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

For the period from September 19, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we used approximately all the proceeds from our initial public offering to expand and optimize our express, freight and supply chain service network and further expand our global logistics service in Southeast Asia as well as for us to provide financing services to our ecosystem participants through BEST Capital. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) continued investments in our technology infrastructure and development of additional services and solutions, (ii) further expansion of our integrated logistics and supply chain service network, and (iii) general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2021. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Mark Qiu, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

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

	For the Years Ended
	December 31,
	2020	2021

	(In thousands of US dollars)
Audit Fees(1)	1,618	2,546
All Other Fees(2)	19	17
Total	1,637	2,563

(1)“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)“All Other Fees” represents transaction advisory services related to certain restructuring in each of the fiscal years listed for services rendered by our principal auditors associated with certain due diligence and advisory projects in 2021.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. We did not repurchase any ADSs in 2021.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.15

Loan Agreement between BEST Logistics Technology (China) Co., Ltd., Wei Chen and Lili He, dated October 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, initially filed with the Securities and Exchange Commission on April 17, 2020).

4.16

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

4.17

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

4.18

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

4.20

Convertible Note Purchase Agreement, dated May 28, 2020, between the Registrant, Alibaba.com Hong Kong Limited and Mr. Shao-Ning Johnny Chou, relating to the issuance of the Registrant’s 4.5% Convertible Senior Notes due 2025 in the aggregate principal amount of US$150 million (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, initially filed with the Securities and Exchange Commission on April 16, 2021).

Exhibit Number	Description of Exhibits
4.21

Convertible Note Instrument, dated June 3, 2020, between the Registrant and Alibaba.com Hong Kong Limited, relating to the issuance of the Registrant’s 4.5% Convertible Senior Notes due 2025 in the aggregate principal amount of US$150 million (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, initially filed with the Securities and Exchange Commission on April 16, 2021).

*4.22

Facility Agreement, between Alibaba (China) Technology Co., Ltd. and BEST Logistics Technologies (China) Co., Ltd., dated August 19, 2021, in respect of two facilities in an aggregate principal amount of RMB 600,000,000 (English Translation).

*4.23	Letter of Undertaking, to Alibaba (China) Technology Co., Ltd., from Zhejiang BEST Technology Co., Ltd., dated August 19, 2021 (English Translation).

*4.24

Share Pledge Agreement, among BEST Freight Network Technology Management Limited, BEST Chi Cheng (Hangzhou) Logistics Service Co., Ltd. and Alibaba (China) Technology Co., Ltd., dated August 19, 2021 (English Translation).

*4.25	Share Pledge Agreement, among BEST Logistics Technologies Limited, BEST Logistics Technology (China) Co., Ltd. and Alibaba (China) Technology Co., Ltd., dated August 19, 2021 (English Translation).

4.26

Share and Asset Purchase Agreement, among BEST Inc., J&T Global Express Limited and other parties thereto, dated October 29, 2021 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for the month of December 2021, initially filed with the Securities and Exchange Commission on December 17, 2021).

*4.27	Loan Agreement between BEST Store Network (Hangzhou) Co., Ltd., Wei Chen and Lili He, dated December 15, 2021 (English Translation).

*4.28	Exclusive Services Agreement between Hangzhou Baijia Business Management Consulting Co., Ltd. and BEST Store Network (Hangzhou) Co., Ltd., dated December 15, 2021 (English Translation).

*4.29

Equity Pledge Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated December 15, 2021 (English Translation).

*4.30

Shareholders’ Voting Rights Proxy Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc., BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated December 15, 2021 (English Translation).

*4.31

Exclusive Call Option Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc., BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., December 15, 2021 (English Translation).

*8.1	List of Subsidiaries.

11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-218959), initially filed with the Securities and Exchange Commission on June 26, 2017).

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King and Wood Mallesons

*101.INS	XBRL Instance Document.

Exhibit Number	Description of Exhibits
*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*        Filed herewith

**      Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
		Name:	Shao-Ning Johnny Chou
		Title:	Chairman and Chief Executive Officer
Date: April 18, 2022

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 18, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of long-lived assets

Description of the Matter

At December 31, 2021, the Company’s long-lived assets in the Company’s business, comprising of property and equipment, intangible assets and operating lease right-of-use assets were RMB2,718 million. As discussed in Note 2 to the consolidated financial statements, the Company groups long-lived assets at the lowest level of identifiable cash flows and assesses the asset group for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. The Company concluded no impairment existed as of December 31, 2021 as the estimated future undiscounted cash flows of its long-lived asset groups exceeded their carrying values.

Auditing management’s impairment assessment of long-lived assets was complex due to the significant estimates and judgments involved in the projection of future cash flows of the asset groups used in the quantitative test of impairment. In particular, these estimates are sensitive to significant assumptions, including revenue growth rate, operating margin and operating expenses, which can be affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived assets impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flows projections.

To test the Company’s impairment assessment of the asset groups, our audit procedures included, among others, evaluating the significant assumptions used to develop the future undiscounted cash flows of the asset groups and testing the completeness and accuracy of the underlying data used by the Company. We assessed the significant assumptions used in the calculations which included, amongst others, the revenue growth rate, operating margin and operating expenses, by analyzing the historical accuracy of management’s estimates and comparing to current industry and economic trends against external industry outlook reports. We also performed sensitivity analyses by assessing the changes to the future undiscounted cash flows of the asset groups resulting from changes in the revenue growth rate, operating margin and operating expenses.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 18, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BEST Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, BEST Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 18, 2022 expressed an unqualified opinion thereon.

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

April 18, 2022

BEST INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents (including cash and cash equivalents of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of nil and RMB26,166 (US$4,106) as of December 31, 2020 and 2021, respectively)		1,180,787	3,571,745	560,485
Restricted cash		1,998,323	675,159	105,947
Short-term investments		228,371	147,359	23,124
Accounts and notes receivable, net of allowance of RMB204,124 and RMB227,593 (US$35,714) as of December 31, 2020 and 2021, respectively	6	825,700	827,631	129,873
Prepayments and other current assets (including prepayments and other current assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of nil and RMB12,046 (US$1,890) as of December 31, 2020 and 2021, respectively)	7	1,603,447	1,172,472	183,985
Lease rental receivables	10	497,127	298,364	46,820
Amounts due from related parties	23	182,409	125,198	19,646
Inventories		28,269	25,622	4,021
Assets held-for-sale - current	4	2,823,278	—	—
Total current assets		9,367,711	6,843,550	1,073,901
Non-current assets:
Restricted cash		333,313	1,069,244	167,788
Non-current deposits		97,889	92,866	14,573
Operating lease right-of-use assets	10	1,878,312	1,899,522	298,076
Lease rental receivables	10	647,678	235,429	36,944
Long-term investments	11	221,426	219,171	34,393
Property and equipment, net	8	822,114	762,642	119,675
Intangible assets, net	9	43,897	55,684	8,738
Goodwill	12	54,135	54,135	8,495
Other non-current assets		509,023	111,640	17,519
Assets held-for-sale – non-current	4	5,895,325	—	—
Total non-current assets		10,503,112	4,500,333	706,201
Total assets		19,870,823	11,343,883	1,780,102
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable (including accounts and notes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB61,088 and RMB60,669 (US$9,521) as of December 31, 2020 and 2021, respectively)		1,509,894	1,353,150	212,340
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB154,852 and RMB18,251 (US$2,865) as of December 31, 2020 and 2021, respectively)	14	1,407,253	1,591,639	249,763
Customer advances and deposits and deferred revenue (including customer advances and deposits and deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB10,213 and RMB341 (US$54) as of December 31, 2020 and 2021, respectively)		281,298	298,353	46,818
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB8,104 and RMB880(US$138) as of December 31, 2020 and 2021, respectively)	10	531,736	518,248	81,324
Financing lease liabilities	10	1,581	1,851	290
Amounts due to related parties	23	29,247	2,763	434
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the primary beneficiary of RMB4 and nil as of December 31, 2020 and 2021, respectively)	17	14,550	587	92
Short-term bank loans (including short-term bank loans of the consolidated VIEs without recourse to the primary beneficiary of RMB5,000 and RMB120,500 (US$18,909) as of December 31, 2020 and 2021, respectively)	13	2,133,287	530,495	83,246
Long-term borrowings - current portion (including long-term borrowings - current portion of the consolidated VIEs without recourse to the primary beneficiary of RMB96,829 and RMB84,006(US$13,182) as of December 31, 2020 and 2021, respectively)	15	95,149	287,814	45,164
Convertible senior notes held by a related party-current	16, 23	—	633,475	99,406
Convertible senior notes held by third parties-current	16	—	633,475	99,406
Liabilities held-for-sale - current (including liabilities held-for-sale of the consolidated VIEs without recourse to the primary beneficiary of RMB6,630,254 and nil as of December 31, 2020 and 2021, respectively)	4	6,630,254	—	—
Total current liabilities		12,634,249	5,851,850	918,283

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2020	2021	2021
		RMB	RMB	US$
Non-current liabilities
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB7,043 and nil as of December 31, 2020 and 2021, respectively)	10	1,391,518	1,456,843	228,610
Financing lease liabilities	10	2,698	2,121	333
Long-term bank loans (including long-term bank loan of the consolidated VIEs without recourse to the primary beneficiary of RMB961 and nil as of December 31, 2020 and 2021, respectively)	13	78,548	769,767	120,793
Long-term borrowings	15	—	67,080	10,526
Convertible senior notes held by a related party	16, 23	1,617,846	955,097	149,876
Convertible senior notes held by third parties	16	642,121	—	—
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB106,620 and nil as of December 31, 2020 and 2021, respectively)		107,763	24,261	3,807
Liabilities held-for-sale – non-current (including liabilities held-for-sale of the consolidated VIEs without recourse to the primary beneficiary of RMB1,671,476 and nil as of December 31, 2020 and 2021, respectively)	4	1,671,476	—	—
Total non-current liabilities		5,511,970	3,275,169	513,945
Total liabilities		18,146,219	9,127,019	1,432,228
Commitments and contingencies	26
Mezzanine Equity:
Convertible non-controlling interests	22, 23	—	191,865	30,108
Total mezzanine equity		—	191,865	30,108
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 1,858,134,053 shares authorized as of December 31, 2020 and 2021; 250,648,452 shares issued and outstanding as of December 31, 2020 ; 255,648,452 shares issued and outstanding as of December 31, 2021)	21	16,532	16,532	2,594
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 94,075,249 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	21	6,178	6,178	970
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 47,790,698 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	21	3,278	3,278	514
Treasury shares	21	(211,352)	(113,031)	(17,737)
Statutory reserves	21	8,038	167	26
Additional paid-in-capital		19,487,232	19,522,173	3,063,455
Accumulated deficit		(17,710,964)	(17,471,716)	(2,741,694)
Accumulated other comprehensive income	28	151,677	107,379	16,850
BEST Inc. shareholders’ equity		1,750,619	2,070,960	324,978
Non-controlling interests		(26,015)	(45,961)	(7,212)
Total shareholders’ equity		1,724,604	2,024,999	317,766
Total liabilities, mezzanine equity and shareholders’ equity		19,870,823	11,343,883	1,780,102

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenue from third parties
Freight delivery		5,249,479	5,175,830	5,435,354	852,926
Supply chain management		1,661,747	1,391,686	1,476,743	231,733
Global		319,602	616,934	992,518	155,748
Others		2,698,889	2,662,425	2,981,523	467,866
		9,929,717	9,846,875	10,886,138	1,708,273
Revenue from related parties
Supply chain management	23	534,012	520,637	338,361	53,096
Global	23	17,272	160,722	201,337	31,594
		551,284	681,359	539,698	84,690
Total revenue		10,481,001	10,528,234	11,425,836	1,792,963

Cost of revenue
Freight delivery		(4,934,937)	(5,063,236)	(5,557,115)	(872,033)
Supply chain management		(2,052,006)	(1,846,901)	(1,741,832)	(273,331)
Global		(371,404)	(875,733)	(1,258,511)	(197,488)
Others		(2,569,643)	(2,500,082)	(3,067,766)	(481,399)
Total cost of revenue		(9,927,990)	(10,285,952)	(11,625,224)	(1,824,251)

Gross profit		553,011	242,282	(199,388)	(31,288)
Selling expenses		(225,098)	(235,419)	(260,219)	(40,834)
General and administrative expenses		(642,173)	(867,517)	(881,498)	(138,326)
Research and development expenses		(146,614)	(136,065)	(180,204)	(28,278)
Other operating income		19,789	24,777	58,337	9,154
Total operating expenses		(994,096)	(1,214,224)	(1,263,584)	(198,284)

Loss from operations		(441,085)	(971,942)	(1,462,972)	(229,572)
Interest income		84,493	55,527	49,658	7,792
Interest expense		(46,746)	(119,177)	(142,751)	(22,401)
Foreign exchange (loss) gain		(4,375)	(8,243)	44,556	6,992
Other income		20,831	47,536	321,075	50,384
Other expense		(6,832)	(14,402)	(70,171)	(11,011)
Loss before income taxes and share of net loss of equity investees		(393,714)	(1,010,701)	(1,260,605)	(197,816)
Income tax expense	17	(18,326)	(17,553)	(3,198)	(502)
Loss before share of net loss of equity investees		(412,040)	(1,028,254)	(1,263,803)	(198,318)
Share of net loss of equity investees		(355)	(180)	(58)	(9)
Net loss from continuing operations		(412,395)	(1,028,434)	(1,263,861)	(198,327)
Net income (loss) from discontinued operations, net of tax	4	193,327	(1,022,790)	1,473,489	231,223
Net (loss) income		(219,068)	(2,051,224)	209,628	32,896
Net loss from continuing operations attributable to non-controlling interests		(16,652)	(25,716)	(52,279)	(8,204)
Net (loss) income attributable to BEST Inc.		(202,416)	(2,025,508)	261,907	41,100
Net (loss) earnings per Class A, Class B and Class C ordinary share:
Basic
Continuing operations	19	(1.02)	(2.59)	(3.12)	(0.49)
Discontinued operations	19	0.50	(2.64)	3.80	0.60
Diluted
Continuing operations	19	(1.02)	(2.59)	(3.12)	(0.49)
Discontinued operations	19	0.50	(2.64)	3.80	0.60
Basic net (loss) earnings per share attributable to Class A, Class B and Class C ordinary shareholders	19	(0.52)	(5.23)	0.68	0.11
Diluted net (loss) earnings per share attributable to Class A, Class B and Class C ordinary shareholders	19	(0.52)	(5.23)	0.68	0.11
Shares used in net (loss) earnings per share computation:
Class A ordinary shares:
Basic	19	246,614,615	245,626,959	246,207,464
Diluted	19	388,480,562	387,492,906	388,073,411
Class B ordinary shares:
Basic	19	94,075,249	94,075,249	94,075,249
Diluted	19	94,075,249	94,075,249	94,075,249
Class C ordinary shares:
Basic	19	47,790,698	47,790,698	47,790,698
Diluted	19	47,790,698	47,790,698	47,790,698
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments		39,273	(11,519)	(44,298)	(6,951)
Comprehensive loss from continuing operations		(373,122)	(1,039,953)	(1,308,159)	(205,278)
Comprehensive income (loss) from discontinued operations	4	193,327	(1,022,790)	1,473,489	231,223
Comprehensive loss from continuing operations attributable to non-controlling interests		(16,652)	(25,716)	(52,279)	(8,204)
Comprehensive loss (income) attributable to BEST Inc.		(163,143)	(2,037,027)	217,609	34,149

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income		(219,068)	(2,051,224)	209,628	32,896
Less: Net income (loss) from discontinued operations, net of tax		193,327	(1,022,790)	1,473,489	231,223
Net loss from continuing operations		(412,395)	(1,028,434)	(1,263,861)	(198,327)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Share of net loss of equity investees		355	180	58	9
Fair value change of equity investments without readily determinable fair values under the measurement alternative	11	(14,155)	(18,687)	(58,643)	(9,202)
Deferred income tax	17	2,187	(828)	—	—
Change in fair value change of derivative liabilities		—	—	14,918	2,341
Impairment of long-term investments	11	—	—	10,691	1,678
Depreciation and amortization		150,151	157,495	191,365	30,030
Lease expense to reduce operating lease right-of -use assets		188,871	600,923	769,005	120,674
Share-based compensation	20	78,886	115,463	107,681	16,898
Accretion on secured bank borrowings and convertible senior notes held by third parties		6,457	13,461	81,290	12,756
Accretion on convertible senior notes held by a related party		1,818	7,876	5,949	934
Allowance for credit losses		88,263	112,142	64,366	10,100
Loss on disposal of property and equipment		4,154	21,624	10,386	1,630
Gain on disposal of long-term investments	11	(22)	(5,658)	(247,145)	(38,782)
Gain on disposal of the subsidiaries	5	(4,040)	—	—	—
Foreign exchange loss (gain)		4,375	8,243	(44,556)	(6,992)
Changes in operating assets and liabilities:
Accounts and notes receivable		(378,351)	3,107,415	(2,796,772)	(438,877)
Inventories		(2,754)	(4,510)	2,647	415
Prepayment and other current assets		189,272	393,718	(1,391,552)	(218,365)
Amounts due from related parties		(74,752)	(49,982)	57,211	8,978
Non-current deposits		(7,218)	(24,647)	3,850	604
Other non-current assets		(69,911)	16,584	11,166	1,752
Lease rental receivables - interest portion		(6,738)	(5,648)	(10,885)	(1,708)
Accounts and notes payable		488,196	(3,081,236)	2,697,827	423,348
Income tax payable		992	7,192	(13,963)	(2,191)
Customer advances and deposits and deferred revenue		(18,990)	70,235	17,672	2,773
Accrued expenses and other liabilities		22,601	311,243	1,626,075	255,167
Amounts due to related parties		(14,446)	(20,462)	(972)	(153)
Other non-current liabilities		1,425	(3,003)	—	—
Operating lease liabilities		(203,545)	(630,172)	(734,943)	(115,329)
Net cash generated from (used in) continuing operating activities		20,686	70,527	(891,135)	(139,839)
Net cash generated from (used in) discontinued operating activities		832,147	(301,762)	(1,912,826)	(300,164)
Net cash generated from (used in) operating activities		852,833	(231,235)	(2,803,961)	(440,003)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(200,392)	(311,026)	(160,012)	(25,109)
Origination of lease rental and other financing receivables		(850,150)	(1,071,963)	(45,671)	(7,167)
Receipt of repayment on lease and other financing receivables-principal portion		697,380	876,230	1,165,834	182,945
Disposal of property and equipment and intangible assets		4,130	4,156	17,913	2,811
Cash paid for business acquisitions (net of cash acquired of RMB5,176, RMB562 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	5	(14,817)	(12,628)	(1,749)	(274)
Acquisition of intangible assets		(4,711)	(35,940)	(19,355)	(3,037)
Disposal of long-term investments	11	450	26,896	354,018	55,553
Acquisition of long-term investments		(3,144)	—	(50,000)	(7,846)
Proceeds from disposal of subsidiaries (net of cash disposed of nil, nil and RMB576,051 (US$90,395) for the years ended December 31, 2019, 2020 and 2021, respectively)		100	—	3,550,235	557,109
Proceeds from maturities of short-term investments		2,282,477	913,099	425,120	66,711
Purchase of short-term investments		(2,311,544)	(242,026)	(349,212)	(54,799)
Other investing activities, net		(205,727)	121,677	103,613	16,258
Net cash (used in) generated from continuing investing activities		(605,948)	268,475	4,990,734	783,155
Net cash used in discontinued investing activities		(1,306,534)	(1,141,408)	(448,016)	(70,303)
Net cash (used in) generated from investing activities		(1,912,482)	(872,933)	4,542,718	712,852
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		1,999,807	2,044,227	906,341	142,225
Proceeds from long-term bank loans		—	75,838	701,085	110,016
Repayment of short-term bank loans		(1,099,586)	(1,401,500)	(2,245,093)	(352,304)
Repayment of long-term bank loans		—	—	(2,797)	(439)
Proceeds from loan from a related party		—	—	600,000	94,153
Repayment of loan from a related party		—	—	(600,000)	(94,153)
Proceeds from issuance of series A preferred shares of a subsidiary, net of issuance cost		—	—	191,865	30,108
Proceeds from convertible senior notes held by a related party, net of issuance costs	16	687,677	1,061,421	—	—
Proceeds from convertible senior notes held by third parties, net of issuance costs	16	687,677	—	—	—
Purchase of capped calls	16	(159,138)	—	—	—
Proceeds from long-term borrowings, net of issuance costs	15	262,316	198,074	585,529	91,882
Principal repayment of long-term borrowings	15	(157,417)	(210,991)	(378,829)	(59,447)
Proceeds from other financing activities	10	1,054	2,024	2,440	383
Principal repayment of financing lease liabilities	10	(1,215)	(1,179)	(1,481)	(232)
Contributions from non-controlling interest shareholders		8,318	—	415	65
Proceeds from the exercise of share options		5,400	2,151	2,603	408
Repurchase of ordinary shares	21	—	(211,352)	—	—
Net cash generated from (used in) continuing financing activities		2,234,893	1,558,713	(237,922)	(37,335)
Net cash used in generated from discontinued financing activities		(223,081)	(10,529)	(337,838)	(53,014)
Net cash generated from (used in) financing activities		2,011,812	1,548,184	(575,760)	(90,349)
Exchange rate effect on cash, cash equivalents and restricted cash		5,644	(192,110)	(55,970)	(8,783)
Net increase in cash, cash equivalents and restricted cash		957,807	251,906	1,107,027	173,717
Cash, cash equivalents and restricted cash at the beginning of the year		2,999,408	3,957,215	4,209,121	660,503
Cash, cash equivalents and restricted cash at the end of the year		3,957,215	4,209,121	5,316,148	834,220

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Reconciliation of cash, cash equivalents and restricted cash:

	For the Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash and cash equivalents	1,392,339	1,180,787	3,571,745	560,485
Restricted cash – current	1,374,698	1,998,323	675,159	105,947
Restricted cash – non-current	137,604	333,313	1,069,244	167,788
Cash and cash equivalents held-for-sale	602,344	216,060	—	—
Restricted cash – current included in assets held-for-sale	412,134	104,103	—	—
Restricted cash – non-current included in assets held-for-sale	38,096	376,535	—	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,957,215	4,209,121	5,316,148	834,220

	For the Years ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		16,249	15,760	17,161	2,693
Interest expense paid		36,106	47,353	152,348	23,907
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	14	36,890	40,530	29,545	4,636
Acquisition of property and equipment through financing leases		3,435	4,279	3,972	623
Purchase consideration for business acquisitions included in accrued expenses and other liabilities	14	7,989	1,502	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.

					Accumulated
	Ordinary Shares		Additional		other			Total
	Number of		paid-in	Statutory	comprehensive	Accumulated	Non-controlling	shareholders'
	shares	Amount	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	392,514,399	25,988	19,407,460	3,771	123,923	(15,423,027)	2,043	4,140,158
Net loss for the year	—	—	—	—	—	(202,416)	(16,652)	(219,068)
Other comprehensive income	—	—	—	—	39,273	—	—	39,273
Appropriation to statutory reserves	—	—	—	4,094	—	(4,094)	—	—
Share-based compensation	—	—	98,504	—	—	—	—	98,504
Purchase of capped calls	—	—	(159,138)	—	—	—	—	(159,138)
Contributions from non-controlling interest shareholders	—	—	—	—	—	—	8,318	8,318
Acquisition of non-controlling interests	—	—	—	—	—	—	663	663
Settlement of exercised share options and vested restricted shares with shares held by Citi	(2,056,804)	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares	2,056,804	—	6,574	—	—	—	—	6,574
Balance as of December 31, 2019	392,514,399	25,988	19,353,400	7,865	163,196	(15,629,537)	(5,628)	3,915,284

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.

						Accumulated
	Ordinary Shares			Additional		other		Non-	Total
	Number of		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders'
	shares	Amount	shares	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	392,514,399	25,988	—	19,353,400	7,865	163,196	(15,629,537)	(5,628)	3,915,284
Cumulative effect of accounting change	—	—	—	—	—	—	(55,746)	(42)	(55,788)
Net loss for the year	—	—	—	—	—	—	(2,025,508)	(25,716)	(2,051,224)
Other comprehensive loss	—	—	—	—	—	(11,519)	—	—	(11,519)
Appropriation to statutory reserves	—	—	—	—	173	—	(173)	—	—
Share-based compensation	—	—	—	138,201	—	—	—	—	138,201
Repurchase of ordinary shares (Note 21)	(6,395,050)	—	(211,352)	—	—	—	—	—	(211,352)
Contributions from non-controlling interest shareholders	—	—	—	(4,874)	—	—	—	5,071	197
Acquisition of non-controlling interests	—	—	—	—	—	—	—	300	300
Settlement of exercised share options and vested restricted shares with shares held by Citi	(2,869,291)	—	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares	2,869,291	—	—	505	—	—	—	—	505
Balance as of December 31, 2020	386,119,349	25,988	(211,352)	19,487,232	8,038	151,677	(17,710,964)	(26,015)	1,724,604

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.

						Accumulated
	Ordinary Shares			Additional		other		Non-	Total
	Number of		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders'
	shares	Amount	shares	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	386,119,349	25,988	(211,352)	19,487,232	8,038	151,677	(17,710,964)	(26,015)	1,724,604
Net income (loss) for the year	—	—	—	—	—	—	261,907	(21,749)	240,158
Other comprehensive loss	—	—	—	—	—	(44,298)	—	—	(44,298)
Reversal of statutory reserves	—	—	—	—	(7,871)	—	7,871	—	—
Share-based compensation	—	—	—	134,926	—	—	—	—	134,926
Adjustment of convertible non-controlling interests	—	—	—	—	—	—	(30,530)	—	(30,530)
Purchase from non-controlling interest shareholders	—	—	—	(4,269)	—	—	—	1,262	(3,007)
Contributions from non-controlling interest shareholders	—	—	—	—	—	—	—	541	541
Newly deposited and issued to depository bank-Citibank, N.A. ("Citi")	5,000,000	—	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with shares held by Citi	(170,492)	—	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with treasury shares	(2,974,987)	—	98,321	(98,321)	—	—	—	—	—
Exercise of share options and vesting of restricted shares	3,145,479	—	—	2,605	—	—	—	—	2,605
Balance as of December 31, 2021	391,119,349	25,988	(113,031)	19,522,173	167	107,379	(17,471,716)	(45,961)	2,024,999
Balance as of December 31, 2021 in US$	—	4,078	(17,737)	3,063,455	26	16,850	(2,741,694)	(7,212)	317,766

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

On September 20, 2017, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (Note 21).

Prior to December 2021, the Group was principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, Store+ services, global logistic services and other value-added services. The Group’s principal geographic market is in the PRC.

In November 2020, the Company approved a disposal plan to wind down its Dianjia.com services business by the end of December 31, 2020 and committed to a plan to sell its Wowo convenience stores (“Store+ disposal plan”) in order to increase focus on the Company’s core businesses. In November 2021, the Company completed the disposal transaction of Sichuan Wowo.

In October 2021, the Company entered into a series of agreements with J&T Global Express Limited (“J&T”), a PRC limited liability company and a logistics services provider in China to sell its express delivery business in China. On December 9, 2021, the disposal was completed and Hangzhou BEST Network Technologies Co., Ltd. (“BEST Network”) and its’s subsidiaries were sold to J&T.

As a result, the related historical financial results of Store+ services and BEST Express delivery services (“BEST Express”) are reflected in the Company’s consolidated statements of comprehensive loss (income) as discontinued operations and the related assets and liabilities are reclassified as assets held-for-sale and liabilities held-for-sale on the Company’s consolidated balance sheets accordingly. See additional disclosures regarding the discontinued operation in Note 4 to the consolidated financial statements.

Subsequent to December 2021, the Group is principally engaged in the business of providing freight delivery services, supply chain management services, global logistic services and other value-added services.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Details of the Company’s principal subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2021 are as follows:

	Place of		Percentage of
	incorporation,		equity interest
	registration and	Date of	attributable
Name of Company	business	incorporation/acquisition	to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation	British Virgin Islands	May 22, 2007	100%	Investment holding
(“BEST BVI”)	("BVI")
BEST Logistics Technologies Limited	Hong Kong	May 29, 2007	100%	Investment holding
(“BEST HK”)	("HK")
BEST Capital Inc (“BEST Capital”)	Cayman Islands	December 13, 2017	100%	Investment holding
BEST Capital Holding Limited	BVI	December 13, 2017	100%	Investment holding
(“BEST Capital BVI”)
BEST Store Network Limited (“Store Cayman”)	Cayman Islands	July 24, 2017	100%	Investment holding
BEST Store Network Holding Limited	BVI	November 13, 2018	100%	Investment holding
(“Store BVI”)
BEST Store Network Management Limited	HK	November 16, 2018	100%	Investment holding
(“Store HK”)
BEST Capital Management Limited	HK	December 20, 2017	100%	Investment holding
(“BEST Capital HK”)
BEST Logistics Technologies (China) Co., Ltd.	PRC	April 23, 2008	100%	Freight delivery and Supply chain
(“BEST China”)				management services
BEST Store Network (Hangzhou) Co., Ltd.	PRC	May16, 2013	100%	Store + services
("BEST Store”)
Zhejiang BEST Technology Co., Ltd.	PRC	July 26, 2007	100%	Logistics technical services
(“BEST Technology”)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.	PRC	January 15, 2015	100%	Financial services
(“BEST Finance”)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd. (“BEST Ningbo”)	PRC	May 22, 2015	100%	Supply chain management services
VIEs
Hangzhou BEST Information Technology Services Co., Ltd. (“BEST Information Technology”)	PRC	October 23, 2019	Nil	Ucargo transportation services
Hangzhou Baijia Business Management Consulting Co., Ltd.,	PRC	December 20, 2019	Nil	Convenience store operations
(“Hangzhou Baijia”)
Xinyuan Leasing Asset Backed Special Plan I	PRC	June 1, 2019	Nil	Asset Backed Special Plan
Xinyuan Leasing Asset Backed Special Plan II (collectively the “ABS Plans”)	PRC	September 29, 2020	Nil	Asset Backed Special Plan
Yunnan Trust Plan (“Trust Plan”)	PRC	March 11, 2021	Nil	Trust Plan
VIEs’ subsidiaries:
BEST UCargo Technologies (Hangzhou) Co., Ltd	PRC	September 8, 2017	Nil	Ucargo transportation services
(“BEST Ucargo”)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

To comply with PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business, the Company provides the services that may be subject to such restrictions in the PRC through the VIEs, namely BEST Network (prior to the disposal in December 2021), BEST Information Technology, and Hangzhou Baijia, which are all incorporated in the PRC and 100% owned by PRC individuals (the “nominee shareholders”).

BEST Network holds a courier service operation permit that allows it to provide domestic mail delivery services in addition to parcel delivery services and an ICP license that allows it to provide value-added telecommunication services, all of which may constitute part of the Company’s comprehensive service offerings. Certain subsidiaries of BEST Information Technology have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with the BEST UCargo business. Sichuan Wowo Supermarket Chain Co., Ltd. (“Sichuan Wowo”), a subsidiary of Hangzhou Baijia, has obtained the tobacco monopoly retail license that would allow it to conduct tobacco retail business in connection with BEST Store+ business.

The contractual arrangements entered into among the Company, the wholly-owned PRC subsidiaries, the VIEs, and the VIEs’ shareholders include (i) certain equity pledge agreements, shareholders’ voting rights proxy agreements, exclusive call option agreements and certain loan agreements, which provide the Company with effective control over our VIEs; and (ii) certain exclusive technical services agreements, which allow the Company to receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries (the “Contractual Agreements”). As a result of these Contractual Agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries that most significantly impact their economic performance and is entitled to substantially all of the economic benefits from their operations. Therefore, the Company is the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements.

BEST Network

Contracts that give the Company effective control of BEST Network

Loan Agreements

BEST Technology entered into loan agreements with the nominee shareholders of BEST Network on October 12, 2011 and February 15, 2015 respectively. Pursuant to this loan agreement, BEST Technology has granted an interest-free loans with an aggregate amount of RMB13,780 to the nominee shareholders of BEST Network, which may only be used for the purpose of a capital injection of BEST Network. The nominee shareholders of BEST Network undertook, among others, not to transfer any of its equity interests in BEST Network to any third party. The loans are only repayable by the nominee shareholders through a transfer of their equity interests in BEST Network to BEST Technology or its designated party unless the nominee shareholders are in breach of the agreement, in which BEST Technology can request immediate repayment of the loans. The loan agreements are effective until full repayment of the loans or BEST Technology agrees to waive the loan.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among BEST Technology, BEST Network and nominee shareholders of BEST Network dated June 21, 2017, the nominee shareholders of BEST Network have granted BEST Technology (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in BEST Network or all or part of the assets held by BEST Network and (ii) an exclusive right to cause the nominee shareholders to transfer their equity interest in BEST Network to BEST Technology or any designated third party. BEST Technology has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in BEST Network or assets held by BEST Network will be the minimum amount of consideration permitted under the then-applicable PRC laws. Any proceeds received by the nominee shareholders from the exercise of the option exceeding the loan amount, distribution of profits or dividends, shall be remitted to BEST Technology, to the extent permitted under PRC laws. The exclusive call option agreement will remain in effect until all the equity interests or the assets held by BEST Network are transferred to BEST Technology or its designated party. BEST Technology may terminate the exclusive call option agreement at their sole discretion, whereas under no circumstances may BEST Network or its nominee shareholders terminate this agreement.

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

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among BEST Technology, BEST Network and its nominee shareholders dated June 21, 2017, each of BEST Network’s shareholders agreed to entrust all the rights to exercise their voting power to the person designated by BEST Technology. The nominee shareholders irrevocably authorize the person designated by BEST Technology as its attorney-in-fact (“AIF”) to exercise on such nominee shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in BEST Network. BEST Technology has the right to replace the authorized AIF at any time upon written notice but not consent from the other parties. The appointment of any individuals to exercise the powers and rights assigned pursuant to the shareholders’ voting rights proxy agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company. The shareholders’ voting rights proxy agreement is valid as long as the nominee shareholders remain shareholders of BEST Network. The nominee shareholders may not terminate the shareholders’ voting rights proxy agreement or revoke the appointment of the AIF without BEST Technology’s prior written consent.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Technology, BEST Network and its nominee shareholders dated June 21, 2017 the nominee shareholders of BEST Network have pledged all of their equity interests in BEST Network in favor of BEST Technology to secure the performance by BEST Network and its nominee shareholders under the various contractual agreements, including the exclusive technical  service agreement, loan agreements and exclusive call option agreement. The nominee shareholders further undertake that they will remit any distributions as a result in connection with such shareholder’s equity interests in BEST Network to BEST Technology, to the extent permitted by PRC laws. If BEST Network or any of their respective nominee shareholders breach any of their respective contractual obligations under the above agreements, BEST Technology, as pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose the pledged equity interest. The nominee shareholders of BEST Network agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in BEST Network, without the prior consent of BEST Technology. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables the Company to receive substantially all of the economic benefits from BEST Network

Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between BEST Technology and BEST Network dated June 21, 2017, BEST Technology has the exclusive right to provide services to BEST Network related to BEST Network’s business, including but not limited to the management, development and maintenance of software, databases and websites, training and recruitment of employees and other services required by BEST Network. In return, BEST Network agrees to pay a service fee that is based on a predetermined formula based on the financial performance of BEST Network. BEST Technology has the right to unilaterally adjust the service fee. The Exclusive Technical Service Agreement is valid for 20 years and will be automatically renewed on an annual basis unless terminated by BEST Technology at its sole discretion, whereas under no circumstances may BEST Network terminate this agreement.

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

On December 9, 2021, the Company closed the sale of the BEST Network to J&T. BEST Network was no longer the VIE of the Company and the related contractual agreements were terminated as of December 8, 2021. The operation results and cashflows of BEST Network and its subsidiaries prior to the disposal date on December 9, 2021 are reflected as discontinued operations (Note 4) in the consolidated statements of comprehensive loss (income) and cash flows for all periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

BEST Information Technology

To comply with changes to PRC laws and regulations that became effective in 2020 which prohibit foreign ownership of more than 50% of the equity interests in companies that engage in value-added telecommunication services, the Group effected a restructuring of its UCargo transportation services business. In October 2019, BEST China, the nominee shareholders of BEST Information Technology and the Company signed a series of contractual arrangements, through which, the Company obtained the power to direct the activities of BEST Information Technology that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from BEST Information Technology through BEST China. As a result, the Company is the primary beneficiary of BEST Information Technology and consolidates the entity in accordance with ASC 810-10. At the same time, BEST China transferred its equity interests in BEST Ucargo and its subsidiaries to BEST Information Technology. As the restructuring transaction to transfer the assets and liabilities relating to the UCargo transportation services business described above are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

Contracts that give the Company effective control of BEST Information Technology

Loan Agreements

BEST China entered into loan agreements with the nominee shareholders of BEST Information Technology in 2020, which replaced the original loan agreement entered into in 2019. Pursuant to this loan agreement, BEST China has granted an interest-free loan to each of BEST Information Technology’s nominee shareholders, which may only be used for the purpose of a capital contribution to BEST Information Technology. BEST China agreed not to ask the BEST Information Technology’s nominee shareholders to repay the loans unless the relevant nominee shareholder violates its undertakings provided in the loan agreements. BEST Information Technology’s equity holders undertook, among others, not to transfer any of its equity interests in BEST Information Technology to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in BEST Information Technology to BEST China or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST China relinquishes its rights under the relevant loan agreements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among the Company, BEST China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as BEST Information Technology) and its equity holders, dated October 23, 2019, BEST Information Technology’s equity holders have granted BEST China and the Company, or a party designated by the Company or BEST China, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in BEST Information Technology at an exercise price equal to the minimum price as permitted by applicable PRC laws. BEST Information Technology has further granted BEST China and the Company, or a party designated by the Company or BEST China, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At the Company’s sole discretion, the Company has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, BEST China or a party designated by the Company. Each of BEST Information Technology’s equity holders may not, among other things, transfer any part of their equity interests to any party other than the Company or BEST China, or a party designated by the Company or BEST China, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of BEST Information Technology, terminate or cause to terminate any material contracts of BEST Information Technology, or cause BEST Information Technology to declare or distribute profits, bonuses or dividends. The Company is obligated, to the extent permitted by PRC laws, to provide financing support to BEST Information Technology in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. The Company and BEST China are not entitled to request repayment if BEST Information Technology or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to the Company or BEST China, or a party designated by the Company or BEST China, or if the Company or BEST China unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, BEST Information Technology and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among the Company, BEST China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as BEST Information Technology) and its equity holders, dated October 23, 2019, each of BEST Information Technology’s equity holders has irrevocably authorized any person designated by BEST China, with the Company’s consent, to exercise its rights as an equity holder of BEST Information Technology in a manner approved by the Company, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in BEST Information Technology.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as BEST Information Technology) and its equity holders, dated October 23, 2019, the relevant equity holders of BEST Information Technology have pledged all of their equity interests in BEST Information Technology as a continuing first priority security interest in favor of BEST China to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by BEST Information Technology and/or its equity holders under the other contractual arrangements. BEST China is entitled to exercise its right to dispose of the pledged interests held by BEST Information Technology’s equity holders in the equity of BEST Information Technology and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables the Company to receive substantially all of the economic benefits from BEST Information Technology

Exclusive Technical Services Agreement

On October 23, 2019, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as BEST Information Technology) entered into an exclusive technical services agreement with BEST China, pursuant to which BEST China provides exclusive technical services to BEST Information Technology. In exchange, BEST Information Technology pays a service fee to BEST China that is based on a predetermined formula based on the financial performance of BEST Information Technology. During the term of this agreement, BEST China is entitled to adjust the service fee at its sole discretion without the consent of BEST Information Technology. BEST China will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST China notifies BEST Information Technology of its intent not to renew with at least three months’ prior notice. BEST China is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while BEST Information Technology is not entitled to unilaterally terminate this agreement under any circumstances.

Hangzhou Baijia

To comply with changes to PRC laws and regulations which prohibit foreign ownership of the equity interests in companies that engage in tobacco business, the Group effected a restructuring of its convenience store business. In April 2020, BEST Store, the nominee shareholders of Hangzhou Baijia and the Company signed a series of contractual arrangements, through which, the Company obtained the power to direct the activities of Hangzhou Baijia that most significantly impact its economic performance and, is entitled to substantially all of the economic benefits from Hangzhou Baijia through BEST Store. As a result, the Company is the primary beneficiary of Hangzhou Baijia and consolidates the entity in accordance with ASC810-10. At the same time, BEST Network transferred its equity interests in Sichuan Wowo and Shanxi Wowo Supermarket Chain Co., Ltd. (“Shanxi Wowo”) to Hangzhou Baijia. BEST Store, together with Sichuan Wowo and Shanxi Wowo, constituted the former Store+ reporting unit. As the restructuring transaction are between entities under common control and do not change the control at the ultimate parent level, the transaction was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Contracts that give the Company effective control of Hangzhou Baijia

Loan Agreement

BEST Store entered into a loan agreement with the nominee shareholders of Hangzhou Baijia in 2020. Pursuant to this loan agreement, BEST Store has granted an interest-free loan to each of Hangzhou Baijia’s nominee shareholders, which may only be used for the purpose of a capital contribution to Hangzhou Baijia. BEST Store agreed not to ask Hangzhou Baijia’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou Baijia’s nominee shareholders undertook, among others, not to transfer any of its equity interests in Hangzhou Baijia to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou Baijia to BEST Store or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST Store relinquishes its rights under the relevant loan agreements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among the Company, BEST Store, Hangzhou Baijia and its nominee shareholders, dated May 13, 2020, Hangzhou Baijia’s nominee shareholders have granted BEST Store and the Company, or a party designated by the Company or BEST Store, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou Baijia at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou Baijia has further granted BEST Store and the Company, or a party designated by us or BEST Store, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At the Company’s sole discretion, the Company has the right to decide whether the option and other rights granted under the agreement will be exercised by us, BEST Store or a party designated by us. Each of Hangzhou Baijia’s nominee shareholders may not, among other things, transfer any part of their equity interests to any party other than to us or BEST Store, or a party designated by us or BEST Store, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou Baijia, terminate or cause to terminate any material contracts of Hangzhou Baijia, or cause Hangzhou Baijia to declare or distribute profits, bonuses or dividends. The Company is obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou Baijia in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. The Company and BEST Store are not entitled to request repayment if Hangzhou Baijia or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or BEST Store, or a party designated by us or BEST Store, or if the Company or BEST Store unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou Baijia and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among us, BEST Store, Hangzhou Baijia and its equity holders, dated May 13, 2020 each of Hangzhou Baijia’s nominee shareholders has irrevocably authorized any person designated by BEST Store, with the Company’s consent, to exercise its rights as an equity holder of Hangzhou Baijia in a manner approved by the Company, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou Baijia.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Contracts that give the Company effective control of Hangzhou Baijia (Continued)

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Store, Hangzhou Baijia and its equity holders, dated May 13, 2020, the relevant equity holders of Hangzhou Baijia have pledged all of their equity interests in Hangzhou Baijia as a continuing first priority security interest in favor of BEST Store to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou Baijia and/or its nominee shareholders under the other contractual arrangements. BEST Store is entitled to exercise its right to dispose of the pledged interests held by Hangzhou Baijia’s nominee shareholders in the equity of Hangzhou Baijia and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables the Company to receive substantially all of the economic benefits from Hangzhou Baijia

Exclusive Technical Services Agreement

On May 13, 2020, Hangzhou Baijia entered into an exclusive technical services agreement with BEST Store, pursuant to which BEST Store provides exclusive technical services to Hangzhou Baijia. In exchange, Hangzhou Baijia pays a service fee to BEST Store that is based on a predetermined formula based on the financial performance of Hangzhou Baijia. During the term of this agreement, BEST Store is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou Baijia. BEST Store will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST Store notifies Hangzhou Baijia of its intent not to renew with at least three months’ prior notice. BEST Store is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou Baijia is not entitled to unilaterally terminate this agreement under any circumstances.

On November 19, 2021 and December 8, 2021, the Company completed the disposal of Sichuan Wowo and legally deregistered Shanxi Wowo, the subsidiaries of Hangzhou Baijia, respectively. As a result, Sichuan Wowo and Shanxi Wowo were no longer the VIE’s subsidiaries of the Company as of December 31, 2021. The operation results and cashflows of Sichuan Wowo prior to the disposal date on November 19, 2021 for all periods presented are now reflected as discontinued operations (Note 4) in the consolidated statements of comprehensive loss (income) and cash flows for all periods presented. To facilitate the disposal, the Company cancelled the equity pledge of Sichuan Wowo, terminated the aforementioned original contractual arrangements and resigned a new set of contractual arrangements on December 15, 2021 with no changes in the key terms. The Company is still the primary beneficiary of Hangzhou Baijia.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; and (ii) the Company, BEST Technology (prior to the sale of BEST Network), BEST China, and BEST Store’s contractual arrangements with the respective VIEs and VIEs’ nominee shareholders are valid, binding and enforceable on all parties to these arrangements and do not violate current PRC laws or regulations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive (loss) income are as follows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	62,970	135,864	21,320
Accounts and notes receivable, net	55,950	113,700	17,842
Prepayments and other current assets	223,157	38,172	5,990
Amounts due from Group companies	97,107	156,699	24,589
Inventories	4	11	2
Assets held-for-sale - current	2,823,278	—	—
Total current assets	3,262,466	444,446	69,743
Non-current assets:
Non-current deposits	3,393	—	—
Operating lease right-of-use assets	18,239	188	30
Property and equipment, net	77,018	85,199	13,370
Intangible assets, net	87	52	8
Other non-current assets	169	—	—
Assets held-for-sale - non-current	5,895,325	—	—
Total non-current assets	5,994,231	85,439	13,408
Total assets	9,256,697	529,885	83,151
LIABILITIES
Current liabilities:
Accounts and notes payable	61,088	60,669	9,521
Accrued expenses and other liabilities	154,852	17,294	2,714
Customer advances and deposits and deferred revenue	10,213	341	54
Operating lease liabilities	8,104	880	138
Amounts due to Group companies	3,779,947	455,925	71,545
Income tax payable	4	—	—
Short-term bank loans	5,000	120,500	18,909
Liabilities held-for-sale - current	6,630,254	—	—
Total current liabilities	10,649,462	655,609	102,881
Operating lease liabilities	7,043	—	—
Long-term bank loan	961	—	—
Deferred tax liabilities	102	—	—
Other non-current liabilities	106,620	—	—
Liabilities held-for-sale - non-current	1,671,476	—	—
Total non-current liabilities	1,786,202	—	—
Total liabilities	12,435,664	655,609	102,881

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The revenue producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment. The VIEs contributed an aggregate of 3%, 21% and 27% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021 respectively, after elimination of intercompany transactions. As of December 31, 2020 and 2021, except for the VIE’s assets of Trust Plan previously mentioned, there are no other assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIEs are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue from continuing operations	323,209	2,242,830	3,116,599	489,062
Revenue from discontinued operations	22,724,686	20,240,608	16,486,807	2,587,140
Total revenue	23,047,895	22,483,438	19,603,406	3,076,202

Net loss from continuing operations	(5,884)	(20,634)	(104,999)	(16,477)
Net income (loss) from discontinued operations	52,588	(915,208)	(1,936,791)	(303,925)

Net cash (used in) generated from continuing operating activities	(21,686)	93,624	(266,070)	(41,752)
Net cash generated from (used in) discontinued operating activities	1,024,217	(158,772)	(1,938,454)	(304,186)
Net cash generated from (used in) continuing investing activities	23,331	(25,455)	(349,795)	(54,890)
Net cash used in discontinued investing activities	(1,317,284)	(1,141,564)	(448,016)	(70,303)
Net cash (used in) generated from continuing financing activities	(2,332)	(22,701)	242,350	38,030
Net cash generated from discontinued financing activities	1,032,069	944,847	2,136,199	335,216
Exchange rate effect on cash, cash equivalents and restricted cash in continuing operating activities	—	—	(18)	(3)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Consolidated ABS Plans and Trust Plan

In June 2019 and September 2020, BEST Finance transferred certain lease rental and other financing receivables to a securitization vehicle through Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “ABS Plans”), respectively. In March 2021, BEST Finance transferred certain lease rental receivables to Yunnan International Trust Co., Ltd., a third party, which then created Yunnan Trust Plan (the “Trust Plan”). The ABS Plan I and ABS Plan II was due and repaid during the years ended December 31, 2020 and 2021, respectively.

The Company provides payment collection services for the underlying lease rental and other financing receivables. The Company consolidates the ABS Plans and Trust Plan as it has the power to direct the activities that most significantly impacts their economic performance, the right to share residual profits and the obligation to absorb losses of the ABS Plans and Trust Plan that potentially could be significant to the ABS Plans and Trust Plan.

The table sets forth the assets and liabilities of the consolidated ABS Plans and Trust Plan included in the Company’s consolidated balance sheets:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Cash and cash equivalents	—	26,166	4,106
Amounts due from related parties	301,914	175,253	27,501
Prepayments and other current assets	—	12,046	1,890
Total current assets	301,914	213,465	33,497
Restricted cash	90,000	—	—
Amounts due from related parties	230,000	41,248	6,473
Total non-current assets	320,000	41,248	6,473
Total assets	621,914	254,713	39,970

Long-term borrowings – current portion	96,829	84,006	13,182
Amounts due to related parties	205,085	118,251	18,556
Accrued expenses and other liabilities	—	957	151
Total current liabilities	301,914	203,214	31,889
Amounts due to related parties	320,000	51,499	8,081
Total non-current liabilities	320,000	51,499	8,081
Total liabilities	621,914	254,713	39,970

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue from third parties	—	—	80,029	12,558
Cost of revenue	—	—	64,312	10,092
Net income	—	—	5,493	862

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash generated from operating activities	—	—	53,373	8,375
Net cash used in investing activities	(297,345)	(234,569)	(233,203)	(36,595)
Net cash generated from financing activities	337,345	284,569	115,996	18,202

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Liquidity and Going Concern

As reflected in the Company’s financial statements for the year ended December 31, 2020, the Company has incurred total net losses of RMB2,051,224 and generated negative cash flows from operating activities of RMB231,235, due to the negative impact of COVID-19 in the first quarter of 2020 and intense market competition in the express and freight delivery services market in China which resulted in significant downward pressure on the prices the Group can charge for its express and freight delivery services. As of December 31, 2020, the Company had a working capital deficiency and an accumulated deficit. Given the prolonged price war, the Company’s cash on hand and cash provided by operating activities may be insufficient to cover its liquidity needs that would become due within one year after the date on which the financial statements of 2020 were issued. The above adverse conditions indicate there was substantial doubt about the Company’s ability to continue as a going concern as of December 31, 2020. However, with the completion of the disposal of BEST Network in December 2021, the substantial doubt about the Company’s ability to continue as a going concern was resolved as of December 31, 2021.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for credit losses, the estimated fair value less costs to sell for assets and liabilities of a business or asset group held-for-sale, cashflow projections used by the Company in its going concern assessment, fair value measurements of equity instruments without readily determinable fair values, incremental borrowing rates for operating lease liabilities, standalone selling prices related to lease and non-lease components in the Company’s lease arrangements, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment assessment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions, share-based compensation, fair value of financial instruments and contingent liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Assets held-for-sale

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

The Company initially measures the assets and liabilities of a business or asset group that are held for sale at the lower of their carrying amount or fair value less costs to sell. A loss is recognized for any initial adjustment of the disposal group’s carrying amount to its fair value less costs to sell in the period the held-for-sale criteria are met. Long-lived assets are not depreciated/amortized while they are classified as held-for-sale. The Company continues to accrue interest and other expenses attributable to the liabilities of a disposal group classified as held for sale.

The fair value less costs to sell of the asset or disposal group is assessed each reporting period it remains classified as held-for-sale and subsequent changes in fair value less costs to sell (increases or decreases) are reported as an adjustment to it carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the asset or disposal group at the time it was initially classified as held-for-sale.

The Company presents assets and liabilities as held-for-sale in the period that a disposal group meets the held for sale criteria and for all prior periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Discontinued operations

Classification and Measurement - The Company classifies the results of a component (or group of components) to be disposed (“disposal group”) as a discontinued operation when the disposal group meets the held-for-sale criteria, is disposed of by sale or is disposed of other than by sale (e.g. abandonment) and when the disposal group represents a strategic shift that has, or will have, a major effect on the Company’s operations and its financial results.

The Company reports the operating results and cash flows related to the disposal group as discontinued operations for all periods presented in the consolidated statements of comprehensive (loss) income and consolidated statements of cash flows, respectively.

The Company recognized the difference of sale price and carrying value allocated to the discontinued operation as disposal gain or loss in net income (loss) from discontinued operations, net of tax in the consolidated statements of comprehensive (loss) income.

Allocation of Interest Expense to Discontinued Operations – The Company elects to allocate the interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of a disposal transaction to discontinued operations. The allocation of the interest expense based on the actual amount for each business during each period.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB 6.3726 per US$1.00 on December 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company’s subsidiaries located outside the PRC is determined based on the criteria of ASC Topic 830, Foreign Currency Matters. The Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC determined their functional currency to be RMB. The Company uses the RMB as its reporting currency.

Each entity in the Company maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Nonmonetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss) income.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

The Company’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable, short-term loans and long-term loans; (b) deposits held in designated bank accounts for the issuance of ABS Plans and Trust Plan; and (c) security deposits required by the Company’s operating leases for sortation centers and warehouses.

As of December 31, 2020 and 2021, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB424,645 and RMB198,350 (US$31,125), respectively. As of December 31, 2020 and 2021, the restricted cash related to the deposits held in designated bank accounts for the issuance of ABS Plans and Trust Plan was RMB90,000 and RMB16,650 (US$2,613), respectively. As of December 31, 2020 and 2021, restricted cash related to the security deposit required by the Company’s operating leases for sortation centers and warehouses was RMB158,076 and RMB166,082 (US$26,062), respectively.

Short-term investments

The Company’s short-term investments comprise primarily of cash deposits at fixed or floating rates based on daily bank deposit rates with maturities ranging from three months to one year.

Accounts and notes receivable, and allowance for credit losses

Accounts and notes receivables are recognized and carried at the original invoiced or note amount less an allowance of credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts and notes receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. The Company assesses collectability by reviewing accounts and notes receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and notes receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts and notes receivable are written off after all collection efforts have ceased.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Machinery and electronic equipment	3-10 years
Motor vehicles	3 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines the discount rates to be used based on the risk inherent in the related entity’s current business model and industry comparisons.

Goodwill

The Company assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

The Company has determined it has four reporting units (that also represent operating segments) in 2021, excluding the former Store+ reporting unit and BEST Express reporting unit which were reported as discontinued operations in the consolidated statements of comprehensive (loss) income and the corresponding goodwill allocated to the Store+ reporting unit and BEST Express reporting unit was classified as assets held-for-sale on the consolidated balance sheets prior to their disposals (Note 4). As of December 31, 2020 and 2021, goodwill was allocated to two reporting units including Freight delivery reporting unit and Global reporting unit (Note 12). The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Intangible assets have weighted average estimated useful lives from the date of purchase as follows:

Category	Estimated Useful Life
Customer relationships	3.89 years
Software	3.36 years

The Company capitalizes salaries and benefits of research and development personnel and other expenses that are directly attributable to the development of new technology system for internal use pursuant to ASC350-40, Intangibles—Goodwill and Other—Internal use software. The Company capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life when the assets are ready for their intended use, which is generally three years.

Impairment of long-lived assets held-for-use other than goodwill

The Company evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and operating lease right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates its long-lived asset groups recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The future undiscounted cash flows are sensitive to significant assumptions, including revenue growth rate, operating margin and operating expenses, which can be affected by expectations about future market and economic conditions. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. The Company identifies each business unit as an asset group at the lowest level of identifiable cash flows. Impairment losses, if any, are included in general and administrative expense.

Transfer of financial assets

The Company accounts for transfers of financial assets in accordance with ASC 860, Transfers and Servicing (“ASC 860”). For a transfer of financial assets considered as a sale, the assets would be removed from the Company’s consolidated balance sheets. If the conditions for a sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing and the assets remain on the consolidated balance sheet while the sale proceeds are recognized as a liability.

Pursuant to ASC 860, the issuance of debt securities securitized by the Company’s lease rental and other financing receivables arising from its financing lease business (Note 15) and the factoring of intercompany note receivables to domestic banks (Note 13) do not constitute a sale of the underlying financial assets for accounting purposes due to the recourse obligations retained by the Company. Therefore, these transactions are accounted for as borrowings on the consolidated balance sheets and the financial assets are not derecognized.

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

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivables, certain other current assets, short-term investments, due from related parties, long-term investments, certain other non-current assets, accounts and notes payable, short-term bank loans, derivative liabilities, long-term bank loans, long-term borrowings, convertible senior notes and amounts due to related parties, certain other current liabilities and certain other non-current liabilities. The carrying values of the financial instruments included in current assets and liabilities excluding derivative liabilities approximate their fair values due to their short-term maturities. The carrying amount of other non-current financial assets, long-term bank loans, convertible senior notes and other non-current financial liabilities approximates its fair value as the related interest rates approximate market rates for similar debt instruments of comparable maturities. The fair value of the Company’s derivatives liabilities is determined utilizing market observable forward exchange rates (Note 25).

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of comprehensive (loss) income includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible Non-controlling Interests

Convertible non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

Convertible non-controlling interests represent redeemable equity interests issued by the Company’s subsidiary to certain investors (Note 22) and have been classified as mezzanine equity in the consolidated balance sheets as these redeemable interests are contingently redeemable upon the occurrence of certain conditional event, which is not solely within the control of the Company. Convertible non-controlling interests are initially measured at fair value at issuance date and recorded at issuance price, net of issuance cost. Net income or loss of the subsidiary attributable to the convertible non-controlling interests was subsequently recorded pursuant to ASC 810, Consolidation. After the attribution, the Company considers the provisions of ASC 480, Distinguish Liabilities from Equity (“ASC 480”) to determine whether any further adjustments are necessary to increase the carrying value of the convertible non-controlling interests. Adjustments to the carrying amount of the convertible non-controlling interests are recorded through retained earnings.

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Group presents value-added taxes as a reduction from revenues. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company’s revenue recognition policies are as follows:

Freight delivery services

The Company provides freight services that comprise of sorting, line-haul and feeder transportation services mainly to its franchisees, which are also the Company’s customers. The Company offers an integrated service to franchisee service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all shipments sent through its network, from the point when customers drop off the shipments at the Company’s first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and the Company records such amounts as “Customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Company earns from its customers are based on the shipment’s weight and route to the end recipient’s destination.

The Company’s freight delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Company recognizes revenue over time as customers receive the benefit of the Company’s services as the goods are shipped from one location to another. As such, freight delivery services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Company uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

Freight delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Company’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Supply chain management services

The Company provide warehouse management, order fulfillment services and transportation services to its offline and online enterprise customers (“enterprise customers”). The Company enters into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through its self-operated order fulfillment centers and also enters into transportation services agreements to provide transportation services. The majority of these contracts having an effective term of one year. Order fulfillment services revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

Under some situations, enterprise customers may request to add a transportation route or increase the warehouse rental space by entering into a separate contract with the Company. The additional services are considered distinct and the service fees are priced at their standalone selling prices, i.e. they cannot be purchased at a significant or incremental discount. Therefore, the Company accounts for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

The warehouse management service agreements comprise various service offerings that can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output. Each of the service options is substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. The Company is the primary obligor and does not outsource any portion of the order fulfillment services to supply chain franchisee partners. The Company recognizes warehouse management and order fulfillment services revenue upon completion of the services as that is when the Company transfers control of the services and has right to payment.

For transportation services, the Company provides the service of arranging transportation and coordinating shipments to and from locations designated by its enterprise customers. Each transportation order for delivery of goods from origin to destination is considered a performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Company recognizes transportation services revenue over time as customers receive the benefit of the services as the goods are shipped from origin to destination. As such, transportation services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Company use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access the Company’s supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed system usage fee for each order processed through the Company’s supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.

Global logistics services

The Company provides international logistic services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination services and express delivery services. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Other services

Other services mainly represent Ucargo service and Capital service the Company provided to customers.

Ucargo service

The Company services as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The Company is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. For the years ended December 31, 2019, 2020 and 2021, the revenue recognized from Ucargo service was RMB2,574,054, RMB2,519,919, and RMB2,809,081 (US$440,806), respectively.

Capital service

The Company serves as a financing platform to provide tailored financing solutions to BEST’s ecosystem participants, such as fleet and equipment financing lease service and factoring services. Revenue generated from provision of capital services primarily consists of interest income on lease rental and other financing receivables, which is recognized as revenue using the effective interest rate method. For the years ended December 31, 2019, 2020 and 2021, the revenue recognized from Capital service was RMB124,835, RMB142,506, and RMB117,622 (US$18,457), respectively.

Express delivery services

Prior to the disposal of BEST Network in December 2021, the Company provides express services in China that comprise of sorting, line-haul and feeder transportation services to its franchisee service stations, which are also the Company’s customers, when parcels (under 15 kg) are dropped off by the Company’s franchisee service station customers at the Company’s first hub or sortation center.

The Company offers an integrated service to the franchised service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all parcels sent through its network, from the point when customers drop off the parcels at the Company’s first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

Customers are required to prepay for express delivery services and the Company records such amounts as “customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Company earns from its customers are based on the parcel’s weight and route to the end recipient’s destination. In addition, the Company provides certain discounts, incentives and rebates based on explicitly agreed upon terms with its customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. The Company reviews the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the estimates of variable consideration are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and were insignificant for the periods presented.

The Company’s express delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. The Company recognizes revenue over time as customers receive the benefit of the Company’s services as the goods are delivered from one location to another. As such, express delivery services revenue is recognized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred. The Company uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Express delivery services (continued)

A minor percentage of the Company’s express delivery services are performed by the Company through its integrated express delivery service network for direct customers (“direct customer express delivery services”), who are the senders of the parcels. The Company is directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer express delivery services revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

Express delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Company’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

Contract assets and liabilities

The Company enters into contracts with its customers, which may give rise to contract liabilities (deferred revenue) and contract assets (unbilled revenue). The payment terms and conditions within the Company’s contracts vary by the type of service and customers. When the timing of revenue recognition differs from the timing of payments made by customers, the Company recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance).

Contract assets represent unbilled amounts resulting from provision of transportation services as the Company has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of December 31, 2020 and 2021.

Contract liabilities are included in “Customer advances and deposits and deferred revenue” in the consolidated balance sheets. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. The Company classifies contract liabilities as current based on the timing of when the Company expects to recognize revenue, which typically occurs within a week after period-end.

The balances of contract liabilities arising from contracts with customers as of December 31, 2020 and 2021 were as follows:

	Balance at	Balance at	Balance at
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$

Contract liabilities	99,637	98,411	15,443

Revenue recognized in the years ended December 31, 2019, 2020 and 2021 that was included in the contract liability balance at the beginning of the period was RMB91,858, RMB35,287 and RMB81,951 (US$12,860), respectively. This revenue was driven primarily by freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract such as commissions incurred with obtaining a contract, the Company capitalizes the incremental contract costs and amortizes the capitalized contract costs using a straight-line basis over the term of the contract. The capitalized contract costs as of December 31, 2020 and 2021 and the related amortization for the years ended December 31, 2019, 2020 and 2021 was insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of revenue

Cost of revenue consists primarily of transportation costs including cost of freight delivery accessories, operating costs for the delivery platforms, hubs and sortation centers, operating costs for the supply chain management network, last-mile delivery service fees, salaries and benefits of related personnel, depreciation, rental costs, and other related operating costs.

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive (loss) income. For the years ended December 31, 2019, 2020 and 2021, advertising expenses were RMB16,707, RMB18,886 and RMB16,871 (US$2,647), respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded as “Other operating income” if the subsidies are of operating nature, or as non-operating income in “Other income” if the subsidies are of non-operating nature, or as a reduction of specific cost or expenses if such subsidies are intended to compensate such amounts. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other operating income” or “Other income” or as a reduction of specific cost or expenses when the conditions are met.

Leases

The Company determines whether an arrangement is or contains a lease at inception.

Sales-type, direct financing and operating leases as Lessor

The Company classifies a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Sales-type, direct financing and operating leases as Lessor (continued)

For sales-type leases, when collectability is probable at lease commencement, the Company derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

When none of the criteria above are met, the Company classifies a lease as either a direct financing lease or an operating lease. The Company will classify the lease as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guaranteed by the lessee and any other third party unrelated to the Company equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable that the Company will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the Company will classify the lease as an operating lease.

The new standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from sales-type and direct financing leases as an investing cash inflow. For the year ended December 31, 2019, 2020 and 2021, total cash originations of sales-type and direct financing leases were RMB365,525, RMB91,343 and RMB45,606 (US$7,157), respectively. For the year ended December 31, 2019, 2020 and 2021, total cash receipts from sales-type and direct financing leases were RMB620,896, RMB380,187 and RMB546,221 (US$85,714), respectively.

Sale-leaseback transactions as Lessor

When the Company enters into sale-leaseback transactions as lessor, it assesses whether a contract exists and whether the seller-lessee satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the seller-lessee transfers the control of the leased asset to the Company, it accounts for the purchase of the leased asset in accordance with ASC360. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to the Company, it is a failed sales-leaseback transaction which is accounted for as a financing. The Company does not recognize the transferred asset and records the amounts paid as other financing receivables for which the current portion is included in “Prepayments and other current assets” and the non-current portion is included in “Other non-current assets” in the consolidated balance sheets.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease when the lease meets any one of the criteria specified as (a) to (e) in the “Sales-type, direct financing and operating leases as Lessor” policy at lease commencement. When none of the criteria are met, the Company classifies a lease as an operating lease.

For both operating and financing leases, the Company records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Financing lease and operating lease as Lessee (continued)

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

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

Sale-leaseback transactions as Lessee

When the Company enters into sale-leaseback transactions as a seller-lessee, it applies the requirements in ASC 606 by assessing whether a contract exists and whether it satisfies a performance obligation by transferring control of an asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If the Company transfers the control of an asset to the buyer-lessor, it accounts for the transfer of the asset as a sale and recognizes a corresponding gain or loss on disposal. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the Company does not transfer the control of an asset to the buyer-lessor, the failed sale-leaseback transaction is accounted for as a financing. The Company does not derecognize the transferred asset and accounts for proceeds received as borrowings for which the current portion is included in “Accrued expenses and other liabilities” and the non-current portion is included in “Other non-current liabilities” in the  consolidated balance sheets.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and depreciation of property and equipment. The Company expenses research and development costs as they are incurred, except for the costs incurred in the development phase for the development of internal use software that fulfill the capitalization criteria under ASC 350-40. The Company amortizes the capitalized costs over their estimated useful lives. The amount of the capitalized research and development expenses during the years ended December 31, 2019, 2020 and 2021 was nil, RMB34,926 and RMB16,477(US$2,586), respectively, which was recorded in “Intangible Assets – net” on the consolidated balance sheets.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive (loss) income.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties are recognized in accordance with ASC 740 as income tax expense in the consolidated statements of comprehensive (loss) income.

The Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits included in “Other non-current liabilities” in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

The Company adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes on January 1, 2021 and was no material impact to the Company’s consolidated financial statements upon adoption.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation

Awards granted to employees and non-employees

The Company had granted awards to employees and non-employees and the Company's subsidiary had granted awards that are exercisable in the underlying entity's ordinary shares. The Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, the Company has elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. For awards with performance and service conditions, the Company uses the accelerated method for awards granted with graded vesting. The Company accounts for forfeitures as they occur.

Awards granted to employees and non-employees

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted by the Company to employees and non-employees.

Modification of awards

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

Long-term investments

The Company accounts for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value using the measurement alternative, which is defined as cost, less impairments, adjusted by observable price changes. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value.

Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income (loss) into earnings after the date of investments. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Company accounts for long-term held-to-maturity debt securities in accordance with ASC 320, Investments-Debt Securities(“ASC 320”). Long-term held-to-maturity debt securities include time deposits in financial institutions, with maturities of greater than twelve months, that the Company has positive intent and ability to hold to maturity, which are stated at amortized cost.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative liabilities

ASC 815, Derivatives and Hedging (“ASC 815”) requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivative liabilities represent freestanding forward exchange rate contracts that do not qualify for hedge accounting in accordance with ASC 815. The derivative liabilities are recorded in "Accrued liabilities and other payables" and measured at fair value in the consolidated balance sheets. Changes in the fair value of derivative liabilities is recognized in “Other expense” in the consolidated statements of comprehensive (loss) income. The notional amount of the derivative contracts related to the forward exchange rate were US$10,500 and US$120,500 as of December 31, 2020 and 2021, respectively. Changes in fair value of derivative liabilities were nil and a loss of RMB14,918 (US$2,341) for the years ended December 31, 2020 and 2021, respectively. The fair value of the Company’s derivatives was determined utilizing market observable forward exchange rates.

The Company adopted ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 on January 1, 2021. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The adoption of this standard does not have impact on the Company’s consolidated financial statements.

Earnings (Loss) per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Class A, Class B and Class C ordinary shares are participating securities. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion (Note 21). In accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A, Class B and Class C ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of the share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be antidilutive. Income (loss) from continuing operations is the control number for determining whether including potential common shares in the diluted EPS computation would be antidilutive.  The control number applies to the denominator for the per-share amounts relating to discontinued operations.

Preferred shares issued by the Company's subsidiary, which are classified as convertible non-controlling interests in mezzanine equity, do not affect the Company's basic earnings per share. The Company includes its subsidiary's diluted earnings per share in the Company's diluted earnings per share only when the effect is dilutive.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer and each of its major service lines is a discrete operating and reportable segment. There were changes to the Company’s disclosure for reportable segments in 2021 and prior period segment information were retrospectively revised to conform to current period presentation (Note 24).

Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of certain equity investments, long-term investments, long-lived assets and goodwill subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

Adoption of new accounting standards in 2021

The Company early adopted ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) on January 1, 2021 using the modified retrospective transition method, which eliminates the beneficial conversion and cash conversion accounting models in ASC 470-20 that require separate accounting for embedded conversion features. As a result of adoption of ASU 2020-06, the Company is no longer required to apply the beneficial conversion feature model for the convertible senior notes which existed as of January 1, 2021, the preferred shares issued by the subsidiary and the bridge loan borrowed during the year ended December 31, 2021. The adoption had no impact on the opening balance of accumulated deficit and had no effect on earnings per share information in the period of adoption.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is still evaluating the impact of this standard on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is still evaluating the impact of this standard on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company is still evaluating the impact of this standard on its consolidated financial statements.

3.   CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable and lease rental and other financing receivables. As of December 31, 2020 and 2021, RMB2,759,216 and RMB5,167,085 (US$810,828), respectively, of the Company’s cash and cash equivalents and restricted cash and notes receivable were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. Notes receivable represents notes receivable issued by reputable financial institutions from which the Company is entitled to receive the full face amount at its maturity. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.   CONCENTRATION OF RISKS (CONTINUED)

Concentration of credit risk (Continued)

The Company is exposed to default risk on its lease rental and other financing receivables amounting to RMB2,331,109 and RMB1,049,416 (US$164,677) as of December 31, 2020 and 2021,respectively. The Company regularly reviews the creditworthiness and lease rental and other financing receivables are fully collateralized by assets the Company can repossess in the event of default. The Company assesses the allowance for credit losses related to lease rental and other financing receivables on a quarterly basis, either on an individual or collective basis. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

The Company is able to take as collateral certain operating assets which it is able to monitor and repossess for rapid utilization and/or monetization in the event of a default. In addition, as most of the parties to which the Company provides financial services are the Company’s ecosystem participants, the Company has substantial knowledge about their business and operations and can monitor their financial position and their usage of collateralized assets.

Business, customer, political, social and economic risks

The Company participates in a dynamic logistics and supply chain management industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth. The Company’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC.

Domestic mail delivery service-related businesses and planned value-added telecommunication services in connection with UCargo business since 2020 are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to invest in any domestic mail delivery service business. Currently, the Company conducts its operations in China through contractual arrangements entered between the Company, its PRC subsidiaries and VIEs. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations. In addition, if the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. The Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2019, 2020 and 2021.

Currency convertibility risk

The Company primarily transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.   CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was depreciation of approximately 1.6%, appreciation of approximately 6.5% and appreciation of approximately 2.3% in the years ended December 31,2019,2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

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

4.   DISCONTINUED OPERATIONS

In November 2020, the Company approved a disposal plan to wind down its Dianjia.com services business by the end of December 31, 2020 and committed to a plan to sell its Wowo convenience stores (“Store+ disposal plan”) in order to increase focus on the Company’s core businesses. All of the components of the Store+ segment are reported as discontinued operations in the consolidated statements of comprehensive (loss) income for the current year and all comparative periods in accordance with ASC 210-05, Discontinued Operations (“ASC 210-05”) as the disposal plan of the Store+ segment represented a strategic shift that had a major effect on the Company’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the Store+ disposal group are reflected as held-for-sale in the consolidated balance sheets as at December 31, 2020. The numbers in all of the relevant footnote disclosures are also adjusted for the current year and comparative periods. No loss was recognized on the initial measurement of the disposal group as held-for-sale.

On November 18, 2021, the Company completed the disposal transaction of Sichuan Wowo with a cash consideration of RMB250,000 (US$39,230) and recognized a corresponding loss on disposal of RMB34,276 (US$5,379) in net income (loss) from discontinued operations in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2021.

In October 2021, the Company approved a disposal plan to sell BEST Network. All of the components of the Express segment are reported as discontinued operations in the consolidated statements of comprehensive (loss) income for the current year and all comparative periods in accordance with ASC 210-05 as the disposal plan of the express segment represented a strategic shift that had a major effect on the Company’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the express disposal group are reflected as held-for-sale in the consolidated balance sheets as at December 31, 2020. The numbers in all of the relevant footnote disclosures are also adjusted for the current year and comparative periods. No loss was recognized on the initial measurement of the disposal group as held-for-sale.

On December 9, 2021, the Company completed the disposal transaction of BEST Network with cash consideration of RMB3,876,286 (US$608,274) and liabilities assumed by the buyer of RMB5,612,888 (US$880,785). The Company recognized a gain on disposal of BEST Express of RMB3,213,599 (US$504,284) in net income (loss) from discontinued operations in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2021.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   DISCONTINUED OPERATIONS (CONTINUED)

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations of Store+ services and BEST Express (“Discontinued Operations”) which were included in the Company’s consolidated financial statements:

As at December 31
2020
RMB
Cash and cash equivalents	216,060
Restricted cash	104,103
Short-term investments	40,276
Accounts and notes receivable, net	157,901
Prepayments and other current assets	1,722,782
Amounts due from related parties	91,986
Inventories	49,879
Non-current deposits	4,753
Operating lease right-of-use assets	126,937
Property and equipment, net	11,699
Intangible Assets, net	95,234
Goodwill	201,668
Total current assets classified as held-for-sale	2,823,278
Restricted cash	376,535
Non-current deposits	31,756
Operating lease right-of-use assets	1,985,063
Property and equipment, net	3,257,121
Intangible assets, net	3,227
Goodwill	241,623
Total non-current assets classified as held-for-sale	5,895,325

As at December 31
2020
RMB
Accounts and notes payable	2,675,514
Accrued expenses and other liabilities	1,118,806
Customer advances and deposits and deferred revenue	1,246,268
Operating lease liabilities	610,547
Amounts due to related parties	6,376
Short-term bank loans	949,250
Other non-current liabilities	23,493
Total current liabilities classified as held-for-sale	6,630,254
Operating lease liabilities	1,603,655
Other non-current liabilities	67,821
Total non-current liabilities classified as held-for-sale	1,671,476

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.   DISCONTINUED OPERATIONS (CONTINUED)

	For the years ended December 31,
	2019	2020	2021***	2021***
	RMB	RMB	RMB	US$
Revenue	24,694,888	21,667,354	16,334,363	2,563,218
Cost of revenue	(23,288,873)	(21,389,399)	(17,313,107)	(2,716,804)
Gross profit (loss)	1,406,015	277,955	(978,744)	(153,586)
Selling expenses	(706,816)	(687,328)	(364,917)	(57,263)
General and administrative expenses	(467,372)	(566,169)	(530,479)	(83,244)
Research and development expenses	(96,778)	(87,671)	(51,465)	(8,076)
Other operating income	26,286	35,753	243,391	38,193
Total operating expenses	(1,244,680)	(1,305,415)	(703,470)	(110,390)
Income (loss) from discontinued operations	161,335	(1,027,460)	(1,682,214)	(263,976)
Interest income	10,947	19,200	15,099	2,369
Interest expenses	(32,740)	(55,430)	(32,613)	(5,118)
Foreign exchange loss	(2,045)	(3,715)	(2,367)	(371)
Gains on disposal	—	—	3,179,323	498,905
Other income	77,564	56,315	37,570	5,896
Other expense	(21,770)	(8,614)	(41,309)	(6,482)
Income (loss) before income taxes	193,291	(1,019,704)	1,473,489	231,223
Income tax expense	36	(3,086)	—	—
Net income (loss) from discontinued operations	193,327	(1,022,790)	1,473,489	231,223

*** Including the financial results of discontinued operations of Store+ and BEST Express delivery services from January 1, 2021 to November 30, 2021 and from January 1, 2021 to December 8, 2021, respectively.

During the year ended December 31, 2021, total financial results presented in the Company’s continuing operations from the Discontinued Operations after the disposals transactions as intra-entity transactions are as follows:

	For the years ended December 31,
	2021	2021
	RMB	US$
Revenue
Freight delivery	6,271	984
Supply chain management	4,500	706
Others	42,162	6,616
Total revenue	52,933	8,306
Cost of revenue
Freight delivery	(4,274)	(671)
Supply chain management	(3,390)	(532)
Others	(4,036)	(633)
Total cost of revenue	(11,700)	(1,836)
Interest income	4,671	733

During the year ended December 31, 2021, the net cash inflows received by the Company’s continuing operations from the Discontinued Operations after the disposal transactions were RMB43,678 (US$6,854).

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

5.   BUSINESS COMBINATIONS

During the years ended December 31, 2019 and 2020, the Company completed multiple acquisitions of global logistics service operations to complement its existing businesses and achieve synergies in southeast Asia. The purchase consideration was not significant. Results of the acquired business have been included in the Company’s consolidated financial statements since the acquisition date. Goodwill recognized in 2019 and 2020 represents the expected synergies from integrating the global logistics service and is not tax deductible.

The actual results of operations after the acquisition date and pro-forma results of operations for these acquisitions have not been presented because the effects of these acquisitions were insignificant.

During the year ended December 31, 2021, there were no new acquisitions.

6.   ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	981,078	1,046,060	164,149
Notes receivable	48,746	9,164	1,438
Allowance for credit losses	(204,124)	(227,593)	(35,714)
Accounts and notes receivable, net	825,700	827,631	129,873

The movements in the allowance for credit losses were as follows:

	As at December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance at beginning of the year	(16,613)	(70,861)	(204,124)	(32,031)
Adoption of ASU 2016-13	—	(35,752)	—	—
Additions	(79,069)	(108,151)	(31,291)	(4,910)
Write-offs	24,821	10,640	7,822	1,227
Balance at end of the year	(70,861)	(204,124)	(227,593)	(35,714)

As of December 31, 2020 and 2021, the Company derecognized notes receivable transferred to a bank but not yet due of nil and RMB163,000 (US$25,578), respectively.

The maximum exposure to loss from the Company’s continuing involvement in the derecognized notes receivable and the undiscounted cash flows to repurchase these derecognized notes receivable is equal to their carrying amounts. The fair values of the Company’s continuing involvement in the derecognized notes receivable are not significant.

For the years ended December 31, 2019, 2020 and 2021, the Company has not recognized any gain or loss on the date of transfer of the derecognized notes receivable. No gains or losses were recognized from the continuing involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

7.   PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Receivables from failed sale-leaseback transactions (1)	701,210	428,810	67,290
Value-added taxes (“VAT”) recoverable	178,778	305,524	47,943
Factoring receivables (2)	321,668	212,582	33,359
Government grant	57,317	19,000	2,981
Rental and other deposits	67,260	66,786	10,480
Interest receivables	23,618	26,068	4,090
Others	265,792	147,448	23,137
Allowance for credit losses (3)	(12,196)	(33,746)	(5,295)
	1,603,447	1,172,472	183,985

(1)	Failed sale-leaseback transactions as buyer-lessor

The Company has certain failed sales-leaseback transactions of certain motor vehicles and logistic equipment in which the Company acts as buyer-lessor but the seller-lessee does not transfer the control of the leased asset to the Company. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive (loss) income. Interest income was insignificant for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Company recorded receivables from failed sale-leaseback transactions due within one year of RMB701,210 and RMB428,810 (US$67,290), respectively, under the “Prepayments and other current assets”. As of December 31, 2020 and 2021, the Company recorded receivables from failed sale-leaseback transactions due over one year of RMB496,851 and RMB109,295 (US$17,151), net of allowance for credit losses of RMB6,090 and RMB4,752 (US$746), respectively, under “Other non-current assets”.

(2)	Factoring receivables

The Company provides factoring service to provide capital as a lender to certain third-party suppliers who transfer their rights to future cash receipts from accounts receivable with recourse through a factoring arrangement to fund their operations and improve their credit position within one year. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive (loss) income. Interest income was RMB34,269, RMB32,308 and RMB34,956 (US$5,485) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the allowance for credit losses of factoring receivables were RMB4,895 and RMB10,781 (US$1,692), respectively.

(3)	Allowance for credit losses

The movements in the allowance for credit losses were as follows:

	As at December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance at beginning of the year	—	—	(12,196)	(1,914)
Adoption of ASU 2016-13	—	(3,793)	—	—
Additions	—	(8,403)	(21,550)	(3,381)
Write‑offs	—	—	—	—
Balance at end of the year	—	(12,196)	(33,746)	(5,295)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

8.   PROPERTY AND EQUIPMENT, NET

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Machinery and electronic equipment	580,170	585,524	91,881
Leasehold improvements	682,311	682,489	107,097
Motor vehicles	119,317	138,876	21,793
Construction in progress	61,741	105,146	16,500
	1,443,539	1,512,035	237,271
Less: accumulated depreciation	(621,425)	(749,393)	(117,596)
	822,114	762,642	119,675

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB8,139 and RMB4,167, respectively, as of December 31, 2020 and RMB9,632 (US$1,511) and RMB5,460 (US$857), respectively, as of December 31, 2021. Future minimum lease payments are disclosed in Note 10. Depreciation expense of property and equipment, including assets under financing leases, was RMB130,871, RMB145,161 and RMB183,332 (US$28,769) for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the balances of construction in progress were RMB61,741 and RMB105,146 (US$16,500), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipment.

9.   INTANGIBLE ASSETS, NET

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,640
Software	61,227	65,001	10,200
Capitalized internal use software in progress	34,926	50,582	7,937
	106,602	126,032	19,777
Less: accumulated amortization	(62,705)	(70,348)	(11,039)
	43,897	55,684	8,738

Amortization expense of intangible assets was RMB19,280, RMB12,334 and RMB8,033 (US$1,261) for the years ended December 31, 2019, 2020 and 2021, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
2022	3,253	511
2023	1,706	268
2024	121	19
2025	22	3
2026	—	—
	5,102	801

No impairment losses were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES

Leases of motor vehicles and logistic equipment as Lessor

The Company provides direct financing and sales-type leases of motor vehicles and logistic equipment, primarily to transportation service providers that meet the Company’s credit assessment requirements. The lease terms range from two to ten years, do not contain contingent rental income clauses, and are fully collateralized by assets the Company can repossess in the event of default. Initial direct costs were insignificant for all periods presented. The lease agreements include lease payments that are fixed, do not contain residual value guarantees or variable lease payments. The Company generally either grants the lessee an option at the end of the lease term to purchase the underlying asset that the lessee is reasonably certain to exercise or ownership of the underlying asset transfers to the lessee for a nominal amount.

The net investment in direct financing and sales-type leases are presented as “Lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Current assets:
Direct financing leases	369,147	175,708	27,572
Sales-type leases	127,980	122,656	19,248
	497,127	298,364	46,820
Non-current assets:
Direct financing leases	344,425	134,010	21,029
Sales-type leases	303,253	101,419	15,915
	647,678	235,429	36,944
Total	1,144,805	533,793	83,764

For the years ended December 31, 2019, 2020 and 2021, the Company recorded RMB106,040, RMB85,285 and RMB45,644 (US$7,163) of interest income from direct financing and sales-type leases as a lessor in “Revenue – Others” on the consolidated statements of comprehensive (loss) income.

The net investment in direct financing and sales-type leases consisted of:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Total minimum lease payments receivable	1,296,869	605,285	94,982
Less: Executory costs	—	—	—
Minimum lease payments receivable	1,296,869	605,285	94,982
Less: Allowance for credit losses	(14,296)	(27,159)	(4,262)
Net minimum lease payments receivable	1,282,573	578,126	90,720
Unguaranteed residuals	—	—	—
Less: Unearned income	(137,768)	(44,333)	(6,956)
Net investment in financing leases	1,144,805	533,793	83,764
Current portion	497,127	298,364	46,820
Non-current portion	647,678	235,429	36,944

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the December 31, 2021 are as follows:

	As at December 31
	2021
	RMB	US$
For the year ending December 31, 2022	320,954	50,365
For the year ending December 31, 2023	145,909	22,895
For the year ending December 31, 2024	71,624	11,239
For the year ending December 31, 2025	30,759	4,827
For the year ending December 31, 2026	8,225	1,291
Thereafter	655	103
Total minimum lease payments	578,126	90,720
Unearned income	(44,333)	(6,956)
Net investment in direct financing and sales-type leases	533,793	83,764

Financing and operating leases as Lessee

The Company has operating leases for certain offices, warehouses, hub and sortation center facilities and equipment and financing leases for certain machinery and electronic equipment as a lessee.

The Company’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to twenty years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s operating lease ROU assets or operating lease liabilities since those options were not reasonably certain to be exercised. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

	For the years ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating lease cost	674,593	685,771	674,892	105,905
Short-term lease cost	82,509	126,846	100,766	15,812
Financing lease cost:
Amortization of ROU assets	588	2,519	1,293	203
Interest	304	245	169	27

Total lease cost	757,994	815,381	777,120	121,947

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.   LEASES (CONTINUED)

Financing and operating leases as Lessee (continued)

	For the years ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	739,505	869,129	745,032	116,912
Operating cash flows from financing leases	304	245	169	27
Financing cash flows from financing leases	1,215	1,179	1,481	232
ROU assets obtained in exchange for new operating lease liabilities	783,965	537,302	780,576	122,489
ROU obtained in exchange for new finance lease liabilities	1,078	2,023	1,493	234
Weighted-average remaining lease term (in years):
Operating leases	5.21	4.13	5.03
Financing leases	2.75	3.16	2.79
Weighted-average discount rate:
Operating leases	7.64%	7.68%	7.67%
Financing leases	7.38%	5.16%	5.19%

For the year ended December 31, 2019, total lease costs of RMB713,814, RMB15,473, and RMB27,815 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2020, total lease costs of RMB772,731, RMB642, and RMB39,244 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2021, total lease costs of RMB740,554 (US$116,209), RMB1,035 (US$162), and RMB34,069 (US$5,346) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2021 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended December 31, 2022	606,740	95,210	1,877	294
For the year ended December 31, 2023	508,047	79,724	1,234	194
For the year ended December 31, 2024	435,817	68,389	956	150
For the year ended December 31, 2025	293,076	45,990	163	26
For the year ended December 31, 2026	174,942	27,452	47	7
Thereafter	337,544	52,968	—	—
Total minimum lease payments	2,356,166	369,733	4,277	671
Less: imputed interest	381,075	59,799	305	48
Total lease liability balance	1,975,091	309,934	3,972	623

Minimum payments related to leases not yet commenced as of December 31, 2021	94,615	14,847	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.   LONG-TERM INVESTMENTS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Equity investments without readily determinable fair value	215,677	169,171	26,547
Equity method investments	5,749	—	—
Long-term time deposits	—	50,000	7,846
Total Long-term Investments	221,426	219,171	34,393

Equity investments without readily determinable fair value

The total carrying value of equity investments without readily determinable fair value as of December 31, 2020 and 2021 were as follows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Initial cost basis	140,053	57,241	8,982
Cumulative unrealized gains	75,624	116,930	18,349
Cumulative unrealized losses (including impairment)	—	(5,000)	(784)
Total carrying value	215,677	169,171	26,547

During the years ended December 31, 2020 and 2021, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB110,677 and RMB86,977 (US$13,649) as of December 31, 2020 and 2021, respectively.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Gross unrealized gains	14,155	18,687	58,643	9,202
Gross unrealized losses (including impairment) (1)	—	—	(5,000)	(784)
Net unrealized gains on equity securities held	14,155	18,687	53,643	8,418
Net realized gains on equity securities sold	—	5,658	247,145	38,782

Total net gains recognized	14,155	24,345	300,788	47,200

(1)	Nil gross unrealized losses (downward adjustments excluding impairment) were recognized for the years ended December 31, 2019, 2020 and 2021. In 2021, the Company believed that there was a decline in value that was other-than-temporary and recorded a full impairment of RMB5,000 (US$784) in “Other expense” in the consolidated statements of comprehensive (loss) income. Impairment losses of nil, nil and RMB5,000 (US$784) were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.   LONG-TERM INVESTMENTS (CONTINUED)

Equity investments without readily determinable fair value (Continued)

In 2020 and 2021, the Company disposed partial equity interests in the equity investments without readily determinable fair value with the carrying amount of RMB27,937 and RMB100,149 (US$15,716) for a cash consideration of RMB33,595 and RMB347,294 (US$54,498) and realized a gain on disposal of RMB5,658 and RMB247,145 (US$38,782), respectively, which was included in “Other income” in the consolidated statement of comprehensive (loss) income for the years ended December 31, 2020 and 2021. Among which, the Company sold 1.0% share of equity investment without readily determinable fair value with the carrying amount of RMB71,667 (US$11,246) to Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”), a related party of the Company, with cash consideration RMB220,000 (US$34,523) and realized a gain on disposal of RMB148,333 (US$23,277).

Equity method investments

The carrying amount of the equity method investment were RMB5,749 and RMB5,691 (US$ 894) as of December 31, 2020 and 2021, respectively, which represented to the Company’s 13.04% equity interest in Hangzhou Jinye Technology Co., Ltd. (“Jinye”) invested in 2018. The Company accounts for the investment in Jinye as an equity method investment due to its significant influence over the entity, as the Company has one board seat out of five in Jinye. In 2021, the Company believed that there was a decline in value that was other-than-temporary and recorded a full impairment of RMB 5,691 (US$894) in “Other expense” in the consolidated statements of comprehensive (loss) income. Impairment losses of nil, nil and RMB5,691 (US$894) were recognized for the years ended December 31, 2019, 2020 and 2021, respectively. Selected financial information of the equity method investees was not presented as the effects were not material.

Long-term time deposits

Long-term time deposits mainly represent the time deposit made in a financial institution in 2021 which has a principal amount of RMB50,000 (US$7,846) and maturity term of three years. Interest income recognized in the consolidated statements of comprehensive (loss) income were nil, nil and was RMB1,371 (US$215) for the year ended December 31, 2019, 2020 and 2021, respectively.

12.   GOODWILL

	Freight
	delivery	Global	Total
Balance as of December 31, 2020	5,580	48,555	54,135
Balance as of December 31, 2021	5,580	48,555	54,135
Balance as of December 31, 2021 (US$)	876	7,619	8,495

The Company performed a qualitative assessment for the Freight delivery services reporting unit for the years ended December 31, 2019, 2020 and 2021 based on the requirements of ASC 350‑20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more‑likely‑than‑not that the fair value of the Freight delivery services reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2020 and 2021.

For the years ended December 31, 2019, 2020 and 2021, the Company performed a quantitative assessment for the Global reporting unit by estimating the fair value of the reporting unit based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. The fair value of the reporting unit exceeded its carrying value and therefore, goodwill related to the Global reporting unit was not impaired.

No impairment losses were recognized for the years ended December 31, 2019, 2020 and 2021.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

13.   SHORT-TERM AND LONG-TERM BANK LOANS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	485,000	40,000	6,277
Pledged short-term bank loans	1,293,287	369,995	58,060
Secured bank borrowings	355,000	120,500	18,909
	2,133,287	530,495	83,246
Long-term bank loans pledged by deposits	78,548	769,767	120,793
Total	2,211,835	1,300,262	204,039

During the years ended 2019, 2020 and 2021, the Group factored certain intercompany notes receivables with a total face value of RMB142,500, RMB462,287 and RMB475,491 (US$74,615) to several domestic banks for total proceeds of RMB138,989, RMB446,652 and RMB462,170 (US$72,525), respectively, at effective interest rates ranging from 1.84% to 5.19%. As these factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing and were recognized as secured bank borrowings included in “Short-term bank loans”.

Short-term bank loans consisted of several bank loans denominated in RMB. The total deposits in restricted cash pledged for short-term bank loans and secured bank borrowings was RMB1,575,727 and RMB510,056 (US$80,039) as of December 31, 2020 and 2021, respectively. The total accounts receivable pledged for short-term bank loans was RMB77,287 and RMB194,995 (US$30,599) as of December 31, 2020 and 2021, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2020 and 2021, was 4.76% and 3.84%, respectively. The total intercompany notes receivable pledged for secured bank borrowings was RMB355,000 and RMB120,500 (US$18,909) as of December 31, 2020 and 2021, respectively.

Long-term bank loans were denominated in US$. The deposits in restricted cash pledged for long-term bank loans was RMB81,500 and RMB847,300 (US$132,960) as of December 31, 2020 and 2021, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2020 and 2021, was 4.02% and 4.03%, respectively.

14.   ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Salary and welfare payable	752,800	769,761	120,792
Customer deposits	337,889	282,666	44,357
Accrued contingent liabilities	—	200,114	31,402
Accrual for purchases of property and equipment	40,530	29,545	4,636
Accrued expenses	79,419	73,545	11,541
Other tax payables	60,171	40,741	6,393
Payable for business acquisitions	1,502	—	—
Others	134,942	195,267	30,642
	1,407,253	1,591,639	249,763

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   LONG-TERM BORROWINGS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Long-term borrowings-current:
Xinyuan Leasing Asset-Backed Securities	95,149	—	—
Yunnan Trust Plan-Senior level debts	—	84,006	13,182
Secured borrowings from Houfu	—	118,250	18,556
Secured borrowings from Chengdu Gongtou	—	85,558	13,426
	95,149	287,814	45,164
Long-term borrowings-non-current:
Xinyuan Leasing Asset-Backed Securities	—	—	—
Secured borrowings from Houfu	—	46,496	7,296
Secured borrowings from Chengdu Gongtou	—	20,584	3,230
	—	67,080	10,526

Xinyuan Leasing Asset Backed Special Plans

In June 2019, BEST Finance transferred certain lease rental and other financing receivables totaling RMB705,033 with remaining lease terms ranging from 23 months to 59 months originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan I (the “ABS Plan I”) and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB262,316 under the ABS Plan I, net of issuance costs for the securitization transaction of RMB6,684. The ABS Plan I consists of three tranches: Series A tranche with a stated interest of 5.5% matured by end of 2020, Series B tranche with a stated interest of 6.5% matured by end of 2020 and a subordinated tranche maturing by end of 2023. The Company also provided a guarantee to the ABS Plan I to secure the full repayment of the principal and interest of the Series A and B tranches of the ABS Plan I issued to external investors.

In September 2020, BEST Finance transferred certain lease rental and other financing receivables totaling RMB751,469 with remaining lease terms ranging from 4 months to 59 months originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan II (the “ABS Plan II”) and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB198,074 under the ABS Plan II, net of issuance costs for the securitization transaction of RMB1,926. The ABS Plan II consists of three tranches: Series A tranche with a stated interest of 4.95% matured by end of 2021, Series B tranche with a stated interest of 6.0% maturing by end of 2022 and a subordinated tranche maturing by end of 2023. The Company also provided a guarantee to the ABS Plan II to secure the full repayment of the principal and interest of the Series A tranche of the ABS Plan II issued to external investors.

The Company acts as the servicer of the both ABS Plans by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the ABS Plans through holding all of the subordinated tranche of asset-backed debt securities maturing no later than 2023 and the guarantee provided, from which the Company has the obligation to absorb losses of the ABS Plans that could potentially be significant to the ABS Plans. Accordingly, the Company is considered the primary beneficiary of the Plans and has consolidated the ABS Plans’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   LONG-TERM BORROWINGS (CONTINUED)

Xinyuan Leasing Asset Backed Special Plans (continued)

As a result of the series of transactions described above, the Series A and B tranches of the Plans issued to external investors were considered borrowings from external investors. The proceeds from borrowings from external investors is a financing activity and reported as “Proceeds from issuance of long-term borrowings to external investors, net of issuance costs” on the consolidated statements of cash flows. Repayments on the borrowings totaled RMB157,417, RMB210,991 and RMB96,829 (US$15,195) during the years ended 2019, 2020 and 2021 from external investors were made according to the payment schedule. As of December 31, 2020, the ABS Plan I was fully repaid with no outstanding balances from external investors. As of December 31, 2020 and 2021, the total outstanding borrowings from external investors of ABS Plan II were RMB95,149 and nil, respectively. The weighted average effective interest rate for the outstanding Xinyuan Leasing Asset-Backed Securities under ABS Plan II was 7.17% and nil as of December 31, 2020 and 2021, respectively.

Yunnan Trust Plan

In March 2021, BEST Finance transferred certain lease receivables with remaining lease terms ranging from 18 months to 36 months originated from its finance leasing services business with future cash flows of RMB577,347 (US$90,598) at a discount price of RMB449,671 (US$70,653) to Yunnan International Trust Co., Ltd., a third party, which then created Yunnan Trust Plan (the “Trust Plan”).  The Trust Plan contemporaneously issued Senior and Junior level debt securities of RMB319,610 (US$50,154) and RMB130,061 (US$20,409) respectively. The annual yield of the Senior securities is 8% and was all acquired by Sinolink Yong Fu Assets management (“Sinolink”), a related party of Yunnan International Trust Co., Ltd., BEST Finance acquired all the Junior securities which are exposed to all expected losses and entitled to receive all residual returns of the Trust Plan. The Senior debt securities mature in 14 months and the Junior debt securities mature in 33 months. BEST Finance repays the cash collected from the individual lessee of the lease receivables to the Trust Plan, with the principal amount of Senior debt securities and interest of Junior debt securities paid firstly in installments and then the principal amount of Junior debt securities in installments. The residual returns will be repaid to Junior debt securities holders at the end of the Trust Plan.

BEST Finance is responsible to provide management and collection services over the transferred lease receivable assets and the Company provides guarantees to Yunnan Trust to secure the full repayment of the principal and interest of the holder of the Senior securities and the expected interest return rate of the Trust Plan.

The Company has the power to direct the activities that most significantly impacts the economic performance of the Trust Plan and provides payment collection services for the underlying lease rental receivables and holds significant variable interests in the Trust Plan through the Junior debt securities and the guarantee provided, from which the Company has the obligation to absorb losses of the Trust Plan that could potentially be significant to the Trust Plan. Accordingly, the Company is considered the primary beneficiary of the Trust Plan and consolidates the Trust Plan’s assets, liabilities, results of operations, and cash flows in the consolidated financial statements.

As a result of the series of transactions described above, the Senior level debt securities of the Trust Plan issued to external investors were considered borrowings from external investors. During the year ended December 31, 2021, the Company made repayments on the borrowings totaled RMB248,844 (US$39,049) to Yunnan Trust according to the payment schedule. As of December 31, 2021, the total outstanding borrowings related to the Senior level debt securities were RMB84,006 (US$13,182), which were repayable within one year. The weighted average effective interest rate for the outstanding Senior level debt securities borrowings was 14.86% for the as of December 31, 2021.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.   LONG-TERM BORROWINGS (CONTINUED)

Secured borrowings from Houfu

Concurrently with the set-up of the Trust Plan, BEST Finance transferred the beneficial rights of another set of lease rental receivables with future cash flows of RMB166,149 (US$26,072) to Ningbo Houfu Business management consulting partnership (“Houfu”), a related party of Sinolink, at a discounted price of RMB133,200 (US$29,902). The proceeds received from Houfu were used by BEST Finance to acquire the Junior debt securities of the Trust Plan. BEST Finance agreed to transfer all the benefits it received from the Junior debt securities in the Trust Plan including the principal and interest of the Junior debt securities to repay its obligations to Houfu in installments over 33 months with BEST Finance’s rights in Junior debt securities as collateral.

Since the Company has continuing involvement with the lease receivables transferred to Houfu by providing guarantee to the performance of the transferred lease receivables and the transferred financial assets are not legally isolated from the Company, the transferred lease receivables were not derecognized and are accounted for as secured borrowings in the consolidated financial statements.

During the year ended December 31, 2021, the Company made nil repayments on the borrowings to Houfu according to the payment schedule. The weighted average effective interest rate for the outstanding secured borrowings from Houfu was 32.21% as of December 31, 2021.

The future payment schedule for the secured borrowings from Houfu is as follows:

	Future cash flow
	RMB	US$
For the year ending December 31, 2022	245,388	38,507
For the year ending December 31, 2023	52,539	8,245
Total future cash flows	297,927	46,752

Secured borrowings from Chengdu Gongtou

In August 2021, BEST Finance transferred the beneficial rights of certain lease receivables with future cash flows of RMB161,031 (US$25,269) to Chendu Gongtou Finance Lease Limited (“Chendu Gongtou”) at their present value of RMB135,858 (US$21,319).

Since the Company has continuing involvement with the lease receivables transferred to Chengdu Gongtou by providing guarantee to the performance of the transferred lease receivables and the transferred financial assets are not legally isolated from the Company, the transferred lease receivables were not derecognized and are accounted for as secured borrowings in the consolidated financial statements. The Company will repay the secured borrowings to Chengdu Gongtou in installments of 33 months. During the year ended December 31, 2021, the Company made repayments totaled RMB33,156 (US$5,203) according to the payment schedule. The weighted average effective interest rate for the outstanding secured borrowings from Gongtou was 17.16% as of December 31, 2021.

The future payment schedule for the secured borrowings from Chengdu Gontou is as follows:

	Future cash flows
	RMB	US$
For the year ending December 31, 2022	87,496	13,730
For the year ending December 31, 2023	21,531	3,379
For the year ending December 31, 2024	390	61
Total future cash flows	109,417	17,170

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Current liabilities:
Convertible Senior Notes held by a related party-current
2024 Convertible Notes	—	633,475	99,406
Convertible Senior Notes held by third parties-current
2024 Convertible Notes	—	633,475	99,406
	—	1,266,950	198,812
Non-current liabilities:
Convertible Senior Notes held by a related party-non-current
2024 Convertible Notes	642,121	—	—
2025 Convertible Notes	975,725	955,097	149,876
Convertible Senior Notes held by third parties-non-current
2024 Convertible Notes	642,121	—	—
	2,259,967	955,097	149,876

1) 2024 Convertible Notes

On September 17, 2019, the Company issued US$200,000 convertible senior notes (the “2024 Convertible Notes”) to several initial purchasers, of which US$100,000 were issued to Alibaba.com Hong Kong Limited (“Alibaba.com”), an entity affiliated with Alibaba Group Holding Limited (“Alibaba Group”), a principal shareholder of the Company and US$100,000 to third parties, respectively. The 2024 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 1.75% per annum on April 1 and October 1 of each year, beginning on April 1, 2020. The 2024 Convertible Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2020 and 2021 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the years ended December 31, 2020 and 2021. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

In accounting for the 2024 Convertible Notes prior to the adoption of ASU 2020-06, the Company determined that no beneficial conversion feature was recognized for the 2024 Convertible Notes as the fair value per ADS at the commitment date was US$5.53, which was less than the most favorable conversion price. The Company early adopted ASU 2020-06 on January 1, 2021, which eliminated the beneficial conversion feature and the adoption had no impact in the accounting for the 2024 Convertible Notes.

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.   CONVERTIBLE SENIOR NOTES (CONTINUED)

1) 2024 Convertible Notes (continued)

As of December 31, 2020 and 2021, the principal amount of the 2024 Convertible Notes was RMB1,304,980 and RMB1,275,140 (US$200,000) respectively, unamortized debt discount was RMB20,688 and RMB8,190 (US$1,188) respectively, and the net carrying amount of the 2024 Convertible Notes was RMB1,284,292 and RMB1,266,950 (US$198,812) respectively.

For the years ended December 31, 2020 and 2021, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2024 Convertible Notes was RMB37,103 and RMB34,758 (US$5,454), respectively. As of December 31, 2021, the 2024 Convertible Notes will be accreted up to the principal amount of US$200,000 (equivalent to RMB1,275,140) over a remaining period of 0.75 years.

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The 2025 Convertible Notes Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the 2025 Convertible Notes Contingent Interest Features on the issuance date and at December 31, 2021 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended December 31, 2021. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

In accounting for the 2025 Convertible Notes prior to the adoption of ASU 2020-06, the Company determined that no beneficial conversion feature was recognized for the 2025 Convertible Notes as the fair value per ADS at the commitment date was US$5.49, which was less than the most favorable conversion price. The Company early adopted ASU 2020-06 on January 1, 2021, which eliminated the beneficial conversion feature and the adoption had no impact in the accounting for the 2025 Convertible Notes.

The net proceeds from the issuance of the 2025 Convertible Notes were US$149,340 (equivalent to RMB1,061,421), after deducting offering expenses of US$660 (equivalent to RMB4,689) from the initial proceeds of US$150,000 (equivalent to RMB1,066,110).

As of December 31, 2020, the principal amount of the 2025 Convertible Notes was RMB978,735, unamortized debt discount was RMB3,010 and the net carrying amount of the 2025 Convertible Notes was RMB975,725. As of December 31, 2021, the principal amount of the 2025 Convertible Notes was RMB956,355(US$150,000), unamortized debt discount was RMB1,258 (US$124) and the net carrying amount of the 2025 Convertible Notes was RMB955,097 (US$149,876).

For the years ended December 31, 2020 and 2021, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2025 Convertible Notes was RMB27,908 and RMB45,508 (US$7,141), respectively. As of December 31, 2021, the 2025 Convertible Notes will be accreted up to the principal amount of US$150,000 (equivalent to RMB956,355) over a remaining period of 1.42 years.

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2019, 2020 and 2021, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK, BEST Capital HK and Store HK are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The current enterprise income tax law (“EIT Law”) applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. Any companies located in jurisdictions outside of the PRC, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2021, the Company has not accrued for PRC tax on such basis as the Group’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Company will continue to monitor the tax status of its non-PRC entities with regards to the PRC tax resident enterprise rules.

Pursuant to relevant laws and regulations in the PRC and with approval from tax authorities in charge, one of the Company’s subsidiaries, meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. BEST Technology has renewed the HNTE certificate in 2019 and is subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2019 through 2021.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a nonresident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes Income in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor directly owns at least 25% of the shares of the FIE).

The Company’s loss before income taxes and share of net loss of equity investees consists of the following:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
PRC	(381,205)	(758,737)	(954,592)	(149,796)
Non-PRC	(12,509)	(251,964)	(306,013)	(48,020)
	(393,714)	(1,010,701)	(1,260,605)	(197,816)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax	(18,776)	(18,381)	(3,198)	(502)
Deferred income tax	450	828	—	—
	(18,326)	(17,553)	(3,198)	(502)

A reconciliation of the differences between the PRC statutory tax rate and the Company’s effective tax rate for enterprise income tax from continuing operations is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loss before income taxes and share of net loss of equity investees	(393,714)	(1,010,701)	(1,260,605)	(197,816)
Income tax computed at the statutory tax rate of 25%	98,429	252,675	315,151	49,454
Non-deductible expenses	(19,869)	(46,106)	(112,363)	(17,633)
Effect of different tax rates in different jurisdictions and preferential tax rate	(9,949)	(48,650)	447,053	70,152
Research and development expenses deduction	19,552	21,834	25,756	4,042
Non-taxable income	17,489	11,152	6,525	1,024
Provision to return	39	(5,776)	14,568	2,286
Deferred tax expense	1,529	828	(21,245)	(3,334)
Tax rate change	(4,578)	18,594	2,890	454
Expired tax loss	—	(37,469)	(112,725)	(17,689)
Change in valuation allowance	(120,968)	(184,635)	(568,808)	(89,258)
	(18,326)	(17,553)	(3,198)	(502)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Deferred tax

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	174,536	295,568	46,381
Customer advances and deposits	17	1,255	197
Allowance for credit losses and inventory provision	61,845	87,264	13,694
Depreciation and amortization expense	15,000	21,997	3,452
Net operating losses carrying forward	962,636	1,365,724	214,312
Lease liabilities	480,813	493,773	77,484
Total deferred tax assets	1,694,847	2,265,581	355,520
Valuation allowance*	(1,200,743)	(1,756,168)	(275,582)
Total deferred tax assets net of valuation allowance	494,104	509,413	79,938

*

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a three-year cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2020 and 2021. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes of equity investments	(18,900)	(29,232)	(4,587)
Accrued revenue recognition difference	(5,626)	(5,300)	(832)
Operating lease right-of-use assets	(469,578)	(474,881)	(74,519)
Total deferred tax liabilities	(494,104)	(509,413)	(79,938)

As of December 31, 2020 and 2021, the Company has net operating losses from continuing operations of RMB3,941,444 and RMB5,702,254 (US$894,808) primarily from its subsidiaries and VIEs in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2021 expire at various periods through 2031, but the majority expires by 2026, if not utilized. As of December 31, 2021, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2021, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB29,874 (US$4,688). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries are not determined because such a determination is not practicable.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.   TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2020 and 2021, the Company recorded an unrecognized tax benefit of RMB48,966 and RMB78,800 (US$12,365) respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2020 and 2021, unrecognized tax benefits of RMB27,044 and RMB50,451 (US$7,917), respectively, if ultimately recognized, will impact the effective tax rate. A rollforward of unrecognized tax benefits is as follows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Beginning balance	15,613	48,966	7,684
Additions	34,597	30,263	4,748
Decreases	(1,244)	(429)	(67)
Ending balance	48,966	78,800	12,365

During the years ended December 31, 2019, 2020 and 2021, the Company recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years ended December 31, 2016 through December 31, 2021 of the PRC subsidiaries, the VIEs and its subsidiaries remain open to examination by the taxing jurisdictions.

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

18.   RESTRICTED NET ASSETS (CONTINUED)

In accordance with the PRC Company Laws, the Company’s VIEs and the subsidiaries of the VIEs must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs and the subsidiaries of the VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the discretionary surplus fund are made at the discretion of the Board of Directors of the VIEs and the subsidiaries of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

For the years ended December 31, 2019 and 2020, the Company’s PRC subsidiaries had appropriated RMB4,094 and RMB173 of statutory reserves, respectively, and had reversed RMB7,871 (US$1,235) of statutory reserves for the year ended December 31, 2021, which are included in shareholder’s equity.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIEs and the subsidiaries of the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and surplus reserves of the Company’s PRC subsidiaries and the VIEs and the subsidiaries of the VIEs, totaling RMB5,272,231 (US$827,328) as of December 31, 2021; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation SX, the condensed parent company only financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 are disclosed in Note 29.

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

19.   EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	2019			2020			2021
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(251,226)	(95,833)	(48,684)	(635,610)	(243,440)	(123,668)	(768,670)	(120,621)	(293,707)	(46,088)	(149,205)	(23,414)
Net income (loss) from discontinued operations, net of tax	122,728	46,816	23,783	(648,334)	(248,312)	(126,144)	934,833	146,696	357,198	56,052	181,458	28,475
Net (loss) income attributable to ordinary shareholders—basic	(128,498)	(49,017)	(24,901)	(1,283,944)	(491,752)	(249,812)	166,163	26,075	63,491	9,964	32,253	5,061
Denominator:
Weighted average number of ordinary shares outstanding—basic	246,614,615	94,075,249	47,790,698	245,626,959	94,075,249	47,790,698	246,207,464	246,207,464	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(1.02)	(1.02)	(1.02)	(2.59)	(2.59)	(2.59)	(3.12)	(0.49)	(3.12)	(0.49)	(3.12)	(0.49)
Discontinued operations	0.50	0.50	0.50	(2.64)	(2.64)	(2.64)	3.80	0.60	3.80	0.60	3.80	0.60
Basic (loss) income per share	(0.52)	(0.52)	(0.52)	(5.23)	(5.23)	(5.23)	0.68	0.11	0.68	0.11	0.68	0.11

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.   EARNINGS (LOSS) PER SHARE (CONTINUED)

	2019			2020			2021
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(251,226)	(95,833)	(48,684)	(635,610)	(243,440)	(123,668)	(768,670)	(120,621)	(293,707)	(46,088)	(149,205)	(23,414)
Net income(loss) from discontinued operations, net of tax	122,728	46,816	23,783	(648,334)	(248,312)	(126,144)	934,833	146,696	357,198	56,052	181,458	28,475
Net (loss) income attributable to ordinary shareholders—basic	(128,498)	(49,017)	(24,901)	(1,283,944)	(491,752)	(249,812)	166,163	26,075	63,491	9,964	32,253	5,061
Reallocation of net loss from continuing operations attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(144,517)	—	—	(367,108)	—	—	(442,912)	(69,502)	—	—	—	—
Reallocation of net income (loss) from discontinued operations, net of tax attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	70,599	—	—	(374,456)	—	—	538,656	84,527	—	—	—	—
Reallocation of net (loss) income attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(73,918)	—	—	(741,564)	—	—	95,744	15,025	—	—	—	—
Net (loss) income attributable to ordinary shareholders—diluted	(202,416)	(49,017)	(24,901)	(2,025,508)	(491,752)	(249,812)	261,907	41,100	63,491	9,964	32,253	5,061
Denominator:
Weighted average number of ordinary shares outstanding—basic	246,614,615	94,075,249	47,790,698	245,626,959	94,075,249	47,790,698	246,207,464	246,207,464	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares (Note 21)	141,865,947	—	—	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares for continuing operations outstanding - diluted	388,480,562	94,075,249	47,790,698	387,492,906	94,075,249	47,790,698	388,073,411	388,073,411	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares for discontinued operations outstanding - diluted	388,480,562	94,075,249	47,790,698	387,492,906	94,075,249	47,790,698	388,073,411	388,073,411	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares outstanding - diluted	388,480,562	94,075,249	47,790,698	387,492,906	94,075,249	47,790,698	388,073,411	388,073,411	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(1.02)	(1.02)	(1.02)	(2.59)	(2.59)	(2.59)	(3.12)	(0.49)	(3.12)	(0.49)	(3.12)	(0.49)
Discontinued operations	0.50	0.50	0.50	(2.64)	(2.64)	(2.64)	3.80	0.60	3.80	0.60	3.80	0.60
Diluted (loss) income per share	(0.52)	(0.52)	(0.52)	(5.23)	(5.23)	(5.23)	0.68	0.11	0.68	0.11	0.68	0.11

For the years ended December 31, 2019, 2020 and 2021, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 21). The effects of all outstanding share options, restricted share units, convertible senior notes were excluded from the computation of diluted loss per share relating to the continuing operation and discontinued operations for the years ended December 31, 2019, 2020 and 2021, as the effects would be antidilutive on the loss from continuing operations.

20.   SHARE-BASED PAYMENTS

2008 Stock Incentive Plan (the “2008 Plan”)

On June 4, 2008, the shareholders and Board of Directors of the Company approved the 2008 Plan, which is administrated by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2008 Plan, the Company reserved 10,000,000 ordinary shares of the Company to its eligible employees, directors and officers of the Group and consultants. The purpose of the 2008 Plan is to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts on behalf of the Company by providing incentives through granting awards. On October 25, 2011 and January 15, 2015, the shareholders and Board of Directors of the Company approved a resolution to increase the share option pool under the 2008 Plan to 16,239,033 and 20,934,684 ordinary shares, respectively.

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

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

The grantee can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e.15 years after its grant date); or 2) 90 days after the grantee terminates their employment if the vested options have not been exercised. The commencement date of exercise is upon the Company’s IPO.

In July 2017, 12,599,520 vested options were exercised pursuant to a conditional one-time waiver of the “exercisable upon the Company’s IPO” condition by the Company (the “early exercise”). The early exercise was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31.

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

The options granted under the 2017 Plan have a contractual term of 10 years and will become vested with respect to 25% of the options on the first anniversary of the vesting period, and thereafter in thirty-six equal monthly installments of 2.09% each on the last day of every month that has elapsed following the first anniversary of the vesting period until the options are 100% vested.

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

Options granted to employees

A summary of the employee share option activity under the 2008 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2020	1,804,456	0.75	6.93	11.05	2,329
Granted	—	—	—	—	—
Exercised	(542,353)	0.75	7.08	—	—
Forfeited/Expired	(12,668)	0.75	8.96	—	—
Outstanding, December 31, 2021	1,249,435	0.75	6.86	10.02	128
Vested as at December 31, 2021	17,237,222	0.67	2.37	6.67	3,194
Exercisable as at December 31, 2021	1,249,435	0.75	6.86	10.02	128

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

The aggregate intrinsic value in the table above represents the difference between the closing share price on the last trading day in 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB860,607, RMB881,376 and RMB884,679 (US$138,825) respectively.

No share option awards were granted to employees during the years ended December 31, 2019, 2020 and 2021. The total fair value of the equity awards vested under 2008 Plan during the years ended December 31, 2019, 2020 and 2021 were RMB48,452, RMB34,671 and RMB8,583 (US$1,347), respectively.

There were no new grants of share option awards during the years ended December 31, 2019, 2020 and 2021 or any outstanding share options under the 2017 Plan as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, there were no remaining unrecognized employee share-based compensation expenses.

Options granted to non-employees

A summary of the non-employee share option activity under the 2008 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2020	1,441,177	0.70	2.46	7.67	1,929
Granted	—	—	—	—	—
Exercised	(2,000)	0.50	0.12	—	—
Forfeited	—	—	—	—	—
Outstanding, December 31, 2021	1,439,177	0.70	2.47	6.65	216
Vested at December 31, 2021	1,838,173	0.65	2.43	6.32	377
Exercisable at December 31, 2021	1,439,177	0.70	2.47	6.65	216

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB19,677, RMB20,448 and RMB20,457 (US$3,210), respectively.

No share option awards were granted to non-employees during the years ended December 31, 2019, 2020 and 2021. The total fair value of the equity awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB770, nil and nil, respectively.

There were no new grants of non-employee share option awards during the years ended December 31, 2020 and 2021 or any outstanding non-employee share options under the 2017 Plan as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, there were no remaining unrecognized non-employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Restricted Shares

The following table summarizes the Company’s Restricted Shares activity under the 2017 Plan:

		Weighted-
		average
		grant-
	Number of	date fair
	shares	value
		US$
Outstanding, December 31, 2020	8,288,140	6.14
Granted	4,102,500	2.17
Vested	(3,757,022)	5.71
Forfeited	(725,192)	5.27
Outstanding, December 31, 2021	7,908,426	4.36
Vested and expected to vest as at December 31, 2021	14,315,799

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2019, 2020 and 2021 was US$5.65, US$5.23 and US$2.17, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2021, there was RMB152,946 (US$24,001) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 2.10 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year ended December 31, 2019, 2020 and 2021, the Company granted 9,413, 189,715 and 80,000 Restricted Shares to non-employees, which were fully vested and issued during the year.

Modification of Restricted Shares related to the disposal of BEST Network

On November 16, 2021, the Board of Directors of the Company approved the 1,235,896 RSUs granted but not vested upon certain BEST Express employees shall be accelerated and to be vested all at once upon the closing of the disposal of BEST Network. There is no incremental compensation cost immediately before and after the modification date of November 16, 2021. The Company recognized the remaining unrecognized share-based compensation expenses related to these RSUs of RMB18,181 (US$ 2,818) during the year ended December 31, 2021 for the accelerated vesting of RSUs due to the disposal.

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenue	842	1,190	345	54
Selling expenses	8,788	7,715	9,654	1,515
General and administrative expenses	62,047	98,795	88,361	13,866
Research and development expenses	7,209	7,763	9,321	1,463
Share-based compensation expenses from continuing operations	78,886	115,463	107,681	16,898
Share-based compensation expenses from discontinued operations	19,618	22,738	27,245	4,276
Total share-based compensation expenses	98,504	138,201	134,926	21,174

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries

On December 31, 2020, the shareholders and Board of Directors of BEST Asia Inc. (“BEST Asia”) approved the 2020 Equity Incentive Plan (the "2020 Plan"), which is administrated by the Board of Directors of BEST Asia. Under the 2020 Plan, BEST Asia reserved 75,000,000 ordinary shares of BEST Asia to its eligible employees, directors and officers of BEST Asia and consultants. The purpose of the 2020 Plan is to attract and retain key employees, directors and officers of outstanding ability and to motivate them to exert their best efforts on behalf of BEST Asia by providing incentives through granting awards.

The options granted under the 2020 Plan have a contractual term of 10 years and will become vested either (i) immediately upon grant; or (ii) with respect to 25% of the options on the first anniversary of the vesting period, and thereafter in thirty-six equal monthly installments of 2.09% each on the last day of every month that has elapsed following the first anniversary of the vesting period until the options are 100% vested. Under the 2020 Plan, all share options granted are not exercisable until the completion of BEST Asia’s IPO.

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date, no share-based compensation expenses was recognized for the year ended December 31, 2021. Upon the IPO completion date, the Company will immediately recognize the deferred compensation expenses associated with options that are vested as the IPO completion date and recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee equity award activity under the 2020 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2020	—	—	—	—	—
Granted	41,169,000	0.01	0.06	—	—
Forfeited	(2,555,000)	0.01	0.06	—	—
Outstanding, December 31, 2021	38,614,000	0.01	0.06	9.05	32,494
Vested and expected to vest as at December 31, 2021	38,614,000	0.01	0.06	9.05	32,494
Exercisable as at December 31, 2021	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the BEST Asia's ordinary share as of December 31, 2021 and the option’s respective exercise price.

As of December 31, 2021, there was RMB3,764(US$591) of total unrecognized employee share-based compensation expenses, related to vested but not exercisable share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.   SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries (continued)

Grant date fair value of BEST Asia's employee share options

The grant date fair value of share options granted by BEST Asia was determined using the binomial option valuation model, which requires the input of various assumptions including risk-free interest rate, time to exit events, expected share price volatility and early exercise factor. For expected share price volatilities, the Company has made reference to historical volatilities of several comparable companies. The early exercise factor was estimated based on the Company's expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the grant date fair value of BEST Asia's share options granted to employees are as follows:

2021
Risk-free interest rate	0.92% ~ 1.51%
Expected share price volatility	40.5% ~ 49.1%
Multiple of early exercise	2.5x
Fair value per ordinary shares as at valuation date	0.07

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

In November 2019, the Board of Directors of the Company authorized a share repurchase program (“2019 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100,000 from the open market over a period of 18 months in accordance with applicable securities laws from time to time. During the years ended December 31, 2019 and 2021, the Company did not repurchase any ADSs under the 2019 Share Repurchase Program. During the year ended December 31, 2020, the Company repurchased an aggregate of 6,395,050 ADSs, representing 6,395,050 Class A ordinary shares under the 2019 Share Repurchase Program, at an average price of US$4.69 per ADS, for RMB211,352 (US$32,391). These repurchased shares are intended to be used for grants under the 2017 Plan. The remaining shares are recorded as Treasury shares on the consolidated balance sheets.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.   CONVERTIBLE NON-CONTROLLING INTERESTS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Issuance of BEST Asia Series A preferred shares, net of issuance cost	—	191,865	30,108
Net loss attributable to convertible non-controlling interests	—	(30,530)	(4,791)
Adjustment of convertible non-controlling interests	—	30,530	4,791
Balance at end of the year	—	191,865	30,108

On June 30, 2021, BEST Asia, a wholly owned-subsidiary of the Company, issued 150,000,000 convertible series A preferred shares (the “BEST Asia Series A Preferred Shares”) to Taobao China Holding Limited, a related party investor, at a price of US$0.20 per share for a total cash consideration of US$ 30,000 (equivalent to RMB193,803). The BEST Asia Series A Preferred Shares holder have the rights, at its option, to convert the outstanding principal amount of the BEST Asia Series A Preferred Shares to the ordinary shares of BEST Asia at any time with the initial conversion price of US$0.20 per share subject to certain anti-dilution adjustment.

The BEST Asia Series A Preferred Shares are redeemable upon the occurrence of a deemed liquidation event, which is not solely within the control of the Company. Therefore, the BEST Asia Series A Preferred Shares are contingently redeemable and are classified as convertible non-controlling interests in mezzanine equity. As the underlying shares of BEST Asia are not publicly traded, the embedded conversion features do not qualify for bifurcation accounting and recognized as part of the convertible non-controlling interests.

The Company initially recognized US$29,700 (equivalent to RMB191,865) of convertible non-controlling interests at issuance price, net of issuance costs of US$300 (equivalent to RMB1,938). Since the management determined that the conditional event is not probable to occur, no accretion is subsequently made to the redemption value.

During the year ended December 31, 2021, the Company recorded RMB30,530 (US$4,791) net loss attributable to the convertible non-controlling interests. Pursuant to ASC 480, the amount in mezzanine equity should not be less than the convertible non-controlling interests’ initial amount reported in mezzanine equity. Therefore, adjustments of RMB30,530 (US$4,791) was made to increase the carrying amount of convertible non-controlling interests and charged to accumulated deficit.

23.   RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group
Alibaba.com Hong Kong Limited (“Alibaba.com”)	Entity controlled by a principal shareholder of the Group
Alibaba (China) Network Technology Co., Ltd (“Alibaba Technology”)	Entity controlled by a principal shareholder of the Group
Lazada Express Limited (“Lazada”)	Entity controlled by a principal shareholder of the Group
Taobao China Holding Limited (“Taobao”)	Entity controlled by a principal shareholder of the Group

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Rendering of express delivery and supply chain management services:
Cainiao	540,587	555,798	418,806	65,720
Lazada	10,697	125,561	120,892	18,970
	551,284	681,359	539,698	84,690

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Rental of warehouse as a lessee:
Cainiao	—	18,011	—	—

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating costs paid on behalf of the Company:
Ali Cloud	—	2,768	—	—

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Cainiao	160	—	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)The Group had the following related party transactions:(continued)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	9,669	14,861	13,608	2,135

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Issue convertible senior notes to related party (Note 16):
Alibaba.com	687,677	1,061,421	—	—

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Interest expense of convertible senior notes accrued to related party (Note 16):
Alibaba.com	5,447	46,460	62,887	9,868

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Borrowings received from related party:
Alibaba Technology	—	—	600,000	94,153

On August 19, 2021, BEST China signed a bridge loan agreement with Alibaba (China) Network Technology Co., Ltd. (“Alibaba Technology”) with a total principal amount of RMB600,000 (US$94,153) with a term of one year and payable upon the completion of disposal of BEST Network. The effective interest rate per annum of the Bridge Loan is 0.36%. The Group repaid the borrowings on December 17, 2021.

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Borrowings repaid to related party:
Alibaba Technology	—	—	600,000	94,153

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Interest expense of borrowings accrued to related party:
Alibaba Technology	—	—	674	106

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)The Group had the following related party transactions:(continued)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash proceeds from the disposal of an equity investment (Note 11):
Cainiao	—	—	220,000	34,523

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Issuance of BEST Asia Series A Preferred Shares to a related party (Note 22):
Taobao	—	—	193,803	30,412

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	140,132	76,730	12,041
Ali Cloud	—	454	71
Lazada	42,277	48,014	7,534
	182,409	125,198	19,646

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Amounts due to related parties:
Alibaba.com	28,275	2,763	434
Ali Cloud	972	—	—
	29,247	2,763	434

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Convertible senior notes held by a related party – current:
Alibaba.com	—	633,475	99,406
Convertible senior notes held by a related party – non-current:
Alibaba.com	1,617,846	955,097	149,876

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.   RELATED PARTY TRANSACTIONS (CONTINUED)

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Convertible non-controlling interests held by related parties:
Taobao	—	191,865	30,108

24.   SEGMENT REPORTING

Prior to December 31, 2019, the Company has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services ("Freight delivery"), (4) Store+ services, and (5) Others. The “Others” category principally relates to finance leasing services, cross border logistic coordination services and Ucargo transportation services.

On January 1, 2020, the Company changed its segment disclosure to separate “Others” segment into Global logistics services, Capital service and Ucargo service. In addition, the CODM added the net profit as the performance measurement when evaluating operating segments performance. The results from Store+ service business formerly reported as a separate reportable segment are reflected in the consolidated financial statements as discontinued operations, they are not reflected in the segment disclosures. As a result, the Company reported segments as six operating segments: (1) Express delivery services, (2) Freight delivery, (3) Supply chain management services (“Supply chain management”), (4) Global logistic services (“Global”), (5) Ucargo services (“Ucargo”), and (6) Capital services (“Capital”).

Since January 1, 2021, together with the strategic refocusing plan executed from late 2020, the Company combined Capital service and UCargo service into “Others” segment. In addition, the Express business was disposed in December 2021 and are reflected in the consolidated financial statements as discontinued operations, it is not reflected in the segment disclosures.  Since then, the Company reports its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment. To refocus the Company’s core segments and better present the financial results in the certain segments, prior year’s comparative figures related to Capital services revenue of RMB80,368 under “Revenue - Others” for the years ended December 31, 2019 have been reclassified to “Revenue - Freight delivery” and “Revenue - Express delivery” of RMB25,124 and RMB55,244 to conform to the current year’s presentation. Prior year’s comparative figures related to Capital services revenue of RMB68,515 under “Revenue - Others” for the years ended December 31, 2020 have been reclassified to “Revenue - Freight delivery” and “Revenue - Express delivery” of RMB19,279 and RMB49,236 to conform to the current year’s presentation.

The operating segments also represented the reporting segments. The chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM assess the performance of the operating segments based on the measures of revenues, costs of revenues, gross profit and net profit. These changes in segment reporting aligns with the manner in which the Company’s CODM currently receives and uses financial information to allocate resource and evaluate the performance of reporting segments. Other than the information provided below, the CODM does not use any other measures by segments. The Company currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company retrospectively revised prior period segment information to conform to current period presentation.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

24.   SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue:
Freight delivery	5,258,666	5,183,161	5,445,311	854,488
Supply chain management	2,198,271	1,912,323	1,820,239	285,635
Global	336,874	777,657	1,194,146	187,388
Others	3,130,117	2,893,014	3,347,777	525,339
Inter-segment*	(442,927)	(237,921)	(381,637)	(59,887)
Total revenue	10,481,001	10,528,234	11,425,836	1,792,963
Cost of revenue:
Freight delivery	4,944,124	5,070,567	5,567,072	873,595
Supply chain management	2,058,937	1,846,901	1,746,967	274,137
Global	371,404	875,734	1,258,802	197,534
Others	2,998,661	2,730,658	3,434,020	538,872
Inter-segment*	(445,136)	(237,908)	(381,637)	(59,887)
Total cost of revenue	9,927,990	10,285,952	11,625,224	1,824,251
Gross profit (loss):
Freight delivery	314,542	112,594	(121,761)	(19,107)
Supply chain management	139,334	65,422	73,272	11,498
Global	(34,530)	(98,077)	(64,656)	(10,146)
Others	131,456	162,356	(86,243)	(13,533)
Inter-segment*	2,209	(13)	—	—
Total gross profit (loss)	553,011	242,282	(199,388)	(31,288)
Net (loss) profit:
Freight	38,608	(188,184)	(457,451)	(71,784)
Supply Chain	(122,312)	(175,072)	(103,387)	(16,223)
Global	(167,600)	(251,511)	(267,902)	(42,040)
Others	11,804	(103,710)	(341,117)	(53,529)
Unallocated**	(172,895)	(309,957)	(94,004)	(14,751)
Total net loss from continuing operations	(412,395)	(1,028,434)	(1,263,861)	(198,327)

(*)    The inter segment eliminations mainly consist of services provided by Others to the Freight delivery services and Supply chain management services segment, for the years ended December 31, 2019, 2020 and 2021, respectively

(**)   Unallocated expenses are primarily related to the corporate general administrative expenses and other miscellaneous items that are not allocated to individual reportable segments.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.   FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Fair value measurements as at December 31, 2020 using
Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs		Fair value
	(Level 1)	(Level 2)	(Level 3)	Total	adjustment	Impairment
	RMB	RMB	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Equity investments without readily determinable fair value	—	—	110,677	110,677	18,687	—

There is no recurring fair value measurement as of December 31,2020.

	Fair value measurements as at December 31, 2021 using
	Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs			Fair value
	(Level 1)	(Level 2)	(Level 3)	Total		adjustment		Impairment
	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Recurring fair value measurement for:
Derivative liabilities	—	(14,918)	—	(14,918)	(2,341)	(14,918)	(2,341)	—	—
Non-recurring fair value measurement for:
Equity investments without readily determinable fair value	169,171	—	—	169,171	26,547	58,643	9,202	(5,000)	(784)
Equity method investments	—	—	—	—	—	—	—	(5,691)	(894)
	169,171	(14,918)	—	154,253	24,206	43,725	6,861	(10,691)	(1,678)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.   FAIR VALUE MEASUREMENTS (CONTINUED)

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

The Group recognized unrealized gain of RMB14,155, RMB18,687 and RMB58,643 (US$9,202) for measuring equity investments at fair value using the measurement alternative resulting from the observable price changes occurring in the years ended December 31, 2019, 2020 and 2021, respectively.

Derivative liabilities represent the Group’s freestanding forward exchange rate contracts with Huaxia Bank to reduce volatility in the Company’s economic value caused by foreign currency fluctuations. The freestanding forward exchange rate contracts did not qualify for hedge accounting. The derivative liability of RMB14,918 (US$2,341) is recorded in "Accrued expense and other payables" and measured at fair value in the consolidated statements balance sheets as of December 31, 2021. For the year ended December 31, 2021, changes in the fair value of derivative liabilities of RMB14,918 (US$2,341) is recognized in "Other expense" in the consolidated statements of comprehensive (loss) income.

26.   COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB117,289(US$18,405) at December 31 2021, which are scheduled to be paid within one year.

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

27.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIEs and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB166,894, RMB133,271 and RMB181,689 (US$28,511) for the years ended December 31, 2019, 2020 and 2021, respectively.

28.   ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2019	123,923
Foreign currency translation adjustments, net of tax of nil	39,273
Balance as of December 31, 2019	163,196
Foreign currency translation adjustments, net of tax of nil	(11,519)
Balance as of December 31, 2020	151,677
Foreign currency translation adjustments, net of tax of nil	(44,298)
Balance as of December 31, 2021	107,379
Balance as of December 31, 2021 (US$)	16,850

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

29.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

		As at December 31
		2020	2021	2021
		RMB	RMB	US$
Current assets:
Cash		33,310	6,805	1,068
Prepayments and other current assets		6,295	4,166	654
Total current assets		39,605	10,971	1,722
Non-current assets:
Other non-current assets		1,686	1,646	258
Investments in subsidiaries and VIEs		4,230,471	4,684,363	735,079
Total non-current assets:		4,232,157	4,686,009	735,337
Total assets		4,271,762	4,696,980	737,059
Current liabilities:
Accrued liabilities and other payables		39,302	38,387	6,024
Convertible senior notes held by a related party-current	16, 23	—	633,475	99,406
Convertible senior notes held by third parties-current	16	—	633,475	99,406
Total current liabilities		39,302	1,305,337	204,836
Non-current liabilities:
Long-term payable due to subsidiaries		221,874	365,586	57,369
Convertible senior notes held by a related party		1,617,846	955,097	149,876
Convertible senior notes held by third parties		642,121	—	—
Total non-current liabilities		2,481,841	1,320,683	207,245
Total liabilities		2,521,143	2,626,020	412,081

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets (continued)

		As at December 31
	Notes	2020	2021	2021
		RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 1,858,134,053 shares authorized as of December 31, 2020 and 2021; 250,648,452 shares issued and outstanding as of December 31, 2020; 255,648,452 shares issued and outstanding as of December 31, 2021)	21	16,532	16,532	2,594
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 94,075,249 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	21	6,178	6,178	970
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2020 and 2021; 47,790,698 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	21	3,278	3,278	514
Treasury shares		(211,352)	(113,031)	(17,737)
Statutory reserves		8,038	167	26
Additional paid in capital		19,487,232	19,522,173	3,063,455
Accumulated deficit		(17,710,964)	(17,471,716)	(2,741,694)
Accumulated other comprehensive income		151,677	107,379	16,850
Total shareholders’ equity		1,750,619	2,070,960	324,978
Total liabilities and shareholders’ equity		4,271,762	4,696,980	737,059

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive (Loss) Income

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(2,698)	(8,620)	(44,897)	(7,045)
Operating loss	(2,698)	(8,620)	(44,897)	(7,045)
Share of (losses) of subsidiaries and VIEs	(188,962)	(1,951,902)	(2,826,751)	(443,578)
Gain on disposal	—	—	3,213,599	504,284
Interest expense	(10,756)	(64,986)	(80,044)	(12,561)
Net (loss) income attributable to ordinary shareholders	(202,416)	(2,025,508)	261,907	41,100
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	39,273	(11,519)	(44,298)	(6,951)
Comprehensive (loss) income	(163,143)	(2,037,027)	217,609	34,149

Condensed Statements of Cash Flows

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(9,236)	(11,320)	(111,208)	(17,451)
Net cash generated from (used in) investing activities	(1,210,695)	(812,649)	82,099	12,883
Net cash generated from financing activities	1,224,514	847,346	2,604	409
Net increase (decrease) in cash and cash equivalents	4,583	23,377	(26,505)	(4,159)
Cash and cash equivalents at beginning of the year	5,350	9,933	33,310	5,227
Cash and cash equivalents at end of the year	9,933	33,310	6,805	1,068

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and VIEs” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIEs” on the condensed statements of comprehensive (loss) income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.