Form 20-F
period 2022-12-31
BEST Inc.
filed 2023-04-21
CIK 1709505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.01 per share*
American Depositary Shares, each representing twenty (20) Class A ordinary shares	BEST	New York Stock Exchange, Inc.

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

255,648,452 Class A ordinary shares were outstanding as of December 31, 2022 (including 4,305,128 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2022
47,790,698 Class C ordinary shares were outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ⌧ No

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

⌧ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes   ☐ No

BEST INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2022

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“2008 equity and performance incentive plan” are to our equity and performance incentive plan adopted in 2008, as amended;
●	“2017 equity incentive plan” are to BEST Inc. 2017 Equity Incentive Plan adopted in September 2017;
●	“2024 Convertible Notes” are to the 1.75% convertible senior notes due 2024 in an aggregate principal amount of US$200 million that we offered and sold in September 2019 in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933;
●	“2025 Convertible Notes” are to the 4.50% convertible senior notes due 2025 in an aggregate principal amount of US$150 million that we issued and sold in June 2020 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents twenty (20) Class A ordinary shares;
●	“AGVs” are to automated guided vehicles;
●	“Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;
●	“B2B” are to business-to-business, or commercial transactions between businesses;
●	“B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a consolidated subsidiary of Alibaba Group Holding Limited as of March 31, 2022, as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 26, 2022, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;
●	“China” and the “PRC” are to the People’s Republic of China, including Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region; “mainland China” are to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Cloud OFC” or “OFC” are to our cloud-based order fulfillment centers through which we take full responsibility for the optimal allocation of our customers’ inventory;
●	“franchisee partners” are to our direct business partners that operate our Cloud OFCs for BEST Supply Chain Management or service stations on our supply chain service network for BEST Freight and provide related services under our brands;
●	“freight” are to full-truckload and less-than-truckload road transportation services;
●	“freight volume” in any given period are to the tonnage of freight cargo collected by us or our franchisee partners using our waybills in that period;
●	“FTL” are to full-truckload freight services;
●	“hubs” are to large logistics facilities located in major cities in the PRC that are connected by line-haul transportation to most of our other hubs;

●	“LTL” are to less-than-truckload freight services;
●	“membership stores” as of any date are to convenience stores that have registered on our B2B platform Dianjia.com as of that date;
●	“New Retail” are to the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery;
●	“orders fulfilled” in any given period are to the number of orders processed by our self-operated or franchised OFCs, as applicable, which were delivered to intended recipients in that period;
●	“ordinary shares” are to, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.01 per share;
●	“parcel volume” in any given period are to the number of parcels collected by us or our franchisee partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of the PRC;
●	“Smart Supply Chain” are to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to provide the customization, productivity and efficiency needed in the New Retail era, which can be defined by characteristics including data and information visibility to all participants, timely predictions and real-time responses, flexibility, efficiency and integration of supply chain services;
●	“SMEs” are to small and medium enterprises;
●	“sortation centers” are to generally smaller-scale logistics facilities compared to hubs, primarily connected to nearby hubs and other sortation centers by feeder services;
●	“store orders fulfilled” in any given period are to the number of orders placed through Dianjia.com and fulfilled in that period;
●	“swap bodies” are to standard freight containers that can be conveniently mounted on tractors for road transportation;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities” or “VIEs” are to Hangzhou BEST Information Technology Services Co., Ltd. (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.), or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, which are PRC entities owned by PRC legal persons, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; we disposed of Hangzhou BEST Network as part of our sale and transfer of BEST Express to J&T Express China, which sale was completed in December 2021;
●	“we,” “us,” “our company,” “our” and “BEST” are to BEST Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including, but not limited to, Hangzhou BEST Information Technology Services Co., Ltd. or BEST Information Technology, Hangzhou Baijia Business Management Consulting Co., Ltd. or Hangzhou Baijia and all of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure; and
●	“CAGR” are to compound annual growth rate;
●	“WOWO” are to Sichuan Wowo Supermarket Chain Co., Ltd., which we acquired in May 2017 and disposed in November 2021.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, and as of December 31, 2021 and 2022.

Our ADSs, each representing twenty (20) Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “BEST.” Before February 19, 2019, our ADSs were listed on the same stock exchange under the symbol “BSTI.” Before May 20, 2022, each of our ADSs represented one of our Class A ordinary shares. Before April 4, 2023, each of our ADSs represented five of our Class A ordinary shares.

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

Currency Translation and Exchange Rate

We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.8972 = US$1.00, which was the noon buying rate on December 30, 2022 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

v

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.           [Reserved]

B.           Capitalization and Indebtedness

Not required.

C.          Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully below in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Doing Business in the People’s Republic of China

•	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.
•

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•

There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.

Risks Related to Our Corporate Structure

•

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIEs.

•	Our contractual arrangements with the VIEs may result in adverse tax consequences to us.
•

We rely on contractual arrangements with the VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Relating to Our Business and Industry

•

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.

•

We are highly reliant on our proprietary technology infrastructure in our business operations, and failure to continue to improve and effectively utilize our technology infrastructure or successfully develop new technologies could harm our business operations, reputation and prospects.

•	We may not be able to maintain and enhance our ecosystem, which could negatively affect our business and prospects.
•

If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

•	We operate in a competitive industry, and if we fail to compete effectively, our business could suffer.
•

Our business and growth are significantly affected by the emergence of New Retail, the continued development of e-commerce in China and elsewhere and related demand for integrated supply chain solutions.

•

We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.

Risks Related to Our ADSs

•	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.
•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
•	Techniques employed by short sellers may drive down the market price of our ADSs.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinses companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed Chinese companies, enhancing cross-border regulatory cooperation, and improving relevant regulations to specify responsibilities of overseas-listed Chinese companies with respect to data security and information security. There are great uncertainties with respect to the interpretation and implementation of the Opinions. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Overseas Listing and M&A Rules.” If the relevant PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

In addition, the Anti-Monopoly Law, which was most recently revised on June 24, 2022, requires that the anti-trust governmental authority, such as Anti-monopoly Bureau of the SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. The Anti-monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector on February 7, 2021, which specifically provides that concentration of undertakings involving VIEs shall be subject to anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, the entity conducting the concentration shall report such concentration to the anti-monopoly law enforcement agency under the State Council in advance. On November 15, 2021, we received from the SAMR an administrative penalty decision imposing a fine of RMB500,000 on us as a result of our failure to report concentration of undertaking in connection with Hangzhou BEST Network’s acquisition of shares of WOWO in 2017. We have made full payment of the penalty and we do not expect further penalty from the SAMR in connection with this matter. However, our other prior concentration of undertaking (whether by ourselves, our subsidiaries or through the VIEs) that meet the criteria for declaration may be subject to a reporting requirement, and in the future we may be subject to penalties including but not limited to fines if we fail to comply with such requirement.

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

The audit reports included in this annual report are prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspection in the past, and may be deprived of the benefits of such inspections again in the future.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 18, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 13, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023 after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and tobacco retail business and foreign ownership of Internet information services is subject to restrictions. According to the Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms promulgated by the Ministry of Transport and the State Taxation Administration in 2019, enterprises that operate an internet platform for road freight transport must satisfy legal requirements regarding operational internet information service such as obtaining their own ICP licenses. Foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center). See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Investment—Foreign Investment in Telecommunication Businesses.” Also, foreign investors are forbidden to invest in wholesale or retail business of tobacco leaves, cigarettes, redried tobacco leaves or other tobacco products.

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services, value-added telecommunications business and tobacco retail business in China, including operation of an internet platform for road freight transport. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conducted such domestic mail delivery services and value-added telecommunications business in connection with BEST UCargo, before the business was wound down by the end of 2022, through Hangzhou BEST Information Technology Services Co., Ltd., the VIE, and its subsidiaries. Our company and BEST Logistics Technology (China) Co., Ltd., or BEST Logistics China, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Information Technology Services Co., Ltd. and its shareholders, and our company and BEST Store Network (Hangzhou) Co., Ltd., or BEST Store Network, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou Baijia Business Management Consulting Co., Ltd. and its shareholders, which enable us to (i) receive substantially all of the economic benefits of the VIEs and are also obligated to absorb the expected losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with its restrictions on foreign investment in value-added telecommunications business or tobacco retail business, if such restrictions change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIEs. The relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation: (i) revoking the business licenses and/or operating licenses of these entities; (ii) discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIEs, or imposing other requirements with which such entities may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, or to receive substantially all of the economic benefits from, the VIEs; or (v) restricting or prohibiting our use of the proceeds of our initial public offering and convertible senior notes issuances to finance our business and operations in China.

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

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—Variable Interest Entity Contractual Arrangements.” In 2020, 2021 and 2022, 21%, 27% and 5% of our total revenue from continuing operations, respectively, was attributed to the VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by the VIEs. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the VIEs for accounting purposes, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 28, 2023, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 2.5% of our Class A ordinary shares and 100% of our Class B ordinary shares, representing approximately 45.9% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.2% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

We received a letter from the New York Stock Exchange, or the NYSE, in October 2022, notifying our company that we were not in compliance with applicable price criteria in the NYSE’s continued listing standards because the average closing price of our American Depositary Shares, or the ADSs, was less than US$1.00 per ADS over a consecutive 30 trading-day period. We notified the NYSE in October 2022 of our intent to cure the deficiency and regain compliance with the minimum share price requirement. Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, we have a cure period of six months following receipt of the NYSE’s notice, or until April 2023, to regain such compliance.

If we fail to regain compliance with NYSE’s continued listing standards before April 2023, our ADSs will be delisted from the NYSE. There can be no assurance that the NYSE will not commence suspension and delisting procedures for our ADSs earlier and before the expiration of the six-month cure period. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

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

We incurred a net loss of RMB2,051.2 million, net income of RMB209.6 million, and a net loss of RMB1,503.3 million (US$218.0 million) in 2020, 2021 and 2022, respectively, including net loss of RMB1,028.4 million, RMB1,263.9 million and RMB1,464.8 million (US$212.4 million) from our continuing operations and net loss of RMB1,022.8 million, net income of RMB1,473.5 million and net loss of RMB38.5 million (US$5.6 million) from our discontinued operations comprising BEST Express, which we sold in late 2021, and our Store+ business, which we wound down by the end of 2020. In addition, we do not have a stable history of positive cash flows from operating activities. We used net cash in operating activities (including continuing and discontinued operations) in the amounts of RMB231.2 million, RMB2,804.0 million and RMB1,117.8 million (US$162.1 million) in 2020, 2021 and 2022, respectively, primarily due to the increase in net loss (including continuing and discontinued operations) in 2021 and the decrease in net loss (including continuing and discontinued operations) in 2022, after excluding gains on disposal from discontinued operations. In addition, holder of our 2025 Convertible Notes have the right to require us to repurchase their notes within 90 days after June 3, 2023, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of the date of this annual report, an aggregate principal amount of US$150 million of our 2025 Convertible Notes were outstanding. In April 2023, we and Alibaba.com Hong Kong Limited, the holder of our 2025 Convertible Notes, agreed that Alibaba.com Hong Kong limited would not require us to repurchase all of their notes in 2023, and would instead require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023, and the other half of their notes, or US$75 million aggregate principal amount in 2024. All of the foregoing adverse conditions may indicate there is substantial doubt about our ability to continue as a going concern.

Our management has developed the following plans to improve these conditions, including, to (i) realign our businesses to adapt to the evolving, competitive market conditions and execute additional measures to manage and reduce our costs and expenditures to better improve operating cash flows; and (ii) seek other strategic alternatives in certain business segments or raise additional financing in the near term. However, there is uncertainty as to whether, and there can be no assurance that our strategic refocusing plan and other aforesaid plans, even if they are successfully executed, will generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern. Such uncertainty is due to, among other things, the unpredictability of the continued impact of the COVID-19 outbreak on the PRC and global economy. Although we achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in 2022 for certain business segments, if we are unsuccessful in our efforts or are unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020, the sale of BEST Express in late 2021 and the winding down of BEST UCargo and BEST Capital by the end of 2022. For more details about our liquidity and cash position, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included elsewhere in this annual report have been prepared assuming that we will continue to operate as a going concern. However, in light of the aforesaid adverse conditions, and despite our plans to address or improve these conditions, there can be no assurance that we will be able to continue as a going concern.

In addition, we expect our costs and expenses to decrease in absolute amounts due to (i) the implementation of cost saving plan;and (ii) the improvement of operating efficiency.

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

Our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful. Our total revenue from continuing operations increased from RMB10,528.2 million in 2020, to RMB11,425.8 million in 2021, but decreased to RMB7,744.1 million (US$1,122.8 million) in 2022.

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

We utilize franchisee partners to conduct certain aspects of our business. As of December 31, 2022, we had approximately 18,452 franchisee partners in China. We also have franchisee partners in certain Southeast Asian countries where we operate local express delivery networks, such as Thailand, Vietnam and Singapore. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

Our BEST Global service line has a limited operating history.

We have a limited history in providing BEST Global services, which was launched or significantly expanded in the last few years. While this service line has experienced rapid expansion, we cannot assure you that we will be able to continue its expansion or successfully address any future problems or issues, nor can we assure you that it will ultimately become profitable. To reduce cash outflows and reallocate resources to our core businesses, by the end of 2020, we wound down our BEST Store+ business and have since then started to account for BEST Store+ as discontinued operations. In addition, in 2021 we suspended the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future. Furthermore, by the end of 2021, we sold BEST Express; accordingly, BEST Express has been deconsolidated from our company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations. We expect to continue to adjust our existing operating model and explore new operating models for our BEST Global service line which may subject us to further uncertainties and negative effects on our overall business and results of operations. As we intend to grow the scale of this service line, we may incur significant ramp-up costs to support such growth, which may negatively affect our profitability, particularly if we are unable to achieve economies of scale. We may not be able to recoup all or any of our investments made in this business. In addition to organically growing this service line, we may seek to expand it through strategic acquisitions, which would subject us to additional risks. See “—Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.”

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we were permitted grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 28, 2023, we had in aggregate outstanding options with respect to 2,489,430 ordinary shares and outstanding restricted share units with respect to 6,360,395 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. As of February 28, 2023, we had issued options to purchase 44,957,240 ordinary shares of BEST Asia Inc. to certain employees under the BEST Asia Plan.

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

Our business requires a substantial number of personnel. Labor costs comprised 15.6%, 13.5% and 16.1% of our total cost of revenue from continuing operations in 2020, 2021 and 2022, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced increase in labor costs, and expect to improve labor efficiency to cope with seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2022, over 14,117 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our brand name in Chinese, “百世,” means hundreds of generations. We believe that our BEST brand name and our other brands stand for long-term commitment, comprehensive and high-quality service, reliability and efficiency, and are part of our most important and valuable assets. We have registered our major trademarks critical to our business in Chinese with the relevant PRC authorities, including “百世” (BEST), “百世物流” (BEST Logistics), “百世供应链” (BEST Supply Chain), “百世快运” (BEST Freight), “百世国际” (BEST Global) and “百世云” (BEST Cloud). We have also used and registered our various trademarks in other jurisdictions. Our brands and reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) such as accidents, customer service mishaps or noncompliance with laws relating to activities by our franchisee partners, service providers, contractors or agents, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond.

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

We provide inbound and outbound cross-border supply chain management services and plan to continue to expand our footprint internationally as part of our growth strategy. In addition to China, we currently operate Cloud OFCs in the U.S. and Thailand, and have coverage in Malaysia, Vietnam and Singapore through partners, and expect to open additional foreign facilities and hire employees to work at these offices in order to reach new customers and expand the reach of our service network. We started to provide local express delivery services in Thailand in late 2018, Vietnam in July 2019, Malaysia in April 2020, and Singapore and Cambodia in July 2020. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations as well as developing and managing operations in international markets, our international expansion efforts may not produce the results we expect.

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

Our business expansion requires a substantial amount of capital. In 2020, 2021 and 2022, we incurred capital expenditures for our continuing operations of RMB311.0 million, RMB160.0 million and RMB143.3 million (US$20.8 million), respectively, representing purchases of property and equipment. We have incurred substantial costs to launch and ramp-up new service offerings as well as to expand geographically and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs. Further, we may encounter development delays and excess development costs.

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

Holder of our 2025 Convertible Notes has the right to require us to repurchase half of their notes within 90 days after June 3, 2023 and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. In addition, our ability to repurchase or redeem the notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase notes or pay the tax redemption price at a time when the repurchase or such payment is required by the convertible note instrument governing the 2025 Convertible Notes would constitute a default under the note instrument. A default under the note instrument or the fundamental change itself would also lead to a default under agreements governing our existing indebtedness and could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase or redeem the notes.

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

Under PRC laws, an enterprise engaging in road freight transportation is required to obtain a road transportation operation permit from the relevant county-level transportation department, unless such enterprise is engaging in general cargo transportation with a general cargo vehicle weighing 4,500 kilograms or less. If an enterprise engaging in road freight transportation intends to establish a branch, it is required to make a filing with the local transportation department where the branch is to be established. While two of our PRC subsidiaries are engaging in road freight transportation, and both subsidiaries have obtained their road transportation operation permits, we are in the process of renewing the filings for some of the branches, and if we cannot complete the renewal in a timely manner, these branches may be subject to business suspension and other penalties.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by the MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with the MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Freight and Cloud OFC services as of December 31, 2022, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2022, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

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

As of December 31, 2022, some lessors of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2022, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

We are subject to PRC laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government-owned or controlled enterprises or entities, to government officials or officials that work for state or government-owned enterprises or entities, as well as bribery to non-government entities or individuals. As a U.S. public company, we are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we continually refine and update our policies and procedures to keep up with business and regulatory developments. We also provide ongoing training to our employees, franchisee partners and other third parties in order to ensure that we comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, franchisee partners and other third parties would always obey our policies and procedures. Further, there is uncertainty in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, franchisee partners and other third parties with respect to our business or any businesses that we may acquire. In addition to the PRC, we also operate Cloud OFCs in the U.S. and Thailand, and have coverage in Malaysia, Vietnam and Singapore through partners. We also provide local express delivery services in Thailand, Vietnam, Malaysia and Singapore. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anti-corruption laws by the U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer relationships and lead to other adverse impacts on our business, results of operations and financial condition.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. While the RMB appreciated approximately 6.5% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021, the RMB depreciated approximately 9.2% against the U.S. dollar in 2022. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

Significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event in China and elsewhere could materially impact our business. For example, in March 2022, the operations of warehouses for our Supply Chain Management business were impacted by the lockdown in Shanghai, which led to a decrease in Supply Chain Management volume. Furthermore, during December 2022, the lift of COVID-19 controls in China led to temporary stagnation of our Freight and Supply Chain Management businesses, which then struggled with resulting decreases in volume. As COVID-19 resurged throughout the year of 2022, deliveries for our Freight and Supply Chain Management businesses were affected by driver absences, due to COVID-19 infections and quarantines, as well as by road closures as part of transportation control policies implemented by the government in response to COVID-19 outbreaks. COVID-19 may affect our results of operations in a manner that is presently unknown to us and/or cannot be reasonably anticipated by us. If any of our employees are suspected of having contracted a contagious disease, we may be required to implement quarantine measures or suspend our operations. Furthermore, any continuing outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our business premises or otherwise disrupt our business operations and adversely affect our results of operations.

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

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 28, 2023, we had 403,514,399 ordinary shares outstanding, comprising 261,648,452 Class A ordinary shares (including 9,637,628 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 197,364,354 Class A ordinary shares represented by ADSs (including 9,637,628 Class A ordinary shares held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, as of the date of this annual report, our 2025 Convertible Notes are convertible into 1,235,798 ADSs representing a total of 24,715,957 Class A ordinary shares at any time at the option of the holders thereof, and our remaining 2024 Convertible Notes are convertible into 78 ADSs representing a total of 1,560 Class A ordinary shares at any time at the option of the holders thereof. Subject to applicable Rule 144 restrictions or additional registration under the Securities Act, the ADSs converted from the convertible notes may be freely traded in the public market. The affiliate of Alibaba who is the current holder of the 2025 Convertible Notes has registration rights with respect to the ADSs or Class A ordinary shares convertible from the 2025 Convertible Notes in accordance with the terms of the 2025 Convertible Notes.

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

The conversion of some or all of the US$150 million aggregate principal amount of our 2025 Convertible Notes currently outstanding, and of the US$11,000 aggregate principal amount of our 2024 Convertible Notes currently outstanding, will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, the anticipated conversion of the notes into ADSs could depress the trading price of the ADSs.

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

Furthermore, the convertible note instrument governing our 2025 Convertible Notes requires us to repurchase the notes for cash upon the occurrence of a fundamental change.

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

We believe that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

A non-United States corporation will be a passive foreign investment company for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, changes in our asset or income composition may affect our PFIC status. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of our assets, and accordingly, may affect our PFIC status.

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
Outside China
Inside China

Notes:

(1)

Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou, hold 50%, and 50%, respectively, equity interest in the VIEs.

(2)

Primarily involved in the provision of BEST Cloud services.

(3)

Primarily involved in the provision of BEST Supply Chain Management and BEST Freight.

(4)

Primarily involved in the provision of BEST Supply Chain Management services.

(5)

Shareholders’ Voting Rights Proxy Agreement; Exclusive Call Option Agreement.

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

Certain subsidiaries of Hangzhou BEST IT have obtained ICP licenses that would allow them to provide value-added telecommunication services.

We generated 5% of our revenue from continuing operations through the VIEs for the year ended December 31, 2022. The following is a summary of the currently effective contractual arrangements among VIEs, VIEs’ shareholders and BEST Inc. that enable us to receive substantially all of the economic benefits from their operations.

The following is a summary of the material provisions of the contractual arrangements relating to BEST Logistics China, Hangzhou BEST IT and BEST Inc.

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

The following is a summary of the material provisions of the contractual arrangements relating to BEST Store Network, Hangzhou Baijia and BEST Inc.

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

In March 2018, Xinyuan Financial Leasing (Zhejiang) Co., Ltd., which operated our BEST Capital business before it was wound down by the end of 2022, was transferred from BEST Logistics Technologies Limited to BEST Capital Management Limited. We conduct our businesses mainly through our wholly-foreign owned enterprises and the VIEs in China. See “—Contractual Arrangements with Our Affiliated Consolidated Entities.”

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

To further reduce cash outflows and increase capital allocations to our core businesses, by the end of 2022, we had wound down our BEST UCargo and BEST Capital businesses.

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

In 2022, we repurchased substantially all of our US$200 million aggregate principal amount of our 1.75% convertible senior notes due 2024, and the repurchased notes were canceled accordingly. Of these repurchases, (i) approximately US$95 million principal amount of notes were repurchased in multiple transactions pursuant to definitive agreements that were privately negotiated and entered into by us and certain holders of the notes, and (ii) approximately US$105 million principal amount of notes were repurchased pursuant the holders’ right to require us to repurchase all of their notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on September 30, 2022 pursuant to the relevant indenture dated as of September 17, 2019. Notes in the principal amount of approximately US$11,000 remain outstanding after such repurchases.

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

Holder of the notes may require us to repurchase all or part of their notes within 90 days after June 3, 2023 and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In April 2023, we and Alibaba.com Hong Kong Limited ("Alibaba HK") agreed that Alibaba HK would require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023, and we have agreed to grant an extra repurchase option to Alibaba HK, such that Alibaba HK would be able to require us to repurchase the other half of their notes, or US$75 million aggregate principal amount, in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.”

Sale of WOWO

In November 2021, we completed the sale of WOWO by Hangzhou Baijia Business Management Consulting Co., Ltd., a variable interest entity, to Chongqing Lawson Convenience Store Co., Ltd., for a cash consideration of RMB250 million.

Sale of BEST Express

In October 2021, we agreed to sell BEST Express, our express delivery business in China, to J&T Express Co., Ltd., or J&T Express China, at approximately RMB6.8 billion enterprise value. The sale did not include any of our other businesses, namely, Supply Chain Management, Freight and Global. The sale closed and was completed in December 2021, following approval by relevant regulatory agencies of the definitive agreement entered into by the parties. The final transaction was completed pursuant to the terms of the agreement, and BEST Express was transferred to J&T Express China. Since December 2021, BEST Express has been deconsolidated from our company, and its historical financial results are reflected in our consolidated financial statements as discontinued operations. The share and asset purchase agreement entered into by the parties has been incorporated by reference in this annual report as exhibit 4.26.

B.	Business Overview

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

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Freight: We achieved a 37.5% CAGR in freight volume between 2014 and 2022. Our nationwide freight network covers 100% of China’s provinces and 100% of China’s cities as of December 31, 2022.

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

BEST Global: We offer door-to-door integrated cross-border supply chain services to and from China, including international express, LTL, fulfillment and freight forwarding through our own network and global transportation and warehouse partners. We operate Cloud OFCs in the U.S. and Thailand, and have coverage in Malaysia, Vietnam, and Singapore through partners. We also provide local express delivery services in Thailand, Vietnam, Malaysia and Singapore.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 450 professionals including software engineers and other technology specialists.

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

Asset-Light Business Model

We are an asset-light company. We lease facilities used in our operations and outsource the majority of our transportation needs to third-party service providers. We have established a flat franchise network that minimizes the number of tiers of franchisees in order to maintain flexibility and control. For BEST Supply Chain Management, we operate large scale Cloud OFCs in tier 1 and tier 2 cities and franchise the rest. For BEST Freight, we directly operate all of the hubs and sortation centers at provincial, city and district levels, as well as certain strategic service stations at street levels and franchise the majority of service stations. As of December 31, 2022, our franchisee partners operated 64% of our Cloud OFCs and 97.3% of our service stations for BEST Freight.

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

Relationship with Our Franchisee Partners

As of December 31, 2022, we had approximately 18,113 franchisee partners in China. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

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

As of December 31, 2022, we had a team of 727 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

Our Service Offerings

Through our leading proprietary technology infrastructure and extensive supply chain service network, we offer comprehensive services and solutions that include the following major categories:

Service Line	Description
● BEST Freight	Door-to-door, LTL and FTL freight services
● BEST Supply Chain Management	Integrated, customizable supply chain management services
● BEST Global	International supply chain, cross-border logistics services and local express delivery services in Thailand, Vietnam, Malaysia, and Singapore
● BEST Cloud	Proprietary technology powering our services and solutions

BEST Freight

Our total freight volume increased from 8,392 thousand tonnes in 2020 to 8,659 thousand tonnes in 2022, representing a CAGR of 1.58%. Our nationwide freight network covers 100% of China’s cities as of December 31, 2022.

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

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2020	2021	2022
Number of Cloud OFCs:
Self-Operated	82	78	65
Franchised	358	350	339
Total	440	428	404
GFA of Cloud OFCs (‘000 sq m)	3,546	3,221	2,848
Number of total orders fulfilled (‘000)(1)	433,224	448,202	373,673
Self-Operated	218,554	179,925	133,686
Franchised	214,670	268,276	239,987

Note:

(1)	Includes orders fulfilled by franchised Cloud OFCs.

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

We insist on using technology to promote the transformation of logistics and supply chain industries. After more than ten years of development and accumulation, we have created a digital and intelligent supply chain system cluster “Skynet” (EM, OMS, TMS, WMS and other logistics systems) with omni-channel coverage, and a “ground network” consists of Cloud OFCs, cloud transportation network and freight network. We target to provide customers with efficient digital information services and full-link digital solutions, relying on “information technology + network service”.

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

Whether it is considered from the dimensions of order complexity, process complexity, digitalization degree or supply chain planning capability, BEST Cloud Warehouse has reached the true level of “smart supply chain”. At present, Best Cloud Warehouse has provided smart supply chain services for more than 3,000 brand enterprises. With the increasing diversification of business formats, the transformation of traditional distribution supply chains into digital and integrated supply chains is the general trend of the market. In the next ten years, Best Cloud Warehouse will continue to consolidate the construction of the underlying warehouse network, complete the cloud warehouse network coverage in third- and fourth-tier cities, deepen the integrated digital network, and build an industry-leading digital service platform for warehouse and distribution integration to serve more customers. Industry customers provide omni-channel and omni-scenario comprehensive logistics services.

●	BEST Cloud Delivery

BEST Cloud Delivery is a professional B2B delivery network within the provinces under BEST Supply Chain. The network provides customers with “one-day delivery” in provincial capital cities and “next-day delivery” in other cities in same provinces, with the advantage of trunk transport resources and destination landing sites. We are committed to being a new choice for regional B2B distribution services in the footwear and apparel industry.

BEST Cloud Delivery currently serves nearly 18,000 stores per day, with an average monthly shipment of 980,000 pieces, and its business scope has expanded to 18 provinces across the country. At the same time, with the strong technical advantages of BEST and the Beidou satellite positioning system, it has realized the operational visibility, stability and controllable trajectory throughout the whole process. BEST supply chain can meet tailored made demand from key accounts and help them to achieve their business goal with lower cost and higher efficiency.

BEST Supply Chain Management Service Pricing

We serve customers of varying sizes and are able to tailor our services to accommodate their business needs.

●	As a one-stop supply chain solution provider, we are able to serve our customers’ entire supply chain. Most of our customers are well-known brands in the international/Asia-Pacific region. We normally sign service contracts with customers on an annual basis. According to the different operational requirements of the customer’s products and the different storage conditions required for storage in stock, we will communicate with the customer to nail down service details. In the contract, we will indicate the unit price of each service. Taking the venue fee as an example, when the service is provided at our Cloud Warehouse rather than our customer’s premises, the price will be calculated using the floor area of the Cloud Warehouse. Therefore, the amount of revenue we generate depends on the unit price of each service we provide and the detailed business volume of each type of service we provide. Our service types include but not limited to: various operation services in warehouses nationwide, system docking and various operational report support services, supply chain data visualization services, domestic and foreign vehicles, LTL, express, and other transportation business with value-added services.

●	For franchised Cloud OFCs, we charge a service system usage fee for each order processed through our network for their usage of our technology infrastructure plus other fees such as for training. When franchised Cloud OFCs use our freight services, we charge them our normal rates for such services, and such revenue is recognized by BEST Freight.
●	For small and medium customers, most of whom are online sellers, we offer a full range of standardized services, and we charge different prices for different services.

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

We operate Cloud OFCs in the U.S., and Thailand, occupying approximately 2,202,000 square feet of space. We also offer coverage through our partners in Malaysia, Vietnam and Singapore. We also manage eight bonded Cloud OFCs in China, including one of the largest cross-border bonded warehouses that fulfills orders generated on Tmall Global. In addition, our Urumqi Frontier Cloud OFC facilitates shipments to destinations in Central Asia, Russia and other destinations using land transport links across Eurasia. We contract with third-party transportation service providers for transportation services, including transportation within China, international air and sea freight providers, and local fulfillment companies. In China, we may also provide transportation services through our other service lines, such as BEST Freight. Pricing of services is primarily determined by prevailing market rates.

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

As of December 31, 2022, BEST Global had ten hubs and sortation centers in Thailand, twelve hubs and sortation centers in Vietnam, eight hubs and sortation centers in Malaysia, and one hub in Singapore. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network.

BEST Cross-border Service

In addition to domestic market, we also actively expand the international market to provide supply chain cross-border e-commerce services, taking solid steps in globalization. By now, we operate our business overseas such as the United States, Thailand, Malaysia, Vietnam, Singapore, and Cambodia, providing one-stop all-round smart supply chain solutions and landing services for customers at home and abroad.

Since 2018, we began to deploy warehousing and express delivery networks in Southeast Asia. At the beginning of 2019, we have successively completed the layout of local express delivery networks in five countries: Thailand, Vietnam, Malaysia, Singapore and Cambodia. At the end of 2020, we launched a full-scenario “door-to-door” delivery service between China and five Southeast Asian countries. Among them, B2B and B2C businesses focus on providing cross-border e-commerce customers with omni-channel, door-to-door, and integrated cross-border logistics services, to fully promote Chinese brands to the international market. Up to now, we have a total of 30 transit centers, more than 1,400 sites, and 16,000 square meters of overseas warehouse management area in five countries: Thailand, Vietnam, Malaysia, Singapore and Cambodia.

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

Order Fulfillment Centers (BEST Cloud Warehouse)

BEST Cloud Warehouse are warehouses with direct order fulfillment functions, which allow us to manage inventory for our customers and dispatch products from warehouse directly to our customers. As of December 31, 2022, we had 404 Cloud Warehouse with an aggregate gross floor area of approximately 2.8 million square meters. Among these Cloud Warehouse, 65 were directly operated by us and 339 were operated by our franchisee partners.

BEST Cloud Delivery

Across the country, our landing distribution network covers 18 provinces, over 250 prefecture-level cities, and 100% of over 1,900 districts and counties.

Collaborative Network——BEST International Express Network

By the end of December 2022, we have 31 self-operated express distribution centers and more than 1,380 sites in Southeast Asia.

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

As of December 31, 2022, BEST Freight had 50 hubs and 49 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. We continue to optimize our hubs and sortation centers as our volume grows.

Service Stations

Service stations are responsible for developing relationships with senders within its coverage area and picking up parcels and other goods from senders for delivery through our network. They also handle last-mile delivery of parcels and other goods sent through our network to recipients located within their coverage areas.

As of December 31, 2022, we had over 18,615 BEST Freight service stations. BEST Freight service stations cover 100% of China’s provinces, 100% of China’s cities and 98.33% of China’s districts and counties. As of December 31, 2022, substantially all of our BEST Freight service stations were operated by franchisee partners.

Transportation Fleet

Line-Haul and Feeder Services

We generally use line-haul services for long-distance, cross-region transportation and feeder services for shorter-distance, inter-region transportation.

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2022, our network had over 2,044 BEST Freight line-haul routes.

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

●	While we continue to rely on independent transportation service providers to provide trucks and drivers, we provided financing to them through BEST Capital for truck purchases, before the business was wound down by the end of 2022, install data collection equipment and truck management system on these trucks, and hire these trucks together with their drivers for our use and management on a time charter basis.
●	We use swap bodies, which are standard freight containers that can be conveniently mounted on tractors for road transportation. This allows us to increase the utilization rate of tractors and their drivers by reducing the waiting time during loading and unloading. This also allows us to better match swap bodies to freight volume and thereby minimize empty containers and save on fuel cost. We are also utilizing our technology infrastructure to optimize route planning and tractor-to-swap body ratio to further reduce our transportation costs.
●	In 2016, we also launched our real-time bidding platform, BEST UCargo, to source truckload capacity from independent transportation service providers and agents at more competitive costs. We wound down our BEST UCargo business by the end of 2022.

Operating Efficiency and Capacity

We have continuously expanded the capacity and improved the operating efficiency of our Cloud OFCs, hubs, sortation centers and service stations through optimization of our operating processes as well as the increased adoption of automation and AI.

As of December 31, 2022, four of our Cloud OFCs used 172 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs.

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

After more than 10 years of development and accumulation, our business has expanded rapidly and has served more than 3,000 domestic brand enterprises and top 500 foreign enterprises, including COFCO, Unilever, L’Oreal, 3M, Johnson & Johnson, Procter & Gamble, Schneider, bilibili, BYD, CHINA FAW GROUP, CONTINENTAL, etc., involving FMCG, shoes and clothing, daily chemicals, internet electronics, telecommunications, electrical and other industries. Our largest merchant customers include brands such as 3M, Li Ning, hotwind, bilibili, BYD, Geely, Cainiao Network and other large online and offline retailers. Additionally, many of our merchant clients conduct business in China’s major e-commerce platforms.

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

Marketing and sales of our supply chain solutions and transportation services was led by a team of 282 personnel as of December 31, 2022. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2022, we had 671 trademark registrations in China, including those of “百世” and “百世物流” and were in the process of making 9 trademark applications in China. As of December 31, 2022, we had 87 trademark registrations outside China and were in the process of making 93 trademark applications outside China. We have also been granted 65 copyrights in China in respect of our proprietary information systems. We are the registered holder of 194 domain names, including best-inc.com. We have 284 issued patents and 261 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

In December 2021, we completed the sale of BEST Express, our express delivery business in China, and we are still in the process of transferring ownership of intellectual properties relating to BEST Express according to the share and asset purchase agreement. Such agreement has been incorporated by reference in this annual report as exhibit 4.26.

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

Employees

As of December 31, 2020, 2021 and 2022, we had a total of 6,927, 4,381 and 3,628 employees, respectively. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries. The following table sets forth details of our employees as of December 31, 2022 by function:

	Number of
Function	Employees	% of Total
BEST Supply Chain Management	761	20.98%
BEST Freight	1,111	30.62%
BEST Global	673	18.55%
Technology	450	12.40%
Management, Administration and Others(1)	633	17.45%
Total	3,628	100.0%
(1)	Includes management and administration personnel at headquarters and local level and discontinued operations.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2022, over 14,117 outsourced personnel were active in our operations, including approximately 13,923 for our continuing operations. Our franchisee partners and service providers engage their own employees in connection with their operations.

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

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2022, our headquarters had an aggregate gross area of approximately 10,476.93 square meters.

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

Regulations Relating to Foreign Investment

Industry Catalogue and Negative List Relating to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List 2021, and the Encouraged Foreign Investment Catalogue (2022 version), or the Encouraged Industry Catalogue 2022, both of which were promulgated by the NDRC and the MOFCOM and took effect in January 2022 and January 2023 respectively.

Pursuant to the Encouraged Industry Catalogue 2022 and the Negative List 2021, foreign-invested projects are categorized as encouraged, restricted and prohibited. Industries that are not listed in either of the Negative List 2021 and Encouraged Industry Catalogue 2022 are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment activities in China are subject to the special administrative measures prescribed in the Negative List 2021.

Pursuant to the Negative List 2021, foreign investments in tobacco retail business are prohibited, and foreign investments in value-added telecommunications services (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center) are subject to special administrative measures including restriction on foreign shareholding. Therefore, in China we provided value-added telecommunications services in connection with our BEST UCargo business, before the business was wound down by the end of 2022, through Hangzhou BEST IT, the VIE, and its subsidiaries in China.

Our PRC subsidiaries also operate in certain industries which are industries listed in the Encouraged Industry Catalogue 2022, such as road transportation and software development. Most of our PRC subsidiaries mainly engage in software development, technical services and consultations, which are industries listed in the Encouraged Industry Catalogue 2022.

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

Foreign Investment in Telecommunication Businesses. Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022. According to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%, unless otherwise stipulated by the government. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in China, and who is a major one among the foreign investors, will be no longer required to must demonstrate a good track record and experience in operating a value-added telecommunications business. However, foreign investors that meet the requirements shall still obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals, for its commencement of value-added telecommunications business in China.

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2022, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and last amended in September 2022, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, except those engaging in general cargo transportation with a general cargo vehicle weighing 4,500 kilograms or less, anyone engaging in the business of operating road freight transportation must obtain a road transportation operation permit from the local county-level transportation department, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. Anyone engaging in the business of operating road freight stations (sites) shall file with the local county-level transportation department no later than 15 days after starting the relevant business activities. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local transportation department where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local transportation department where it carries out its business. The requirement to obtain operation permits with respect to operating road freight stations (sites) was abolished by the State Council on February 27, 2019.

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

On July 7, 2022, the CAC released the Data Outbound Transfer Security Assessment Measures (the “Security Assessment Measures”) which came into effect on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by an operator of CII and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during domestic operations; (ii)inquiry, access to, download or export of the data by overseas institutions, organizations or individuals with such data being collected and generated by data processors and stored in mainland China; and (iii) other acts as specified by the CAC.

On November 14, 2021, the CAC published for public comment the Regulations on Network Data Security Management (Draft for Comments) (the “Draft Network Data Security Regulations”), which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. In accordance with the Draft Network Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) overseas listing of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Network Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, the Draft Network Data Security Regulations have not been formally adopted and their final content, interpretation, implementation and effective date may be subject to change with substantial uncertainty.

On December 8, 2022, the MIIT published the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (the “Industry and Information Technology Measures”), which took effect on January 1, 2023. The Industry and Information Technology Measures are aimed to regulate the data processing activities in the field of industry and information technology conducted by relevant data processors in mainland China. The Industry and Information Technology Measures apply to, among others, industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunications services that collect, store, use, process, transfer, provide, and disclose data in the field of industry and information technology. Such data includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. Pursuant to the Industry and Information Technology Measures, relevant data processors shall further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring.

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

Regulations Relating to Overseas Listing and M&A Rules

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinses companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed Chinese companies, enhancing cross-border regulatory cooperation, improving relevant regulations to specify responsibilities of overseas-listed Chinese companies with respect to data security and information security, etc.

There are substantial uncertainties with respect to the interpretation and implementation of the Opinions. Furthermore, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), which are open for public comments. On February 17, 2023, the CSRC officially adopted the Trial Measures for the Administration of Overseas Securities Offering and Listing by Domestic Enterprises and corresponding guidelines (the “Trail Measures”), which took effect on March 31, 2023, together with the Circular on Administrative Arrangements for the Filing of Overseas Offering and Listing by Domestic Enterprises (the “Circular on Administrative Arrangements for the Filing”) released on February 17, 2023.

The Trail Measures and the Circular on Administrative Arrangements for the Filing lay out a new filing-based regime to regulate overseas offerings and listings by domestic enterprises. According to the Trail Measures and the Circular on Administrative Arrangements for the Filing, an overseas offering and listing by a domestic enterprise, whether directly or indirectly, shall be filed with the CSRC. To clarify, the Circular on Administrative Arrangements for the Filing stipulated that domestic enterprises which have obtained the approval of the application for indirect overseas offering and listing by overseas regulators or overseas stock exchanges before the implementation of the Trail Measures and have completed the overseas listing before September 30, 2023 are defined as “stock enterprises”. Pursuant to the Circular on Administrative Arrangements for the Filing Stock enterprises, “stock enterprises” are not required to file with the CSRC immediately for its prior offerings but shall fulfill their filing obligations and report relevant information to the CSRC, as the case may be, for its follow-on offering and other equivalent offering activities in overseas markets within three business days after conducting such follow-on offering activities. The Trail Measures also list a number of circumstances where overseas offering is prohibited, including where (i) the offering is prohibited by PRC laws, (ii) the offering may endanger national security, (iii) in the recent three years, the company’s Chinese operating entities and their controlling shareholders and actual controllers have committed certain criminal offenses, (iv) the company’s Chinese operating entities are currently under investigations for suspicion of criminal offenses or major violations, or (v) there are major disputes over ownership of the issuer’s equity held by the controlling shareholders or the shareholders controlled by the controlling shareholders or the actual controllers. According to the Trail Measures, if we fail to comply with the filing obligations with the CSRC for any of our follow-on offerings or fall within any of the above circumstances where our follow-on offering is prohibited, our follow-on offering application, if any, may be discontinued and we may be subject to fines, sanctions and penalties on the relevant domestic enterprises. In severe circumstances, we may be ordered to suspend our businesses and our business licenses and operation permits may be revoked. Furthermore, the controlling shareholder, actual controllers, and other responsible persons may be warned or fined either individually or collectively.

On February 24, 2023, the CSRC, together with certain other PRC governmental authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Enterprises, or the Revised Confidentiality and Archives Administration Provisions, to revise the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The new regulation took effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies, which include both PRC-incorporated joint-stock companies that offer and list securities directly in overseas markets and the PRC operating entities of companies indirectly listed in overseas markets, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to domestic and overseas securities companies, securities services providers and overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or government work secrets, the Chinese companies shall first obtain approval from competent authorities with the power of examination and approval according to law, and file with the secrecy administrative department at the same level; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. Since the Revised Confidentiality and Archives Administration Provisions have just been released recently, their interpretation and implementation remain substantially uncertain.

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

Our total revenue from continuing operations increased from RMB10,528.2 million in 2020 to RMB11,425.8 million in 2021, and decreased by 32.2% to RMB7,744.1 million (US$1,122.8 million) in 2022. We had net losses from continuing operations of RMB1,028.4 million, RMB1,263.9 million and RMB1,464.8 million (US$212.4 million) in 2020, 2021 and 2022, respectively. Our gross margin for continuing operations decreased from 2.3% in 2020 to negative 1.7% in 2021, and further decreased to negative 3.4% in 2022.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	43,159	57,677	48,686	69,031	47,981	47,349	35,662	48,933	33,291	35,040	29,418	35,938
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	40,436	53,654	53,485	67,095	52,804	73,121	67,975	74,376	54,056	58,920	58,870	68,141
BEST Freight
Freight volume (tonnage in thousands) (1)	1,074	2,230	2,464	2,623	1,945	2,438	2,427	2,408	1,683	2,223	2,527	2,226

Note:

(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “—Segment Financial Information.”

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands)(1)	218,554	179,925	133,686
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	214,670	268,276	239,987
BEST Freight
Freight volume (tonnage in thousands)(1)	8,392	9,218	8,659

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

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2020		2021		2022
		% of		% of			% of
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands)
Revenue:
Freight	7,695,749	73.0%	8,244,435	72.2%	4,888,278	708,734	63.2%
Supply chain management	1,912,323	18.2%	1,815,104	15.9%	1,822,075	264,176	23.5%
Global	777,656	7.4%	1,193,855	10.4%	916,907	132,939	11.8%
Others(1)	142,506	1.4%	172,442	1.5%	116,812	16,936	1.5%
Total revenue(2)	10,528,234	100%	11,425,836	100%	7,744,072	1,122,785	100%

Note:

(1)	“Others” Segment primarily represents Capital business units. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.
(2)	Revenue in the table above represents revenue from external customers.

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

Since January 1, 2022, UCargo’s operations and financial results have been consolidated with Freight. We generate BEST UCargo revenue primarily from operating our truckload capacity brokerage platform, which provides truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The revenue is primarily comprised of transportation fee collected from customers according to the distance and weight for their shipment needs from origin to destination.

For the years ended December 31, 2020, 2021 and 2022, the revenue recognized from UCargo service was RMB2,519,919, RMB2,809,081, and RMB35,979 (US$5,216), respectively. Prior year’s comparative figures related to UCargo services revenue under “Revenue - Others” for the years ended December 31, 2020 and 2021 have been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation.’

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

Others

Others mainly represent SaaS software business and Capital business we provided to customers.

For SaaS software business, we serve as a proprietary technology platform to provide solution services to the ecosystem participants. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

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

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials, operating costs for hubs and sortation centers, depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue
Freight	7,537,093	8,506,738	5,114,937	741,596
Supply chain management	1,846,901	1,741,832	1,711,818	248,190
Global	875,733	1,258,511	1,081,587	156,815
Others	26,225	118,143	99,288	14,395
Total cost of revenue	10,285,952	11,625,224	8,007,630	1,160,996

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

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	235,419	260,219	237,918	34,495
General and administrative expenses	867,517	881,498	889,345	128,943
Research and development expenses	136,065	180,204	144,181	20,904
Other operating income, net	(24,777)	(58,337)	(108,817)	(15,777)
Total operating expenses	1,214,224	1,263,584	1,162,627	168,565

Selling Expenses

Our selling expenses primarily consist of (i) salaries and benefit expenses for our network management personnel responsible for managing relationships with our franchisee partners, our customer service personnel and other sales and marketing personnel, and (ii) travel, marketing and advertising expenses. Our selling expenses are expected to decrease due to the implementation of strategic refocusing plan and effective cost control measurement.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefit expenses for management and administrative personnel, depreciation and amortization expenses, office expenses, travel expenses, legal, accounting and other professional fees, accrued provision on certain trade receivables and losses on disposal of fixed assets. We expect general and administrative expenses to decrease as we continue to implement strategic refocusing plan and improve the efficiency to control expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our research and development personnel and depreciation of property and equipment. We expect research and development expenses to decrease in the future due to the implemention of strategic refocusing plan and effective cost control measurement.

Other operating income, net

Other operating income consist primarily of government subsidy and tax refund arise from normal operating business.

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

Results of Operations

The following table sets forth our consolidated statements of loss data for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenue
Freight	7,695,749	8,244,435	4,888,278	708,734
Supply chain management	1,912,323	1,815,104	1,822,075	264,176
Global	777,656	1,193,855	916,907	132,939
Others	142,506	172,442	116,812	16,936
Total revenue	10,528,234	11,425,836	7,744,072	1,122,785
Cost of revenue
Freight	(7,537,093)	(8,506,738)	(5,114,937)	(741,596)
Supply chain management	(1,846,901)	(1,741,832)	(1,711,818)	(248,190)
Global	(875,733)	(1,258,511)	(1,081,587)	(156,815)
Others	(26,225)	(118,143)	(99,288)	(14,395)
Total cost of revenue	(10,285,952)	(11,625,224)	(8,007,630)	(1,160,996)
Gross profit/(loss)	242,282	(199,388)	(263,558)	(38,211)
Selling expenses	(235,419)	(260,219)	(237,918)	(34,495)
General and administrative expenses	(867,517)	(881,498)	(889,345)	(128,943)
Research and development expenses	(136,065)	(180,204)	(144,181)	(20,904)
Other operating income, net	24,777	58,337	108,817	15,777
Loss from operations	(971,942)	(1,462,972)	(1,426,185)	(206,776)
Interest income	55,527	49,658	80,361	11,651
Interest expense	(119,177)	(142,751)	(89,058)	(12,912)
Foreign exchange (loss)/gain	(8,243)	44,556	(132,730)	(19,244)
Other income, net	33,134	265,822	31,677	4,593
(Loss)/Gain on changes in the fair value of derivative assets/liabilities	—	(14,918)	71,619	10,384
Loss before income tax and share of net loss of equity investees	(1,010,701)	(1,260,605)	(1,464,316)	(212,304)
Income tax expense	(17,553)	(3,198)	(511)	(74)
Loss before share of net loss of equity investees	(1,028,254)	(1,263,803)	(1,464,827)	(212,378)
Share of net loss of equity investees	(180)	(58)	—	—
Net loss from continuing operations	(1,028,434)	(1,263,861)	(1,464,827)	(212,378)
Net (loss)/income from discontinued operations	(1,022,790)	1,473,489	(38,464)	(5,577)
Net (loss)/income	(2,051,224)	209,628	(1,503,291)	(217,955)
Net loss from continuing operations attributable to non-controlling interests	(25,716)	(52,279)	(39,980)	(5,797)
Net (loss)/income attributable to BEST Inc.	(2,025,508)	261,907	(1,463,311)	(212,158)

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments, if any.

The table below sets forth a reconciliation of our net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net loss from continuing operations	(1,028,434)	(1,263,861)	(1,464,827)	(212,378)
Add:
Depreciation and amortization	157,495	191,365	189,387	27,459
Interest expense	119,177	142,751	89,058	12,912
Income tax expense	17,553	3,198	511	74
Subtract:
Interest income	(55,527)	(49,658)	(80,361)	(11,651)
EBITDA from continuing operations	(789,736)	(976,205)	(1,266,232)	(183,584)
Add
Share-based compensation expenses	115,463	107,681	72,096	10,453
Subtract:
Fair value change of equity investments	(18,687)	(58,643)	12,312	1,785
Adjusted EBITDA from continuing operations	(692,960)	(927,167)	(1,181,824)	(171,346)

Year-over-Year Comparisons of Results of Operations

The results presented below exclude discontinued operations related to each of BEST Store+ and BEST Express.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue decreased by 32.2% to RMB7,744.1 million (US$1,122.8 million) in 2022 from RMB11,425.8 million in 2021 primarily due to the wind-down of the BEST UCargo business and decreased volume in Freight and Global.

Freight. Our freight service revenue decreased by 40.7% to RMB4,888.3 million (US$708.7 million) in 2022 from RMB8,244.4 million in 2021. This decrease in revenue was primarily due to the wind-down of the BEST UCargo business and 6.1% decrease in freight volume.

Supply Chain Management. Our supply chain management service revenue increased by 0.4% to RMB1,822.1 million (US$264.2 million) in 2022 from RMB1,815.1 million in 2021. Such increase was primarily due to newly signed customers with high unit economics following discontinuation of certain low margin legacy accounts, as well as improved service capability.

Global. Revenue from our BEST Global services decreased by 23.2% to RMB916.9 million (US$132.9 million) in 2022 from RMB1,193.9 million in 2021, primarily due to decreased parcel volumes in Southeast Asia.

Others. Revenue from our others services decreased by 32.3% to RMB116.8 million (US$16.9 million) in 2022 from RMB172.4 million in 2021, primarily due to the decreased volume of financing amount provided to ecosystem customers.

Cost of Revenue

Our cost of revenue decreased by 31.1% to RMB8,007.6 million (US$1,161.0 million) in 2022 from RMB11,625.2 million in 2021. The decrease was primarily attributable to decrease in cost of revenue in our Freight, Global and Others service, as discussed below. Cost of revenue as a percentage of revenue increased to 103.4% in 2022 from 101.7% in 2021, which was primarily due to lower parcel volume from BEST Global business.

Freight. Cost of revenue for our freight services decreased by 39.9% to RMB5,114.9 million (US$741.6 million) in 2022 from RMB8,506.7 million in 2021. This decrease in cost of revenue was primarily attributable to the wind-down of the BEST UCargo business and decreased freight volume, which decreased by 6.1% to 8.7 million tonnes from 9.2 million tonnes in 2021. Cost of revenue as a percentage of revenue from our freight services increased to 104.6% in 2022 from 103.2% in 2021, primarily due to lower volume in Freight business.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 1.7% to RMB1,711.8 million (US$248.2 million) in 2022 from RMB1,741.8 million in 2021. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 93.9% in 2022 from 96.0% in 2021, primarily due to effective cost control measures and customer structure optimization.

Global. Cost of revenue for our BEST Global services decreased by 14.1% to RMB1,081.6 million (US$156.8 million) in 2022 from RMB1,258.5 million in 2021 primarily due to decreased parcel volume in Southeast Asia.

Others. Cost of revenue for our others services decreased by 16.0% to RMB99.3 million (US$14.4 million) in 2022 from RMB118.1 million in 2021. Cost of revenue as a percentage of revenue increased to 85.0% in 2022 from 68.5% in 2021, primarily due to decreased volume of financing amount provided to ecosystem customers.

Operating Expenses

Operating expenses decreased by 8.0% to RMB1,162.6 million (US$168.6 million) in 2022 from RMB1,263.6 million in 2021. Operating expenses as a percentage of our total revenue increased to 15.0% in 2022 from 11.1% in 2021.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 1.3% to RMB1,127.3 million (US$163.4 million) in 2022 from RMB1,141.7 million in 2021. This decrease was primarily attributable to reduced employee headcount.

Research and Development Expenses. Research and development expenses decreased by 20.0% to RMB144.2 million (US$20.9 million) in 2022 from RMB180.2 million in 2021. This decrease was primarily due to reduced employee headcount.

Other operating income, net. Other operating income increased to RMB108.8 million (US$15.8 million) in 2022 from RMB58.3 million in 2021, primarily due to the increase of government subsidies.

Interest Income

Our interest income increased by 61.8% to RMB80.4 million (US$11.7 million) in 2022 from RMB49.7 million in 2021, primarily due to the changes in average short-term investments balance during 2022 compared with 2021.

Interest Expense

Our interest expenses decreased by 37.6% to RMB89.1 million (US$12.9 million) in 2022 from RMB142.8 million in 2021, primarily a result of decreased bank loan in 2022 compared with 2021, as well as the repurchase of US$199,989 (equivalent to RMB1,379,364) aggregate principal amount of the 2024 Convertible Notes issued in September 2019.

Foreign Exchange (Loss)/Gain

We recorded a foreign exchange loss of RMB132.7 million (US$19.2 million) in 2022 as compared to exchange income of RMB44.6 million in 2021, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income, net

Other income, net decreased to RMB31.7 million (US$4.6 million) in 2022 from RMB265.8 million in 2021, primarily due to the realized gain of selling our certain equity investments of RMB 241.6 million in 2021.

(Loss)/Gain on changes in the fair value of derivative assets/liabilities

We recorded a gain on changes in the fair value of derivative assets/liabilities of RMB71.6 million (US$10.4 million) in 2022 as compared to loss of RMB14.9 million in 2021, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Income Tax Expense

Income tax expense decreased to RMB0.5 million (US$0.1 million) in 2022 from RMB3.2 million in 2021, reflecting decreased taxable income from certain of our PRC subsidiaries.

Net Loss from continuing operations

As a result of the foregoing, net loss from continuing operations increased to RMB1,464.8 million (US$212.4 million) in 2022 from net loss from continuing operations of RMB1,263.9 million in 2021.

Net (Loss)/Income

Net Loss was RMB1,503.3 million (US$218.0 million) in 2022, compared to net income of RMB209.6 million in 2021. The decrease was primarily due to the gain related to the sale of our China express business in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our revenue increased by 8.5% to RMB11,425.8 million in 2021 from RMB10,528.2 million in 2020 primarily due to increased volume in Freight and Global, partially offset by a decrease in Freight average selling price.

Freight. Our freight service revenue increased by 7.1% to RMB8,244.4 million in 2021 from RMB7,695.7 million in 2020. This increase in revenue was primarily due to 9.8% increase in freight volume, partially offset by a 4.2% decrease in ASP per tonne.

Supply Chain Management. Our supply chain management service revenue decreased by 5.1% to RMB1,815.1 million in 2021 from RMB1,912.3 million in 2020. Such decrease was primarily due to discontinuation of certain legacy key account customers, partially offset by a 3.5% increase in the total number of orders fulfilled by Cloud OFCs

Global. Revenue from our BEST Global services increased by 53.5% to RMB1,193.9 million in 2021 from RMB777.7 million in 2020, primarily due to strong growth in parcel volumes in Southeast Asia.

Others. Revenue from our others services increased by 21.0% to RMB172.4 million in 2021 from RMB142.5 million in 2020.

Cost of Revenue

Our cost of revenue increased by 13.0% to RMB11,625.2 million in 2021 from RMB10,286.0 million in 2020. The increase was primarily attributable to increase in cost of revenue in our Freight, Global and Others service, as discussed below. Cost of revenue as a percentage of revenue increased to 101.7% in 2021 from 97.7% in 2020, which was primarily due to attributable to additional costs resulting from higher oil price and labor costs.

Freight. Cost of revenue for our freight services increased by 12.9% to RMB8,506.7 million in 2021 from RMB7,537.1 million in 2020. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 9.8% to 9.2 million tonnes from 8.4 million tonnes in 2020, partially offset by a decrease in unit cost per tonne. Cost of revenue as a percentage of revenue from our freight services increased to 103.2% in 2021 from 97.9% in 2020, primarily due to a decrease in ASP that outpaced reduction in unit cost in Freight business.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 5.7% to RMB1,741.8 million in 2021 from RMB1,846.9 million in 2020. This decrease in cost of revenue generally in line with the decrease of revenue. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 96.0% in 2021 from 96.6% in 2020, primarily due to the operation improvement after the discontinuation of certain legacy key account customers.

Global. Cost of revenue for our BEST Global services increased by 43.7% to RMB1,258.5 million in 2021 from RMB875.7 million in 2020 primarily due to BEST Global’s expanded operations in Southeast Asia.

Others. Cost of revenue for our others services increased by 350.5% to RMB118.1 million in 2021 from RMB26.2 million in 2020. Cost of revenue as a percentage of revenue increased to 68.5% in 2021 from 18.4% in 2020, primarily due to decreased volume of financing amount provided to ecosystem customers.

Operating Expenses

Operating expenses increased by 4.1% to RMB1,263.6 million in 2021 from RMB1,214.2 million in 2020. Operating expenses as a percentage of our total revenue decreased slightly to 11.1% in 2021 from 11.5% in 2020.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 3.5% to RMB 1,141.7 million in 2021 from RMB1,102.9 million in 2020. This increase was primarily attributable to increased staff related expenditure to support the business especially in Southeast Asia.

Research and Development Expenses. Research and development expenses increased by 32.4% to RMB180.2 million in 2021 from RMB136.1 million in 2020. This increase was primarily due to expenses to support BEST Global’s business expansion in Southeast Asia.

Other operating income, net. Other operating income increased to RMB58.3 million in 2021 from RMB24.8 million in 2020, primarily due to the increase of government subsidies.

Interest Income

Our interest income decreased by 10.6% to RMB49.7 million in 2021 from RMB55.5 million in 2020, primarily due to the changes in average short-term investments balance during 2021 compared with 2020.

Interest Expense

Our interest expenses increased by 19.8% to RMB142.8 million in 2021 from RMB119.2 million in 2020, primarily a result of the interest incurred due to the issuances of convertible senior notes June 2020.

Foreign Exchange (Loss)/Gain

We recorded a foreign exchange income of RMB 44.6 million in 2021 as compared to exchange loss of RMB8.2 million in 2020, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income, net

Other income, net increased to RMB265.8 million in 2021 from RMB33.1 million in 2020, primarily due to the realized gain of selling our certain equity investments of RMB 241.6 million in 2021.

(Loss)/Gain on changes in the fair value of derivative assets/liabilities

We recorded a loss on changes in the fair value of derivative assets/liabilities of RMB14.9 million in 2021 as compared to nil in 2020.

Income Tax Expense

Income tax expense decreased to RMB3.2 million in 2021 from RMB17.6 million in 2020, reflecting decreased taxable income from certain of our PRC subsidiaries.

Net Loss from continuing operations

As a result of the foregoing, net loss from continuing operations increased to RMB1,263.9 million in 2021 from net loss from continuing operations of RMB1,028.4 million in 2020.

Net (Loss)/Income

Net income was RMB209.6 million in 2021, compared to net loss of RMB2,051.2 million in 2020. The increase was primarily due to the gain related to the sale of our China express business.

Variable Interest Entity Financial Information

Set forth below is the selected consolidated statements of operations and cash flows information for the fiscal years ended December 31, 2020, 2021 and 2022, and selected consolidated balance sheet information as of December 31, 2021 and 2022 showing financial information for parent company Best Inc., non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 44.

-	“Parent” refers to BEST Inc., a Cayman company, which is an investment holding company and the primary beneficiary of the VIEs.
-	“Other subsidiaries” refer to the sum of non-VIE subsidiaries, which mainly include holding companies in Cayman, BVI and Hong Kong, the overseas subsidiaries providing global business, and the wholly foreign owned enterprises (“WFOE”) of the VIEs and other WFOEs, such as (1) Zhejiang BEST Technology Co., Ltd., an entity providing technology support to the Group and the WFOE of Hangzhou BEST Network Technologies Co., Ltd. (2) BEST Logistics Technologies (China) Co., Ltd., an entity providing freight and supply chain management business and the WFOE of Hangzhou BEST Information Technology Services Co., Ltd. (3) BEST Store Network (Hangzhou) Co., Ltd., an entity providing Store+ business and the WFOE of Hangzhou Baijia Commercial consulting Co., Ltd, and (4) Xinyuan Financial Leasing (Zhejiang) Co., Ltd., an entity providing capital business and the primary beneficiary of the Plans.

-	“VIEs and VIEs’ subsidiaries” refer to the sum of (1) Hangzhou BEST Network Technologies Co., Ltd., one of the VIEs providing the express delivery business and its subsidiaries, which was discontinued in 2021; (2) Hangzhou BEST Information Technology Services Co., Ltd., one of the VIEs that provided the UCargo business, before the business was wound down by the end of 2022, and its subsidiaries; and (3) Hangzhou Baijia Commercial consulting Co., Ltd, one of the VIEs providing Store+ business and its subsidiaries, which was discontinued in 2020. (4) Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “ABS Plans”) as well as the Yunnan Trust Plan created by Yunnan International Trust Co., Ltd., (the “Trust Plan”) which are vehicles holding securitized lease rental and other financing receivables transferred by Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our subsidiaries and the primary beneficiary of the Plans.

The following tables set forth the Selected Condensed Consolidated Statements of operations for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	4,812,190	30,931	—	4,843,121
Supply chain management	—	1,678,619	—	—	1,678,619
Global	—	708,745	—	—	708,745
Others	—	85,214	31,598	—	116,812
	—	7,284,768	62,529	—	7,347,297
Revenue from related parties
Freight delivery	—	45,157	—	—	45,157
Supply chain management	—	143,456	—	—	143,456
Global	—	208,162	—	—	208,162
Inter-company revenues (1)	—	114,778	349,427	(464,205)	—
Total revenue	—	7,796,321	411,956	(464,205)	7,744,072

Cost of revenue
Freight delivery	—	(5,090,673)	(24,264)	—	(5,114,937)
Supply chain management	—	(1,711,818)	—	—	(1,711,818)
Global	—	(1,081,587)	—	—	(1,081,587)
Others	—	(97,663)	(1,625)	—	(99,288)
Inter-company cost (1)	—	(73,550)	(390,655)	464,205	—
Total cost of revenue	—	(8,055,291)	(416,544)	464,205	(8,007,630)

Operating expenses	(40,747)	(1,108,866)	(13,014)	—	(1,162,627)
(Loss)/income from non-operations	(51,040)	16,252	(3,343)	—	(38,131)
Loss from VIEs and VIEs’ subsidiaries (2)	(20,957)	—	—	20,957	—
Loss from subsidiaries (2)	(1,312,103)	—	—	1,312,103	-
Income tax expense	—	(499)	(12)	—	(511)
Net loss from continuing operations	(1,424,847)	(1,352,083)	(20,957)	1,333,060	(1,464,827)

Operating expenses	—	(31,617)	—	—	(31,617)
Income/(loss) from non-operations	—	(6,847)	—	—	(6,847)
Income from subsidiaries (2)	(38,464)	—	—	38,464	—
Net Income/(Loss) from discontinued operations	(38,464)	(38,464)	—	38,464	(38,464)
Net Income/(Loss)	(1,463,311)	(1,390,547)	(20,957)	1,371,524	(1,503,291)
Net loss from continuing operations attributable to non-controlling interests	—	(39,980)	—	—	(39,980)
Net Income/(Loss) attributable to BEST Inc.	(1,463,311)	(1,350,567)	(20,957)	1,371,524	(1,463,311)

	For the year ended December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,662,525	2,581,910	—	8,244,435
Supply chain management	—	1,476,743	—	—	1,476,743
Global	—	992,518	—	—	992,518
Others	—	92,413	80,029	—	172,442
	—	8,917,219	2,661,939	—	10,886,138
Revenue from related parties
Supply chain management	—	338,361	—	—	338,361
Global	—	201,337	—	—	201,337
Inter-company revenues (1)	—	153,399	534,689	(688,088)	—
Total revenue	—	9,184,234	3,196,628	(688,088)	11,425,836

Cost of revenue
Freight delivery	—	(5,884,888)	(2,621,850)	—	(8,506,738)
Supply chain management	—	(1,741,832)	—	—	(1,741,832)
Global	—	(1,258,511)	—	—	(1,258,511)
Others	—	(92,531)	(25,612)	—	(118,143)
Inter-company cost (1)	—	(114,188)	(573,900)	688,088	—
Total cost of revenue	—	(9,091,950)	(3,221,362)	688,088	(11,625,224)

Operating expenses	(44,897)	(1,157,365)	(61,322)	—	(1,263,584)
(Loss)/income from non-operations	(80,044)	295,861	(13,450)	—	202,367
Loss from VIEs and VIEs’ subsidiaries (2)	(99,506)	—	—	99,506	—
Loss from subsidiaries (2)	(987,135)	—	—	987,135	—
Income tax expense	—	(3,198)	—	—	(3,198)
Share of net loss of equity investees	—	(58)	—	—	(58)
Net loss from continuing operations	(1,211,582)	(1,039,414)	(99,506)	1,086,641	(1,263,861)

Revenue from third parties
Express delivery	—	25,728	15,618,517	—	15,644,245
Store+	—	5,598	534,896	—	540,494
	—	31,326	16,153,413	—	16,184,739
Revenue from related parties
Express delivery	—	—	149,624	—	149,624
Inter-company revenues	—	—	183,770	(183,770)	—
Revenue from discontinued operations		31,326	16,486,807	(183,770)	16,334,363
Express delivery	—	—	(16,949,375)	—	(16,949,375)
Store+	—	(5,943)	(357,789)	—	(363,732)
Inter-company cost (1)	—	—	(285,244)	285,244	—
Total cost of revenue from discontinued operations	—	(5,943)	(17,592,408)	285,244	(17,313,107)
Operating expenses	—	34,652	(636,648)	(101,474)	(703,470)
Income/(loss) from non-operations	—	136,646	(160,266)	—	(23,620)
Loss from VIEs and VIEs’ subsidiaries (2)	(1,936,791)	—	—	1,936,791	—
Income from subsidiaries (2)	196,681	—	—	(196,681)	—
Gains/(Losses) on disposal, net of tax	3,213,599	—	(34,276)	—	3,179,323
Net Income/(Loss) from discontinued operations	1,473,489	196,681	(1,936,791)	1,740,110	1,473,489
Net Income/(Loss)	261,907	(842,733)	(2,036,297)	2,826,751	209,628
Net loss from continuing operations attributable to non-controlling interests	—	(52,279)	—	—	(52,279)
Net Income/(Loss) attributable to BEST Inc.	261,907	(790,454)	(2,036,297)	2,826,751	261,907

	For the year ended December 31, 2020
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,712,081	1,983,668	—	7,695,749
Supply chain management	—	1,391,686	—	—	1,391,686
Global	—	616,934	—	—	616,934
Others	—	142,506		—	142,506
	—	7,863,207	1,983,668	—	9,846,875
Revenue from related parties
Supply chain management	—	520,637	—	—	520,637
Global	—	160,722	—	—	160,722
Inter-company revenues (1)	—	93,519	259,162	(352,681)	—
Total revenue	—	8,638,085	2,242,830	(352,681)	10,528,234

Cost of revenue
Freight delivery	—	(5,580,910)	(1,956,183)	—	(7,537,093)
Supply chain management	—	(1,846,901)	—	—	(1,846,901)
Global	—	(875,733)	—	—	(875,733)
Others	—	(26,225)	—	—	(26,225)
Inter-company cost (1)	—	(63,009)	(258,299)	321,308	—
Total cost of revenue	—	(8,392,778)	(2,214,482)	321,308	(10,285,952)

Operating expenses	(8,620)	(1,193,116)	(43,861)	31,373	(1,214,224)
(Loss)/income from non-operations	(64,986)	31,348	(5,121)	—	(38,759)
Loss from VIEs and VIEs’ subsidiaries (2)	(20,634)	—	—	20,634	—
Loss from subsidiaries (2)	(908,478)	—	—	908,478	—
Income tax expense	—	(17,553)	—	—	(17,553)
Share of net loss of equity investees	—	(180)	—	—	(180)
Net loss from continuing operations	(1,002,718)	(934,194)	(20,634)	929,112	(1,028,434)

Revenue from third parties
Express delivery	—	49,236	19,165,049	—	19,214,285
Store+	—	1,563,967	636,592	—	2,200,559
	—	1,613,203	19,801,641	—	21,414,844
Revenue from related parties
Express delivery	—	—	252,510	—	252,510
Inter-company revenues	—	205,856	186,457	(392,313)	—
Revenue from discontinued operations		1,819,059	20,240,608	(392,313)	21,667,354
Express delivery	—	—	(19,470,937)	—	(19,470,937)
Store+	—	(1,451,574)	(466,888)	—	(1,918,462)
Inter-company cost (1)	—	(205,856)	(217,817)	423,673	—
Total cost of revenue from discontinued operations	—	(1,657,430)	(20,155,642)	423,673	(21,389,399)
Operating expenses	—	(406,455)	(867,600)	(31,360)	(1,305,415)
Income/(loss) from non-operations	—	141,815	(134,059)	—	7,756
Loss from VIEs and VIEs’ subsidiaries (2)	(915,208)	—	—	915,208	—
Loss from subsidiaries (2)	(107,582)	—	—	107,582	—
Income tax benefits	—	(4,571)	1,485	—	(3,086)
Net loss from discontinued operations	(1,022,790)	(107,582)	(915,208)	1,022,790	(1,022,790)
Net loss	(2,025,508)	(1,041,776)	(935,842)	1,951,902	(2,051,224)
Net loss from continuing operations attributable to non-controlling interests	—	(25,716)	—	—	(25,716)
Net loss attributable to BEST Inc.	(2,025,508)	(1,016,060)	(935,842)	1,951,902	(2,025,508)

The following tables set forth the Selected Condensed Consolidated cash flows for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31, 2022
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(119,115)	(1,106,415)	173,868	—	(1,051,662)
Net cash generated from/(used in) discontinued operating activities	—	(66,174)	—	—	(66,174)
Net cash generated from/(used in) continuing investing activities	1,492,777	(1,255,743)	156,660	(242,938)	150,756
Loans to VIEs and VIEs’ subsidiaries (4)	—	(812,902)	—	812,902	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	1,055,840	—	(1,055,840)	—
Other investing activities	1,492,777	(1,498,681)	156,660	—	150,756
Net cash used in discontinued investing activities	—	—	—	—	—
Loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Other investing activities	—	—	—	—	—
Net cash generated from/ (used in) continuing financing activities	(1,373,764)	(337,885)	(479,656)	242,938	(1,948,367)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	812,902	(812,902)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(1,055,840)	1,055,840	—
Other financing activities	(1,373,764)	(337,885)	(236,718)	—	(1,948,367)
Net cash (used in)/generated from discontinued financing activities	—	—	—	—	—
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Other financing activities	—	—	—	—	—

	For the year ended December 31, 2021
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(111,208)	(567,230)	(212,697)	—	(891,135)
Net cash generated from/(used in) discontinued operating activities	—	25,628	(1,938,454)	—	(1,912,826)
Net cash generated from/(used in) continuing investing activities	82,099	4,921,416	(582,998)	570,217	4,990,734
Loans to VIEs and VIEs’ subsidiaries (4)	—	(1,118,676)	—	1,118,676	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	1,009,120	—	(1,009,120)	—
Other investing activities	82,099	5,030,972	(582,998)	460,661	4,990,734
Net cash used in discontinued investing activities	—	(2,199,038)	(448,016)	2,199,038	(448,016)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,882,089)	—	4,882,089	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	2,683,051	—	(2,683,051)	—
Other investing activities	—	—	(448,016)	—	(448,016)
Net cash generated from/ (used in) continuing financing activities	2,604	(28,655)	358,346	(570,217)	(237,922)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	1,118,676	(1,118,676)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(1,009,120)	1,009,120	—
Other financing activities	2,604	(28,655)	248,790	(460,661)	(237,922)
Net cash (used in)/generated from discontinued financing activities	—	(274,999)	2,136,199	(2,199,038)	(337,838)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,882,089	(4,882,089)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(2,683,051)	2,683,051	—
Other financing activities		(274,999)	(62,839)	—	(337,838)

	For the year ended December 31, 2020
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/generated from continuing operating activities	(11,320)	(11,777)	93,624	—	70,527
Net cash used in discontinued operating activities	—	(142,990)	(158,772)	—	(301,762)
Net cash (used in)/generated from continuing investing activities	(812,649)	1,135,404	(260,024)	205,744	268,475
Loans to VIEs and VIEs’ subsidiaries (4)	—	(214,400)	—	214,400	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	243,225	—	(243,225)	—
Other investing activities	(812,649)	1,106,579	(260,024)	234,569	268,475
Net cash used in discontinued investing activities	—	(751,816)	(1,141,564)	751,972	(1,141,408)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,934,979)	—	4,934,979	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	4,183,007	—	(4,183,007)	—
Other investing activities	—	156	(1,141,564)	—	(1,141,408)
Net cash generated from continuing financing activities	847,346	655,243	261,868	(205,744)	1,558,713
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	214,400	(214,400)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(243,225)	243,225	—
Other financing activities	847,346	655,243	290,693	(234,569)	1,558,713
Net cash (used in)/generated from discontinued financing activities	—	(203,404)	944,847	(751,972)	(10,529)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,934,979	(4,934,979)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(4,183,007)	4,183,007	—
Other financing activities	—	(203,404)	192,875	—	(10,529)

The following tables set forth the balance sheets depicting the financial position for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, as of December 31, 2021 and 2022.

	As at December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	6,703	515,174	11,604	—	533,481
Restricted cash	—	399,337	—	—	399,337
Accounts and notes receivables, net	—	649,967	41,357	—	691,324
Inventories	—	16,436	44	—	16,480
Prepayments and other current assets	3,420	723,449	50,973	—	777,842
Short-term investments	—	725,043	—	—	725,043
Lease rental receivables	—	43,067	—	—	43,067
Amounts due from related parties	—	76,368	—	—	76,368
Amount due from Group companies (3)	—	447,845	268,909	(716,754)	—
Total current assets	10,123	3,596,686	372,887	(716,754)	3,262,942
Non-current assets:
Restricted cash	—	1,544,131	1,474	—	1,545,605
Property and equipment, net	—	656,060	128,672	—	784,732
Intangible assets, net	—	75,553	—	—	75,553
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	156,859	—	—	156,859
Non-current deposits	—	50,767	—	—	50,767
Operating lease right-of-use assets	—	1,743,798	—	—	1,743,798
Lease rental receivables	—	40,188	—	—	40,188
Amount due from Group companies (3)	—	408,118	—	(408,118)	—
Investment in subsidiaries and VIEs (2)	2,135,384	—	—	(2,135,384)	—
Other non-current assets	719	74,947	—	—	75,666
Total non-current assets	2,136,103	4,804,556	130,146	(2,543,502)	4,527,303
Total assets	2,146,226	8,401,242	503,033	(3,260,256)	7,790,245

	As at December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short-term bank loans	—	73,128	110,142	—	183,270
Long-term borrowings-current portion	—	79,148	—	—	79,148
Accounts and notes payable	—	1,407,625	22,379	—	1,430,004
Accrued expenses and other liabilities	—	1,124,913	20,741	—	1,145,654
Customer advances and deposits and deferred revenue	—	277,737	—	—	277,737
Operating lease liabilities	—	543,886	376	—	544,262
Financing lease liabilities	—	1,490	10,383	—	11,873
Convertible senior notes held by a related party-current	522,744	—	—	—	522,744
Convertible senior notes held by third parties-current	77	—	—	—	77
Amounts due to related parties	—	1,315	—	—	1,315
Amount due to Group companies (3)	—	268,909	447,845	(716,754)	—
Income tax payable	—	1,563	—	—	1,563
Liabilities held for sale	—	—	—	—	—
Total current liabilities	522,821	3,779,714	611,866	(716,754)	4,197,647

Non-current liabilities:
Convertible senior notes held by a related party	522,744	—	—	—	522,744
Operating lease liabilities	—	1,292,057	—	—	1,292,057
Financing lease liabilities	—	1,322	24,702	—	26,024
Amount due to Group companies (3)	403,652	—	4,466	(408,118)	—
Long-term bank loan	—	928,894	—	—	928,894
Long-term borrowings	—	381	—	—	381
Other non-current liabilities	—	18,314	438	—	18,752
Total non-current liabilities	926,396	2,240,968	29,606	(408,118)	2,788,852
Total liabilities	1,449,217	6,020,682	641,472	(1,124,872)	6,986,499
Total mezzanine equity	—	191,865	—	—	191,865
BEST Inc. shareholders’ equity	697,009	2,273,823	(138,439)	(2,135,384)	697,009
Non-controlling interests	—	(85,128)	—	—	(85,128)
Total shareholders’ equity (2)	697,009	2,188,695	(138,439)	(2,135,384)	611,881
Total liabilities, mezzanine equity and shareholders’ equity	2,146,226	8,401,242	503,033	(3,260,256)	7,790,245

	As at December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	6,805	3,402,910	162,030	—	3,571,745
Restricted cash	—	675,159	—	—	675,159
Accounts and notes receivables, net	—	713,931	113,700	—	827,631
Inventories	—	25,611	11	—	25,622
Prepayments and other current assets	4,166	1,118,088	50,218	—	1,172,472
Short-term investments	—	147,359	—	—	147,359
Lease rental receivables	—	298,364	—	—	298,364
Amounts due from related parties	—	125,198	—	—	125,198
Amount due from Group companies (3)	—	574,176	331,952	(906,128)	—
Total current assets	10,971	7,080,796	657,911	(906,128)	6,843,550
Non-current assets:
Restricted cash	—	1,069,244	—	—	1,069,244
Property and equipment, net	—	677,443	85,199	—	762,642
Intangible assets, net	—	55,632	52	—	55,684
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	219,171	—	—	219,171
Non-current deposits	—	92,866	—	—	92,866
Operating lease right-of-use assets	—	1,899,334	188	—	1,899,522
Lease rental receivables	—	235,429	—	—	235,429
Amount due from Group companies (3)	—	417,085	41,248	(458,333)	—
Investment in subsidiaries and VIEs (2)	4,684,363	—	—	(4,684,363)	—
Other non-current assets	1,646	109,994	—	—	111,640
Total non-current assets	4,686,009	4,830,333	126,687	(5,142,696)	4,500,333
Total assets	4,696,980	11,911,129	784,598	(6,048,824)	11,343,883

	As at December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short-term bank loans	—	409,995	120,500	—	530,495
Long-term borrowings-current portion	—	203,808	84,006	—	287,814
Accounts and notes payable	—	1,292,481	60,669	—	1,353,150
Accrued expenses and other liabilities	38,387	1,535,001	18,251	—	1,591,639
Customer advances and deposits and deferred revenue	—	298,012	341	—	298,353
Operating lease liabilities	—	517,368	880	—	518,248
Financing lease liabilities	—	1,851	—	—	1,851
Convertible senior notes held by a related party-current	633,475	—	—	—	633,475
Convertible senior notes held by third parties-current	633,475	—	—	—	633,475
Amounts due to related parties	—	2,763	—	—	2,763
Amount due to Group companies (3)	—	331,952	574,176	(906,128)	—
Income tax payable	—	587	—	—	587
Liabilities held for sale	—	—	—	—	—
Total current liabilities	1,305,337	4,593,818	858,823	(906,128)	5,851,850

Non-current liabilities:
Convertible senior notes held by a related party	955,097		—	—	955,097
Operating lease liabilities	—	1,456,843	—	—	1,456,843
Financing lease liabilities	—	2,121	—	—	2,121
Amount due to Group companies (3)	365,586	41,248	51,499	(458,333)	—
Long-term bank loan	—	769,767	—	—	769,767
Long-term borrowings	—	67,080	—	—	67,080
Other non-current liabilities	—	24,261	—	—	24,261
Total non-current liabilities	1,320,683	2,361,320	51,499	(458,333)	3,275,169
Total liabilities	2,626,020	6,955,138	910,322	(1,364,461)	9,127,019
Total mezzanine equity	—	191,865	—	—	191,865
BEST Inc. shareholders’ equity	2,070,960	4,810,087	(125,724)	(4,684,363)	2,070,960
Non-controlling interests	—	(45,961)	—	—	(45,961)
Total shareholders’ equity (2)	2,070,960	4,764,126	(125,724)	(4,684,363)	2,024,999
Total liabilities, mezzanine equity and shareholders’ equity	4,696,980	11,911,129	784,598	(6,048,824)	11,343,883
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(3)	It represents the elimination of intercompany balances among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(4)

It represents the elimination of the cash support from the other subsidiaries to VIEs and VIEs’ subsidiaries and the repayment from VIEs and VIEs’ subsidiaries through our inter-company cash pool. For the years ended December 31, 2020, 2021 and 2022, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB5.1 billion, RMB6.0 billion and RMB0.8 billion, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to certain subsidiaries in the amounts of RMB4.4 billion, RMB3.7 billion and RMB1.1 billion (US$159.5 million), respectively, through the inter-company cash pool.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, redeemable convertible preferred shares, convertible senior notes and short-term borrowings, which historically were sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2022, we had cash and cash equivalents of RMB533.5 million (US$77.3 million) and restricted cash (current portion) of RMB399.3 million (US$57.9 million). As of December 31, 2022, we had short-term bank loans of RMB183.3 million (US$26.6 million), all of which were cash-collateralized. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2022 was 1.06%. We also had borrowing from third party financing lease companies of RMB11.9 million (US$1.7 million), long-term borrowings of RMB79.1 million (US$11.5 million) as well as convertible senior notes of RMB522.8 million (US$75.8 million), which are due within the next 12 months as of December 31, 2022.

The continuous negative impact of COVID-19 in 2022 and intense market competition had an adverse impact on our business operations and liquidity. We have incurred net losses from continuing operations of RMB1,464.8 million (US$212.4 million) and generated negative cash flow from continuing operating activities of RMB1,051.7 million (US$152.5 million) during the year ended December 31, 2022. As of December 31, 2022, We have a total cash position of RMB1,657.9 million (US$240.4 million) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB934.7 million (US$135.5 million) and an accumulated deficit of RMB18,934.9 million (US$2,745.3 million) which included accumulated losses from operations of RMB9,441.1 million (US$1,368.8 million) and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to our initial public offering of RMB9,493.8 million (US$1,376.5 million).These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern.

Our management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables. In the first quarter of 2023, we have successfully obtained new financing of RMB137,000 (US$19,863) short-term bank loans on credit maturing in one year, which allows us to enhance liquidity.

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

Material Cash Requirements. Our material cash requirements include: (1) capital expenditures for construction of warehouse and equipment for our freight delivery, global logistic service and supply change management service (see Note 26 of the Notes to the Financial Statements); (2) rental payment to landlord for our hubs, sortation centers and warehouses under operating lease agreements(see Note 10 of the Notes to the Financial Statements) ; (3) payment to our fleet suppliers for transportation services and payment to labor suppliers for outsource personnel needed in our normal business practice;(4) repayments of short-term and long-term bank loans(see Note 13 of the Notes to the Financial Statements); (5) repayment of long-term borrowings, including asset backed plans(see Note 15 of the Notes to the Financial Statements); (6) repayment of convertible senior notes, including 2025 Convertible Notes and 2024 Convertible Notes (see Note 16 of the Notes to the Financial Statements). In addition, subject to approval by our Board of Directors, shareholder distributions in the form of dividend payments and/or a share repurchase program may require the expenditure of a material amount of cash. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment due by period
	Total	Less than 1 year	More than 1 year

	In thousands of RMB
Short-term bank loans	183,270	183,270	—
Long-term bank loan	928,894	—	928,894
Convertible senior notes	1,046,151	523,114	523,037
Capital expenditure commitments	39,529	39,529	-
Operating lease obligations	2,229,155	669,495	1,559,660
Long-term borrowings	84,842	84,452	390
Borrowings from third party financing lease companies	41,560	13,840	27,720
Total	4,553,401	1,513,700	3,039,701

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

Our main sources of cash funding for the VIEs have included short-term loans from local banks and financial institutions, cash generated from operations, and inter-company loans provided by other subsidiaries of our company. As of December 31, 2021 and 2022, the VIEs held cash and cash equivalents of RMB162.0 million and RMB11.6 million (US$1.7 million), respectively.

For the years ended December 31, 2020, 2021 and 2022, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB5.1 billion, RMB6.0 billion and RMB0.8 billion, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to certain subsidiaries in the amounts of RMB4.4 billion, RMB3.7 billion and RMB1.1 billion (US$159.5 million), respectively, through the inter-company cash pool. Other than the aforementioned cash transfers, there was no other asset transfer between our subsidiaries, the VIEs and our company.

No dividend or distribution was made through the VIEs to our company during the years ended December 31, 2020, 2021 and 2022.

During the years ended December 31, 2020, 2021 and 2022, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors. Likewise, there was no restriction or limitation on the VIEs to settle obligations under the VIE contractual arrangements. Historically, no distribution of earnings has been made due to the fact that a majority of our subsidiaries and the VIEs were still in a cumulative loss financial position.

We have established stringent cash management policies and procedures for cash flows within our organization. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the VIE is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Cash is transferred through our organization primarily in the manner as follows: (i) BEST may transfer funds to the WFOE, BEST Logistics Technology (China) Co., Ltd., , through its Hong Kong subsidiary, BEST Logistics Technologies Limited (Hong Kong), by additional capital contributions or shareholder loans, as the case may be, (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions, (iii) the VIE may repay loans to the WFOE at a fixed annual rate, and (iv) the WFOE may make dividends or other distributions to BEST through BEST Logistics Technologies Limited (Hong Kong). Our management is directly supervising cash management. The VIE initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department examine the needs of cash and submit it to the director of financial department or the CEO of the Company for final approval. To ensure the liquidity, there is no limit on the amount of cash that can be transferred through our organization. However, the annual cash flow plan between the VIE and the WFOE will be determined based on our annual business objectives approved by the board of directors and approved by the CEO. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings.

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from/(used in) operating activities for continuing operations	70,527	(891,135)	(1,051,662)	(152,478)
Net cash used in operating activities for discontinued operations	(301,762)	(1,912,826)	(66,174)	(9,594)
Net cash used in operating activities	(231,235)	(2,803,961)	(1,117,836)	(162,072)
Net cash generated from investing activities for continuing operations	268,475	4,990,734	150,756	21,858
Net cash used in investing activities for discontinued operations	(1,141,408)	(448,016)	—	—
Net cash (used in)/generated from investing activities	(872,933)	4,542,718	150,756	21,858
Net cash generated from/(used in) financing activities for continuing operations	1,558,713	(237,922)	(1,948,367)	(282,487)
Net cash used in financing activities for discontinued operations	(10,529)	(337,838)	—	—
Net cash generated from/(used in) financing activities	1,548,184	(575,760)	(1,948,367)	(282,487)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(192,110)	(55,970)	77,722	11,269
Net increase/(decrease) in cash, cash equivalents and restricted cash	251,906	1,107,027	(2,837,725)	(411,432)
Cash, cash equivalents and restricted cash at the beginning of the year	3,957,215	4,209,121	5,316,148	770,769
Cash, cash equivalents and restricted cash at the end of the year	4,209,121	5,316,148	2,478,423	359,337

Operating Activities

Net cash used in operating activities for continuing operations was RMB1,051.7 million (US$152.5 million) in 2022, compared to RMB891.1 million used in operating activities for continuing operations in 2021. This increase was primarily due to the increase of RMB201.0 million (US$29.1 million) in net loss from continuing operations, which was mainly attributable to the competitive market dynamics and pricing lag.

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

Investing Activities

Net cash generated from investing activities for continuing operations was RMB150.8 million (US$21.9 million) in 2022, which was primarily due to (i) payments for purchase of property and equipment of RMB143.3 million (US$20.8 million), which property and equipment were used in the expansion and optimization of our freight service and global logistics services in Southeast Asia; (ii) receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB554.2 million (US$80.4 million); (iii) a net change in short-term investments of RMB428.8 million (US$62.2 million), which were proceeds from maturities of short-term investments of RMB1,804.3 million (US$261.6 million) offset by purchase of short-term investments of RMB2,233.1 million (US$323.8 million), and (iv) origination of factoring receivables of RMB230.5 million (US$33.4 million), mainly for factoring service provided to certain third-party suppliers who transfer their rights to future cash receipts from accounts receivable with recourse, partially offset by receipt of repayment on factoring receivables—principal portion in an aggregate amount of RMB391.0 million (US$56.7 million).

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

Financing Activities

Net cash used in financing activities for continuing operations was RMB1,948.4 million (US$282.5 million) in 2022, which was mainly due to (i) repayment of 2024 Convertible Notes of RMB1,363.9 million (US$197.7 million); (ii) proceeds from short-term and long-term bank loans of RMB248.8 million (US$36.1 million), partially offset by repayment of short-term and long-term bank loans of RMB531.4 million (US$77.1 million), and (iii) repayment of long-term borrowings of RMB301.8 million (US$43.8 million).

Net cash used in financing activities for continuing operations was RMB237.9 million in 2021, which was mainly due to (i) proceeds from issuance of series A preferred shares of RMB191.9 million in our Asia subsidiary; (ii) proceeds from short-term and long-term bank loans of RMB1,607.4 million, partially offset by repayment of short-term bank loans of RMB2,245.1 million, and (iii) proceeds from issuance of asset-backed securities and long-term borrowings of RMB585.5 million, partially offset by repayment of asset-backed securities and long-term borrowings of RMB378.8 million.

Convertible Senior Notes

In September 2019, we completed an offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers’ option to purchase additional notes), including US$100 million principal amount of notes sold to an entity affiliated with Alibaba Group Holding Limited. These convertible senior notes were offered to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The notes will mature on October 1, 2024. Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$1,000 principal amount of converted notes, a number of ADSs equal to the conversion rate. The notes may be converted into our ADSs at an initial conversion rate of 7.0922 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$141.00 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In 2022, we repurchased approximately US$200 million aggregate principal amount of our 1.75% convertible senior notes due 2024, and the repurchased notes were canceled accordingly. Of these repurchases, (i) approximately US$95 million principal amount of notes were repurchased in multiple transactions pursuant to definitive agreements that were privately negotiated and entered into by us and certain holders of the notes, and (ii) approximately US$105 million principal amount of notes were repurchased pursuant the holders’ right to require us to repurchase all of their notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on September 30, 2022 pursuant to the relevant indenture dated as of September 17, 2019. Notes in the principal amount of approximately US$0.011 million remain outstanding after such repurchases.

In June 2020, we completed a private placement of US$150 million aggregate principal amount of 4.5% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders. These convertible senior notes were issued and sold outside the United States in an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act. The notes will mature on June 3, 2025. Holders may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$100,000 principal amount of converted notes, a number of Class A ordinary shares equal to the conversion rate. The notes may be converted into our Class A ordinary shares at an initial conversion price of approximately US$121.40 per ADS, which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. Holders of the notes may require us to repurchase all or part of their notes within 90 days after June 3, 2023 and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In April 2023, we and Alibaba.com Hong Kong Limited agreed that Alibaba.com Hong Kong Limited would require us to repurchase one half of the 2025 Convertible Notes in 2023 and we have granted an extra repurchase option to Alibaba.com Hong Kong Limited such that Alibaba.com Hong Kong Limited would be able to require us to repurchase the other one half of the 2025 Convertible Notes, or US$75,000 aggregate principle amount within 90 days after June 3, 2024. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.”

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2020, 2021 and 2022, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenue:
Freight	7,853,680	8,353,703	4,890,823	709,103
Supply Chain Management	1,912,323	1,820,239	1,852,153	268,537
Global	777,657	1,194,146	963,505	139,695
Others	142,506	172,447	116,859	16,943
Inter-segment eliminations	(157,932)	(114,699)	(79,268)	(11,493)
Consolidated revenue	10,528,234	11,425,836	7,744,072	1,122,785
Gross profit:
Freight	158,656	(262,303)	(226,659)	(32,862)
Supply Chain Management	65,422	73,272	110,257	15,986
Global	(98,077)	(64,656)	(164,680)	(23,876)
Others	116,281	54,299	17,524	2,541
Consolidated gross profit	242,282	(199,388)	(263,558)	(38,211)

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

Since January 1, 2022, due to the winding down of UCargo, the Company reported UCargo services together with Freight delivery services, and prior year’s comparative figures related to UCargo services revenue of RMB2,519,919 and RMB2,809,081 under “Revenue - Others” for the years ended December 31, 2020 and 2021, respectively, have been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation. We continue to report our financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment.

The inter-segment eliminations for the periods indicated above mainly consisted of (i) segment revenue of the Freight segment provided to the Supply Chain Management segment, and (ii) segment revenue of the Global segment provided to our Supply Chain Management segment, all of which were eliminated as intergroup transactions as a result of consolidation.

The table below provides a summary of the principal markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for the years ended December 31, 2020, 2021 and 2022, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
PRC	9,750,578	10,231,981	6,827,165	989,846
Non-PRC	777,656	1,193,855	916,907	132,939
	10,528,234	11,425,836	7,744,072	1,122,785

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue by Segment

Segment revenue of our Supply Chain Management segment increased from 2021 to 2022 primarily due to an increase in segment revenue from external customers. Segment revenue of our Freight segment, Global segment and Other segments decreased from 2021 to 2022 primarily due to a decrease in segment revenue from external customers. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

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

As of December 31, 2020, 2021 and 2022, our PRC subsidiaries had appropriated an aggregate of RMB8,038, RMB167 and nil, respectively, in their statutory reserves.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing as of the end of 2022. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Policies and Estimates

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

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the revenue growth rates, gross profit and operating expenses were performed on all reporting units. For each reporting unit analyzed, a 10% reduction in the revenue growth rates used, or a 10% increase in operating expense, or 10% reduction in gross profit respectively would not have resulted in its carrying value exceeding its estimated fair value.

WACC - The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for Global reporting unit is 15% as of December 31, 2022. A sensitivity analysis of the WACC was performed as of December 31, 2022. An increase in the WACC of ten percentage would not result in the carrying value of the reporting unit exceeding its fair value.

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

UCargo service

We serve as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. Since January 1, 2022, due to the winding down of UCargo, the Company reported UCargo services together with Freight delivery services. Prior year’s comparative figures related to UCargo services revenue under “Revenue - Others” for the years ended December 31, 2020 and 2021 have been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation.

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

Other services

Other services are mainly represent SaaS software service and Capital service the Company provided to customers.

SaaS software service

We services as a proprietary technology platform to provide solution services to the ecosystem participants. We are the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized ratably over the contract period and is initially recorded as “Customer advances and deposits and deferred revenue”.

Capital service

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

Going Concern

The continuous negative impact of COVID-19 in 2022 and intense market competition had an adverse impact on our business operations and liquidity. We have incurred net losses from continuing operations of RMB1,464.8 million (US$212.4 million) and generated negative cash flows from continuing operating activities of RMB1,051.7 million (US$152.5 million) during the year ended December 31, 2022, and had an accumulated deficit of RMB18,934.9 million (US$2,745.3 million) and a working capital deficiency of RMB934.7 million (US$135.5 million) as of December 31, 2022. As of December 31, 2022, the balance of our total cash and cash equivalents, current restricted cash and short-term investments was RMB1,657.9 million (US$240.4 million).

These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern. Our management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables. In the first quarter of 2023, we have successfully obtained new financing of RMB137.0 million (US$19.9 million) short-term bank loans on credit maturing in one year, which allows us to enhance liquidity. Although we have achieved encouraging initial results from our plans to reduce our costs and expenditures in the first quarter of 2023 for certain business segments, if we are unsuccessful in our efforts or are unable to raise additional financing in the near term, we may be required to significantly reduce or scale back our operations. There are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. The accompanying consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should we be unable to continue as a going concern.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management as of the date of this annual report:

Name	Age	Position/Title
Shao-Ning Johnny Chou	61	Director, chairman and chief executive officer
Lin Wan	47	Director
Xiao Hu	43	Director
George Chow	55	Director, chief strategy and investment officer
Wenbiao Li	56	Director
Ying Wu	63	Director
Klaus Anker Petersen	50	Director
Gloria Fan	58	Chief financial officer
Mangli Zhang	66	Senior vice president, general manager of supply chain management service line
Xiaoqing Wang	42	Vice president, general manager of global service line
Tao Liu	46	Senior vice president, general manager of freight service line
Yanbing Zhang	47	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	51	Senior vice president of human resources and administration

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

Mr. Ying Wu has served as our independent director since May 2022. Mr. Wu currently serves as a global board member of The Nature Conservancy (TNC), and a board member of TNC China. Ying also serves as a founding board member of the Future Forum in China. He has been the president of China Capital Management Limited since October 2008. Mr. Wu is currently the chairman of ZJBC Information Technology Co., Ltd. (SZSE: 000889), an independent non-executive director of JD Health International Inc. (HKSE: 6618), an independent non-executive director of Zall Smart Commerce Group Ltd. (HKSE: 2098), and chairman of the board of supervisors of Huayi Brothers Media Corporation Ltd. (SZSE: 300027). Mr. Wu was an independent non-executive director of Zhong An Online P&C Insurance Co., Ltd, (HKSE: 6060), a director of HyUnion Holdings Co., Ltd. (SZSE: 002537), an independent director of TCL Corporation Ltd. (SZSE: 000100), a director of Joyoung Co., Ltd. (SZSE: 002242), and an independent director of Guangzhou TechLong Packaging Machinery Co., Ltd. (SZSE: 002209). Mr. Wu was also the co-founder of UTStarcom (NASDAQ: UTSI), a global telecommunication infrastructure business and served as Chairman and CEO of UTStarcom China for twelve years. He obtained a bachelor’s degree in electronic engineering from Beijing Institute of Technology, a master’s degree in science and a doctor’s degree (honoris causa) from New Jersey Institute of Technology.

Mr. Klaus Anker Petersen has served as our independent director since May 2022. Mr. Petersen is currently the chairman and owner of Lane House Limited, a multi-brand specialty retailer that supports Western and Chinese companies develop retail presence in China. He is also the CEO and co-founder of Green Planet Foods, an innovator of plant-based food and beverage products, as well as a co-founder and investor in Brandhouse Group, a cross-border e-commerce parcel delivery business that focuses on Scandinavian markets. From 2014 to 2015, Mr. Petersen was a managing director of Sunshine Insurance Group, an insurance, healthcare and asset management services provider. From 2004 to 2014 he held various roles as associate, vice president and executive director at Morgan Stanley in London and Beijing. From 1998 to 2003, he worked as an associate and engagement manager with McKinsey & Company. Mr. Petersen earned a master’s degree in science in engineering and applied mathematics from the Technical University of Denmark, and an MBA from INSEAD in 2003.

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

For the year ended December 31, 2022, we paid an aggregate of approximately US$4.69 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Granted Options

As of February 28, 2023, we had outstanding options with respect to 2,489,430 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

The table below summarizes, as of February 28, 2023, the options we had granted to our directors and executive officers under the 2008 equity and performance incentive plan:

	Number of
	shares
	underlying	Exercise price
Name	options granted	(US$ per share)	Grant date	Expiration date
George Chow	*	0.75	June 30, 2017	June 30, 2032
Mangli Zhang	*	0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2018 to September 30, 2032
Xiaoqing Wang	*	0.50 or 0.75	Various dates from December 31, 2009 to September 30, 2017	Various dates from December 31, 2024 to September 30, 2032
Tao Liu	*	0.50 or 0.75	Various dates from June 30, 2009 to September 30, 2017	Various dates from June 30, 2024 to September 30, 2032
Jimei Liu	*	0.01 or 0.75	Various dates from June 30, 2008 to September 30, 2017	Various dates from June 30, 2023 to September 30, 2032
Ying Wu	*	0.75	September 30, 2017	September 30, 2032

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

Granted Restricted Share Units

As of February 28, 2023, we had outstanding restricted share units with respect to 6,360,395 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 28, 2023, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Number of
restricted
share units
Name	granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2022	Various dates from June 1, 2028 to January 1, 2032
George Chow	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2023	Various dates from February 1, 2028 to February 1, 2033
Ying Wu	*	Various dates from July 31, 2022 to February 1, 2023	Various dates from July 31, 2032 to February 1, 2033
Klaus Anker Petersen	*	Various dates from July 31, 2022 to February 1, 2023	Various dates from July 31, 2032 to February 1, 2033
Gloria Fan	*	Various dates from November 30, 2019 to March 1, 2022	Various dates from November 30, 2029 to March 1, 2032
Mangli Zhang	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Xiaoqing Wang	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Tao Liu	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Yanbing Zhang	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Jimei Liu	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032

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

BEST Asia Plan

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST Asia Plan is administered by the board of directors of BEST Asia Inc. or a committee or a member of the board of directors designated by the board of directors of BEST Asia Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST Asia Plan, BEST Asia Inc. may grant dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or share payments to the eligible participants, including employees, directors and consultants of BEST Asia Inc. and its subsidiaries, parents and “related entities” as defined in the BEST Asia Plan. The term of the awards granted under the BEST Asia Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Asia Inc. As of February 28, 2023, we had issued options to purchase ordinary shares of BEST Asia Inc. to certain employees, including certain of our directors and executive officers, under the BEST Asia Plan.

BEST CloudSoft Plan

To better incentivize contribution to the growth our SaaS software service business, in March 2022, BEST CloudSoft Inc., our wholly-owned Cayman Islands subsidiary that holds our SaaS software service business, adopted the 2022 Equity Incentive Plan, or the BEST CloudSoft Plan, pursuant to which BEST CloudSoft Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST CloudSoft Plan is administered by the board of directors of BEST Inc. or the compensation committee or a member of the board of directors designated by the board of directors of BEST Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST CloudSoft Plan, BEST CloudSoft Inc. may grant options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments to eligible participants, including employees, consultants and directors of BEST CloudSoft Inc. and its subsidiaries, parents and “related entities” as defined in the BEST CloudSoft Plan. The term of the awards granted under the BEST CloudSoft Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Inc. As of February 28, 2023, we had issued options to purchase ordinary shares of BEST CloudSoft Inc. to certain employees, including certain of our directors and executive officers, under the BEST CloudSoft Plan.

C.	Board Practices

Board of Directors

Pursuant to our ninth amended and restated articles of association currently in effect, our board of directors currently consists of seven directors, including (i) Mr. Shao-Ning Johnny Chou and Mr. George Chow, or the Founder Directors, who were nominated by our founder, Mr. Shao-Ning Johnny Chou; (ii) Mr. Lin Wan and Ms. Xiao Hu, or collectively, the Alibaba Directors, who were nominated by Alibaba (including Cainiao Network); and (iii) Mr. Wenbiao Li, Mr. Ying Wu and Mr. Klaus Anker Petersen, who are independent directors. As long as Mr. Shao-Ning Johnny Chou is a director, he will serve as the chairman of the board.

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

Audit Committee

Our audit committee consists of Mr. Ying Wu, Mr. Klaus Anker Petersen and Mr. Wenbiao Li. Mr. Ying Wu is the chairman of our audit committee. Mr. Ying Wu satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Ying Wu, Mr. Klaus Anker Petersen and Mr. Wenbiao Li satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, or the NYSE, and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

Compensation Committee

Our compensation committee consists of Mr. Ying Wu, Mr. Lin Wan and Mr. George Chow. Mr. Ying Wu is the chairman of our compensation committee. Mr. Ying Wu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Corporate Governance Rules.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 28, 2023 by:

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

The calculations in the table below are based on (i) 252,010,824 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 28, 2023. The aforesaid 252,010,824 Class A ordinary shares excludes the 9,637,628 Class A ordinary shares issued to our depositary bank as of February 28, 2023 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.2
Lin Wan	—	—	—	—	—	—	—
Xiao Hu	—	—	—	—	—	—	—
George Chow	6,755,407	2.6	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Ying Wu	*	*	—	—	—	—	**
Klaus Anker Petersen	*	*	—	—	—	—	**
Gloria Fan	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Xiaoqing Wang	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Directors and Executive officers as a Group	9,983,914	3.8	—	—	47,790,698	100.0	46.5
Alibaba Group Holding Limited(1)	34,715,957	13.3	94,075,249	100.0	—	—	46.2
Shao-Ning Johnny Chou	*	*	—	—	47,790,698	100.0	46.2
CR Entities (2)	33,548,304	12.8	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(3)	12,443,429	4.8	—	—	—	—	0.4
*	Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	Holds less than 1% of voting power of our total ordinary shares outstanding.
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

(1)	The number of ordinary shares beneficially owned was reported in an Amendment No. 3 to Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on June 3, 2020, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs held by Alibaba Investment Limited, (ii) 75,831,692 Class B ordinary shares held by Alibaba Investment Limited, (iii) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited, and (iv) 24,000,000 Class A ordinary shares convertible at any time from the 2025 Convertible Notes in the principal amount of US$150,000,000 after 30 consecutive trading days after May 27, 2020 at the option of Alibaba.com Hong Kong Limited, the holder of such senior notes issued by us in June 30, 2020, subject to the adjustment as provided under the 2025 Convertible Notes. We subsequently determined that, upon the aforesaid adjustment, a total of 24,715,957 Class A ordinary shares will be convertible from the 2025 Convertible Notes in the principal amount of US$150,000,000. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is a British Virgin Islands company wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 66% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2020 as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 9, 2020. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 66% equity interest in Cainiao Smart Logistics Network Limited. Alibaba.com Hong Kong Limited is a Hong Kong company wholly owned by Alibaba Group Holding Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.
(2)	The number of ordinary shares beneficially owned was reported in a Schedule 13G filed by the CR Entities and other reporting persons on February 14, 2019 and consists of (i) 25,778,872 Class A ordinary shares held by Florence Star Worldwide Limited, and (ii) 7,769,432 Class A ordinary shares held by Brackenhill Tower Limited. Florence Star Worldwide Limited and Brackenhill Tower Limited are collectively referred to as the CR Entities. Each of Florence Star Worldwide Limited and Brackenhill Tower Limited is a limited liability company established in the British Virgin Islands, and each of them has its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The CR Entities are special purpose vehicles of both China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., or the China Harvest Funds. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP.
(3)	The number of ordinary shares beneficially owned was reported in the Amendment No. 1 to Schedule 13G filed by The Goldman Sachs Group, Inc. and other reporting persons on February 9, 2021 and consists of an aggregate of 12,443,429 Class A ordinary shares owned by Broad Street Principal Investments, L.L.C., Bridge Street 2014, L.P., Stone Street 2014, L.P., MBD 2014, L.P., Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. (collectively, the “GS Stockholders”), and are owned, or may be deemed to, or to have been beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”). MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014, L.P. and MBD 2014 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of the other GS Investing Entities. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts and is the investment manager of the GS Stockholders. Each of the GS Group, Broad Street Principal Investments, L.L.C., MBD Advisors, L.L.C. and Bridge Street Opportunity Advisors, L.L.C. is a limited liability company incorporated in Delaware. Each of MBD 2014, L.P., Bridge Street 2014, L.P. and Stone Street 2014, L.P. is a Delaware limited partnership. Goldman Sachs is a limited liability company incorporated in New York. Each of Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. is a Cayman Islands limited partnership.

To our knowledge, as of February 28, 2023, 193,638,120 Class A ordinary shares or 76.8% of our outstanding Class A ordinary shares were held by six record holders in the United States, including our ADS depositary bank, which held 187,726,725 Class A ordinary shares or 74.5% of our outstanding Class A ordinary shares (excluding 9,637,628 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 28, 2023, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.”

Offering of Convertible Senior Notes

In September 2019, we completed an offering of US$200 million aggregate principal amount of 1.75% convertible senior notes due 2024 (including full exercise of the initial purchasers’ option to purchase additional notes), including US$100 million principal amount of notes sold to an entity affiliated with Alibaba Group Holding Limited. The notes will mature on October 1, 2024. Holders may convert their notes at their option into our ADSs at an initial conversion rate of 7.0922 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$141.00 per ADS), which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Private Placement of Convertible Senior Notes

In June 2020, we completed a private placement of US$150 million aggregate principal amount of 4.5% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders. The notes will mature on June 3, 2025. Holders may convert their notes at their option into our Class A ordinary shares at an initial conversion price of approximately US$121.40 per ADS, which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Holders of the notes may require us to repurchase all or part of their notes within 90 days after June 3, 2023 and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In April 2023, we and Alibaba.com Hong Kong Limited agreed that Alibaba.com Hong Kong Limited would not require us to repurchase all of their notes in 2023, and would instead require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023, and the other half of their notes, or US$75 million aggregate principal amount, in 2024. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.”

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

Bridge Loan from Alibaba

In August 2021, BEST Logistics technologies (China) Co., Ltd. entered into a facility agreement with Alibaba (China) Network Technology Co., Ltd, a company affiliated with Alibaba and drew down a bridge loan in the principal amount of RMB600,000,000 from such company. The bridge loan was repaid in December 2021 in accordance with the terms of the facility agreement.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management services to Cainiao Network, and the related service fees amounted to RMB555.8 million, RMB418.8 and RMB237.0 million (US$34.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had balances of RMB76.7 million and RMB45.4 million (US$6.6 million), respectively, due from Cainiao Network, which represent service fees payable to us.

We provided supply chain management services to Zhejiang Xinyi Supply Chain Management Co. Ltd, and the related service fees amounted to nil, nil and RMB11.1 million, (US$1.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We sold assets to Zhejiang Xinyi Supply Chain Management Co. Ltd, and the related proceeds amounted to nil, nil and RMB16.0 million, (US$2.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had balances of nil and RMB5.7 million (US$0.8 million), respectively, due from Zhejiang Xinyi Supply Chain Management Co. Ltd, which represent service fees payable to us

Cainiao Network leased warehouses to us resulting in rental expense of RMB18.0 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had a balance of nil and RMB0.2 million (US$0.04 million), respectively, due to Cainiao Network.

Alibaba Cloud Computing Co. Ltd., or Ali Cloud, an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of RMB14.9 million, RMB13.6 million and RMB9.0 million (US$1.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Ali Cloud also paid on our behalf certain operating costs of RMB 2.8 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had a balance of RMB0.5 million and RMB0.4 million (US$0.05 million), respectively, due from Ali Cloud, which represents service fees prepaid to Ali Cloud; and we had a balance of nil and RMB0.4 million (US$0.07 million), respectively, due to Ali Cloud, which represents service fees payable by us.

We provided express delivery service to Lazada Express Limited, or Lazada, an affiliate of Alibaba, and the related service fees amounted to RMB125.6 million, RMB120.9 million and RMB148.6 million (US$21.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Lazada introduced customers to us and we incurred commission fees of nil, nil and RMB2.5 million (US$0.4 million) to Lazada for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had a balance of RMB48.0 million and RMB24.9 million (US$3.6 million), respectively, due from Lazada, which represents service fees payable to us; and we had a balance of nil and RMB0.5 million (US$0.07 million), respectively, due to Lazada, which represents service fees payable by us.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs have been listed on the New York Stock Exchange since September 20, 2017. Our ticker symbol on the New York Stock Exchange changed from “BSTI” to BEST” effective at the start of trading on February 19, 2019. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to one (1) Class A ordinary share, to one (1) ADS to five (5) Class A ordinary shares, effective at the start of trading on May 20, 2022. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to five (5) Class A ordinary shares, to one (1) ADS to twenty (20) Class A ordinary shares, effective at the start of trading on April 4, 2023.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been trading on the New York Stock Exchange since September 20, 2017. From September 20, 2017 to February 18, 2019, our ticker symbol on the New York Stock Exchange was “BSTI.” Our ticker symbol on the New York Stock Exchange changed from “BSTI” to BEST” effective at the start of trading on February 19, 2019.

From September 20, 2017 to May 19, 2022, each of our ADSs represented one (1) of our Class A ordinary shares. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to one (1) Class A ordinary share, to one (1) ADS to five (5) Class A ordinary shares, effective at the start of trading on May 20, 2022.

From May 20, 2022 to April 3, 2023, each of our ADSs represented five (5) of our Class A ordinary shares. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to five (5) Class A ordinary shares, to one (1) ADS to twenty (20) Class A ordinary shares, effective at the start of trading on April 4, 2023.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our ninth amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-218959), as amended, initially filed with the Securities and Exchange Commission on June 26, 2017. Our shareholders adopted our ninth amended and restated memorandum and articles of association on September 6, 2017 which became effective immediately prior to the completion of the initial public offering of our company’s ADSs representing its Class A ordinary shares.

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

As discussed below under “Passive Foreign Investment Company,” we believe that we were classified as a passive foreign investment company, or PFIC, for prior taxable years, that we will be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we were classified as a PFIC for prior taxable years, or are classified as a PFIC in our current taxable year or future taxable years.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and other assets readily convertible into cash are generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the VIEs. If it is determined, contrary to our view, that we do not own the equity of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC (as discussed below).

Based on the past and projected composition of our income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, changes in our asset or income composition may affect our PFIC status. For these purposes, fluctuations in the market price of our Class A ordinary shares and ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of its assets, and accordingly, may affect our PFIC status. The composition of our assets and income may also be affected by how, and how quickly, we use the cash and liquid assets that we currently hold. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed below under “—Taxation of Dividends.”

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” above, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—E. Taxation — People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “—Passive Foreign Investment Company,” we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification of exempt status or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

During and for the year 2022, we did not receive any payment from Citibank, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program-related expenses.

PART II

ITEM  13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM  14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

For the period from September 19, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we used approximately all the proceeds from our initial public offering to expand and optimize our express, freight and supply chain service network and further expand our global logistics service in Southeast Asia as well as for us to provide financing services to our ecosystem participants through BEST Capital. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) continued investments in our technology infrastructure and development of additional services and solutions, (ii) further expansion of our integrated logistics and supply chain service network, and (iii) general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Because our company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ying Wu, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

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

	For the Years Ended
	December 31,
	2021	2022

	(In thousands of US dollars)
Audit Fees(1)	2,546	2,029
Tax Fees(2)	—	78
All Other Fees(3)	17	—
Total	2,563	2,107

(1)“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)	“Tax Fees” represents the fees for tax compliance, tax advice and tax planning.

(3)“All Other Fees” represents transaction advisory services related to certain restructuring in each of the fiscal years listed for services rendered by our principal auditors associated with certain due diligence and advisory projects in 2022.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2019, we announced the adoption of a share repurchase program in an aggregate amount of up to US$100 million worth of our outstanding ADSs from time to time over a period of 18 months, or the 2019 Share Repurchase Program. During the year ended December 31, 2020, 2021 and 2022, we repurchased an aggregate of 319,752.50 ADSs, representing 6,395,050 Class A ordinary shares, nil and nil, respectively.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing twenty (20) Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.3 to this annual report.

(b) For the fiscal year ended December 31, 2021, Ernst & Young Hua Ming LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 13, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Ernst & Young Hua Ming LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

No member of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of BEST Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

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
4.22

Facility Agreement, between Alibaba (China) Technology Co., Ltd. and BEST Logistics Technologies (China) Co., Ltd., dated August 19, 2021, in respect of two facilities in an aggregate principal amount of RMB600,000,000 (English Translation) (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.23

Letter of Undertaking, to Alibaba (China) Technology Co., Ltd., from Zhejiang BEST Technology Co., Ltd., dated August 19, 2021 (English Translation) (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.24

Share Pledge Agreement, among BEST Freight Network Technology Management Limited, BEST Chi Cheng (Hangzhou) Logistics Service Co., Ltd. and Alibaba (China) Technology Co., Ltd., dated August 19, 2021 (English Translation) (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.25

Share Pledge Agreement, among BEST Logistics Technologies Limited, BEST Logistics Technology (China) Co., Ltd. and Alibaba (China) Technology Co., Ltd., dated August 19, 2021 (English Translation) (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.26

Share and Asset Purchase Agreement, among BEST Inc., J&T Global Express Limited and other parties thereto, dated October 29, 2021 (English Translation) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K for the month of December 2021, initially filed with the Securities and Exchange Commission on December 17, 2021).

4.27

Loan Agreement between BEST Store Network (Hangzhou) Co., Ltd., Wei Chen and Lili He, dated December 15, 2021 (English Translation) (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.28

Exclusive Services Agreement between Hangzhou Baijia Business Management Consulting Co., Ltd. and BEST Store Network (Hangzhou) Co., Ltd., dated December 15, 2021 (English Translation) (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.29

Equity Pledge Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated December 15, 2021 (English Translation) (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.30

Shareholders’ Voting Rights Proxy Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc., BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., dated December 15, 2021 (English Translation) (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

4.31

Exclusive Call Option Agreement for Hangzhou Baijia Business Management Consulting Co., Ltd., among Wei Chen, Lili He, BEST Inc., BEST Store Network (Hangzhou) Co., Ltd. and Hangzhou Baijia Business Management Consulting Co., Ltd., December 15, 2021 (English Translation) (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, initially filed with the Securities and Exchange Commission on April 18, 2022).

*8.1	List of Subsidiaries.

11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-218959), initially filed with the Securities and Exchange Commission on June 26, 2017).

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibits
**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King and Wood Mallesons

**15.3	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*        Filed herewith

**      Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
		Name:	Shao-Ning Johnny Chou
		Title:	Chairman and Chief Executive Officer
Date: April 21, 2023

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of long-lived assets

Description of the Matter

At December 31, 2022, the Company’s long-lived assets in the Company’s business, comprising of property and equipment, intangible assets and operating lease right-of-use assets were RMB2,604 million. As discussed in Note 2 to the consolidated financial statements, the Company groups long-lived assets at the lowest level of identifiable cash flows and assesses the asset group for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. The Company concluded no impairment existed as of December 31, 2022 as the estimated future undiscounted cash flows of its long-lived asset groups exceeded their carrying values.

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

To test the Company’s impairment assessment of the asset groups, our audit procedures included, among others, evaluating the significant assumptions used to develop the future undiscounted cash flows of the asset groups and testing the completeness and accuracy of the underlying data used by the Company. We assessed the significant assumptions used in the calculations which included, amongst others, the revenue growth rate, operating margin and operating expenses, by comparing to current industry and economic trends, and against historical performance and budgets. We also performed sensitivity analyses by assessing the changes to the future undiscounted cash flows of the asset groups resulting from changes in these significant assumptions.

Going concern
Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the continuous negative impact of  COVID-19 in 2022 and intense market competition had an adverse impact on the Company’s business operations and liquidity. The Company has incurred net losses from continuing operations of RMB1,465 million and generated negative cash flows from continuing operating activities of RMB1,052 million during the year ended December 31, 2022, and has an accumulated deficit of RMB18,935 million and a working capital deficit of RMB935 million as of December 31, 2022. The Company has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables. However, there are uncertainties as to whether the aforesaid plans can be successfully executed. These factors raised substantial doubt regarding the Company’s ability to continue as a going concern.

Auditing management’s evaluation of whether their plans to alleviate the substantial doubt regarding its ability to continue as a going concern is complex and involves subjective auditor judgment when assessing (i) the reasonableness of the cash flow forecasts and (ii) whether it is probable that management’s plans will be effectively implemented and alleviate substantial doubt.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s going concern assessment process. For example, we tested controls over management’s review of estimates and assumptions in the Company’s cash flow forecasts and the assessment of whether it is probable that their plans will be effectively implemented and alleviate substantial doubt.

To test the Company’s assessment regarding its ability to continue as a going concern, we performed audit procedures that included, among others, evaluating the reasonableness of management’s cash flow forecasts by making inquiries with management, comparing the forecasts used by management against historical performance and budgets, and to current industry and economic trends. We also performed sensitivity analyses of significant assumptions to evaluate the change in the cash flow forecasts that would result from changes in these assumptions. We considered the impact of subsequent events on the Company’s going concern assessment, and the Company’s financing arrangements in place as of the report date. In addition, we assessed the adequacy of the Company’s disclosures of the going concern uncertainty included in Note 2 to the consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 21, 2023

BEST INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents (including cash and cash equivalents of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of RMB26,166 and RMB5,042 (US$731) as of December 31, 2021 and 2022, respectively)		3,571,745	533,481	77,347
Restricted cash		675,159	399,337	57,898
Short-term investments		147,359	725,043	105,121
Accounts and notes receivable, net of allowance of RMB227,593 and RMB263,956 (US$38,270) as of December 31, 2021 and 2022, respectively	6	827,631	691,324	100,237
Prepayments and other current assets (including prepayments and other current assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of RMB12,046 and RMB17,909 (US$2,597) as of December 31, 2021 and 2022, respectively)	7	1,172,472	777,842	112,773
Lease rental receivables	10	298,364	43,067	6,244
Amounts due from related parties	23	125,198	76,368	11,072
Inventories		25,622	16,480	2,389
Total current assets		6,843,550	3,262,942	473,081
Non-current assets:
Restricted cash		1,069,244	1,545,605	224,092
Non-current deposits		92,866	50,767	7,361
Operating lease right-of-use assets	10	1,899,522	1,743,798	252,827
Lease rental receivables	10	235,429	40,188	5,827
Long-term investments	11	219,171	156,859	22,742
Property and equipment, net	8	762,642	784,732	113,775
Intangible assets, net	9	55,684	75,553	10,954
Goodwill	12	54,135	54,135	7,849
Other non-current assets		111,640	75,666	10,971
Total non-current assets		4,500,333	4,527,303	656,398
Total assets		11,343,883	7,790,245	1,129,479
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable (including accounts and notes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB60,669 and RMB22,379 (US$3,246) as of December 31, 2021 and 2022, respectively)		1,353,150	1,430,004	207,331
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB18,251 and RMB20,741 (US$3,005) as of December 31, 2021 and 2022, respectively)	14	1,591,639	1,145,654	166,103
Customer advances and deposits and deferred revenue (including customer advances and deposits and deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB341 and nil as of December 31, 2021 and 2022, respectively)		298,353	277,737	40,268
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB880 and RMB376 (US$55) as of December 31, 2021 and 2022, respectively)	10	518,248	544,262	78,911
Financing lease liabilities (including financing lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB10,383 (US$1,505) as of December 31, 2021 and 2022, respectively)	10	1,851	11,873	1,721
Amounts due to related parties	23	2,763	1,315	191
Income tax payable	17	587	1,563	227
Short-term bank loans (including short-term bank loans of the consolidated VIEs without recourse to the primary beneficiary of RMB120,500 and RMB110,142 (US$15,969) as of December 31, 2021 and 2022, respectively)	13	530,495	183,270	26,572
Long-term borrowings - current portion (including long-term borrowings - current portion of the consolidated VIEs without recourse to the primary beneficiary of RMB84,006 and nil as of December 31, 2021 and 2022, respectively)	15	287,814	79,148	11,475
Convertible senior notes held by a related party-current	16, 23	633,475	522,744	75,791
Convertible senior notes held by third parties-current	16	633,475	77	11
Total current liabilities		5,851,850	4,197,647	608,601

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
Non-current liabilities
Operating lease liabilities	10	1,456,843	1,292,057	187,331
Financing lease liabilities (including financing lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB24,702 (US$3,581) as of December 31, 2021 and 2022, respectively)	10	2,121	26,024	3,772
Long-term bank loans	13	769,767	928,894	134,677
Long-term borrowings	15	67,080	381	55
Convertible senior notes held by a related party	16, 23	955,097	522,744	75,791
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB438 (US$64) as of December 31, 2021 and 2022, respectively)		24,261	18,752	2,719
Total non-current liabilities		3,275,169	2,788,852	404,345
Total liabilities		9,127,019	6,986,499	1,012,946
Commitments and contingencies	26
Mezzanine Equity:
Convertible non-controlling interests	22, 23	191,865	191,865	27,818
Total mezzanine equity		191,865	191,865	27,818
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 1,858,134,053 shares authorized as of December 31, 2021 and 2022; 255,648,452 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	21	16,532	16,532	2,397
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 94,075,249 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	21	6,178	6,178	896
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 47,790,698 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	21	3,278	3,278	475
Treasury shares	21	(113,031)	—	—
Statutory reserves	21	167	—	—
Additional paid-in-capital		19,522,173	19,481,417	2,824,540
Accumulated deficit		(17,471,716)	(18,934,860)	(2,745,297)
Accumulated other comprehensive income	28	107,379	124,464	18,046
BEST Inc. shareholders’ equity		2,070,960	697,009	101,057
Non-controlling interests		(45,961)	(85,128)	(12,342)
Total shareholders’ equity		2,024,999	611,881	88,715
Total liabilities, mezzanine equity and shareholders’ equity		11,343,883	7,790,245	1,129,479

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenue from third parties
Freight delivery		7,695,749	8,244,435	4,843,121	702,187
Supply chain management		1,391,686	1,476,743	1,678,619	243,377
Global		616,934	992,518	708,745	102,758
Others		142,506	172,442	116,812	16,936
		9,846,875	10,886,138	7,347,297	1,065,258
Revenue from related parties
Freight delivery	23	—	—	45,157	6,547
Supply chain management	23	520,637	338,361	143,456	20,799
Global	23	160,722	201,337	208,162	30,181
		681,359	539,698	396,775	57,527
Total revenue		10,528,234	11,425,836	7,744,072	1,122,785

Cost of revenue
Freight delivery		(7,537,093)	(8,506,738)	(5,114,937)	(741,596)
Supply chain management (including rental of warehouse as a lessee from a related party of RMB18,011, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		(1,846,901)	(1,741,832)	(1,711,818)	(248,190)
Global		(875,733)	(1,258,511)	(1,081,587)	(156,815)
Others		(26,225)	(118,143)	(99,288)	(14,395)
Total cost of revenue		(10,285,952)	(11,625,224)	(8,007,630)	(1,160,996)

Gross profit (loss)		242,282	(199,388)	(263,558)	(38,211)
Selling expenses		(235,419)	(260,219)	(237,918)	(34,495)
General and administrative expenses (including operating costs paid to a related party of RMB14,861, RMB13,608 and RMB9,041 (US$1,311) for the years ended December 31, 2020, 2021 and 2022, respectively)		(867,517)	(881,498)	(889,345)	(128,943)
Research and development expenses		(136,065)	(180,204)	(144,181)	(20,904)
Other operating income, net		24,777	58,337	108,817	15,777
Total operating expenses		(1,214,224)	(1,263,584)	(1,162,627)	(168,565)

Loss from operations		(971,942)	(1,462,972)	(1,426,185)	(206,776)
Interest income		55,527	49,658	80,361	11,651
Interest expense (including interest expense to related parties of RMB46,460, RMB63,561 and RMB62,192 (US$9,017) for the years ended December 31, 2020, 2021 and 2022, respectively)		(119,177)	(142,751)	(89,058)	(12,912)
Foreign exchange (loss) gain		(8,243)	44,556	(132,730)	(19,244)
Other income, net		33,134	265,822	31,677	4,593
(Loss)/gain on change in fair value of derivative assets/liabilities		—	(14,918)	71,619	10,384
Loss before income taxes and share of net loss of equity investees		(1,010,701)	(1,260,605)	(1,464,316)	(212,304)
Income tax expense	17	(17,553)	(3,198)	(511)	(74)
Loss before share of net loss of equity investees		(1,028,254)	(1,263,803)	(1,464,827)	(212,378)
Share of net loss of equity investees		(180)	(58)	—	—
Net loss from continuing operations		(1,028,434)	(1,263,861)	(1,464,827)	(212,378)
Net (loss) income from discontinued operations, net of tax	4	(1,022,790)	1,473,489	(38,464)	(5,577)
Net (loss) income		(2,051,224)	209,628	(1,503,291)	(217,955)
Net loss from continuing operations attributable to non-controlling interests		(25,716)	(52,279)	(39,980)	(5,797)
Net (loss) income attributable to BEST Inc.		(2,025,508)	261,907	(1,463,311)	(212,158)
Net (loss) earnings per Class A, Class B and Class C ordinary share:
Basic and diluted
Continuing operations	19	(2.59)	(3.12)	(3.63)	(0.53)
Discontinued operations	19	(2.64)	3.80	(0.10)	(0.01)
Basic and diluted net (loss) earnings per share attributable to Class A, Class B and Class C ordinary shareholders	19	(5.23)	0.68	(3.73)	(0.54)
Net (loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares)
Basic and diluted net (loss) earnings per ADS	19, 21	(104.60)	13.60	(74.60)	(10.80)
Shares used in net (loss) earnings per share computation:
Class A ordinary shares:
Basic	19	245,626,959	246,207,464	250,326,701
Diluted	19	387,492,906	388,073,411	392,192,648
Class B ordinary shares:
Basic	19	94,075,249	94,075,249	94,075,249
Diluted	19	94,075,249	94,075,249	94,075,249
Class C ordinary shares:
Basic	19	47,790,698	47,790,698	47,790,698
Diluted	19	47,790,698	47,790,698	47,790,698
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments		(11,519)	(44,298)	17,085	2,477
Comprehensive loss from continuing operations		(1,039,953)	(1,308,159)	(1,447,742)	(209,901)
Comprehensive (loss) income from discontinued operations	4	(1,022,790)	1,473,489	(38,464)	(5,577)
Comprehensive loss from continuing operations attributable to non-controlling interests		(25,716)	(52,279)	(39,980)	(5,797)
Comprehensive (loss) income attributable to BEST Inc.		(2,037,027)	217,609	(1,446,226)	(209,681)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income		(2,051,224)	209,628	(1,503,291)	(217,955)
Less: Net (loss) income from discontinued operations, net of tax		(1,022,790)	1,473,489	(38,464)	(5,577)
Net loss from continuing operations		(1,028,434)	(1,263,861)	(1,464,827)	(212,378)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share of net loss of equity investees		180	58	—	—
Fair value change of equity investments without readily determinable fair values under the measurement alternative	11	(18,687)	(58,643)	—	—
Deferred income tax	17	(828)	—	—	—
Change in fair value change of derivative assets and derivative liabilities		—	14,918	(71,619)	(10,384)
Impairment of long-term investments	11	—	10,691	12,312	1,785
Depreciation and amortization		157,495	191,365	188,910	27,389
Lease expense to reduce operating lease right-of -use assets		600,923	769,005	713,799	103,491
Share-based compensation	20	115,463	107,681	72,096	10,453
Accretion on secured bank borrowings and convertible senior notes held by third parties		13,461	81,290	51,445	7,459
Accretion on convertible senior notes held by a related party		7,876	5,949	1,342	195
Allowance for credit losses		112,142	64,366	201,155	29,165
Loss (gain) on disposal of property and equipment		21,624	10,386	(6,919)	(1,003)
Gain on disposal of long-term investments	11	(5,658)	(247,145)	—	—
Gain from the repurchase of convertible senior notes	16	—	—	(17,356)	(2,516)
Foreign exchange loss (gain)		8,243	(44,556)	132,730	19,244
Changes in operating assets and liabilities:
Accounts and notes receivable		3,107,415	(2,796,772)	93,451	13,549
Inventories		(4,510)	2,647	9,142	1,325
Prepayments and other current assets		393,718	(1,391,552)	20,404	2,958
Amounts due from related parties		(49,982)	57,211	50,211	7,280
Non-current deposits		(24,647)	3,850	—	—
Other non-current assets		16,584	11,166	(49,223)	(7,137)
Lease rental receivables - interest portion		(5,648)	(10,885)	4,748	688
Accounts and notes payable		(3,081,236)	2,697,827	76,854	11,143
Income tax payable		7,192	(13,963)	976	142
Customer advances and deposits and deferred revenue		70,235	17,672	(20,616)	(2,989)
Accrued expenses and other liabilities		311,243	1,626,075	(352,380)	(51,093)
Amounts due to related parties		(20,462)	(972)	(1,448)	(210)
Other non-current liabilities		(3,003)	—	—	—
Operating lease liabilities		(630,172)	(734,943)	(696,849)	(101,034)
Net cash generated from (used in) continuing operating activities		70,527	(891,135)	(1,051,662)	(152,478)
Net cash used in discontinued operating activities		(301,762)	(1,912,826)	(66,174)	(9,594)
Net cash used in operating activities		(231,235)	(2,803,961)	(1,117,836)	(162,072)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(311,026)	(160,012)	(143,276)	(20,773)
Origination of lease rental and other financing receivables		(1,071,963)	(45,671)	—	—
Receipt of repayment on lease and other financing receivables-principal portion		876,230	1,165,834	554,195	80,351
Disposal of property and equipment and intangible assets to third parties		4,156	17,913	25,273	3,664
Disposal of property and equipment and intangible assets to a related party	23	—	—	16,013	2,322
Cash paid for business acquisitions (net of cash acquired of RMB562, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	5	(12,628)	(1,749)	—	—
Acquisition of intangible assets		(35,940)	(19,355)	(32,505)	(4,713)
Disposal of long-term investments	11	26,896	354,018	—	—
Acquisition of long-term investments		—	(50,000)	—	—
Proceeds from disposal of subsidiaries (net of cash disposed of nil, 576,051 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		—	3,550,235	—	—
Proceeds from maturities of short-term investments		913,099	425,120	1,804,329	261,603
Purchase of short-term investments		(242,026)	(349,212)	(2,233,094)	(323,768)
Other investing activities, net		121,677	103,613	159,821	23,172
Net cash generated from continuing investing activities		268,475	4,990,734	150,756	21,858
Net cash used in discontinued investing activities		(1,141,408)	(448,016)	—	—
Net cash (used in) generated from investing activities		(872,933)	4,542,718	150,756	21,858
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		2,044,227	906,341	110,142	15,969
Proceeds from long-term bank loans		75,838	701,085	138,635	20,100
Repayment of short-term bank loans		(1,401,500)	(2,245,093)	(530,495)	(76,915)
Repayment of long-term bank loans		—	(2,797)	(932)	(135)
Proceeds from loan from a related party		—	600,000	—	—
Repayment of loan from a related party		—	(600,000)	—	—
Proceeds from issuance of series A preferred shares of a subsidiary, net of issuance cost		—	191,865	—	—
Proceeds from convertible senior notes held by a related party, net of issuance costs	16	1,061,421	—	—	—
Proceeds from long-term borrowings, net of issuance costs	15	198,074	585,529	—	—
Principal repayment of long-term borrowings	15	(210,991)	(378,829)	(301,765)	(43,752)
Redemption of convertible senior notes held by a related party	16	—	—	(746,538)	(108,238)
Redemption of convertible senior notes held by third parties	16	—	—	(617,368)	(89,510)
Proceeds from other financing activities	10	2,024	2,440	1,722	250
Principal repayment of financing lease liabilities	10	(1,179)	(1,481)	(1,772)	(257)
Contributions from non-controlling interest shareholders		—	415	—	—
Proceeds from the exercise of share options		2,151	2,603	4	1
Repurchase of ordinary shares	21	(211,352)	—	—	—
Net cash generated from (used in) continuing financing activities		1,558,713	(237,922)	(1,948,367)	(282,487)
Net cash used in discontinued financing activities		(10,529)	(337,838)	—	—
Net cash generated from (used in) financing activities		1,548,184	(575,760)	(1,948,367)	(282,487)
Exchange rate effect on cash, cash equivalents and restricted cash		(192,110)	(55,970)	77,722	11,269
Net increase (decrease) in cash, cash equivalents and restricted cash		251,906	1,107,027	(2,837,725)	(411,432)
Cash, cash equivalents and restricted cash at the beginning of the year		3,957,215	4,209,121	5,316,148	770,769
Cash, cash equivalents and restricted cash at the end of the year		4,209,121	5,316,148	2,478,423	359,337

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Reconciliation of cash, cash equivalents and restricted cash:

	For the Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash and cash equivalents	1,180,787	3,571,745	533,481	77,347
Restricted cash – current	1,998,323	675,159	399,337	57,898
Restricted cash – non-current	333,313	1,069,244	1,545,605	224,092
Cash and cash equivalents held-for-sale	216,060	—	—	—
Restricted cash – current included in assets held-for-sale	104,103	—	—	—
Restricted cash – non-current included in assets held-for-sale	376,535	—	—	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,209,121	5,316,148	2,478,423	359,337

		For the Years ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		15,760	17,161	(1,487)	(216)
Interest expense paid		47,353	152,348	87,387	12,670
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	14	40,530	29,545	71,234	10,328
Acquisition of property and equipment through financing leases		4,279	3,972	37,897	5,493
Purchase consideration for business acquisitions included in accrued expenses and other liabilities	14	1,502	—	—	—

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

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.
						Accumulated
	Ordinary Shares			Additional		other		Non-	Total
	Number of		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	shares	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	386,119,349	25,988	(211,352)	19,487,232	8,038	151,677	(17,710,964)	(26,015)	1,724,604
Net income (loss) for the year	—	—	—	—	—	—	261,907	(21,749)	240,158
Other comprehensive loss	—	—	—	—	—	(44,298)	—	—	(44,298)
Reversal of statutory reserves	—	—	—	—	(7,871)	—	7,871	—	—
Share-based compensation	—	—	—	134,926	—	—	—	—	134,926
Adjustment of convertible non-controlling interests	—	—	—	—	—	—	(30,530)	—	(30,530)
Purchase from non-controlling interest shareholders	—	—	—	(4,269)	—	—	—	1,262	(3,007)
Contributions from non-controlling interest shareholders	—	—	—	—	—	—	—	541	541
Newly deposited and issued to depository bank-Citibank, N.A. (“Citi”)	5,000,000	—	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with shares held by Citi	(170,492)	—	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with treasury shares	(2,974,987)	—	98,321	(98,321)	—	—	—	—	—
Exercise of share options and vesting of restricted shares	3,145,479	—	—	2,605	—	—	—	—	2,605
Balance as of December 31, 2021	391,119,349	25,988	(113,031)	19,522,173	167	107,379	(17,471,716)	(45,961)	2,024,999

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.
						Accumulated
	Ordinary Shares			Additional		other		Non-	Total
	Number of		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	shares	capital	Reserves	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	391,119,349	25,988	(113,031)	19,522,173	167	107,379	(17,471,716)	(45,961)	2,024,999
Net loss for the year	—	—	—	—	—	—	(1,463,311)	(39,980)	(1,503,291)
Other comprehensive income	—	—	—	—	—	17,085	—	—	17,085
Reversal of statutory reserves	—	—	—	—	(167)	—	167	—	—
Share-based compensation	—	—	—	72,096	—	—	—	—	72,096
Purchase from non-controlling interest shareholders	—	—	—	(1,547)	—	—	—	813	(734)
Gain from early redemption of convertible senior notes	—	—	—	1,721	—	—	—	—	1,721
Settlement of exercised share options and vested restricted shares with shares held by Citi	(694,872)	—	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with treasury shares	(3,420,063)	—	113,031	(113,031)	—	—	—	—	—
Exercise of share options and vesting of restricted shares	4,114,935	—	—	5	—	—	—	—	5
Balance as of December 31, 2022	391,119,349	25,988	—	19,481,417	—	124,464	(18,934,860)	(85,128)	611,881
Balance as of December 31, 2022 in US$		3,768	—	2,824,540	—	18,046	(2,745,297)	(12,342)	88,715

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

On September 20, 2017, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange.

Prior to December 2021, the Group was principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, Store+ services, global logistic services and other value-added services. The Group’s principal geographic market is in the PRC.

In November 2020, the Company approved a disposal plan to wind down its Dianjia.com services business by the end of December 31, 2020 and committed to a plan to sell its Wowo convenience stores (“Store+ disposal plan”) in order to increase focus on the Company’s core businesses. In November 2021, the Company completed the disposal transaction of Sichuan Wowo Supermarket Chain Co., Ltd. (“Sichuan Wowo”).

In October 2021, the Company entered into a series of agreements with J&T Global Express Limited (“J&T”), a PRC limited liability company and a logistics services provider in China to sell its express delivery business in China. On December 9, 2021, the disposal was completed and Hangzhou BEST Network Technologies Co., Ltd. (“BEST Network”) and its subsidiaries were sold to J&T.

As a result, the related historical financial results of Store+ services and BEST Express delivery services (“BEST Express”) are reflected in the Company’s consolidated statements of comprehensive (loss) income as discontinued operations and the related assets and liabilities are reclassified as assets held-for-sale and liabilities held-for-sale on the Company’s consolidated balance sheets accordingly. See additional disclosures regarding the discontinued operation in Note 4 to the consolidated financial statements.

Subsequent to December 2021, the Group is principally engaged in the business of providing freight delivery services, supply chain management services, global logistic services and other value-added services.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Details of the Company’s principal subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2022 are as follows:

	Place of		Percentage of
	incorporation,		equity interest
	registration and	Date of	attributable
Name of Company	business	incorporation/acquisition	to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation	British Virgin Islands	May 22, 2007	100%	Investment holding
(“BEST BVI”)	(“BVI”)
BEST Logistics Technologies Limited	Hong Kong	May 29, 2007	100%	Investment holding
(“BEST HK”)	(“HK”)
BEST Capital Inc (“BEST Capital”)	Cayman Islands	December 13, 2017	100%	Investment holding
BEST Capital Holding Limited	BVI	December 13, 2017	100%	Investment holding
(“BEST Capital BVI”)
BEST Store Network Limited (“Store Cayman”)	Cayman Islands	July 24, 2017	100%	Investment holding
BEST Store Network Holding Limited	BVI	November 13, 2018	100%	Investment holding
(“Store BVI”)
BEST Store Network Management Limited	HK	November 16, 2018	100%	Investment holding
(“Store HK”)
BEST Capital Management Limited	HK	December 20, 2017	100%	Investment holding
(“BEST Capital HK”)
BEST Logistics Technologies (China) Co., Ltd.	PRC	April 23, 2008	100%	Freight delivery and Supply chain
(“BEST China”)				management services
BEST Store Network (Hangzhou) Co., Ltd.	PRC	May16, 2013	100%	Store + services
(“BEST Store”)
Zhejiang BEST Technology Co., Ltd.	PRC	July 26, 2007	100%	Logistics technical services
(“BEST Technology”)
Xinyuan Financial Leasing (Zhejiang) Co., Ltd.	PRC	January 15, 2015	100%	Financial services
(“BEST Finance”)
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd. (“BEST Ningbo”)	PRC	May 22, 2015	100%	Supply chain management services
VIEs
Hangzhou BEST Information Technology Services Co., Ltd. (“BEST Information Technology”)	PRC	October 23, 2019	Nil	UCargo transportation services
Hangzhou Baijia Business Management Consulting Co., Ltd. (“Hangzhou Baijia”)	PRC	December 20, 2019	Nil	Convenience store operations
Yunnan Trust Plan (“Trust Plan”)	PRC	March 11, 2021	Nil	Trust Plan
VIEs’ subsidiaries:
BEST UCargo Technologies (Hangzhou) Co., Ltd	PRC	September 8, 2017	Nil	UCargo transportation services
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

BEST Network holds a courier service operation permit that allows it to provide domestic mail delivery services in addition to parcel delivery services and an ICP license that allows it to provide value-added telecommunication services, all of which may constitute part of the Company’s comprehensive service offerings. Certain subsidiaries of BEST Information Technology have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with the BEST UCargo business. Sichuan Wowo, a subsidiary of Hangzhou Baijia, has obtained the tobacco monopoly retail license that would allow it to conduct tobacco retail business in connection with BEST Store+ business.

The contractual arrangements entered into among the Company, the wholly-owned PRC subsidiaries, the VIEs, and the VIEs’ shareholders include (i) certain equity pledge agreements, shareholders’ voting rights proxy agreements, exclusive call option agreements and certain loan agreements, which provide the Company the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the laws of mainland China, respectively; and (ii) certain exclusive technical services agreements, which allow the Company to receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries (the “Contractual Agreements”). As a result of these Contractual Agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries that most significantly impact their economic performance and is entitled to substantially all of the economic benefits from their operations. Therefore, the Company is the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements.

BEST Network

The following is a summary of the material provisions of the contractual arrangements relating to BEST Technology, BEST Network and BEST Inc.

Loan Agreements

BEST Technology entered into loan agreements with the nominee shareholders of BEST Network on October 12, 2011 and February 15, 2015 respectively. Pursuant to this loan agreement, BEST Technology has granted an interest-free loans with an aggregate amount of RMB13,780 to the nominee shareholders of BEST Network, which may only be used for the purpose of a capital injection of BEST Network. The nominee shareholders of BEST Network undertook, among others, not to transfer any of its equity interests in BEST Network to any third party. The loans are only repayable by the nominee shareholders through a transfer of their equity interests in BEST Network to BEST Technology or its designated party unless the nominee shareholders are in breach of the agreements, in which BEST Technology can request immediate repayment of the loans. The loan agreements are effective until full repayment of the loans or BEST Technology agrees to waive the loan.

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

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Technology, BEST Network and its nominee shareholders dated June 21, 2017, the nominee shareholders of BEST Network have pledged all of their equity interests in BEST Network in favor of BEST Technology to secure the performance by BEST Network and its nominee shareholders under the various contractual agreements, including the exclusive technical service agreement, loan agreements and exclusive call option agreement. The nominee shareholders further undertake that they will remit any distributions as a result in connection with such shareholder’s equity interests in BEST Network to BEST Technology, to the extent permitted by PRC laws. If BEST Network or any of their respective nominee shareholders breach any of their respective contractual obligations under the above agreements, BEST Technology, as pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose the pledged equity interest. The nominee shareholders of BEST Network agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in BEST Network, without the prior consent of BEST Technology. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

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

On December 9, 2021, the Company closed the sale of the BEST Network to J&T. BEST Network was no longer the VIE of the Company and the related contractual agreements were terminated as of December 8, 2021. The operation results and cashflows of BEST Network and its subsidiaries prior to the disposal date on December 9, 2021 are reflected as discontinued operations (Note 4) in the consolidated statements of comprehensive (loss) income and cash flows for all periods presented.

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

The following is a summary of the material provisions of the contractual arrangements relating to BEST China, BEST Information Technology and BEST Inc.

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

Through the design of the contractual agreements, the nominee shareholders of BEST Information Technology effectively assigned their full voting rights to the Company, which gives the Company the power to direct the activities that most significantly impact BEST Information Technology’s economic performance. In addition, BEST China is entitled to substantially all of the economic benefits from BEST Information Technology. The Company and BEST China, as a group of related parties, hold all of the variable interests of BEST Information Technology. The Company has been determined to be most closely associated with BEST Information Technology within the group of related parties. As a result of these contractual agreements, the Company is determined to be the primary beneficiary of BEST Information Technology.

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

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following is a summary of the material provisions of the contractual arrangements relating to BEST Store, Hangzhou Baijia and BEST Inc.

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

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among the Company, BEST Store, Hangzhou Baijia and its nominee shareholders, dated May 13, 2020, Hangzhou Baijia’s nominee shareholders have granted BEST Store and the Company, or a party designated by the Company or BEST Store, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou Baijia at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou Baijia has further granted BEST Store and the Company, or a party designated by the Company or BEST Store, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At the Company’s sole discretion, the Company has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, BEST Store or a party designated by the Company. Each of Hangzhou Baijia’s nominee shareholders may not, among other things, transfer any part of their equity interests to any party other than to the Company or BEST Store, or a party designated by the Company or BEST Store, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou Baijia, terminate or cause to terminate any material contracts of Hangzhou Baijia, or cause Hangzhou Baijia to declare or distribute profits, bonuses or dividends. The Company is obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou Baijia in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. The Company and BEST Store are not entitled to request repayment if Hangzhou Baijia or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to the Company or BEST Store, or a party designated by the Company or BEST Store, or if the Company or BEST Store unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou Baijia and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among the Company, BEST Store, Hangzhou Baijia and its equity holders, dated May 13, 2020, each of Hangzhou Baijia’s nominee shareholders has irrevocably authorized any person designated by BEST Store, with the Company’s consent, to exercise its rights as an equity holder of Hangzhou Baijia in a manner approved by the Company, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou Baijia.

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

On November 19, 2021 and December 8, 2021, the Company completed the disposal of Sichuan Wowo and legally deregistered Shanxi Wowo, the subsidiaries of Hangzhou Baijia, respectively. As a result, Sichuan Wowo and Shanxi Wowo were no longer the VIE’s subsidiaries of the Company as of December 31, 2021. The operation results and cashflows of Sichuan Wowo prior to the disposal date on November 19, 2021 for all periods presented are now reflected as discontinue operations (Note 4) in the consolidated statements of comprehensive (loss) income and cash flows for all periods presented. To facilitate the disposal, the Company cancelled the equity pledge of Sichuan Wowo, terminated the aforementioned original contractual arrangements and resigned a new set of contractual arrangements on December 15, 2021 with no changes in the key terms. The Company is still the primary beneficiary of Hangzhou Baijia.

Through the design of the contractual agreements, the nominee shareholders of Hangzhou Baijia effectively assigned their full voting rights to the Company, which gives the Company the power to direct the activities that most significantly impact Hangzhou Baijia’s economic performance. In addition, BEST Store is entitled to substantially all of the economic benefits from Hangzhou Baijia. The Company and BEST Store, as a group of related parties, hold all of the variable interests of Hangzhou Baijia. The Company has been determined to be most closely associated with Hangzhou Baijia within the group of related parties. As a result of these contractual Agreements, the Company is determined to be the primary beneficiary of Hangzhou Baijia.

In the opinion of the Company’s management and legal counsel, (i) the ownership structure of the Group, including its subsidiaries and the VIEs, is not in violation with any applicable PRC laws and regulations; (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws and (iii) Shareholder’s Voting Rights Proxy Agreement is not, conflict with or result in a breach of the terms or provisions of the Caymans Islands Law.

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

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	135,864	6,562	951
Accounts and notes receivable, net	113,700	41,357	5,996
Prepayments and other current assets	38,172	33,064	4,794
Amounts due from Group companies	156,699	233,032	33,786
Inventories	11	44	6
Total current assets	444,446	314,059	45,533
Non-current assets:
Operating lease right-of-use assets	188	—	—
Property and equipment, net	85,199	128,672	18,656
Intangible assets, net	52	—	—
Restricted cash	—	1,474	214
Total non-current assets	85,439	130,146	18,870
Total assets	529,885	444,205	64,403
LIABILITIES
Current liabilities:
Accounts and notes payable	60,669	22,379	3,246
Accrued expenses and other liabilities	17,294	20,390	2,954
Customer advances and deposits and deferred revenue	341	—	—
Operating lease liabilities	880	376	55
Financing lease liabilities	—	10,383	1,505
Amounts due to Group companies	455,925	393,834	57,101
Short-term bank loans	120,500	110,142	15,969
Total current liabilities	655,609	557,504	80,830
Non-current liabilities:
Financing lease liabilities	—	24,702	3,581
Other non-current liabilities	—	438	64
Total non-current liabilities	—	25,140	3,645
Total liabilities	655,609	582,644	84,475

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The revenue producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment. The VIEs contributed an aggregate of 21%, 27% and 5% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022 respectively, after elimination of intercompany transactions. As of December 31, 2021 and 2022, except for the VIE’s assets of Trust Plan previously mentioned, there are no other assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIEs are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue from continuing operations	2,242,830	3,116,599	380,358	55,147
Revenue from discontinued operations	20,240,608	16,486,807	—	—
Total revenue	22,483,438	19,603,406	380,358	55,147

Net loss from continuing operations	(20,634)	(104,999)	(12,182)	(1,766)
Net loss from discontinued operations	(915,208)	(1,936,791)	—	—

Net cash generated from (used in) continuing operating activities	93,624	(266,070)	152,483	22,110
Net cash used in discontinued operating activities	(158,772)	(1,938,454)	—	—
Net cash used in continuing investing activities	(25,455)	(349,795)	(28,269)	(4,099)
Net cash used in discontinued investing activities	(1,141,564)	(448,016)	—	—
Net cash (used in) generated from continuing financing activities	(22,701)	242,350	(252,218)	(36,568)
Net cash generated from discontinued financing activities	944,847	2,136,199	—	—
Exchange rate effect on cash, cash equivalents and restricted cash in continuing operating activities	—	(18)	176	26

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

The table sets forth the assets and liabilities of the consolidated ABS Plans and Trust Plan included in the Company’s consolidated balance sheets:

	As at December 31,
	2021	2022	2022
	RMB	RMB	US$
Cash and cash equivalents	26,166	5,042	731
Amounts due from related parties	175,253	35,877	5,202
Prepayments and other current assets	12,046	17,909	2,597
Total current assets	213,465	58,828	8,530
Amounts due from related parties	41,248	—	—
Total non-current assets	41,248	—	—
Total assets	254,713	58,828	8,530

Long-term borrowings – current portion	84,006	—	—
Amounts due to related parties	118,251	54,011	7,831
Accrued expenses and other liabilities	957	351	51
Total current liabilities	203,214	54,362	7,882
Amounts due to related parties	51,499	4,466	648
Total non-current liabilities	51,499	4,466	648
Total liabilities	254,713	58,828	8,530

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue from third parties	—	80,029	31,598	4,581
Cost of revenue	—	64,312	37,135	5,384
Net income (loss)	—	5,493	(8,775)	(1,272)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash generated from operating activities	—	53,373	21,385	3,100
Net cash (used in) generated from investing activities	(234,569)	(233,203)	184,929	26,812
Net cash generated from (used in ) financing activities	284,569	115,996	(227,438)	(32,974)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Going Concern

The continuous negative impact of COVID-19 in 2022 and intense market competition had an adverse impact on the Company’s business operations and liquidity. The Company has incurred net losses from continuing operations of RMB1,464,827 (US$212,378) and generated negative cash flows from continuing operating activities of RMB1,051,662 (US$152,478) during the year ended December 31, 2022, and had an accumulated deficit of RMB18,934,860 (US$2,745,297) and a working capital deficiency of RMB934,705 (US$135,520) as of December 31, 2022. As of December 31, 2022, the balance of the Group’s total cash and cash equivalents, current restricted cash and short-term investments was RMB1,657,861 (US$240,366).

These adverse conditions indicate that there is substantial doubt about the Group’s ability to continue as a going concern. Management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables. In the first quarter of 2023, the Group has successfully obtained new financing of RMB137,000 (US$19,863) short-term bank loans on credit maturing in one year, which allows the Group to enhance liquidity. Although the Group has achieved encouraging initial results from its plans to reduce its costs and expenditures in the first quarter of 2023 for certain business segments, if the Group is unsuccessful in its efforts or is unable to raise additional financing in the near term, the Group may be required to significantly reduce or scale back its operations. There are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Group be unable to continue as a going concern.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB 6.8972 per US$1.00 on December 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

The Company’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable, short-term loans and long-term loans; (b) deposits held in designated bank accounts for the issuance of Trust Plan; and (c) security deposits required by the Company’s operating leases for sortation centers and warehouses.

As of December 31, 2021 and 2022, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB198,350 and RMB775,692 (US$112,464), respectively. As of December 31, 2021 and 2022, the restricted cash related to the deposits held in designated bank accounts for the issuance of Trust Plan was RMB16,650 and RMB16,650 (US$ 2,414), respectively. As of December 31, 2021 and 2022, restricted cash related to the security deposit required by the Company’s operating leases for sortation centers and warehouses was RMB166,082 and RMB144,613 (US$ 20,967), respectively.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company has determined it has four reporting units (that also represent operating segments) in 2021, excluding the former Store+ reporting unit and BEST Express reporting unit which were reported as discontinued operations in the consolidated statements of comprehensive (loss) income and the corresponding goodwill allocated to the Store+ reporting unit and BEST Express reporting unit was classified as assets held-for-sale on the consolidated balance sheets prior to their disposals (Note 4). As of December 31, 2021 and 2022, goodwill was allocated to two reporting units including Freight delivery reporting unit and Global reporting unit (Note 12). The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have weighted average estimated useful lives from the date of purchase/capitalization as follows:

Category	Estimated Useful Life
Customer relationships	3.89 years
Software	3.43 years

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivables, certain other current assets, short-term investments, amounts due from related parties, long-term investments, certain other non-current assets, accounts and notes payable, short-term bank loans, derivative liabilities, long-term bank loans, long-term borrowings, convertible senior notes and amounts due to related parties, certain other current liabilities and certain other non-current liabilities. The carrying values of the financial instruments included in current assets and liabilities excluding derivative liabilities approximate their fair values due to their short-term maturities. The carrying amount of other non-current financial assets, long-term bank loans, convertible senior notes and other non-current financial liabilities approximates its fair value as the related interest rates approximate market rates for similar debt instruments of comparable maturities. The fair value of the Company’s derivatives assets and derivatives liabilities is determined utilizing market observable forward exchange rates (Note 25).

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible Non-controlling Interests

Convertible non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

Convertible non-controlling interests represent redeemable equity interests issued by the Company’s subsidiary to certain investors (Note 22) and have been classified as mezzanine equity in the consolidated balance sheets as these redeemable interests are contingently redeemable upon the occurrence of certain conditional event, which is not solely within the control of the Company. Convertible non-controlling interests are initially measured at fair value at issuance date and recorded at issuance price, net of issuance cost. Net income of the subsidiary attributable to the convertible non-controlling interests was subsequently recorded pursuant to ASC 810, Consolidation. After the attribution, the Company considers the provisions of ASC 480, Distinguish Liabilities from Equity (“ASC 480”) to determine whether any further adjustments are necessary to increase the carrying value of the convertible non-controlling interests. Adjustments to the carrying amount of the convertible non-controlling interests are recorded through retained earnings.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Freight delivery service (continued)

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

UCargo service

The Company services as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The Company is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. Since January 1, 2022, due to the winding down of UCargo, the Company reported UCargo services together with Freight delivery services. Prior year’s comparative figures related to UCargo services revenue of RMB2,519,919 and RMB2,809,081 under “Revenue -Others” for the years ended December 31, 2020 and 2021, respectively have been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Other services

Other services mainly represent SaaS software service and Capital service the Company provided to customers.

SaaS software service

The Company serves as a proprietary technology platform to provide solution services to the ecosystem participants. The Company is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized ratably over the contract period and is initially recorded as “Customer advances and deposits and deferred revenue”. For the years ended December 31, 2020, 2021 and 2022, the revenue recognized from SaaS software service was nil, RMB34,639, and RMB41,286 (US$5,986), respectively.

Capital service

The Company serves as a financing platform to provide tailored financing solutions to BEST’s ecosystem participants, such as fleet and equipment financing lease service and factoring services. Revenue generated from provision of capital services primarily consists of interest income on lease rental and other financing receivables, which is recognized as revenue using the effective interest rate method. For the years ended December 31, 2020, 2021 and 2022, the revenue recognized from Capital service was RMB142,506, RMB117,622, and RMB29,899 (US$4,335), respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Contract assets represent unbilled amounts resulting from provision of transportation services as the Company has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of December 31, 2021 and 2022.

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

The balances of contract liabilities arising from contracts with customers as of December 31, 2021 and 2022 were as follows:

	Balance at	Balance at	Balance at
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$

Contract liabilities	98,411	90,505	13,122

Revenue recognized in the years ended December 31, 2020, 2021 and 2022 that was included in the contract liabilities balance at the beginning of the period was RMB35,287, RMB81,951 and RMB 80,003 (US$11,599), respectively. This revenue was driven primarily by freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract such as commissions incurred with obtaining a contract, the Company capitalizes the incremental contract costs and amortizes the capitalized contract costs using a straight-line basis over the term of the contract. The capitalized contract costs as of December 31, 2021 and 2022 and the related amortization for the years ended December 31, 2020, 2021 and 2022 was insignificant.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of revenue

Cost of revenue consists primarily of transportation costs including cost of freight delivery accessories, operating costs for the delivery platforms, hubs and sortation centers, operating costs for the supply chain management network, last-mile delivery service fees, salaries and benefits of related personnel, depreciation, rental costs, and other related operating costs.

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive (loss) income. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were RMB18,886, RMB16,871 and RMB8,775 (US$1,272), respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded as “Other operating income, net” if the subsidies are of operating nature, or as non-operating income in “Other income” if the subsidies are of non-operating nature, or as a reduction of specific cost or expenses if such subsidies are intended to compensate such amounts. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as “Other operating income, net” or “Other income” or as a reduction of specific cost or expenses when the conditions are met.

The Company adopted Accounting Standards Update (“ASU”) No. 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring annual disclosures of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The adoption of this new standard did not have a material impact on our consolidated financial statements.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from sales-type and direct financing leases as an investing cash inflow. For the year ended December 31, 2020, 2021 and 2022, total cash originations of sales-type and direct financing leases were RMB91,343, RMB45,606 and nil, respectively. For the year ended December 31, 2020, 2021 and 2022, total cash receipts from sales-type and direct financing leases were RMB380,187, RMB546,221 and RMB318,674 (US$46,203), respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and depreciation of property and equipment. The Company expenses research and development costs as they are incurred, except for the costs incurred in the development phase for the development of internal use software that fulfill the capitalization criteria under ASC 350-40. The Company amortizes the capitalized costs over their estimated useful lives. The amount of the capitalized research and development expenses during the years ended December 31, 2020, 2021 and 2022 was RMB 34,926, RMB16,477 and RMB33,252 (US$4,821), respectively, which was recorded in “Intangible Assets – net” on the consolidated balance sheets.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation

Awards granted to employees and non-employees

The Company had granted awards to employees and non-employees and the Company’s subsidiary had granted awards that are exercisable in the underlying entity’s ordinary shares. The Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards only with service conditions, the Company has elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. For awards with performance and service conditions, the Company uses the accelerated method for awards granted with graded vesting. The Company accounts for forfeitures as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted by the Company to employees and non-employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

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

The Company accounts for long-term held-to-maturity debt securities in accordance with ASC 320, Investments-Debt Securities (“ASC 320”). Long-term held-to-maturity debt securities include time deposits in financial institutions, with maturities of greater than twelve months, that the Company has positive intent and ability to hold to maturity, which are stated at amortized cost.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments

ASC 815, Derivatives and Hedging (“ASC 815”) requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivative liabilities （assets）represent freestanding forward exchange rate contracts that do not qualify for hedge accounting in accordance with ASC 815. The derivative liabilities are recorded in “Accrued liabilities and other payables” and “Other non-current liabilities” and measured at fair value in the consolidated balance sheets. The derivative assets are recorded in “Prepayments and other current assets” and “Other non-current assets” and measured at fair value in the consolidated balance sheets. Changes in the fair value of derivative liabilities (assets) is recognized in “(Loss) Gain on change in fair value of derivative assets/liabilities” in the consolidated statements of comprehensive (loss) income. The notional amount of the derivative contracts related to the forward exchange rate were US$120,500 and US$242,500 as of December 31, 2021 and 2022, respectively. Changes in fair value of derivative liabilities (assets) were loss of RMB14,918 and gain of RMB71,619 (US$10,384) for the years ended December 31, 2021 and 2022, respectively. The fair value of the Company’s derivatives was determined utilizing market observable forward exchange rates.

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

Earnings (Loss) per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic earning (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Class A, Class B and Class C ordinary shares are participating securities. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A, Class B and Class C ordinary shares are identical, except with respect to voting and conversion (Note 21). In accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A, Class B and Class C ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

Preferred shares issued by the Company’s subsidiary, which are classified as convertible non-controlling interests in mezzanine equity, do not affect the Company’s basic earnings per share. The Company includes its subsidiary’s diluted earnings per share in the Company’s diluted earnings per share only when the effect is dilutive.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer and each of its major service lines is a discrete operating and reportable segment. There were changes to the Company’s disclosure for reportable segments in 2022 and prior period segment information were retrospectively revised to conform to current period presentation (Note 24).

Impact of COVID-19

The COVID-19 pandemic continues to evolve. In 2022, there have been outbreaks of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts the Group’s long-term results will depend on future developments which are highly uncertain, unpredictable and beyond the Group’s control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future governmental actions that may be taken in response to these developments, such as measures to stimulate the general economy to improve business conditions, especially for SMEs. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and involve a higher degree of variability and volatility that could result in material changes to the Group’s current estimates in future periods.

Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

3.CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable and lease rental and other financing receivables. As of December 31, 2021 and 2022, RMB5,167,085 and RMB2,401,207 (US$348,142), respectively, of the Company’s cash and cash equivalents, restricted cash and notes receivable were primarily deposited in PRC state-owned financial institutions located in the PRC, which management believes are of high credit quality. PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC financial institutions regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned financial institutions. Meanwhile, the Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. Notes receivable represents notes receivable issued by PRC state-owned reputable financial institutions from which the Company is entitled to receive the full face amount at its maturity. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.CONCENTRATION OF RISKS (CONTINUED)

Concentration of credit risk (Continued)

The Company is exposed to default risk on its lease rental and other financing receivables amounting to RMB1,049,416 and RMB233,786 (US$33,896) as of December 31, 2021 and 2022, respectively. The Company regularly reviews the creditworthiness and lease rental and other financing receivables are fully collateralized by assets the Company can repossess in the event of default. The Company assesses the allowance for credit losses related to lease rental and other financing receivables on currency convertibility on a quarterly basis, either on an individual or collective basis. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

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

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2020, 2021 and 2022.

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

3.CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was appreciation of approximately 6.5%, appreciation of approximately 2.3% and depreciation of approximately 9.2% in the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

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

4.DISCONTINUED OPERATIONS

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

On November 18, 2021, the Company completed the disposal transaction of Sichuan Wowo with a cash consideration of RMB250,000 and recognized a corresponding loss on disposal of RMB34,276 in net income (loss) from discontinued operations in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2021.

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

On December 9, 2021, the Company completed the disposal transaction of BEST Network with cash consideration of RMB3,876,286 and liabilities assumed by the buyer of RMB5,612,888. The Company recognized a gain on disposal of BEST Express of RMB3,213,599 in net income (loss) from discontinued operations in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2021.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.DISCONTINUED OPERATIONS (CONTINUED)

The following tables set forth statement of operations and cash flows of discontinued operations of Store+ services and BEST Express (“Discontinued Operations”) which were included in the Company’s consolidated financial statements:

	For the years ended December 31,
	2020	2021*	2022	2022
	RMB	RMB	RMB	US$
Revenue	21,667,354	16,334,363	—	—
Cost of revenue	(21,389,399)	(17,313,107)	—	—
Gross profit (loss)	277,955	(978,744)	—	—
Selling expenses	(687,328)	(364,917)	—	—
General and administrative expenses	(566,169)	(530,479)	(31,617)	(4,584)
Research and development expenses	(87,671)	(51,465)	—	—
Other operating income, net	35,753	243,391	—	—
Total operating expenses	(1,305,415)	(703,470)	(31,617)	(4,584)
Loss from discontinued operations	(1,027,460)	(1,682,214)	(31,617)	(4,584)
Interest income	19,200	15,099	—	—
Interest expenses	(55,430)	(32,613)	—	—
Foreign exchange loss	(3,715)	(2,367)	—	—
Gains on disposal	—	3,179,323	—	—
Other income	56,315	37,570	—	—
Other expense	(8,614)	(41,309)	(6,847)	(993)
(Loss) Income before income taxes	(1,019,704)	1,473,489	(38,464)	(5,577)
Income tax expense	(3,086)	—	—	—
Net (loss) income from discontinued operations	(1,022,790)	1,473,489	(38,464)	(5,577)

*

Including the financial results of discontinued operations of Store+ and BEST express delivery services from January 1, 2021 to November 30, 2021 and from January 1, 2021 to December 8, 2021, respectively.

During the year ended December 31, 2021 and 2022, total financial results presented in the Company’s continuing operations from the Discontinued Operations after the disposals transactions as intra-entity transactions are as follows:

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Revenue
Freight delivery	6,271	45,664	6,621
Supply chain management	4,500	16,547	2,399
Others	42,162	20,080	2,911
Total revenue	52,933	82,291	11,931
Cost of revenue
Freight delivery	(4,274)	(34,262)	(4,967)
Supply chain management	(3,390)	(5,315)	(771)
Others	(4,036)	(13,761)	(1,995)
Total cost of revenue	(11,700)	(53,338)	(7,733)
Interest income	4,671	—	—

During the year ended December 31, 2021 and 2022, the net cash inflows received by the Company’s continuing operations from the Discontinued Operations after the disposal transactions were RMB43,678 and RMB246,106 (US$35,682), respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

5.BUSINESS COMBINATIONS

During the years ended December 31 2020,the Company completed multiple acquisitions of global logistics service operations to complement its existing businesses and achieve synergies in southeast Asia. The purchase consideration was not significant. Results of the acquired business have been included in the Company’s consolidated financial statements since the acquisition date. Goodwill recognized in 2020 represents the expected synergies from integrating the global logistics service and is not tax deductible.

The actual results of operations after the acquisition date and pro-forma results of operations for these acquisitions have not been presented because the effects of these acquisitions were insignificant.

During the year ended December 31, 2021 and 2022, there were no new business acquisitions.

6.ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	1,046,060	950,666	137,838
Notes receivable	9,164	4,614	669
Allowance for credit losses	(227,593)	(263,956)	(38,270)
Accounts and notes receivable, net	827,631	691,324	100,237

The movements in the allowance for credit losses were as follows:

	As at December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance at beginning of the year	(70,861)	(204,124)	(227,593)	(32,998)
Adoption of ASU 2016-13	(35,752)	—	—	—
Additions	(108,151)	(31,291)	(43,295)	(6,277)
Write-offs	10,640	7,822	6,932	1,005
Balance at end of the year	(204,124)	(227,593)	(263,956)	(38,270)

As of December 31, 2021 and 2022, the Company derecognized notes receivable transferred to a bank but not yet due of RMB 163,000 and nil, respectively.

The maximum exposure to loss from the Company’s continuing involvement in the derecognized notes receivable and the undiscounted cash flows to repurchase these derecognized notes receivable is equal to their carrying amounts. The fair values of the Company’s continuing involvement in the derecognized notes receivable are not significant.

For the years ended December 31, 2020, 2021 and 2022, the Company has not recognized any gain or loss on the date of transfer of the derecognized notes receivable. No gains or losses were recognized from the continuing involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

7.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Value-added taxes (“VAT”) recoverable	305,524	283,001	41,031
Receivables from failed sale-leaseback transactions (1)	428,810	176,210	25,548
Rental and other deposits	66,786	88,972	12,899
Fair value accounting of financial instruments	—	49,077	7,115
Factoring receivables (2)	212,582	39,105	5,670
Interest receivables	26,068	28,112	4,076
Government grant	19,000	—	—
Others	147,448	167,688	24,310
Allowance for credit losses (3)	(33,746)	(54,323)	(7,876)
	1,172,472	777,842	112,773
(1)	Failed sale-leaseback transactions as buyer-lessor

The Company has certain failed sales-leaseback transactions of certain motor vehicles and logistic equipment in which the Company acts as buyer-lessor but the seller-lessee does not transfer the control of the leased asset to the Company. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive (loss) income. Interest income was insignificant for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Company recorded receivables from failed sale-leaseback transactions due within one year of RMB428,810 and RMB176,210 (US$25,548), respectively, under the “Prepayments and other current assets”. As of December 31, 2021 and 2022, the Company recorded receivables from failed sale-leaseback transactions due over one year of RMB109,295 and RMB25,811 (US$3,742), net of allowance for credit losses of RMB4,752 and RMB7,621 (US$1,105), respectively, under “Other non-current assets”.

(2)	Factoring receivables

The Company provides factoring service to provide capital as a lender to certain third-party suppliers who transfer their rights to future cash receipts from accounts receivable with recourse through a factoring arrangement to fund their operations and improve their credit position within one year. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive (loss) income. Interest income was RMB32,308, RMB34,956 and RMB7,536 (US$1,093) for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the allowance for credit losses of factoring receivables were RMB10,781 and nil, respectively.

(3)	Allowance for credit losses

The movements in the allowance for credit losses were as follows:

	As at December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance at beginning of the year	—	(12,196)	(33,746)	(4,893)
Adoption of ASU 2016-13	(3,793)	—	—	—
Additions	(8,403)	(21,550)	(31,358)	(4,546)
Write‑offs	—	—	10,781	1,563
Balance at end of the year	(12,196)	(33,746)	(54,323)	(7,876)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

8.PROPERTY AND EQUIPMENT, NET

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Machinery and electronic equipment	585,524	677,471	98,224
Leasehold improvements	682,489	683,804	99,142
Motor vehicles	138,876	179,769	26,064
Construction in progress	105,146	49,193	7,132
	1,512,035	1,590,237	230,562
Less: accumulated depreciation	(749,393)	(805,505)	(116,787)
	762,642	784,732	113,775

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB9,632 and RMB5,460, respectively, as of December 31, 2021 and RMB48,336(US$7,008) and RMB7,772 (US$1,127), respectively, as of December 31, 2022. Future minimum lease payments are disclosed in Note 10. Depreciation expense of property and equipment, including assets under financing leases, was RMB145,161, RMB183,332 and RMB176,341 (US$25,567) for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the balances of construction in progress were RMB105,146 and RMB49,309 (US$7,149), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipment.

9.INTANGIBLE ASSETS, NET

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,515
Software	65,001	106,071	15,379
Capitalized internal use software in progress	50,582	44,423	6,441
	126,032	160,943	23,335
Less: accumulated amortization	(70,348)	(85,390)	(12,381)
	55,684	75,553	10,954

Amortization expense of intangible assets was RMB12,334, RMB8,033 and RMB12,569 (US$1,822) for the years ended December 31, 2020, 2021 and 2022, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
2023	26,809	3,887
2024	25,272	3,664
2025	19,028	2,759
2026	4,269	619
2027	175	25
	75,553	10,954

No impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.LEASES

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

The net investment in direct financing and sales-type leases are presented as “Lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Current assets:
Direct financing leases	175,708	42,295	6,132
Sales-type leases	122,656	772	112
	298,364	43,067	6,244
Non-current assets:
Direct financing leases	134,010	30,682	4,448
Sales-type leases	101,419	9,506	1,379
	235,429	40,188	5,827
Total	533,793	83,255	12,071

For the years ended December 31, 2020, 2021 and 2022, the Company recorded RMB85,285, RMB45,644 and RMB5,389 (US$781) of interest income from direct financing and sales-type leases as a lessor in “Revenue – Others” on the consolidated statements of comprehensive (loss) income.

The net investment in direct financing and sales-type leases consisted of:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Total minimum lease payments receivable	605,285	136,188	19,745
Less: Executory costs	—	—	—
Minimum lease payments receivable	605,285	136,188	19,745
Less: Allowance for credit losses	(27,159)	(42,313)	(6,135)
Net minimum lease payments receivable	578,126	93,875	13,610
Unguaranteed residuals	—	—	—
Less: Unearned income	(44,333)	(10,620)	(1,539)
Net investment in financing leases	533,793	83,255	12,071
Current portion	298,364	43,067	6,244
Non-current portion	235,429	40,188	5,827

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.LEASE (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the December 31, 2022 are as follows:

	As at December 31
	2022
	RMB	US$
For the year ending December 31, 2023	52,236	7,574
For the year ending December 31, 2024	30,813	4,466
For the year ending December 31, 2025	8,318	1,206
For the year ending December 31, 2026	2,480	360
For the year ending December 31, 2027	28	4
Thereafter	—	—
Total minimum lease payments	93,875	13,610
Unearned income	(10,620)	(1,539)
Net investment in direct financing and sales-type leases	83,255	12,071

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

	For the years ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating lease cost	685,771	674,892	671,422	97,347
Short-term lease cost	126,846	100,766	116,107	16,834
Financing lease cost:
Amortization of ROU assets	2,519	1,293	2,313	335
Interest	245	169	202	29

Total lease cost	815,381	777,120	790,044	114,545

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.LEASE (CONTINUED)

Financing and operating leases as Lessee (continued)

	For the years ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	869,129	745,032	770,580	111,724
Operating cash flows from financing leases	245	169	202	29
Financing cash flows from financing leases	1,179	1,481	1,772	257
ROU assets obtained in exchange for new operating lease liabilities	537,302	780,576	560,056	81,200
ROU obtained in exchange for new finance lease liabilities	2,023	1,493	38,134	5,529
Weighted-average remaining lease term (in years):
Operating leases	4.13	5.03	4.58	—
Financing leases	3.16	2.79	2.99	—
Weighted-average discount rate:
Operating leases	7.68%	7.67%	7.86%
Financing leases	5.16%	5.19%	5.67%

For the year ended December 31, 2020, total lease costs of RMB772,731, RMB642, and RMB39,244 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2021, total lease costs of RMB740,554, RMB1,035, and RMB34,069 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2022, total lease costs of RMB755,519 (US$109,540), RMB1,616 (US$234), and RMB30,394(US$4,407) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2022 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended December 31, 2023	669,495	97,067	13,840	2,007
For the year ended December 31, 2024	558,874	81,029	13,684	1,984
For the year ended December 31, 2025	375,557	54,451	12,853	1,864
For the year ended December 31, 2026	221,942	32,179	1,171	170
For the year ended December 31, 2027	114,936	16,664	12	2
Thereafter	288,351	41,807	—	—
Total minimum lease payments	2,229,155	323,197	41,560	6,027
Less: imputed interest	392,836	56,955	3,663	534
Total lease liability balance	1,836,319	266,242	37,897	5,493
Minimum payments related to leases not yet commenced as of December 31, 2022	37,346	5,415	37,819	5,483

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.LONG-TERM INVESTMENTS

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Equity investments without readily determinable fair value	169,171	156,859	22,742
Long-term time deposits	50,000	—	—
Total Long-term Investments	219,171	156,859	22,742

Equity investments without readily determinable fair value

The total carrying value of equity investments without readily determinable fair value as of December 31, 2021 and 2022 were as follows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Initial cost basis	57,241	57,241	8,299
Cumulative unrealized gains	116,930	116,930	16,953
Cumulative unrealized losses (including impairment)	(5,000)	(17,312)	(2,510)
Total carrying value	169,171	156,859	22,742

During the years ended December 31, 2021, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer and the aggregate carrying amount of these investments was RMB86,977 as of December 31, 2021. There is no orderly transactions for an identical or similar investment of the same issuer identified during the year ended December 31, 2022.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Gross unrealized gains	18,687	58,643	—	—
Gross unrealized losses (including impairment) (1)	—	(5,000)	(12,312)	(1,785)
Net unrealized gains (loss) on equity securities held	18,687	53,643	(12,312)	(1,785)
Net realized gains on equity securities sold	5,658	247,145	—	—
Total net gains (loss) recognized	24,345	300,788	(12,312)	(1,785)
(1)	Nil gross unrealized losses (downward adjustments excluding impairment) were recognized for the years ended December 31, 2020, 2021 and 2022. In 2021 and 2022, the Company believed that there was a decline in value that was other-than-temporary and recorded impairment of RMB5,000 and RMB12,312 (US$1,785) in “Other expense” in the consolidated statements of comprehensive (loss) income, respectively. Impairment losses of nil, RMB5,000 and RMB12,312 (US$1,785) were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.LONG-TERM INVESTMENTS (CONTINUED)

Equity investments without readily determinable fair value (continued)

In 2020 and 2021, the Company disposed partial equity interests in the equity investments without readily determinable fair value with the carrying amount of RMB 27,937 and RMB100,149 for a cash consideration of RMB33,595 and RMB347,294 and realized a gain on disposal of RMB5,658 and RMB247,145, respectively, which was included in “Other income” in the consolidated statement of comprehensive (loss) income for the years ended December 31, 2020 and 2021. Among which, the Company sold 1.0% share of equity investment without readily determinable fair value with the carrying amount of RMB71,667 to Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”), a related party of the Company, with cash consideration RMB220,000 and realized a gain on disposal of RMB148,333.

12.GOODWILL

	Freight
	delivery	Global	Total
Balance as of December 31, 2021	5,580	48,555	54,135
Balance as of December 31, 2022	5,580	48,555	54,135
Balance as of December 31, 2022 (US$)	809	7,040	7,849

The Company performed a qualitative assessment for the Freight delivery services reporting unit for the years ended December 31, 2020, 2021 and 2022 based on the requirements of ASC 350-20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the Freight delivery services reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2021 and 2022.

For the years ended December 31, 2020, 2021 and 2022, the Company performed a quantitative assessment for the Global reporting unit by estimating the fair value of the reporting unit based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, revenue growth rates and operating margin. The fair value of the reporting unit exceeded its carrying value and therefore, goodwill related to the Global reporting unit was not impaired.

No impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

13.SHORT-TERM AND LONG-TERM BANK LOANS

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	40,000	—	—
Pledged short-term bank loans	369,995	73,128	10,603
Secured bank borrowings	120,500	110,142	15,969
	530,495	183,270	26,572
Long-term bank loans pledged by deposits	769,767	928,894	134,677
Total	1,300,262	1,112,164	161,249

During the years ended 2020, 2021 and 2022, the Group factored certain intercompany notes receivables with a total face value of RMB462,287, RMB475,491 and RMB110,142(US$ 15,969) to several domestic banks for total proceeds of RMB446,652, RMB462,170 and RMB108,365(US$15,711), respectively, at effective interest rates ranging from 1.40% to 5.20%. As these factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing and were recognized as secured bank borrowings included in “Short-term bank loans”.

Short-term bank loans consisted of several bank loans denominated in RMB. The total deposits in restricted cash pledged for short-term bank loans and secured bank borrowings was RMB439,285 and RMB191,642 (US$27,785) as of December 31, 2021 and 2022, respectively. The total accounts receivable pledged for short-term bank loans was RMB194,995 and nil as of December 31, 2021 and 2022, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and 2022, was 3.84% and 1.74%, respectively. The total intercompany notes receivable pledged for secured bank borrowings was RMB120,500 and RMB110,142 (US$15,969) as of December 31, 2021 and 2022, respectively.

Long-term bank loans were denominated in US$. The deposits in restricted cash pledged for long-term bank loans was RMB847,300 and RMB 998,800 (US$144,812) as of December 31, 2021 and 2022, respectively. Long-term bank loans amounted to RMB774,089 (US$112,232) will mature in 2024 and long-term bank loans amounted to RMB154,805 (US$22,445) will mature in 2025 The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and 2022, was 1.75% and 1.06%, respectively.

14.ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Salary and welfare payable	769,761	624,166	90,496
Customer deposits	282,666	218,366	31,660
Accrued expenses	73,545	86,270	12,508
Accrual for purchases of property and equipment	29,545	71,234	10,328
Other tax payables	40,741	12,005	1,741
Fair value accounting of financial instruments	14,918	5,452	790
Accrued contingent liabilities	200,114	—	—
Others	180,349	128,161	18,580
	1,591,639	1,145,654	166,103

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.LONG-TERM BORROWINGS

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Long-term borrowings-current:
Yunnan Trust Plan-Senior level debts	84,006	—	—
Secured borrowings from Houfu	118,250	54,011	7,831
Secured borrowings from Chengdu Gongtou	85,558	25,137	3,644
	287,814	79,148	11,475
Long-term borrowings-non-current:
Secured borrowings from Houfu	46,496	—	—
Secured borrowings from Chengdu Gongtou	20,584	381	55
	67,080	381	55

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

15.LONG-TERM BORROWINGS (CONTINUED)

Xinyuan Leasing Asset Backed Special Plans (Continued)

As a result of the series of transactions described above, the Series A and B tranches of the Plans issued to external investors were considered borrowings from external investors. The proceeds from borrowings from external investors is a financing activity and reported as “Proceeds from issuance of long-term borrowings to external investors, net of issuance costs” on the consolidated statements of cash flows. Repayments on the borrowings totaled RMB210,991, RMB96,829 and nil during the years ended 2020, 2021 and 2022 from external investors were made according to the payment schedule. As of December 31, 2020 and 2021, the ABS Plan I and II were fully repaid with no outstanding balances from external investors, respectively.

Yunnan Trust Plan

In March 2021, BEST Finance transferred certain lease receivables with remaining lease terms ranging from 18 months to 36 months originated from its finance leasing services business with future cash flows of RMB577,347 at a discount price of RMB449,671 to Yunnan International Trust Co., Ltd., a third party, which then created Yunnan Trust Plan (the “Trust Plan”). The Trust Plan contemporaneously issued Senior and Junior level debt securities of RMB319,610 and RMB130,061, respectively. The annual yield of the Senior securities is 8% and was all acquired by Sinolink Yong Fu Assets management (“Sinolink”), a related party of Yunnan International Trust Co., Ltd., BEST Finance acquired all the Junior securities which are exposed to all expected losses and entitled to receive all residual returns of the Trust Plan. The Senior debt securities mature in 14 months and the Junior debt securities mature in 33 months. BEST Finance repays the cash collected from the individual lessee of the lease receivables to the Trust Plan, with the principal amount of Senior debt securities and interest of Junior debt securities paid firstly in installments and then the principal amount of Junior debt securities in installments. The residual returns will be repaid to Junior debt securities holders at the end of the Trust Plan.

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

As a result of the series of transactions described above, the Senior level debt securities of the Trust Plan issued to external investors were considered borrowings from external investors. During the year ended December 31, 2021 and 2022, the Company made repayments on the borrowings totaled RMB248,844 and RMB84,365 (US$12,232), respectively, to Yunnan Trust. The Senior level debt securities of the Trust Plan were fully repaid during 2022. As of December 31, 2021 and 2022, the total outstanding borrowings related to the Senior level debt securities were RMB84,006, and nil, which were repayable within one year, respectively. The weighted average effective interest rate for the outstanding Senior level debt securities borrowings was 14.86% and 16.49% as of December 31, 2021 and 2022, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.LONG-TERM BORROWINGS (CONTINUED)

Secured borrowings from Houfu

Concurrently with the set-up of the Trust Plan, BEST Finance transferred the beneficial rights of another set of lease rental receivables with future cash flows of RMB166,149 to Ningbo Houfu Business management consulting partnership (“Houfu”), a related party of Sinolink, at a discounted price of RMB133,200. The proceeds received from Houfu were used by BEST Finance to acquire the Junior debt securities of the Trust Plan. BEST Finance agreed to transfer all the benefits it received from the Junior debt securities in the Trust Plan including the principal and interest of the Junior debt securities to repay its obligations to Houfu in installments over 33 months with BEST Finance’s rights in Junior debt securities as collateral.

Since the Company has continuing involvement with the lease receivables transferred to Houfu by providing guarantee to the performance of the transferred lease receivables and the transferred financial assets are not legally isolated from the Company, the transferred lease receivables were not derecognized and are accounted for as secured borrowings in the consolidated financial statements.

During the year ended December 31, 2021 and 2022, the Company made repayments on the borrowings totaled nil and RMB131,851 (US$19,117), respectively, to Houfu. The weighted average effective interest rate for the outstanding secured borrowings from Houfu was 32.21% and 37.27% as of December 31, 2021 and 2022, respectively.

The future payment schedule for the secured borrowings from Houfu is as follows:

	Future cash flow
	RMB	US$
For the year ending December 31, 2023	62,921	9,123
Total future cash flows	62,921	9,123

Secured borrowings from Chengdu Gongtou

In August 2021, BEST Finance transferred the beneficial rights of certain lease receivables with future cash flows of RMB161,031 to Chengdu Gongtou Finance Lease Limited (“Chengdu Gongtou”) at their present value of RMB135,858.

Since the Company has continuing involvement with the lease receivables transferred to Chengdu Gongtou by providing guarantee to the performance of the transferred lease receivables and the transferred financial assets are not legally isolated from the Company, the transferred lease receivables were not derecognized and are accounted for as secured borrowings in the consolidated financial statements. The Company will repay the secured borrowings to Chengdu Gongtou in installments of 33 months. During the year ended December 31, 2021 and 2022, the Company made repayments totaled RMB33,156 and RMB85,549 (US$12,403), respectively. The weighted average effective interest rate for the outstanding secured borrowings from Gongtou was 17.16% and 18.85% as of December 31, 2021 and 2022, respectively.

The future payment schedule for the secured borrowings from Chengdu Gongtou is as follows:

	Future cash flows
	RMB	US$
For the year ending December 31, 2023	21,531	3,122
For the year ending December 31, 2024	390	57
Total future cash flows	21,921	3,179

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.CONVERTIBLE SENIOR NOTES

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Current liabilities:
Convertible Senior Notes held by a related party-current
2024 Convertible Notes	633,475	—	—
2025 Convertible Notes	—	522,744	75,791
Convertible Senior Notes held by third parties-current
2024 Convertible Notes	633,475	77	11
	1,266,950	522,821	75,802
Non-current liabilities:
Convertible Senior Notes held by a related party-non-current
2025 Convertible Notes	955,097	522,744	75,791
	955,097	522,744	75,791

1) 2024 Convertible Notes

On September 17, 2019, the Company issued US$200,000 convertible senior notes (the “2024 Convertible Notes”) to several initial purchasers, of which US$100,000 were issued to Alibaba.com Hong Kong Limited (“Alibaba HK”), an entity affiliated with Alibaba Group Holding Limited (“Alibaba Group”), a principal shareholder of the Company and US$100,000 to third parties, respectively. The 2024 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 1.75% per annum on April 1 and October 1 of each year, beginning on April 1, 2020. The 2024 Convertible Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

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

The initial conversion rate for the 2024 Convertible Notes is 7.0922 of the Company’s American depositary shares (“ADSs”) per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$141.00 per ADS, subject to certain anti-dilution and make-whole fundamental change adjustments but is not adjusted for any accrued and unpaid interest. Upon conversion, the Company is required to deliver ADSs to such converting holders and both issuer and holders have no other settlement options.

The holders may require the Company to repurchase all or a portion of the 2024 Convertible Notes for cash on September 30, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

In 2022, the Company repurchased US$199,989 (equivalent to RMB1,379,364) aggregate principal amount of the 2024 Convertible Notes requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$11 (equivalent to RMB77) aggregate principal amount of the 2024 Convertible Notes remained outstanding.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.CONVERTIBLE SENIOR NOTES (CONTINUED)

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

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2021 and 2022 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the years ended December 31, 2021 and 2022. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

In accounting for the 2024 Convertible Notes prior to the adoption of ASU 2020-06, the Company determined that no beneficial conversion feature was recognized for the 2024 Convertible Notes as the fair value per ADS at the commitment date was US$110.60, which was less than the most favorable conversion price. The Company early adopted ASU 2020-06 on January 1, 2021, which eliminated the beneficial conversion feature and the adoption had no impact in the accounting for the 2024 Convertible Notes.

In connection with the issuance of the 2024 Convertible Notes, the Company also purchased capped call options on the Company’s ADS with certain counterparties at a price of US$22,500 (equivalent to RMB159,138), which was recorded as a reduction of the Company’s additional paid-in capital on the consolidated balance sheet with no subsequent changes in fair value recorded. The capped call exercise price is equal to the 2024 Convertible Notes’ initial conversion price and the cap price is US$200.00 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2024 Convertible Notes with such reduction subject to a cap.

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

16.CONVERTIBLE SENIOR NOTES (CONTINUED)

1) 2024 Convertible Notes (continued)

As of December 31, 2021 and 2022, the principal amount of the 2024 Convertible Notes was RMB1,275,140 and RMB77 (US$11) respectively, unamortized debt discount was RMB8,190 and nil respectively, and the net carrying amount of the 2024 Convertible Notes was RMB1,266,950 and RMB77 (US$11) respectively.

For the years ended December 31, 2021 and 2022, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2024 Convertible Notes was RMB34,758 and RMB21,768 (US$3,156), respectively. As of December 31, 2022, the 2024 Convertible Notes will be accreted up to the principal amount of US$11 (equivalent to RMB77) over a remaining period of 1.75 years.

2) 2025 Convertible Notes

On June 3, 2020, the Company issued US$150,000 convertible senior notes to Alibaba HK. The 2025 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 4.5% per annum on July 1 and January 1 of each year, beginning on January 1, 2021. The 2025 Convertible Notes will mature on June 3, 2025 unless redeemed, repurchased or converted prior to such date.

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

The initial conversion rate for the 2025 Convertible Notes is 823.723 of the Company’s American depositary shares (“ADSs”) per US$100,000 principal amount of the 2025 Convertible Notes, which is equivalent to an initial conversion price of US$121.40 per ADS, subject to certain anti-dilution and make-whole fundamental change adjustments but is not adjusted for any accrued and unpaid interest. Upon conversion, the Company is required to deliver ADSs to such converting holders and both issuer and holders have no other settlement options.

The holders may require the Company to repurchase all or a portion of the 2025 Convertible Notes for cash within a period of ninety days starting from June 3, 2023 at a repurchase price equal to 100% of the principal amount of the 2025 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (the “Early Redemption Rights”). In April 2023, the Company signed an amendment term sheet with Alibaba HK and modified the Early Redemption Rights of the 2025 Convertible Notes (Note 30). The Contingent Redemption Options and Contingent Interest Features are similar with the terms described for the 2024 Convertible Notes issued in 2019.

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

16.CONVERTIBLE SENIOR NOTES (CONTINUED)

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

The 2025 Convertible Notes Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the 2025 Convertible Notes Contingent Interest Features on the issuance date and at December 31, 2021 and 2022 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended December 31, 2021 and 2022. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

In accounting for the 2025 Convertible Notes prior to the adoption of ASU 2020-06, the Company determined that no beneficial conversion feature was recognized for the 2025 Convertible Notes as the fair value per ADS at the commitment date was US$109.80, which was less than the most favorable conversion price. The Company early adopted ASU 2020-06 on January 1, 2021, which eliminated the beneficial conversion feature and the adoption had no impact in the accounting for the 2025 Convertible Notes.

The net proceeds from the issuance of the 2025 Convertible Notes were US$149,340 (equivalent to RMB1,061,421), after deducting offering expenses of US$660 (equivalent to RMB4,689) from the initial proceeds of US$150,000 (equivalent to RMB1,066,110).

As of December 31, 2021, the principal amount of the 2025 Convertible Notes was RMB956,355, unamortized debt discount was RMB1,258 and the net carrying amount of the 2025 Convertible Notes was RMB955,097. As of December 31, 2022, the principal amount of the 2025 Convertible Notes was RMB1,046,074 (US$150,000), unamortized debt discount was RMB586 (US$84) and the net carrying amount of the 2025 Convertible Notes was RMB1,045,488 (US$149,916).

For the years ended December 31, 2021 and 2022, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2025 Convertible Notes was RMB45,508 and RMB48,708 (US$7,062), respectively. As of December 31, 2022, the non-current portion of 2025 Convertible Notes will be accreted up to the principal amount of US$75,000 (equivalent to RMB523,037) over a remaining period of 1.42 years.

17.TAXATION

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

17.TAXATION (CONTINUED)

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2020, 2021 and 2022, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK, BEST Capital HK and Store HK are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The current enterprise income tax law (“EIT Law”) applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. Any companies located in jurisdictions outside of the PRC, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2022, the Company has not accrued for PRC tax on such basis as the Group’s non-PRC entities had zero assessable profits in the PRC for the period after January 1, 2008. The Company will continue to monitor the tax status of its non-PRC entities with regards to the PRC tax resident enterprise rules.

Pursuant to relevant laws and regulations in the PRC and with approval from tax authorities in charge, one of the Company’s subsidiaries, meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. BEST Technology has renewed the HNTE certificate in 2022 and is subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2022 through 2024.

Withholding tax on undistributed dividends

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a nonresident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor directly owns at least 25% of the shares of the FIE).

The Company’s loss before income taxes and share of net loss of equity investees consists of the following:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
PRC	(758,737)	(954,592)	(1,053,407)	(152,730)
Non-PRC	(251,964)	(306,013)	(410,909)	(59,574)
	(1,010,701)	(1,260,605)	(1,464,316)	(212,304)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.TAXATION (CONTINUED)

Withholding tax on undistributed dividends (continued)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax	(18,381)	(3,198)	(511)	(74)
Deferred income tax	828	—	—	—
	(17,553)	(3,198)	(511)	(74)

A reconciliation of the differences between the PRC statutory tax rate and the Company’s effective tax rate for enterprise income tax from continuing operations is as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Loss before income taxes and share of net loss of equity investees	(1,010,701)	(1,260,605)	(1,464,316)	(212,304)
Income tax computed at the statutory tax rate of 25%	252,675	315,151	366,079	53,076
Non-deductible expenses	(46,106)	(112,363)	(20,250)	(2,936)
Effect of different tax rates in different jurisdictions and preferential tax rate	(48,650)	447,053	(68,037)	(9,864)
Research and development expenses deduction	21,834	25,756	14,223	2,062
Non-taxable income	11,152	6,525	6,395	927
Provision to return	(5,776)	14,568	(74,577)	(10,813)
Deferred tax expense	828	(21,245)	(1,462)	(212)
Tax rate change	18,594	2,890	(483)	(70)
Expired tax loss	(37,469)	(112,725)	(160,285)	(23,239)
Change in valuation allowance	(184,635)	(568,808)	(62,114)	(9,005)
	(17,553)	(3,198)	(511)	(74)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.TAXATION (CONTINUED)

Deferred tax

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	295,568	278,341	40,356
Customer advances and deposits	1,255	10,431	1,512
Allowance for credit losses and inventory provision	87,264	101,187	14,671
Allowance for long-term investment	—	3,078	446
Depreciation and amortization expense	21,997	18,961	2,749
Net operating losses carrying forwards	1,365,724	1,410,903	204,562
Lease liabilities	493,773	467,623	67,799
Total deferred tax assets	2,265,581	2,290,524	332,095
Valuation allowance*	(1,756,168)	(1,818,282)	(263,626)
Total deferred tax assets net of valuation allowance	509,413	472,242	68,469
*

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a three-year cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2021 and 2022. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes of equity investments	(29,232)	(29,232)	(4,238)
Accrued revenue recognition difference	(5,300)	(3,765)	(546)
Right-of-use assets	(474,881)	(439,245)	(63,685)
Total deferred tax liabilities	(509,413)	(472,242)	(68,469)

As of December 31, 2021 and 2022, the Company has net operating losses from continuing operations of RMB5,702,254 and RMB5,621,989 (US$815,112) primarily from its subsidiaries and VIEs in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2022 will expire from years 2023 to 2032 if not utilized. As of December 31, 2022, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2022, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB26,600 (US$3,857). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries are not determined because such a determination is not practicable.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2021 and 2022, the Company recorded an unrecognized tax benefit of RMB78,800 and RMB94,572 (US$13,711) respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2021 and 2022, unrecognized tax benefits of RMB50,451 and RMB58,813 (US$8,527), respectively, if ultimately recognized, will impact the effective tax rate. A rollforward of unrecognized tax benefits is as follows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Beginning balance	48,966	78,800	11,425
Additions	30,263	15,772	2,286
Decreases	(429)	—	—
Ending balance	78,800	94,572	13,711

During the years ended December 31, 2020, 2021 and 2022, the Company recorded insignificant late payment interest expense as part of income tax expense and did not incur any penalties.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years ended December 31, 2017 through December 31, 2022 of the PRC subsidiaries, the VIEs and its subsidiaries remain open to examination by the taxing jurisdictions.

18.RESTRICTED NET ASSETS

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

18.RESTRICTED NET ASSETS (CONTINUED)

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

For the years ended December 31, 2020, the Company’s PRC subsidiaries had appropriated RMB173 of statutory reserves and had reversed RMB7,871 and RMB167 (US$24) of statutory reserves, respectively, for the year ended December 31, 2021 and 2022, which are included in shareholder’s equity.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIEs and the subsidiaries of the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and surplus reserves of the Company’s PRC subsidiaries and the VIEs and the subsidiaries of the VIEs, totaling RMB5,269,936 (US$764,069) as of December 31, 2022; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation SX, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 are disclosed in Note 29.

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

19.EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	2020			2021			2022
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(635,610)	(243,440)	(123,668)	(768,670)	(293,707)	(149,205)	(909,443)	(131,855)	(341,778)	(49,553)	(173,626)	(25,173)
Net (loss) income from discontinued operations, net of tax	(648,334)	(248,312)	(126,144)	934,833	357,198	181,458	(24,552)	(3,562)	(9,225)	(1,336)	(4,687)	(679)
Net (loss) income attributable to ordinary shareholders—basic	(1,283,944)	(491,752)	(249,812)	166,163	63,491	32,253	(933,995)	(135,417)	(351,003)	(50,889)	(178,313)	(25,852)
Denominator:
Weighted average number of ordinary shares outstanding—basic	245,626,959	94,075,249	47,790,698	246,207,464	94,075,249	47,790,698	250,326,701	250,326,701	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(2.59)	(2.59)	(2.59)	(3.12)	(3.12)	(3.12)	(3.63)	(0.53)	(3.63)	(0.53)	(3.63)	(0.53)
Discontinued operations	(2.64)	(2.64)	(2.64)	3.80	3.80	3.80	(0.10)	(0.01)	(0.10)	(0.01)	(0.10)	(0.01)
Basic (loss) income per share	(5.23)	(5.23)	(5.23)	0.68	0.68	0.68	(3.73)	(0.54)	(3.73)	(0.54)	(3.73)	(0.54)

Basic loss per ADS:
Basic net (loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares)	(104.60)	(104.60)	(104.60)	13.60	13.60	13.60	(74.60)	(10.80)	(74.60)	(10.80)	(74.60)	(10.80)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.EARNINGS (LOSS) PER SHARE (CONTINUED)

	2020			2021			2022
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(635,610)	(243,440)	(123,668)	(768,670)	(293,707)	(149,205)	(909,443)	(131,855)	(341,778)	(49,553)	(173,626)	(25,173)
Net (loss) income from discontinued operations, net of tax	(648,334)	(248,312)	(126,144)	934,833	357,198	181,458	(24,552)	(3,562)	(9,225)	(1,336)	(4,687)	(679)
Net (loss) income attributable to ordinary shareholders—basic	(1,283,944)	(491,752)	(249,812)	166,163	63,491	32,253	(933,995)	(135,417)	(351,003)	(50,889)	(178,313)	(25,852)
Reallocation of net loss from continuing operations attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(367,108)	—	—	(442,912)	—	—	(515,404)	(74,726)	—	—	—	—
Reallocation of net (loss) income from discontinued operations, net of tax attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(374,456)	—	—	538,656	—	—	(13,912)	(2,015)	—	—	—	—
Reallocation of net (loss) income attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 21)	(741,564)	—	—	95,744	—	—	(529,316)	(76,741)	—	—	—	—
Net (loss) income attributable to ordinary shareholders—diluted	(2,025,508)	(491,752)	(249,812)	261,907	63,491	32,253	(1,463,311)	(212,158)	(351,003)	(50,889)	(178,313)	(25,852)
Denominator:
Weighted average number of ordinary shares outstanding—basic	245,626,959	94,075,249	47,790,698	246,207,464	94,075,249	47,790,698	250,326,701	250,326,701	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares (Note 21)	141,865,947	—	—	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares for continuing operations outstanding - diluted	387,492,906	94,075,249	47,790,698	388,073,411	94,075,249	47,790,698	392,192,648	392,192,648	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares for discontinued operations outstanding - diluted	387,492,906	94,075,249	47,790,698	388,073,411	94,075,249	47,790,698	392,192,648	392,192,648	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares outstanding - diluted	387,492,906	94,075,249	47,790,698	388,073,411	94,075,249	47,790,698	392,192,648	392,192,648	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(2.59)	(2.59)	(2.59)	(3.12)	(3.12)	(3.12)	(3.63)	(0.53)	(3.63)	(0.53)	(3.63)	(0.53)
Discontinued operations	(2.64)	(2.64)	(2.64)	3.80	3.80	3.80	(0.10)	(0.01)	(0.10)	(0.01)	(0.10)	(0.01)
Diluted (loss) income per share	(5.23)	(5.23)	(5.23)	0.68	0.68	0.68	(3.73)	(0.54)	(3.73)	(0.54)	(3.73)	(0.54)

Diluted (loss) income per share:
Diluted net (loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares)	(104.60)	(104.60)	(104.60)	13.60	13.60	13.60	(74.60)	(10.80)	(74.60)	(10.80)	(74.60)	(10.80)

For the years ended December 31, 2020, 2021 and 2022, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 21). The effects of all outstanding share options, restricted share units, convertible senior notes were excluded from the computation of diluted loss per share relating to the continuing operation and discontinued operations for the years ended December 31, 2020, 2021 and 2022, as the effects would be antidilutive on the loss from continuing operations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS

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

2017 Stock Incentive Plan (the “2017 Plan”)

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

20.SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees

A summary of the employee share option activity under the 2008 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2021	1,249,435	0.75	6.86	10.02	128
Granted	—	—	—	—	—
Exercised	(965)	0.75	7.67	—	—
Forfeited/Expired	(193,428)	0.75	5.95	—	—
Outstanding, December 31, 2022	1,055,042	0.75	7.02	9.02	—
Vested as at December 31, 2022	17,237,222	0.67	2.37	5.67	—
Exercisable as at December 31, 2022	1,055,042	0.75	7.02	9.02	—

The aggregate intrinsic value in the table above represents higher of the difference between the closing share price on the last trading day in 2022 and the option’s respective exercise price or zero. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB881,376, RMB884,679 and nil respectively.

No share option awards were granted to employees during the years ended December 31, 2020, 2021 and 2022. The total fair value of the equity awards vested under 2008 Plan during the years ended December 31, 2020, 2021 and 2022 were RMB34,671, RMB8,583 and nil, respectively.

There were no new grants of share option awards during the years ended December 31, 2020, 2021 and 2022 or any outstanding share options under the 2017 Plan as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, there were no remaining unrecognized employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS (CONTINUED)

Options granted to non-employees

A summary of the non-employee share option activity under the 2008 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2021	1,439,177	0.70	2.47	6.65	216
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, December 31, 2022	1,439,177	0.70	2.47	5.65	—
Vested at December 31, 2022	1,838,173	0.65	2.43	5.32	—
Exercisable at December 31, 2022	1,439,177	0.70	2.47	5.65	—

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2022 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB20,448, RMB20,457 and nil, respectively.

No share option awards were granted to non-employees during the years ended December 31, 2020, 2021 and 2022. The total fair value of the equity awards vested during the years ended December 31, 2020, 2021 and 2022 were nil, nil and nil, respectively.

There were no new grants of non-employee share option awards during the years ended December 31, 2020, 2021 and 2022 or any outstanding non-employee share options under the 2017 Plan as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, there were no remaining unrecognized non-employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS (CONTINUED)

Restricted Shares

The following table summarizes the Company’s Restricted Shares activity under the 2017 Plan:

		Weighted-
		average
	Number of	grant-date
	shares	fair value
		US$
Outstanding, December 31, 2021	7,908,426	4.36
Granted	2,932,800	0.69
Vested	(2,718,074)	5.38
Forfeited	(989,559)	3.85
Outstanding, December 31, 2022	7,133,593	2.54
Vested and expected to vest as at December 31, 2022	16,259,040

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2020, 2021 and 2022 was US$5.23, US$2.17 and US$0.69, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2022, there was RMB69,900 (US$10,135) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 1.71 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year ended December 31, 2020, 2021 and 2022, the Company granted 189,715, 80,000 and 160,000 Restricted Shares to non-employees, which were fully vested and issued during the year.

Modification of Restricted Shares related to the disposal of BEST Network

On November 16, 2021, the Board of Directors of the Company approved the 1,235,896 RSUs granted but not vested upon certain BEST Express employees shall be accelerated and to be vested all at once upon the closing of the disposal of BEST Network. There is no incremental compensation cost immediately before and after the modification date of November 16, 2021. The Company recognized the remaining unrecognized share-based compensation expenses related to these RSUs of RMB18,181 during the year ended December 31, 2021 for the accelerated vesting of RSUs due to the disposal.

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenue	1,190	345	321	46
Selling expenses	7,715	9,654	3,523	511
General and administrative expenses	98,795	88,361	63,280	9,175
Research and development expenses	7,763	9,321	4,972	721
Share-based compensation expenses from continuing operations	115,463	107,681	72,096	10,453
Share-based compensation expenses from discontinued operations	22,738	27,245	—	—
Total share-based compensation expenses	138,201	134,926	72,096	10,453

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries

2020 Equity Incentive Plan of BEST Asia Inc (the “2020 BEST Asia Plan”)

On December 31, 2020, the shareholders and Board of Directors of BEST Asia Inc (“BEST Asia”) approved 2020 BEST Asia Plan, which is administrated by the Board of Directors of BEST Asia. Under the 2020 BEST Asia Plan, BEST Asia reserved 75,000,000 ordinary shares of BEST Asia to its eligible employees, directors and officers of BEST Asia and consultants. The purpose of the 2020 BEST Asia Plan is to attract and retain key employees, directors and officers of outstanding ability and to motivate them to exert their best efforts on behalf of BEST Asia by providing incentives through granting awards.

The options granted under the 2020 BEST Asia Plan to purchase the ordinary shares of BEST Asia have a contractual term of 10 years and will become vested either (i) immediately upon grant; or (ii) with respect to 25% of the options on the first anniversary of the vesting period, and thereafter in thirty-six equal monthly installments of 2.09% each on the last day of every month that has elapsed following the first anniversary of the vesting period until the options are 100% vested. Under the 2020 BEST Asia Plan, all share options granted are not exercisable until the completion of BEST Asia’s IPO.

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date, no share-based compensation expenses was recognized for the year ended December 31, 2020, 2021 and 2022. Upon the IPO completion date, the Company will immediately recognize the deferred compensation expenses associated with options that are vested as the IPO completion date and recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee equity award activity under the 2020 BEST Asia Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2021	38,614,000	0.01	0.06	9.05	32,494
Granted	16,855,000	0.01	0.04	—	—
Forfeited	(12,516,100)	0.01	0.06	—	—
Outstanding, December 31, 2022	42,952,900	0.01	0.06	8.05	36,145
Vested and expected to vest as at December 31, 2022	42,952,900	0.01	0.06	8.05	36,145
Exercisable as at December 31, 2022	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the BEST Asia’s ordinary share as of December 31, 2022 and the option’s respective exercise price.

As of December 31, 2022, there was RMB6,690 (US$970) of total unrecognized employee share-based compensation expenses, related to vested but not exercisable share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries (continued)

2020 BEST Asia Plan (continued)

Grant date fair value of BEST Asia’s employee share options

The grant date fair value of share options granted by BEST Asia was determined using the binomial option valuation model, which requires the input of various assumptions including risk-free interest rate, expected share price volatility and early exercise factor. For expected share price volatilities, the Company has made reference to historical volatilities of several comparable companies. The early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the grant date fair value of BEST Asia’s share options granted to employees are as follows:

	2021	2022
Risk-free interest rate	0.92%~1.51%	1.78%~3.88%
Expected share price volatility	40.5%~49.1%	45.8%~46.6%
Multiple of early exercise	2.5x	2.5x
Fair value per ordinary shares as at valuation date	0.07	0.05~0.07

2022 Equity Incentive Plan of BEST CloudSoft Inc. (the “2022 BEST CloudSoft Plan”)

In 2022, the shareholders and Board of Directors of the Company. approved the 2022 BEST CloudSoft Plan, which is administrated by the Board of Directors of the Company. BEST CloudSoft Inc. reserved 30,000,000 ordinary shares of BEST CloudSoft Inc. to its eligible employees, directors and officers BEST CloudSoft Inc. and consultants. The purpose of the 2022 BEST CloudSoft Plan is to attract and retain the services of employees, directors and consultants considered essential to the success of the Company.

The options granted under the 2022 BEST CloudSoft Plan to purchase the ordinary share of BEST CloudSoft Inc. have a contractual term of 10 years and will become vested either (i) immediately upon grant; or (ii) with respect to 25% of the options on the first anniversary of the vesting period, and thereafter in thirty-six equal monthly installments of 2.09% each on the last day of every month that has elapsed following the first anniversary of the vesting period until the options are 100% vested. Under the 2022 BEST CloudSoft Plan, all share options granted are not exercisable until the completion of BEST CloudSoft Inc.’s IPO.

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date, no share-based compensation expenses was recognized for the year ended December 31 2022. Upon the IPO completion date, the Company will immediately recognize the deferred compensation expenses associated with options that are vested as the IPO completion date and recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries (continued)

2022 BEST CloudSoft Plan (continued)

A summary of the employee equity award activity under the 2022 BEST CloudSoft Plan is stated below:

Number of
options

Outstanding, December 31, 2021	—
Granted	13,150,000
Forfeited	(300,000)
Outstanding, December 31, 2022	12,850,000
Vested and expected to vest as at December 31, 2022	12,850,000
Exercisable as at December 31, 2022	—

21.SHAREHOLDERS’ EQUITY

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

In November 2019, the Board of Directors of the Company authorized a share repurchase program (“2019 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100,000 from the open market over a period of 18 months in accordance with applicable securities laws from time to time. During the years ended December 31, 2021 and 2022, the Company did not repurchase any ADSs under the 2019 Share Repurchase Program. During the year ended December 31, 2020, the Company repurchased an aggregate of 319,752.50 ADSs, representing 6,395,050 Class A ordinary shares under the 2019 Share Repurchase Program, at an average price of US$93.80 per ADS, for RMB211,352 (US$32,391). These repurchased shares are intended to be used for grants under the 2017 Plan. The remaining shares are recorded as Treasury shares on the consolidated balance sheets. During the years ended December 31, 2020, 2021 and 2022, nil, 2,974,987 and 3,420,063 repurchased Class A ordinary shares are granted under 2017 Plan. As of December 31, 2021 and 2022, 3,420,063 and nil repurchased shares are recorded as Treasury shares on the consolidated balance sheets.

The ratio of the ADSs to Class A ordinary shares changed from one (1) ADS to one (1) Class A ordinary share, to one (1) ADS to five (5) Class A ordinary shares, effective at the start of trading on May 20, 2022. The ratio of ADSs to Class A ordinary shares changed from one (1) ADS to five (5) Class A ordinary shares, to one (1) ADS to twenty (20) Class A ordinary shares, effective at the start of trading on April 4, 2023.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.CONVERTIBLE NON-CONTROLLING INTERESTS

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Balance at beginning of the year	—	191,865	27,818
Issuance of BEST Asia Series A preferred shares, net of issuance cost	191,865	—	—
Net loss attributable to convertible non-controlling interests	(30,530)	—	—
Adjustment of convertible non-controlling interests	30,530	—	—
Balance at end of the year	191,865	191,865	27,818

On June 30, 2021, BEST Asia, a wholly-owned subsidiary of the Company, issued 150,000,000 convertible series A preferred shares (the “BEST Asia Series A Preferred Shares”) to Taobao China Holding Limited, a related party investor, at a price of US$0.20 per share for a total cash consideration of US$30,000 (equivalent to RMB193,803). The BEST Asia Series A Preferred Shares holder have the rights, at its option, to convert the outstanding principal amount of the BEST Asia Series A Preferred Shares to the ordinary shares of BEST Asia at any time with the initial conversion price of US$0.20 per share subject to certain anti-dilution adjustment.

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

23.RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group
Alibaba.com Hong Kong Limited (“Alibaba HK”)	Entity controlled by a principal shareholder of the Group
Alibaba (China) Network Technology Co., Ltd (“Alibaba Technology”)	Entity controlled by a principal shareholder of the Group
Lazada Express Limited (“Lazada”)	Entity controlled by a principal shareholder of the Group
Taobao China Holding Limited (“Taobao”)	Entity controlled by a principal shareholder of the Group
Zhejiang ALOG Supply Chain Management Co,Ltd (“ALOG”)	Entity controlled by a principal shareholder of the Group

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Rendering of express delivery, freight delivery and supply chain management services:
Cainiao	555,798	418,806	237,045	34,368
Lazada	125,561	120,892	148,628	21,549
ALOG	—	—	11,102	1,610
	681,359	539,698	396,775	57,527

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Rental of warehouse as a lessee:
Cainiao	18,011	—	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating costs paid on behalf of the Company:
Ali Cloud	2,768	—	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Lazada	—	—	2,526	366

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions: (continued)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	14,861	13,608	9,041	1,311

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Proceeds of the disposal of machinery and electronic equipment assets received from related party:
ALOG	—	—	16,013	2,322

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Issue convertible senior notes to related party (Note 16):
Alibaba HK	1,061,421	—	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Repurchase of convertible senior notes held by related party (Note 16):
Alibaba HK	—	—	746,538	108,238

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Interest expense of convertible senior notes accrued to related party (Note 16):
Alibaba HK	46,460	62,887	62,192	9,017

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Borrowings received from related party:
Alibaba Technology	—	600,000	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions: (continued)

On August 19, 2021, BEST China signed a bridge loan agreement with Alibaba (China) Network Technology Co., Ltd. (“Alibaba Technology”) with a total principal amount of RMB600,000 with a term of one year and payable upon the completion of disposal of BEST Network. The effective interest rate per annum of the Bridge Loan is 0.36%. The Group repaid the borrowings on December 17, 2021.

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Borrowings repaid to related party:
Alibaba Technology	—	600,000	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Interest expense of borrowings accrued to related party:
Alibaba Technology	—	674	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash proceeds from the disposal of an equity investment (Note 11):
Cainiao	—	220,000	—	—

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Issuance of BEST Asia Series A Preferred Shares to a related party (Note 22):
Taobao	—	193,803	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	76,730	45,377	6,579
Ali Cloud	454	370	54
Lazada	48,014	24,895	3,609
ALOG	—	5,726	830
	125,198	76,368	11,072

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Amounts due to related parties:
Alibaba HK	2,763	131	19
Ali Cloud	—	446	65
Cainiao	—	241	35
Lazada	—	497	72
	2,763	1,315	191

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Convertible senior notes held by a related party – current:
Alibaba HK	633,475	522,744	75,791
Convertible senior notes held by a related party – non-current:
Alibaba HK	955,097	522,744	75,791

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Convertible non-controlling interests held by related party:
Taobao	191,865	191,865	27,818

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

24.SEGMENT REPORTING

Since January 1, 2020, the Company reported segments as six operating segments: (1) Express delivery services, (2) Freight delivery services (“Freight delivery”), (3) Supply chain management services (“Supply chain management”), (4) Global logistic services (“Global”), (5) UCargo services (“UCargo”), and (6) Capital services (“Capital”).

Since January 1, 2021, together with the strategic refocusing plan executed from late 2020, the Company combined Capital service and UCargo service into “Others” segment. In addition, the Express business was disposed in December 2021 and are reflected in the consolidated financial statements as discontinued operations, it is not reflected in the segment disclosures. Since then, the Company reports its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment. To refocus the Company’s core segments and better present the financial results in the certain segments, prior year’s comparative figures related to Capital services revenue of RMB68,515 under “Revenue - Others” for the years ended December 31, 2020 have been reclassified to “Revenue - Freight delivery” and “Discontinued operation - Revenue - Express delivery” of RMB19,279 and RMB49,236 to conform to the presentation in the year-end of December 31, 2021.

Since January 1, 2022, due to the winding down of UCargo, the Company reported UCargo services together with Freight delivery services. Prior year’s comparative figures related to UCargo services revenue of RMB2,519,919 and RMB2,809,081 under “Revenue - Others” for the years ended December 31, 2020 and 2021, respectively, have been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation. The Company continues to report its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment.

The chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM uses multiple performance measures in evaluating the performance of the operating segments and allocating assets but determined that gross profit/loss is the measurement principle that is most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements in accordance with ASC 280-10-50-28. The Company’s reportable segments are strategic business units that offer different services. They are managed separately because each business requires different technology and market strategies. The changes in reportable segments align with the manner in which the Company’s CODM currently receives and uses financial information to allocate resource and evaluate the performance of reporting segments. The accounting policy of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices.

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

24.SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue:
Freight delivery	7,853,680	8,353,703	4,890,823	709,103
Supply chain management	1,912,323	1,820,239	1,852,153	268,537
Global	777,657	1,194,146	963,505	139,695
Others	142,506	172,447	116,859	16,943
Inter-segment*	(157,932)	(114,699)	(79,268)	(11,493)
Consolidated revenue	10,528,234	11,425,836	7,744,072	1,122,785
Gross profit (loss):
Freight delivery	158,656	(262,303)	(226,659)	(32,862)
Supply chain management	65,422	73,272	110,257	15,986
Global	(98,077)	(64,656)	(164,680)	(23,876)
Others	116,281	54,299	17,524	2,541
Inter-segment*	—	—	—	—
Consolidated gross profit (loss)	242,282	(199,388)	(263,558)	(38,211)
(*)

The inter segment eliminations mainly consist of services provided by Freight delivery and Global segment to the Supply chain management services segment, for the years ended December 31, 2020, 2021 and 2022, respectively

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
PRC	9,750,578	10,231,981	6,827,165	989,846
Non-PRC	777,656	1,193,855	916,907	132,939
	10,528,234	11,425,836	7,744,072	1,122,785

The following table presents the Group’s revenue from contracts with customers disaggregated by the revenue recognition time:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue recognized at point of time	313,520	335,787	282,165	40,910
Revenue recognized over time	10,214,714	11,090,049	7,461,907	1,081,875
	10,528,234	11,425,836	7,744,072	1,122,785

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

	Fair value measurements as at December 31, 2021 using
	Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs		Fair value
	(Level 1)	(Level 2)	(Level 3)	Total	adjustment	Impairment
	RMB	RMB	RMB	RMB	RMB	RMB
Recurring fair value measurement for:
Derivative liabilities	—	(14,918)	—	(14,918)	(14,918)	—
Non-recurring fair value measurement for:
Equity investments without readily determinable fair value	169,171	—	—	169,171	58,643	(5,000)
Equity method investments	—	—	—	—	—	(5,691)
	169,171	(14,918)	—	154,253	43,725	(10,691)

	Fair value measurements as at December 31, 2022 using
	Quoted	Significant	Significant
	prices in	observable	unobservable
	active markets	inputs	inputs			Fair value
	(Level 1)	(Level 2)	(Level 3)	Total		adjustment		Impairment
	RMB	RMB	RMB	RMB		RMB	US$	RMB	US$
Recurring fair value measurement for:
Derivative assets	—	50,231	—	50,231	7,283	50,231	7,283	—	—
Derivative liabilities	—	(18,644)	—	(18,644)	(2,703)	(3,726)	(540)	—	—
Non-recurring fair value measurement for:
Equity investments without readily determinable fair value	—	—	156,859	156,859	22,742	—	—	(12,312)	(1,785)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.FAIR VALUE MEASUREMENTS (CONTINUED)

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

The Group recognized unrealized gain of RMB18,687, RMB58,643 and nil for measuring equity investments at fair value resulting from the observable price changes occurring in the years ended December 31, 2020, 2021 and 2022, respectively. The Group recognized impairment of nil, RMB5,000 and RMB12,312 (US$1,785) for equity investments at fair value in the years ended December 31, 2020, 2021 and 2022, respectively.

Derivative assets and liabilities represent the Group’s freestanding forward exchange rate contracts with banks to reduce volatility in the Company’s economic value caused by foreign currency fluctuations. The freestanding forward exchange rate contracts did not qualify for hedge accounting. The derivative assets and derivative liabilities are recorded in the consolidated statements balance sheets measured at fair value. Below is the details:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Prepayments and other current assets	—	49,077	7,115
Other non-current assets	—	1,154	168
Total derivative assets	—	50,231	7,283
Accrued expenses and other liabilities	14,918	5,452	790
Other non-current liabilities	—	13,192	1,913
Total derivative liabilities	14,918	18,644	2,703

26.COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB39,529 (US$5,731) at December 31 2022, which are scheduled to be paid within one year.

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

27.EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIEs and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB133,271, RMB181,689 and RMB155,642 (US$22,566) for the years ended December 31, 2020, 2021 and 2022, respectively.

28.ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2020	163,196
Foreign currency translation adjustments, net of tax of nil	(11,519)
Balance as of December 31, 2020	151,677
Foreign currency translation adjustments, net of tax of nil	(44,298)
Balance as of December 31, 2021	107,379
Foreign currency translation adjustments, net of tax of nil	17,085
Balance as of December 31, 2022	124,464
Balance as of December 31, 2022 (US$)	18,046

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

		As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
Current assets:
Cash		6,805	6,703	972
Prepayments and other current assets		4,166	3,420	496
Total current assets		10,971	10,123	1,468
Non-current assets:
Other non-current assets		1,646	719	104
Investments in subsidiaries and VIEs and subsidiaries of VIEs		4,684,363	2,135,384	309,602
Total non-current assets:		4,686,009	2,136,103	309,706
Total assets		4,696,980	2,146,226	311,174
Current liabilities:
Accrued liabilities and other payables		38,387	—	—
Convertible senior notes held by a related party-current	16, 23	633,475	522,744	75,791
Convertible senior notes held by third parties-current	16	633,475	77	11
Total current liabilities		1,305,337	522,821	75,802
Non-current liabilities:
Long-term payable due to subsidiaries		365,586	403,652	58,524
Convertible senior notes held by a related party		955,097	522,744	75,791
Convertible senior notes held by third parties		—	—	—
Total non-current liabilities		1,320,683	926,396	134,315
Total liabilities		2,626,020	1,449,217	210,117

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets (continued)

		As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 1,858,134,053 shares authorized as of December 31, 2021 and 2022; 255,648,452 shares issued and outstanding as of December 31, 2021 and 2022)	21	16,532	16,532	2,397
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 94,075,249 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	21	6,178	6,178	896
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2021 and 2022; 47,790,698 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	21	3,278	3,278	475
Treasury shares		(113,031)	—	—
Statutory reserves		167	—	—
Additional paid in capital		19,522,173	19,481,417	2,824,540
Accumulated deficit		(17,471,716)	(18,934,860)	(2,745,297)
Accumulated other comprehensive income		107,379	124,464	18,046
Total shareholders’ equity		2,070,960	697,009	101,057
Total liabilities and shareholders’ equity		4,696,980	2,146,226	311,174

Condensed Statements of Comprehensive (Loss) Income

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(8,620)	(44,897)	(40,747)	(5,908)
Operating loss	(8,620)	(44,897)	(40,747)	(5,908)
Share of losses of subsidiaries and VIEs and subsidiaries of VIEs	(1,951,902)	(2,826,751)	(1,371,524)	(198,852)
Gain on disposal	—	3,213,599	—	—
Other income, net	—	—	17,329	2,514
Interest expense	(64,986)	(80,044)	(68,369)	(9,912)
Net (loss) income attributable to ordinary shareholders	(2,025,508)	261,907	(1,463,311)	(212,158)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(11,519)	(44,298)	17,085	2,477
Comprehensive (loss) income	(2,037,027)	217,609	(1,446,226)	(209,681)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(11,320)	(111,208)	(119,115)	(17,270)
Net cash (used in) generated from investing activities	(812,649)	82,099	1,492,777	216,432
Net cash generated from (used in) financing activities	847,346	2,604	(1,373,764)	(199,177)
Net increase (decrease) in cash and cash equivalents	23,377	(26,505)	(102)	(15)
Cash and cash equivalents at beginning of the year	9,933	33,310	6,805	987
Cash and cash equivalents at end of the year	33,310	6,805	6,703	972

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

29.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and VIEs and subsidiaries of VIEs” and the subsidiaries’ and VIEs’ and subsidiaries of VIEs’ losses as “Share of losses of subsidiaries and VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive (loss) income.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

30.SUBSEQUENT EVENTS

On April 14, 2023, the Group and Alibaba HK agreed that Alibaba HK would not require the Group to repurchase one half of the 2025 Convertible Notes in 2023 and the Group has granted an extra repurchase option to Alibaba HK such that Alibaba HK would be able to require the Group to repurchase the other one half of the 2025 Convertible Notes, or US$75,000 aggregate principal amount within 90 days after June 3, 2024. The Group has assessed the impact of the modification and classified the extended portion of the 2025 Convertible Notes of RMB522,744 (US$75,791) as non-current liabilities as of December 31, 2022 in accordance with ASC 470-10-45.