Form 20-F
period 2023-12-31
BEST Inc.
filed 2024-04-30
CIK 1709505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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

261,648,452 Class A ordinary shares were outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans)

94,075,249 Class B ordinary shares were outstanding as of December 31, 2023
47,790,698 Class C ordinary shares were outstanding as of December 31, 2023

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

☐ Yes   ☐ No

BEST INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2023

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“2008 equity and performance incentive plan” are to our equity and performance incentive plan adopted in 2008, as amended;
●	“2017 equity incentive plan” are to BEST Inc. 2017 Equity Incentive Plan adopted in September 2017;
●	“2024 Convertible Notes” are to the 1.75% convertible senior notes due 2024 in an aggregate principal amount of US$200 million that we offered and sold in September 2019 in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933;
●	“2025 Convertible Notes” are to the 4.50% convertible senior notes due 2025 in an aggregate principal amount of US$150 million that we issued and sold in June 2020 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba;
●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents twenty (20) Class A ordinary shares;
●	“AGVs” are to automated guided vehicles;
●	“Alibaba” are to Alibaba Group Holding Limited and its consolidated subsidiaries and affiliated consolidated entities, two of which (Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited) are record shareholders of us;
●	“Alibaba China” are to Alibaba.com China Limited;
●	“B2B” are to business-to-business, or commercial transactions between businesses;
●	“B2C” are to business-to-consumers, or commercial transactions between businesses and consumers;
●	“Cainiao Network” are to Cainiao Smart Logistics Network Limited, a consolidated subsidiary of Alibaba Group Holding Limited as of March 31, 2023, as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 21, 2023, and its consolidated subsidiaries and affiliated consolidated entities, one of which (Cainiao Smart Logistics Investment Limited) is a record shareholder of us;
●	“China” and the “PRC” are to the People’s Republic of China, including Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region; “mainland China” are to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Cloud OFC” or “OFC” are to our cloud-based order fulfillment centers through which we take full responsibility for the optimal allocation of our customers’ inventory;
●	“Early Redemption Rights” are to the holders may require the Company to repurchase all or a portion of the 2025 Convertible Notes for cash within a period of ninety days starting from June 3, 2023 at a repurchase price equal to 100% of the principal amount of the 2025 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.”
●	“franchisee partners” are to our direct business partners that operate our Cloud OFCs for BEST Supply Chain Management or service stations on our supply chain service network for BEST Freight and provide related services under our brands;
●	“freight” are to full-truckload and less-than-truckload road transportation services;

●	“freight volume” in any given period are to the tonnage of freight cargo collected by us or our franchisee partners using our waybills in that period;
●	“FTL” are to full-truckload freight services;
●	“hubs” are to large logistics facilities located in major cities in the PRC that are connected by line-haul transportation to most of our other hubs;
●	“LTL” are to less-than-truckload freight services;
●	“membership stores” as of any date are to convenience stores that have registered on our B2B platform Dianjia.com as of that date;
●	“New Retail” are to the seamless integration of online and offline retail to offer a consumer-centric, omni-channel and global shopping experience through digitization and just-in-time delivery;
●	“orders fulfilled” in any given period are to the number of orders processed by our self-operated or franchised OFCs, as applicable, which were delivered to intended recipients in that period;
●	“ordinary shares” are to, collectively, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.01 per share;
●	“parcel volume” in any given period are to the number of parcels collected by us or our franchisee partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of the PRC;
●	“Smart Supply Chain” are to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to provide the customization, productivity and efficiency needed in the New Retail era, which can be defined by characteristics including data and information visibility to all participants, timely predictions and real-time responses, flexibility, efficiency and integration of supply chain services;
●	“SMEs” are to small and medium enterprises;
●	“sortation centers” are to generally smaller-scale logistics facilities compared to hubs, primarily connected to nearby hubs and other sortation centers by feeder services;
●	“store orders fulfilled” in any given period are to the number of orders placed through Dianjia.com and fulfilled in that period;
●	“swap bodies” are to standard freight containers that can be conveniently mounted on tractors for road transportation;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities” or “VIEs” are to Hangzhou BEST Information Technology Services Co., Ltd. (formerly known as Hangzhou Baisheng Investment Management Co., Ltd.), or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, which are PRC entities owned by PRC legal persons, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; we disposed of Hangzhou BEST Network as part of our sale and transfer of BEST Express to J&T Express China, which sale was completed in December 2021;

●	“we,” “us,” “our company,” “our” and “BEST” are to BEST Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including, but not limited to, Hangzhou BEST Information Technology Services Co., Ltd. or BEST Information Technology, Hangzhou Baijia Business Management Consulting Co., Ltd. or Hangzhou Baijia and all of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure; and
●	“CAGR” are to compound annual growth rate;
●	“WOWO” are to Sichuan Wowo Supermarket Chain Co., Ltd., which we acquired in May 2017 and disposed in November 2021.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and as of December 31, 2022 and 2023.

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

Currency Translation and Exchange Rate

We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB7.0999 = US$1.00, which was the noon buying rate on December 29, 2023 in New York for cable transfers in Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The translation does not mean that RMB could actually be converted into U.S. dollars at that rate.

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

A.           Reserved

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

Risks Related to Doing Business in the People’s Republic of China

●	We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.
●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.

Risks Related to Our Corporate Structure

●	If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIEs.
●	Our contractual arrangements with the VIEs may result in adverse tax consequences to us.
●	We rely on contractual arrangements with the VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Risks Relating to Our Business and Industry

●	We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.
●	We are highly reliant on our proprietary technology infrastructure in our business operations, and failure to continue to improve and effectively utilize our technology infrastructure or successfully develop new technologies could harm our business operations, reputation and prospects.
●	We may not be able to maintain and enhance our ecosystem, which could negatively affect our business and prospects.
●	If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.
●	We operate in a competitive industry, and if we fail to compete effectively, our business could suffer.
●	Our business and growth are significantly affected by the emergence of New Retail, the continued development of e-commerce in China and elsewhere and related demand for integrated supply chain solutions.
●	We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.

Risks Related to Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Techniques employed by short sellers may drive down the market price of our ADSs.

Risks Related to Doing Business in the People’s Republic of China

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published policies that significantly affected the internet industry, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such action, once taken by the PRC government, could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published policies that significantly affected the internet industry, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinses companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by overseas-listed Chinese companies, enhancing cross-border regulatory cooperation, and improving relevant regulations to specify responsibilities of overseas-listed Chinese companies with respect to data security and information security. There are great uncertainties with respect to the interpretation and implementation of the Opinions. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Overseas Listing and M&A Rules.” If the relevant PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and was last amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Additionally, the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by the SAFE on October 23, 2019 and last amended on December 4, 2023. SAFE Circular 28, among other things, allows FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China so long as the equity investment complies with the then-effective Special Administrative Measures for Access of Foreign Investment (Negative List) and is genuine and legitimate.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and convertible senior notes issuances, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering and convertible senior notes issuances, which may adversely affect our business, financial condition and results of operations.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents or who are non-PRC residents residing in China for a continuous period of not less than one year, subject to limited exceptions, and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As a U.S. public company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents or who are non-PRC residents residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We are making efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was last amended on December 29, 2017. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the real properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules related to treatment of situations where a payor has failed to timely withhold tax as stipulated in Bulletin 7. In particular, Bulletin 37 provides that when a payor as the withholding agent fails to or is unable to perform its withholding duty, on the condition that the relevant non-PRC resident enterprise voluntarily makes payment before being ordered to do so in a timely manner or within a time limit prescribed by relevant tax authorities, the tax shall be deemed as having been timely paid. The Bulletin 37 further specifies and clarifies tax withholding methods applicable to income of non-PRC resident enterprises.

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

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer in 2023 and we do not expect to be so identified in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

We rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—Variable Interest Entity Contractual Arrangements.” In 2021, 2022 and 2023, 27%, 5% and 7% of our total revenue from continuing operations, respectively, was attributed to the VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law as we will only have indirect recourse to the assets held by the VIEs. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangements or ownership by the record holder of the equity interest.

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

Our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of our shareholders. As of February 29, 2024, Alibaba (including Cainiao Network) beneficially owned, in aggregate, 3.8% of our Class A ordinary shares and 100% of our Class B ordinary shares, representing approximately 45.7% of the aggregate voting power of our issued and outstanding share capital, and Mr. Shao-Ning Johnny Chou beneficially owned 100% of the Class C ordinary shares issued and outstanding, representing approximately 46.3% of the aggregate voting power of our issued and outstanding share capital. Our amended and restated memorandum and articles of association that are currently in effect also provide that all matters submitted to our shareholders for approval should be decided by a special resolution, which requires at least two-thirds of the votes cast by shareholders who are present in person or by proxy at a general meeting of our company, unless a greater majority is required. Therefore, our shareholders will not be able to pass any resolution without the affirmative votes of Mr. Shao-Ning Johnny Chou or Alibaba (including Cainiao Network) if one or more of them continue to hold more than one-third of the aggregate voting power of our issued and outstanding share capital. In addition, Mr. Shao-Ning Johnny Chou has nominated two directors to our board of directors; Alibaba (including Cainiao Network) has nominated two directors to our board of directors; and they generally have the right to appoint replacements of these directors unless they do not hold any of our shares.

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

We received a letter from the New York Stock Exchange, or the NYSE, in October 2023, notifying our company that we were not in compliance with applicable price criteria in the NYSE’s continued listing standards because our average total market capitalization was less than US$50 million over a consecutive 30 trading-day period, and our last reported stockholders’ equity as of June 30, 2023 was less than US$50 million. We submitted to the NYSE a business plan as to how we intend to regain compliance with the stockholders’ equity criteria within the next 18 months, by April 2025; the NYSE accepted the business plan in March 2024, and we are now subject to semi-annual monitoring for compliance with the plan.

If we fail to regain compliance with NYSE’s continued listing standards before April 2025, our ADSs will be delisted from the NYSE. There can be no assurance that the NYSE will not commence suspension and delisting procedures for our ADSs earlier and before the expiration of the 18-month cure period. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

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

We recorded a net income of RMB209.6 million, a net loss of RMB1,503.3 million and a net loss of RMB893.4 million (US$125.8 million) in 2021, 2022 and 2023, respectively, including net loss of RMB1,263.9 million RMB1,464.8 million and RMB908.6 million (US$127.9 million) from our continuing operations and net income of RMB1,473.5 million, net loss of RMB38.5 million and net income of RMB15.2 million (US$2.1 million) from our discontinued operations comprising BEST Express, which we sold in late 2021, and our Store+ business, which we wound down by the end of 2020. In addition, we do not have a stable history of positive cash flows from operating activities. We used net cash in operating activities (including continuing and discontinued operations) in the amounts of RMB2,804.0 million, RMB1,117.8 million and RMB545.1 million (US$76.8 million) in 2021, 2022 and 2023, respectively, primarily due to the decrease in net loss (including continuing and discontinued operations) in 2022 and 2023, after excluding gains on disposal from discontinued operations. In addition, holder of our 2025 Convertible Notes have the right to require us to repurchase their notes within 90 days after June 3, 2023, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of the date of this annual report, an aggregate principal amount of US$75 million of our 2025 Convertible Notes were outstanding. In April 2023, we and Alibaba.com Hong Kong Limited, the holder of our 2025 Convertible Notes, agreed that Alibaba.com Hong Kong limited would not require us to repurchase all of their notes in 2023, and would instead require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023. In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China. In 2023, we repurchased US$75 million aggregate principal amount of the 2025 Convertible Notes, and the repurchased notes were canceled accordingly. On April 22, 2024, we and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require us to repurchase US$15 million (RMB106.2 million) aggregate principal amount of 2025 Convertible Notes with accrued interest before August 30, 2024, and repurchase the remaining US$60 million (RMB425.0 million) aggregate principal amount with accrued interest on May 10, 2025. All of the foregoing adverse conditions may indicate there is substantial doubt about our ability to continue as a going concern.

Our management has developed the following plans to improve these conditions, including, to (i) realign our businesses to adapt to the evolving, competitive market conditions and execute additional measures to manage and reduce our costs and expenditures to better improve operating cash flows; and (ii) seek other strategic alternatives in certain business segments or raise additional financing in the near term. However, there is uncertainty as to whether, and there can be no assurance that our strategic refocusing plan and other aforesaid plans, even if they are successfully executed, will generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern. Although we achieved encouraging initial results from the execution of our strategic refocusing plan and reduced our costs and expenditures in 2022 and 2023 for certain business segments, if we are unsuccessful in our efforts or are unable to seek other strategic alternatives or raise additional financing in the near term, we may be required to further reduce or scale back our operations significantly, in addition to the winding down of BEST Store+ in late 2020, the sale of BEST Express in late 2021 and the winding down of BEST UCargo and BEST Capital by the end of 2022. For more details about our liquidity and cash position, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included elsewhere in this annual report have been prepared assuming that we will continue to operate as a going concern. However, in light of the aforesaid adverse conditions, and despite our plans to address or improve these conditions, there can be no assurance that we will be able to continue as a going concern.

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

Our past growth rates may not be indicative of future growth and our planned growth initiatives may not be successful. Our total revenue from continuing operations decreased from RMB11,425.8 million in 2021 to RMB7,744.1 million in 2022, but increased to RMB8,315.8 million (US$1,171.3 million) in 2023.

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

We utilize franchisee partners to conduct certain aspects of our business. We have franchisee partners in both China and certain Southeast Asian countries where we operate local express delivery networks, such as Thailand, Vietnam and Singapore. Many of our franchisee partners sub-contract part of their businesses to sub-franchisees. Our control over franchisee partners and their sub-franchisees may not be as effective as if we had directly owned these partners’ businesses, which could potentially make it difficult for us to manage them. Particularly, as we do not enter into agreements with sub-franchisees of our franchisee partners, we are unable to exert a significant degree of influence over them.

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

We adopted our 2008 equity and performance incentive plan in June 2008 pursuant to which we were permitted grant options to purchase up to 20,934,684 of our ordinary shares, and our 2017 equity incentive plan in September 2017 pursuant to which we may grant equity-based awards representing initially 10,000,000 Class A ordinary shares, which number automatically increases by a maximum of 2% of our total outstanding shares at the end of preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years (subject to certain limitations). As of February 29, 2024, we had in aggregate outstanding options with respect to 2,324,500 ordinary shares and outstanding restricted share units with respect to 4,396,940 ordinary shares that have been granted to our employees, directors and consultants under the 2008 equity and performance incentive plan and the 2017 equity incentive plan. We are required to account for share options and restricted share units granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees” prior to 2018 and we early adopted ASU 2018-07: Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting in fiscal 2018. We classify share options and restricted share units granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options and restricted share units, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us before our initial public offering was conditional upon completion of our initial public offering or, in case we had waived such restriction, our obligation to issue ordinary shares pursuant to any exercise of the options was conditional upon the completion of our initial public offering, we did not recognize any share-based compensation expense relating to these share options granted by us before the completion of our initial public offering. Upon the completion of our initial public offering in September 2017, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. As of February 29, 2024, we had issued options to purchase 43,150,010 ordinary shares of BEST Asia Inc. to certain employees under the BEST Asia Plan.

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

Our business requires a substantial number of personnel. Labor costs comprised 13.5%, 16.1% and 14.8% of our total cost of revenue from continuing operations in 2021, 2022 and 2023, respectively. Any failure to retain stable and dedicated labor by us, our franchisee partners or service providers may lead to disruptions to or delays in our services. We, our franchisee partners and service providers often hire additional or temporary workers to handle the significant increase in freight volumes during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced increase in labor costs, and expect to improve labor efficiency to cope with seasonal labor shortages. We, our franchisee partners and service providers compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to them.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2023, over 15,831 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our brand name in Chinese, “百世,” means hundreds of generations. We believe that our BEST brand name and our other brands stand for long-term commitment, comprehensive and high-quality service, reliability and efficiency, and are part of our most important and valuable assets. We have registered our major trademarks critical to our business in Chinese with the relevant PRC authorities, including “百世” (BEST), “百世物流” (BEST Logistics), “百世供应链” (BEST Supply Chain), “百世快运” (BEST Freight), “百世国际” (BEST Global), “百世云” (BEST Cloud) and “百世软件”(BEST SOFTWARE). We have also used and registered our various trademarks in other jurisdictions. Our brands and reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) such as accidents, customer service mishaps or noncompliance with laws relating to activities by our franchisee partners, service providers, contractors or agents, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and certain other rules and regulations (i.e. the Regulations on the Protection of the Security of Critical Information Infrastructure, which became effective on September 1, 2021) impose data security and privacy obligation on entities involved in data activities, which may vary based upon the importance of data and the harm it may cause. We mainly engage in logistics and ancillary business and our business operation generally involve data related to logistics business operation. Such data have not been specifically categorized as important data or core data as by the PRC Data Security Law. As of the date of this annual report, we are not the operator of critical information infrastructure under the Regulations on the Protection of the Security of Critical Information Infrastructure. We believe that the PRC Data Security Law would not impose any substantial difficulties on us. However, we could not rule out the possibility that our data may be deemed as important data/core data or we may be deemed to be a critical information infrastructure operator, which would subject us to additional supervisory requirements. Any incompliance on such additional supervisory requirements may subject us to fines, order to rectify, suspension of users registration, revocation of business certificate and other penalties, which may have material adverse effect on our business, operations and financial condition as well as the price of our securities. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Information Security and Privacy Protection.”

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The PRC Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Cybersecurity Review is conducted by an office under the Cyberspace Administration of China, or the CAC, pursuant to the Cybersecurity Review Measures, which became effective on June 1, 2020. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. On December 28, 2021, the CAC, the NDRC, the SAMR, the MIIT and certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. The revised Cybersecurity Review Measures provides that operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security shall file for cybersecurity review with the Cybersecurity Review Office under the CAC. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities nor do we expect that current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations, and we have not received any inquiry, notice, warning, or sanction in such respect. However, the scope of network products or data processing activities that affect or may affect national security is still unclear, and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Information Security and Privacy Protection.”

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding business services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Information Security and Privacy Protection.”

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity as of the date of this annual report. However, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Information Security and Privacy Protection.”

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

We provide inbound and outbound cross-border supply chain management services and plan to continue to expand our footprint internationally as part of our growth strategy. In addition to China, we currently operate Cloud OFCs in the U.S. and Thailand, and have coverage in Malaysia, Vietnam and Singapore through partners, and expect to open additional foreign facilities and hire employees to work at these offices in order to reach new customers and expand the reach of our service network. We started to provide local express delivery services in Thailand in late 2018, Vietnam in July 2019, Malaysia in April 2020, and Singapore in July 2020. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations as well as developing and managing operations in international markets, our international expansion efforts may not produce the results we expect.

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

Our business expansion requires a substantial amount of capital. In 2021, 2022 and 2023, we incurred capital expenditures for our continuing operations of RMB160.0 million, RMB143.3 million and RMB129.5 million (US$18.2 million), respectively, representing purchases of property and equipment. We have incurred substantial costs to launch and ramp-up new service offerings as well as to expand geographically and we may only be able to recover such costs over the long term. The continued improvement and upgrade of our supply chain service network may also require a substantial amount of capital investments, such as purchasing equipment, funding leasehold improvements at our hubs, sortation centers and Cloud OFCs. Further, we may encounter development delays and excess development costs.

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

In April 2023, we and Alibaba.com Hong Kong Limited agreed that Alibaba.com Hong Kong Limited would not require us to repurchase all of their notes in 2023, and would instead require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023. In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China. On April 22, 2024, we and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require us to repurchase US$15 million (RMB106.2 million) aggregate principal amount of 2025 Convertible Notes with accrued interest before August 30, 2024 and to repurchase the remaining portion, or US$60 million (RMB 425.0 million) aggregate principal amount with accrued interest on May 10, 2025. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. In addition, our ability to repurchase or redeem the notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase notes or pay the tax redemption price at a time when the repurchase or such payment is required by the convertible note instrument governing the 2025 Convertible Notes would constitute a default under the note instrument. A default under the note instrument or the fundamental change itself would also lead to a default under agreements governing our existing indebtedness and could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase or redeem the notes.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operation promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by the MOFCOM in December 2011, or collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through a contract and the business operator follows the uniform business model to conduct business operations and pay franchising fees according to the contract. Therefore, if the relationship between us and our franchisee partners and other ecosystem participants constitute such regulated commercial franchising, we will be subject to these regulations and will be required to file such franchising arrangements with the MOFCOM or its local counterparts and update the filings when there are changes to relevant information. While we had completed such filings with respect to our BEST Freight and Cloud OFC services as of December 31, 2023, we cannot assure you that we can update such filings in a timely manner or our relationships with other existing and future ecosystem participants will not be found to constitute such regulated commercial franchising in the future. As of December 31, 2023, we had not received any request from any governmental authorities to make any of such filings. If relevant authorities determine that we failed to make any filing with respect to any regulated commercial franchising activity in the future, we may be subject to an order to rectify or fines ranging from RMB10,000 to RMB50,000, and if we fail to rectify within the rectification period determined by competent government authorities, we may be subject to an additional fine ranging from RMB50,000 and RMB100,000 as well as public reprimand.

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

As of December 31, 2023, some lessors of our leased properties in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation. As of December 31, 2023, we had not incurred expenditures associated with the relocation and preparation of replacement facilities. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. Specifically in the PRC, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. In 2016, the Renminbi depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. While the RMB appreciated approximately 2.3% against the U.S. dollar in 2021, the RMB depreciated approximately 9.2% and 2.9% against the U.S. dollar in 2022 and 2023, respectively. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

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

As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Substantial sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of February 29, 2024, we had 403,514,399 ordinary shares outstanding, comprising 261,648,452 Class A ordinary shares (including 5,037,713 Class A ordinary shares issued to our depositary bank and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, including 197,364,353 Class A ordinary shares represented by ADSs (including 5,037,713 Class A ordinary shares held by our depositary bank for our account and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, as of the date of this annual report, our 2025 Convertible Notes are convertible into 617,899 ADSs representing a total of 12,357,979 Class A ordinary shares at any time at the option of the holders thereof, and our remaining 2024 Convertible Notes are convertible into 78 ADSs representing a total of 1,560 Class A ordinary shares at any time at the option of the holders thereof. Subject to applicable Rule 144 restrictions or additional registration under the Securities Act, the ADSs converted from the convertible notes may be freely traded in the public market. The affiliate of Alibaba who is the current holder of the 2025 Convertible Notes has registration rights with respect to the ADSs or Class A ordinary shares convertible from the 2025 Convertible Notes in accordance with the terms of the 2025 Convertible Notes.

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

The conversion of some or all of the US$75 million aggregate principal amount of our 2025 Convertible Notes currently outstanding, and of the US$11,000 aggregate principal amount of our 2024 Convertible Notes currently outstanding, will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, the anticipated conversion of the notes into ADSs could depress the trading price of the ADSs.

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

We believe that we will be classified as a passive foreign investment company, or PFIC, which will result in adverse United States tax consequences to United States investors.

A non-United States corporation will be a passive foreign investment company for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we will continue to be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, changes in our asset or income composition may affect our PFIC status. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of our assets, and accordingly, may affect our PFIC status.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences will apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We generated 7% of our revenue from continuing operations through the VIEs for the year ended December 31, 2023. The following is a summary of the currently effective contractual arrangements among VIEs, VIEs’ shareholders and BEST Inc. that enable us to receive substantially all of the economic benefits from their operations.

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

Share Repurchase Program

In March 2023, we announced the adoption of a share repurchase program in an aggregate amount of up to US$20 million worth of our outstanding ADSs from time to time over a period of 12 months. As previously announced on November 23, 2023, our company’s board of directors terminated the share repurchase program, effective as of September 25, 2023. Prior to the program’s termination and during the year ended December 31, 2023, we repurchased a total of 1,265,685 ADSs, representing 27,029,700 Class A ordinary shares.

Private Placement and Issuance of 2025 Convertible Notes

On June 3, 2020, we completed the issuance and sale of US$150 million aggregate principal amount of 4.50% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders, outside the United States in reliance on Regulation S under the Securities Act.

Holder of the notes may require us to repurchase all or part of their notes within 90 days after June 3, 2023 and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In April 2023, we and Alibaba.com Hong Kong Limited (“Alibaba HK”) agreed that Alibaba HK would require us to repurchase one half of their notes, or US$75 million aggregate principal amount, in 2023. In 2023, we repurchased US$75 million aggregate principal amount of our 4.50% convertible senior notes due 2025, and the repurchased notes were canceled accordingly. In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China. On April 22, 2024, we and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require us to repurchase US$15 million (RMB106.2 million) aggregate principal amount of 2025 Convertible Notes with accrued interest before August 30, 2024 and to repurchase the remaining portion, or US$60 million (RMB425.0 million) aggregate principal amount with accrued interest on May 10, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future. While we believe we can continue our business as a going concern and have prepared our consolidated financial statements on that basis, we cannot assure you that we will be able to continue as a going concern in light of the adverse conditions we are facing.”

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

Our Integrated Logistics and Supply Chain Services and Solutions

BEST Freight: We achieved a 33.75% CAGR in freight volume between 2014 and 2023. Our nationwide freight network covers 100% of China’s provinces and 100% of China’s cities as of December 31, 2023.

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

Our Technology Infrastructure

BEST Cloud, our proprietary technology platform, is the backbone that powers our integrated solutions. It seamlessly connects our systems with those of our ecosystem participants. We utilize big data analytics, machine learning, AI, and mobile technologies to efficiently design, manage and operate complex supply chain systems for our ecosystem. Our technology allows us to provide end-to-end support for our customers and enables our ecosystem participants to grow and prosper. We have also built a large and experienced technology team of over 449 professionals including software engineers and other technology specialists.

We believe BEST Cloud and our strong technology team are our key competitive advantages.

Fundamental System Architecture

The system architecture of BEST Cloud differs from traditional information systems. While traditional information systems focus on monitoring, controlling and coordinating business processes individually, BEST Cloud focuses on connecting all endpoints in our ecosystem, including those of our own service lines, facilities, equipment and employees and those of our customers and business partners. We believe this offers the following advantages:

●	We are able to weave services from different networks to create new solutions for our customers.
●	We are able to rapidly develop and launch new applications which can be deployed across the network.
●	Our network users benefit from technology improvements instantly as they all have access to our centrally hosted systems.

Single Interoperable System

BEST Cloud connects all of our ecosystem participants by establishing millions of interlinkages among endpoints in our network. These endpoints include human interfaces, such as web portals and mobile apps, our customers’ information systems and our own smart devices and logistics equipment.

We plan to continue to increase the scale of our endpoints through development of more software and application interfaces and expand the scope of our service offerings and attract more participants into our ecosystem. This will allow us to collect and analyze an increasing amount and variety of data to provide better and more innovative services.

The key points or highlights of the research and development work for 2023

Enterprise Digitalization

Our research and development team has been focusing their efforts on digital transformation in 2023. Highlights of digitalization are:

●	Digitalization of Freight operation management: The basic construction of a fine-grained, real-time operational data analysis system has been completed, which automatically identifies operational and managerial improvement points and risk points based on data, helping Freight delivery businesses achieve precise, rapid, and effective operational management. Below are the key points:
a.	Fine-grained: Operational analysis down to the smallest operational units (route level, branch level, sorting level).
b.	Real-time: Daily level.
c.	Operational data analysis: Reorganizing the data processing chain from the perspective of operational managers based on decision options available to them.
d.	Automatic identification of operational and managerial improvement points and risk points: Building a “Yuan Fang” system platform to automatically identify fine-grained issues from various aspects of operations and management data, including monitoring of branch price policy setting and execution, discovery of opportunities for route planning improvement, identification of abnormal vehicle loading rates, and monitoring of issues related to route timeliness compliance.
●	Digitalization of franchise-based express delivery network management in Southeast Asia BEST is almost the sole franchise-based express delivery network in Southeast Asian countries. Targeting the unique cultures and business environments of Southeast Asian nations, we have rebuilt the management system for express delivery services in the region. This overhaul enables seamless management from headquarters to frontline couriers. With the support of this new system, headquarters can overcome barriers of language, culture, and geography. It allows real-time awareness of the overall business situation while also providing direct insight into the operations of frontline network managers, branches, and even couriers. When necessary, tasks can be directly assigned for execution.
●	Digitization of operations and online management for cross-border business operations To support the development of cross-border business, we have essentially completed the online operation of the entire business chain. Simultaneously, we have built an operational analysis system that allows for precise, real-time monitoring of the profitability of each route, each container, and even each shipment. This provides assurance for business operation management.

Applications of large language models

In 2023, large language models (LLMs), represented by GPT, sparked an AI craze. Research and development have been actively following up to explore the application of large language models in business systems. Currently, LLMs have been introduced into cross-border customer service management and Freight customer service management for tasks such as customer service quality inspection and customer intent recognition. Customer service chatbots based on large language models have already undergone testing in production environments.

Progress on cloud warehousing business in Southeast Asia

As of the end of 2023, over 450 customer warehouses globally are operating business using the BEST warehousing system, marking a 113% increase compared to the end of 2022. The external guidance for warehouse operations is completed by the SAAS team (including warehouse planning, equipment selection/purchasing, system deployment, and operational process design). The business covers countries such as Thailand, Vietnam, Malaysia, the Philippines, Indonesia, and the United States.

Relationship with Our Franchisee Partners

As of December 31, 2023, we had approximately 20,114 franchisee partners in China. We believe our relationships with franchisee partners are mutually beneficial. Our technology infrastructure and supply chain service network empower our franchisee partners to increase operating efficiency and improve their service quality. Our franchisee partners are also our marketing champions for customer acquisition, which significantly reduces the need for a large centralized sales force. The success of our franchisee partners in turn contributes to the success of our network, allowing us to provide a broader range of services, and attracts more participants to our ecosystem.

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

As of December 31, 2023, we had a team of 785 local managers based across China, directly interacting with our franchisee partners on a daily basis to ensure that our quality standards are followed and to help our franchisee partners solve problems and improve and expand their services.

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

BEST Freight

Our total freight volume increased from 8,392 thousand tonnes in 2020 to 9,280 thousand tonnes in 2023, representing a CAGR of 3.41%. Our nationwide freight network covers 100% of China’s cities as of December 31, 2023.

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

BEST Supply Chain Management

The table below sets forth information regarding the scale of our supply chain management services in China as of and for the periods indicated:

	As of and for the year ended December 31,
	2021	2022	2023
Number of Cloud OFCs:
Self-Operated	78	65	53
Franchised	350	339	342
Total	428	404	395
GFA of Cloud OFCs (‘000 sq m)	3,221	2,848	2,804
Number of total orders fulfilled (‘000)(1)	448,202	373,673	379,629
Self-Operated	179,925	133,686	133,272
Franchised	268,276	239,987	263,354

Note:

(1)	Includes orders fulfilled by franchised Cloud OFCs.

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

BEST Supply Chain Management services include the following categories:

●	Digitalization.

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

Invention patent was granted for Blockchain application in 2023, which provides digital transformation for end-to-end supply chain management solutions. This is also the unique invention patent awarded in third-party logistic companies of China.

●	The application of advanced technology in logistics industry-supply chain (transportation) paperless blockchain solution

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

In recent year, we have been focusing on the networking aspect within the realm of warehousing and logistics, below are the key highlights:

a.	Rapid Growth in the Number of Cloud Warehouses: The rapid growth in our Cloud Warehouses shift towards more agile and scalable storage solutions. This growth could be attributed to various factors such as the increasing demand for e-commerce services, globalization of supply chains, and advancements in cloud technology making remote access and management of warehouses more efficient.
b.	Decrease of Self - operated Warehouses to Achieve Cost Reduction: Traditionally, companies would operate their own warehouses, incurring costs related to maintenance, staffing, and infrastructure. However, with the intention to cut cost, we are opting to decrease our self - operated warehouses to reduce costs. By leveraging external facilities, we can benefit from economies of scale, specialized expertise, and flexible pricing models, ultimately leading to cost savings.
c.	Building Up Networks via Cloud Warehouses: Our Cloud Warehouses not only serve as storage spaces but also act as hubs for networking and collaboration within supply chains. By connecting various sources such as suppliers, manufacturers, distributors, and retailers through a centralized cloud-based platform, we can streamline communication, data sharing, and decision-making processes. This interconnected network enables real-time visibility into inventory levels, order statuses, and transportation routes, facilitating faster response times and improved efficiency across the entire supply chain system.
●	BEST Cloud Delivery

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

To further expand our footprint and capture growth opportunities in Southeast Asia, BEST Global launched its express delivery services in Thailand’s Greater Bangkok area in the fourth quarter of 2018. The service has been expanded nationwide to provide flexible, fast and high-quality delivery services across Thailand with operation centers in Bangkok, Khon Kaen, Phitsanulok and Suratthani. In July 2019, we started to operate a local express network in Vietnam after acquiring a local express delivery company. In April 2020, we further expanded our local express delivery services to Malaysia through a strategic acquisition of a local express delivery company. In July 2020, we officially launched our local express delivery services in Singapore.

As of December 31, 2023, BEST Global had ten hubs and sortation centers in Thailand, twelve hubs and sortation centers in Vietnam, ten hubs and sortation centers in Malaysia, and one hub in Singapore. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network.

In the year of 2023, our express delivery services have made a huge progress. In Vietnam, Vietnam’s express delivery volume is on the rise, with successful reforms in distribution fees, indicating an improvement in supply chain operations; as in Malaysia, although there isn’t a clear business model, the express delivery industry is still steadily developing.

BEST Cross-border Service

In addition to domestic market, we also actively expand the international market to provide supply chain cross-border e-commerce services, taking solid steps in globalization. By now, we operate our business overseas such as the United States, Thailand, Malaysia, Vietnam, and Singapore, providing one-stop all-round smart supply chain solutions and landing services for customers at home and abroad.

Since 2018, we began to deploy warehousing and express delivery networks in Southeast Asia. At the beginning of 2019, we have successively completed the layout of local express delivery networks in five countries: Thailand, Vietnam, Malaysia, and Singapore. At the end of 2020, we launched a full-scenario “door-to-door” delivery service between China and five Southeast Asian countries. Among them, B2B and B2C businesses focus on providing cross-border e-commerce customers with omni-channel, door-to-door, and integrated cross-border logistics services, to fully promote Chinese brands to the international market.

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

As of December 31, 2023, BEST Freight had 48 hubs and 49 sortation centers. We directly operate all of these hubs and sortation centers as they are critical to ensuring the service quality of our network. We continue to optimize our hubs and sortation centers as our volume grows.

Service Stations

Service stations are responsible for developing relationships with senders within its coverage area and picking up parcels and other goods from senders for delivery through our network. They also handle last-mile delivery of parcels and other goods sent through our network to recipients located within their coverage areas.

As of December 31, 2023, we had over 20,654 BEST Freight service stations. BEST Freight service stations cover 100% of China’s provinces, 100% of China’s cities and 100% of China’s districts and counties. As of December 31, 2023, substantially all of our BEST Freight service stations were operated by franchisee partners.

Transportation Fleet

Line-Haul and Feeder Services

We generally use line-haul services for long-distance, cross-region transportation and feeder services for shorter-distance, inter-region transportation.

We are responsible for arranging all of the line-haul transportation in our network. As of December 31, 2023, our network had over 2,159 BEST Freight line-haul routes.

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

As of December 31, 2023, four of our Cloud OFCs used 172 AGVs, which have increased the order fulfillment capacity of these Cloud OFCs while increasing efficiency and accuracy and reducing labor costs.

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

Marketing and sales of our supply chain solutions and transportation services was led by a team of 282 personnel as of December 31, 2023. Our senior management is also significantly involved in building relationships with customers, especially current and potential major partners. In addition, from time to time, we initiate promotions to expand our customer base and build familiarity with our brand. As we have multiple service lines, there are many opportunities for cross-selling across our platform as we seek to introduce customers to our other service offerings in addition to the service line with which they engage initially. We also believe our strong reputation is a factor in retaining and attracting customers.

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

Intellectual Property

We regard our trademarks, trade secrets, domain names, copyrights, patents, know-how, proprietary technologies and similar intellectual property as critical to our business. As of December 31, 2023, we had 536 trademark registrations in China, including those of “百世” and “百世物流” and were in the process of making one trademark application in China. As of December 31, 2023, we had 94 trademark registrations outside China and were in the process of making 100 trademark applications outside China. We have also been granted 113 copyrights in China in respect of our proprietary information systems. We are the registered holder of 194 domain names, including best-inc.com. We have 415 issued patents and 238 publicly filed patents under application in China. We also rely on confidentiality and invention assignment provisions in the employment agreements that we enter into with key employees engaged in research and development. We have implemented a data security system which strictly controls access to our technology and information systems.

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

Employees

As of December 31, 2021, 2022 and 2023, we had a total of 4,381, 3,628 and 3,572 employees, respectively. We believe we have a good working relationship with our employees and have not experienced any significant labor disputes in the past. The majority of our employees are based in China, and we also have employees in certain other countries. The following table sets forth details of our employees as of December 31, 2023 by function:

	Number of
Function	Employees	% of Total
BEST Supply Chain Management	722	20.21%
BEST Freight	1,070	29.96%
BEST Global	772	21.61%
Technology	449	12.57%
Management, Administration and Others(1)	559	15.65%
Total	3,572	100.0%
(1)	Includes management and administration personnel at headquarters and local level and discontinued operations.

In addition to our own employees, we engage outsourcing firms that provide large numbers of their employees to work at our facilities. As of December 31, 2023, over 15,831 outsourced personnel were active in our operations, including approximately 15,653 for our continuing operations. Our franchisee partners and service providers engage their own employees in connection with their operations.

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

Properties

As part of our asset-light strategy, we currently lease all of the facilities that we occupy from independent third parties. Our headquarters are located at 2nd Floor, Block A, Huaxing Modern Industrial Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. As of December 31, 2023, our headquarters had an aggregate gross area of approximately 8,689.27 square meters.

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and last amended in July 2023 and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and last amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

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

Regulations Relating to International Freight Forwarding Business

Regulations on Management of International Freight Forwarders promulgated by the Ministry of Foreign Trade and Economic Cooperation (now known as the MOFCOM) in 1995 and its detailed rules regulate the business of international freight forwarding. According to the provisions and its detailed rules, the minimum amount of registered capital must be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. Additionally, an international freight forwarder must, when applying for setting up its branches, increase its registered capital (or the excess amount over its minimum registered capital) by RMB500,000. Furthermore, under the Provisional Measures on Filing of International Freight Forwarders announced by the MOFCOM in March 2005 and last amended in August 2016, all international freight forwarders and their branches registered with the state industrial and commercial administration must be filed with the MOFCOM or its authorized agencies.

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

Regulations Relating to Telecommunications and Internet Information Services

Regulations Relating to Telecommunication Businesses

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, a telecommunication services provider in China must obtain an operating license from the MIIT or its provincial counterparts. The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses are classified as value-added telecommunications services. The Administrative Measures for Telecommunications Business Operating Licensing, which was promulgated by the MIIT and last amended on July 3, 2017, further regulate the telecommunications business licensing.

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

Regulations Relating to Internet Information Security and Privacy Protection

The Criminal Law of the People’s Republic of China, promulgated by the National People’s Congress of China on July 6, 1979 and last amended on December 26, 2020, imposes a number of Internet security requirements on Internet service providers. These requirements are mainly provided in the Ninth Amendment to the Criminal Law of the People’s Republic of China, or the Ninth Amendment. According to the Ninth Amendment, an Internet service provider who does not perform its duties of security management on information network may be subject to criminal punishment, if such non-performance results in certain serious consequences.

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

On April 13, 2020, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which became effective on June 1, 2020. The Cybersecurity Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. On December 28, 2021, the CAC, the NDRC, the SAMR, the MIIT and certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. The revised Cybersecurity Review Measures provide, among others, that operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security shall file for cybersecurity review with the Cybersecurity Review Office under the CAC. The cybersecurity review will evaluate, among others, (i) the risk of critical information infrastructure being illegally controlled, interfered, or destructed, (ii) the risk of core data, important data, or a large amount of personal information being stolen, disclosed, damaged, or illegally used or exported, and (iii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled, or maliciously used by foreign governments after public listing, and cyber information security risk. However, the scope of network products or data processing activities that affect or may affect national security is still unclear, and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The Critical Information Infrastructure Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the revised Cybersecurity Review Measures. The regulations provide that, among others, critical information infrastructure, or the CII, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data leaked. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber - attack and criminal activities, to ensure the safe and stable operation of CII, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CII and promptly notify the operators and Public Security Department of the State Council of the results of the identification.

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

On July 10, 2023, the CAC, together with other relevant authorities, released the Interim Measures on Generative AI Services, or the Interim Generative AI Measures, which took effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Interim Generative AI Measures, individuals or organizations that provide AI services which generate text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors for protecting any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from becoming overly reliant upon or addicted to generative AI services. In the event illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Providers of generative AI services may be subject to penalties for non - compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

In March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross - border Data Flows, which required security assessment the following types of cross - border data transfers, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data, or the outbound transfer of the personal information cumulative of over one million people or the sensitive personal information cumulative of over 10,000 people within one calendar year. These provisions also stipulate that, when data processors that are not critical information infrastructure operators engage in the outbound transfer of the personal information cumulative of over 10,000 people but less than one million people or the sensitive personal information cumulative of less than 10,000 people within one calendar year, the data processors must enter into a standard contract for cross - border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarify that data processors do not need to treat any data as “important data”, the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data is “important data”.

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

Regulations Relating to Retail Industry

Regulations Relating to Consumer Protection

Under the Law on the Protection of the Rights and Interests of Consumers, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, became effective on January 1, 1994 and was last amended on October 25, 2013, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

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

Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress on February 22, 1993, became effective on September 1, 1993, and was last amended on December 29, 2018, business operators, including manufacturers and sellers, are required to assume certain obligations in respect of product quality. Violations of the Product Quality Law may result in the imposition of fines. In addition, a company in violation of the Product Quality Law may be ordered to suspend its operations and its business license may be revoked. Criminal liability may be incurred in serious cases. A consumer or other victim who suffers injury or property losses due to product defects may demand compensation from the manufacturer as well as from the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation with the consumer, have the right to recover such compensation from the manufacturer, and vice versa.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan (which, as provided in Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees which was promulgated on March 6, 2019, shall be consolidated into the medical insurance), and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011 and last amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations, and our failure to comply with PRC labor-related laws may expose us to penalties.”

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, last amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

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

The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, was promulgated by the SAFE on October 23, 2019 and last amended on December 4, 2023. SAFE Circular 28, among other things, allows FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China so long as the equity investment complies with the then-effective Special Administrative Measures for Access of Foreign Investment (Negative List) and is genuine and legitimate.

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

Regulations Relating to Tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was last amended on December 29, 2017. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or place of business in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the foreign income tax liabilities arising from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules related to treatment of situations where a payor has failed to timely withhold tax as stipulated in Bulletin 7. In particular, Bulletin 37 provides that when a payor as the withholding agent fails to or is unable to perform its withholding duty, on the condition that the relevant non-PRC resident enterprise voluntarily makes payment before being ordered to do so in a timely manner or within a time limit prescribed by relevant tax authorities, the tax shall be deemed as having been timely paid. The Bulletin 37 further specifies and clarifies tax withholding methods applicable to income of non-PRC resident enterprises. There is uncertainty as to the application of Bulletin 7. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of our ordinary shares or preferred shares, or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Our total revenue from continuing operations decreased from RMB11,425.8 million in 2021 to RMB7,744.1 million in 2022, and increased by 7.4% to RMB8,315.8 million (US$1,171.3 million) in 2023. We had net losses from continuing operations of RMB1,263.9 million, RMB1,464.8 million and RMB908.6 million (US$128.0 million) in 2021, 2022 and 2023, respectively. Our gross margin for continuing operations decreased from negative 1.7% in 2021 to negative 3.4% in 2022, and increased to 3.0% in 2023.

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

Our Scale and Growth

We have achieved significant scale and growth in our business. The following table illustrates the growth in key operating metrics of our major service lines:

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands) (1)	47,981	47,349	35,662	48,933	33,291	35,040	29,418	35,938	28,360	34,322	23,798	29,795
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	52,804	73,121	67,975	74,376	54,056	58,920	58,870	68,141	59,053	67,741	56,337	64,722
BEST Freight
Freight volume (tonnage in thousands) (1)	1,945	2,438	2,427	2,408	1,683	2,223	2,527	2,226	1,769	2,383	2,557	2,571

Note:

(1)

Includes services performed for external customers both directly and indirectly through our other segments. For discussion of our total segment revenue, which includes both external revenue and intersegment revenue, please see “—Segment Financial Information.”

Selected Operating Data

The table below sets forth the selected operating data for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
BEST Supply Chain Management
Number of orders fulfilled by self-operated Cloud OFCs (in thousands)(1)	179,925	133,686	116,275
Number of orders fulfilled by franchised Cloud OFCs (in thousands)	268,276	239,987	247,853
BEST Freight
Freight volume (tonnage in thousands)(1)	9,218	8,659	9,280

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

Components of Results of Operations

Revenue

The following table sets forth our revenue from different service lines and as a percentage of our total revenue for the periods indicated:

	For the year ended December 31,
	2021		2022		2023
		% of		% of			% of
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue

	(in thousands)
Revenue:
Freight	8,244,435	72.2%	4,888,278	63.2%	5,404,395	761,193	65.0%
Supply chain management	1,815,104	15.9%	1,822,075	23.5%	1,858,629	261,782	22.4%
Global	1,193,855	10.4%	916,907	11.8%	946,513	133,314	11.4%
Others(1)	172,442	1.5%	116,812	1.5%	106,307	14,973	1.2%
Total revenue(2)	11,425,836	100%	7,744,072	100%	8,315,844	1,171,262	100.0%

Note:

(1)	“Others” Segment primarily represents SaaS software service and Capital business units. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.
(2)	Revenue in the table above represents revenue from external customers.

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

Cost of Revenue

Our cost of revenue primarily consists of costs of transportation, labor, lease and materials, operating costs for hubs and sortation centers, depreciation and other costs. The following table presents our costs of revenue by service lines for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenue
Freight	8,506,738	5,114,937	5,206,967	733,386
Supply chain management	1,741,832	1,711,818	1,700,467	239,506
Global	1,258,511	1,081,587	1,131,484	159,366
Others	118,143	99,288	26,489	3,731
Total cost of revenue	11,625,224	8,007,630	8,065,407	1,135,989

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

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selling expenses	260,219	237,918	256,621	36,144
General and administrative expenses	881,498	889,345	737,775	103,913
Research and development expenses	180,204	144,181	115,917	16,327
Impairment of long-lived assets	—	—	94,699	13,338
Other operating income, net	(58,337)	(108,817)	(2,658)	(374)
Total operating expenses	1,263,584	1,162,627	1,202,354	169,348

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

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our research and development personnel and depreciation of property and equipment. We expect research and development expenses to decrease in the future due to the implementation of strategic refocusing plan and effective cost control measurement.

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

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenue
Freight	8,244,435	4,888,278	5,404,395	761,193
Supply chain management	1,815,104	1,822,075	1,858,629	261,782
Global	1,193,855	916,907	946,513	133,314
Others	172,442	116,812	106,307	14,973
Total revenue	11,425,836	7,744,072	8,315,844	1,171,262
Cost of revenue
Freight	(8,506,738)	(5,114,937)	(5,206,967)	(733,386)
Supply chain management	(1,741,832)	(1,711,818)	(1,700,467)	(239,506)
Global	(1,258,511)	(1,081,587)	(1,131,484)	(159,366)
Others	(118,143)	(99,288)	(26,489)	(3,731)
Total cost of revenue	(11,625,224)	(8,007,630)	(8,065,407)	(1,135,989)
Gross (loss)/profit	(199,388)	(263,558)	250,437	35,273
Selling expenses	(260,219)	(237,918)	(256,621)	(36,144)
General and administrative expenses	(881,498)	(889,345)	(737,775)	(103,913)
Research and development expenses	(180,204)	(144,181)	(115,917)	(16,327)
Impairment of long-lived assets	—	—	(94,699)	(13,338)
Other operating income, net	58,337	108,817	2,658	374
Loss from operations	(1,462,972)	(1,426,185)	(951,917)	(134,075)
Interest income	49,658	80,361	83,810	11,805
Interest expense	(142,751)	(89,058)	(64,283)	(9,055)
Foreign exchangegain/(loss)	44,556	(132,730)	(14,010)	(1,974)
Other income, net	265,822	31,677	6,613	931
(Loss)/Gain on changes in the fair value of derivative assets/liabilities	(14,918)	71,619	32,322	4,553
Loss before income tax and share of net loss of equity investees	(1,260,605)	(1,464,316)	(907,465)	(127,815)
Income tax expense	(3,198)	(511)	(1,141)	(161)
Loss before share of net loss of equity investees	(1,263,803)	(1,464,827)	(908,606)	(127,976)
Share of net loss of equity investees	(58)	—	—	—
Net loss from continuing operations	(1,263,861)	(1,464,827)	(908,606)	(127,976)
Net income/(loss) from discontinued operations	1,473,489	(38,464)	15,222	2,144
Net income/(loss)	209,628	(1,503,291)	(893,384)	(125,832)
Net loss from continuing operations attributable to non-controlling interests	(52,279)	(39,980)	(78,982)	(11,124)
Net income/(loss) attributable to BEST Inc.	261,907	(1,463,311)	(814,402)	(114,708)

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

Adjusted EBITDA represents EBITDA before share-based compensation expenses and fair value change of equity investments, Impairment of long - lived assets, if any.

The table below sets forth a reconciliation of our net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net loss from continuing operations	(1,263,861)	(1,464,827)	(908,606)	(127,976)
Add:
Depreciation and amortization	191,365	189,387	189,197	26,648
Interest expense	142,751	89,058	64,283	9,055
Income tax expense	3,198	511	1,141	161
Subtract:
Interest income	(49,658)	(80,361)	(83,810)	(11,805)
EBITDA from continuing operations	(976,205)	(1,266,232)	(737,795)	(103,917)
Add
Share-based compensation expenses	107,681	72,096	48,344	6,809
Impairment of long-lived assets	—	—	94,699	13,338
Subtract:
Fair value change of equity investments	(58,643)	12,312	—	—
Adjusted EBITDA from continuing operations	(927,167)	(1,181,824)	(594,752)	(83,770)

Year-over-Year Comparisons of Results of Operations

The results presented below exclude discontinued operations related to each of BEST Store+ and BEST Express.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue increased by 7.4% to RMB8,315.8 million (US$1,171.3 million) in 2023 from RMB7,744.1 million in 2022 primarily due increased revenue for all business lines.

Freight. Our freight service revenue increased by 10.6% to RMB5,404.4 million (US$761.2 million) in 2023 from RMB4,888.3 million in 2022. This increase in revenue was primarily resulting from increases in both freight volume and average selling price per tonne.

Supply Chain Management. Our supply chain management service revenue increased by 2.0% to RMB1,858.6 million (US$261.8 million) in 2023 from RMB1,822.1 million in 2022.

Global. Revenue from our BEST Global services increased by 3.2% to RMB946.5 million (US$133.3 million) in 2023 from RMB916.9 million in 2022, primarily due to volume growth in Vietnam, Malaysia and cross-border business, partially offset by the decrease of parcel volume in Thailand.

Cost of Revenue

Our cost of revenue increased by 0.7% to RMB8,065.4 million (US$1,136.0 million) in 2023 from RMB8,007.6 million in 2022. The increase was primarily attributable to increase in cost of revenue in our Freight and Global, as discussed below. Cost of revenue as a percentage of revenue decreased to 97.0% in 2023 from 103.4% in 2022, which was primarily due to reduced unit cost of Freight business and improved operating efficiency and optimized customer mix of Supply Chain Management business.

Freight. Cost of revenue for our freight services increased by 1.8% to RMB5,207.0 million (US$733.4 million) in 2023 from RMB5,114.9 million in 2022. This increase in cost of revenue was primarily attributable to increased freight volume, which increased by 7.2% to 9.3 million tonnes from 8.7 million tonnes in 2022. Cost of revenue as a percentage of revenue from our freight services decreased to 96.3% in 2023 from 104.6% in 2022, primarily due to reduced unit cost.

Supply Chain Management. Cost of revenue for our supply chain management services decreased by 0.7% to RMB1,700.5 million (US$239.5 million) in 2023 from RMB1,711.8 million in 2022. Cost of revenue as a percentage of revenue from our supply chain management services decreased to 91.5% in 2023 from 93.9% in 2022, primarily due to improved operating efficiency and optimized customer mix.

Global. Cost of revenue for our BEST Global services increased by 4.6% to RMB1,131.5 million (US$159.4 million) in 2023 from RMB1,081.6 million in 2022 primarily due to lower parcel volume of Thailand.

Operating Expenses

Operating expenses increased by 3.4% to RMB1,202.4 million (US$169.4 million) in 2023 from RMB1,162.6 million in 2022. Operating expenses as a percentage of our total revenue decreased to 14.5% in 2023 from 15.0% in 2022.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 11.8% to RMB994.4 million (US$140.0 million) in 2023 from RMB1,127.3 million in 2022. This decrease was primarily attributable to reduced headcount.

Research and Development Expenses. Research and development expenses decreased by 19.6% to RMB115.9 million (US$16.3 million) in 2023 from RMB144.2 million in 2022 primarily due to reduced headcount.

Other operating income, net. Other operating income decreased to RMB2.7 million (US$0.4 million) in 2023 from RMB108.8 million in 2022.

Interest Income

Our interest income increased by 4.3% to RMB83.8 million (US$11.8 million) in 2023 from RMB80.4 million in 2022, primarily due to the changes in average short-term investments balance during 2023 compared with 2022.

Interest Expense

Our interest expenses decreased by 27.8% to RMB64.3 million (US$9.1 million) in 2023 from RMB89.1 million in 2022, primarily due to the repurchase of US$75.0 million (equivalent to RMB542.0 million) aggregate principal amount of existing Convertible Senior Notes due 2024.

Foreign Exchange (Loss)/Gain

We recorded a foreign exchange loss of RMB14.0 million (US$2.0 million) in 2023 as compared to RMB132.7 million in 2022, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Other Income, net

Other income, net decreased to RMB6.6 million (US$1.0 million) in 2023 from RMB31.7 million in 2022.

(Loss)/Gain on changes in the fair value of derivative assets/liabilities

We recorded a gain on changes in the fair value of derivative assets/liabilities of RMB 32.3 million (US$ 4.6 million) in 2023 as compared to RMB71.6 million in 2022, which mainly reflected the fluctuation in exchange rates between Renminbi and U.S. dollars during the respective years.

Income Tax Expense

Income tax expense increased to RMB1.1 million (US$0.2 million) in 2023 from RMB0.5 million in 2022, reflecting increased taxable income from certain of our PRC subsidiaries.

Net Loss from continuing operations

As a result of the foregoing, net loss from continuing operations decreased to RMB908.6 million (US$128.0 million) in 2023 from RMB1,464.8 million in 2022.

Net Loss

Net Loss was RMB 893.4 million (US$ 125.8 million) in 2023, compared to RMB1,503.3 million in 2022.

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

Variable Interest Entity Financial Information

Set forth below is the selected consolidated statements of operations and cash flows information for the fiscal years ended December 31, 2021, 2022 and 2023, and selected consolidated balance sheet information as of December 31, 2022 and 2023 showing financial information for parent company Best Inc., non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 45.

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

The following tables set forth the Selected Condensed Consolidated Statements of operations for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31, 2023
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,314,447	—	—	5,314,447
Supply chain management	—	1,824,984	—	—	1,824,984
Global	—	783,952	—	—	783,952
Others	—	101,296	5,011	—	106,307
	—	8,024,679	5,011	—	8,029,690
Revenue from related parties
Freight delivery	—	89,948	—	—	89,948
Supply chain management	—	33,645	—	—	33,645
Global	—	162,561	—	—	162,561
Inter-company revenues (1)	—	34,546	585,780	(620,326)	—
Total revenue	—	8,345,379	590,791	(620,326)	8,315,844

Cost of revenue
Freight delivery	—	(5,206,967)	—	—	(5,206,967)
Supply chain management	—	(1,700,467)	—	—	(1,700,467)
Global	—	(1,131,484)	—	—	(1,131,484)
Others	—	(22,923)	(3,566)	—	(26,489)
Inter-company cost (1)	—	(39,892)	(580,434)	620,326	—
Total cost of revenue	—	(8,101,733)	(584,000)	620,326	(8,065,407)

Operating expenses	(52,260)	(1,142,590)	(7,504)	—	(1,202,354)
(Loss)/income from non-operations	(34,906)	94,046	(14,688)	—	44,452
Loss from VIEs and VIEs’ subsidiaries (2)	(15,409)	—	—	15,409	—
Loss from subsidiaries (2)	(727,049)	—	—	727,049	—
Income tax expense	—	(1,133)	(8)	—	(1,141)
Net loss from continuing operations	(829,624)	(806,031)	(15,409)	742,458	(908,606)

Operating expenses
Income/(loss) from non-operations	—	15,222	—	—	15,222
Income from subsidiaries (2)	15,222	—	—	(15,222)	—
Net Income/(Loss) from discontinued operations	15,222	15,222	—	(15,222)	15,222
Net (Loss)/Income	(814,402)	(790,809)	(15,409)	727,236	(893,384)
Net loss from continuing operations attributable to non-controlling interests	—	(78,982)	—	—	(78,982)
Net (Loss)/Income attributable to BEST Inc.	(814,402)	(711,827)	(15,409)	727,236	(814,402)

	For the year ended December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	4,812,190	30,931	—	4,843,121
Supply chain management	—	1,678,619	—	—	1,678,619
Global	—	708,745	—	—	708,745
Others	—	85,214	31,598	—	116,812
	—	7,284,768	62,529	—	7,347,297
Revenue from related parties
Freight delivery	—	45,157	—	—	45,157
Supply chain management	—	143,456	—	—	143,456
Global	—	208,162	—	—	208,162
Inter-company revenues (1)	—	114,778	349,427	(464,205)	—
Total revenue	—	7,796,321	411,956	(464,205)	7,744,072

Cost of revenue
Freight delivery	—	(5,090,673)	(24,264)	—	(5,114,937)
Supply chain management	—	(1,711,818)	—	—	(1,711,818)
Global	—	(1,081,587)	—	—	(1,081,587)
Others	—	(97,663)	(1,625)	—	(99,288)
Inter-company cost (1)	—	(73,550)	(390,655)	464,205	—
Total cost of revenue	—	(8,055,291)	(416,544)	464,205	(8,007,630)

Operating expenses	(40,747)	(1,108,866)	(13,014)	—	(1,162,627)
(Loss)/income from non-operations	(51,040)	16,252	(3,343)	—	(38,131)
Loss from VIEs and VIEs’ subsidiaries (2)	(20,957)	—	—	20,957	—
Loss from subsidiaries (2)	(1,312,103)	—	—	1,312,103	—
Income tax expense	—	(499)	(12)	—	(511)
Net loss from continuing operations	(1,424,847)	(1,352,083)	(20,957)	1,333,060	(1,464,827)

Operating expenses	—	(31,617)	—	—	(31,617)
Income/(loss) from non-operations	—	(6,847)	—	—	(6,847)
Income from subsidiaries (2)	(38,464)	—	—	38,464	—
Net (Loss)/Income from discontinued operations	(38,464)	(38,464)	—	38,464	(38,464)
Net (Loss)/Income	(1,463,311)	(1,390,547)	(20,957)	1,371,524	(1,503,291)
Net loss from continuing operations attributable to non-controlling interests	—	(39,980)	—	—	(39,980)
Net (Loss)/Income attributable to BEST Inc.	(1,463,311)	(1,350,567)	(20,957)	1,371,524	(1,463,311)

	For the year ended December 31, 2021
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Revenue from third parties
Freight delivery	—	5,662,525	2,581,910	—	8,244,435
Supply chain management	—	1,476,743	—	—	1,476,743
Global	—	992,518	—	—	992,518
Others	—	92,413	80,029	—	172,442
	—	8,917,219	2,661,939	—	10,886,138
Revenue from related parties
Supply chain management	—	338,361	—	—	338,361
Global	—	201,337	—	—	201,337
Inter-company revenues (1)	—	153,399	534,689	(688,088)	—
Total revenue	—	9,184,234	3,196,628	(688,088)	11,425,836

Cost of revenue
Freight delivery	—	(5,884,888)	(2,621,850)	—	(8,506,738)
Supply chain management	—	(1,741,832)	—	—	(1,741,832)
Global	—	(1,258,511)	—	—	(1,258,511)
Others	—	(92,531)	(25,612)	—	(118,143)
Inter-company cost (1)	—	(114,188)	(573,900)	688,088	—
Total cost of revenue	—	(9,091,950)	(3,221,362)	688,088	(11,625,224)

Operating expenses	(44,897)	(1,157,365)	(61,322)	—	(1,263,584)
(Loss)/income from non-operations	(80,044)	295,861	(13,450)	—	202,367
Loss from VIEs and VIEs’ subsidiaries (2)	(99,506)	—	—	99,506	—
Loss from subsidiaries (2)	(987,135)	—	—	987,135	—
Income tax expense	—	(3,198)	—	—	(3,198)
Share of net loss of equity investees	—	(58)	—	—	(58)
Net loss from continuing operations	(1,211,582)	(1,039,414)	(99,506)	1,086,641	(1,263,861)

Revenue from third parties
Express delivery	—	25,728	15,618,517	—	15,644,245
Store+	—	5,598	534,896	—	540,494
	—	31,326	16,153,413	—	16,184,739
Revenue from related parties
Express delivery	—	—	149,624	—	149,624
Inter-company revenues	—	—	183,770	(183,770)	—
Revenue from discontinued operations		31,326	16,486,807	(183,770)	16,334,363
Express delivery	—	—	(16,949,375)	—	(16,949,375)
Store+	—	(5,943)	(357,789)	—	(363,732)
Inter-company cost (1)	—	—	(285,244)	285,244	—
Total cost of revenue from discontinued operations	—	(5,943)	(17,592,408)	285,244	(17,313,107)
Operating expenses	—	34,652	(636,648)	(101,474)	(703,470)
Income/(loss) from non-operations	—	136,646	(160,266)	—	(23,620)
Loss from VIEs and VIEs’ subsidiaries (2)	(1,936,791)	—	—	1,936,791	—
Income from subsidiaries (2)	196,681	—	—	(196,681)	—
Gains/(Losses) on disposal, net of tax	3,213,599	—	(34,276)	—	3,179,323
Net Income/(Loss) from discontinued operations	1,473,489	196,681	(1,936,791)	1,740,110	1,473,489
Net Income/(Loss)	261,907	(842,733)	(2,036,297)	2,826,751	209,628
Net loss from continuing operations attributable to non-controlling interests	—	(52,279)	—	—	(52,279)
Net Income/(Loss) attributable to BEST Inc.	261,907	(790,454)	(2,036,297)	2,826,751	261,907

The following tables set forth the Selected Condensed Consolidated cash flows for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31, 2023
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(95,847)	(572,058)	122,813	—	(545,092)
Net cash generated from/(used in) discontinued operating activities	—	—	—	—	—
Net cash generated from/(used in) continuing investing activities	618,412	(38,383)	(6,857)	55,803	628,975
Loans to VIEs and VIEs’ subsidiaries (4)	—	(86,303)	—	86,303	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	30,500	—	(30,500)	—
Other investing activities	618,412	17,420	(6,857)	—	628,975
Net cash used in discontinued investing activities	—	—	—	—	—
Loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Other investing activities	—	—	—	—	—
Net cash generated from/ (used in) continuing financing activities	(527,126)	291,320	(61,877)	(55,803)	(353,486)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	86,303	(86,303)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(30,500)	30,500	—
Other financing activities	(527,126)	291,320	(117,680)	—	(353,486)
Net cash (used in)/generated from discontinued financing activities	—	—	—	—	—
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Other financing activities	—	—	—	—	—

	For the year ended December 31, 2022
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(119,115)	(1,106,415)	173,868	—	(1,051,662)
Net cash generated from/(used in) discontinued operating activities	—	(66,174)	—	—	(66,174)
Net cash generated from/(used in) continuing investing activities	1,492,777	(1,255,743)	156,660	(242,938)	150,756
Loans to VIEs and VIEs’ subsidiaries (4)	—	(812,902)	—	812,902	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	1,055,840	—	(1,055,840)	—
Other investing activities	1,492,777	(1,498,681)	156,660	—	150,756
Net cash used in discontinued investing activities	—	—	—	—	—
Loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	—	—	—	—
Other investing activities	—	—	—	—	—
Net cash generated from/ (used in) continuing financing activities	(1,373,764)	(337,885)	(479,656)	242,938	(1,948,367)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	812,902	(812,902)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(1,055,840)	1,055,840	—
Other financing activities	(1,373,764)	(337,885)	(236,718)	—	(1,948,367)
Net cash (used in)/generated from discontinued financing activities	—	—	—	—	—
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	—	—	—
Other financing activities	—	—	—	—	—

	For the year ended December 31, 2021
	Parent
	(Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
Net cash used in continuing operating activities	(111,208)	(567,230)	(212,697)	—	(891,135)
Net cash generated from/(used in) discontinued operating activities	—	25,628	(1,938,454)	—	(1,912,826)
Net cash generated from/(used in) continuing investing activities	82,099	4,921,416	(582,998)	570,217	4,990,734
Loans to VIEs and VIEs’ subsidiaries (4)	—	(1,118,676)	—	1,118,676	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	1,009,120	—	(1,009,120)	—
Other investing activities	82,099	5,030,972	(582,998)	460,661	4,990,734
Net cash used in discontinued investing activities	—	(2,199,038)	(448,016)	2,199,038	(448,016)
Loans to VIEs and VIEs’ subsidiaries (4)	—	(4,882,089)	—	4,882,089	—
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	—	2,683,051	—	(2,683,051)	—
Other investing activities	—	—	(448,016)	—	(448,016)
Net cash generated from/ (used in) continuing financing activities	2,604	(28,655)	358,346	(570,217)	(237,922)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	1,118,676	(1,118,676)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(1,009,120)	1,009,120	—
Other financing activities	2,604	(28,655)	248,790	(460,661)	(237,922)
Net cash (used in)/generated from discontinued financing activities	—	(274,999)	2,136,199	(2,199,038)	(337,838)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	4,882,089	(4,882,089)	—
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	—	—	(2,683,051)	2,683,051	—
Other financing activities		(274,999)	(62,839)	—	(337,838)

The following tables set forth the balance sheets depicting the financial position for our company, non-VIE subsidiaries, the VIEs and VIEs’ subsidiaries, and eliminations, as of December 31, 2022 and 2023.

	As at December 31, 2023
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	2,142	413,946	9,888	—	425,976
Restricted cash	—	1,008,318	—	—	1,008,318
Accounts and notes receivables, net	—	788,035	41,767	—	829,802
Inventories	—	7,776	18	—	7,794
Prepayments and other current assets	3,186	645,282	25,632	—	674,100
Short-term investments	—	35,888	—	—	35,888
Lease rental receivables	—	47,925	—	—	47,925
Amounts due from related parties	—	60,394	—	—	60,394
Amount due from Group companies (3)	—	404,371	302,018	(706,389)	—
Total current assets	5,328	3,411,935	379,323	(706,389)	3,090,197
Non-current assets:
Restricted cash	—	810,911	1,460	—	812,371
Property and equipment, net	—	506,187	118,018	—	624,205
Intangible assets, net	—	93,173	—	—	93,173
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	156,859	—	—	156,859
Non-current deposits	—	81,869	—	—	81,869
Operating lease right-of-use assets	—	1,293,526	—	—	1,293,526
Lease rental receivables	—	314	—	—	314
Amount due from Group companies (3)	—	321,759	—	(321,759)	—
Investment in subsidiaries and VIEs (2)	750,869	—	—	(750,869)	—
Other non-current assets	—	46,913	—	—	46,913
Total non-current assets	750,869	3,365,646	119,478	(1,072,628)	3,163,365
Total assets	756,197	6,777,581	498,801	(1,779,017)	6,253,562

	As at December 31, 2023
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short-term bank loans	—	257,000	144,755	—	401,755
Long-term borrowings-current portion	—	721	—	—	721
Long-term bank loan-current	—	794,679	—	—	794,679
Accounts and notes payable	—	1,595,145	45,719	—	1,640,864
Accrued expenses and other liabilities	1,333	1,057,006	33,234	—	1,091,573
Customer advances and deposits and deferred revenue	—	288,150	34	—	288,184
Operating lease liabilities	—	523,790	—	—	523,790
Financing lease liabilities	—	418	—	—	418
Convertible senior notes held by a related party-current	106,240	—	—	—	106,240
Convertible senior notes held by third parties-current	78	—	—	—	78
Amounts due to related parties	—	1,119	—	—	1,119
Amount due to Group companies (3)	—	302,018	404,371	(706,389)	—
Income tax payable	—	2,757	20	—	2,777
Liabilities held for sale	—	—	—	—	—
Total current liabilities	107,651	4,822,803	628,133	(706,389)	4,852,198

Non-current liabilities:
Convertible senior notes held by a related party	424,962	—	—	—	424,962
Operating lease liabilities	—	862,514	—	—	862,514
Financing lease liabilities	—	861	370	—	1,231
Amount due to Group companies (3)	321,736	—	23	(321,759)	—
Long-term bank loan	—	159,729	—	—	159,729
Long-term borrowings	—	—	—	—	—
Other non-current liabilities	—	5,491	17,346	—	22,837
Total non-current liabilities	746,698	1,028,595	17,739	(321,759)	1,471,273
Total liabilities	854,349	5,851,398	645,872	(1,028,148)	6,323,471
Total mezzanine equity	—	191,865	—	—	191,865
BEST Inc. shareholders’ equity	(98,152)	897,940	(147,071)	(750,869)	(98,152)
Non-controlling interests	—	(163,622)	—	—	(163,622)
Total shareholders’ equity (2)	(98,152)	734,318	(147,071)	(750,869)	(261,774)
Total liabilities, mezzanine equity and shareholders’ equity	756,197	6,777,581	498,801	(1,779,017)	6,253,562

	As at December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	6,703	515,174	11,604	—	533,481
Restricted cash	—	399,337	—	—	399,337
Accounts and notes receivables, net	—	649,967	41,357	—	691,324
Inventories	—	16,436	44	—	16,480
Prepayments and other current assets	3,420	723,449	50,973	—	777,842
Short-term investments	—	725,043	—	—	725,043
Lease rental receivables	—	43,067	—	—	43,067
Amounts due from related parties	—	76,368	—	—	76,368
Amount due from Group companies (3)	—	447,845	268,909	(716,754)	—
Total current assets	10,123	3,596,686	372,887	(716,754)	3,262,942
Non-current assets:
Restricted cash	—	1,544,131	1,474	—	1,545,605
Property and equipment, net	—	656,060	128,672	—	784,732
Intangible assets, net	—	75,553	—	—	75,553
Goodwill	—	54,135	—	—	54,135
Long-term investments	—	156,859	—	—	156,859
Non-current deposits	—	50,767	—	—	50,767
Operating lease right-of-use assets	—	1,743,798	—	—	1,743,798
Lease rental receivables	—	40,188	—	—	40,188
Amount due from Group companies (3)	—	408,118	—	(408,118)	—
Investment in subsidiaries and VIEs (2)	2,135,384	—	—	(2,135,384)	—
Other non-current assets	719	74,947	—	—	75,666
Total non-current assets	2,136,103	4,804,556	130,146	(2,543,502)	4,527,303
Total assets	2,146,226	8,401,242	503,033	(3,260,256)	7,790,245

	As at December 31, 2022
	Parent
	（Primary Beneficiary	Other	VIEs and VIEs’		Consolidated
	of VIEs)	subsidiaries	subsidiaries	Eliminations	Total
LIABILITIES
Current liabilities:
Short-term bank loans	—	73,128	110,142	—	183,270
Long-term borrowings-current portion	—	79,148	—	—	79,148
Accounts and notes payable	—	1,407,625	22,379	—	1,430,004
Accrued expenses and other liabilities	—	1,124,913	20,741	—	1,145,654
Customer advances and deposits and deferred revenue	—	277,737	—	—	277,737
Operating lease liabilities	—	543,886	376	—	544,262
Financing lease liabilities	—	1,490	10,383	—	11,873
Convertible senior notes held by a related party-current	522,744	—	—	—	522,744
Convertible senior notes held by third parties-current	77	—	—	—	77
Amounts due to related parties	—	1,315	—	—	1,315
Amount due to Group companies (3)	—	268,909	447,845	(716,754)	—
Income tax payable	—	1,563	—	—	1,563
Liabilities held for sale	—	—	—	—	—
Total current liabilities	522,821	3,779,714	611,866	(716,754)	4,197,647

Non-current liabilities:
Convertible senior notes held by a related party	522,744	—	—	—	522,744
Operating lease liabilities	—	1,292,057	—	—	1,292,057
Financing lease liabilities	—	1,322	24,702	—	26,024
Amount due to Group companies (3)	403,652	—	4,466	(408,118)	—
Long-term bank loan	—	928,894	—	—	928,894
Long-term borrowings	—	381	—	—	381
Other non-current liabilities	—	18,314	438	—	18,752
Total non-current liabilities	926,396	2,240,968	29,606	(408,118)	2,788,852
Total liabilities	1,449,217	6,020,682	641,472	(1,124,872)	6,986,499
Total mezzanine equity	—	191,865	—	—	191,865
BEST Inc. shareholders’ equity	697,009	2,273,823	(138,439)	(2,135,384)	697,009
Non-controlling interests	—	(85,128)	—	—	(85,128)
Total shareholders’ equity (2)	697,009	2,188,695	(138,439)	(2,135,384)	611,881
Total liabilities, mezzanine equity and shareholders’ equity	2,146,226	8,401,242	503,033	(3,260,256)	7,790,245
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investment among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(3)	It represents the elimination of intercompany balances among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.
(4)

It represents the elimination of the cash support from the other subsidiaries to VIEs and VIEs’ subsidiaries and the repayment from VIEs and VIEs’ subsidiaries through our inter-company cash pool. For the years ended December 31, 2021, 2022 and 2023, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB6,000.8 million, RMB812.9 million and RMB86.3 million, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to certain subsidiaries in the amounts of RMB3,692.2 million, RMB1,055.8 million and RMB30.5 million (US$4.3 million), respectively, through the inter-company cash pool.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, redeemable convertible preferred shares, convertible senior notes and short-term borrowings, which historically were sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023, we had cash and cash equivalents of RMB426.0 million (US$60.0 million) and restricted cash (current portion) of RMB1,008.3 million (US$142.0 million). As of December 31, 2023, we had short-term bank loans of RMB401.8 million (US$56.6 million), all of which were cash-collateralized. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2023 was 1.64%. We also had borrowing from third party financing lease companies of RMB1.6 million (US$0.2 million), long-term borrowings of RMB795.4 million (US$112.0 million) as well as convertible senior notes of RMB531.3 million (US$74.8 million), among which RMB106.3 million (US$15.0 million) are due within the next 12 months as of December 31, 2023, and the remaining portion, or RMB425.0 million (US$60.0 million) are due in 2025.

The continuous negative impact of intense market competition had an adverse impact on our business operations and liquidity. We have incurred net losses from continuing operations of RMB908.6 million (US$128.0 million) and generated negative cash flow from continuing operating activities of RMB545.1 million (US$76.8 million) during the year ended December 31, 2023. As of December 31, 2023, we have a total cash position of RMB1,470.2 million (US$207.1 million) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB1,762.0 million (US$248.2 million) and an accumulated deficit of RMB19,749.3 million (US$2,781.6 million) which included accumulated losses from operations of RMB10,255.5 million (US$1,444.5 million) and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to our initial public offering of RMB9,493.8 million (US$1,337.1 million). These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern.

Our management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables.In the first quarter of 2024, we have successfully obtained new financing of RMB220,000 (US$30,986) short-term bank loans on credit maturing in one year, which allows us to enhance liquidity.

Although based on our current level of operations and available cash, and on the assumption that we are able to successfully execute the above-said plans to improve our liquidity and cash position, we believe that our cash and cash equivalents, cash generated from our operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for at least the next 12 months, the substantial doubt of the Company’s ability to continue as a going concern cannot be fully alleviated. The Company plans to raise additional capital to fund our operations and capital expenditures for the next twelve months from the date of issuance of these consolidated financial statement and beyond.

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

Material Cash Requirements. Our material cash requirements include: (1) capital expenditures for construction of warehouse and equipment for our freight delivery, global logistic service and supply change management service (see Note 25 of the Notes to the Financial Statements); (2) rental payment to landlord for our hubs, sortation centers and warehouses under operating lease agreements(see Note 9 of the Notes to the Financial Statements) ; (3) payment to our fleet suppliers for transportation services and payment to labor suppliers for outsource personnel needed in our normal business practice;(4) repayments of short-term and long-term bank loans(see Note 12 of the Notes to the Financial Statements); (5) repayment of long-term borrowings, including asset backed plans(see Note 14 of the Notes to the Financial Statements); (6) repayment of convertible senior notes, including 2025 Convertible Notes and 2024 Convertible Notes (see Note 15 of the Notes to the Financial Statements). In addition, subject to approval by our Board of Directors, shareholder distributions in the form of dividend payments and/or a share repurchase program may require the expenditure of a material amount of cash. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payment due by period
	Total	Less than 1 year	More than 1 year

	In thousands of RMB
Short-term bank loans	401,755	401,755	—
Long-term bank loan	954,408	794,679	159,729
Convertible senior notes	531,280	106,318	424,962
Capital expenditure commitments	36,347	36,347	—
Operating lease obligations	1,689,408	604,939	1,084,469
Long-term borrowings	721	721	—
Borrowings from third party financing lease companies	1,752	862	890
Total	3,615,671	1,945,621	1,670,050

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

Our main sources of cash funding for the VIEs have included short-term loans from local banks and financial institutions, cash generated from operations, and inter-company loans provided by other subsidiaries of our company. As of December 31, 2022 and 2023, the VIEs held cash and cash equivalents of RMB11.6 million and RMB9.9 million (US$1.4 million), respectively.

For the years ended December 31, 2021, 2022 and 2023, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB6,000.8 million, RMB812.9 million and RMB86.3 million, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to certain subsidiaries in the amounts of RMB3,692.2 million, RMB1,055.8 million and RMB30.5 million (US$4.3 million), respectively, through the inter-company cash pool. Other than the aforementioned cash transfers, there was no other asset transfer between our subsidiaries, the VIEs and our company.

No dividend or distribution was made through the VIEs to our company during the years ended December 31, 2021, 2022 and 2023.

During the years ended December 31, 2021, 2022 and 2023, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors. Likewise, there was no restriction or limitation on the VIEs to settle obligations under the VIE contractual arrangements. Historically, no distribution of earnings has been made due to the fact that a majority of our subsidiaries and the VIEs were still in a cumulative loss financial position.

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

The following table sets forth a summary of the movements of our cash and cash equivalents for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated used in operating activities for continuing operations	(891,135)	(1,051,662)	(545,092)	(76,777)
Net cash used in operating activities for discontinued operations	(1,912,826)	(66,174)	—	—
Net cash used in operating activities	(2,803,961)	(1,117,836)	(545,092)	(76,777)
Net cash generated from investing activities for continuing operations	4,990,734	150,756	628,975	88,589
Net cash used in investing activities for discontinued operations	(448,016)	—	—	—
Net cash generated from investing activities	4,542,718	150,756	628,975	88,589
Net cash generated used in financing activities for continuing operations	(237,922)	(1,948,367)	(353,486)	(49,787)
Net cash used in financing activities for discontinued operations	(337,838)	—	—	—
Net cash used in financing activities	(575,760)	(1,948,367)	(353,486)	(49,787)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(55,970)	77,722	37,845	5,332
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,107,027	(2,837,725)	(231,758)	(32,643)
Cash, cash equivalents and restricted cash at the beginning of the year	4,209,121	5,316,148	2,478,423	349,079
Cash, cash equivalents and restricted cash at the end of the year	5,316,148	2,478,423	2,246,665	316,436

Operating Activities

Net cash used in operating activities for continuing operations was RMB545.1 million (US$76.8 million) in 2023, compared to RMB1,051.7 million used in operating activities for continuing operations in 2022. This decrease was primarily due to the decrease of RMB556.2 million (US$78.3 million) in net loss from continuing operations.

Net cash used in operating activities for continuing operations was RMB1,051.7 million in 2022, compared to RMB891.1 million generated from operating activities for continuing operations in 2021. This increase was primarily due to the increase of RMB201.0 million in net loss from continuing operations, which was mainly attributable to the competitive market dynamics and pricing lag.

Investing Activities

Net cash generated from investing activities for continuing operations was RMB629.0 million (US$88.6 million) in 2023, which was primarily due to (i) payments for purchase of property and equipment of RMB129.5 million (US$18.2 million), which property and equipment were used in the expansion and optimization of our freight service and global logistics services in Southeast Asia; (ii) receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB36.5 million (US$5.1 million); (iii) a net change in short-term investments of RMB738.7 million (US$104.0 million), which were proceeds from maturities of short-term investments of RMB1,782.5 million (US$251.1 million) offset by purchase of short-term investments of RMB1,043.8 million (US$147.0 million).

Net cash generated from investing activities for continuing operations was 150.8 million in 2022, which was primarily due to (i) payments for purchase of property and equipment of RMB143.3 million, which property and equipment were used in the expansion and optimization of our freight service and global logistics services in Southeast Asia; (ii) receipt of repayment on lease rental and other financing receivables—principal portion in an aggregate amount of RMB557.5 million;(iii) a net change in short-term investments of RMB428.8 million, which were proceeds from maturities of short-term investments of RMB1,804.3 million offset by purchase of short-term investments of RMB2,233.1 million, and (iv) origination of factoring receivables of RMB230.5 million, mainly for factoring service provided to certain third-party suppliers who transfer their rights to future cash receipts from accounts receivable with recourse, partially offset by receipt of repayment on factoring receivables—principal portion in an aggregate amount of RMB391.0 million.

Financing Activities

Net cash used in financing activities for continuing operations was RMB353.5 million (US$49.8 million) in 2023, which was mainly due to (i) repayment of 2025 Convertible Notes of RMB503.3 million (US$70.9 million); (ii) proceeds from short-term bank loans of RMB415.7 million (US$58.5 million), partially offset by repayment of short-term bank loans of RMB200.2 million (US$28.2 million), and (iii) repayment of long-term borrowings of RMB27.0 million (US$3.8 million).

Net cash used in financing activities for continuing operations was RMB1,948.4 million in 2022, which was mainly due to (i) repayment of 2024 Convertible Notes of RMB1,363.9 million; (ii) proceeds from short-term and long-term bank loans of RMB248.8 million, partially offset by repayment of short-term and long-term bank loans of RMB531.4 million, and (iii) repayment of long-term borrowings of RMB301.8 million.

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

In June 2020, we completed a private placement of US$150 million aggregate principal amount of 4.5% convertible senior notes due 2025 to Alibaba.com Hong Kong Limited, an entity affiliated with Alibaba, one of our principal shareholders. These convertible senior notes were issued and sold outside the United States in an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act. The notes will mature on June 3, 2025. Holders may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, we will cause to be delivered, for each US$100,000 principal amount of converted notes, a number of Class A ordinary shares equal to the conversion rate. The notes may be converted into our Class A ordinary shares at an initial conversion price of approximately US$121.40 per ADS, which rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In April 2023, we and Alibaba.com Hong Kong Limited agreed that Alibaba.com Hong Kong Limited would require us to repurchase one half of the 2025 Convertible Notes in 2023. In 2023, we repurchased US$75 million aggregate principal amount of the 2025 Convertible Notes, and the repurchased notes were canceled accordingly. In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China. On April 22, 2024, we and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require us to repurchase US$15 million (RMB106.2 million) aggregate principal amount of 2025 Convertible Notes with accrued interest before August 30, 2024 and to repurchase the remaining portion, or US$60 million (RMB425.0 million) aggregate principal amount with accrued interest on May 10, 2025. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.”

Segment Financial Information

The table below provides a summary of our operating segment results for the years ended December 31, 2021, 2022 and 2023, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

With the exception of the below, all segment information in this annual report is presented after inter-segment eliminations:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenue:
Freight	8,353,703	4,890,823	5,412,204	762,293
Supply Chain Management	1,820,239	1,852,153	1,857,429	261,613
Global	1,194,146	963,505	949,738	133,768
Others	172,447	116,859	106,393	14,985
Inter-segment eliminations	(114,699)	(79,268)	(9,920)	(1,397)
Consolidated revenue	11,425,836	7,744,072	8,315,844	1,171,262
Gross (loss)/profit:
Freight	(262,303)	(226,659)	197,429	27,807
Supply Chain Management	73,272	110,257	158,162	22,276
Global	(64,656)	(164,680)	(184,970)	(26,052)
Others	54,299	17,524	79,816	11,242
Consolidated gross (loss)/profit	(199,388)	(263,558)	250,437	35,273

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

The table below provides a summary of the principal markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for the years ended December 31, 2021, 2022 and 2023, which have been derived from the notes to our consolidated financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
PRC	10,231,981	6,827,165	7,369,331	1,037,948
Non-PRC	1,193,855	916,907	946,513	133,314
	11,425,836	7,744,072	8,315,844	1,171,262

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue by Segment

Segment revenue of our Freight segment, Supply Chain Management segment increased from 2022 to 2023 primarily due to an increase in segment revenue from external customers. Segment revenue of our Global segment and Other segments decreased from 2022 to 2023 primarily due to a decrease in segment revenue from external customers. For additional information regarding these trends, please see “—Year-over-Year Comparisons of Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

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

As of December 31, 2021, 2022 and 2023, our PRC subsidiaries had appropriated an aggregate of RMB167, nil and nil, respectively, in their statutory reserves.

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

WACC - The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for Global reporting unit is 15% as of December 31, 2022 and 2023 A sensitivity analysis of the WACC was performed as of December 31, 2022 and 2023. An increase in the WACC of ten percentage would not result in the carrying value of the reporting unit exceeding its fair value.

Impairment of long-lived assets held for use other than goodwill

We evaluate our long-lived assets, including fixed assets, intangible assets with finite lives and operating lease right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Impairment losses are included in Impairment of long-lived assets” in the consolidated statements of comprehensive income (loss).

The calculation of cash flow analysis requires significant estimates and judgement, in particular, these estimates are sensitive to significant assumptions, including revenue growth rate, operating margin and operating expenses, which can be affected by expectations about internal budgets and strategic plans and expected long-term growth rates, and WACC, which captures the perceived risks and uncertainties associated with the Compay. Changes in these estimates and assumptions could materially affect the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, which could result in an impairment charge to reduce the carrying value of long-lived assets, and could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows are described below. These key assumptions utilized in the undiscounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of long lived asset group. These projections are consistent with our operating budget and strategic plan. We also make assumptions about our cost levels (e.g., capacity utilization, cost performance in various volume level) based on our historical operating results to drive our future operating margin. Cash flows for estimated useful lives of the long lived asset group subsequent to the balance sheet date of the impairment test were utilized in the determination of recoverability of long lived asset group. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. A sensitivity analysis of the revenue growth rates, gross profit margin and operating expenses were performed on all asset groups. For each asset group analyzed, a 10% reduction in the revenue growth rates used or gross profit margin, or a 10% increase in operating expense respectively would not have resulted in its carrying value exceeding its estimated fair value. We completed our impairment analysis and determined that the carrying value of the Global asset group exceeded its fair value as of December 31, 2023, the date of our evaluation. As a result, we have recognized an impairment loss of RMB94.7 million for the year ended December 31, 2023, to write down the property and equipment of the asset group to its fair market value, the charge for which we have included in “Impairment of long-lived assets“ within our consolidated statements of operations as part of our Global segment.

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

Customers are required to prepay for freight delivery services and we record such amounts as “Customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price we earn from its customers are based on the shipment’s weight and route to the end recipient’s destination. In addition, we provide certain discounts, incentives and rebates based on explicitly agreed upon terms with ourcustomers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. We review the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the estimates of variable consideration are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and were insignificant for the periods presented.

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

Supply chain management services

We provide warehouse management, order fulfillment services and transportation services to our offline and online enterprise customers (“enterprise customers”). We enter into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through our self-operated order fulfillment centers and transportation services agreements for transportation services. The majority of the contracts have an effective term of one year. Order fulfillment service revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing one month’s advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 240 days.

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

Global logistics services

We provide international logistics services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination service as well as international and local express delivery services outside China. Revenue for our global logistics services is primarily recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

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

Going Concern

The intense market competition continues to have an adverse impact on the Company’s business operations and liquidity. We have incurred net losses from continuing operations of RMB908.6 million (US$128.0 million) and generated negative cash flows from continuing operating activities of RMB545.1 million (US$76.8 million) during the year ended December 31, 2023, and had an accumulated deficit of RMB19,749.3 million (US$2,781.6 million) and a working capital deficiency of RMB1,762.0 million (US$248.2 million) as of December 31, 2023. As of December 31, 2023, the balance of our total cash and cash equivalents, current restricted cash and short-term investments was RMB1,470.2 million (US$207.1 million).

These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern. Our management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, and re-financing certain existing notes payables. In the first quarter of 2024, we have successfully obtained new financing of RMB220,000 (US$30,986) short-term bank loans on credit maturing in one year, which allows us to enhance liquidity. Although we have achieved encouraging initial results from our plans to reduce our costs and expenditures in the first quarter of 2024 for certain business segments, if we are unsuccessful in our efforts or are unable to raise additional financing in the near term, we may be required to significantly reduce or scale back our operations. There are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. The accompanying consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should we be unable to continue as a going concern.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management as of the date of this annual report:

Name	Age	Position/Title
Shao-Ning Johnny Chou	62	Director, chairman and chief executive officer
Chen Shen	41	Director
Xiao Hu	44	Director
George Chow	56	Director, chief strategy and investment officer
Wenbiao Li	57	Director
Ying Wu	64	Director
Klaus Anker Petersen	51	Director
Gloria Fan	59	Chief financial officer
Mangli Zhang	67	Senior vice president, general manager of supply chain management service line
Xiaoqing Wang	43	Vice president, general manager of global service line
Tao Liu	47	Senior vice president, general manager of freight service line
Yanbing Zhang	48	Senior vice president of engineering, general manager of cloud service line
Jimei Liu	52	Senior vice president of human resources and administration

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

Ms. Chen Shen has been a director of our company since May 2023. Ms. Shen is a director of Strategic Investments at Alibaba Group Holding Limited. She joined Alibaba in 2018. Previously she served as senior investment officer in International Finance Corporation at World Bank Group from 2017 to 2018. She was associate from 2010 to 2012 and then vice president of CDH from 2013 to 2016. She also served as an investment analyst and then associate at China International Capital Corporation Limited from 2004 to 2008. Ms. Shen holds an MBA degree from Columbia University and a bachelor’s degree from Fudan University.

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

For the year ended December 31, 2023, we paid an aggregate of approximately US$5.38 million in cash to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

Granted Options

As of February 29, 2024, we had outstanding options with respect to 2,489,430 ordinary shares that have been granted to our directors, officers, employees and consultants, or the option holders, under the 2008 equity and performance incentive plan.

The table below summarizes, as of February 29, 2024, the options we had granted to our directors and executive officers under the 2008 equity and performance incentive plan:

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

Granted Restricted Share Units

As of February 29, 2024, we had outstanding restricted share units with respect to 4,396,940 ordinary shares that have been granted to our directors, officers, employees and consultants under the 2017 equity incentive plan.

The table below summarizes, as of February 29, 2024, the share-based awards we had granted to our directors and executive officers under the 2017 equity incentive plan, which were all restricted share units:

Number of
restricted
share units
Name	granted	Grant date	Expiration date
Shao-Ning Johnny Chou	*	Various dates from June 1, 2018 to January 1, 2024	Various dates from June 1, 2028 to January 1, 2034
George Chow	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033
Wenbiao Li	*	Various dates from February 1, 2018 to February 1, 2024	Various dates from February 1, 2028 to February 1, 2034
Ying Wu	*	Various dates from July 31, 2022 to February 1, 2024	Various dates from July 31, 2032 to February 1, 2034
Klaus Anker Petersen	*	Various dates from July 31, 2022 to February 1, 2024	Various dates from July 31, 2032 to February 1, 2034
Gloria Fan	*	Various dates from November 30, 2019 to March 1, 2023	Various dates from November 30, 2029 to March 1, 2033
Mangli Zhang	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033
Xiaoqing Wang	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033
Tao Liu	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033
Yanbing Zhang	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033
Peng Chen	*	Various dates from March 1, 2018 to March 1, 2022	Various dates from March 1, 2028 to March 1, 2032
Jimei Liu	*	Various dates from March 1, 2018 to March 1, 2023	Various dates from March 1, 2028 to March 1, 2033

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

BEST Asia Plan

To better incentivize contribution to the growth our BEST Global business, in December 2020, BEST Asia Inc., our wholly-owned Cayman Islands subsidiary that holds our Southeast Asian business, adopted the 2020 Equity Incentive Plan, or the BEST Asia Plan, pursuant to which BEST Asia Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST Asia Plan is administered by the board of directors of BEST Asia Inc. or a committee or a member of the board of directors designated by the board of directors of BEST Asia Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST Asia Plan, BEST Asia Inc. may grant dividend equivalents, options, restricted shares, restricted share units, share appreciation rights or share payments to the eligible participants, including employees, directors and consultants of BEST Asia Inc. and its subsidiaries, parents and “related entities” as defined in the BEST Asia Plan. The term of the awards granted under the BEST Asia Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Asia Inc. As of February 29, 2024, we had issued options to purchase ordinary shares of BEST Asia Inc. to certain employees, including certain of our directors and executive officers, under the BEST Asia Plan.

BEST CloudSoft Plan

To better incentivize contribution to the growth our SaaS software service business, in March 2022, BEST CloudSoft Inc., our wholly-owned Cayman Islands subsidiary that holds our SaaS software service business, adopted the 2022 Equity Incentive Plan, or the BEST CloudSoft Plan, pursuant to which BEST CloudSoft Inc. may issue a certain maximum number of ordinary shares pursuant to awards granted thereunder. The BEST CloudSoft Plan is administered by the board of directors of BEST Inc. or the compensation committee or a member of the board of directors designated by the board of directors of BEST Inc., which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BEST CloudSoft Plan, BEST CloudSoft Inc. may grant options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments to eligible participants, including employees, consultants and directors of BEST CloudSoft Inc. and its subsidiaries, parents and “related entities” as defined in the BEST CloudSoft Plan. The term of the awards granted under the BEST CloudSoft Plan may not exceed ten years from the date of grant, unless extended by the board of directors of BEST Inc. As of February 29, 2024, we had issued options to purchase ordinary shares of BEST CloudSoft Inc. to certain employees, including certain of our directors and executive officers, under the BEST CloudSoft Plan.

C.	Board Practices

Board of Directors

Pursuant to our ninth amended and restated articles of association currently in effect, our board of directors currently consists of seven directors, including (i) Mr. Shao-Ning Johnny Chou and Mr. George Chow, or the Founder Directors, who were nominated by our founder, Mr. Shao-Ning Johnny Chou; (ii) Ms. Chen Shen and Ms. Xiao Hu, or collectively, the Alibaba Directors, who were nominated by Alibaba (including Cainiao Network); and (iii) Mr. Wenbiao Li, Mr. Ying Wu and Mr. Klaus Anker Petersen, who are independent directors. As long as Mr. Shao-Ning Johnny Chou is a director, he will serve as the chairman of the board.

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

Compensation Committee

Our compensation committee consists of Mr. Ying Wu, Ms. Xiao Hu and Mr. George Chow. Mr. Ying Wu is the chairman of our compensation committee. Mr. Ying Wu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Corporate Governance Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Shao-Ning Johnny Chou, Ms. Xiao Hu and Mr. Wenbiao Li. Mr. Shao-Ning Johnny Chou is the chairman of our corporate governance and nominating committee. Mr. Wenbiao Li satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Corporate Governance Rules.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of February 29, 2024 by:

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

The calculations in the table below are based on (i) 252,010,824 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, that were issued and outstanding as of February 29, 2024. The aforesaid 256,610,739 Class A ordinary shares excludes the 5,037,713 Class A ordinary shares issued to our depositary bank as of February 29, 2024 and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this annual report.

	Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Voting Power****

Shao-Ning Johnny Chou	4,309,300	1.6	—	—	47,790,698	100.0	46.3
Chen Shen	—	—	—	—	—	—	—
Xiao Hu	—	—	—	—	—	—	—
George Chow	6,875,407	2.6	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Ying Wu	*	*	—	—	—	—	**
Klaus Anker Petersen	*	*	—	—	—	—	**
Gloria Fan	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Xiaoqing Wang	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Chen Peng	*	*	—	—	—	—	**
Directors and Executive officers as a Group	14,162,557	5.4	—	—	47,790,698	100.0	46.6
Alibaba Group Holding Limited(1)	22,357,979	8.2	94,075,249	100.0	—	—	46.0
Shao-Ning Johnny Chou	4,309,300	1.6	—	—	47,790,698	100.0	46.3
BJ Russell Holdings Limited(2)	33,548,304	12.8	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(3)	12,443,429	4.8	—	—	—	—	0.4
*	Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	Holds less than 1% of voting power of our total ordinary shares outstanding.
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

(1)	The number of ordinary shares beneficially owned was reported in an Amendment No. 3 to Schedule 13D filed by Alibaba Group Holding Limited, Alibaba Investment Limited and other reporting persons on June 3, 2020, and consists of (i) 10,000,000 Class A ordinary shares represented by ADSs held by Alibaba Investment Limited, (ii) 75,831,692 Class B ordinary shares held by Alibaba Investment Limited, (iii) 18,243,557 Class B ordinary shares held by Cainiao Smart Logistics Investment Limited, and (iv) 24,000,000 Class A ordinary shares convertible at any time from the 2025 Convertible Notes in the principal amount of US$150,000,000 after 30 consecutive trading days after May 27, 2020 at the option of Alibaba.com Hong Kong Limited, the holder of such senior notes issued by us in June 30, 2020, subject to the adjustment as provided under the 2025 Convertible Notes. We subsequently determined that, upon the aforesaid adjustment, a total of 24,715,957 Class A ordinary shares will be convertible from the 2025 Convertible Notes in the principal amount of US$150,000,000. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. Alibaba Investment Limited is a British Virgin Islands company wholly owned by Alibaba Group Holding Limited. Cainiao Smart Logistics Investment Limited is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. Alibaba Group Holding Limited owned a 66% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2020 as disclosed in the annual report on Form 20-F filed with the SEC by Alibaba Group Holding Limited on July 9, 2020. Beneficial ownership of the Class B ordinary shares held by Cainiao Smart Logistics Investment Limited is attributed to Alibaba Group Holding Limited as a result of its ownership of the 66% equity interest in Cainiao Smart Logistics Network Limited. Alibaba.com Hong Kong Limited is a Hong Kong company wholly owned by Alibaba Group Holding Limited. The registered address of Alibaba Group Holding Limited is the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.
(2)	The number of ordinary shares beneficially owned was reported in the Schedule 13G filed by BJ Russell Holdings Limited and other reporting persons on July 26, 2023 and consists of 33,548,304 Class A ordinary shares held beneficially by BJ Russell Holdings Limited (“BJ Russell”). Hung Chris Hui owns 100% of the share capital of BJ Russell and may be deemed to own beneficially all of the shares held by BJ Russell. Yahong Liang is the sole director of BJ Russell and may also be deemed to beneficially own all of the shares held BJ Russell, but hereby disclaims beneficial ownership of any of such shares. BJ Russell is a limited liability company established in the British Virgin Islands. The address of the principal business office of each of BJ Russell, Hung Chris Hui and Yahong Liang is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.
(3)	The number of ordinary shares beneficially owned was reported in the Amendment No. 1 to Schedule 13G filed by The Goldman Sachs Group, Inc. and other reporting persons on February 9, 2021 and consists of an aggregate of 12,443,429 Class A ordinary shares owned by Broad Street Principal Investments, L.L.C., Bridge Street 2014, L.P., Stone Street 2014, L.P., MBD 2014, L.P., Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. (collectively, the “GS Stockholders”), and are owned, or may be deemed to, or to have been beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”). MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014, L.P. and MBD 2014 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of the other GS Investing Entities. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts and is the investment manager of the GS Stockholders. Each of the GS Group, Broad Street Principal Investments, L.L.C., MBD Advisors, L.L.C. and Bridge Street Opportunity Advisors, L.L.C. is a limited liability company incorporated in Delaware. Each of MBD 2014, L.P., Bridge Street 2014, L.P. and Stone Street 2014, L.P. is a Delaware limited partnership. Goldman Sachs is a limited liability company incorporated in New York. Each of Bridge Street 2014 Offshore, L.P., Stone Street 2014 Offshore, L.P. and MBD 2014 Offshore, L.P. is a Cayman Islands limited partnership.

To our knowledge, as of February 29, 2024, 198,238,035 Class A ordinary shares or 75.8% of our outstanding Class A ordinary shares were held by six record holders in the United States, including our ADS depositary bank, which held 192.326.640 Class A ordinary shares or 73.5% of our outstanding Class A ordinary shares (excluding 5,037,713 Class A ordinary shares issued and reserved for future issuances of ADSs upon exercise or vesting of awards granted under our share incentive plans). Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. As of February 29, 2024, 47,790,698 Class C ordinary shares representing all of our outstanding Class C ordinary shares were held by one record holder in the United States, namely, Shao-Ning Johnny Chou, our founder, chairman and chief executive officer.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

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

In April 2023, we and Alibaba.com Hong Kong Limited agreed that Alibaba.com Hong Kong Limited would not require us to repurchase all of their notes in 2023, and would instead require us to repurchase one half of their notes, or US$75 million aggregate principal amount. In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China. On April 22, 2024, we and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require us to repurchase US$15 million (RMB106.2 million) aggregate principal amount of 2025 Convertible Notes with accrued interest before August 30, 2024 and to repurchase the remaining portion, or US$60 million (RMB425.0 million) aggregate principal amount with accrued interest on May 10, 2025. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or redeem the notes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not have the ability to raise the funds necessary to repurchase our convertible senior notes on the repurchase date or upon the occurrence of a fundamental change, and our future debt may contain limitations on our ability to pay cash upon required repurchase or redemption of the notes.”

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

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

We provided supply chain management services to Cainiao Network, and the related service fees amounted to RMB418.8 million, RMB237.0 and RMB161.0 million (US$22.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had balances of RMB45.4 million and RMB34.4 million (US$4.8 million), respectively, due from Cainiao Network, which represent service fees payable to us.

We provided supply chain management services to Zhejiang Xinyi Supply Chain Management Co. Ltd, and the related service fees amounted to nil, 11.1 million and RMB19.4 million, (US$2.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We sold assets to Zhejiang Xinyi Supply Chain Management Co. Ltd, and the related proceeds amounted to nil, 16.0 million and RMB12.7 million, (US$1.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had balances of 5.7 million and RMB5.1 million (US$0.7 million), respectively, due from Zhejiang Xinyi Supply Chain Management Co. Ltd, which represent service fees payable to us

Cainiao Network leased warehouses to us resulting in rental expense of nil for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had a balance of RMB0.2 million and nil, respectively, due to Cainiao Network.

Alibaba Cloud Computing Co. Ltd., or Ali Cloud, an affiliate of Alibaba, provided certain cloud services to us resulting in service expense incurred by us of RMB13.6 million, RMB9.0 million and RMB6.8 million (US$1.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Ali Cloud also paid on our behalf certain operating costs of nil,nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had a balance of RMB0.4 million and RMB0.5 million (US$0.08 million), respectively, due from Ali Cloud, which represents service fees prepaid to Ali Cloud; and we had a balance of RMB0.4 million and RMB1.0 million (US$0.1 million), respectively, due to Ali Cloud, which represents service fees payable by us.

We provided express delivery service to Lazada Express Limited, or Lazada, an affiliate of Alibaba, and the related service fees amounted to RMB120.9 million, RMB148.6 million and RMB105.8 million (US$14.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Lazada introduced customers to us and we incurred commission fees of nil, RMB2.5 million and nil to Lazada for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had a balance of RMB24.9 million and RMB20.4 million (US$2.9 million), respectively, due from Lazada, which represents service fees payable to us; and we had a balance of RMB0.5 million and nil, respectively, due to Lazada, which represents service fees payable by us.

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered China resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the State Administration of Taxation issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

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

As discussed below under “Passive Foreign Investment Company,” we believe that we were classified as a passive foreign investment company, or PFIC, for prior taxable years, that we will be classified as a PFIC for the current taxable year, and that we will continue to be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we were classified as a PFIC for prior taxable years, or are classified as a PFIC in our current taxable year or future taxable years.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we will continue to be a PFIC in future taxable years.

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

Based on the past and projected composition of our income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we will continue to be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, changes in our asset or income composition may affect our PFIC status. For these purposes, fluctuations in the market price of our Class A ordinary shares and ADSs (which may be volatile) may affect the value of our goodwill, and thus the composition of its assets, and accordingly, may affect our PFIC status. The composition of our assets and income may also be affected by how, and how quickly, we use the cash and liquid assets that we currently hold. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “—Passive Foreign Investment Company,” we believe that we were a PFIC in prior taxable years, we will be a PFIC for the current taxable year, and that we will continue to be a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

During and for the year 2023, we did not receive any payment from Citibank, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program-related expenses.

PART II

ITEM  13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM  14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

Not applicable.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

	For the Years Ended
	December 31,
	2022	2023

	(In thousands of US dollars)
Audit Fees(1)	2,029	1,403
Tax Fees(2)	78	33
Total	2,107	1,436

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2023, we announced the adoption of a share repurchase program in an aggregate amount of up to US$20 million worth of our outstanding ADSs from time to time over a period of 12 months. As previously announced on November 23, 2023, our company’s board of directors terminated the share repurchase program, effective as of September 25, 2023. Prior to the program’s termination and during the year ended December 31, 2023, we repurchased a total of 1,265,685 ADSs, representing 27,029,700 Class A ordinary shares.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, the British Virgin Islands, Hong Kong, the Cayman Islands, Thailand, Vietnam, Malaysia, or Singapore.

To the best of our knowledge, no governmental entity in any of the PRC, the British Virgin Islands, Hong Kong, the Cayman Islands, Thailand, Vietnam, Malaysia, Singapore or Cambodia owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Statement of Policies Governing Material, Non-public Information and the Prevention of Insider Trading, which has been filed as Exhibit 11.2 to this annual report.

ITEM 16K.CYBERSECURITY

Risk management and strategy

As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition; such risks are referred to below as “material risks from cybersecurity threats”.

We identify, assess and manage any material risks from cybersecurity threats through the following countermeasures:

●	cybersecurity threat defense system that addresses both internal and external threats;
●	network, host and application security; and
●	sensitive information protection methods, including:

otechnical safeguards;

oprocedural requirements;

omonitoring program on our corporate network;

ocontinuous testing of our security posture both internally and with outside vendors;

oincident response program;

osecurity system effectiveness reviews with reference to applicable security standards; and

oregular cybersecurity awareness training for employees.

Our abovementioned countermeasures for identifying, assessing and managing any material risks from cybersecurity threats, have been integrated into our overall risk management system.

We do not engage any assessors, consultants, auditors, or other third parties in connection with any of our Cybersecurity Risk Management Processes.

Governance

The audit committee of our board of directors is ultimately responsible for the oversight of risks from cybersecurity threats.

Our board of directors and its audit committee have delegated an important leadership role in assessing and managing any material risks from cybersecurity threats to Mr. Yanbing Zhang, senior vice president of engineering. Mr. Zhang leads our Cybersecurity Risk Management Team, a dedicated unit within our Information Technology (IT) Department. Mr. Zhang has the following relevant expertise and experience with cybersecurity risk management: Mr. Zhang received a bachelor’s degree in computer science from the National University of Defense Technology and a master’s degree in computer science from the University of Karlsruhe (now known as the Karlsruhe Institute of Technology). Mr. Zhang led the establishment of BEST’s cybersecurity management system as well as the cybersecurity department. Mr. Zhang is also experienced in dealing with cybersecurity incidents.

Our Cybersecurity Risk Management Team, led by Mr. Yanbing Zhang, continually monitors our IT apps, platforms and infrastructure to prevent, detect, quickly respond to, mitigate, and remediate any potential material risks from cybersecurity threats or any potential cybersecurity incidents.

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

Exhibit Number	Description of Exhibits
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

*8.1	List of Subsidiaries.

Exhibit Number	Description of Exhibits
11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-218959), initially filed with the Securities and Exchange Commission on June 26, 2017).

*11.2	Registrant’s Statement of Policies Governing Material, Non-public Information and the Prevention of Insider Trading

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of King and Wood Mallesons

* 97.1	Incentive Compensation Clawback Policy of the Registrant

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*        Filed herewith

**      Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BEST Inc.

	By:	/s/ Shao-Ning Johnny Chou
		Name:	Shao-Ning Johnny Chou
		Title:	Chairman and Chief Executive Officer
Date: April 30, 2024

BEST INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BEST Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BEST Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and had a working capital deficiency. There is substantial doubt about the Company’s ability to continue as a going concern which has not been alleviated for the next twelve months from the date of issuance of these consolidated financial statements. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern
Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the intense market competition continues to have an adverse impact on the Company’s business operations and liquidity. The Company incurred net losses from continuing operations of RMB909 million and generated negative cash flows from continuing operating activities of RMB545 million during the year ended December 31, 2023, and had an accumulated deficit of RMB19,749 million and a working capital deficit of RMB1,762 million as of December 31, 2023. The Company has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business and re-financing certain existing notes payables. There are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. Accordingly, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated for the next twelve months from the date of issuance of these consolidated financial statements.

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

How We Addressed the Matter in Our Audit

To test the Company’s assessment regarding its ability to continue as a going concern, we performed audit procedures that included, among others, evaluating the reasonableness of management’s cash flow forecasts by making inquiries with management, comparing the forecasts used by management against historical performance and budgets and to current industry and economic trends. We also performed sensitivity analyses of significant assumptions to evaluate the change in the cash flow forecasts that would result from changes in these assumptions. We considered the impact of subsequent events on the Company’s going concern assessment, and the Company’s financing arrangements in place as of the report date. In addition, we assessed the adequacy of the Company’s disclosures of the going concern uncertainty included in Note 2 to the consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 30, 2024

BEST INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents (including cash and cash equivalents of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of RMB5,042 and RMB27 (US$4) as of December 31, 2022 and 2023, respectively)		533,481	425,976	59,997
Restricted cash		399,337	1,008,318	142,019
Short-term investments		725,043	35,888	5,055
Accounts and notes receivable, net of allowance of RMB263,956 and RMB250,104 (US$35,226) as of December 31, 2022 and 2023, respectively	5	691,324	829,802	116,875
Prepayments and other current assets (including prepayments and other current assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs of RMB17,909 and nil as of December 31, 2022 and 2023, respectively)	6	777,842	674,100	94,945
Lease rental receivables	9	43,067	47,925	6,750
Amounts due from related parties	22	76,368	60,394	8,506
Inventories		16,480	7,794	1,098
Total current assets		3,262,942	3,090,197	435,245
Non-current assets:
Restricted cash		1,545,605	812,371	114,420
Non-current deposits		50,767	81,869	11,531
Operating lease right-of-use assets	9	1,743,798	1,293,526	182,189
Lease rental receivables	9	40,188	314	44
Long-term investments	10	156,859	156,859	22,093
Property and equipment, net	7	784,732	624,205	87,917
Intangible assets, net	8	75,553	93,173	13,123
Goodwill	11	54,135	54,135	7,625
Other non-current assets		75,666	46,913	6,608
Total non-current assets		4,527,303	3,163,365	445,550
Total assets		7,790,245	6,253,562	880,795
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable (including accounts and notes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB22,379 and RMB45,719 (US$6,456) as of December 31, 2022 and 2023, respectively)		1,430,004	1,640,864	231,110
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB20,741 and RMB33,230 (US$4,690) as of December 31, 2022 and 2023, respectively)	13	1,145,654	1,091,573	153,745
Customer advances and deposits and deferred revenue (including customer advances and deposits and deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB34 (US$5) as of December 31, 2022 and 2023, respectively)		277,737	288,184	40,590
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB376 and nil as of December 31, 2022 and 2023, respectively)	9	544,262	523,790	73,774
Financing lease liabilities (including financing lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB10,383 and RMB20 (US$3) as of December 31, 2022 and 2023, respectively)	9	11,873	418	59
Amounts due to related parties	22	1,315	1,119	158
Income tax payable	16	1,563	2,777	391
Short-term bank loans (including short-term bank loans of the consolidated VIEs without recourse to the primary beneficiary of RMB110,142 and RMB144,755(US$20,438) as of December 31, 2022 and 2023, respectively)	12	183,270	401,755	56,586
Long-term bank loan - current portion	12	—	794,679	111,928
Long-term borrowings - current portion	14	79,148	721	102
Convertible senior notes held by a related party-current	15, 22	522,744	106,240	14,964
Convertible senior notes held by third parties-current	15	77	78	11
Total current liabilities		4,197,647	4,852,198	683,418

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
Non-current liabilities
Operating lease liabilities	9	1,292,057	862,514	121,483
Financing lease liabilities (including financing lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB24,702 and RMB370(US$52) as of December 31, 2022 and 2023, respectively)	9	26,024	1,231	173
Long-term bank loans	12	928,894	159,729	22,497
Long-term borrowings	14	381	—	—
Convertible senior notes held by a related party	15, 22	522,744	424,962	59,855
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB438 and RMB17,346 (US$2,449) as of December 31, 2022 and 2023, respectively)		18,752	22,837	3,216
Total non-current liabilities		2,788,852	1,471,273	207,224
Total liabilities		6,986,499	6,323,471	890,642
Commitments and contingencies	25
Mezzanine Equity:
Convertible non-controlling interests	21, 22	191,865	191,865	27,024
Total mezzanine equity		191,865	191,865	27,024
Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 1,858,134,053 shares authorized as of December 31, 2022 and 2023; 255,648,452 and 261,648,452 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	20	16,532	16,532	2,328
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 94,075,249 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	20	6,178	6,178	870
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 47,790,698 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	20	3,278	3,278	462
Treasury shares	20	—	(23,853)	(3,360)
Additional paid-in-capital		19,481,417	19,529,806	2,750,715
Accumulated deficit		(18,934,860)	(19,749,262)	(2,781,625)
Accumulated other comprehensive income	27	124,464	119,169	16,785
BEST Inc. shareholders’ equity (deficit)		697,009	(98,152)	(13,825)
Non-controlling interests		(85,128)	(163,622)	(23,046)
Total shareholders’ equity (deficit)		611,881	(261,774)	(36,871)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)		7,790,245	6,253,562	880,795

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenue from third parties
Freight delivery		8,244,435	4,843,121	5,314,447	748,524
Supply chain management		1,476,743	1,678,619	1,824,984	257,043
Global		992,518	708,745	783,952	110,418
Others		172,442	116,812	106,307	14,973
		10,886,138	7,347,297	8,029,690	1,130,958
Revenue from related parties
Freight delivery	22	—	45,157	89,948	12,669
Supply chain management	22	338,361	143,456	33,645	4,739
Global	22	201,337	208,162	162,561	22,896
		539,698	396,775	286,154	40,304
Total revenue		11,425,836	7,744,072	8,315,844	1,171,262

Cost of revenue
Freight delivery		(8,506,738)	(5,114,937)	(5,206,967)	(733,386)
Supply chain management		(1,741,832)	(1,711,818)	(1,700,467)	(239,506)
Global		(1,258,511)	(1,081,587)	(1,131,484)	(159,366)
Others		(118,143)	(99,288)	(26,489)	(3,731)
Total cost of revenue		(11,625,224)	(8,007,630)	(8,065,407)	(1,135,989)

Gross (loss) profit		(199,388)	(263,558)	250,437	35,273
Selling expenses		(260,219)	(237,918)	(256,621)	(36,144)
General and administrative expenses (including operating costs paid to a related party of RMB13,608, RMB9,041 and RMB6,845 (US$964) for the years ended December 31, 2021, 2022 and 2023, respectively)	22	(881,498)	(889,345)	(737,775)	(103,913)
Research and development expenses		(180,204)	(144,181)	(115,917)	(16,327)
Impairment of long-lived assets	7	—	—	(94,699)	(13,338)
Other operating income, net		58,337	108,817	2,658	374
Total operating expenses		(1,263,584)	(1,162,627)	(1,202,354)	(169,348)

Loss from operations		(1,462,972)	(1,426,185)	(951,917)	(134,075)
Interest income		49,658	80,361	83,810	11,805
Interest expense (including interest expense to related parties of RMB63,561, RMB62,192 and RMB35,108 (US$4,945) for the years ended December 31, 2021, 2022 and 2023, respectively)	22	(142,751)	(89,058)	(64,283)	(9,055)
Foreign exchange gain (loss)		44,556	(132,730)	(14,010)	(1,974)
Other income, net		265,822	31,677	6,613	931
(Loss) Gain on change in fair value of derivative assets and derivative liabilities		(14,918)	71,619	32,322	4,553
Loss before income taxes and share of net loss of equity investees		(1,260,605)	(1,464,316)	(907,465)	(127,815)
Income tax expense	16	(3,198)	(511)	(1,141)	(161)
Loss before share of net loss of equity investees		(1,263,803)	(1,464,827)	(908,606)	(127,976)
Share of net loss of equity investees		(58)	—	—	—
Net loss from continuing operations		(1,263,861)	(1,464,827)	(908,606)	(127,976)
Net income (loss) from discontinued operations, net of tax	4	1,473,489	(38,464)	15,222	2,144
Net income (loss)		209,628	(1,503,291)	(893,384)	(125,832)
Net loss from continuing operations attributable to non-controlling interests		(52,279)	(39,980)	(78,982)	(11,124)
Net income (loss) attributable to BEST Inc.		261,907	(1,463,311)	(814,402)	(114,708)
Net earnings (loss) per Class A, Class B and Class C ordinary share:
Basic and diluted
Continuing operations	18	(3.12)	(3.63)	(2.18)	(0.31)
Discontinued operations	18	3.80	(0.10)	0.04	0.01
Basic and diluted net earnings (loss) per share attributable to Class A, Class B and Class C ordinary shareholders	18	0.68	(3.73)	(2.14)	(0.30)
Net earnings (loss) per ADS (1 ADS equals 20 Class A ordinary shares)
Basic and diluted net earnings (loss) per ADS	18, 20	13.60	(74.60)	(42.70)	(6.01)
Shares used in net earnings (loss) per share computation:
Class A ordinary shares:
Basic	18	246,207,464	250,326,701	239,563,290	239,563,290
Diluted	18	388,073,411	392,192,648	381,429,237	381,429,237
Class B ordinary shares:
Basic	18	94,075,249	94,075,249	94,075,249	94,075,249
Diluted	18	94,075,249	94,075,249	94,075,249	94,075,249
Class C ordinary shares:
Basic	18	47,790,698	47,790,698	47,790,698	47,790,698
Diluted	18	47,790,698	47,790,698	47,790,698	47,790,698
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments		(44,298)	17,085	(5,295)	(746)
Comprehensive loss from continuing operations		(1,308,159)	(1,447,742)	(913,901)	(128,722)
Comprehensive income (loss) from discontinued operations	4	1,473,489	(38,464)	15,222	2,144
Comprehensive loss from continuing operations attributable to non-controlling interests		(52,279)	(39,980)	(78,982)	(11,124)
Comprehensive income (loss) attributable to BEST Inc.		217,609	(1,446,226)	(819,697)	(115,454)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		209,628	(1,503,291)	(893,384)	(125,832)
Less: Net income (loss) from discontinued operations, net of tax		1,473,489	(38,464)	15,222	2,144
Net loss from continuing operations		(1,263,861)	(1,464,827)	(908,606)	(127,976)
Adjustments to reconcile net loss to net cash used in operating activities:
Share of net loss of equity investees		58	—	—	—
Fair value change of equity investments without readily determinable fair values under the measurement alternative	10	(58,643)	—	—	—
Change in fair value change of derivative assets and derivative liabilities		14,918	(71,619)	(32,322)	(4,552)
Impairment of long-term investments	10	10,691	12,312	—	—
Gain on disposal of a subsidiary		—	—	(939)	(132)
Depreciation and amortization		191,365	188,910	189,197	26,648
Lease expense to reduce operating lease right-of -use assets		769,005	713,799	486,767	68,560
Share-based compensation	19	107,681	72,096	48,344	6,809
Accretion (reversal) on secured bank borrowings and convertible senior notes held by third parties		81,290	51,445	(44,123)	(6,215)
Accretion on convertible senior notes held by a related party		5,949	1,342	1,453	205
Allowance for credit losses		64,366	201,155	76,911	10,833
Loss (gain) on disposal of property and equipment		10,386	(6,919)	9,141	1,287
Gain on disposal of long-term investments	10	(247,145)	—	—	—
Impairment of long-lived assets	7, 8	—	—	94,699	13,338
Gain from the repurchase of convertible senior notes	15	—	(17,356)	—	—
Foreign exchange (gain) loss		(44,556)	132,730	14,010	1,974
Changes in operating assets and liabilities:
Accounts and notes receivable		(2,796,772)	93,451	(143,357)	(20,191)
Inventories		2,647	9,142	8,686	1,223
Prepayments and other current assets		(1,391,552)	20,404	(74,485)	(10,491)
Amounts due from related parties		57,211	50,211	14,612	2,058
Non-current deposits		3,850	—	(31,102)	(4,381)
Other non-current assets		11,166	(49,223)	14,923	2,102
Lease rental receivables - interest portion		(10,885)	4,748	(291)	(41)
Accounts and notes payable		2,697,827	76,854	212,578	29,941
Income tax payable		(13,963)	976	1,214	171
Customer advances and deposits and deferred revenue		17,672	(20,616)	10,447	1,471
Accrued expenses and other liabilities		1,626,075	(352,380)	(6,041)	(852)
Amounts due to related parties		(972)	(1,448)	(196)	(28)
Other non-current liabilities		—	—	(17,194)	(2,422)
Operating lease liabilities		(734,943)	(696,849)	(469,418)	(66,116)
Net cash used in continuing operating activities		(891,135)	(1,051,662)	(545,092)	(76,777)
Net cash used in discontinued operating activities		(1,912,826)	(66,174)	—	—
Net cash used in operating activities		(2,803,961)	(1,117,836)	(545,092)	(76,777)

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the Years ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(160,012)	(143,276)	(129,510)	(18,241)
Origination of lease rental and other financing receivables		(45,671)	—	—	—
Receipt of repayment on lease and other financing receivables-principal portion		1,165,834	554,195	36,466	5,136
Disposal of property and equipment and intangible assets to third parties		17,913	25,273	17,005	2,395
Disposal of property and equipment and intangible assets to a related party	22	—	16,013	14,015	1,974
Cash paid for business acquisitions (net of cash acquired of nil, for the year ended December 31, 2021)		(1,749)	—	—	—
Acquisition of intangible assets		(19,355)	(32,505)	(34,224)	(4,820)
Disposal of long-term investments	10	354,018	—	—	—
Acquisition of long-term investments		(50,000)	—	—	—
Proceeds from disposal of subsidiaries (net of cash disposed of RMB3,550,235, nil, andRMB445(US$63) for the year ended December 31, 2021, 2022 and 2023, respectively)		3,550,235	—	(445)	(63)
Proceeds from maturities of short-term investments		425,120	1,804,329	1,782,502	251,060
Purchase of short-term investments		(349,212)	(2,233,094)	(1,043,834)	(147,021)
Other investing activities, net		103,613	159,821	(13,000)	(1,831)
Net cash generated from continuing investing activities		4,990,734	150,756	628,975	88,589
Net cash used in discontinued investing activities		(448,016)	—	—	—
Net cash generated from investing activities		4,542,718	150,756	628,975	88,589
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		906,341	110,142	415,690	58,549
Proceeds from long-term bank loans		701,085	138,635	—	—
Repayment of short-term bank loans		(2,245,093)	(530,495)	(200,270)	(28,207)
Repayment of long-term bank loans		(2,797)	(932)	—	—
Proceeds from loan from a related party	22	600,000	—	—	—
Repayment of loan from a related party	22	(600,000)	—	—	—
Proceeds from other financing activities		2,440	1,722	—	—
Principal repayment of financing lease liabilities		(1,481)	(1,772)	(1,193)	(168)
Proceeds from issuance of series A preferred shares of a subsidiary, net of issuance cost		191,865	—	—	—
Proceeds from long-term borrowings, net of issuance costs	14	585,529	—	—	—
Principal repayment of long-term borrowings	14	(378,829)	(301,765)	(27,045)	(3,809)
Redemption of convertible senior notes held by a related party	15, 22	—	(746,538)	(503,318)	(70,891)
Redemption of convertible senior notes held by third parties	15	—	(617,368)	—	—
Principal repayment of other financing activities		—	—	(13,542)	(1,907)
Contributions from non-controlling interest shareholders		415	—	—	—
Proceeds from the exercise of share options		2,603	4	45	6
Repurchase of ordinary shares	20	—	—	(23,853)	(3,360)
Net cash used in continuing financing activities		(237,922)	(1,948,367)	(353,486)	(49,787)
Net cash used in discontinued financing activities		(337,838)	—	—	—
Net cash used in financing activities		(575,760)	(1,948,367)	(353,486)	(49,787)
Exchange rate effect on cash, cash equivalents and restricted cash		(55,970)	77,722	37,845	5,332
Net increase (decrease) in cash, cash equivalents and restricted cash		1,107,027	(2,837,725)	(231,758)	(32,643)
Cash, cash equivalents and restricted cash at the beginning of the year		4,209,121	5,316,148	2,478,423	349,079
Cash, cash equivalents and restricted cash at the end of the year		5,316,148	2,478,423	2,246,665	316,436

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

Reconciliation of cash, cash equivalents and restricted cash:

	For the Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash and cash equivalents	3,571,745	533,481	425,976	59,997
Restricted cash – current	675,159	399,337	1,008,318	142,019
Restricted cash – non-current	1,069,244	1,545,605	812,371	114,420
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,316,148	2,478,423	2,246,665	316,436

		For the Years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		17,161	—	—	—
Interest expense paid		152,348	87,387	102,840	14,485
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	13	29,545	71,234	70,015	9,861
Acquisition of property and equipment through financing leases		3,972	37,897	643	91

The accompanying notes are an integral part of the consolidated financial statements.

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

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

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

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

BEST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Attributable to BEST Inc.
					Accumulated
	Ordinary Shares			Additional	other		Non-	Total
	Number of		Treasury	paid-in	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	shares	capital	income	deficit	interests	(deficit) equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	391,119,349	25,988	—	19,481,417	124,464	(18,934,860)	(85,128)	611,881
Net loss for the year	—	—	—	—	—	(814,402)	(78,982)	(893,384)
Other comprehensive loss	—	—	—	—	(5,295)	—	—	(5,295)
Share-based compensation	—	—	—	48,344	—	—	—	48,344
Purchase of ordinary shares (Note 20)	27,029,700	—	(23,853)	—	—	—	—	(23,853)
Disposal of subsidiaries	—	—	—	—	—	—	488	488
Newly deposited and issued to depository bank-Citibank, N.A. (“Citi”)	6,000,000	—	—	—	—	—	—	—
Settlement of exercised share options and vested restricted shares with shares held by Citi	(4,569,335)	—	—	—	—	—	—	—
Exercise of share options and vesting of restricted shares	4,569,335	—	—	45	—	—	—	45
Balance as of December 31, 2023	424,149,049	25,988	(23,853)	19,529,806	119,169	(19,749,262)	(163,622)	(261,774)
Balance as of December 31, 2023 in US$		3,660	(3,360)	2,750,715	16,785	(2,781,625)	(23,046)	(36,871)

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

As a result, the related historical financial results of Store+ services and BEST Express delivery services (“BEST Express”) are reflected in the Company’s consolidated statements of comprehensive income (loss) as discontinued operations. See additional disclosures regarding the discontinued operation in Note 4 to the consolidated financial statements.

Subsequent to December 2021, the Group is principally engaged in the business of providing freight delivery services, supply chain management services, global logistic services and other value-added services.

On November 6, 2023, The Company announces its receipt of a preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company. The privatization is still in process.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Details of the Company’s principal subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2023 are as follows:

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

On December 9, 2021, the Company closed the sale of the BEST Network to J&T. BEST Network was no longer the VIE of the Company and the related contractual agreements were terminated as of December 8, 2021. The operation results and cashflows of BEST Network and its subsidiaries prior to the disposal date on December 9, 2021 are reflected as discontinued operations (Note 4) in the consolidated statements of comprehensive income (loss) and cash flows for all periods presented.

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

On November 19, 2021 and December 8, 2021, the Company completed the disposal of Sichuan Wowo and legally deregistered Shanxi Wowo, the subsidiaries of Hangzhou Baijia, respectively. As a result, Sichuan Wowo and Shanxi Wowo were no longer the VIE’s subsidiaries of the Company as of December 31, 2021. The operation results and cashflows of Sichuan Wowo prior to the disposal date on November 19, 2021 for all periods presented are now reflected as discontinue operations (Note 4) in the consolidated statements of comprehensive income (loss) and cash flows for all periods presented. To facilitate the disposal, the Company cancelled the equity pledge of Sichuan Wowo, terminated the aforementioned original contractual arrangements and resigned a new set of contractual arrangements on December 15, 2021 with no changes in the key terms. The Company is still the primary beneficiary of Hangzhou Baijia.

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

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) are as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,562	9,861	1,392
Accounts and notes receivable, net	41,357	41,767	5,897
Prepayments and other current assets	33,064	25,632	3,619
Amounts due from Group companies	233,032	302,018	42,642
Inventories	44	18	3
Total current assets	314,059	379,296	53,553
Non-current assets:
Operating lease right-of-use assets	—	—	—
Property and equipment, net	128,672	118,018	16,663
Intangible assets, net	—	—	—
Restricted cash	1,474	1,460	206
Total non-current assets	130,146	119,478	16,869
Total assets	444,205	498,774	70,422
LIABILITIES
Current liabilities:
Accounts and notes payable	22,379	45,719	6,456
Accrued expenses and other liabilities	20,390	33,230	4,690
Customer advances and deposits and deferred revenue	—	34	5
Operating lease liabilities	376	—	—
Financing lease liabilities	10,383	20	3
Amounts due to Group companies	393,834	404,371	57,093
Short-term bank loans	110,142	144,755	20,438
Total current liabilities	557,504	628,129	88,685
Non-current liabilities:
Financing lease liabilities	24,702	370	52
Other non-current liabilities	438	17,346	2,449
Total non-current liabilities	25,140	17,716	2,501
Total liabilities	582,644	645,845	91,186

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The revenue producing assets that are held by the VIEs comprise mainly of machinery and electronic equipment. The VIEs contributed an aggregate of 27%, 5% and 7% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023 respectively, after elimination of intercompany transactions. As of December 31, 2022 and 2023, except for the VIE’s assets of Trust Plan as disclosed on the face of the consolidated balance sheets, there are no other assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIEs are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue from continuing operations	3,116,599	380,358	589,084	82,971
Revenue from discontinued operations	16,486,807	—	—	—
Total revenue	19,603,406	380,358	589,084	82,971

Net loss from continuing operations	(104,999)	(12,182)	(8,707)	(1,226)
Net loss from discontinued operations	(1,936,791)	—	—	—

Net cash(used in) generated from continuing operating activities	(266,070)	152,483	158,887	22,379
Net cash used in discontinued operating activities	(1,938,454)	—	—	—
Net cash used in continuing investing activities	(349,795)	(28,269)	(37,916)	(5,340)
Net cash used in discontinued investing activities	(448,016)	—	—	—
Net cash generated from (used in) continuing financing activities	242,350	(252,218)	(117,680)	(16,575)
Net cash generated from discontinued financing activities	2,136,199	—	—	—
Exchange rate effect on cash, cash equivalents and restricted cash in continuing operating activities	(18)	176	(8)	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Consolidated ABS Plans and Trust Plan

In June 2019 and September 2020, BEST Finance transferred certain lease rental and other financing receivables to a securitization vehicle through Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “ABS Plans”), respectively. In March 2021, BEST Finance transferred certain lease rental receivables to Yunnan International Trust Co., Ltd., a third party, which then created Yunnan Trust Plan (the “Trust Plan”). The ABS Plan I and ABS Plan II were due and repaid during the years ended December 31, 2020 and 2021 respectively.

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

The table sets forth the assets and liabilities of the consolidated ABS Plans and Trust Plan included in the Company’s consolidated balance sheets:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Cash and cash equivalents	5,042	27	4
Amounts due from related parties	35,877	—	—
Prepayments and other current assets	17,909	—	—
Total current assets	58,828	27	4
Total assets	58,828	27	4

Amounts due to related parties	54,011	4	1
Accrued expenses and other liabilities	351	—	—
Total current liabilities	54,362	4	1
Amounts due to related parties	4,466	23	3
Total non-current liabilities	4,466	23	3
Total liabilities	58,828	27	4

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue from third parties	80,029	31,598	1,707	240
Cost of revenue	64,312	37,135	7,872	1,109
Net income (loss)	5,493	(8,775)	(6,702)	(944)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	53,373	21,385	(36,074)	(5,081)
Net cash (used in) generated from investing activities	(233,203)	184,929	31,059	4,375
Net cash generated from (used in ) financing activities	115,996	(227,438)	—	—

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

Going Concern

The intense market competition continues to have an adverse impact on the Group’s business operations and liquidity. The Company incurred net losses from continuing operations of RMB908,606 (US$127,976) and generated negative cash flows from continuing operating activities of RMB545,092 (US$76,777) during the year ended December 31, 2023, and had an accumulated deficit of RMB19,749,262 (US$2,781,625) and a working capital deficiency of RMB1,762,001 (US$248,173) as of December 31, 2023. As of December 31, 2023, the balance of the Group’s total cash and cash equivalents, current restricted cash and short-term investments was RMB1,470,182 (US$207,071).

There is substantial doubt regarding the Group’s ability to continue as a going concern. Management has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including, but not limited to, obtaining additional credit facilities from banks in the normal course of business and re-financing certain existing notes payables. In the first quarter of 2024, the Group successfully obtained new financing of RMB220,000 (US$30,986) short-term bank loans on credit maturing in one year, which allows the Group to enhance liquidity. Although the Group has achieved encouraging results from its plans to reduce its costs and expenditures during 2023 and in the first quarter of 2024 for certain business segments, the Group may be required to significantly reduce or scale back its operations if the Group is unsuccessful in its efforts or is unable to raise additional financing in the near term. There are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. Accordingly, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated for the next twelve months from the date of issuance of these consolidated financial statements. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Group be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for credit losses, the estimated fair value less costs to sell for assets and liabilities of a business or asset group held-for-sale, cashflow projections used by the Company in its going concern assessment, fair value measurements of equity instruments without readily determinable fair values, incremental borrowing rates for operating lease liabilities, standalone selling prices related to lease and non-lease components in the Company’s lease arrangements, useful lives of long-lived assets, impairment assessment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions, share-based compensation, fair value of financial instruments and contingent liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

The Company reports the operating results and cash flows related to the disposal group as discontinued operations for all periods presented in the consolidated statements of comprehensive income (loss) and consolidated statements of cash flows, respectively.

The Company recognized the difference of sale price and carrying value allocated to the discontinued operation as disposal gain or loss in net (loss) income from discontinued operations, net of tax in the consolidated statements of comprehensive income (loss).

Allocation of Interest Expense to Discontinued Operations – The Company elects to allocate the interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of a disposal transaction to discontinued operations. The allocation of the interest expense based on the actual amount for each business during each period.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB 7.0999 per US$1.00 on December 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company’s subsidiaries located outside the PRC is determined based on the criteria of ASC Topic 830, Foreign Currency Matters. The Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC determined their functional currency to be RMB. The Company uses the RMB as its reporting currency.

Each entity in the Company maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Nonmonetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

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

As of December 31, 2022 and 2023, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB775,692 and RMB801,800 (US$112,931), respectively. As of December 31, 2022 and 2023, the restricted cash related to the deposits held in designated bank accounts for the issuance of Trust Plan was RMB16,650 and nil, respectively. As of December 31, 2022 and 2023, restricted cash related to the security deposit required by the Company’s operating leases for sortation centers and warehouses was RMB144,613 and RMB92,122 (US$12,975), respectively.

Short-term investments

The Company’s short-term investments comprise primarily of cash deposits at fixed or floating rates based on daily bank deposit rates with maturities ranging from three months to one year.

Accounts and notes receivable, and allowance for credit losses

Accounts and notes receivables are recognized and carried at the original invoiced or note amount less an allowance of credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts and notes receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income (loss). The Company assesses collectability by reviewing accounts and notes receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and notes receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts and notes receivable are written off after all collection efforts have ceased.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Machinery and electronic equipment	3-10 years
Motor vehicles	3 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

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

As of December 31, 2022 and 2023, goodwill was allocated to two reporting units including Freight delivery reporting unit and Global reporting unit (Note 12). The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

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

Intangible assets have weighted average estimated useful lives from the date of purchase/capitalization as follows:

Category	Estimated Useful Life
Customer relationships	3.89 years
Software	4.09 years

The Company capitalizes salaries and benefits of research and development personnel and other expenses that are directly attributable to the development of new technology system for internal use pursuant to ASC350-40, Intangibles—Goodwill and Other—Internal use software. The Company capitalizes the costs during the development of the project, when it is determined that it is probable that the project will be completed, and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training and maintenance are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life when the assets are ready for their intended use, which is generally three to five years.

Impairment of long-lived assets

The Group’s long-lived assets include fixed assets, intangible assets with finite lives and operating lease right-of-use assets. whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. The Group evaluates the recoverability of its long-lived assets individually or as a group at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assets and liabilities. Whenever events or changes in circumstances indicate an asset (or group of assets) may not be recoverable, the carrying amount is compared to the sum of future undiscounted net cash flows expected to result from the use of the asset (or group of assets) and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (or group of assets), the carrying amount of the asset (or the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts) is reduced to the extent not lower than the fair value of the asset. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives.

Fair value of the asset (or group of assets) is determined by the Group based on the income approach using the discounted cash flow associated with the underlying asset(s), which incorporated certain assumptions including revenue growth rates, operating margin and operating expenses based on current economic condition, expectation of management and projected trends of current operating results. Considerable management judgement is used to estimate future cashflows, such as revenues expected to be generated from the usage of the assets and estimates of the price market participants would pay to lease the operating lease right-use assets. Actual results may vary significantly from the estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

No impairment was recorded for the years ended December 31, 2021 and 2022. During the year ended December 31, 2023, due to the continued underperformances relative to the projected operating results of certain asset group in Global segment, the Group recorded an impairment loss of RMB94,699 (US$13,338) (Note 24).

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

Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net loss on the consolidated statements of comprehensive income (loss) includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

Convertible Non-controlling Interests

Convertible non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

Convertible non-controlling interests represent redeemable equity interests issued by the Company’s subsidiary to certain investors (Note 21) and have been classified as mezzanine equity in the consolidated balance sheets as these redeemable interests are contingently redeemable upon the occurrence of certain conditional event, which is not solely within the control of the Company. Convertible non-controlling interests are initially measured at fair value at issuance date and recorded at issuance price, net of issuance cost. Net income (loss) of the subsidiary attributable to the convertible non-controlling interests was subsequently recorded pursuant to ASC 810, Consolidation. After the attribution, the Company considers the provisions of ASC 480, Distinguish Liabilities from Equity (“ASC 480”) to determine whether any further adjustments are necessary to increase the carrying value of the convertible non-controlling interests. Adjustments to the carrying amount of the convertible non-controlling interests are recorded through accumulated deficit.

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

Freight delivery services (continued)

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

UCargo service

The Company services as a truckload capacity brokerage platform to provide truckload capacity sourcing solutions via real-time bidding to transportation service providers and customers. The Company is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. Since January 1, 2022, due to the winding down of UCargo, the Company reported UCargo services together with Freight delivery services. Prior year’s comparative figure related to UCargo services revenue of RMB2,809,081 under “Revenue -Others” for the year ended December 31, 2021, has been reclassified to “Revenue - Freight delivery” to conform to the current year’s presentation.

Supply chain management services

The Company provide warehouse management, order fulfillment services and transportation services to its offline and online enterprise customers (“enterprise customers”). The Company enters into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through its self-operated order fulfillment centers and also enters into transportation services agreements to provide transportation services. The majority of these contracts having an effective term of one year. Order fulfillment services revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 240 days.

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

Global logistics services

The Company primarily provides international logistic services in multiple countries and regions across North America, Europe and Asia, such as cross-border logistic coordination services and express delivery services. Revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred.

Other services

Other services mainly represent SaaS software service and Capital service the Company provided to customers.

SaaS software service

The Company serves as a proprietary technology platform to provide solution services to the ecosystem participants. The Company is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis. Revenue is recognized ratably over the contract period and is initially recorded as “Customer advances and deposits and deferred revenue”. For the years ended December 31, 2021, 2022 and 2023, the revenue recognized from SaaS software service was RMB34,639, RMB41,286, and RMB58,823 (US$8,285), respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Capital service

The Company serves as a financing platform to provide tailored financing solutions to BEST’s ecosystem participants, such as fleet and equipment financing lease service and factoring services. Revenue generated from provision of capital services primarily consists of interest income on lease rental and other financing receivables, which is recognized as revenue using the effective interest rate method. For the years ended December 31, 2021, 2022 and 2023, the revenue recognized from Capital service was RMB117,622, RMB29,899, and RMB8,609 (US$1,213), respectively.

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

Contract assets represent unbilled amounts resulting from provision of transportation services as the Company has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The balance of contract assets was insignificant as of December 31, 2022 and 2023.

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

The balances of contract liabilities arising from contracts with customers as of December 31, 2022 and 2023 were as follows:

	Balance at	Balance at	Balance at
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$

Contract liabilities	90,505	103,863	14,629

Revenue recognized in the years ended December 31, 2021, 2022 and 2023 that was included in the contract liabilities balance at the beginning of the period was RMB81,951, RMB80,003 and RMB70,082 (US$9,871), respectively. This revenue was driven primarily by freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract such as commissions incurred with obtaining a contract, the Company capitalizes the incremental contract costs and amortizes the capitalized contract costs using a straight-line basis over the term of the contract. The capitalized contract costs as of December 31, 2022 and 2023 and the related amortization for the years ended December 31, 2021, 2022 and 2023 was insignificant.

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

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2021, 2022 and 2023, advertising expenses were RMB16,871, RMB8,775 and RMB6,504 (USD$916), respectively.

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

The Company adopted Accounting Standards Update (“ASU”) No. 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring annual disclosures of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The adoption of this new standard did not have a material impact on the consolidated financial statements.

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

The standard requires lessors within the scope of ASC 942, Financial Services – Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from sales-type and direct financing leases as an investing cash inflow. For the year ended December 31, 2021, 2022 and 2023, total cash originations of sales-type and direct financing leases were RMB45,606, nil and nil, respectively. For the year ended December 31, 2021, 2022 and 2023, total cash receipts from sales-type and direct financing leases were RMB546,221, RMB318,674 and RMB39,966 (US$5,629), respectively.

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

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and depreciation of property and equipment. The Company expenses research and development costs as they are incurred, except for the costs incurred in the development phase for the development of internal use software that fulfill the capitalization criteria under ASC 350-40. The Company amortizes the capitalized costs over their estimated useful lives. The amount of the capitalized research and development expenses during the years ended December 31, 2021, 2022 and 2023 was RMB 16,477, RMB33,252 and RMB31,881 (US$4,490), respectively, which was recorded in “Intangible Assets – net” on the consolidated balance sheets.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

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

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties are recognized in accordance with ASC 740 as income tax expense in the consolidated statements of comprehensive income (loss).

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments

ASC 815, Derivatives and Hedging (“ASC 815”) requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivative liabilities (assets) represent freestanding forward exchange rate contracts that do not qualify for hedge accounting in accordance with ASC 815. The derivative liabilities are recorded in “Accrued liabilities and other payables” and “Other non-current liabilities” and measured at fair value in the consolidated balance sheets. The derivative assets are recorded in “Prepayments and other current assets” and “Other non-current assets” and measured at fair value in the consolidated balance sheets. Changes in the fair value of derivative liabilities and derivative assets are recognized in “ (Loss) Gain on change in fair value of derivative assets and derivative liabilities” in the consolidated statements of comprehensive income (loss). The notional amount of the derivative contracts related to the forward exchange rate were US$242,500 and US$132,000 as of December 31, 2022 and 2023, respectively. Changes in fair value of derivative assets and derivative liabilities were gain of RMB71,619 and RMB32,322 (US$4,553) for the years ended December 31, 2022 and 2023, respectively. The fair value of the Company’s derivatives was determined utilizing market observable forward exchange rates.

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

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of the share options and vesting of restricted share units, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be antidilutive. Loss from continuing operations is the control number for determining whether including potential common shares in the diluted EPS computation would be antidilutive. The control number applies to the denominator for the per-share amounts relating to discontinued operations.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss.ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Retrospective application is permitted. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

3.CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short - term investments, accounts and notes receivable and lease rental and other financing receivables. As of December 31, 2022 and 2023, RMB2,401,207 and RMB2,165,180 (US$304,986), respectively, of the Company’s cash and cash equivalents, restricted cash and notes receivable were primarily deposited in PRC state - owned financial institutions located in the PRC, which management believes are of high credit quality. PRC state - owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC financial institutions regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short - term investments held at the PRC state - owned financial institutions. Meanwhile, the Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

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

The Company is exposed to default risk on its lease rental and other financing receivables amounting to RMB233,786 and RMB54,994 (US$7,746) as of December 31, 2022 and 2023, respectively. The Company regularly reviews the creditworthiness and lease rental and other financing receivables are fully collateralized by assets the Company can repossess in the event of default. The Company assesses the allowance for credit losses related to lease rental and other financing receivables on currency convertibility on a quarterly basis, either on an individual or collective basis. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

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

No single customer or supplier accounted for more than 10% of revenues or cost of revenues for the years ended December 31, 2021, 2022 and 2023.

Currency convertibility risk

The Company transacts most of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollars, there was appreciation of approximately 2.3%, 9.2% and 2.9% in the years ended December 31, 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in the future.

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

4.DISCONTINUED OPERATIONS

On November 18, 2021, the Company completed the disposal transaction of Sichuan Wowo with a cash consideration of RMB250,000 and recognized a corresponding loss on disposal of RMB34,276 in net income (loss) from discontinued operations in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2021.

In October 2021, the Company approved a disposal plan to sell BEST Network. All of the components of the Express segment are reported as discontinued operations in the consolidated statements of comprehensive income (loss) for the current year and all comparative periods in accordance with ASC 210-05 as the disposal plan of the express segment represented a strategic shift that had a major effect on the Company’s operations and financial results.

On December 9, 2021, the Company completed the disposal transaction of BEST Network with cash consideration of RMB3,876,286 and liabilities assumed by the buyer of RMB5,612,888. The Company recognized a gain on disposal of BEST Express of RMB3,213,599 in net income (loss) from discontinued operations in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2021.

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

4.DISCONTINUED OPERATIONS (CONTINUED)

The following tables set forth statement of operations and cash flows of discontinued operations of Store+ services and BEST Express (“Discontinued Operations”) which were included in the Company’s consolidated financial statements:

	For the years ended December 31,
	2021*	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue	16,334,363	—	—	—
Cost of revenue	(17,313,107)	—	—	—
Gross loss	(978,744)	—	—	—
Selling expenses	(364,917)	—	—	—
General and administrative expenses	(530,479)	(31,617)	—	—
Research and development expenses	(51,465)	—	—	—
Other operating income	243,391	—	—	—
Total operating expenses	(703,470)	(31,617)	—	—
Loss from discontinued operations	(1,682,214)	(31,617)	—	—
Interest income	15,099	—	—	—
Interest expenses	(32,613)	—	—	—
Foreign exchange loss	(2,367)	—	—	—
Gains on disposal	3,179,323	—	—	—
Other income	37,570	—	15,222	2,144
Other expense	(41,309)	(6,847)	—	—
Income (Loss) before income taxes	1,473,489	(38,464)	15,222	2,144
Income tax expense	—	—	—	—
Net income (loss) from discontinued operations	1,473,489	(38,464)	15,222	2,144

*

Including the financial results of discontinued operations of Store+ and BEST express delivery services from January 1, 2021 to November 30, 2021 and from January 1, 2021 to December 8, 2021, respectively.

During the years ended December 31, 2021, 2022 and 2023, total financial results presented in the Company’s continuing operations from the Discontinued Operations after the disposals transactions as intra-entity transactions are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue
Freight delivery	6,271	45,664	—	—
Supply chain management	4,500	16,547	—	—
Others	42,162	20,080	—	—
Total revenue	52,933	82,291	—	—
Cost of revenue
Freight delivery	(4,274)	(34,262)	—	—
Supply chain management	(3,390)	(5,315)	—	—
Others	(4,036)	(13,761)	—	—
Total cost of revenue	(11,700)	(53,338)	—	—
Interest income	4,671	—	—	—

During the year ended December 31, 2021, 2022 and 2023, the net cash inflows received by the Company’s continuing operations from the Discontinued Operations after the disposal transactions were RMB43,678, RMB246,106 and nil, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

5.ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	950,666	1,078,242	151,867
Notes receivable	4,614	1,664	234
Allowance for credit losses	(263,956)	(250,104)	(35,226)
Accounts and notes receivable, net	691,324	829,802	116,875

The movements in the allowance for credit losses were as follows:

	As at December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of the year	(204,124)	(227,593)	(263,956)	(37,177)
Additions	(31,291)	(43,295)	(4,277)	(602)
Write-offs	7,822	6,932	18,129	2,553
Balance at end of the year	(227,593)	(263,956)	(250,104)	(35,226)

For the years ended December 31, 2021, 2022 and 2023, the Company has not recognized any gain or loss on the date of transfer of the derecognized notes receivable. No gains or losses were recognized from the continuing involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

6.PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Value-added taxes (“VAT”) recoverable	283,001	304,683	42,914
Receivables from failed sale-leaseback transactions (1)	176,210	104,181	14,674
Rental and other deposits	88,972	52,985	7,462
Fair value accounting of financial instruments	49,077	10,917	1,538
Factoring receivables (2)	39,105	52,840	7,442
Interest receivables	28,112	73,874	10,405
Others	167,688	190,095	26,774
Allowance for credit losses (3)	(54,323)	(115,475)	(16,264)
	777,842	674,100	94,945
(1)	Failed sale-leaseback transactions as buyer-lessor

The Company has certain failed sales-leaseback transactions of certain motor vehicles and logistic equipment in which the Company acts as buyer-lessor but the seller-lessee does not transfer the control of the leased asset to the Company. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive income (loss). Interest income was insignificant for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Company recorded receivables from failed sale-leaseback transactions due within one year of RMB176,210 and RMB104,181 (US$14,674), respectively, under the “Prepayments and other current assets”. As of December 31, 2022 and 2023, the Company recorded receivables from failed sale-leaseback transactions due over one year of RMB25,811 and nil, net of allowance for credit losses of RMB7,621 and nil, respectively, under “Other non-current assets”.

(2)	Factoring receivables

The Company provides factoring service to provide capital as a lender to certain third-party suppliers who transfer their rights to future cash receipts from accounts receivable with recourse through a factoring arrangement to fund their operations and improve their credit position within one year. The Company uses effective interest rate method in the computation of interest income which is recorded as Capital services revenues in “Revenue – Others” in the consolidated statements of comprehensive income (loss). Interest income was RMB34,956, RMB7,536 and RMB5,058 (US$712) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the allowance for credit losses of factoring receivables were nil and RMB516 (US$73), respectively.

(3)	Allowance for credit losses

The movements in the allowance for credit losses were as follows:

	As at December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of the year	(12,196)	(33,746)	(54,323)	(7,651)
Additions	(21,550)	(31,358)	(77,293)	(10,886)
Write‑offs	—	10,781	16,141	2,273
Balance at end of the year	(33,746)	(54,323)	(115,475)	(16,264)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

7.PROPERTY AND EQUIPMENT, NET

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Machinery and electronic equipment	677,471	744,126	104,808
Leasehold improvements	683,804	674,716	95,032
Motor vehicles	179,769	216,535	30,498
Construction in progress	49,193	20,223	2,848
	1,590,237	1,655,600	233,186
Less: accumulated depreciation	(805,505)	(936,696)	(131,931)
Impairment	—	(94,699)	(13,338)
	784,732	624,205	87,917

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB48,336 and RMB7,772, respectively, as of December 31, 2022 and RMB6,169 (US$869) and RMB3,604 (US$508), respectively, as of December 31, 2023. Future minimum lease payments are disclosed in Note 9. Depreciation expense of property and equipment, including assets under financing leases, was RMB183,332, RMB176,341 and RMB172,404 (US$24,283) for the years ended December 31, 2021, 2022 and 2023, respectively. The Company recorded nil, nil and RMB94,699 (US$13,338) of impairment charges for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the balances of construction in progress were RMB49,193 and RMB20,223 (US$2,848), respectively, which were related to the construction of warehouses, hubs and sortation centers and related equipment.

8.INTANGIBLE ASSETS, NET

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,472
Software	106,071	183,526	25,849
Capitalized internal use software in progress	44,423	1,381	194
	160,943	195,356	27,515
Less: accumulated amortization	(85,390)	(102,183)	(14,392)
	75,553	93,173	13,123

Amortization expense of intangible assets was RMB8,033, RMB12,569 and RMB16,793 (US$2,365) for the years ended December 31, 2021, 2022 and 2023, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

	RMB	US$
2024	26,517	3,735
2025	20,317	2,862
2026	20,284	2,856
2027	15,436	2,174
2028	10,619	1,496
	93,173	13,123

No impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.LEASES

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

The net investment in direct financing and sales-type leases are presented as “Lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Current assets:
Direct financing leases	42,295	25,688	3,618
Sales-type leases	772	22,237	3,132
	43,067	47,925	6,750
Non-current assets:
Direct financing leases	30,682	—	—
Sales-type leases	9,506	314	44
	40,188	314	44
Total	83,255	48,239	6,794

For the years ended December 31, 2021, 2022 and 2023, the Company recorded RMB45,644, RMB5,389 and RMB2,319 (US$327) of interest income from direct financing and sales-type leases as a lessor in “Revenue – Others” on the consolidated statements of comprehensive income (loss).

The net investment in direct financing and sales-type leases consisted of:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Total minimum lease payments receivable	136,188	67,522	9,509
Less: Executory costs	—	—	—
Minimum lease payments receivable	136,188	67,522	9,509
Less: Allowance for credit losses	(42,313)	(14,937)	(2,104)
Net minimum lease payments receivable	93,875	52,585	7,405
Unguaranteed residuals	—	—	—
Less: Unearned income	(10,620)	(4,346)	(611)
Net investment in financing leases	83,255	48,239	6,794
Current portion	43,067	47,925	6,750
Non-current portion	40,188	314	44

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.LEASE (CONTINUED)

Leases of motor vehicles and logistic equipment as Lessor (continued)

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the December 31, 2023 are as follows:

	As at December 31
	2023
	RMB	US$
For the year ending December 31, 2024	52,253	7,359
For the year ending December 31, 2025	332	46
Thereafter	—	—
Total minimum lease payments	52,585	7,405
Unearned income	(4,346)	(611)
Net investment in direct financing and sales-type leases	48,239	6,794

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

	For the years ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating lease cost	674,892	671,422	608,066	85,644
Short-term lease cost	100,766	116,107	4,415	622
Financing lease cost:
Amortization of ROU assets	1,293	2,313	242	34
Interest	169	202	88	12

Total lease cost	777,120	790,044	612,811	86,312

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

9.LEASE (CONTINUED)

Financing and operating leases as Lessee (continued)

	For the years ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	745,032	770,580	612,224	86,230
Operating cash flows from financing leases	169	202	88	12
Financing cash flows from financing leases	1,481	1,772	1,193	168
ROU assets obtained in exchange for new operating lease liabilities	780,576	560,056	328,599	46,282
ROU obtained in exchange for new finance lease liabilities	1,493	38,134	643	91
Weighted-average remaining lease term (in years):
Operating leases	5.03	4.58	3.46	—
Financing leases	2.79	2.99	1.60	—
Weighted-average discount rate:
Operating leases	7.67%	7.86%	7.52%
Financing leases	5.19%	5.67%	6.17%

For the year ended December 31, 2021, total lease costs of RMB740,554, RMB1,035, and RMB34,069 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2022, total lease costs of RMB755,519, RMB1,616, and RMB30,394 were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

For the year ended December 31, 2023, total lease costs of RMB566,296 (US$80,043), RMB2,044 (US$288), and RMB42,141 (US$5,935) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Future minimum lease payments for operating and financing leases as of December 31, 2023 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended December 31, 2024	604,939	85,203	862	121
For the year ended December 31, 2025	405,398	57,099	389	55
For the year ended December 31, 2026	253,910	35,762	260	37
For the year ended December 31, 2027	134,735	18,977	149	21
For the year ended December 31, 2028	72,142	10,161	92	13
Thereafter	218,284	30,745	—	—
Total minimum lease payments	1,689,408	237,947	1,752	247
Less: imputed interest	303,104	42,690	103	15
Total lease liability balance	1,386,304	195,257	1,649	232
Minimum payments related to leases not yet commenced as of December 31, 2023	46,110	6,494	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.LONG-TERM INVESTMENTS

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Equity investments without readily determinable fair value	156,859	156,859	22,093
Total Long-term Investments	156,859	156,859	22,093

The total carrying value of equity investments without readily determinable fair value as of December 31, 2022 and 2023 were as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Initial cost basis	57,241	57,241	8,062
Cumulative unrealized gains	116,930	116,930	16,469
Cumulative unrealized losses (including impairment)	(17,312)	(17,312)	(2,438)
Total carrying value	156,859	156,859	22,093

There is no orderly transactions for an identical or similar investment of the same issuer identified during the years ended December 31, 2022 and 2023.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Gross unrealized gains	58,643	—	—	—
Gross unrealized losses (including impairment) (1)	(5,000)	(12,312)	—	—
Net unrealized gains (loss) on equity securities held	53,643	(12,312)	—	—
Net realized gains on equity securities sold	247,145	—	—	—
Total net gains (loss) recognized	300,788	(12,312)	—	—
(1)	Nil gross unrealized losses (downward adjustments excluding impairment) were recognized for the years ended December 31, 2021, 2022 and 2023. In 2021 and 2022, the Company believed that there was a decline in value that was other-than-temporary and recorded impairment of RMB5,000 and RMB12,312 in “Other expense” in the consolidated statements of comprehensive income (loss), respectively. No impairment losses were recognized for the year ended December 31, 2023.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

10.LONG-TERM INVESTMENTS (CONTINUED)

In 2021, the Company disposed partial equity interests in the equity investments without readily determinable fair value with the carrying amount of RMB100,149 for a cash consideration of and RMB347,294 and realized a gain on disposal of RMB247,145, which was included in “Other income” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2021. Among which, the Company sold 1.0% share of equity investment without readily determinable fair value with the carrying amount of RMB71,667 to Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”), a related party of the Company, with cash consideration RMB220,000 and realized a gain on disposal of RMB148,333.

11.GOODWILL

	Freight
	delivery	Global	Total
Balance as of December 31, 2022	5,580	48,555	54,135
Balance as of December 31, 2023	5,580	48,555	54,135
Balance as of December 31, 2023 (US$)	786	6,839	7,625

No impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023.

12.SHORT-TERM AND LONG-TERM BANK LOANS

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	—	239,000	33,662
Secured bank borrowings (a)	110,142	162,755	22,924
Pledged short-term bank loans (b)	73,128	—	—
Total short-term bank loans	183,270	401,755	56,586
Long-term bank loans pledged by deposits, current portion	—	794,679	111,928
	183,270	1,196,434	168,514

Long-term bank loans pledged by deposits	928,894	159,729	22,497
Total	1,112,164	1,356,163	191,011

Short-term bank loans consisted of several bank loans denominated in RMB. The weighted average interest rate for the outstanding bank loans as of December 31, 2022 and 2023, was 1.74% and 1.60%, respectively.

(a)During the years ended 2021, 2022 and 2023, the Group factored certain intercompany notes receivables with a total face value of RMB475,491, RMB110,142 and 164,205 (US$23,128) to several domestic banks for total proceeds of RMB462,170, RMB108,365 and 161,455 (US$22,741), respectively, at effective interest rates ranging from 1.16% to 4.59%. As these factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing and were recognized as secured bank borrowings included in “Short-term bank loans”. The total intercompany notes receivable pledged for secured bank borrowings was RMB110,142 and RMB162,755(US$22,924) as of December 31, 2022 and 2023, respectively.
(b)The total deposits in restricted cash pledged for short-term bank loans was RMB 81,150 and nil as of December 31, 2022 and 2023, respectively.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.SHORT-TERM AND LONG-TERM BANK LOANS (CONTINUED)

Long-term bank loans were denominated in US$. The deposits in restricted cash pledged for long-term bank loans was RMB917,650 and RMB919,320 (US$129,484) as of December 31, 2022 and 2023, respectively. Long-term bank loans amounted to RMB794,679 (US$111,928) will mature in 2024 and long-term bank loans amounted to RMB159,729 (US$22,497) will mature in 2025. The weighted average interest rate for the outstanding borrowings as of December 31, 2022 and 2023, was 1.06% and 1.32%, respectively.

13.ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Salary and welfare payable	624,166	631,772	88,983
Customer deposits	218,366	180,945	25,486
Accrued expenses	86,270	57,686	8,125
Accrual for purchases of property and equipment	71,234	70,014	9,861
Other tax payables	12,005	10,362	1,459
Fair value accounting of financial instruments	5,452	—	—
Others	128,161	140,794	19,831
	1,145,654	1,091,573	153,745

14.LONG-TERM BORROWINGS

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Long-term borrowings-current:
Secured borrowings from Houfu	54,011	—	—
Secured borrowings from Chengdu Gongtou	25,137	721	102
	79,148	721	102
Long-term borrowings-non-current:
Secured borrowings from Chengdu Gongtou	381	—	—
	381	—	—

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

14.LONG-TERM BORROWINGS (CONTINUED)

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

As a result of the series of transactions described above, the Senior level debt securities of the Trust Plan issued to external investors were considered borrowings from external investors. During the year ended December 31, 2022, the Company made repayments of RMB84,365 to Yunnan Trust. The Senior level debt securities of the Trust Plan were fully repaid during 2022.

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

During the years ended December 31, 2022 and 2023, the Company made principal repayments of RMB131,851 and RMB1,349 (US$190) ,respectively, to Houfu. The weighted average effective interest rate for the outstanding secured borrowings from Houfu was 37.27% as of December 31, 2022.

The secured borrowings from Houfu were fully repaid as of December 31, 2023.

Secured borrowings from Chengdu Gongtou

In August 2021, BEST Finance transferred the beneficial rights of certain lease receivables with future cash flows of RMB161,031 to Chengdu Gongtou Finance Lease Limited (“Chengdu Gongtou”) at their present value of RMB135,858.

Since the Company has continuing involvement with the lease receivables transferred to Chengdu Gongtou by providing guarantee to the performance of the transferred lease receivables and the transferred financial assets are not legally isolated from the Company, the transferred lease receivables were not derecognized and are accounted for as secured borrowings in the consolidated financial statements. The Company will repay the secured borrowings to Chengdu Gongtou in installments of 33 months. During the year ended December 31, 2022 and 2023, the Company made repayments totaled RMB85,549 and RMB25,300 (US$3,563), respectively. The weighted average effective interest rate for the outstanding secured borrowings from Gongtou was 18.85% and 18.85% as of December 31, 2022 and 2023, respectively.

The outstanding balance as of December 31, 2023 of RMB721(US$102) will be repaid in 2024.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.CONVERTIBLE SENIOR NOTES

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Current liabilities:
Convertible Senior Notes held by a related party-current
2025 Convertible Notes	522,744	106,240	14,964
Convertible Senior Notes held by third parties-current
2024 Convertible Notes	77	78	11
	522,821	106,318	14,975
Non-current liabilities:
Convertible Senior Notes held by a related party-non-current
2025 Convertible Notes	522,744	424,962	59,855
	522,744	424,962	59,855

1) 2024 Convertible Notes

On September 17, 2019, the Company issued US$200,000 convertible senior notes (the “2024 Convertible Notes”) to several initial purchasers, of which US$100,000 were issued to Alibaba.com Hong Kong Limited (“Alibaba HK”), an entity affiliated with Alibaba Group Holding Limited (“Alibaba Group”), a principal shareholder of the Company and US$100,000 to third parties, respectively. The 2024 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 1.75% per annum on April 1 and October 1 of each year, beginning on April 1, 2021. The 2024 Convertible Notes will mature on October 1, 2024 unless redeemed, repurchased or converted prior to such date.

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

In 2022, the Company repurchased US$199,989 (equivalent to RMB1,379,364) aggregate principal amount of the 2024 Convertible Notes requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$11 (equivalent to RMB78) aggregate principal amount of the 2024 Convertible Notes remained outstanding and was included in “Convertible senior notes held by third parties-current” as of December 31, 2023 as it will mature on October 1, 2024.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

15.CONVERTIBLE SENIOR NOTES (CONTINUED)

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

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2022 and 2023 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the years ended December 31, 2022 and 2023. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

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

15.CONVERTIBLE SENIOR NOTES (CONTINUED)

1) 2024 Convertible Notes (continued)

As of December 31, 2022 and 2023, the principal amount of the 2024 Convertible Notes was RMB77 and RMB78 (US$11) respectively, unamortized debt discount was nil and nil respectively, and the net carrying amount of the 2024 Convertible Notes was RMB77 and RMB78 (US$11) respectively.

For the years ended December 31, 2022 and 2023, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2024 Convertible Notes was RMB21,768 and nil, respectively. As of December 31, 2023, the 2024 Convertible Notes will be accreted up to the principal amount of US$11 (equivalent to RMB78) over a remaining period of 0.75 years.

2) 2025 Convertible Notes

On June 3, 2020, the Company issued US$150,000 convertible senior notes to Alibaba HK. The 2025 Convertible Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in arrears at a rate of 4.5% per annum on July 1 and January 1 of each year, beginning on January 1, 2022. The 2025 Convertible Notes will mature on June 3, 2025 unless redeemed, repurchased or converted prior to such date.

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

15.CONVERTIBLE SENIOR NOTES (CONTINUED)

2) 2025 Convertible Notes (continued)

The Company also evaluated the embedded 2025 Convertible Notes Contingent Redemption Options and 2025 Convertible Notes Contingent Interest Features in accordance with ASC 815 to determine if these features require bifurcation. The 2025 Convertible Notes Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the 2025 Convertible Notes were not issued at a substantial discount and are redeemable at par. The 2025 Convertible Notes Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the 2025 Convertible Notes Contingent Interest Features on the issuance date and at December 31, 2022 and 2023 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended December 31, 2022 and 2023. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

The net proceeds from the issuance of the 2025 Convertible Notes were US$149,340 (equivalent to RMB1,061,421), after deducting offering expenses of US$660 (equivalent to RMB4,689) from the initial proceeds of US$150,000 (equivalent to RMB1,066,110).

As of December 31, 2022, the principal amount of the 2025 Convertible Notes was RMB1,046,074, unamortized debt discount was RMB586 and the net carrying amount of the 2025 Convertible Notes was RMB1,045,488. As of December 31, 2023, the principal amount of the 2025 Convertible Notes was RMB531,202 (US$74,818), unamortized debt discount was nil and the net carrying amount of the 2025 Convertible Notes was RMB531,202 (US$74,818).

On April 14, 2023, the Company signed an amendment with Alibaba HK and modified the Early Redemption Rights of the 2025 Convertible Notes. The Group and Alibaba HK agreed that Alibaba HK would not require the Company to repurchase all of the 2025 Convertible Notes in 2023. Alibaba HK instead required the Company to repurchase one half of the notes, or US$75,000 aggregate principal amount, in 2023. The Group have granted an extra repurchase option to Alibaba HK such that Alibaba HK would be able to require the Group to repurchase the other half of the 2025 Convertible Notes, or US$75,000 aggregate principal amount, within 90 days after June 3, 2024. Besides, the Group and Alibaba HK also agreed that the account receivables in BEST HK due from BEST China is pledged for the 2025 Convertible Notes held by Alibaba HK. The Group accounted for the amendments to the 2025 Convertible Notes as a debt modification, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt—Modifications and Exchanges (“ASC 470-50”).

In July 2023, the Company repurchased US$75,000 (equivalent to RMB503,318) aggregate principal amount of the 2025 Convertible Notes requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$75,000 (equivalent to RMB531,202) aggregate principal amount of the 2025 Convertible Notes remained outstanding.

In December 2023, all of the 2025 Convertible Notes held by Alibaba HK was transferred to Alibaba China. In April 2024, the Company signed an amendment term sheet with Alibaba China and further modified the Early Redemption Rights of the 2025 Convertible Notes (Note 29).

For the years ended December 31, 2022 and 2023, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the 2025 Convertible Notes was RMB48,708 and RMB35,395 (US$4,985), respectively. As of December 31, 2023, the 2025 Convertible Notes will be accreted up to the principal amount of US$15,000 (equivalent to RMB106,240) over a remaining period of 0.42 years and the principal amount of US$60,000 (equivalent to RMB424,962) over a remaining period of 1.35 years.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.TAXATION

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

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2021, 2022 and 2023, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, BEST HK, BEST Capital HK and Store HK are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries, VIEs and subsidiaries of the VIEs domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.

BEST Technology is qualified as High and New Technology Enterprise and is subject to a preferential statutory tax rate of 15% for three years from 2022 to 2024.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Company’s loss before income taxes and share of net loss of equity investees consists of the following:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
PRC	(954,592)	(1,053,407)	(369,844)	(52,093)
Non-PRC	(306,013)	(410,909)	(537,621)	(75,722)
	(1,260,605)	(1,464,316)	(907,465)	(127,815)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.TAXATION (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income (loss) are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax	(3,198)	(511)	(1,141)	(161)
Deferred income tax	—	—	—	—
	(3,198)	(511)	(1,141)	(161)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

A reconciliation of the differences between the PRC statutory tax rate and the Company’s effective tax rate for enterprise income tax from continuing operations is as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Loss before income taxes and share of net loss of equity investees	(1,260,605)	(1,464,316)	(907,465)	(127,815)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax computed at the statutory tax rate	315,151	366,079	226,866	31,953
Non-deductible expenses	(112,363)	(20,250)	(41,138)	(5,794)
Effect of different tax rates in different jurisdictions and preferential tax rate	447,053	(68,037)	(42,203)	(5,944)
R&D expenses super-deduction	25,756	14,223	15,868	2,235
Non-taxable income	6,525	6,395	4,575	644
Provision to return	14,568	(74,577)	17,752	2,500
Deferred tax expenses	(21,245)	(1,462)	(8,212)	(1,157)
Tax rate change	2,890	(483)	8,531	1,202
Expired tax loss	(112,725)	(160,285)	(18,784)	(2,645)
Change in valuation allowance	(568,808)	(62,114)	(164,396)	(23,155)
	(3,198)	(511)	(1,141)	(161)

The principal components of the deferred tax assets and liabilities are as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets, non-current
Accrued expenses	278,341	298,208	42,002
Customer advances and deposits	10,431	7,139	1,006
Allowance for credit losses and inventory provision	101,187	99,327	13,990
Allowance for long-term investment	3,078	3,078	434
Impairment of long-lived asset	—	23,675	3,335
Loss from inter-company loan forgiveness	—	128,959	18,163
Depreciation and amortization expense	18,961	8,476	1,194
Net operating losses carry forward	1,410,903	1,419,440	199,924
Lease liabilities	467,623	355,341	50,049
Total deferred tax assets	2,290,524	2,343,643	330,097
Valuation allowance*	(1,818,282)	(1,982,678)	(279,256)
Total deferred tax assets net of valuation allowance	472,242	360,964	50,841

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16. TAXATION (CONTINUED)

Deferred tax (continued)

*

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a three-year cumulative financial loss position and are not forecasting profits in the near future as of December 31, 2022 and 2023. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Deferred tax liabilities
Fair value changes of equity investments	(29,232)	(29,232)	(4,117)
Accrued revenue recognition difference	(3,765)	(5,016)	(707)
Right-of-use assets	(439,245)	(326,716)	(46,017)
Total deferred tax liabilities	(472,242)	(360,964)	(50,841)

As of December 31, 2022 and 2023, the Company has net operating losses from continuing operations of RMB5,621,989 and RMB5,719,812 (US$805,619), mainly from its PRC subsidiaries and VIEs. The tax losses in the PRC can be carried forward for five years to offset future taxable income, and the period is extended to ten years for entities that qualify as a HNTE. The PRC subsidiaries’ net operating losses will expire from years 2024 to 2033 if not utilized.

As of December 31, 2023, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2023, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB31,642 (US$4,457). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries are not determined because such a determination is not practicable.

Unrecognized tax benefits

As of December 31, 2022 and 2023, the Company recorded an unrecognized tax benefit of RMB94,572 and RMB88,530 (US$12,468) respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2022 and 2023, unrecognized tax benefits of RMB58,813 and RMB64,997 (US$9,155), respectively, if ultimately recognized, will impact the effective tax rate. A rollforward of unrecognized tax benefits is as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Beginning balance	78,800	94,572	13,320
Additions	15,772	6,184	870
Decreases	—	(12,226)	(1,722)
Ending balance	94,572	88,530	12,468

During the years ended December 31, 2021, 2022 and 2023, the Company did not record any interest expense or penalty accrued in relation to the unrecognized tax benefit.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years ended December 31, 2018 through December 31, 2023 of the PRC subsidiaries, the VIEs and its subsidiaries remain open to examination by the tax authorities.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.RESTRICTED NET ASSETS

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

For the years ended December 31, 2021, and 2022, the Company’s PRC subsidiaries had reversed RMB7,871 and RMB167 of statutory reserves, respectively, which are included in shareholder’s equity. The Group did not appropriate or reverse any statutory reserves for the year ended December 31, 2023.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIEs and the subsidiaries of the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and surplus reserves of the Company’s PRC subsidiaries and the VIEs and the subsidiaries of the VIEs, totaling RMB5,269,936 (US$742,255) as of December 31, 2023; therefore in accordance with Rules 504 and 4.08(e) (3) of Regulation SX, the condensed parent company only financial statements as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023 are disclosed in Note 28.

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

18.EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	2021			2022			2023
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic earnings (loss) per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(768,670)	(293,707)	(149,205)	(909,443)	(341,778)	(173,626)	(521,059)	(73,391)	(204,618)	(28,820)	(103,947)	(14,641)
Net income (loss) from discontinued operations, net of tax	934,833	357,198	181,458	(24,552)	(9,225)	(4,687)	9,561	1,346	3,754	529	1,907	269
Net income (loss) attributable to ordinary shareholders—basic	166,163	63,491	32,253	(933,995)	(351,003)	(178,313)	(511,498)	(72,045)	(200,864)	(28,291)	(102,040)	(14,372)
Denominator:
Weighted average number of ordinary shares outstanding—basic	246,207,464	94,075,249	47,790,698	250,326,701	94,075,249	47,790,698	239,563,290	239,563,290	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(3.12)	(3.12)	(3.12)	(3.63)	(3.63)	(3.63)	(2.18)	(0.31)	(2.18)	(0.31)	(2.18)	(0.31)
Discontinued operations	3.80	3.80	3.80	(0.10)	(0.10)	(0.10)	0.04	0.01	0.04	0.01	0.04	0.01
Basic earnings (loss) per share	0.68	0.68	0.68	(3.73)	(3.73)	(3.73)	(2.14)	(0.30)	(2.14)	(0.30)	(2.14)	(0.30)

Basic earnings (loss) per ADS:
Basic earnings (loss) per ADS (1 ADS equals 20 Class A ordinary shares)	13.60	13.60	13.60	(74.60)	(74.60)	(74.60)	(42.70)	(6.01)	(42.70)	(6.01)	(42.70)	(6.01)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

18.EARNINGS (LOSS) PER SHARE (CONTINUED)

	2021			2022			2023
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Diluted loss per share:
Numerator:
Net loss from continuing operations attributable to ordinary shareholders—basic	(768,670)	(293,707)	(149,205)	(909,443)	(341,778)	(173,626)	(521,059)	(73,391)	(204,618)	(28,820)	(103,947)	(14,641)
Net income (loss) from discontinued operations, net of tax	934,833	357,198	181,458	(24,552)	(9,225)	(4,687)	9,561	1,346	3,754	529	1,907	269
Net income (loss) attributable to ordinary shareholders—basic	166,163	63,491	32,253	(933,995)	(351,003)	(178,313)	(511,498)	(72,045)	(200,864)	(28,291)	(102,040)	(14,372)
Reallocation of net loss from continuing operations attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 20)	(442,912)	—	—	(515,404)	—	—	(308,565)	(43,460)	—	—	—	—
Reallocation of net income (loss) from discontinued operations, net of tax attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 20)	538,656	—	—	(13,912)	—	—	5,662	798	—	—	—	—
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares (Note 20)	95,744	—	—	(529,316)	—	—	(302,903)	(42,662)	—	—	—	—
Net income (loss) attributable to ordinary shareholders—diluted	261,907	63,491	32,253	(1,463,311)	(351,003)	(178,313)	(814,401)	(114,707)	(200,864)	(28,291)	(102,040)	(14,372)
Denominator:
Weighted average number of ordinary shares outstanding—basic	246,207,464	94,075,249	47,790,698	250,326,701	94,075,249	47,790,698	239,563,290	239,563,290	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares (Note 20)	141,865,947	—	—	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares for continuing operations outstanding - diluted	388,073,411	94,075,249	47,790,698	392,192,648	94,075,249	47,790,698	381,429,237	381,429,237	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares for discontinued operations outstanding - diluted	388,073,411	94,075,249	47,790,698	392,192,648	94,075,249	47,790,698	381,429,237	381,429,237	94,075,249	94,075,249	47,790,698	47,790,698
Weighted average number of ordinary shares outstanding - diluted	388,073,411	94,075,249	47,790,698	392,192,648	94,075,249	47,790,698	381,429,237	381,429,237	94,075,249	94,075,249	47,790,698	47,790,698
Continuing operations	(3.12)	(3.12)	(3.12)	(3.63)	(3.63)	(3.63)	(2.18)	(0.31)	(2.18)	(0.31)	(2.18)	(0.31)
Discontinued operations	3.80	3.80	3.80	(0.10)	(0.10)	(0.10)	0.04	0.01	0.04	0.01	0.04	0.01
Diluted earnings (loss) per share	0.68	0.68	0.68	(3.73)	(3.73)	(3.73)	(2.14)	(0.30)	(2.14)	(0.30)	(2.14)	(0.30)

Diluted earnings (loss) per share:
Diluted earnings (loss) per ADS (1 ADS equals 20 Class A ordinary shares)	13.60	13.60	13.60	(74.60)	(74.60)	(74.60)	(42.70)	(6.01)	(42.70)	(6.01)	(42.70)	(6.01)

For the years ended December 31, 2021, 2022 and 2023, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively (Note 20). The effects of all outstanding share options, restricted share units, convertible senior notes were excluded from the computation of diluted loss per share relating to the continuing operation and discontinued operations for the years ended December 31, 2021, 2022 and 2023, as the effects would be antidilutive on the loss from continuing operations.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.SHARE-BASED PAYMENTS

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

2017 Stock Incentive Plan (the “2017 Plan”)

In September 2017, the Company’s shareholders and Board of Directors approved the 2017 Plan (the “2017 Plan”). The 2017 Plan provides for an aggregate amount of no more than 10,000,000 Class A ordinary shares to be issued. In addition, the number of Class A ordinary shares available to be issued under the 2017 Plan will automatically be increased by a maximum of 2% of the Company’s total outstanding shares at the end of the preceding calendar year on January 1, 2019 and on every January 1 thereafter for eight years, provided that the aggregate amount of shares which may be subject to awards granted under the 2017 Plan does not exceed 10% of the Company’s total outstanding shares at the end of the preceding calendar year.

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

19.SHARE-BASED PAYMENTS (CONTINUED)

Options granted to employees

A summary of the employee share option activity under the 2008 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2022	1,055,042	0.75	7.02	9.02	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited/Expired	(96,672)	0.75	6.82	—	—
Outstanding, December 31, 2023	958,370	0.75	7.04	8.08	—
Vested as at December 31, 2023	17,237,222	0.67	2.37	4.71	—
Exercisable as at December 31, 2023	958,370	0.75	7.04	8.08	—

The aggregate intrinsic value in the table above represents higher of the difference between the closing share price on the last trading day in 2023 and the option’s respective exercise price or zero. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB884,679, nil and nil respectively.

No share option awards were granted to employees during the years ended December 31, 2021, 2022 and 2023. The total fair value of the equity awards vested under 2008 Plan during the years ended December 31, 2021, 2022 and 2023 were RMB8,583, nil and nil, respectively.

There were no new grants of share option awards during the years ended December 31, 2021, 2022 and 2023 , respectively. The options granted have been fully vested as of December 31, 2023.

As of December 31, 2023, there were no remaining unrecognized employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.SHARE-BASED PAYMENTS (CONTINUED)

Options granted to non-employees

A summary of the non-employee share option activity under the 2008 Plan is stated below:

				Weighted‑
			Weighted‑	average
		Weighted‑	average	remaining	Aggregate
	Number of	average	grant‑date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2022	1,439,177	0.70	2.47	5.65	—
Granted	—	—	—	—	—
Exercised	(43,400)	0.01	0.24	—	—
Forfeited	(28,000)	0.50	0.12	—	—
Outstanding, December 31, 2023	1,367,777	0.73	2.58	4.91	—
Vested at December 31, 2023	1,838,173	0.65	2.43	4.37	—
Exercisable at December 31, 2023	1,367,777	0.73	2.58	4.91	—

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in 2023 and the option’s respective exercise price or zero. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB20,457, nil and nil, respectively.

No share option awards were granted to non-employees during the years ended December 31, 2021, 2022 and 2023.. The options granted have been fully vested as of December 31, 2023.

As of December 31, 2023, there were no remaining unrecognized non-employee share-based compensation expenses.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.SHARE-BASED PAYMENTS (CONTINUED)

Restricted Shares

The following table summarizes the Company’s Restricted Shares activity under the 2017 Plan:

		Weighted-
		average
	Number of	grant-date
	shares	fair value
		US$
Outstanding, December 31, 2022	7,133,593	2.54
Granted	2,449,200	0.13
Vested	(4,419,335)	1.85
Forfeited	(346,315)	2.45
Outstanding, December 31, 2023	4,817,143	1.95
Vested and expected to vest as at December 31, 2023	13,480,316

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2021, 2022 and 2023 was US$2.17, US$0.69 and US$0.13, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2023, there was RMB21,300 (US$3,019) of total unrecognized share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 1.54 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. During the year ended December 31, 2021, 2022 and 2023, the Company granted 80,000, 160,000 and 150,000 Restricted Shares to non-employees, which were fully vested during the year.

Modification of Restricted Shares related to the disposal of BEST Network

On November 16, 2021, the Board of Directors of the Company approved the 1,235,896 restricted shares granted but not vested upon certain BEST Express employees shall be accelerated and to be vested all at once upon the closing of the disposal of BEST Network. There is no incremental compensation cost from the modification. The Company recognized the remaining unrecognized share-based compensation expenses related to these restricted shares of RMB18,181 during the year ended December 31, 2021 for the accelerated vesting of restricted shares due to the disposal.

The following table summarizes the total share-based compensation expense recognized by the Company:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenue	345	321	198	28
Selling expenses	9,654	3,523	2,084	294
General and administrative expenses	88,361	63,280	42,491	5,984
Research and development expenses	9,321	4,972	3,571	503
Share-based compensation expenses from continuing operations	107,681	72,096	48,344	6,809
Share-based compensation expenses from discontinued operations	27,245	—	—	—
Total share-based compensation expenses	134,926	72,096	48,344	6,809

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.SHARE-BASED PAYMENTS (CONTINUED)

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

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date, no share-based compensation expenses was recognized for the year ended December 31, 2021, 2022 and 2023. Upon the IPO completion date, the Company will immediately recognize the deferred compensation expenses associated with options that are vested as the IPO completion date and recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee equity award activity under the 2020 BEST Asia Plan is stated below:

Number of
options

Outstanding, December 31, 2022	42,952,900
Granted	10,427,000
Forfeited	(10,615,230)
Outstanding, December 31, 2023	42,764,670
Vested and expected to vest as at December 31, 2023	42,764,670
Exercisable as at December 31, 2023	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.SHARE-BASED PAYMENTS (CONTINUED)

Options granted by subsidiaries (continued)

2022 BEST CloudSoft Plan (continued)

In 2022, the shareholders and Board of Directors of the Company approved the 2022 BEST CloudSoft Plan, which is administrated by the Board of Directors of the Company. BEST CloudSoft Inc. reserved 30,000,000 ordinary shares of BEST CloudSoft Inc. to its eligible employees, directors and officers BEST CloudSoft Inc. and consultants. The purpose of the 2022 BEST CloudSoft Plan is to attract and retain the services of employees, directors and consultants considered essential to the success of the Company.

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

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the IPO constitutes a performance condition that is not considered probable until the IPO completion date, no share-based compensation expenses was recognized for the year ended December 31 2023. Upon the IPO completion date, the Company will immediately recognize the deferred compensation expenses associated with options that are vested as the IPO completion date and recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

A summary of the employee equity award activity under the 2022 BEST CloudSoft Plan is stated below:

Number of
options

Outstanding, December 31, 2022	12,850,000
Granted	4,595,000
Forfeited	(267,870)
Expired	(58,360)
Outstanding, December 31, 2023	17,118,770
Vested and expected to vest as at December 31, 2023	17,118,770
Exercisable as at December 31, 2023	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

20.SHAREHOLDERS’ EQUITY

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

In November 2019, the Board of Directors of the Company authorized a share repurchase program (“2019 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100,000 from the open market over a period of 18 months in accordance with applicable securities laws from time to time. During the year ended December 31, 2020, the Company repurchased an aggregate of 319,752.50 ADSs, representing 6,395,050 Class A ordinary shares under the 2019 Share Repurchase Program, at an average price of US$93.80 per ADS, for RMB211,352 (US$29,768). These repurchased shares are intended to be used for grants under the 2017 Plan. The remaining shares are recorded as Treasury shares during the years ended December 31, 2021, 2022 and 2023, the Company did not repurchase any ADSs under the 2019 Share Repurchase Program. During the years ended December 31, 2021, 2022 and 2023, 2,974,987, 3,420,063 and nil repurchased Class A ordinary shares are granted under 2017 Plan. As of December 31, 2022 and 2023, there were no repurchased shares outstanding under the 2019 Share Repurchase Program.

On March 10, 2023, the Board of Directors of the Company authorized a share repurchase program, under which the Company could repurchase up to US$20,000 worth of its outstanding American Depositary Shares from the open market over a 12-month period. The Company’s board of directors has terminated the share repurchase program, effective as of September 25, 2023. Prior to the program’s termination, the Company repurchased a total of 1,265,685 ADSs, representing 27,029,700 Class A ordinary shares, at an average price of US$13.94 per ADS, for RMB23,853(US$3,360) under the program. These repurchased shares are intended to be used for grants under the 2017 Plan. The remaining shares are recorded as Treasury shares on the consolidated balance sheets. During the years ended December 31, 2023, nil repurchased Class A ordinary shares are granted under 2017 Plan. As of December 31, 2023, 27,029,700 repurchased shares of RMB23,853 (US$3,360) are recorded as Treasury shares on the consolidated balance sheets.

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

21.CONVERTIBLE NON-CONTROLLING INTERESTS

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Balance at beginning of the year	191,865	191,865	27,024
Balance at end of the year	191,865	191,865	27,024

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

22.RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a principal shareholder of the Group
Alibaba Cloud Computing Co. Ltd (“Ali Cloud”)	Entity controlled by a principal shareholder of the Group
Alibaba.com Hong Kong Limited (“Alibaba HK”)	Entity controlled by a principal shareholder of the Group
Alibaba.com China Limited (“Alibaba China”)	Entity controlled by a principal shareholder of the Group
Alibaba (China) Network Technology Co., Ltd (“Alibaba Technology”)	Entity controlled by a principal shareholder of the Group
Lazada Express Limited (“Lazada”)	Entity controlled by a principal shareholder of the Group
Taobao China Holding Limited (“Taobao”)	Entity controlled by a principal shareholder of the Group
Zhejiang ALOG Supply Chain Management Co,Ltd (“ALOG”)	Entity controlled by a principal shareholder of the Group

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Rendering of express delivery, freight delivery and supply chain management services:
Cainiao	418,806	237,045	160,977	22,673
Lazada	120,892	148,628	105,766	14,897
ALOG	—	11,102	19,411	2,734
	539,698	396,775	286,154	40,304

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Commission fee paid to related party:
Lazada	—	2,526	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions: (continued)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	13,608	9,041	6,845	964

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Proceeds of the disposal of machinery and electronic equipment assets received from related party:
ALOG	—	16,013	12,659	1,783

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Repurchase of convertible senior notes held by related party (Note 15):
Alibaba HK	—	746,538	503,318	70,891

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Interest expense of convertible senior notes accrued to related party (Note 15):
Alibaba HK	62,887	62,192	35,015	4,932

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Borrowings received from related party:
Alibaba Technology	600,000	—	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.RELATED PARTY TRANSACTIONS (CONTINUED)

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

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Borrowings repaid to related party:
Alibaba Technology	600,000	—	—	—

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Interest expense of borrowings accrued to related party:
Alibaba Technology	674	—	—	—

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash proceeds from the disposal of an equity investment (Note 10):
Cainiao	220,000	—	—	—

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Issuance of BEST Asia Series A Preferred Shares to a related party (Note 21):
Taobao	193,803	—	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

22.RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	45,377	34,408	4,846
Ali Cloud	370	534	75
Lazada	24,895	20,382	2,871
ALOG	5,726	5,070	714
	76,368	60,394	8,506

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Amounts due to related parties:
Alibaba HK	131	78	11
Ali Cloud	446	1,041	147
Cainiao	241	—	—
Lazada	497	—	—
	1,315	1,119	158

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Convertible senior notes held by a related party – current:
Alibaba HK/China*	522,744	106,240	14,964
Convertible senior notes held by a related party – non-current:
Alibaba HK/China	522,744	424,962	59,855

* In December 2023, all of the 2025 Convertible Notes were transferred by Alibaba HK to Alibaba China.

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Convertible non-controlling interests held by related party:
Taobao	191,865	191,865	27,024

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

23.SEGMENT REPORTING

Since January 1, 2021, the Company reported segments as five operating segments: (1) Express delivery services, (2) Freight delivery services (“Freight delivery”), (3) Supply chain management services (“Supply chain management”), (4) Global logistic services (“Global”), (5) Other services (“Others”). Since the Express business was disposed in December 2021 and are reflected in the consolidated financial statements as discontinued operations, it is not reflected in the segment disclosures. Since then, the Company reports its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment.

Since January 1, 2022, due to the winding down of Ucargo, the Company reported Ucargo services together with Freight delivery services. Prior year’s comparative figure related to Ucargo services revenue of RMB2,809,081 under “Revenue – Others” for the year ended December 31, 2021 has been reclassified to “Revenue – Freight delivery” to conform to the current year’s presentation. The Company continues to report its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment.

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

23.SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue:
Freight delivery	8,353,703	4,890,823	5,412,204	762,293
Supply chain management	1,820,239	1,852,153	1,857,429	261,613
Global	1,194,146	963,505	949,738	133,768
Others	172,447	116,859	106,393	14,985
Inter-segment*	(114,699)	(79,268)	(9,920)	(1,397)
Consolidated revenue	11,425,836	7,744,072	8,315,844	1,171,262
Gross (loss) profit:
Freight delivery	(262,303)	(226,659)	197,429	27,807
Supply chain management	73,272	110,257	158,162	22,276
Global	(64,656)	(164,680)	(184,970)	(26,052)
Others	54,299	17,524	79,816	11,242
Inter-segment*	—	—	—	—
Consolidated gross (loss) profit	(199,388)	(263,558)	250,437	35,273
(*)

The inter segment eliminations mainly consist of services provided by Freight delivery and Global segments to the Supply chain management services segment, for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
PRC	10,231,981	6,827,165	7,369,331	1,037,948
Non-PRC	1,193,855	916,907	946,513	133,314
	11,425,836	7,744,072	8,315,844	1,171,262

The following table presents the Group’s revenue from contracts with customers disaggregated by the revenue recognition time:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue recognized at point of time	335,787	282,165	505,440	71,190
Revenue recognized over time	11,090,049	7,461,907	7,810,404	1,100,072
	11,425,836	7,744,072	8,315,844	1,171,262

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

24.FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

	Fair value measurements as at December 31, 2022 using
	Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs			Fair value
	(Level 1)	(Level 2)	(Level 3)	Total		adjustment		Impairment
	RMB	RMB	RMB	RMB		RMB	US$	RMB	US$
Recurring fair value measurement for:
Derivative assets	—	50,231	—	50,231	7,283	50,231	7,283	—	—
Derivative liabilities	—	(18,644)	—	(18,644)	(2,703)	(3,726)	(540)	—	—
Non-recurring fair value measurement for:
Equity investments without readily determinable fair value	—	—	156,859	156,859	22,742	—	—	(12,312)	(1,785)
	—	31,587	156,859	188,446	27,322	46,505	6,743	(12,312)	(1,785)

	Fair value measurements as at December 31, 2023 using
	Quoted	Significant	Significant
	prices in	observable	unobservable
	active markets	inputs	inputs			Fair value
	(Level 1)	(Level 2)	(Level 3)	Total		adjustment		Impairment
	RMB	RMB	RMB	RMB		RMB	US$	RMB	US$
Recurring fair value measurement for:
Derivative assets	—	16,433	—	16,433	2,315	16,433	2,315	—	—
Derivative liabilities	—	—	—	—	—	—	—	—	—
Non-recurring fair value measurement for:
Property and equipment, net	—	—	—	—	—	(94,699)	(13,338)	(94,699)	(13,338)
Equity investments without readily determinable fair value	—	—	156,859	156,859	22,093	—	—	—	—
	—	16,433	156,859	173,292	24,408	(78,266)	(11,023)	(94,699)	(13,338)

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

24.FAIR VALUE MEASUREMENTS (CONTINUED)

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 10). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value, especially considering the increased market volatility in the global financial markets after the COVID-19 outbreak.

The Group recognized unrealized gain of RMB58,643, nil and nil for measuring equity investments at fair value resulting from the observable price changes occurring in the years ended December 31, 2021, 2022 and 2023, respectively. The Group recognized impairment of RMB5,000, RMB12,312 and nil for equity investments at fair value in the years ended December 31, 2021, 2022 and 2023, respectively.

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

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Prepayments and other current assets	49,077	10,917	1,538
Other non-current assets	1,154	5,516	777
Total derivative assets	50,231	16,433	2,315
Accrued expenses and other liabilities	5,452	—	—
Other non-current liabilities	13,192	—	—
Total derivative liabilities	18,644	—	—

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

25.COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB36,347 (US$5,119) at December 31 2023, which are scheduled to be paid within one year.

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

26.EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries, VIEs and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB181,689, RMB155,642 and RMB121,630 (US$17,131) for the years ended December 31, 2021, 2022 and 2023, respectively.

27.ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2021	151,677
Foreign currency translation adjustments, net of tax of nil	(44,298)
Balance as of December 31, 2021	107,379
Foreign currency translation adjustments, net of tax of nil	17,085
Balance as of December 31, 2022	124,464
Foreign currency translation adjustments, net of tax of nil	(5,295)
Balance as of December 31, 2023	119,169
Balance as of December 31, 2023 (US$)	16,785

There have been no reclassifications out of accumulated other comprehensive income to net loss for all the periods presented.

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

28.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
Current assets:
Cash		6,703	2,142	302
Prepayments and other current assets		3,420	3,186	449
Total current assets		10,123	5,328	751
Non-current assets:
Other non-current assets		719	—	—
Investments in subsidiaries and VIEs and subsidiaries of VIEs		2,135,384	750,869	105,756
Total non-current assets:		2,136,103	750,869	105,756
Total assets		2,146,226	756,197	106,507
Current liabilities:
Accrued liabilities and other payables		—	1,333	186
Convertible senior notes held by a related party-current	15, 22	522,744	106,240	14,964
Convertible senior notes held by third parties-current	15	77	78	11
Total current liabilities		522,821	107,651	15,161
Non-current liabilities:
Long-term payable due to subsidiaries		403,652	321,736	45,316
Convertible senior notes held by a related party		522,744	424,962	59,855
Total non-current liabilities		926,396	746,698	105,171
Total liabilities		1,449,217	854,349	120,332

		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 1,858,134,053 shares authorized as of December 31, 2022 and 2023; 255,648,452 an 261,648,452 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	20	16,532	16,532	2,328
Class B ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 94,075,249 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	20	6,178	6,178	870
Class C ordinary shares (par value of US$0.01 per share as of December 31, 2022 and 2023; 47,790,698 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	20	3,278	3,278	462
Treasury shares	20	—	(23,853)	(3,360)
Additional paid in capital		19,481,417	19,529,806	2,750,715
Accumulated deficit		(18,934,860)	(19,749,262)	(2,781,625)
Accumulated other comprehensive income		124,464	119,169	16,785
Total shareholders’ equity (deficit)		697,009	(98,152)	(13,825)
Total liabilities and shareholders’ equity (deficit)		2,146,226	756,197	106,507

BEST INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

28.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Income (Loss)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(44,897)	(40,747)	(52,260)	(7,364)
Operating loss	(44,897)	(40,747)	(52,260)	(7,364)
Share of losses of subsidiaries and VIEs and subsidiaries of VIEs	(2,826,751)	(1,371,524)	(727,236)	(102,428)
Gain on disposal	3,213,599	—	—	—
Other income, net	—	17,329	—	—
Interest expense	(80,044)	(68,369)	(34,906)	(4,916)
Net income (loss) attributable to ordinary shareholders	261,907	(1,463,311)	(814,402)	(114,708)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(44,298)	17,085	(5,295)	(746)
Comprehensive income (loss)	217,609	(1,446,226)	(819,697)	(115,454)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(111,208)	(119,115)	(95,847)	(13,500)
Net cash generated from investing activities	82,099	1,492,777	618,412	87,102
Net cash generated from (used in) financing activities	2,604	(1,373,764)	(527,126)	(74,244)
Net decrease in cash and cash equivalents	(26,505)	(102)	(4,561)	(642)
Cash and cash equivalents at beginning of the year	33,310	6,805	6,703	944
Cash and cash equivalents at end of the year	6,805	6,703	2,142	302

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and VIEs and subsidiaries of VIEs” and the subsidiaries’ and VIEs’ and subsidiaries of VIEs’ losses as “Share of losses of subsidiaries and VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive income (loss).

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

29.SUBSEQUENT EVENTS

On April 22, 2024, the Company and Alibaba China entered into an agreement to amend the Early Redemption Rights of the 2025 Convertible Notes, pursuant to which Alibaba China will require the Company to repurchase the 2025 Convertible Notes with aggregated principal of US$ 15,000 (RMB 106,240 equivalent) and accrued interests before August 30, 2024 and to repurchase the remaining portion, or US$60,000 (RMB 424,962 equivalent) with accrued interest on May 10, 2025. Accordingly, the Company classified the extended portion of the 2025 Convertible Notes as non-current liabilities as of December 31, 2023. Besides, the Group and Alibaba China also agreed that the Company and BEST China cannot transfer or sell certain key businesses and core assets without written consent from Alibaba China.